Form 20-F
period 2020-12-31
Canaan Inc.
filed 2021-04-21
CIK 1780652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
1-2/F,
QianFang Science Building C
Building No. 27, Zhongguancun Software Park (Phase I)
No. 8 Dongbeiwang West Road
Haidian District, Beijing, 100193
People’s Republic of China
(Address of principal executive offices)
Tong He, Director of Finance
Telephone:
+86-010-5874-1858
Email: IR@canaan-creative.com
1-2/F,
QianFang Science Building C
Building No. 27, Zhongguancun Software Park (Phase I)
No. 8 Dongbeiwang West Road
Haidian District, Beijing, 100193
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
2,060,597,778 Class A ordinary shares were outstanding as of December 31, 2020
311,624,444 Class B ordinary shares were outstanding as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒

 Yes           ☐  No
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
☒  Yes            ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
☐  Yes            ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐  Yes            ☐  No

CANAAN INC.
FORM
20-F
ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2020

i

Conventions that Apply to this Annual Report on Form
20-F
In this annual report, unless otherwise indicated:

•	“ADR” are to American depositary receipts, which, if issued, evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents 15 of our Class A ordinary shares;

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
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
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
tape-out
means all the stages in the design and verification process of ICs have been completed;

•	“Thash” are to Terahash, the measuring unit of the processing power of the Bitcoin mining machine; and

•	“Thash/s” or “TH/s”, “GH/s” are to the measuring unit of hash rate. 1 TH/s = 1,000 GH/s;
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
The following Summary Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2017, 2018, 2019, and 2020 and summary consolidated statements of financial position as of December 31, 2017, 2018, 2019, and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report.
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

Summary Consolidated Statements of Comprehensive Income (Loss):

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
Products revenue	1,303.1	2,698.6	1,392.9	427.5	65.5
Leases revenue	—	—	24.5	19.0	2.9
Service revenue	4.7	6.0	2.7	0.3	0.0
Other revenues	0.3	0.7	2.5	0.9	0.1

Total net revenues	1,308.1	2,705.3	1,422.6	447.7	68.6
Cost of revenues	(703.7)	(2,197.2)	(1,938.6)	(409.9)	(62.8)

Gross profit (loss)	604.4	508.1	(516.0)	37.8	5.8

Operating expenses:
Research and development expenses (1)	(99.8)	(189.7)	(169.0)	(140.0)	(21.5)
Sales and marketing expenses (1)	(20.7)	(38.7)	(21.9)	(20.0)	(3.0)
General and administrative expenses (1)	(125.3)	(146.7)	(347.6)	(131.6)	(20.2)

Total operating expenses	(245.8)	(375.1)	(538.5)	(291.6)	(44.7)

Income (loss) from operations:
Interest income	0.2	4.2	3.9	3.2	0.5

Investment income	5.6	3.2	3.1	5.8	0.9
Interest expense and guarantee fee	—	(53.1)	(20.0)	(3.6)	(0.6)
Foreign exchange (loss) gain, net	(1.2)	(1.2)	6.8	2.4	0.4
Value added tax refunds	38.8	110.2	1.3	—	—
Other (loss) income, net	(1.1)	3.8	25.1	31.0	4.7

Income (loss) before income tax expenses	401.0	200.2	(1,034.5)	(215.1)	(33.0)
Income tax expense	(25.2)	(77.8)	—	—	—

Net income (loss)	375.8	122.4	(1,034.5)	(215.1)	(33.0)

Foreign currency translation adjustment, net of nil tax	—	(65.2)	9.7	(24.2)	(3.7)

Total comprehensive income (loss)	375.8	57.2	(1,024.8)	(239.3)	(36.7)

Note:

(1)	Share-based compensation expenses were allocated to the following expense items:

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Research and development expenses	25.1	9.6	22.5	0.7	0.1
Sales and marketing expenses	0.1	1.1	0.4	0.0	0.0
General and administrative expenses	70.3	7.9	247.4	2.3	0.3

Summary Consolidated Statements of Financial Position:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Cash and cash equivalents	176.5	258.9	516.6	391.3	60.0
Restricted cash	—	286.3	8.2	4.5	0.7
Accounts receivable	1.3	23.7	2.9	7.1	1.1
Inventories	259.8	585.7	196.1	225.5	34.6
Prepayments and other current assets	636.4	186.7	206.0	316.4	48.5
Income tax receivable	—	27.1	—	—	—
Property, equipment and software	18.4	27.9	22.6	12.2	1.9
Total assets	1,203.2	1,402.7	991.4	1,036.4	158.8
Short-term debts	—	1,049.0	99.9	34.8	5.3
Contract liabilities	202.5	6.9	8.3	430.4	66.0
Accrued liabilities and other current liabilities	69.2	58.0	40.7	63.3	9.7
Total liabilities	346.0	1,161.7	298.6	603.8	92.5
Total shareholders’ equity	857.2	241.0	692.8	432.6	66.3
Total liabilities and shareholders’ equity	1,203.2	1,402.7	991.4	1,036.4	158.8
Summary Consolidated Statements of Cash Flow:

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by / (used in) operating activities	91.2	(12.7)	(280.1)	42.3	6.5

Net cash (used in)/ provided by investing activities	(86.8)	84.0	(16.3)	(49.6)	(7.6)
Net cash provided by/ (used in) financing activities	150.0	295.2	278.0	(111.9)	(17.2)
Net increase/(decrease) in cash and cash equivalents, restricted cash	154.4	366.4	(18.4)	(119.2)	(18.3)

Effect of exchange rate changes on cash and cash equivalents, restricted cash	(1.3)	2.3	(1.9)	(9.8)	(1.5)

Cash and cash equivalents, restricted cash at the beginning of year	23.4	176.5	545.2	524.8	80.4

Cash and cash equivalents, restricted cash at the end of year	176.5	545.2	524.8	395.8	60.7

Non-GAAP
Financial Measures
In evaluating our business, we consider and use adjusted net income as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP
financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expense.
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
The table below sets forth a reconciliation of our net income to adjusted net income (loss) for the period indicated:

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in millions)
Net income (loss)	375.8	122.4	(1,034.5)	(215.1)	(33.0)
Add:
Share-based compensation expenses	95.5	18.6	270.2	3.0	0.4

Adjusted net income (loss)	471.3	141.0	(764.3)	(212.1)	(32.6)

Selected Operating Data
The following table sets forth the sales volume and average selling prices generated by our different Bitcoin mining machines for the periods indicated:

	Year ended December 31,
	2017		2018		2019		2020
	Volume	ASP	Volume	ASP	Volume	ASP	Volume	ASP
	set	RMB	set	RMB	set	RMB	set	RMB
A7 series (1)	294,523	4,402	20,576	3,710	—	—	—	—
A8 series (2)	—	—	503,237	4,842	276,571	1,189	47,993	130
A9 series (3)	—	—	35,324	3,665	88,347	2,068	2,551	650
A10 series (4)	—	—	—	—	122,134	7,082	116,550	3,010
A11 series (5)	—	—	—	—	—	—	3,898	10,437
A12 series (6)	—	—	—	—	—	—	967	14,633

Total	294,523	4,402	559,137	4,726	487,052	2,826	171,959	2,405

Notes:

(1)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(2)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(3)	Mainly includes our A921 and A911 Bitcoin mining machines.
(4)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(5)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(6)	Mainly includes our A1246 Bitcoin mining machines.

The following table sets forth the total computing power sold and average selling prices of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year ended December 31
	2017		2018		2019		2020
	Total Computing Power Sold	ASP per Thash	Total Computing Power Sold	ASP per Thash	Total Computing Power Sold	ASP per Thash	Total Computing Power Sold	ASP per Thash
	Thash/s	RMB	Thash/s	RMB	Thash/s	RMB	Thash/s	RMB
A7 series (1)	2,114,637	613	151,131	505	—	—	—	—
A8 series (2)	—	—	6,305,119	386	4,025,762	82	699,292	9
A9 series (3)	—	—	702,416	184	1,645,421	111	47,536	35
A10 series (4)	—	—	—	—	4,856,618	178	5,477,423	64
A11 series (5)	—	—	—	—	—	—	297,170	137
A12 series (6)	—	—	—	—	—	—	79,307	178

Total	2,114,637	613	7,158,666	369	10,527,801	131	6,600,729	63

Notes:

(1)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(2)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(3)	Mainly includes our A921 and A911 Bitcoin mining machines.
(4)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(5)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(6)	Mainly includes our A1246 Bitcoin mining machines.
The table below sets forth the sales cost, per unit costs and the selling cost in terms of computing power of our Bitcoin mining machines for the periods indicated:

	Year ended December 31
	2017			2018			2019			2020
	Cost (1)	Per unit cost	Cost per Thash	Cost (1)	Per unit cost	Cost per Thash	Cost (1)	Per unit cost	Cost per Thash	Cost (1)	Per unit cost	Cost per Thash
	RMB in millions	RMB	RMB	RMB in millions	RMB	RMB	RMB in millions	RMB	RMB	RMB in millions	RMB	RMB
A7 series(2)	693.3	2,354	328	51.1	2,482	338	—	—	—	—	—	—
A8 series(3)	—	—	—	1,243.9	2,472	197	689.1	2,492	171	119.6	2,492	171
A9 series(4)	—	—	—	154.9	4,385	221	370.4	4,193	225	10.7	4,193	225
A10 series(5)	—	—	—	—	—	—	672.4	5,506	138	838.2	7,191	153
A11 series(6)	—	—	—	—	—	—	—	—	—	47.1	12,077	158
A12 series(7)	—	—	—	—	—	—	—	—	—	8.4	8,680	106

Total	693.3	2,354	328	1,449.9	2,593	203	1,731.9	3,556	165	1,023.9	5,954	155

Notes:

(1)
Without taking into consideration the inventory and prepayment write down provision of nil, RMB786.0 million, RMB729.0 million,
RMB44.9 million (US$6.9 million), in 2017, 2018, 2019 and 2020, respectively, as well as a realized inventory and prepayment write down of nil, RMB71.1 million, RMB589.5 million, RMB794.6 million (US$121.8 million), respectively, for the same periods.

(2)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(3)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(4)	Mainly includes our A921 and A911 Bitcoin mining machines.
(5)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(6)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(7)	Mainly includes our A1246 Bitcoin mining machines.

B.	Capitalization and Indebtedness
Not required.

C.	Reasons for the Offer and Use of Proceeds
Not required.

D.	Risk Factors
Risk Factor Summary
The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

•	Our results of operations have been and are expected to continue to be negatively impacted by sharp Bitcoin price decreases.

•
We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

•	If we fail to succeed in the AI market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

•
The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.

•
We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.

•	The outbreak of the novel coronavirus (“COVID-19”) could have a material adverse effect on our business operations, results of operations, cash flows and financial position.

•	A substantial majority of our revenues are generated from sales to customers in the PRC. Any adverse development in the regulatory environment in the PRC could have a negative impact on our business.

•	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.

•
Substantial increases in the supply of mining machines connected to the Bitcoin network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products.

•	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

•	We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

•
Our Bitcoin mining machine business depends on supplies from very few third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-part foundry partners would significantly delay the shipment of our products.

•
Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write- offs, any of which could have a material adverse effect on our business, financial condition and results of operations.

•	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

•	We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

•	We rely on a limited number of third parties to package and test our products.

•
Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our Bitcoin mining machines.

•	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

•	We have incurred negative cash flows from operating activities and net losses in the past and can provide no assurance of our future operating results.

•	Shortages in, or increases in the prices of, the components of our products may adversely affect our business.

•	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

•	If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

•	Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.

•
The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition.

•
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

•
AI technologies are constantly evolving, and any flaws in or misuse of AI, even if committed by other third parties, could have a negative impact on our business, reputation, brands and the general acceptance of AI solutions by society.

•	Any failure of our products to meet the necessary quality standards could adversely affect our reputation, business and results of operation.

•	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.

•	Power shortages, labor disputes and other factors may result in constraints on our production activities.

•
If we fail to adequately protect our IP rights, our ability to compete effectively or to defend ourselves from litigation could be impaired, which could reduce our total revenue and increase our costs.

•	We may face IP infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

•	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

•
We require various approvals, licenses, permits and certifications to operate our business. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

•
We may be involved in legal and other disputes from time to time, whether arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees, or class action lawsuits from our shareholders.

•
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

An investment in our ADSs involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry
Our results of operations have been and are expected to continue to be negatively impacted by sharp Bitcoin price decreases.
The demand for, and pricing of, our Bitcoin mining machines is determined primarily by the expected economic return of Bitcoin mining activities, which in turn is significantly affected by expectations with respect to the Bitcoin price, among other factors. The price of Bitcoin has experienced significant fluctuations over its relatively short existence and may continue to fluctuate significantly in the future. According to Blockchain.info, Bitcoin prices ranged from approximately US$3,792 per coin as of December 31, 2018, US$7,220 per coin as of December 31, 2019, to US$28,949 per coin as of December 31, 2020. According to the same source, from January 1, 2020 to December 31, 2020, the highest Bitcoin price was approximately US$28,949 per coin and the lowest was US$4,826 per coin. In particular, the Bitcoin price had risen significantly since the fourth quarter of 2020 and reached US$58,764 per coin as of March 31, 2021. The decrease in the Bitcoin price in 2018 resulted in a material decrease in our sales volume and in the average selling price of our Bitcoin mining machines. As the Bitcoin price remained relatively low throughout the first quarter of 2019 and only started to recover in the second quarter of 2019, we continued to experience low demand of our Bitcoin mining machines despite a low selling price in the first half of 2019. The price of Bitcoin gradually decreased in the second half of 2019. As a result, our revenue for 2019 decreased by 47.4% from 2018. In the first three quarters of 2020, the Bitcoin price had fluctuated, while in the fourth quarter of 2020, it increased significantly. As such, the total computing power sold and the average selling price per Thash/s stayed low during the first three quarters of 2020. As the price of Bitcoin surged in the fourth quarter of 2020, the market demand for mining machines started to recover and the Company had received a large number of orders which were mainly scheduled for delivery in 2021. As a result, our revenue in 2020 decreased by 68.5% from 2019.
We expect our results of operations to continue to be affected by the Bitcoin price, as 99.7%, 97.7%, and 94.4% of our revenue were from sales of our Bitcoin mining machines and other Bitcoin mining machine parts and accessories in 2018, 2019, and 2020, respectively.
In particular, as we do not have any long-term sales contracts for our Bitcoin mining machines, the sales volume of our Bitcoin mining machines can be significantly affected by short-term fluctuations of Bitcoin price. Moreover, the Bitcoin price may also be affected by its market share in the cryptocurrency market. For example, in 2020, the People’s Bank of China began piloting a digital yuan, a central bank digital currency intended to replace some cash in circulation in the PRC. In May 2019, Facebook announced its plans for a cryptocurrency called Libra. If the digital yuan and/or Libra are successful and largely expand their market share to the detriment and potential exclusion of the Bitcoins in the cryptocurrency market, the value and price of the Bitcoins may be adversely affected. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain the demand for our Bitcoin mining machines or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of the ADSs even before our financial performance is affected, if at all.
Various factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility. Additionally, the reward for Bitcoin mining is designed to decline approximately every four years, with the most recent halving event occurring in May 2020, which has further contributed to Bitcoin price volatility and made our products less productive and therefore decreased the demand for and pricing of our Bitcoin mining machines in the first three quarters of 2020.
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

Furthermore, fluctuations in Bitcoin price may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machine, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, in 2018, 2019, and 2020, as a result of the significant drop in the Bitcoin price, we recorded inventories and prepayments write downs of RMB786.0 million, RMB729.0 million, and RMB44.9 million (US$6.9 million), respectively, which in turn had a significant negative impact on our profitability. If the Bitcoin price drops significantly in the future, we may need to make similar write-downs again. To the extent we are able to sell such inventories above its carrying value, our gross profit may also be inflated by such write down.
The Bitcoin price drop in 2018, the fourth quarter of 2019, and the first half of 2020 also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payment. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. In 2018, 2019, and 2020, we recognized such price concessions of RMB152.8 million, RMB22.4 million, and RMB11.5 million (US$1.8 million), respectively. We may continue to offer sales on credit to some of our customers, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.
We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
Sales of our Bitcoin mining machines, which incorporate our proprietary ASICs, historically generated substantially all of our revenue, and are expected to continue to generate a significant portion of our revenue in the foreseeable future. In 2018, 2019 and 2020, sales of our Bitcoin mining machines and other Bitcoin mining machine parts and accessories accounted for 99.7%, 97.7%, and 94.4% of our revenues, respectively. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

•	Another cryptocurrency displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;

•	Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies;

•
Over time, the reward for Bitcoin mining (in terms of the amount of Bitcoin awarded) will decline, which may reduce the incentive to mine Bitcoin. Specifically, the halving event occurred in May 2020, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

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

While we endeavor to expand our AI business, sales of Bitcoin mining machines continue to account for a substantial majority of our total revenue. As of December 31, 2020, we shipped about 239,878 AI chips and development kits. Our future revenue growth will depend largely on our ability to successfully expand our business in the AI market and penetrate into new application markets. We cannot predict how or to what extent the demand for our products in the AI market will develop going forward. Furthermore, as ASICs may not develop into mainstream solutions for AI technologies and applications, we might not be able to capitalize on the growth in the market for AI technologies and applications with our ASICs. If the AI market does not develop as we currently anticipate and we are unable to penetrate into new application markets, our future revenue and profits could be materially and adversely affected.
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
There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the holding, use and mining of Bitcoins. In addition, due to compliance risk, cost, government regulation or public pressure, banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies, including Bitcoins, as payment. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our products may be used by other parties to engage in money laundering and other illegal or improper activities. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.
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
The outbreak of the novel coronavirus
(“COVID-19”)
could have a material adverse effect on our business operations, results of operations, cash flows and financial position.
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
spread of
COVID-19
and resulting market disruption. Many of our customers have been facing increasing disruptions to their business, including the maintenance or expansion of their Bitcoin mining sites.
The spread of pandemics or disease outbreaks such as
COVID-19
has also disrupted logistics necessary to import, export, and deliver products to us or our customers. Ports and other channels of entry have been closed or operated at only a portion of capacity, as workers have been prohibited or otherwise unable to report to work, and means of transporting products within regions or countries have been limited for the same reason.
Our operations, or those of our suppliers and business partners have been limited in their ability to produce our products because of transport restrictions related to quarantines or travel bans. We, our suppliers and business partners face workforce limitations and travel restrictions and related government actions which impact many aspects of our business. As a significant percentage of our employees or the employees of our suppliers and business partners have been unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks, our operations have been negatively impacted.

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
In addition, we cannot predict the impact that
COVID-19
will have on our customers, suppliers and other business partners, and each of their financial conditions; however, any material effect on these parties could adversely impact us. This situation is changing rapidly and additional impacts may arise that we are not aware of currently. Given the dynamic circumstances and significant uncertainty associated with the pandemic and resulting market disruption, which has had an impact to our operations in 2020, we are unable to estimate the adverse impact of these events on the results of operations, financial position and cash flows for the year-ended December 31, 2021, although we expect these impacts to be adverse, and which may be material.
A substantial majority of our revenues are generated from sales to customers in the PRC. Any adverse development in the regulatory environment in the PRC could have a negative impact on our business.
We primarily sell our Bitcoin mining machines to customers in the PRC. In 2018, 2019, and 2020, revenue from customers in the PRC accounted for 76.1%, 74.8%, and 84.8%, respectively, of our total revenue. If there is any adverse development in the regulatory environment concerning Bitcoin mining or AI application in the PRC, our business, financial condition and results of operations will be materially and adversely affected and we will need to further strengthen our efforts in expanding our international sales. There is no assurance that we will be able to effectively respond to any changes in PRC industrial policies as well as their implementation and interpretation. To the extent we are not able to generate sufficient sales from overseas markets to offset any decrease in demand from our PRC customers, our business and results of operations will be negatively impacted. In particular, if the PRC government completely bans the mining, possession and use of Bitcoin, we will not be able to sell our products in the PRC, and we may not be able to generate sufficient sales overseas to make up for such loss of business in the PRC.
Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
Our ASICs for Bitcoin mining machines are designed for the POW mechanism which the Bitcoin network uses to validate Bitcoin transactions. Another cryptocurrency that uses the POW mechanism is known as “Bitcoin cash,” developed in mid-2017,
which our current Bitcoin mining machines can also mine. Many people within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that should not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our Bitcoin mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “—The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition” and “—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and adversely impact our business, results of operations and financial condition.”

Substantial increases in the supply of mining machines connected to the Bitcoin network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products.
The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and coupled with the decrease in Bitcoin reward, resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products.
We may be unable to make the substantial research and development investments that are required to remain competitive in our business.
Advances in AI technology, Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2018, 2019 and 2020, we incurred research and development expense of RMB189.7 million, RMB169.0 million, and RMB140.0 million (US$21.5 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.
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

Our Bitcoin mining machine business depends on supplies from very few third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-part foundry partners would significantly delay the shipment of our products.
As a fabless IC design company, we do not own any IC fabrication facilities and depend on very few third-party foundry partners. Semiconductor Manufacturing International Corporation, or SMIC, has been our major third-party foundry partner for our Bitcoin mining machine business, but we have also worked with Samsung and Taiwan Semiconductor Manufacturing Company Limited.
In 2018, 2019 and 2020, the value of the ICs we purchased from Taiwan Semiconductor Manufacturing Company Limited, or TSMC accounted for 63.1%, 58.3%, and 1.4%, respectively, of our total procurement for the respective periods. In 2019 and 2020, the value of the ICs we purchased from SMIC accounted for 1.4% and 22.7%, respectively, of our total procurement for the respective periods. It is important for us to have a reliable relationship with SMIC and other current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.
We cannot guarantee that our very limited third-party foundry partners will be able to meet our manufacturing requirements. The ability of our third-party foundry partners to provide us with foundry services is limited by their technology migration, available capacity, existing obligations and global semiconductor supply. In particular, we have experienced a global shortage in semiconductors beginning 2021, which may have adversely impacted the production activity and capacity of our third-party foundry partners. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified ICs in a sufficient amount, which will significantly affect our technological advancement and shipment of Bitcoin mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition.
In addition, we do not have a guaranteed level of production capacity from our third-party foundry partners. We do not have long-term contracts with them, and we source our supplies on a purchase order basis and prepay the purchase amount. As a result, we depend on our third-party foundry partners to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our third-party foundry partners raise their prices or are unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our third-party foundry partners that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our third-party foundry partners may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.
In particular, the production of our ASICs may require advanced IC fabrication technologies, and foundries other than our third-party foundry partners might not have sufficient production capacity for such technologies, if at all, to meet our requirements. This may expose us to risks associated with engaging new foundries. For example, using foundries with which we have not established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We have historically contracted with a single foundry for a specific generation of our ASICs, which means that the failure, for whatever reason, of a single third-party foundry partner could materially and adversely affect a whole generation of our products.
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
To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs. We recorded inventory and prepayment write down provision of RMB786.0 million, RMB729.0 million and RMB44.9 million (US$6.9 million), in 2018, 2019 and 2020, respectively. The carrying value of our inventories were RMB585.7 million, RMB196.1 million and RMB225.5 million (US$34.6 million) as of December 31, 2018, 2019 and 2020, respectively.
The average selling prices of our products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.
The IC design industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the average selling prices of products over time. For example, the average selling price per Thash for our Bitcoin mining machines decreased from RMB369 in 2018 to RMB131 in 2019 and further decreased to RMB63 (US$9.7) in 2020. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the IC design industry, there are no assurances that we will be able to pass on any decrease in average selling prices of our products to our suppliers. In the event that average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.
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
Historically, we have grown our scale of operations rapidly while our revenues experienced fluctuations due to, among others, the fluctuations of Bitcoin prices. We may not be able to grow our revenue in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.
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

If we are unable to effectively manage these risks, our ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
We have incurred negative cash flows from operating activities and net losses in the past and can provide no assurance of our future operating results.
We have experienced negative cash flows from operating activities in the amount of RMB12.7 million, RMB280.1 million, and positive cash flows RMB42.3 million (US$6.5 million) for 2018, 2019 and 2020, respectively, and we incurred a net loss in the amount of RMB215.1 million (US$33.0 million) for 2020. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to grow our AI business and manage our product mix and our ability to secure favorable commercial terms from suppliers.
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
We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2018, 2019 and 2020, the outstanding balance of prepayments we made to our third-party foundry partners amounted to RMB62.3 million, RMB18.4 million, and RMB182.6 million (US$28.0 million), respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.
If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.
We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2018, 2019 and 2020, our trade receivables amounted to RMB27.5 million, RMB2.9 million, and RMB7.1 million (US$1.1 million), respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.
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
For example, if any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. We cannot be certain that such third-party foundry partner will be able to develop, obtain or successfully implement process technologies needed to manufacture future generations of our products on a timely basis. Moreover, during the periods in which foundries are implementing new process technologies, their manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller geometry process technologies could have a material and adverse effect on us, particularly if our competitors transition to such technologies before us.

In addition, resolution of yield problems requires cooperation among us, our third-party foundry partners and package and test partners. We cannot assure you that the cooperation will be successful and that any yield problems can be fixed.
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
Our share capital is designated into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. Nangeng Zhang, our Chairman and Chief Executive Officer, beneficially own 100% of our Class B ordinary shares, representing approximately 69.5% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2020. However, the interests of our Chairman and Chief Executive Officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our Chairman and Chief Executive Officer. As a result of the foregoing, the value of your investment could be materially reduced.
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
We have exported our products to a number of countries outside of the PRC and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of the PRC. Sales to the United States accounted for 10.5%, 3.2%, and 0.8% of our total sales in 2018, 2019 and 2020, respectively, while Kazakhstan accounted for 10.7% of our total sales in 2020. Further, we rely on certain overseas suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as our electronic design automation, a development tool. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.
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
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
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
Our business could also be adversely affected by epidemics, outbreaks or pandemics such as avian flu, H1N1, also known as swine flu, as well as
COVID-19.
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
As an enterprise selling self-developed software, Hangzhou Canaan Creative Information Technology Co., Limited, or Hangzhou Canaan, a subsidiary of ours, received VAT tax refunds of RMB110.2 million, RMB1.3 million, and nil in 2018, 2019 and 2020, respectively. We cannot assure you that we will continue to qualify for the VAT tax refund, or that the policies providing for the VAT tax refund will continue to be effective.
Additionally, Hangzhou Canaan was accredited as a software enterprise, and was therefore entitled to preferential tax treatment, paying no income taxes in 2017 and subject to an enterprise income tax rate, or EIT rate, of 12.5% for 2018, 2019, and 2020. Furthermore, Hangzhou Canaan was accredited as a key software enterprise in 2018, and was subject to an EIT rate of 10.0% for that year. We took advantage of the lowest EIT rate available to us each year.
Following our accreditation as a key software enterprise falling within the State’s planning lay-out
or high-tech enterprise, we will independently determine whether we meet the conditions required for EIT preferences annually. Under the PRC Enterprise Income Tax Law (
《中华人民共和国企业所得税法》
), or the PRC EIT Law and its relevant regulations, PRC companies are typically subject to an income tax rate of 25% under the PRC EIT Law. Meanwhile, we shall, in accordance with the requirements of the tax authority and other relevant authorities, retain and submit our financial statements together with details of our research and development activities and other technological innovation activities for future reference to enjoy the preferential tax treatment. As advised by Commerce & Finance Law Offices, our PRC legal adviser, if we fail to provide materials retained for future reference, we will not be entitled to enjoy the preferential tax treatment, as well as other benefits conferred under the accreditations.
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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, or after the publication of third-party research reports. For example, a negative research report was published about us by Marcus Aurelius Value on February 20, 2020. Subsequently, on March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that the Form
F-1
registration statement for our initial public offering contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York on September 2, 2020. On December 7, 2020, we filed a motion to dismiss the amended complaint which was fully briefed on March 8,2021. On April 5,2021, the complaint filed a letter motion to dismiss briefing or, in the alternative, convert the motion to dismiss into a motion for summary judgment.
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
Our operations may require additional capital or financing from time to time in order to achieve further growth. We had outstanding borrowings of RMB34.8 million (US$5.3 million) as of December 31, 2020, incurred primarily to support our operation. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. On March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that the Form
F-1
registration statement for our initial public offering contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York on September 2, 2020. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss was fully briefed on March 8, 2021. As of the date of this annual report, we are in the process of preparing our response to the letter motion that the complaint filed to exclude three exhibits cited in our motion to dismiss briefing or, in the alternative, convert the motion to dismiss into a motion for summary judgment.
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
Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions, including a provision that entitles each Class B ordinary share to 15 votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties form seeking to obtain control of our company in a tender offer or similar transaction. If any Class B ordinary shares are converted into Class A ordinary shares or canceled for any reasons, our board of directors will have the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Act of the Cayman Islands, as amended and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five- year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi had depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year
period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of the Renminbi to the U.S. dollar exceeded 7.0 since 2008. The Renminbi appreciated approximately 6% in 2020, with an approximately 8% rise over the second half of the year alone. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
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
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.

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
We have identified two material weaknesses in our internal controls as of December 31, 2020, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.
In the course of preparing and auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to (i) our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) our lack of documented financial closing policies and procedures, specifically those related to the period end expenses cut-off
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
We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.
As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Market.
For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of the Nasdaq Stock Market Rules; these practices may afford fewer protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules.
As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Global Market. We may also follow the home country practice for certain corporate governance practices, which may differ from the requirements of the Nasdaq Global Market. If we choose to follow the home country practice, our shareholders may be afforded fewer protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
Based upon the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2020, and we do not expect to be a PFIC in 2021 or to become one in the foreseeable future, although there can be no assurance in this regard.
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
Our principal executive offices are located at
1-2/F,
QianFang Science Building C, Building No. 27, Zhongguancun Software Park (Phase I), No. 8 Dongbeiwang West Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is
+86-010-5874-1858.
Our registered office in the Cayman Islands is located at the offices of Sertus Chambers, Suite
#5-204,
23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman,
KY1-1104,
Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

B.	Business Overview
We provide supercomputing solutions through our proprietary high performance computing ASICs. Our visionary management team has a clear strategy to commercialize supercomputing technology. In January 2013, Mr. Nangeng Zhang, our chairman and chief executive officer, and his team, invented and delivered one of the first Bitcoin mining machines incorporating ASIC technology. Our founders and management team have a clear strategy to commercialize supercomputing technology. We initially dedicated our research and development efforts to ASIC applications for Bitcoin mining, which rapidly built up our know-how of ASIC design. Such experience provided us with a solid foundation in terms of both technology and capital resources, which better prepared us for further research and development involving AI chips. In September 2018, we became the first in the industry to deliver commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. As we are a fabless IC designer, the ICs that we design are manufactured, packaged and tested by industry-leading suppliers, including SMIC, TSMC and Samsung.
We have developed significant advantages in our business and technological capabilities, including the following:

•	Our mastery of the whole IC design process;

•	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products, producing in aggregate over 217 million chips in 2018, 2019, and 2020;

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

Set forth below is a summary of the milestones and status of the development of our ASICs developed for Bitcoin mining solutions.

ASICS	Status and expected timeline*
28nm	• Production end of life

16nm, First Generation	• Production end of life

16nm, Second Generation	• Mass production of final products in 4th quarter 2017

16nm, Third Generation	• Mass production of final products in 2nd quarter 2018

7nm, First Generation	• Mass production of final products in 3rd quarter 2018

16nm, Fourth Generation	• Mass production of final products in 2nd quarter 2019

8nm, First Generation	• Mass production of final products in 1st quarter 2020

14nm, First Generation	• Mass production in 2nd quarter 2020

N+1nm, First Generation	• Mass production in 3rd quarter 2020

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
Set forth below are certain specifications of our selected AvalonMiner products.

Bitcoin Mining Machine	Release Date	ASICs	Number of ASICs in Each Product	Computing Power (GH/s)	Power Consumption (W/GHs)
A841	March 2018	16nm, Second Generation	104	13,000	0.10
A851	July 2018	16nm, Third Generation	104	14,500	0.10
A852	April 2019	16nm, Third Generation	104	15,000	0.10
A921	August 2018	7nm, First Generation	104	20,000	0.09
A911	January 2019	16nm, Third Generation	204	19,500	0.09
A1047	April 2019	16nm, Fourth Generation	240	37,000	0.07
A1066	July 2019	16nm, Fourth Generation	342	50,000	0.07
A1066 pro	September 2019	8nm, First Generation	324	55,000	0.06
A1246	September 2020	N+1nm, First Generation	360	90,000	0.04
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

•
Machine Vision
. K210 is a highly adaptive embedded machine vision solution. It can perform convolutional neural-network calculations with high power efficiency. It is capable of object detection, image classification, face detection and recognition, obtaining size and coordinates of targets in real time and analyzing the type of detected targets in real time.

•
Machine Hearing
. K210 comes with a high-performance microphone array audio processor capable of real-time source orientation detection, sound field imaging, beamforming, voice wake-up
and speech recognition.

Our AI chips’ capabilities have the potential to be applied in a number of AI solutions in the field of IoT that involve automation, image and voice recognition, motion control and authentication. We currently focus on the following applications:

•
Smart Homes
. Our chips can be applied in smart home appliances and security systems, including air conditioners, microwave ovens, gas meters, speakers, robot vacuum, electronic door locks featuring facial recognition functions, and household monitoring systems.

•	Agriculture . Our chips can increase crop yields when used for AI-powered agricultural monitoring, pest and disease monitoring and automated control.

•
Smart Retail
. Our chips can power AIoT devices in smart retail to elevate customer experience, including supporting facial recognition for payment, automatically classifying items in vending machines, and tracking and analyzing customer flows.

•	Surveillance and Security . AI applications in image and voice recognition can be used by companies, schools or hotels for security purposes.

•	Advanced driver-assistance systems . Our chips can empower image or video capturing devices installed in cars to detect human movements and facial expression for driver fatigue warning.
Our AI chips can also be used for the following applications:

•
Smart Industrial Applications
. Our chips can be applied in logistics solutions, including intelligent sorting and transportation in complex warehousing environments, smart industrial machinery and robots, monitoring of electrical equipment, equipment fault detection and analysis of industrial equipment data. End users of such applications will mainly be logistics companies and manufacturers who wish to become more cost-efficient.

•
Medical Industry
. Our chips can be utilized in medical solutions, including intelligent auxiliary diagnosis and treatment, medical image recognition, medicine identification search, medicine excavation, health management and medical care.

•
Education
. Our chips can enhance the process of providing education to students and help teachers improve their teaching methods by allowing for the use of educational robots, virtual tutors, self-adaptive/personalized teaching, intelligent interactive platforms, educational efficiency inspection, teaching interaction and educational review. In addition, our AI chips can be utilized in body gesture detection or emotion detection technologies to identify child abuse, bullying or school violence incidents.

•
Authentication
. Image and voice recognition can also be used as an authentication method for devices, such as
AI-powered
face unlock for smartphones, and commercial transactions, such as ATM and bank transactions.

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

K210 has received strong interest from the
Risc-V
developer community. As of December 31, 2020, we have shipped over 239,000 AI chips and development kits to AI product developers, the majority of which are from overseas, and we have initiated cooperation with more than 110 AI algorithm companies to develop holistic AI solutions for end consumers.
Research and Development
We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by our chairman and chief executive officer, Mr. Zhang. Mr. Zhang and his team are credited with inventing one of the first cryptocurrency mining machines incorporating ASIC technology.
To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 32 team members, which is responsible for chip design and optimization and (ii) an AI products group consisting of 53 team members, which are responsible for the design of our Kendryte series including algorithm optimization and end application, both as of December 31, 2020.
As of December 31, 2020, our research and development team is comprised of 85 members, representing approximately 34.3% of our total employees. Our research and development team includes 40 members with a master’s degree or above. In addition to Mr. Zhang heads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.
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
Research and Development Achievements
Our research and development efforts have yielded significant results which enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents while the rest are part of our proprietary trade secrets. As of December 31, 2020, we have registered a total of 135 patents in the PRC, including 15 inventions, 92 utility model patents and 28 exterior design patents. As of the same date, we have registered 105 software copyrights and 70 IC layout-design rights in the PRC. In particular, we have been focusing on designing ASICs utilizing the most advanced process technologies available and achieved the following technological breakthroughs:

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
We closely work with leading global production partners, including SMIC, TSMC and Samsung for IC fabrication.
IC Fabrication
We work with SMIC, currently our main IC fabrication partner, to formulate semi-annual purchase plans in order for them to allocate their production resource, and we place actual orders according to our business needs. After we place our orders, and once SMIC accepts our orders, we are required to prepay 50% of the purchase price in order to secure production capacity from SMIC. It takes an average of approximately three months from the time when we place our order to the delivery of wafers. We started our cooperation with SMIC in 2019, and we do not maintain any long-term contract or framework agreement.

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

Intellectual Property
We regard our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how,
proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete
agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2020, we had registered 200 trademarks, including 59 in the PRC, 56 in Hong Kong, 16 in Taiwan, 20 in Japan, 17 in Republic of Korea, 12 in the United States, 20 in Russia.
As of December 31, 2020, we have registered a total of 135 patents in the PRC, including 15 inventions, 92 utility model patents and 28 exterior design patents. As of the same date, we have registered 105 software copyrights and 70 IC layout-design rights in the PRC.
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
Employees
As of December 31, 2020, we employed a total of 248 employees that are classified as follows:

Function	Number of Employees	Percentage of Total Number of Employees
Management	47	19.0%
Sales and marketing	19	7.7%
Research and development	85	34.3%
Others	97	39.0%
Total	248	100.0%

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
Properties
We lease all our properties in China in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2020, we occupied a total of 17 properties with an aggregate gross floor area of approximately 14,500 square meters.
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
Legal Proceedings
On March 4, 2020, a putative class action was filed in the United States District Court of Oregon against us, certain of our officers and directors and the underwriters in our IPO. The complaint alleges that the Form
F-1
registration statement for our IPO contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York on September 2, 2020. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss was fully briefed on March 8, 2021. As of the date of this annual report, we are in the process of preparing our response to the letter motion that the complaint filed to exclude three exhibits cited in our motion to dismiss briefing or, in the alternative, convert the motion to dismiss into a motion for summary judgment.

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
PRC Policies and Regulations relating to the IC Industries
Investments in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) (
《鼓励外商投资产业目录
(2020
修订
)
》
), or the Foreign Investment Catalog, which was jointly promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission of the PRC, or NDRC, on December 27, 2020 and became effective on January 27, 2021. The Foreign Investment Catalog contains specific provisions guiding market access of foreign capital, stipulating in detail different areas of entry, which include encouraged foreign-invested industries. Our business falls within the category of encouraged foreign-invested industries, according to catalogs 321, 322, 326, 327, 330 and 331of encouraged foreign invested industries listed in the Foreign Investment Catalog.
Pursuant to the Provisions for Guiding the Foreign Investment Direction (
《指导外商投资方向规定》
), projects with foreign investment fall into 4 categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted or prohibited shall be listed in the Foreign Investment Catalog. Projects with foreign investment not listed as encouraged, restricted or prohibited projects are permitted projects.
As demonstrated by the Circular of the State Council on Printing and Distributing Policies for Encouraging the Development of the Software Industry and the Integrated Circuit Industry (
《国务院关于印发鼓励软件产业和集成电路产业发展若干政策的通知》
) issued on June 24, 2000, the PRC continues to enact policies encouraging new and advanced technology and supporting the software and IC industries.
Pursuant to the Circular of the State Council on Printing and Distributing Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (
《国务院关于印发进一步鼓励软件产业和集成电路产业发展若干政策的通知》
) effective from January 28, 2011 and the Announcement of the State Administration of Taxation on Issues Concerning the Accreditation and the Administration for Software and Integrated Circuit Enterprises (
《关于软件和集成电路企业认定管理有关问题的公告》
) effective from May 30, 2012 (abolished on May 29, 2016), the following financial and tax policies were formulated:

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
According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin (
《中国人民银行、工业和信息化部、中国银行业监督管理委员会、中国证券监督管理委员会、中国保险监督管理委员会关于防范比特币风险的通知》
) jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, or CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.
According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks (
《中国人民银行、中央网信办、工业和信息化部、工商总局、银监会、证监会、保监会关于防范代币发行融资风险的公告》
) promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called
token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.
PRC Laws and Regulations relating to Intellectual Property Rights
Trademark
The Trademark Law of the PRC (
《中华人民共和国商标法》
) was promulgated on August 23, 1982 with the last amendment effective from November 1, 2019. The Implementing Regulations of the Trademark Law of the PRC (
《中华人民共和国商标法实施条例》
) was promulgated on August 3, 2002 by the State Council and amended on April 29, 2014 and became effective on May 1, 2014. These current effective laws and regulations provide the basic legal framework for the regulations of trademarks in the PRC, covering registered trademarks including commodity trademarks, service trademarks, collective marks and certificate marks. The Trademark Office under the CNIPA is responsible for the registration and administration of trademarks in the PRC. Trademarks are granted on a term of 10 years commencing on its registration date. Twelve months prior to the expiration of the
10-year
term, an application may renew the trademark for another 10 years.

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
Patent
Pursuant to the Patent Law of the PRC (
《中华人民共和国专利法》
), promulgated on March 12, 1984 with the last amendment effective from June 1, 2020, and the Detailed Implementing Rules of the Patent Law of the PRC (
《中华人民共和国专利法实施细则》
) promulgated on June 15, 2001 with the last amendment effective from February 1, 2010, respectively, an inventor or a designer may apply to China National Intellectual Property Administration, or the CNIPA for the grant of an invention patent, an utility model patent or a design patent. According to the Patent Law of the PRC, the right to apply for a patent (a patent application) and of registered patent can be transferred upon completion of registration with CNIPA. The patent right duration is 20 years for invention and 10 years for utility model and design, starting from the date of application. A patentee is obligated to pay annual fee beginning with the year in which the patent right is granted. Failure to pay the annual fee may result in a termination of the patent right duration.
Copyright
The Copyright Law of the PRC (
《中华人民共和国著作权法》
), promulgated on September 7, 1990 with the last amendment promulgated on November 11, 2020 and to be effective on June 1, 2021, protects copyright and explicitly covers computer software copyright. The Regulations on the Computer Software Protection (
《计算机软件保护条例》
), promulgated on December 20, 2001 and amended on January 30, 2013 and came into force on March 1, 2013, protects the rights and interests of the computer software copyright holders and encourages the development of the software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations are automatically protected immediately after its development, whether published or not. Foreigners or stateless persons having software first published within the territory of the PRC enjoy copyright in accordance with these regulations. Software owned by foreigners or stateless persons are protected in the PRC under these regulations according to an agreement signed between the country to which the foreigner belongs or the habitual residence of its developer and the PRC or according to the international conventions the PRC participated in. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. On February 20, 2002, the National Copyright Administration of the PRC promulgated the Measures for the Registration of Computer Software Copyright (
《计算机软件著作权登记办法》
), which came into force on the date of promulgation and outlines the operational procedures for registration of software copyright, as well as registration of software copyright licenses and transfer contracts. The copyright Protection Center of PRC is mandated as the software registration agency under the regulations.

Layout Designs of Integrated Circuits
The Regulations on the Protection of Layout-Designs of Integrated Circuits (
《集成电路布图设计保护条例》
) was promulgated by the State Council on April 2, 2001 and became effective on October 1, 2001, and the Detailed Implementing Rules of the Regulations on the Protection of Layout-Designs of Integrated Circuits (
《集成电路布图设计保护条例实施细则》
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
Domain Name
Internet domain name registration and related matters are primarily regulated by the Administrative Measures on Internet Domain Names (
《互联网域名管理办法》
) issued by the Ministry of Industry and Information Technology (
中华人民共和国工业和信息化部
), or the MIIT, on August 24, 2017 which became effective on November 1, 2017, the Measures on Domain Name Disputes Resolution (
《中国互联网络信息中心域名争议解决办法》
) issued by China Internet Network Information Center (
中国互联网络信息中心
), or the CINIC, which became effective on June 28, 2012 (abolished on November 21, 2014), and the Announcement of Issuance and Implementation on the Detailed Implementing Rules of national TLD (
《关于发布并实施
<
国家顶级域名注册实施细则
>
系列规定的公告》
) issued by CINIC, which became effective on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. Domain name disputes shall be submitted to institutions authorized by the CINIC for resolution.

PRC Laws relating to Product Quality
The Product Quality Law of the PRC (
《中华人民共和国产品质量法》
) was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively. The product quality supervision department under the State Council is responsible for nationwide product quality supervision. All the relevant departments under the State Council are in charge of product quality supervision according to their respective responsibilities. Local product quality supervision departments at or above the county level are responsible for product quality supervision within their own administrative areas.
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
PRC Laws relating to Production Safety
The Work Safety Law of the PRC (
《中华人民共和国安全生产法》
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
According to the Enterprise Income Tax Law of the PRC (
《中华人民共和国企业所得税法》
), or the EIT Law which was promulgated by the National People’s Congress on March 16, 2007 with the latest amended version effective from December 29, 2018, and its implementing rules, a unified EIT rate of 25% is applied equally to both domestic enterprises and foreign invested enterprises, excluding non-resident
enterprises. The EIT rate could be reduced to 15% for High-tech enterprises in need of special support from the PRC government.
Pursuant to the newly revised Administrative Measures for the Accreditation of High-tech Enterprises (
《高新技术企业认定管理办法》
), or the Administrative Measures, which became effective on January 1, 2016, High-tech enterprises, which are recognized in accordance with the Administrative Measures, may apply for the tax preferential policy in accordance with the EIT Law and the Implementing Measures thereof, the Law of the PRC on the Administration of Tax Collection (
《中华人民共和国税收征收管理法》
) and the Detailed Implementing Rules of the Law of the PRC on the Administration of Tax Collection (
《中华人民共和国税收征收管理法实施细则》
). The qualified high-tech enterprises would be taxed at a rate of 15% on EIT. The validity period of High-tech enterprises shall be three years from the date of issuance of the certificate of High-tech enterprise. After obtaining the High-tech enterprise qualification, such enterprise shall retain its financial statements together with details of its research and development activities and other technological innovation activities for future reference in accordance with the requirements of the tax authority and other relevant authorities. Where a significant change occurred such as change of name or other conditions related to the High-tech enterprises identified (e.g., separation, merger, restructuring and change of business), such enterprise shall report it to the relevant competent tax authority, which would accredit such enterprise within three months. Upon such accreditation, the High-tech enterprise would either remain its qualification or be disqualified. For enterprises undergoing a change of name, the authority would re-issue
the certificate with the certificate number and duration of validity remains unchanged.

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Taxes on the Indirect Transfer of Properties by
Non-resident
Enterprises (
《关于非居民企业间接转让财产企业所得税若干问题的公告》
) promulgated and with effect from February 3, 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Issues Concerning Withholding of Income Tax of
Non-resident
Enterprises at Source (
《国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告》
) promulgated on October 17, 2017 with last amendment on June 15, 2018, or Circular 37, where a non-resident
enterprise indirectly transfers equities and other properties of a PRC resident enterprise, or PRC Taxable Properties, to evade its obligation of paying EIT by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise, in accordance with the provisions of Article 47 of the EIT Law. PRC Taxable Properties in this announcement include properties of a PRC entity or establishment located in the PRC, real estate in the PRC and an equity investment in a PRC resident enterprise, that are directly held by a non-resident
enterprise and proceeds from such transfer shall be subject to EIT in the PRC in accordance with the PRC tax laws. An indirect transfer of PRC Taxable Properties refers to a transfer by a non-resident
company of an equity interest or other similar right or interest in an overseas enterprise (excluding the PRC resident enterprise registered overseas), or the Overseas Enterprises, that in turn directly or indirectly holds the PRC Taxable Properties, which effectively has the same or a similar effect as a direct transfer of such PRC Taxable Properties. Circular 7 also provides that an indirect transfer of PRC Taxable Properties, which satisfies one of the following conditions, will not be subject to the aforesaid provisions:

•	A non-resident enterprise buys and sells the shares of one same overseas listed company in a public stock exchange; and

•	If the non-resident enterprise directly held and transferred PRC Taxable Properties, the proceeds derived thereof would be exempt from EIT under the applicable tax treaty or arrangement.
Value-added Tax
Pursuant to the Interim Regulations on Value-Added Tax of the PRC (
《中华人民共和国增值税暂行条例》
) promulgated by the Stated Council on December 13, 1993 with the latest amended version effective from November 19, 2017, and its implementing rules (
《中华人民共和国增值税暂行条例实施细则》
) promulgated by MOF on December 25, 1993 and revised on December 15, 2008 and October 28, 2011, respectively, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless stated otherwise, the rate of value-added tax is 17%.
Pursuant to the Circular of Value-added Tax Policies of Software Products (
《关于软件产品增值税政策的通知》
), a general taxpayer who sells its self-develop software products and borne a VAT more than 3%, could enjoy a levy-refund policy on VAT after being taxed at the fixed rate of 17%. However, in practice, such general taxpayer should present the registration certificate for software products (
软件产品登记证书
) or registration certificate for software copyrights (
计算器软件著作权登记证书
) to prove the software products were developed and produced by its own.

In April 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (
《财政部、税务总局关于调整增值税税率 的通知》
), or Circular 32, according to which (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively; and (ii) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (
《关于深化增值税改革有关政策的公告》
),which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.
PRC Laws and Regulations relating to Dividend Distribution
Under the Foreign Investment Law of the People’s Republic of China (
《中华人民共和国外商投资法》
), which was promulgated by the National People’s Congress of the PRC on March 15, 2019 and became effective on January 1, 2020, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.
According to the EIT Law and its implementing rules, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.
The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes (
内地和香港特别行政区关于对所得避免双重征税和防止偷漏税的安排
), or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company.
Pursuant to the Circular on Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties (
《关于执行税收协定股息条款有关问题的通知》
), which was promulgated by the State Administration of Taxation, or SAT, and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.
According to the Tentative Administrative Measures on Tax Convention Treatment for
Non-Residents
(
《非居民享受税收协定待遇管理办法（试行）》
), which was promulgated by the SAT on August 24, 2009 and became effective on October 1, 2009, where a non-resident
enterprise that receives dividends from a PRC resident enterprise wishes to enjoy the favorable tax benefits under the tax arrangements, it shall submit an application for approval to the competent tax authority. Without being approved, the non-resident
enterprise may not enjoy the favorable tax treatment provided in the tax agreements.

However, the Tentative Administrative Measures on Tax Convention Treatment for
Non-Residents
(
《非居民享受税收协定待遇管理办法（试行）》
) has been repealed by the Administrative Measures on Tax Convention Treatment for
Non-Resident
Taxpayers (
《非居民纳税人享受税收协定待遇管理办法》
), which was promulgated by the SAT on August 27, 2015 and became effective on November 1, 2015 with last amendment on June 15, 2018, where a non-resident
enterprise that receives dividends from a PRC resident enterprise, it could directly enjoy the favorable tax benefits under the tax arrangements at tax returns, and subject to the subsequent regulation of the competent tax authority.
Since January 1, 2020, the Administrative Measures on Tax Convention Treatment for
Non-Resident
Taxpayers (
《非居民纳税人享受税收协定待遇管理办法》
) has been replaced by the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for
Non-resident
Taxpayers (
《国家税务总局关于发布
<
非居民纳税人享受协定待遇管理办法
>
的公告》
), which was promulgated on October 14, 2019, Entitlement to treaty benefits for non-resident
taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”, and non-resident
taxpayers shall retain relevant information proving the status of “beneficial owner” in the case of entitlement to dividends clauses.
PRC Laws and Regulations relating to Labor
Pursuant to the PRC Labor Law (
《中华人民共和国劳动法》
) promulgated on July 5, 1994 and effective from January 1, 1995, and last revised on December 29, 2018, as well as the PRC Labor Contract Law (
《中华人民共和国劳动合同法》
) promulgated on June 29, 2007, revised on December 28, 2012 and effective from July 1, 2013, if an employment relationship is established between an entity and its employees, written labor contracts shall be executed between them. The relevant laws stipulate the maximum number of working hours per day and per week, respectively. Furthermore, the relevant laws also set forth the minimum wages. The entities shall establish and develop systems for occupational safety and sanitation, implement the rules and standards of the PRC government on occupational safety and sanitation, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.
Pursuant to the Interim Regulations on Levying Social Insurance Premiums (
《社会保险费征缴暂行条例》
) promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees (
《国务院关于完善企业职工基本养老保险制度的决定》
) promulgated on December 3, 2005, the Decision of the State Council on Establishment of Basic Medical Insurance System for Urban Employee (
《国务院关于建立城镇职工基本医疗保险制度的决定》
) issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance (
《失业保险条例》
) effective from January 22, 1999, Regulations on Work-Related Injury Insurance (
《工伤保险条例》
) promulgated on April 27, 2003 with effect from January 1, 2004, and as amended on December 20, 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees (
《企业职工生育保险试行办法》
) promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.
Pursuant to the Social Insurance Law of the PRC (
《中华人民共和国社会保险法》
), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

Pursuant to the Administrative Regulations on the Housing Provident Fund (
《住房公积金管理条例》
) effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.
PRC Laws and Regulations relating to Foreign Exchange
Foreign Exchange
Pursuant the Administrative Regulations of the PRC on Foreign Exchange (
《中华人民共和国外汇管理条例》
) promulgated by the State Council on January 29, 1996 and amended on August 5, 2008 with effect from August 5, 2008, and various regulations issued by the State Administration of Foreign Exchange (
国家外汇管理局
), or the SAFE, and other PRC regulatory agencies, foreign currency could be exchanged or paid through two different accounts, namely current account and capital account. Payment of current account items, including commodity, trade and service-related foreign exchange transactions and other current payment, may be made by conversion between Renminbi and foreign currencies without approval of the SAFE, but are subject to procedural requirements including presenting relevant documentary evidence of such transactions. Capital account items, such as direct equity investment, loans and repatriation of investment, require the prior approval from or registration with the SAFE or its local branch for conversion between Renminbi and the foreign currency, and remittance of the foreign currency outside the PRC.
SAFE Circular 59
On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (
《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》
), or SAFE Circular 59, which became effective on December 17, 2012, with last amendment on December 30, 2019. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. According to SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g.
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
SAFE Circular 19
On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (
《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》
), or SAFE Circular 19, which came into effect on June 1, 2015. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises, or the FIE, shall be subject to a discretional foreign exchange settlement, or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) and can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily determined as 100%. Renminbi converted from a foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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
SAFE Circular 37
On July 4, 2014, the Circular of the State Administration of Foreign Exchange on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (
《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》
), or SAFE Circular 37, became effective on July 4, 2014. Pursuant to SAFE Circular 37, SAFE and its branches shall enforce registration management for establishment of a special purpose vehicle, or SPV, by domestic residents (including domestic institutions and domestic resident individuals, and domestic resident individuals shall refer to PRC citizens holding the identity cards for PRC domestic residents, military identity certificates or identity certificates for armed police force, and overseas individuals that do not hold any domestic legitimate identity certificates but have habitual residences within the territory of the PRC due to relationships of economic interests). Prior to contributing domestic and overseas legitimate assets or interests to an SPV, a domestic resident shall apply to SAFE for foreign exchange registration of overseas investment. Where a registered overseas SPV undergoes changes of its domestic resident individual shareholders, name, operating period or other basic information, or experiences substantial changes including without limitation the increase or reduction of registered capital by domestic resident individuals, transfer or replacement of equity and merger or split, the SPV shall go through modification registration of foreign exchange for overseas investment with SAFE. Where a non-listed
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
SAFE Circular 13
Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (
《关于进一步简化和改进直接投资外汇管理政策的通知》
), or SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks in accordance with SAFE Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

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
Overview
We provide supercomputing solutions through our proprietary high performance computing ASICs. Our visionary management team has a clear strategy to commercialize supercomputing technology. In January 2013, Mr. Nangeng Zhang, our chairman and chief executive officer, and his team, invented and delivered one of the first cryptocurrency mining machines incorporating ASIC technology. We initially dedicated our research and development efforts to ASIC applications for Bitcoin mining, which rapidly built up our know-how of ASIC design. Such experience provided us with a solid foundation in terms of both technology and capital resources, which better prepared us for further research and development involving AI chips. In September 2018, we became the first in the industry to deliver commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. As we are a fabless IC designer, the ICs that we design are manufactured, packaged and tested by industry-leading suppliers, including SMIC, TSMC and Samsung.

We have developed significant advantages in our business and technological capabilities, including the following:

•	Our mastery of the whole IC design process;

•	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products, producing in aggregate over 217 million ASICs in 2018, 2019 and 2020;

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

Our results of operations generally lag behind the change of the Bitcoin price. Historically, a strong increase in the Bitcoin price in late 2017 drove the significant increase in both the demand for and the average selling price of our Bitcoin mining machines in the first half of 2018. As the Bitcoin price dropped in 2018, manufacturers of Bitcoin mining machines began to experience a lower demand and average selling price of Bitcoin mining machines, thereby leading to lower revenue and a larger amount of inventory, as well as the elimination of certain weaker players in the market. Furthermore, due to the decrease of the Bitcoin price in 2018, we made a total provision of RMB786.0 million during the year and recorded a gross margin of 18.8%, compared with gross margin of 46.2% in 2017. As the Bitcoin price remained relatively low throughout the first quarter of 2019 and only started to recover in the second quarter of 2019, we continued to experience low demand of our Bitcoin mining machines despite a low selling price in the first half of 2019. The price of Bitcoin gradually decreased in the second half of 2019. As a result, our revenue for 2019 decreased by 47.4% from 2018. In the first quarter of 2020, the decreasing trend of Bitcoin price continued. On March 13, 2020, the Bitcoin price saw a significant drop and has been turbulent since then. As the Bitcoin price had fluctuated in the first three quarters of 2020 and only rose significantly in the fourth quarter, our revenue for 2020 decreased by 68.5% from 2019. Furthermore, the reward for Bitcoin mining is designed to decline approximately every four years, with the most recent halving event occurring in May 2020, which has further contributed to Bitcoin price volatility in 2020 and beyond.
The Bitcoin price drop in 2018 also led to our offering of credit sales, and such Bitcoin price trend also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payment. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. We only recognize the portion of contract price we received up to the issuance date of our financial statements to be our revenue for the period covered by such financial statements. Payment received subsequent to the issuance of our financial statements will be recognized as revenue in a subsequent period. For 2018, 2019, and 2020, we recognized the uncollected portion of the contract price of RMB152.8 million, RMB22.4 million, and RMB11.5 million (US$1.8 million), respectively, as price concession. To the extent we collect any of these outstanding uncollected portion of the contract price, we will recognize as revenue such collected amount in subsequent period(s).
Going forward, if the Bitcoin price fluctuates significantly, we expect to experience a significant corresponding fluctuation in both sales volume and average selling prices of our Bitcoin mining machines, as well as a significant inventory and prepayment write down that erodes our profitability in the case of a significant Bitcoin price drop.

Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin
Our current blockchain product is designed for Bitcoin mining. Our net revenues derived from sales of Bitcoin mining machines and Bitcoin mining machine parts were RMB2,698.3 million in 2018, RMB1,390.3 million in 2019 and RMB422.6million (US$64.8 million) in 2020. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.
Development of AI Technology, Especially Edge Computing
In addition to our Bitcoin mining machines, we have also developed ASICs for AI applications and have continued to make investments in the edge computing area. Net revenues derived from the sale of our AI products was RMB275.2 thousand in 2018, RMB2.6 million in 2019, and RMB4.9 million (US$0.7 million) in 2020. The development of AI technology, especially as it relates to edge computing, and the acceptance of ASICs for AI applications is crucial to our future success in diversifying our product offering.
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
spread of
COVID-19
and resulting market disruption. The dynamic circumstances and significant uncertainty associated with the pandemic and resulting market disruption has had a material adverse impact to our operations, financial position and cash flows for the year-ended December 31, 2020
.
Regulatory Environment
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
Critical Accounting Policies, Judgments and Estimates
We prepare our financial statements in conformity with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ materially from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. We believe that accounting estimation of variable consideration for revenue, recognition, write-down for inventories and prepayments, valuation and recognition of share-based compensation reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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
Revenue from contracts with customers (ASC 666)
We have adopted the new revenue standard, ASC 606,
Revenue from Contracts with Customers
(Topic 606) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
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
We will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2018, 2019 and 2020, we recognized price concessions provided to our customers in the amounts of RMB152.8 million, RMB22.4 million, and RMB11.5 million (US$1.8 million), respectively. During the year ended December 31, 2020, the adjustment to the previously estimated variable considerations was amounting to RMB14.7 million (US$2.3 million) (years ended December 31, 2018 and 2019: nil and RMB27.7 million), which was recorded as revenue of this year.
We recognize products revenue at a point in time based on management’s evaluation of when the control of the products have been passed to customers. The transfer of control is considered complete when products have been picked up by or shipped to our customers.
We offer a standard product warranty of no longer than 6 months that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the years ended December 31, 2018, 2019 and 2020, respectively.

Services revenue
We also generate a small portion of revenue from its maintenance services under separate contracts. Revenue from the maintenance service to the customer is recognized when the related services have been rendered to the customers.
Revenue from lease arrangements as lessor (ASC 842)
From July 2019, we also started to generate revenue from the leases of system products for Bitcoin mining to our customers. The leases cannot generally be extended or terminated at the customer’s discretion. However, upon the mutual agreement of the parties, the leases can be early terminated after three months. Rental charges are computed based on a time rate of machine’s type and rental period. The leases of system products meet the classification of operating leases, and revenues from operating leases are recognized on a straight-line basis over the contract terms.
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
The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentage)
Products revenue	2,698.6	99.8	1,392.9	97.9	427.5	65.6	95.5
Blockchain products(1)	2,698.3	99.7	1,390.3	97.7	422.6	64.8	94.4
AI products	0.3	0.0	2.6	0.2	4.9	0.7	1.1
Leases revenue(2)	—	—	24.5	1.7	19.0	2.9	4.2
Service revenue	6.0	0.2	2.7	0.2	0.3	0.0	0.1
Other revenues	0.7	0.0	2.5	0.2	0.9	0.1	0.2

Total	2,705.3	100.0	1,422.6	100.0	447.7	68.6	100.0

Notes:

(1)	Substantially all of our blockchain products revenue is attributable to sales of Bitcoin mining machines, with the remainder consisting of other Bitcoin mining machine parts and accessories.
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

Our net revenue is primary affected by the number of Bitcoin mining machines sold and their average selling price. The average unit selling price of our Bitcoin mining machines is primarily affected by the Bitcoin price and the computing power per machine. The following table sets forth the sales volume and average selling prices generated by our different Bitcoin mining machines:

	Year ended December 31,
	2018			2019			2020
	Revenue	Volume	ASP	Revenue	Volume	ASP	Revenue	Volume	ASP
	RMB in millions	Set	RMB	RMB in millions	Set	RMB	RMB in millions	Set	RMB
A7 series (1)	76.3	20,576	3,710	—	—	—	—	—	—
A8 series (2)	2,436.8	503,237	4,842	328.7	276,571	1,189	6.2	47,993	130
A9 series (3)	129.5	35,324	3,665	182.7	88,347	2,068	1.7	2,551	650
A10 series (4)	—	—	—	865.0	122,134	7,082	350.8	116,550	3,010
A11 series (5)	—	—	—	—	—	—	40.7	3,898	10,437
A12 series (6)	—	—	—	—	—	—	14.2	967	14,633

Total	2,642.7	559,137	4,726	1,376.4	487,052	2 ,826	413.5	171,959	2,405

Notes:

(1)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(2)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(3)	Mainly includes our A921 and A911 Bitcoin mining machines.
(4)	Mainly includes our A1047 A1066 and A1066 Pro Bitcoin mining machines.
(5)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(6)	Mainly includes our A1246 Bitcoin mining machines.
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
The following table sets forth the total computing power sold and average selling prices of our Bitcoin mining machines expressed in terms of computing power:

	Year ended December 31,
	2018			2019			2020
	Revenue	Total Computing Power Sold	ASP per Thash	Revenue	Total Computing Power Sold	ASP per Thash	Revenue	Total Computing Power Sold	ASP per Thash
	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB
A7 series(1)	76.3	151,131	505	—	—	—	—	—	—
A8 series(2)	2,436.8	6,305,119	386	328.7	4,025,762	82	6.2	699,292	9
A9 series(3)	129.5	702,416	184	182.7	1,645,421	111	1.7	47,536	35
A10 series(4)	—	—	—	865.0	4,856,618	178	350.8	5,477,423	64
A11 series(5)	—	—	—	—	—	—	40.7	297,170	137
A12 series(6)	—	—	—	—	—	—	14.2	79,307	178

Total	2,642.7	7,158,666	369	1,376.4	10,527,801	131	413.5	6,600,729	63

Notes:

(1)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(2)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(3)	Mainly includes our A921 and A911 Bitcoin mining machines.
(4)	Mainly includes our A1047,A1066 and A1066 Pro Bitcoin mining machines.
(5)	Mainly includes our A1146 Pro , A1166 and A1166 Pro Bitcoin mining machines.
(6)	Mainly includes our A1246 Bitcoin mining machines.
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

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenue excluding the impact of write-downs	1,482.3	67.5	1,799.1	92.8	1,159.6	177.7	282.9
Inventory and prepayment write-down	786.0	35.8	729.0	37.6	44.9	6.9	11.0
Realized inventory and prepayment write-down	(71.1)	(3.2)	(589.5)	(30.4)	(794.6)	(121.8)	(193.9)

Total cost of revenue	2,197.2	100.0	1,938.6	100.0	409.9	62.8	100.0

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
We make inventory and prepayment write downs when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price. In 2018, in view of the Bitcoin price drop, the prevailing market demand of our Bitcoin mining machines and the prevailing retail price of our Bitcoin mining machine, we determined that under such conditions it was unlikely that we would be able to sell those Bitcoin mining machines at or above their cost. As a result, based on our estimation of market conditions with reference to the Bitcoin price, we recorded an inventory and prepayment write down of RMB786.0 million. Similarly, due to the Bitcoin price drop from the fourth quarter of 2019, we recorded an inventory and prepayment write down of RMB729.0 million. As the Bitcoin price fluctuated in the first three quarters of 2020, we recorded an inventory and prepayment write down of RMB44.9 million (US$6.9 million). Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write down, which in turn will have the effect of increasing our gross profit for the period.
Our cost of revenue increased as an absolute amount during the periods indicated primarily due to the increase in the sales volume of our Bitcoin mining machines, as well as the increase in costs associated with the introduction of new products. The table below sets forth the per unit costs of our Bitcoin mining machines:

	Year ended December 31,
	2018			2019			2020
	Cost (1)	Volume	Per unit cost	Cost (1)	Volume	Per unit cost	Cost (1)	Volume	Per unit cost
	RMB in millions	Set	RMB	RMB in millions	Set	RMB	RMB in millions	Set	RMB
A7 series(2)	51.1	20,576	2,482	—	—	—	—	—	—
A8 series(3)	1,243.9	503,237	2,472	689.1	276,571	2,492	119.6	47,993	2,492
A9 series(4)	154.9	35,324	4,385	370.4	88,347	4,193	10.7	2,551	4,193
A10 series(5)	—	—	—	672.4	122,134	5,506	838.2	116,550	7,191
A11 series(6)	—	—	—	—	—	—	47.1	3,898	12,077
A12 series(7)	—	—	—	—	—	—	8.4	967	8,680

Total	1,449.9	559,137	2,593	1,731.9	487,052	3,556	1,023.9	171,959	5.954

Notes:

(1)
Without taking into consideration the inventory and prepayment write down provision of RMB786.0 million, RMB729.0 million and RMB 44.9million (US$6.9 million) in 2018, 2019 and 2020, respectively, as well as a realized inventory and prepayment write down of RMB71.1 million, RMB589.5 million and RMB794.6 million (US$121.8 million), respectively, for the same periods.

(2)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(3)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(4)	Mainly includes our A921 and A911 Bitcoin mining machines.
(5)	Mainly includes our A1047 , A1066 and A1066 Pro Bitcoin mining machines.
(6)	Mainly includes our A1146 Pro , A1166 and A1166 Pro Bitcoin mining machines.
(7)	Mainly includes our A1246 Bitcoin mining machines.
The following table sets out the sales cost and average selling cost of our Bitcoin mining machines expressed in terms of computing power:

	Year ended December 31,
	2018			2019			2020
	Cost (1)	Total Computing Power Sold	Cost per Thash	Cost (1)	Total Computing Power Sold	Cost per Thash	Cost (1)	Total Computing Power Sold	Cost per Thash
	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB
A7 series(2)	51.1	151,131	338	—	—	—	—	—	—
A8 series(3)	1,243.9	6,305,119	197	689.1	4,025,762	171	119.6	699,292	171
A9 series(4)	154.9	702,416	221	370.4	1,645,421	225	10.7	47,536	225
A10 series(5)	—	—	—	672.4	4,856,618	138	838.2	5,477,423	153
A11 series(6)	—	—	—	—	—	—	47.1	297,170	158
A12 series(7)	—	—	—	—	—	—	8.4	79,307	106
Total	1,449.9	7,158,666	203	1,731.9	10,527,801	165	1,023.9	6,600,729	155

Notes:

(1)
Without taking into consideration the inventory and prepayment write down provision of RMB786.0 million, RMB729.0 million and RMB 44.9 million (US$6.9 million) in 2018, 2019 and 2020, respectively, as well as a realized inventory and prepayment write down of RMB71.1 million, RMB589.5 million and RMB794.6 million (US$121.8 million), respectively, for the same periods.

(2)	Mainly includes our A721, A741 and A761 Bitcoin mining machines.
(3)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(4)	Mainly includes our A921 and A911 Bitcoin mining machines.
(5)	Mainly includes our A1047 , A1066 and A1066 Pro Bitcoin mining machines.
(6)	Mainly includes our A1146 Pro , A1166 and A1166 Pro Bitcoin mining machines.
(7)	Mainly includes our A1246 Bitcoin mining machines.
In general, we tend to incur higher production costs per Thash for our Bitcoin mining machines using newly implemented process technologies early in their life cycle due to the initial set up costs. We were also able to optimize our design as a same generation of processing technology matures, which can lead to a lower per Thash cost for newer products. The number of ASICs installed in each unit of our Bitcoin mining machines also affects the per unit production costs for our Bitcoin mining machines. The cost of other parts and accessories can also affect our production costs. As a result, (i) our A8 series products that employ improved design for 16nm processing technology and a larger number of ASICs have lower per unit production costs and significantly lower per Thash production costs as compared with our A7 series products which also employ 16nm ASICs and have a lower number of ASICs installed, (ii) our A921 Bitcoin mining machine that employs 7nm ASICs with much stronger computing power have significantly higher per unit production costs and higher per Thash production costs as compared with our A8 series products due to significantly higher set-up
cost and related expenses from employing new technology, and (iii) our A10 series products that employ improved design for 16nm processing technology and a larger number of ASICs have higher per unit production costs due to the larger number of ASICs, and lower per Thash production costs due to the advancement of production technology, as compared with our A9 series products.

Gross profit (loss) and gross profit margin
Our gross profit and gross profit margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. In 2018 and 2020, our gross profit was RMB508.1 million and RMB37.8 million (US$ 5.8 million), respectively, and our gross loss was RMB516.0 million in 2019. Our overall gross profit margin in 2018 and 2020 was 18.8% and 8.4%, respectively. A strong increase in the Bitcoin price in late 2017 drove the significant increase in both the demand and average selling price of our Bitcoin mining machines in the first half of 2018. As the Bitcoin price dropped in 2018, we began to experience a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenue and a large amount of inventory. Furthermore, we made an inventory and prepayment write down of RMB786.0 million in 2018 in response to the stagnant demand for our products and the decreased Bitcoin price, which resulted in a significant increase in our cost of sales and therefore lower gross margin in 2018. As our results of operations generally lag behind the change of the Bitcoin price, the decrease of the Bitcoin price in the second half of 2018 continued to impact our operation in 2019 even with the recovery of the Bitcoin price in the second quarter of 2019. Additionally, as the Bitcoin price decreased again in the second half of 2019, we experienced a decrease in demand which led to an inventory and prepayment write down of RMB729.0 million in 2019. This led to our gross loss in 2019. In 2020, our gross loss is primarily due to the decline in total computing power sold and the average selling price per Thash/s during the first three quarters of 2020. In the fourth quarter of 2020, although the price of Bitcoin went up rapidly, the market demand started to recover and we received a large number of orders, the delivery and payments will mainly be scheduled in 2021 .
Operating expenses
Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Research and development expenses	189.7	7.0	169.0	11.9	140.0	21.5	31.3
Share-based compensation expense included in research and development expenses	9.6	0.4	22.5	1.6	0.7	0.1	0.2
Sales and marketing expenses	38.7	1.4	21.9	1.5	20.0	3.1	4.5
Share-based compensation expense included in sales and marketing expenses	1.1	0.0	0.4	0.0	0.0	0.0	0.0
General and administrative expenses	146.7	5.6	347.6	24.4	131.6	20.2	29.4
Share-based compensation expense included in general and administrative expenses	7.9	0.3	247.4	17.4	2.3	0.3	0.5

Total	375.1	13.9	538.5	37.9	291.6	44.7	65.1

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
PRC
In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to the PRC EIT at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.
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

	Year ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net revenues:
Products revenue	2,698.6	1,392.9	427.5	65.5
Leases revenue	—	24.5	19.0	2.9
Service revenue	6.0	2.7	0.3	0.0
Other revenues	0.7	2.5	0.9	0.1

Total net revenues	2,705.3	1,422.6	447.7	68.6
Cost of revenues	(2,197.2)	(1,938.6)	(409.9)	(62.8)

Gross profit (loss)	508.1	(516.0)	37.8	5.8

Operating expenses:
Research and development expenses(1)	(189.7)	(169.0)	(140.0)	(21.5)
Sales and marketing expenses(1)	(38.7)	(21.9)	(20.0)	(3.0)
General and administrative expenses(1)	(146.7)	(347.6)	(131.6)	(20.2)

Total operating expenses	(375.1)	(538.5)	(291.6)	(44.7)

Income (loss) from operations:
Interest income	4.2	3.9	3.2	0.5
Investment income	3.2	3.1	5.8	0.9
Interest expense and guarantee fee	(53.1)	(20.0)	(3.6)	(0.6)
Foreign exchange (loss) gain, net	(1.2)	6.8	2.4	0.4
Value added tax refunds	110.2	1.3	—	—
Other (loss) income, net	3.8	25.1	31.0	4.7

Income (loss) before income tax expenses	200.2	(1,034.5)	(215.1)	(33.0)
Income tax expense	(77.8)	—	—	—

Net income (loss)	122.4	(1,034.5)	(215.1)	(33.0)
Foreign currency translation adjustment, net of nil tax	(65.2)	9.7	(24.2)	(3.7)

Total comprehensive income (loss)	57.2	(1,024.8)	(239.3)	(36.7)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
. Our revenue decreased by 68.5% to RMB447.7 million (US$68.6 million) in 2020 from RMB1,422.6 million in 2019, primarily due to (i) a decrease in the sales volume of our Bitcoin mining machines in terms of computing power from 10.5 million Thash in 2019 to 6.6 million Thash in 2020 as well as (ii) a decrease in the average selling price of our Bitcoin mining machines on a per Thash basis from RMB131 per Thash in 2019 to RMB63 per Thash in 2020, which in turn was the result of the Bitcoin price drop that in the first half of 2020.
Cost of revenue.
Our cost of revenue decreased by 78.9% to RMB409.9 million (US$62.8 million) in 2020 from RMB1,938.6 million in 2019. Such decrease was in line with the changes in our sales volume of Thash and cost per Thash. In addition, our realized inventory and prepayment write-down increased from RMB589.5 million in 2019 to RMB794.6 million (US$121.8 million) in 2020.
As a percentage of our revenue, our cost of revenue decreased from 136.3% in 2019 to 91.6% in 2020 were in line with the changes in our Thash sales volume and cost per Thash.

Gross profit.
As a result of the foregoing, our gross profit improved to RMB37.8 million (US$5.8 million) in 2020 from the gross loss of RMB516.0 million in 2019. Our gross margin was 8.4% in 2020.
Operating expenses
. Our total operating expenses decreased by 45.8% to RMB291.6 million (US$44.7 million) in 2020 from RMB538.5 million in 2019, primarily due to a 62.1% decrease in the general and administrative expenses.
Research and development expenses
. Our research and development expenses decreased by 17.1% to RMB140.0 million (US$21.5 million) in 2020 from RMB169.0 million in 2019, primarily due to the decrease in spending on materials that we used for research and development purposes in response to lower demand of our Bitcoin mining machines. However, due to a decrease in our revenue, our research and development expenses as a percentage of our revenues increased to 31.3% in 2020 from 11.9% in 2019.
Selling and marketing expenses.
Our selling and marketing expenses decreased by 8.8% to RMB20.0million (US$3.1 million) in 2020 from RMB21.9 million in 2019. The reduction was mainly driven by lower travel expenses. However, due to a decrease in our revenue, our selling and marketing expenses as a percentage of our revenues increased to 4.5% in 2020 from 1.5% in 2019.
General and administrative expenses.
Our general and administrative expenses decreased by 62.1% to RMB131.6 million (US$20.2 million) in 2020 from RMB347.6 million in 2019, primarily due to the higher share-based compensation expense allocated to general and administrative expenses in the amount of RMB247.4 million in 2019, compared to RMB2.3 million (US$0.3 million) in 2020. However, due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased to 29.4% in 2020 from 24.4% in 2019.
Interest income.
Our interest income decreased by 18.2% to RMB3.2 million (US$0.5 million) in 2020 from RMB3.9 million in 2019, due to the decrease of the demand deposits and term deposits we held in banks.
Investment income.
Our investment income increased by 91.3% to RMB5.8 million (US$0.9 million) in 2020 from RMB3.1 million in 2019, due to the increase in the purchase of short-term investment.
Interest expense and guarantee fee.
Our interest expense decreased by 82.1% to RMB3.6 million (US$0.6 million) in 2020 from RMB20.0 million in 2019, primarily because in 2020, we no longer incurred guarantee fee for the purpose of securing an offshore loan in connection with our restructuring.
Foreign exchange gain.
Our foreign exchange gain decreased by 64.5% to RMB2.4 million (US$0.4 million) in 2020 from RMB6.8 million in 2019, as a result of the impact of currency fluctuation on our non-RMB
denominated assets and liabilities.
Value added tax refund.
We did not record any value added tax refund in 2020 while we recorded value added tax refund of RMB1.3 million in 2019, primarily due to the decrease of sales by Hangzhou Canaan. Under the tax refund scheme, the VAT payable by a software enterprise is capped, and any amount of VAT beyond the cap will be refunded. We expect Hangzhou Canaan to continue to enjoy the tax refund as long as it remains an accredited software enterprise.
Others, net.
Our net other income was RMB31.0 million (US$4.7 million) in 2020 and RMB25.1 million in 2019, both of which were primarily from government grants.
Loss before income tax expenses.
Our loss before income tax expenses decreased by 79.2% to RMB215.1 million (US$33.0 million) in 2020 from RMB1,034.5 million in 2019.
Income tax expense.
Our income tax expense was nil in 2020 due to net loss..

Net loss.
As a result of the foregoing, we recorded a net loss of RMB215.1 million (US$33.0 million) in 2020, while we recorded a net loss of RMB1,034.5 million in 2019.
Foreign currency translation adjustment, net of nil tax.
We recorded RMB24.2 million (US$3.7 million) of negative foreign currency transaction adjustment, net of nil tax in 2020, while we recorded RMB9.7 million of positive foreign currency translation adjustment, net of nil tax in 2019, primarily due to the fluctuation of exchange rates.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenue
. Our revenue decreased by 47.4% to RMB1,422.6 million (US$204.3 million) in 2019 from RMB2,705.3 million in 2018, primarily due to the decrease in the average selling price of our Bitcoin mining machines on a per Thash basis from RMB369 per Thash in 2018 to RMB131 per Thash in 2019, which in turn was the result of the Bitcoin price drop that began in 2018, and was partially offset by an increase in the sales volume of our Bitcoin mining machines in terms of computing power from 7.2 million Thash in 2018 to 10.5 million Thash in 2019 despite a lower sales volume in terms of shipment, as we continued to roll out Bitcoin mining machines with stronger computing power.
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
Operating expenses
. Our total operating expenses increased by 43.6% to RMB538.5 million (US$77.4 million) in 2019 from RMB375.1 million in 2018.
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
As of December 31, 2020, we had aggregate cash and cash equivalents of RMB391.3 million (US$60.0 million).
In 2018, we entered into certain short-term loan agreements with various banks with an aggregate principal amount of RMB500.0 million and interest rates ranging from 4.35% to 6.09% per annum. We repaid these outstanding short-term loans in 2020.

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
The weighted average interest rate for all of our borrowings was approximately 7.14%, 6.25%, and 3.16% per annum for the years ended December 31, 2018, 2019 and 2020, respectively.
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
The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net cash (used in)/provided by operating activities	(12.7)	(280.1)	42.3	6.5
Net cash provided by /(used in) investing activities	84.0	(16.3)	(49.6)	(7.6)
Net cash provided by /(used in) financing activities	295.2	278.0	(111.9)	(17.2)
Net increase/(decrease) in cash and cash equivalents, restricted cash	366.4	(18.4)	(119.2)	(18.3)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	2.3	(1.9)	(9.8)	(1.5)
Cash and cash equivalents, restricted cash at the beginning of year	176.5	545.2	524.8	80.4

Cash and cash equivalents, restricted cash at the end of year	545.2	524.8	395.8	60.7

Operating Activities
Net cash provided by operating activities in 2020 was RMB42.3 million (US$6.5 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB215.1 million (US$33.0 million) were a RMB422.1 million (US$64.7 million) increase in contract liabilities.
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

Investing Activities
Net cash used in investing activities was RMB49.6 million (US$7.6 million) in 2020, which was primarily attributable to payment for short-term investments of RMB1,334.1 million (US$204.5 million), which was partially offset by proceeds from disposal of short-term investments of RMB1,288.5 million (US$197.5 million).
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
Financing Activities
Net cash used in financing activities was RMB111.9 million (US$17.2 million) in 2020, which was attributable to repayment of borrowings of RMB217.0 million (US$33.3 million), repurchase of ordinary shares of RMB 40.0 million (US$6.1M million), which was partially offset by proceeds from borrowings of RMB152.0 million (US$23.3 million).
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
Capital Expenditures
We made capital expenditures of RMB2.2 million (US$0.3 million), RMB8.4 million and RMB24.9 million in 2020 and 2019 and 2018, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the expected growth of our business.
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

Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for 2019 and 2020 were increases of 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
Recent Accounting Pronouncements
Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.
Technology and Product Offering Development
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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in millions of RMB)
Short-term borrowings	34.8	34.8	—	—	—
Operating lease commitments	17.2	13.6	3.6	—	—

Total	52.0	48.4	3.6	—	—

G.	Safe Harbor
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Nangeng Zhang	38	Chairman and Chief Executive Officer
Jiaxuan Li	36	Director
Wenjun Zhang	55	Independent Director
Hongchao Du	53	Independent Director
Zhitang Shu	54	Independent Director
Yaping Zhang	46	Independent Director
Tong He	39	Director of Finance
Shaoke Li	37	Secretary to the Board
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

Jiaxuan Li
has served as our director since December 2015. Mr. Li has more than 10 years of experience in IC design. Prior to joining us, Mr. Li served as an IC engineer responsible for researching, planning and overseeing IC design and production at Vimicro Corporation, a Chinese fabless chip company which specializes in research and development and production and marketing of multimedia processors for personal computers and mobile phones, from July 2010 to July 2013. Mr. Li received a bachelor’s degree in computer science and technology from Harbin Institute of Technology in the PRC in July 2008 and a master’s degree in software engineering from Beihang University in the PRC in July 2010, respectively.
Wenjun Zhang
has served as our independent director since August 2020. Mr. Zhang has over 20 years of experience in corporate management, capable of managing various function units and coordinate cross department cooperation. Mr. Zhang has also served as a managing director at Beijing Zhijian Engineering Co. Ltd. since December 2012. Mr. Zhang served as a vice president at Mesnac Co. Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE:002073) from March 1999 to November 2012. He served as a vice general manager at Dalian Rubber & Plastics Machinery Works from May 1995 to February 1999. Mr. Zhang served as a project manager at Dalian Int’l Economic & Technical Corporation from October 1993 to April 1995. Mr. Zhang served as an engineer at Dalian Rubber & Plastics Machinery Works from September 1986 to September 1993
.
Mr. Zhang received a bachelor’s degree in plastic and polymer engineering technology from Beijing University of Chemical Technology in the PRC in 1986 and a master’s degree in political economy from Beijing Normal University in the PRC in 1999.
Hongchao Du
has served as our independent director since August 2020. Mr. Du has more than 27 years of experience in informational technology. From March 1993 to August 1997, Mr. Du developed a series of English-Chinese translation software such as “English-Chinese Communication”, “Instant Communication”, and other real-time screen English-Chinese translation systems. From July 1996 to October 1999, he developed the first internet-based Chinese-version Windows platform “Cross-Strait Communication”. In April 2000, he established the largest IT community in China, DoNews.com. All these software and platforms has been widely used by both domestic and overseas users. Mr. Du served as a consultant in charge of Internet and new media at the State-owned Assets Supervision and Administration Commission of the State Council from December 2014 to December 2016, and was the launch expert of the Internet+ of Internet Society of China from January 2016 to December 2020. In addition, Mr. Du developed an all-purpose
game card and duplicating system, which won the gold medal of the National University Science and Technology Achievement Expo in October 1991.
Zhitang Shu
has served as our independent director since August 2020. Mr. Shu has more than 10 years of experience in business management and legal services. Mr. Shu has also served as the founding partner and management committee member of Merits & Tree Law Offices since March 2017. Mr. Shu served as an associate at Commerce & Finance Law Offices since February 2007 and became a partner till March 2017. Mr. Shu served as a training manager at Ping An Insurance Company, sales manager at Taikang Life Insurance Company, manager assistant at Du Li Real Estate Development Co., Ltd., head of marking at Beijing Aerospace Purin Technology Co., Ltd., from October 1992 to December 2006. Mr. Shu served as cadre at Hubei Xiangfan Science and Technology Committee from July 1988 to October 1992. Mr. Shu received a bachelor’s degree in law from Renmin University of China in the PRC in 2013 and a master’s degree in EMBA from Cheung Kong Graduate School of Business in the PRC in 2019.
Yaping Zhang
has served as our independent director since August 2020. Ms. Zhang has more than 20 years of experience in corporate financial management, including nine years of experience serving as a financial manager in a public company. She served as a director of finance at Beijing Jingxi Cultural Tourism Co., Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE:002073) from April 2011 to June 2020. Ms. Zhang served as a deputy manager of finance department at China Huali Holdings Group Co., Ltd. from May 2004 to April 2011. Ms. Zhang served as an account at Beijing Zhuzong Zhuzhaiyi Company from July 1997 to May 2004. Ms. Zhang received a bachelor’s degree in enterprise finance from Capital University of Economics in 1997. Ms. Zhang is qualified as a certified public accountant (CPA) and a senior international financial manager, and she also obtained mid-level
and senior-level accountant certification.

Tong He
has served as our director of finance since July 2020 and he has served as an acting chief financial officer since February 2021. Prior to joining us, he worked in a number of public and private companies, and has extensive experience in financial and accounting. From January 2020 to July 2020, Mr. He served as the chief financial officer and assistant to the general manager at Diankeyun (Beijing) Technology Co., Ltd. From February 2017 to January 2020, Mr. He served as the deputy chief financial officer at IReader Technology Co Ltd., a company listed on the Shanghai Stock Exchange (SHSE: 603533). From March 2015 to February 2017, Mr. He served as the head of business unit finance at Lenovo Group Limited, a public company listed on the Hong Kong Stock Exchange (HKSE: 0992). Mr. He received a Bachelor of Commerce degree, majored in accounting, in Curtin University of Technology in 2009 and a Master of Commerce degree, majored in finance, in the University of Wollongong in 2010.
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
In 2020, we and our subsidiaries paid aggregate compensation and benefits of RMB3.2 million (US$0.5 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.
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
and
non-solicitation.
2018 Share Award Scheme
We adopted a share award scheme in April 2018, or the 2018 Share Award Scheme, which provided for the grant of restricted ordinary shares. We have granted all 25,812 restricted ordinary shares, before the one-for-2,000
share division, authorized under the 2018 Share Award Scheme. As of the date of this annual report, after the share division, 51,624,000 restricted ordinary shares exist under the 2018 Share Award Scheme, out of which 5,962,461 restricted ordinary shares have been canceled due to departing employees, 16,000,000 restricted ordinary shares have vested, 13,928,205 restricted share units have vested, 4,002,052 restricted share units have vested on November 21, 2020 and 9,040,000 restricted share units will be vested on November 21, 2021. Our board of directors may at any time amend and alter the 2018 Share Award Scheme, subject to certain exceptions.

C.	Board Practices
Board of Directors
Our board of directors consist of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract, transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a meeting of the directors. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.
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
Audit Committee
Our audit committee consists of Yaping Zhang, Zhitang Shu and Wenjun Zhang. Yaping Zhang is the chairman of our audit committee. Yaping Zhang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Yaping Zhang, Zhitang Shu and Wenjun Zhang satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in
Rule 10A-3
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
Compensation Committee
Our compensation committee consists of Hongchao Du, Nangeng Zhang and Jiaxuan Li. Hongchao Du is the chairman of our compensation committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Nangeng Zhang, Jiaxuan Li and Hongchao Du. Nangeng Zhang is the chairman of our nominating and corporate governance committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.
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
In 2020, we and our subsidiaries paid aggregate compensation and benefits of RMB3.2 million (US$0.5 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

D.	Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership
The following table sets forth information as of March 31, 2021 with respect to the beneficial ownership of our ordinary shares by:

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
The total number of ordinary shares outstanding as of March 31, 2021 comprise 2,060,597,778 Class A ordinary shares and 311,624,444 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares		Number of Class B ordinary shares	% of total ordinary shares on an as-converted basis		% of voting power†
Directors and Executive Officers:*
Nangeng Zhang (1)		**	311,624,444	13.5		69.5
Jiaxuan Li (2)	277,528,847		—	11.7		4.1
Tong He	—		—	—		—
Wenjun Zhang	—		—	—		—
Hongchao Du	—		—	—		—
Zhitang Shu	—		—	—		—
Yaping Zhang	—		—	—		—
Shaoke Li		**	—		**		**
Directors and Executive Officers as a Group	285,165,812		311,624,444	25.2		73.6
Principal Shareholders:
Flueqel Ltd. (3)	—		311,624,444	13.1		69.4
Ouroboros Ltd. (4)	264,028,847		—	11.1		3.9
Urknall Ltd. (3)	138,112,887		—	5.8		2.1
HK Jiaji Science and Technology Limited (4)	112,500,006		—	4.7		1.7

Notes:

*
The business address for our directors and executive officers is
1-2/F,
QianFang Science Building C, Building No. 27, Zhongguancun Software Park (Phase I), No. 8 Dongbeiwang West Road, Haidian District, Beijing, People’s Republic of China.

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

(1)
Represents (i) a number of Class A ordinary shares that Nangeng Zhang has the right to acquire upon exercise of the options within 60 days, and (ii) 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Flueqel Ltd. is further described in footnote 3 below.

(2)
Represents (i) a number of Class A ordinary shares that Jiaxuan Li has the right to acquire upon exercise of the options within 60 days, and (ii) 264,028,847 Class A ordinary shares beneficially owned by Ouroboros Ltd. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Ouroboros Ltd. with SEC on February 10, 2021. Ouroboros Ltd., a company incorporated under the laws of the British Virgin Islands, is indirectly wholly owned by a trust of which Jiaxuan Li is the beneficiary. Ouroboros Ltd. is further described in footnote 4 below.

(3)
Represents 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. The registered address of Flueqel Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)
Represents 264,028,847 Class A ordinary shares beneficially owned by Ouroboros Ltd. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Ouroboros Ltd. with SEC on February 10, 2021. Ouroboros Ltd., a company incorporated under the laws of the British Virgin Islands, is indirectly wholly owned by a trust of which Jiaxuan Li is the beneficiary. The registered address of Ouroboros Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)
Represented 138,112,887 Class A ordinary shares beneficially owned by Urknall Ltd. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Urknall Ltd. with SEC on February 10, 2021. Urknall Ltd., a company incorporated under the laws of the British Virgin Islands with registered address at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands, is wholly owned by Xiangfu Liu. In June 2019, Urknall Ltd. sold a total of 165,335,556 ordinary shares, including 54,446,667 ordinary shares to Wlyl Ltd. and 16,666,667 ordinary shares to Root Grace Ltd.

(6)
Represented 112,500,006 Class A ordinary shares beneficially owned by HK Jiaji Science and Technology Limited. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by HK Jiaji Science and Technology Limited with SEC on February 10, 2021. HK Jiaji Science and Technology Limited, a company incorporated under the laws of Hong Kong with registered address at Suite 1113A, 11/F, Ocean Centre, Harbour City 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong, is indirectly controlled by Yao Yongjie.

As of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangements that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions
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

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our Form
F-1
registration statement (File
No. 333-234356),
as amended, initially filed with the Securities and Exchange Commission on October 28, 2019. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions passed on October 4, 2019, and effective immediately prior to the completion of our initial public offering.

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
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
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
With respect to
non-corporate
United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the Nasdaq Global Market) are readily tradable on an established securities market in the United States for these purposes. Thus, we believe that dividends we pay on the ADSs will meet the conditions required for these reduced tax rates. Since our ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “—People’s Republic of China Taxation” for further information on the Enterprise Income Tax Law.
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
Passive Foreign Investment Company
Based upon the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2020, and we do not expect to be a PFIC in 2021 or to become one in the foreseeable future, although there can be no assurance in this regard.
In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
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

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
Taxation of Capital Gains
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate
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

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
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

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
Payments by Depositary
In 2020, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADR program.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USEOF PROCEEDS
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
As of December 31, 2020, we had used approximately 87% of the net proceeds received from our initial public offering.

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
or
15d-15
(e) promulgated under the Exchange Act, as of December 31, 2020.
Based on that evaluation, our management has concluded that, due to the outstanding material weaknesses described below under “Internal Control over Financial Reporting,” as of December 31, 2020, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2020, our internal control over financial reporting was ineffective due to the material weakness identified below.
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
and accruals.

To remediate our identified material weakness subsequent to December 31, 2020, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (ii) formalizing and standardizing our financial reporting control procedures and policies to improve the quality and accuracy of the period end financial closing process, (iii) hiring additional qualified accounting and reporting personnel who are equipped with the relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework and (iv) enhancing our internal audit function as well as engaging an external consulting firm to assist us with assessing our Sarbanes-Oxley compliance readiness and improving overall internal controls.
However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—We have identified two material weaknesses in our internal controls as of December 31, 2020, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”
Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020, this annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm.
Changes in Internal Control over Financial Reporting
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Yaping Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form
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

	For the Years Ended December 31,
	2019	2020
	(In thousands of RMB)
Audit Fees (1)	6,050	4,800
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total	6,050	4,800

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from September 22, 2020 to March 31, 2021:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
September 8, 2020 through September 21, 2020	—		—	—	US$	10.0 million
September 22, 2020 through September 30, 2020	99,983	US$	1.9382	99,983	US$	9.8 million
October 2020	1,059,960	US$	1.9506	1,159,943	US$	7.7 million
November 2020 through March 31, 2021	560,003	US$	2.3369	1,719,946	US$	6.4 million
Total	1,719,946	US$	2.0756	1,719,946	US$	6.4 million

(1)	Each of our ADSs represents 15 Class A ordinary shares.
(2)
We announced a share repurchase program approved by our board of directors on September 8, 2020, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been, and will be, through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
and/or Rule
10b-18
under the Securities Exchange Act of 1934, as amended, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

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

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.
We have relied on and intend to continue to rely on some of these exemptions.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART II

ITEM 17.	FINANCIAL STATEMENTS
The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Canaan Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019)

2.1	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

*4.1	Amended and Restated 2018 Share Incentive Plan (as amended in April 2021)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.3	Form of Executive Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

*8.1	List of Subsidiaries

Exhibit Number	Description of Exhibits

11.1	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019).

*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Commerce & Finance Law Offices

*15.2	Consent of PricewaterhouseCoopers Zhong Tian LLP

*101.INS	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer
Date: April 21, 2021

Report of Independent Registered Public Accounting Firm
To
the
Board of Directors and Shareholders of Canaan Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Canaan Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 21, 2021
We have served as the Company’s auditor since 2018.

CANAAN INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:

Cash and cash equivalents	4	516,607	391,310	59,971
Restricted cash	11	8,239	4,494	689
Short-term investments	2(i)	11,005	62,386	9,561
Accounts receivable	5	2,872	7,128	1,092
Inventories	6	196,067	225,522	34,563
Prepayments and other current assets	7	206,020	316,366	48,484

Total current assets		940,810	1,007,206	154,360

Non-current assets:
Property, equipment and software	8	22,602	12,193	1,869
Right-of-use assets, net	9	22,764	14,422	2,210
Other non-current assets	7	5,250	2,530	388
Non-current financial investment	2(n)	—	25	4

Total non-current assets		50,616	29,170	4,471

Total assets		991,426	1,036,376	158,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	10	99,903	34,754	5,326
Accounts payable		99,050	37,407	5,733
Notes payable	11	27,462	13,963	2,140
Contract liabilities	2(p)	8,288	430,388	65,960
Accrued liabilities and other current liabilities	12	40,691	63,343	9,708
Lease liabilities, current	9	9,838	12,621	1,934

Total current liabilities		285,232	592,476	90,801

Non-current liabilities:
Lease liabilities, non-current	9	13,399	3,322	509
Other non-current liabilities	12	—	8,020	1,229

Total liabilities		298,631	603,818	92,539

Contingencies (Note 19)

CANAAN INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2(e))
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 and 2,328,326,132 shares outstanding as of December 31, 2019 and 2020, respectively)	13	1	1	—
Subscriptions receivable from shareholders	13	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 and 43,896,090 shares as of December 31, 2019 and 2020, respectively)	14	—	(23,915)	(3,665)
Additional paid-in capital	1(b)	1,631,609	1,634,619	250,516
Statutory reserves	2(ad)	97,307	97,307	14,913
Accumulated other comprehensive loss		(55,542)	(79,780)	(12,227)
Accumulated deficit		(980,579)	(1,195,673)	(183,245)

Total shareholders’ equity		692,795	432,558	66,292

Total liabilities and shareholders’ equity		991,426	1,036,376	158,831

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the Years Ended December 31, 2018, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ (Note 2(e))
Net revenues	2(q)
Products revenue		2,698,594	1,392,859	427,522	65,521
Leases revenue	2(r)	—	24,548	18,963	2,906
Service revenue		5,956	2,668	300	46
Other revenues		741	2,548	901	139

Total net revenues		2,705,291	1,422,623	447,686	68,612
Cost of revenues		(2,197,172)	(1,938,626)	(409,922)	(62,823)

Gross profit/(loss)		508,119	(516,003)	37,764	5,789

Operating expenses:
Research and development expenses		(189,680)	(168,982)	(140,041)	(21,462)
Sales and marketing expenses		(38,731)	(21,917)	(19,980)	(3,062)
General and administrative expenses		(146,684)	(347,633)	(131,624)	(20,172)

Total operating expenses		(375,095)	(538,532)	(291,645)	(44,696)

Income/( l oss) from operations		133,024	(1,054,535)	(253,881)	(38,907)
Interest income		4,234	3,853	3,153	483
Investment income		3,162	3,055	5,844	896
Interest expense and guarantee fee		(53,069)	(20,038)	(3,587)	(550)
Foreign exchange (loss)/gains, net		(1,178)	6,809	2,419	371
Value added tax refunds	2(y)	110,231	1,253	—	—

Other income, net	2(x)	3,838	25,093	30,958	4,745

Income/( l oss) before income tax expense		200,242	(1,034,510)	(215,094)	(32,962)
Income tax expense	16	(77,810)	—	—	—

Net i ncome/( l oss)		122,432	(1,034,510)	(215,094)	(32,962)

Foreign currency translation adjustment, net of nil tax		(65,230)	9,688	(24,238)	(3,715)

Total comprehensive income/(loss)		57,202	(1,024,822)	(239,332)	(36,677)

Weighted average number of shares used in per share calculation:
— Basic	18	1,964,499,660	2,153,172,769	2,345,703,779	2,345,703,779
— Diluted	18	1,978,161,073	2,153,172,769	2,345,703,779	2,345,703,779
Net earnings/(loss) per share (cent per share)
— Basic	18	6.23	(48.05)	(9.17)	(1.41)
— Diluted	18	6.19	(48.05)	(9.17)	(1.41)
Share-based compensation expenses were included in:
Research and development expenses		9,611	22,465	652	100
Sales and marketing expenses		1,088	358	41	6
General and administrative expenses		7,887	247,419	2,257	346
The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2018, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	Note	Ordinary shares		Subscription receivables from shareholders	Treasury stocks		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity
		Number of Shares	Amount		Number of Shares	Amount
Balance as of January 1, 2018		2,000,000,000	1	(1)	—	—	423,642	28,806	—	404,793	857,241
Ordinary share contributed by shareholders for the equity incentive plan	14	(51,624,000)	—	—	51,624,000	—	—	—	—	—	—
Share-based compensation expense	15	—	—	—	—	—	18,586	—	—	—	18,586
Foreign currency translation		—	—	—	—	—	—	—	(65,230)	—	(65,230)
Deemed distribution	1(b)	—	—	—	—	—	(287,258)	—	—	(404,793)	(692,051)
Net income		—	—	—	—	—	—	—	—	122,432	122,432
Profit appropriations to statutory reserves	2(ad)	—	—	—	—	—	—	68,501	—	(68,501)	—

Balance as of December 31, 2018		1,948,376,000	1	(1)	51,624,000	—	154,970	97,307	(65,230)	53,931	240,978

Issuance of ordinary shares	13	222,222,222	—	—	—	—	669,559	—	—	—	669,559
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of cost of issuance	13	150,000,000	—	—	—	—	536,629	—	—	—	536,629
Ordinary share contributed by shareholders for the equity incentive plan	14	(403,157)	—	—	403,157	—	—	—	—	—	—
Share-based compensation expense	15	—	—	—	—	—	270,242	—	—	—	270,242
Vesting of restricted share units and restricted shares	15	29,928,205	—	—	(29,928,205)	—	209	—	—	—	209
Foreign currency translation		—	—	—	—	—	—	—	9,688	—	9,688
Net loss		—	—	—	—	—	—	—	—	(1,034,510)	(1,034,510)

Balance as of December 31, 2019		2,350,123,270	1	(1)	22,098,952	—	1,631,609	97,307	(55,542)	(980,579)	692,795

Share Repurchase	14	(25,799,190)	—	—	25,799,190	(23,915)	—	—	—	—	(23,915)
Share-based compensation expense	15	—	—	—	—	—	2,950	—	—	—	2,950
Foreign currency translation		—	—	—	—	—	—	—	(24,238)	—	(24,238)
Vesting of restricted share units	15	4,002,052	—	—	(4,002,052)	—	60	—	—	—	60
Net loss		—	—	—	—	—	—	—	—	(215,094)	(215,094)

Balance as of December 31, 2020		2,328,326,132	1	(1)	43,896,090	(23,915)	1,634,619	97,307	(79,780)	(1,195,673)	432,558

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net income/(loss)	122,432	(1,034,510)	(215,094)	(32,962)
Adjustments for:
Depreciation and amortization of property, equipment and software	13,145	13,704	11,852	1,816
Depreciation of operating lease assets	—	20,458	19,389	2,971
Foreign exchange loss/ ( gain)	2,224	(9,636)	(14,094)	(2,160)
(Reversal)/provision of allowance for doubtful receivables	(2,152)	—	4,849	743
Loss on disposal of property, equipment and software	2,033	—	96	15
Share-based compensation expense	18,586	270,242	2,950	452
Deferred income tax expenses	1,062	—	—	—
Investment income	(3,162)	(3,055)	(5,844)	(896)
Amortization of right-of-use asset	—	10,928	13,432	2,059
Interest of lease liabilities	—	1,746	1,938	297
Impairment charge to non-current financial investment	—	—	2,475	379
Changes in assets and liabilities:	—
Accounts receivable	(20,228)	20,815	(4,499)	(690)
Inventories	(325,825)	369,147	(48,844)	(7,486)
Prepayments and other current assets	449,657	(20,256)	(99,127)	(15,194)
Income tax receivable	(27,054)	27,054	—	—
Amount due from a related party	(68)	68	—	—
Other non-current assets	(2,144)	1,090	2,720	417
Prepaid interest expense and guarantee fee	(7,970)	7,873	(149)	(23)
Accounts payable	(3,198)	51,810	(61,643)	(9,447)
Notes payable	—	27,462	(13,499)	(2,069)
Contract liabilities	(195,573)	1,384	422,100	64,690
Income tax payable	(23,255)	(609)	—	—
Accrued liabilities and other current liabilities	(11,253)	(24,545)	29,591	4,535
Other non-current liabilities	—	—	8,020	1,229
Lease liabilities	—	(11,228)	(14,322)	(2,195)

Net cash (used in)/provided by operating activities	(12,743)	(280,058)	42,297	6,481

Cash flows from investing activities:
Payment for short-term investments	(1,405,520)	(554,700)	(1,334,077)	(204,456)
Proceeds from disposal of short-term investments	1,498,682	546,750	1,288,540	197,477
Purchase of property, equipment and software	(24,910)	(8,380)	(2,176)	(333)
Proceeds from disposal of property, equipment and software	211	—	637	98
Payment for non-current financial investments	—	—	(2,500)	(383)
Net cash inflow arising from disposal of subsidiaries	15,515	—	—	—

Net cash provided by /(used in) investing activities	83,978	(16,330)	(49,576)	(7,597)

CANAAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2018, 2019 and 2020
(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	669,559	—	—
Payment for repurchase of ordinary shares	—	—	(23,915)	(3,665)
Prepayment under share repurchase agreement	—	—	(16,146)	(2,474)
Proceeds from issuance of ordinary shares upon IPO, net of cost of issuance	—	544,122	—	—
Payment for cost of issuance	—	—	(6,879)	(1,054)
Proceeds from borrowings	1,952,198	200,000	152,000	23,295
Repayment of borrowings	(964,947)	(1,135,730)	(217,000)	(33,257)
Payment for deemed distribution (Note 1(b))	(692,051)	—	—	—

Net cash provided by/(used in) financing activities	295,200	277,951	(111,940)	(17,155)

Net increase/(decrease) in cash and cash equivalents, and restricted cash	366,435	(18,437)	(119,219)	(18,271)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	2,275	(1,927)	(9,823)	(1,505)
Cash and cash equivalents, and restricted cash at the beginning of year	176,500	545,210	524,846	80,436

Cash and cash equivalents, and restricted cash at the end of year	545,210	524,846	395,804	60,660

Supplemental disclosure of cash flow information:
Cash paid for interest	35,773	11,583	3,736	573
Cash paid for guarantee fee	19,146	7,145	—	—
Cash paid for income tax	127,155	3,510	—	—

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of operating lease assets	—	99,523	135,276	20,732
Disposal of operating lease assets	—	79,065	115,887	17,760
Accrued initial public offering related cost	—	7,493	—	—
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
As of December 31, 2020, the Company’s subsidiaries are as follows:

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

3)
On
March 12, 2018
, Mr. Kong Jianpin (“Mr. Kong”) entered into a share transfer agreement with WWXD Limited, a Hong Kong company wholly-owned by an independent third party, whereby WWXD Limited acquired 1% of equity interest in Hangzhou Canaan from Mr. Kong at a consideration of RMB7 million.

4)
On March 21, 2018, Canaan HK acquired the 1% equity interest in Hangzhou Canaan from WWXD Limited and the remaining 99% equity interest in Hangzhou Canaan from its other shareholders at an aggregate cash consideration of RMB692,051, which was recorded as deemed distribution to these shareholders. This deemed distribution reduced retained earnings with amount of RMB404,793, and in the absence of retained earnings, reduced additional paid-in
capital with amount of RMB287,258. Hangzhou Canaan then became a wholly-owned subsidiary of Canaan HK. The acquisition of equity interest was financed by a borrowing with principal of HK$885,000 withdrawn from a facility provided by CMB International Financial Limited (“CMBI Finance”).

As the shareholdings in the Company and Hangzhou Canaan were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Hangzhou Canaan or Canaan Inc., the transaction of the Reorganization was determined as recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity, and per share information including the net earnings/(loss) per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to reflect the final shares issued in the Reorganization.
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
The Company believes that accounting estimation of variable consideration for revenue recognition, write-down for inventories and prepayments, valuation and recognition of share-based compensation reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
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

(d)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830,
Foreign Currency Matters
.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss) as foreign exchange related gains or loss.
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end
exchange rates,
i
ncome and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2019 and 2020 were US$1.00= RMB6.9762 and RMB6.5249, respectively, representing the index rates stipulated by the People’s Bank of China
.

(e)	Convenience translation
The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB6.5250 on December 31, 2020, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other rate.

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
The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value meas
u
rement.

The three levels of inputs that may be used to measure fair value include:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:
Observable, market-based inputs, other than quoted prices, for the assets or liabilities either directly or indirectly.
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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, non-current
financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.
As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.
On a recurring basis, the Group measures its short-term investments at fair value.
The following table sets forth the Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2019	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments	—	11,005	—	11,005

As of December 31, 2020	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments	—	62,386	—	62,386

The Group values its investments in wealth management products based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

(g)	Cash and cash equivalents
Cash and cash equivalents include cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

(h)	Restricted cash
Restricted cash includes cash and cash equivalents that are not readily available for the Company’s normal disbursements. Restricted cash are primarily related to cash deposits with banks and financial institutions required as part of collateral for the Company’s notes payable (Note 11) arrangements.

(i) Short-term investments
Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investments at fair value and fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The change in fair value is recorded as investment income amounted to RMB3,162, RMB3,055 and RMB5,844 in the consolidated statements of comprehensive income/(loss) for the years ended
December 31, 2018, 2019 and 2020, respectively.

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
The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability
.

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
As of December 31, 2019 and 2020, the Company did not have any operating lease assets.

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
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).
Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

(n)	Non-current financial investment
The Group’s
non-current
financial investment include an equity investment without readily determinable fair value, and over which the Group has neither significant influence nor control through investments in common stock or in-substance
common stock, and is measured and recorded using a measurement alternative that measures the non-current
financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The Group acquired the equity investment during the year ended December 31, 2020. The carrying value of the Group’s non-current
financial investment measured under cost minus impairment was RMB25 as of December 31, 2020.
During the year ended December 31, 2020, the Group recognized impairment charge of RMB2,475 and recorded in other income, net.

(o)	Impairment of long-lived assets
For other long-lived assets including property, equipment and software, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)	Contract liabilities
Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenues when revenue recognition criteria are met.
The prepayments received from customers as of December 31, 2019 and 2020 was RMB8,288 and RMB430,388, respectively. The revenue recognized during the years ended December 31, 2018, 2019 and 2020 for the beginning balance of contract liability was
RMB202,477, RMB6,904 and RMB8,008, respectively.

(q)	Revenue from contracts with customers (ASC 606)
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
Revenues from product sales are recorded at the net sales price (transaction price), which includes an estimation of variable consideration which primarily results from implicit price concessions on credit sales. The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Group will adjust these estimates, which would affect revenue and earnings in the period when such changes are known. With respect to the determination of variable consideration resulting from the amount of implicit price concession, since the Bitcoin market price is volatile and unpredictable and changes of Bitcoin price, will greatly affect the implicit price concessions to be provided by the Group to its credit sales customers, the Group historically has not been able to overcome the constraint on variable consideration at the time of product sale or at subsequent period-end
dates until the Group has knowledge about the resolution of the uncertainty through payment by the customer. The Group uses all the subsequent information to the date of issuance of the financial statements to adjust the estimated variable consideration for the periods presented, representing updated information on the best estimate of the amount of transaction price that is probable of being received and therefore not constrained as of period-end.
The Group will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2018, 2019 and 2020, the Group recognized price concessions provided to its customers in the amounts of RMB152,755, RMB22,392 and RMB11,455, respectively. During the year ended December 31, 2020, the adjustment to the previously estimated variable considerations was amounting to RMB14,685 (years ended December 31, 2018 and 2019: nil and RMB27,719), which was recorded as revenue of this year.
The Group recognizes products revenue at a point in time based on management’s evaluation of when the control of the products have been passed to customers. The transfer of control is considered complete when products have been picked up by or shipped to the Group’s customers
.
The Group offers a standard product warranty of no longer than 6 months that the product will operate under normal use.
At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the
years ended December 31, 2018, 2019 and 2020.
Services revenue
The Company also generates a small portion of revenue from its maintenance services under separate contracts. Revenue from the maintenance service to the customer is recognized when the related services have been rendered to the customers.

(r)	Revenue from lease arrangements as lessor (ASC 842)
From July 2019, the Group started to generate revenue from the leases of system products for Bitcoin mining to its customers. The leases cannot generally be extended or terminated at the customer’s discretion. However, upon the mutual agreement of the parties, the leases can be early terminated after three months. Rental charges are computed based on a time rate of machine’s type and rental period. The leases of system products meet the classification of operating leases, and revenues from operating leases are recognized on a straight-line basis over the contract terms.

(s)	Value-added-tax (“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the Group for purchases.

The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 10% to 12% of the value-added-tax
paid depending on the tax payer’s location.

(t)	Cost of revenues
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipments depreciation, warehousing costs and slow-moving, obsolete inventories write-downs, prepayments write-downs and tax surcharges.

(u)	Research and development expenses
Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Group recognizes research and development expenses as expense when incurred.

(v)	Sales and marketing expenses
Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel.
Advertising expense are expensed as incurred and included in selling and marketing expenses. The advertising expenses were RMB2,124, RMB2,377 and RMB3,701 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and depreciation in associated with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees.

(x)	Government grants
Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “Other income, net” when received. Total government grants received were
RMB8,058, RMB24,926 and RMB32,499 for the years ended December 31, 2018, 2019 and 2020, respectively.

(y)	VAT refunds
In
accordance with Caishui (2011) No. 100 issued by State Tax Bureau, Hangzhou Canaan is qualified as enterprise of selling self-developed software products and enjoying an tax refund for the excess of 3% of its actual tax burden after the VAT is levied at the 16% or 13% tax rate since April 2019.Tax refund is recognized when received. Total VAT refunds received were RMB110,231, RMB1,253 and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

(z)	Lease arrangement as lessee
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

(aa)	Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income/(loss) amounted to RMB20,618, RMB23,026 and RMB14,919 for the years ended December 31, 2018, 2019 and 2020, respectively.

(ab)	Income taxes
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

The Group evaluates its uncertain tax positions using the provisions of ASC
740-10,
Income Taxes
, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is ‘‘more likely than not’’ to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

(ac)	Share-based compensation
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

(ad)	Statutory reserves
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
The Group has made RMB68,501, nil and nil appropriations to statutory reserve mainly for Hangzhou Canaan for the years ended December 31, 2018, 2019 and 2020, respectively.

(ae)	Repurchase of share
The Group accounts for treasury stock using the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock.

(af)	Earnings/ (loss) per share
Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings/(loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method
.

(ag)	Comprehensive income/(loss)
Comprehensive income/(loss) is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.
Comprehensive income/(loss) is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive loss of the Group include the foreign currency translation adjustments.

(ah)	Segment reporting
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

The Group’s long-lived assets are substantially located in the PRC. The Group’s revenue segregated by geographic region is as follows:

Geographic region	For the Years Ended December 31,
	2018	2019	2020
PRC	2,057,632	1,063,630	379,418
Kazakhstan	—	—	47,792
Hong Kong	91,028	11,216	12,301
United States of America	284,965	46,045	3,528
Canada	25,548	22,738	162
Japan	—	236,206	—
Other foreign countries	246,118	42,788	4,485

Total	2,705,291	1,422,623	447,686

(ai)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:
In August 2018, the FASB released ASU
2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU
2018-13
modifies the disclosure requirements on fair value measurements. The provisions of ASU
2018-13
are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group adopted this guidance on January 1, 2020 and it did not have a material effect on the Company’s consolidated financial statements.

ii.	New and amended standards not yet adopted by the Group:
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU
2016-13”).
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
In November 2019, the FASB issued ASU
2019-10,
which extends the adoption date for certain registrants. The amendments in ASU
2016-13
and
2018-19
are effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not plan to early adopt the new guidance and will assess the impact before adoption.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions and amending and clarify existing guidance. The standard is effective for the Company for fiscal years beginning after 15 December 2021, and interim periods within fiscal years beginning after 15 December 2022. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group reviewed the impact of this ASU on its consolidated financial statements and concluded that the impact was immaterial.

3.	Risks and concentration

(a)	Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Group places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.
The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Accounts receivable are unsecured and are derived from revenue earned through customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them
.
As of December 31, 2019 and 2020, accounts receivable were RMB2,872 and RMB7,128, respectively
.
Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2019	2020
Customer A	*	96%
Customer B	31%		*
Customer C	28%		*
Customer D	14%		*
Customer E	10%		*

*	Less than 10%
Customers which contributed more than 10% of total revenue are as below:

	For the Years Ended December 31,
	2018		2019		2020
Customer F		*		*	29%
Customer G		*	17%		*
Customer H		*		*	16%
Customer I	14%			*	*

*	Less than 10%

(b)	Supplier concentration
The Group purchased integrated circuits, an important component of its products, mainly from Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (“TSMC”) for the years ended December 31, 2018 and 2019. For the year ended December 31, 2020 the Group’s purchases of its integrated circuits mainly from Samsung Electronics Co., Ltd. and its authorized distributors (collectively, “Samsung”) and Semiconductor Manufacturing International Corporation and its subsidiaries (collectively, “SMIC”). Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2019 and 2020:

	RMB	RMB equivalent (US$)		RMB equivalent (HK$)	Total in RMB
	China	Overseas	China	Overseas
December 31, 2019	59,705	435,152	20,381	1,369	516,607
December 31, 2020	110,241	32,352	248,716	1	391,310

5.	Accounts receivable

	As of December 31,
	2019	2020
Accounts receivable, gross	2,872	7,371
Less: allowance for doubtful accounts	—	(243)

Accounts receivable	2,872	7,128

The following table presents movement of the allowance for doubtful accounts:

	For the Years Ended December 31,
	2018	2019	2020

Balance at the beginning of the year	(5,932)	(3,780)	—
Provisions for doubtful receivables	—	—	(243)
Collection of amounts previously in dispute	2,152	—	—
Write-off provision for doubtful receivables	—	3,780	—

	(3,780)	—	(243)

6.	Inventories
Inventories consist of the following:

	As of December 31,
	2019	2020
Raw materials	58,627	195,939
Finished goods	127,452	26,963
Work in process	8,728	2,620
Goods in transit	1,260	—

Total	196,067	225,522

During the years ended December 31, 2018, 2019 and 2020, the Group recorded write-down of RMB427,163, RMB526,473 and RMB44,916 for the obsolete inventories in cost of revenues, respectively.
For
 the
yea
rs
ended December 31, 2018, 2019 and 2020, at the beginning of lease period, the inventories reclassified to operating lease assets were nil, RMB99,523 and RMB135,276, respectively. At the end of lease period, the operating lease assets with net book value of nil, RMB79,065 and RMB115,887 were reclassified to the inventories. Depreciation expense of operating lease assets of nil, RMB20,458 and RMB19,389 was recorded in the cost of revenue for the year ended December 31, 2018, 2019 and 2020.

7.	Prepayments and other assets
The current and
non-current
portions of prepayments and other assets consist of the following:

	As of December 31,
	2019	2020
Prepayments and other current assets
Prepayments to vendors (Note a)	35,801	203,063
VAT recoverable	122,757	87,879
Prepayment for repurchase of ordinary shares	—	15,825
VAT refund for export sales (Note b)	35,507	5,510
Others (Note c)	11,955	4,089

	206,020	316,366

Non-current assets
Rental and other deposits	5,250	2,530

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry service. The Group also records a provision for the prepayment to third-party suppliers when the Group believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2018, 2019 and 2020, the Group recorded a write-down of RMB358,842, RMB202,522 and nil for the prepayment to third-party suppliers in cost of revenues.

As of December 31, 2019 and 2020, the Group’s purchase obligation to third-party suppliers for foundry service was nil and RMB121,015, respectively.
Note b: Canaan Convey Co., Ltd. is entitled to VAT refund for its export sales.
Note c: During the years ended December 31, 2018, 2019 and 2020, the Group recorded provision of allowance for other receivables of nil, nil and RMB4,606, respectively.

8.	Property, equipment and software
Property, equipment and software consist of the following:

	As of December 31,
	2019	2020
Cost:
Leasehold improvements	28,542	17,130
Computers and electronic equipment	18,721	14,540
Software	470	1,955
Construction in progress	1,325	1,325
Mechanical equipment	1,181	1,181
Motor vehicles	1,739	461

Total cost	51,978	36,592
Less: Accumulated depreciation and amortization	(29,376)	(24,399)

Property, equipment and software, net	22,602	12,193

Depreciation and amortization expenses recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	For the Years Ended December 31,
	2018	2019	2020
General and administrative expenses	6,667	8,062	7,680
Research and development expenses	5,197	3,662	3,874
Cost of revenues	1,260	1,899	217
Sales and marketing expenses	21	81	81

Total	13,145	13,704	11,852

9.	Leases
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

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2019	2020
Lease cost:
Amortization of right-of-use assets	10,928	13,432
Interest of lease liabilities	1,746	1,938
Expenses for short-term lease within 12 months	605	505

Total lease cost	13,279	15,875

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	11,228	14,322
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	5,516
Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases	—	427

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
Weighted-average remaining lease term
Operating leases	1.2 year	1.3 year
Weighted-average discount rate
Operating lease	7.14% per annum	6.73% per annum

(d)	Maturities of lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2020
2021	13,200
2022	3,603

Total undiscounted lease payments	16,803
Less: imputed interest	(860)

Total lease liabilities	15,943

10.	Short-term debts

	As of December 31,
	2019	2020
Short-term bank loans	99,903	34,754

During the years ended December 31, 2019 and 2020, the Group entered into certain short-term loan agreements with various banks with aggregated principal amount of RMB200,000 with interest rates ranging from 4.35% to 4.79% per annum and RMB152,000 with interest rates ranging from 2.70% to 2.85% per annum, respectively. As of December 31, 2019 and 2020, the aggregated outstanding principal amounts under these agreements were RMB100,000 bearing interest rate 4.35% per annum and RMB35,000 bearing interest rate 2.84% per annum, respectively.

11.	Notes payable
Notes payable represent payables in the form of notes issued by the Group. The notes are endorsed by banks to ensure that noteholders will be paid upon maturity. The Group is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of December 31,
 2019 and
2020. Such required cash deposit of RMB8,239 and RMB4,494 was classified as restricted cash on the consolidated balance sheet as of December 31, 2019 and 2020.

12.	Accrued liabilities and other liabilities

	As of December 31,
	2019	2020
Accrued liabilities and other current liabilities
VAT received from customers related to contract liabilities	937	28,958
Salary and welfare payable	24,034	25,148
Rental deposits	—	4,011
Refund from depository bank – current	—	2,060
Other tax payables	2,225	874
Professional service fee accrual	7,493	—
Other service fee payables	2,196	—
Others	3,806	2,292

Total	40,691	63,343

Non-current
Refund from depository bank – non-current	—	8,020

13.	Ordinary shares
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
On November 21, 2019, the Company completed its IPO and became listed on the Nasdaq Global Market by issuing 10,000,000 ADSs at the price of US$9.00 per ADS for a total gross proceeds of US$90 million. Each ADS represents 15 Class A ordinary shares.
Upon the completion of the Company’s IPO, the Company’s authorized share capital was re-designated
into Class A ordinary shares and Class B ordinary shares, Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to fifteen votes. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A ordinary shares voting as a separate class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares under certain circumstances, including any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder.
Effective November 25, 2020, the Board of Directors approved conversion of 45,000,000 Class B ordinary shares into 45,000,000 Class A ordinary shares. As of December 31, 2020, the authorized ordinary shares are 1,000,000,000,000, of which 2,372,222,222 shares were issued and 2,328,326,132 shares were outstanding. These outstanding shares consist of (1) 2,016,701,688 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

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
The ordinary shares issued to the Trust are accounted for as treasury stocks of the Company and presented as such for all periods presented. The Trust does not hold any other assets or liabilities as at December 31, 2019 and 2020, nor earn any income nor incur any expenses for the years ended December 31, 2018, 2019 and 2020.
Upon the completion of the Company’s IPO in November 2019, 13,928,205 restricted share units and 16,000,000 restricted ordinary shares that have been vested under the 2018 Equity Incentive Plan (Note 15) were transferred from treasury stocks to ordinary shares. For the year ended December 31, 2020,
4,002,052
restricted share units were transferred from treasury stock to ordinary shares under the 2018 Incentive Plan (Note 15). As of December 31, 2020, 18,096,900 issued ordinary shares held by the Trust are accounted as treasury stocks.
Effective September 9, 2020, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$10 million worth of its outstanding (i) American Depositary Share (“ADS”) each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 22, 2020 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules.
As of December 31, 2020, total of 1,719,946 outstanding ADSs (25,799,190 shares) were repurchased but have not been retired with a total consideration of RMB23,915, which is shown as treasury stock (Note 2(ae)).

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
The vesting period was from October 2016 to May 2017
and
the exercise period was from June 2017 to July 2017
.
On November 22, 2017, Canaan Chaoxin approved the establishment of 2017 Equity Incentive Plan (the “2017 Plan”) with the purpose of which is to provide restricted share units (“RSUs”) to its employees. In November 2017, Canaan Chaoxin granted 71,200,000 RSUs to Company’s employees at an exercise price of RMB0.015 per share under the 2017 Plan, among which, 39,170,000 RSUs are vested immediately on the grant da te
, 30,030,000 RSUs contain two or four service years of the employees and the remaining 2,000,000 RSUs shall be vested upon occurrence of IPO.
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
On the same da
te
, some employees who are under the 2016 Plan entered into share award replacement agreement (the “Replacement Agreement”) with the Company under which a total of 19,594,000 ordinary shares of the Company held by the employees became restricted and shall be vested upon IPO of the Company. In the event that the employees voluntarily and unilaterally terminates his employment/service contract with any group entities or his employment, the unvested restricted shares shall automatically lapse. Deferred share-based compensation was measured for the restricted shares using the estimated fair value of the Company’s ordinary shares at the date of imposition of the restriction in April 2018, and the compensation cost for the restricted shares shall be recognized upon occurrence of IPO.

Upon completion of the Company’s IPO in November 2019, 2,000,000 RSUs with IPO condition and 16,000,000 restricted ordinary shares were immediately vested and related share-based compensation expenses amounted to RMB44,789 were recognized.
Share-based compensation expenses related to the share awards granted to the employees amounted to approximately
RMB18,586,

RMB270,242 and RMB2,950 for the years ended

December 31, 2018, 2019 and 2020, respectively.

(a)	Restricted share units
The following table summarizes the RSUs activity for the years ended December 31, 2018, 2019 and 2020:

	Number of shares	Weighted average grant date fair value
		RMB

Outstanding at December 31, 2017 and 2018	32,030,000	1.55

Forfeited	(2,368,461)	1.51
Vested	(13,928,205)	1.59

Outstanding at December 31, 2019	15,733,334	1.51

Forfeited	(2,691,282)	1.51
Vested	(4,002,052)	1.51

Outstanding at December 31, 2020	9,040,000	1.51

Based on fair value of the underlying ordinary share, the Group used income approach involving applying appropriate discount rate to estimated cash flows that are based on earnings forecast and discount for lack of marketability to determine the fair value of the RSUs as of the grant date with assistance from an independent valuation firm before consummation of the Group’s IPO.
As of December 31, 2020, there was RMB
2,151
unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 5.38 months.

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

For the year ended December 31, 2020, there was no outstanding restricted ordinary shares.

(c)	Other share-based compensation
In May 2019, certain shareholders of the Company sold
233,217,776
ordinary shares in aggregate to certain existing shareholders and certain third party investors. Out of the total
233,217,776
shares transferred,
111,217,778
shares were purchased by existing shareholders who were also the employees of the Company. The net excess of appraised fair value of the ordinary shares (acquired by employee shareholders) over the considerations amounted to RMB
213,135
, which was charged to general and administrative expenses as share-based compensation costs for the year ended December 31, 2019
.

16.	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax
One of the Company’s subsidiar
ies
 incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31,
 2018,
2019 and 2020. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax
.

(c)	PRC Enterprise Income Tax (“EIT”)
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.
Canaan Creative obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019. Therefore, Canaan Creative is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.
Hangzhou Canaan obtained its HNTE certificate with a valid period of three years in 2019, and therefore is eligible to enjoy a prefenrential tax rate of 15%
from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, In accordance with Caishui (2012) No. 27 issued by the State Tax Bureau on April 20, 2012, Hangzho
u Canaan is qualified as an integrated circuit enterprise and enjoying a
5-year
tax holiday (two year full exemption followed by three year half reduction) beginning from 2016 after utilizing all prior years’ tax losses. Therefore, Hangzhou Canaan is eligible to enjoy a preferential tax rate of 0% from 2016 to 2017 and 12.5% from 2018 to 2020.
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
As of December 31, 2019 and 2020, the aggregated amount of undistributed earnings of the Group entities located in the PRC that are available for distribution to the Company were RMB809,134 and RMB701,633, respectively. The Group plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2019 and 2020.
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2018	2019	2020
PRC statutory income tax rates	25.0%	25.0%	25.0%
Permanent book — tax difference	(5.8)%	(3.3)%	4.5%
Different tax rates in other jurisdictions	1.7%	(0.4)%	(2.0)%
Effect of tax holiday	(41.5)%	(8.4)%	(4.4)%
Change in valuation allowance	59.5%	(12.9)%	(23.1)%

Total	38.9%	0.0%	0.0%

Effects of tax holidays entitled by the PRC subsidiaries	83,178	(87,043)	(9,553)
Effects of tax holidays entitled by the PRC subsidiaries on basic earnings/(loss) per share (RMB cent per share)	4.23	(4.04)	(0.41)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) are as follows:

	For the Years Ended December 31,
	2018	2019	2020
Current income tax expense	76,748	—	—
Deferred tax expense	1,062	—	—

Income tax expense	77,810	—	—

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred tax assets
Tax losses carried forward	121,948	286,044
Allowance for doubtful accounts	567	1,744
Provision for inventory	128,163	16,840
Unrealized gain from intragroup sale	3,361	162

Subtotal	254,039	304,790
Less: Valuation allowance	(254,039)	(304,790)

Total of deferred tax assets	—	—

As of December 31, 2019 and 2020, the Company had tax loss carry forwards of approximately RMB702,845 and RMB1,762,521, which mainly arose from its PRC subsidiaries and to a less extent from its HK subsidiary. As all PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years. The net operating loss carryforwards will expire in varying amounts between 2021 and 2030. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.
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
As of December 31, 2019 and 2020, valuation allowances of RMB254,039 and RMB304,790 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.
Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2018	2019	2020
Beginning balance	1	119,065	254,039
Additions	119,064	134,974	50,751

Ending balance	119,065	254,039	304,790

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

17.	Related party transactions
For the years ended December 31, 2018, 2019 and 2020, the related party transactions are as follows:

	For the Years Ended December 31,
	2018	2019	2020
Transaction amount with related parties
Key management’s advance	68	—	—
D ispos al of motor ve hicles	—	—	637
	68	—	637

As of December 31, 2019 and 2020, there are no related party balances.

18.	Basic and diluted net earnings/(loss) per share
Basic and diluted earnings/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings/(loss) per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Years Ended December 31,
	2018	2019	2020
Basic net earnings/(loss) per share calculation
Numerator:
Net income/(loss)	122,432	(1,034,510)	(215,094)

Denominator:
Weighted-average ordinary shares outstanding	1,964,499,660	2,153,172,769	2,345,703,779

Basic and diluted net earnings/(loss) per share (RMB cent per share)	6.23	(48.05)	(9.17)

	For the Years Ended December 31,
	2018	2019	2020
Diluted net earnings/(loss) per share calculation
Numerator:
Net income/(loss)	122,432	(1,034,510)	(215,094)

Denominator:
Weighted-average ordinary shares outstanding	1,964,499,660	2,153,172,769	2,345,703,779
Add: weighted-average RSUs	13,661,413	—	—

Weighted-average number of shares used in calculating diluted net earnings/(loss) per share	1,978,161,073	2,153,172,769	2,345,703,779

Diluted net earnings/(loss) per share (RMB cent per share)	6.19	(48.05)	(9.17)

For the year
s
ended December 31, 2019 and 2020, the effects of all outstanding RSUs have been excluded from the computation of diluted loss per share due to its anti-dilutive effect.

	For the Year Ended December 31,
	2019	2020
Weighted-average RSUs	13,923,725	10,710,636

19.	Contingencies
On March 4, 2020, a putative class action was filed in the United States District Court of Oregon against the Company, certain officers and directors of the Company, and the underwriters in the Company’s IPO. The complaint alleges that the Form
F-1
registration statement and related prospectus for the Company’s IPO (including amendments to and documents incorporated in the registration statement) contained material misstatements and omissions in violation of federal securities laws. Plaintiff claims, among other things, that the registration statement and related prospectus failed to disclose a related party transaction, misrepresented the Company’s financial health, and omitted material information about the Company’s distributors and clients and seeks to recover under Sections 11 and 12 of the Securities Act of 1933. On June 1, 2020, the Company filed a motion to transfer venue to the Southern District of New York (“S.D.N.Y.”). On August 31, 2020, the motion to transfer was granted and the case was transferred to the S.D.N.Y.. On October 7, 2020, an amended complaint was filed in S.D.N.Y. and the plaintiff claims, among other things, that the registration statement and related prospectus failed to disclose three alleged related party transactions. On December 7, 2020, the Company filed a motion to dismiss the amend complaint which was fully briefed on March 8, 2021. On April 5, 2021, Plaintiffs filed a letter motion to dismiss briefing or, in the alternative, convert the motion to dismiss into a motion for summary judgment.
On March 6, 2020, a putative class action making substantially similar allegations concerning the Form
F-1
registration statement and seeking to recover under Section 11 of the Securities Act of 1933 was filed in New York County Supreme Court against the Company and certain officers and directors of the Company. On July 21, 2020, the Court issued an order granting a stay of proceedings and ordering a preliminary conference for July 20, 2021 to report on the status of the federal action.
The management of the Company believes that there may be defenses to one or more of the claims asserted in the lawsuits. The management of the Company has engaged counsel with the intention to vigorously defend these lawsuits.
At the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of these lawsuits, or reasonably estimate a range of possible losses, if any, given the early stage of these lawsuits. Therefore, no contingent liabilities have been recorded by the Company as of
 December 31, 2020 in respect of these lawsuits.
The Company received a letter from a counsel of one of the Company’s suppliers (“the Supplier”) in December 2020, alleging that the Company violated the Supplier’s intellectual property rights. The Supplier seeks monetary compensation and may pursue legal action, unless the parties are able to resolve the dispute. As of the date of issue of the financial statements, both parties are in the process of negotiation to resolve the dispute. The Company is unable to predict the likelihood of an unfavorable outcome of the event or the amount or the range of possible losses, if any. Therefore, no contingent liabilities have been recorded by the Company in respect of the dispute as of December 31,2020.
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
As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries incorporated in PRC and subjected to restriction amounted to approximately RMB163,288. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. There is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

2 1 .	Condensed financial information of the parent company
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
As of December 31, 2019 and 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company
CONDENSED BALANCE SHEET
S

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	14	147	23
Receivables from subsidiaries	692,781	442,491	67,814

Total current assets	692,795	442,638	67,837

Total assets	692,795	442,638	67,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Refund from depository bank – current	—	2,060	316
Non-current liabilities:
Refund from depository bank – non-current	—	8,020	1,229

Total liabilities	—	10,080	1,545

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 and 2,328,326,132 shares outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 and 43,896,090 shares as of December 31, 2019 and 2020, respectively)	—	(23,915)	(3,665)
Additional paid-in capital	1,631,609	1,634,619	250,516
Statutory reserves	97,307	97,307	14,913
Accumulated other comprehensive loss	(55,542)	(79,780)	(12,227)
Accumulated deficit	(980,579)	(1,195,673)	(183,245)

Total shareholders’ equity	692,795	432,558	66,292

Total liabilities and shareholders’ equity	692,795	442,638	67,837

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$ (Note 2(e))
Operating expenses:
Research and development expenses	(7,208)	(22,465)	(652)	(100)
Sales and marketing expenses	(797)	(358)	(41)	(6)
General and administrative expenses	(5,850)	(247,426)	(2,277)	(349)

Loss from operations	(13,855)	(270,249)	(2,970)	(455)

Interest income	—	5	—	—
Other gains	—	—	2,425	372
Share of loss from subsidiaries	(526,370)	(764,266)	(214,549)	(32,882)

Net loss	(540,225)	(1,034,510)	(215,094)	(32,965)

Foreign currency translation adjustment, net of nil tax	(65,230)	9,688	(24,238)	(3,694)

Total comprehensive loss	(605,455)	(1,024,822)	(239,332)	(36,659)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended
	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Receipt of refund from depository bank	—	—	13,285	2,036
Other cash used in operating activities	—	(39)	(1)	—

Net cash (used in)/provided by operating activities	—	(39)	13,284	2,036

Cash flows from investing activities
Increase in receivables from subsidiaries	—	(1,252,029)	28,451	4,360

Net cash (used in)/provided by investing activities	—	(1,252,029)	28,451	4,360

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	669,559	—	—
Proceeds from issuance of ordinary shares upon IPO	—	582,449	—	—
Payment for repurchase of ordinary shares	—	—	(23,915)	(3,665)
Prepayment under share repurchase agreement	—	—	(16,146)	(2,474)

Net cash provided by/(used in) financing activities	—	1,252,008	(40,061)	(6,139)

Net (decrease)/increase in cash and cash equivalents	—	(60)	1,674	257
Effect of exchange rate changes on cash	—	74	(1,541)	(236)
Cash and cash equivalents, beginning of year	—	—	14	2

Cash and cash equivalents, end of year	—	14	147	23