Form 20-F/A
period 2020-12-31
Canaan Inc.
filed 2021-12-22
CIK 1780652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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
ROOM 2101, 21ST Floor, Building 1
Yard 1, No. 81 Beiqing Road
Haidian District, Beijing, 100094
People’s Republic of China
(Address of principal executive offices)
James Jin Cheng, Chief Financial Ofiicer
Telephone:
+86-010-6097-4080
Email: IR@canaan-creative.com
ROOM 2101, 21ST Floor, Building 1
Yard 1, No. 81 Beiqing Road
Haidian District, Beijing, 100094
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
☐  Yes            ☐  No

EXPLANATORY NOTE
The registrant filed with the Securities and Exchange Commission (the “SEC”) an Annual Report on Form
20-F
for the fiscal year ended December 31, 2020 (the “Original Form
20-F”)
on April 21, 2021. However, the registrant inadvertently omitted certain required language from paragraph 4 of the certifications of the registrant’s principal executive officer and principal financial officer required by Exchange Act Rule
13a-14(a),
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
This Amendment No. 1 on Form
20-F/A
is being filed solely for the purpose of filing revised certifications by the registrant’s principal executive officer and principal financial officer, including the previously omitted language. These revised certifications are currently dated, refer to this Form
20-F/A,
and are being included as exhibits to this Amendment No.1 on Form
20-F/A
under Part II, Item 19 hereof. In accordance with applicable SEC interpretations, this Form
20-F/A
contains only the cover page, this explanatory note, a signature page and the revised certifications (containing only paragraphs 1, 2, 4 and 5 of the text otherwise prescribed by Item 601(b)(31)(i) of Regulation
S-K).
Except as described above, no attempt has been made in this Amendment No.1 on Form
20-F/A
to modify or update the other disclosures or exhibits presented in the Original Form
20-F.
Except as presented in this Form
20-F/A
and except for Exhibits 12.1 and 12.2 filed herewith, this Amendment No. 1 on Form
20-F/A
does not reflect events occurring after the filing of the Original Form
20-F,
or modify or update those disclosures. Accordingly, this Amendment No. 1 on Form
20-F/A
should be read in conjunction with the Original Form
20-F
and the registrant’s other filings with the SEC.

1

PART II

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*101.INS	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

1

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer
Date: December 22, 2021

2