Form 20-F
period 2021-12-31
Canaan Inc.
filed 2022-04-29
CIK 1780652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
+86-010-
6097
-4080
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
2,492,514,048 Class A ordinary shares were outstanding as of December 31, 2021
311,624,444 Class B ordinary shares were outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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
FISCAL YEAR ENDED DECEMBER 31, 2021

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

•
“PRC operating subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., Hangzhou Canaan Chuangxin Technology Co., Ltd., and Canaan Creative (SH) Co., Ltd.

•	“PRC subsidiaries” are to, for the purpose of this annual report, PRC operating subsidiaries, Hangzhou Ruihong Technology Co., Ltd., and Hangzhou Canaan Blockchain Technology Co., Ltd.

•	“operating subsidiaries” are to, for the purpose of this annual report, Canaan Creative (HK) Holdings Limited, Canaan Creative International PTE. Ltd. and our PRC operating subsidiaries.

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company,” “the Company,” “our” and “Canaan” are to Canaan Inc. and its subsidiaries, as the context requires.
The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.
Our ADSs are listed on the NASDAQ Global Market under the symbol “CAN.”
Glossary of Technical Terms
This glossary contains explanations of certain terms used in this annual report in connection with our company and our business. In this annual report, unless otherwise indicated:

•	“AI” are to artificial intelligence;

•	“AICPA” are to American Institute of Certified Public Accountants;

•	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;

•	“CPU” are to computing processing unit;

•	“GPU” are to graphic processing unit;

•	“edge computing” are to a method of optimizing cloud computing systems by performing data processing at the edge of the network, near the source of the data;

•	“FPGA” are to field programmable gate array, an integrated circuit designed to be configured by a customer or a designer after manufacturing;

•	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;

•	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;

•	“ICs” or “chips” are to integrated circuits;

•	“IoT” are to Internet-of-Things, the extension of internet connectivity into physical devices and everyday objects;

•	“ISO” are to the International Organization of Standardization;

•	“network computing power” are to the processing power of all the machines in the Bitcoin network;

•	“neural-network accelerator” are to a class of microprocessor designed as hardware acceleration for AI applications;

•	“nm” are to nanometer;

•	“PMU” are to power management unit, which is a microcontroller that governs power functions;

•	“POW” are to proof-of-work;

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
tape-out
means all the stages in the design and verification process of ICs have been completed;

•	“Thash” are to Terahash, the measuring unit of the processing power of the Bitcoin mining machine; and

•	“Thash/s” or “TH/s,” “GH/s” are to the measuring unit of hash rate. 1 TH/s = 1,000 GH/s.
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
We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with being based in or having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”
Our auditors, KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP are independent registered public accounting firms that issue the audit reports included elsewhere in this annual report. Our auditors were subject to the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16, 2021, and as a result, the PCAOB is not able to fully inspect our auditors. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over the counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADSs. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC operating subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC operating subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities, and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.
Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. If our PRC operating subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC operating subsidiaries are required to obtain such permissions or approvals in the future, our PRC operating subsidiaries could be subject to fines, legal sanctions or an order to suspend the our PRC operating subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us.

Offering of Securities outside of PRC
As the China Securities Regulatory Commission, or the CSRC, issued Opinions on Intensifying Crack Down on Illegal Securities Activities (
《关于依法从严打击证券违法活动的意见》
) on July 6, 2021, there are great uncertainties with respect to the interpretation and implementation thereof. Based on our understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and issuance of our securities to foreign investors, given that the CSRC has not issued any definitive rule or interpretation concerning whether the offerings like ours in our prospectus are subject to the regulations and rules. Nevertheless, the Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding overseas equity fundraising and listing by Chinese companies and compliance with China’s securities laws. If the CSRC or other Chinese authorities later promulgate new rules or explanations requiring that we obtain their approvals for the issuance of our securities to foreign investors, we may be unable to obtain a waiver of such approval requirements.
On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (
《国务院关于境内企业境外发行证券和上市的管理规定
(
征求意见稿
)
》
), which stipulate domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information. In addition, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comment) (
《关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定
(
征求意见稿
)
》
) on April 2, 2022. The CSRC stipulates domestic enterprises, securities companies and securities service institutions shall enhance the legal awareness of guarding state secrets and strengthening archives management, establish and improve the confidentiality and archives work system, take necessary measures to implement the responsibilities of confidentiality and archives management during the activities of overseas issuance and listing of securities by domestic enterprises. Given that the draft provisions were released for public comment only, and their operative provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the draft provisions, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.
Proposed Regulation by the Cyberspace Administration of China
On July 10, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, National Radio and Television Administration, China Securities Regulatory Commission, National Administration of State Secrets Protection and State Cipher Code Administration jointly issued the revised Measures for Cybersecurity Review (
《网络安全审查办法
(2021)
》
) (the “Revised Review Measures”), which became effective on February 15, 2022. Pursuant to the Revised Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Revised Review Measures further stipulate that if a network platform operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comment) (
《网络数据安全管理条例
(
征求意见稿
)
》
, “Draft Regulations”), which stipulate the scope for data processors to declare network security review. The draft regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in China and apply to activities outside China to process data of individuals and organizations in China under any of the following circumstances: (1) for the purpose of providing products or services to China; (2) analyze and evaluate the behavior of domestic individuals and organizations; (3) involving domestic important data processing; (4) other circumstances stipulated by laws and administrative regulations. The Draft Regulations further stipulate that if a data processor that processes the personal information of more than one million users intends to be listed in a foreign country, it shall declare the network security review. Our principal business activities do not involve large numbers of registered users or deal with vast amount of user data. While we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers, and
E-mail
accounts, our online discussion forum is far less than one million of registered users. The Revised Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. They also remain uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

Cash Flows through our Company
Canaan Inc. is a Cayman Islands holding company with no operations of its own. We conduct our operations primarily through our PRC operating subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Canaan Inc. to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Canaan Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Canaan Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Canaan Inc. by our PRC subsidiaries.
Under PRC law, Canaan Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, Canaan Inc. provided loans with principal amount of nil, RMB111.6 million and RMB294.4 million (US$45.8 million), respectively, to our PRC subsidiaries through our Hong Kong subsidiary. For the years ended December 31, 2019, 2020 and 2021, no cash generated from one of our subsidiaries were used to fund another subsidiary’s operations. And we do not have any policy in place that dictate such funding. As of date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash between our subsidiaries.
Taxation on Dividends or Distributions
Canaan Inc. has not declared or paid any dividends on our ordinary shares since our inception, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” Under the current laws of the Cayman Islands, Canaan Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Certain of our PRC subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not required.

C.	Reasons for the Offer and Use of Proceeds
Not required.

D.	Risk Factors
Risk Factor Summary
The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:
Risks Relating to Our Business and Industry

•	Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.

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

•	The ongoing coronavirus (“COVID-19”) pandemic could have a material adverse effect on our business operations, results of operations, cash flows and financial position.

•	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.

•	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

•
Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.

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

•	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.

•	If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

•	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

•
Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

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

Risks Relating to Doing Business in the PRC

•	Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.

•
Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

•
PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

•
Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

•
The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections.

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

Risks Relating to Doing Business in International Markets Outside the PRC

•	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
Risks Relating to the ADSs

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
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

Risks Relating to Our Business and Industry
Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.
Our revenues are primarily derived from the sales of Bitcoin mining machines and related parts, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. Bitcoin miners’ purchasing behavior is primarily driven by the expected economic returns of Bitcoin mining. An increase in the Bitcoin price is one of significant factors that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. Bitcoin price fluctuated significantly in the past few years and resulted in corresponding fluctuations of our sale of Bitcoin mining machines. We expect our results of operations to continue to be affected by the fluctuations of Bitcoin price, as a significant portion of our revenue is expected to come from the sales of Bitcoin mining machines and related parts. Any future significant reductions in the price of Bitcoin and Bitcoin network transaction fees, and/or the maintenance of a lower Bitcoin price for a long term will likely have a material and adverse effect on our results of operations and financial condition. For example, if the Bitcoin price or Bitcoin network transaction fees drop and fail to recover, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin mining machines. As a result, we may need to reduce the price of our Bitcoin mining machines. At the same time, if transaction fees increase to such an extent as to discourage users from using Bitcoins as a medium of exchange, it may decrease the transaction volume of the Bitcoin network and may affect the demand for our Bitcoin mining machines. We cannot assure you that the Bitcoin price will remain high enough to sustain our operations or that the price of Bitcoin will not decline significantly in the future. Further, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our shares even before our financial performance is affected, if at all.
In addition to the volatility of Bitcoin price, various other factors, mostly beyond our control, could impact the expected economic returns of Bitcoin mining as well, including, among others, the overall imbalanced supply and demand for bitcoin mining machines, the supply and availability of mining farm resources, changes in electricity costs or other operating costs, the total network computing power, the cost-efficiency and the depreciation of mining machines, and a variety of special economic, geopolitical and regulatory factors. Additionally, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of Bitcoin mining. This in turn could affect our customers’ expected economic return for mining activities and the demand for and pricing of our Bitcoin mining machines.
Furthermore, price reduction in our bitcoin mining machines due to a complex effect of fluctuations in Bitcoin price may subsequently affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machine, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, in 2019 and 2020, as a result of the significant drop in the Bitcoin price, we recorded inventories write-down and accrual for loss on prepayment of RMB729.0 million and RMB44.9 million, respectively, which in turn had a significant negative impact on our profitability. We do not record any inventories write-down and accrual for loss on prepayment for such reason in 2021. However, if the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above its carrying value, our gross profit may also be inflated by such write-down.
The Bitcoin price drop in the past has also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payments. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. In 2019, 2020 and 2021, we recognized such price concessions of RMB22.4 million, RMB11.5 million and nil, respectively. We had ceased to provide credit sales for our clients since the second half of 2020, but we may offer sales on credit again to some of our customers in the future, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.
We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
Historically, we generated substantially all of our revenues from the sales of our Bitcoin mining machines that incorporate our proprietary ASICs. In 2019, 2020 and 2021, sales of our Bitcoin mining machines and related parts and accessories accounted for 97.7%, 94.4% and 99.1% of our revenues, respectively. We may continue to generate a significant portion of our revenue from the sales of Bitcoin mining machines in the foreseeable future. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

•	Another cryptocurrency displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;

•
Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies or displaced by another cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;

•
Over time, the reward for Bitcoin mining (in terms of the amount of Bitcoin awarded) will decline, which may reduce the incentive to mine Bitcoin. Specifically, the halving event occurred in May 2020, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

If we cannot maintain the scale and profitability of our Bitcoin mining machines or successfully expand our business in the AI market, our business, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our Bitcoin mining machines could all have a material adverse impact on our business, financial condition and results of operations.
If we fail to succeed in the AI market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.
While we endeavor to expand our AI business, sales of Bitcoin mining machines continue to account for a substantial majority of our total revenue. Our AI revenue was RMB2.6 million, RMB4.9 million and RMB17.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. Our future revenue growth will depend largely on our ability to successfully expand our business in the AI market and penetrate into new application markets. We cannot predict how or to what extent the demand for our products in the AI market will develop going forward. Furthermore, as ASICs may not develop into mainstream solutions for AI technologies and applications, we might not be able to capitalize on the growth in the market for AI technologies and applications with our ASICs. If the AI market does not develop as we currently anticipate and we are unable to penetrate into new application markets, our future revenue and profits could be materially and adversely affected.
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
However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain and AI technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in AI, deep learning, IoT, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if our technologies or solutions become obsolete because of new technologies, our products may no longer be attractive to customers. As a result, our business, results of operations and financial condition would be materially and adversely affected.

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
Decentralization, or the lack of control by a central authority, is a key reason that cryptocurrencies like Bitcoin have attracted many committed users. However, the decentralized nature of Bitcoin is subject to growing discussion and suspicion. Some claim that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that own vast amounts of Bitcoins, can affect the market price of Bitcoin. Furthermore, mining equipment production and mining pool locations are becoming centralized. Some argue that the decentralized nature of cryptocurrencies is a fundamental flaw rather than a strength. The suspicion about the decentralized nature of Bitcoin may cause our customers to lose confidence in the prospect of the Bitcoin industry. This in turn could adversely affect the market demand for our Bitcoin mining machines and our business. For more details, see “—Failure at tape-out
or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.”
We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.
Our customers are based globally. As such, our business could be significantly affected by, among other things, the regulatory and policy developments in countries and regions where we operate, such as China, United States, Singapore and Central Asia. Governmental authorities are likely to continue to issue new policies, laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.
In the recent years, the PRC government has been actively advancing a crackdown on Bitcoin mining and trading in China. For example, on May 21, 2021, the 51st meeting of the Financial Stability and Development Committee of the State Council announced a crackdown on bitcoin mining and trading activities in China. Accordingly, provincial authorities in the PRC have taken action to gradually crack down on cryptocurrency mining. For example, Sichuan Province ordered cryptocurrency mining in the province be “screened, cleaned up and terminated.” Inner Mongolia Autonomous Region and Qinghai Province have taken similar actions to stamp out cryptocurrency mining. On September 15, 2021, the People’s Bank of China, or PBOC, with nine other Chinese government authorities, jointly released the
Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading
(
《关于进一步防范和处置虚拟货币交易炒作风险的通知》
) (the “Circular No. 237”). Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, on September 3, 2021, China’s National Development and Reform Commission (NDRC) and nine other authorities jointly issued a
Notice on Regulating Virtual Currency “Mining” Activities
(
《关于整治虚拟货币“挖矿”活动的通知》
) (the “Circular No. 1283”) to restrict cryptocurrency mining activities in the PRC. Circular No. 1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “obsolete industry” in the Catalogue for Guiding Industry Restructuring (
《产业结构调整指导目录》
) (the “Catalogue”), which effectively prohibits investments in projects falling within this category. The revised Catalogue came into effect on December 30, 2021. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out
within the time limits prescribed by the Catalogue. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the sales of our mining machine. While we have been actively exploring international market and have had 64.4% of our total revenue generated from sales of Bitcoin mining machines and related parts and coming from the customers who undertake mining activities in countries outside of the PRC in 2021, the long-term impact of such restrictions could be detrimental to our business and profitability, and our business and results of operation may suffer and investors in our ADSs may lose part or all of their investment if further extreme restrictions follow.

Regulatory bodies in other jurisdictions, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. Restrictions imposed by the regulatory bodies in other jurisdictions may force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed in many countries. Thus, cryptocurrency faces an uncertain regulatory landscape in many countries. Some jurisdictions restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use Bitcoin mined with our Bitcoin mining machines to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. Furthermore, due to the environmental-impact concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political concerns, and for other reasons, our customers may be required to cease mining operations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, due to the most recent power shortage and political unrest in Central Asia, some Bitcoin mining farms temporarily suspended mining activities in Central Asia. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in the markets where we sell our Bitcoin mining machines and related parts.
Each of our operating subsidiaries in Hong Kong and Singapore has a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.
Our operating subsidiaries in Hong Kong and Singapore were recently formed in recent years to explore the markets for our products outside the PRC. Their limited operating history make it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our ADSs should consider the business and prospects of our subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies.
We lack a significant operating history in the Bitcoin mining space, and our strategic focus on this relatively new business is subject to a number of significant risks and uncertainties that could affect our future viability.
We have recently adopted the development strategy to initiate the Bitcoin mining operations in international markets through collaborating with several cryptocurrency mining farms. However, there is a significant risk that we will be unable to achieve the anticipated benefits from such strategic collaborations, which would damage our business and could lead to the loss of our investment in Bitcoin mining, for a variety of reasons, including, among others:

•
Because of supply chain disruptions resulting from the
COVID-19
pandemic or geopolitical crises, we could in the future encounter delivery delays or other difficulties with the installing and operating our mining machines at the facility of our partners;

•
Due to the environmental-impact concerns related to the potential high demand for electricity to support bitcoin mining activity and political concerns, and for other reasons, our partners may be required to cease mining operations without any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement;

•	Bans from governments, together with pending legislation and other regulatory initiatives, may threaten the ability to use Bitcoin or cryptocurrencies as a medium of exchange;

•	We may not be able to liquidate our holdings of Bitcoin at our desired prices if a precipitous decline in market prices occurs and this could negatively impact our future operations; and

•
Our efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove more costly than expected, and we may be subject to the risks of adverse effects to our business, results of operations and liquidity if past and future undertakings and the associated changes to our business, do not prove to be cost effective or result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan and the timing of any related initiatives, are subject to the change at any time based on management’s subjective evaluation of our overall business needs.

For all of these reasons, our plan to develop Bitcoin mining business may ultimately not be successful or will not achieve viable business scale or market acceptance.

The ongoing coronavirus
(“COVID-19”)
pandemic could have a material adverse effect on our business operations, results of operations, cash flows and financial position.
The outbreak of
COVID-19
has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted in the first quarter of 2020, including those of our suppliers, customers and business partners. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020.
The
COVID-19
pandemic has had, and, together with any subsequent outbreaks driven by new variants of
COVID-19,
may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the
COVID-19
pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. In 2020, our operations were significantly affected by the
COVID-19
pandemic. The revenue contribution from our Bitcoin mining machine business decreased in the first few months of 2020 compared to the prior period, partly due to the outbreak of
COVID-19,
which significantly affected the expected returns on Bitcoin-related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines. Our Bitcoin mining machine business has been gradually recovering in 2021, underpinned by higher average selling price and more customer orders, following the effective control of the outbreaks in the PRC, the resumption of business activities and the gradual recovery of the general economy in China and other countries. However, there have been significant resurgence of
COVID-19
cases from time to time, including the
COVID-19
Delta and Omicron variant cases, in China and other countries. And, we may experience disruptions to our business operations resulting from supply interruptions, quarantines, self-isolations, or other movement and restrictions on the ability of our employees or our counterparties to perform their jobs. For example, in March 2022, the
COVID-19
resurgence, together with the resulting travel restrictions and quarantine measures, caused disruptions in the operations of our assembly plant in the PRC, which resulted in delays in the shipment of products to certain of our customers.
We are closely monitoring the development of the
COVID-19
pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on numerous evolving factors and future developments that we are not able to predict, including: the severity of the virus; the duration and resurgences of the outbreak; new virus variants and the potential extent of their spread; effectiveness of COVID-19 vaccine against the new virus variants; the application and effectiveness of health and safety measures that are voluntarily adopted by the public or required by government or public health authorities; the impacts on our supply chain; the impact of the pandemic on economic activity; the extent and duration of the effect on consumer confidence and spending; the health of and the effect on our workforce and our ability to meet staffing needs in our facilities, particularly if members of our work force are quarantined as a result of exposure and massive quarantine control; any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions; and the potential effects on our internal controls including those over financial reporting as a result of changes in working environments such as shelter-in-place
and similar orders that are applicable to our team members and business partners, among others.
Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
Our ASICs for Bitcoin mining machines are designed for the POW mechanism that the Bitcoin network uses to validate Bitcoin transactions. Another cryptocurrency that uses the POW mechanism is known as “Bitcoin cash,” developed in mid-2017,
which our current Bitcoin mining machines can also mine. Many people within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that should not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our Bitcoin mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and adversely impact our business, results of operations and financial condition.”
Substantial increases in the supply of mining machines connected to the Bitcoin network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products.
The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and coupled with the decrease in Bitcoin reward, resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products, under the assumption that that the price of Bitcoin does not increase enough.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.
Advances in AI technology, Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2019, 2020 and 2021, we incurred research and development expense of RMB169.0 million, RMB140.0 million and RMB332.8 million (US$52.2 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.
We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.
We operate in highly competitive industries for Bitcoin mining machines and AI products, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on Bitcoin mining or AI, but also new entrants that include well-established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of Bitcoin mining machines or AI products in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.
Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.
As a fabless IC design company, we do not own any IC fabrication facilities and outsource the fabrication process of our ICs to third-party foundry partners. In 2019 and 2020, the value of the ICs we purchased from the three major third-party foundry partners accounted for 63.0% and 66.1%, respectively, of our total procurement for the respective periods. In 2021, the value of the ICs we purchased from the two major third-party foundry partners accounted for 66.0% of our total procurement of the year ended December 31, 2021. It is important for us to have a reliable relationship with our current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.
As we rely on limited numbers of third-party foundry partners, we cannot guarantee that they will be able to meet our manufacturing requirements. The ability of our third-party foundry partners to provide us with foundry services is limited by their technology migration, available capacity, existing obligations and global semiconductor supply. In particular, we have experienced a global shortage in semiconductors beginning 2021, which may have adversely impacted the production activity and capacity of our third-party foundry partners. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified ICs in a sufficient amount, which will significantly affect our technological advancement and shipment of Bitcoin mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition.

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
Moreover, if any of our third-party foundry partners suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions. For example, in early August 2018, the operation of certain factories of one of our third-party foundry partners located in Taiwan was temporarily suspended as a result of a computer virus attack caused by an improper installment procedure administered by such foundry partner. The facilities affected by this computer virus included those that manufacture wafers for us, and the resulting operation suspension at the facilities of such foundry partner resulted in a delay in its shipment to us of 125 wafers for our 7nm ASICs for up to nine weeks.
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
To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down. We recorded inventory write-down and accrual for loss on prepayment of RMB729.0 million, RMB44.9 million and RMB50,7 million (US$8.0 million), in 2019, 2020 and 2021, respectively. The carrying value of our inventories was RMB196.1 million, RMB225.5 million and RMB812.4 million (US$127.5 million) as of December 31, 2019, 2020 and 2021, respectively.

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
We rely on limited numbers of third parties to package and test our products.
In addition to IC fabrication, we rely on limited numbers of production partners for the testing and packaging of our ASICs. Reliance on these third parties for the testing and packaging of our ASICs presents significant risks to us, including the following:

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
We incurred negative cash flows from operating activities and net losses in the past and can provide no assurance of our future operating results.
We have experienced negative cash flows from operating activities in the amount of RMB280.1 million in 2019. We incurred a net loss from operations in the amount of RMB1,034.5 million and RMB215.1 million in 2019 and 2020, respectively. While we generated positive cash flows from operating activities in the amount of RMB1,438.9 million (US$225.8 million) and net income in the amount of RMB2,000.3 million (US$313.9 million) for 2021, we cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to grow our AI business and manage our product mix and our ability to secure favorable commercial terms from suppliers.
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
We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2019, 2020 and 2021, the outstanding balance of prepayments we made to our third-party foundry partners amounted to RMB18.4 million, RMB182.6 million and RMB1,299.8 million (US$204.0 million), respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.
If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.
We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2019, 2020 and 2021, our trade receivables amounted to RMB2.9 million, RMB7.1 million and RMB0.4 million (US$58,000), respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.
Failure at
tape-out
or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.
The
tape-out
process is a critical milestone in our business. A successful tape-out
means all the stages in the design and verification process of our ASICs have been completed, and the product is ready to be sent for manufacturing. A tape-out
is either a success or a failure, and in the latter case design modifications are needed. The tape-out
process is very costly, and repeated failures can significantly increase our costs, lengthen our product development period and delay our product launch. While we have achieved multiple tape-out
in the initial batch historically, we cannot assure you that we will be able to continue to have a high tape-out
success rate in the future.
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
In addition, we outsourced to certain production partners a portion of our product manufacturing process, which require them to purchase parts and components from other third-party suppliers. Although we carry out quality inspections for the manufacturing process and the parts and components purchased, we cannot assure you that we will always be able to detect defects in the manufacturing process or the parts and components purchased. Any defect in such manufacturing process or parts and components purchased may lead to defects in our finished products, which may in turn increase our costs as well as damage our reputation and market share. We may not be able to procure contractual or other indemnities from the suppliers of the defective parts and components adequately, or at all. We may be subject to product liability claims and litigation for compensation, which could result in substantial and unexpected expenditures and could materially and adversely affect our cash flow and operating results.

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
Historically, we have not experienced significant constraints on our production, including at our assembly plant, due to power shortages, labor disputes or other factors. However, there can be no assurance that our operations will not be materially affected by power shortages, labor disputes or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.
As we enter into Bitcoin mining business, we will be subject to risks associated with our need for significant electrical power.
Bitcoin mining operations require significant amounts of electrical power, and, as we enter into Bitcoin mining business, we anticipate our demand and/or our partners’ demand for electrical power will grow significantly. If we or our partners are unable to obtain sufficient electrical power on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in the Bitcoin mining business.
Our Bitcoin mining business may also be materially adversely affected by the restrictions of government regulators in the jurisdictions where we operate on the energy usage of Bitcoin mining. Government regulators may restrict the ability of electricity suppliers to provide electricity to Bitcoin mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to Bitcoin mining operations. Moreover, if Bitcoin mining becomes more widespread, government scrutiny related to restrictions on Bitcoin mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by Bitcoin mining operation may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for Bitcoin mining activities or create a negative consumer sentiment and perception of Bitcoin, specifically, or cryptocurrencies, generally. This, in turn, could lead to governmental measures restricting or prohibiting Bitcoin mining or the use of electricity for Bitcoin mining activities. Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our Bitcoin mining machines, it would not be feasible to run our machines on back-up
power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the unavailability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition and operating results.
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
Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in large part, on the continued contributions of our senior management team, especially Mr. Nangeng Zhang.
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
Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of any of our senior management or research and development team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, especially our key design and technical personnel which includes our co-founders,
or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.
Our corporate actions are significantly influenced by our principal shareholders, including Mr. Nangeng Zhang, our chairman and chief executive officer, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders. This may deprive you of the opportunity to receive a premium for your ADSs and materially reduce the value of your investment.
Our share capital is designated into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. Mr. Nangeng Zhang, our chairman and chief executive officer, beneficially own 100% of our Class B ordinary shares, representing approximately 65.3% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2021. However, the interests of our chairman and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.
We are a “controlled company” under the Nasdaq Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” within the meaning of the Nasdaq corporate governance standards, as Mr. Nangeng Zhang, our chairman and chief executive officer, holds more than 50% of the aggregate voting power of our total issued and outstanding share capital. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements, including the requirements:

•	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter;

•	addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, investors will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
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
We currently export our products to a number of countries outside of the PRC and derive sales from sales of our products to customers in those countries. We intend to further increase the sales of our current and future products to countries outside of the PRC. In addition, we rely on certain overseas suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as our electronic design automation, a development tool. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.
In recent years, the U.S. government has advocated greater restrictions on trade generally and significant increases on tariffs on goods imported into the United States, particularly from China, and has recently taken steps toward restricting trade in certain goods. On June 15, 2018, the U.S. Trade Representative announced the imposition of an additional duty of 25% on approximately US$50 billion worth of Chinese imports, including those related to China’s “Made in China 2025” industrial policy. This list of products consists of two sets of U.S. tariff lines. The additional duty assessed on the first set, which includes photosensitive semiconductor devices, parts and accessories for measuring semiconductor devices, came into effect on July 6, 2018. These tariffs impact Chinese semiconductor companies that manufacture and export to the United States. The second set, which includes electronic integrated circuits, came into effect on August 23, 2018. On September 21, 2018, the U.S. Trade Representative further announced the imposition of additional duties on approximately US$200 billion worth of Chinese imports. The additional duties came into effect on September 24, 2018. Additionally, we plan to sell our AI products to domestic manufacturers who will then incorporate our AI products into final products such as smart appliances and smart toys. Therefore, while our AI products are not currently subject to these tariffs directly, the products of our customers that incorporate our AI products may be subject to these tariffs. We cannot assure you that future restrictions on trade and tariffs implemented by the United States will not affect our products, which would negatively affect our expansion plans as well as our financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the
COVID-19
outbreak, the PRC National People’s Congress’ passage of Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.
Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.
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
The occurrence of any of the foregoing or other natural or
man-made
disasters could cause damage or disruption to us, our employees, operations, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and could adversely affect our business, financial condition and results of operations or prospects.

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
Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
We face significant challenges with respect to cyber-security and data privacy, including the receipt, processing, storage, and transmission of the data of our customers and others, much of which is confidential. While our principal business activities do not involve large amount of registered users and deal with vast amount of user data, we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers and
E-mail
accounts. As of December 31, 2021, our online discussion forum had far less than one million of registered users.
As such, we are subject to various regulatory requirements relating to cyber-security and data privacy, including, without limitation the PRC Cybersecurity Law. We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our customers and others, which is also essential to maintaining their confidence in our products. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of our websites. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.
In addition, regulatory requirements on cyber-security and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (
《中华人民共和国数据安全法》
), which took effect in September 2021. The PRC Data Security Law provides for a security review procedure for the data activities that may affect national security. Additionally, the Revised Review Measures, which became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators and network platform operators, and provided that critical information infrastructure operators who procure internet products and services and network platform operators engaging in data processing activities that affect or may affect national security shall be subject to a cybersecurity review. The Revised Review Measures further stipulate that if a network platform operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. The exact scope of “critical information infrastructure operators” and “network platform operators” under the Revised Review Measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator or a network platform operator under PRC law. As advised by Commerce & Finance Law Offices, our PRC legal advisor, the Revised Review Measures remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making
process. If we are required to complete such review or approval by any further laws and regulations or authorities, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, among other sanctions, which could materially and adversely affect our business and results of operations.

Preferential tax treatment currently available to us in the PRC could be discontinued or reduced.
The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate, or EIT rate, of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises,” or KSEs, or “software enterprises.” All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently, we have one PRC subsidiary that is recognized as HNTE and is thus eligible for the favorable 15% enterprise income tax rate from 2019 to 2021. In addition, another PRC subsidiary of ours was accredited as a KSE in 2018, and was subject to a preferential EIT rate of 10.0% for that year. This subsidiary subsequently was accredited as a software enterprise and is thus eligible for a preferential EIT rate of 12.5% for 2019 and 2020 and 15% for 2021, respectively. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.
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
Our assembly plant for Bitcoin mining machines located in the PRC with a gross floor area of 7,378 square meters was constructed by our landlord without the approval of housing use planning authorities. As advised by Commerce & Finance Law Offices, our PRC legal adviser, such buildings may be considered to be in violation of relevant zoning laws and the government may order the demolition or relocation of such building.
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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, or after the publication of third-party research reports. For example, a negative research report was published about us by Marcus Aurelius Value on February 20, 2020. Subsequently, on March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that our registration statement on Form
F-1,
initially filed with the Securities and Exchange Commission on October 28, 2019 (File
No. 333-234356),
contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. The deadline for plaintiffs to appeal the dismissal is April 30, 2022.
On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint. As of the date of this annual report, the Court has not ruled on our motion to dismiss.
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
In addition, we may not be able to recover losses relating to our business pursuant to the commercial agreements we enter with our suppliers, partners or third parties. Under these agreements, some suppliers, partners and parties are not liable for any special, incidental, indirect, intangible, or consequential damages arising out of, or in connection with, among other things, the terms of the agreements or performance thereunder. Further, it may be the case that in no event will the aggregate liability pursuant to these agreements hold a party liable for any loss or damage exceeding the fees paid or payable to the party by the Company during a period immediately preceding the incident giving rise to such liability. Notwithstanding the foregoing, the liability of a party may not be limited in respect of direct damages arising from, or in any way related to, the fraud, willful misconduct or gross negligence of the party in question.
We may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.
Our operations may require additional capital or financing from time to time in order to achieve further growth. We had no outstanding borrowings as of December 31, 2021. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many aspects, including:

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
PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our PRC operating subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.
In particular, the PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential
nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.
In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities (
《关于依法从严打击证券违法活动的意见》
) issued on July 6, 2021 called for:

•
tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

•	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

•	extraterritorial application of China’s securities laws.
On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (
《国务院关于境内企业境外发行证券和上市的管理规定
(
征求意见稿
)
》
), which stipulate domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information. In addition, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comment) (
《关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定
(
征求意见稿
)
》
) on April 2, 2022. The CSRC stipulates domestic enterprises, securities companies and securities service institutions shall enhance the legal awareness of guarding state secrets and strengthening archives management, establish and improve the confidentiality and archives work system, take necessary measures to implement the responsibilities of confidentiality and archives management during the activities of overseas issuance and listing of securities by domestic enterprises. Given that the draft provisions were released for public comment only, and their operative provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the draft provisions, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “—Risks Relating to Our Business and Industry—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our PRC subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.
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
The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections.
Our auditors, KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP, are independent registered public accounting firms that issue the audit reports included elsewhere in this annual report. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
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
The HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by our registered public accounting firms that have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
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
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.
On November 5, 2021, the SEC approved the PCAOB’s Rule 6100 (“PCAOB Rule 6100”) related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, the SEC adopted amendments to finalize its interim final rules implementing the HFCA Act, or the Final Rules, which set out details on the determination of regulated issuers, disclosure and documentation requirements and trading prohibitions, among other provisions. Under the Final Rules, the SEC may, on a rolling basis, identify issuers with auditors that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the relevant foreign jurisdiction (“Commission-Identified Issuers”). If a company is identified as a Commission-Identified Issuer for three consecutive years, the SEC may publish an order prohibiting the trading of the issuer’s securities on a U.S. stock exchange and the U.S.
over-the-counter
market. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determinations (the “PCAOB Determinations”) pursuant to PCAOB Rule 6100, that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, because of the positions taken by the authorities in these jurisdictions. PCAOB identified our auditors, KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP,as registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form
20-F,
we may be identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

We will be required to comply with the relevant rules if the SEC identifies us as a Commission-Identified Issuer, including to submit documentation demonstrating that we are not owned or controlled by the PRC government and to prepare additional disclosure in our next annual report with respect to our audit arrangements and the governmental influence we may be subject to.
Any of the above legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time.
The SEC may propose additional rules or guidance that could impact us if our auditors are not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
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
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firms. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
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
Proceedings instituted by the SEC against “big four”
PRC-based
accounting firms, including our independent registered public accounting firms, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
Starting in 2011 “big four”
PRC-based
accounting firms, including our independent registered public accounting firms, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firms. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.
Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four”
PRC-based
accounting firms, including our independent registered public accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
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
If our independent registered public accounting firms were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find other registered public accounting firms to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.
We are a holding company incorporated in Cayman Islands and conduct our operation through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.
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
Pursuant to the Enterprise Income Tax Law of the PRC (
《中华人民共和国企业所得税法》
), or the EIT Law, and EIT implementation rules, our foreign corporate shareholders may be subject to a 10% income tax upon any gains realized from the transfer of their ADSs and dividends distributable to such foreign corporate shareholder, if such income is regarded as income from “sources within the PRC.” According to the EIT implementation rules, whether income generated from transferring equity investments is to be regarded as sources within the PRC or from foreign territory shall depend upon the locations in which the enterprises accepting the equity investment are located. However, it is unclear whether income received by our shareholders will be deemed to be income from sources within the PRC and whether there will be any exemption or reduction in taxation for our foreign corporate shareholders due to the promulgation of the EIT Law. If our foreign corporate shareholders are required to pay PRC income tax on the transfers of the ADSs that they hold or on the gains on the sale of the ADSs by them, the value of our foreign corporate shareholders’ investments in the ADSs may be materially and adversely affected.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC
shareholders.
The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC
enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries outside China. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC
shareholders as well as capital gains recognized by them with respect to the sale of the ADSs may be subject to a PRC withholding tax.
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
Risks Relating to Doing Business in International Markets outside the PRC
We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
As part of our growth strategy, we plan to further expand our sales both inside and outside the PRC. As we continue to grow our business and expand our operations globally, we will continue to sell our products into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. The expansion exposes us to a number of risks, including:

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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. On March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that the our registration statement on Form
F-1,
initially filed with the Securities and Exchange Commission on October 28, 2019 (File
No. 333-234356),
contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. The deadline for plaintiffs to appeal the dismissal is April 30, 2022.
On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint. As of the date of this annual report, the Court has not ruled on our motion to dismiss.
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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special rersolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices after the closing of our initial public offering which may differ from the requirements of the Nasdaq Global Market. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. A substantial portion of current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Fluctuations in the exchange rate between the Renminbi and the U.S. dollars, Hong Kong dollars and Singapore dollars could result in foreign currency exchange losses and could materially reduce the value of your investment.
Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars. Our costs and capital expenditures are largely denominated in Renminbi and foreign currencies, including U.S. dollars, Hong Kong dollars and Singapore dollars. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange and operating gains or losses. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
The value of the Renminbi against the U.S. dollars, Hong Kong dollars, Singapore dollars and other local currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In the long term, Renminbi may further depreciate against U.S. dollars or other foreign currencies, depending on the market supply and demand with reference to a basket of currencies. It is difficult to predict how long this current situation may last and when and how it may change again.
In addition, we are a holding company and we rely on dividends primarily from our PRC operating subsidiaries for our cash needs. Although we have not received any dividend from our operating subsidiaries in the PRC, we may receive such dividends in the future. Any significant revaluation of the Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amount.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible
debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ADSs that are held by non-affiliates
exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.
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
We currently report under the Exchange Act as a
non-U.S.
company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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
As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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
Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw such ordinary shares and become the registered holder of such shares prior to the record date for the general meeting.
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
We have identified two material weaknesses in our internal controls as of December 31, 2021, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from fiscal year 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

In the course of preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting as of December 31, 2021. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to (i) our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) our lack of documented financial closing policies and procedures, specifically those related to the period end expenses cut-off
and accruals.
We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. In addition, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firms may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis, which may have a material adverse effect on our business and operations. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
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
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of the Nasdaq Stock Market Rules; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules.
As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules. However, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual meeting of shareholders be held no later than one year after the end of the issuer’s fiscal year-end.
Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, investors will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
Based upon the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2021, and we do not expect to be a PFIC in 2022 or to become one in the foreseeable future, although there can be no assurance in this regard.
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

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
We are a Cayman Islands holding company. We have conducted our operations principally through our PRC subsidiaries. On January 19, 2013, Mr. Nangeng Zhang, our chairman and chief executive officer, and his team, shipped the world’s first batch of mining machines incorporating ASIC technology to consumers in Bitcoin’s history under the brand name,
Avalon
. Later, in order to continue the developing of mining machines of Avalon brand, which was subsequently renamed
AvalonMiner
brand, Beijing Canaan Creative Information Technology Co., Ltd. was incorporated and was subsequently renamed Hangzhou Canaan Intelligence Information Technology Co., Ltd., or Hangzhou Canaan, in September 2015. Empowered by the academic training and technical expertise of our co-founders,
we have focused on the design of high performance, repeated computing ICs since our inception. As we further developed, Hangzhou Canaan went through a series of capital injections and became a holding company for our PRC operating subsidiaries.
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
On November 21, 2019, we consummated our initial public offering (the “IPO”) on the Nasdaq Global Market, where 10,000,000 American Depositary Shares (“ADSs”) were issued at the price of US$9.00 per ADS for a total gross proceeds of US$90 million. Each ADS represents 15 Class A ordinary shares.
Since our IPO, as part of our efforts to expand our business globally, we have gradually established our subsidiaries in Hong Kong and Singapore.
The principal executive offices of our main operations are located at Room 2101, 21st Floor, Building 1, Yard 1, No. 81 Beiqing Road, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is
+86-010-6097-4080.
Our registered office in the Cayman Islands is located at the offices of Sertus Chambers, Suite
#5-204,
23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman,
KY1-1104,
Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find such information on our website https://investor.canaan-creative.com.

B.	Business Overview
We provide supercomputing solutions through our proprietary high performance computing ASICs. We have strong ASIC chip design capability underpinned by over nine years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house
capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how
in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our PRC operating subsidiaries have delivered commercial edge computing AI chips based on
Risc-V
architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.
Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms. We are now at an initial stage of executing our plan to launch Bitcoin mining business and have not generated any significant revenues from such businesses to date.
We have developed competitive advantages in our business and technological capabilities, including the following:

•	Our expertise in the development, designing and production of Bitcoin mining machines;

•	Our mastery of the whole IC design process;

•	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;

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

•
Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how
and multiple generations of proprietary silicon data through our long-term ASIC design experience;

•	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services; and

•	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production.
Our Business Model
We are a fabless IC designer engaged in the
front-end
and
back-end
of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our PRC operating subsidiaries, independently design and develop our products in-house,
including the design of proprietary ASIC chips for our Bitcoin mining machines.
Front-end
IC design and
back-end
IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end
verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established in-house
production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines primarily at our assembly plant located in the PRC by integrating the ICs produced by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields.

Our Products
Bitcoin Mining Machines
Our technology and expertise in ASIC applications are primarily dedicated to the design, development, production and sales of our proprietary ASIC-based Bitcoin mining machines under the AvalonMiner brand. Set forth below is a summary of the milestones and status of the development of our ASICs developed for Bitcoin mining machines.

ASICS	Status and expected timeline
28nm	• Production end of life

16nm, First Generation	• Production end of life

16nm, Second Generation	• Mass production of final products in 4th quarter 2017

16nm, Third Generation	• Mass production of final products in 2nd quarter 2018

7nm, First Generation	• Mass production of final products in 3rd quarter 2018

16nm, Fourth Generation	• Mass production of final products in 2nd quarter 2019

8nm, First Generation	• Mass production of final products in 1st quarter 2020

14nm, First Generation	• Mass production in 2nd quarter 2020
We, through our operating subsidiaries, offer a single line of Bitcoin mining machines, under the AvalonMiner brand to customers in the United States, Japan, South Korea, Germany, Israel, and other countries across the globe. Our AvalonMiner Bitcoin mining machines feature our proprietary ASICs, and the ASICs are integrated with other components we procured, including a circuit board, PMU boards, a cooling fan, heat sensors, and enclosed with an aluminum casing. We typically introduce new series of Bitcoin mining machines every year incorporating the latest technological development in terms of ASIC design and process technology. We, through our operating subsidiaries, also sell Bitcoin mining machine parts and accessories, mainly battery packs that our customers, especially our overseas customers, purchase along with Bitcoin mining machines.
Set forth below are certain specifications of our selected AvalonMiner products.

Bitcoin Mining Machine	Release Date	ASICs	Number of ASICs in Each Product	Computing Power (GH/s)	Power Consumption (W/GHs)
A841	March 2018	16nm, Second Generation	104	13,000	0.10
A851	July 2018	16nm, Third Generation	104	14,500	0.10
A852	April 2019	16nm, Third Generation	104	15,000	0.10
A921	August 2018	7nm, First Generation	104	20,000	0.09
A911	January 2019	16nm, Third Generation	204	19,500	0.09
A1047	April 2019	16nm, Fourth Generation	240	37,000	0.07
A1066	July 2019	16nm, Fourth Generation	342	50,000	0.07
A1066 pro	September 2019	8nm, First Generation	324	55,000	0.06
A1246	September 2020	Advanced Node beyond 8nm, First Generation	360	90,000	0.04

ASICs for AI Applications
We, through our PRC operating subsidiaries, began to develop ASICs for AI applications since 2016 and completed the tape-out
of our AI chips in June 2018. Our AI chips are miniaturized chips characterized by high-performance and low energy consumption. Each AI chip is designed with an artificial neural-network and high-performance processors, which mainly provides heterogeneous, real-time and off-line
AI applications. In September 2018, we, through our PRC operating subsidiaries, released the first generation of our AI chip, Kendryte K210, and began mass production at our assembly plant located in the PRC in the fourth quarter of 2018. K210 is a SoC that integrates machine vision and machine hearing functions. We, through our PRC operating subsidiaries, have delivered commercial edge computing AI chips based on
Risc-V
architecture and self-developed neural-network accelerator with outstanding performance.
Through the development of various generations of ASICs for Bitcoin mining, we have accumulated significant experience in reducing the size and increasing the power efficiency of the ASICs while achieving high computing power, which is fundamental to designing commercially-successful ASICs for AI applications. Specifically, by using an ultra-low-power
28nm advanced process with dual-core
64-bit
processors for better power efficiency, stability and reliability, K210 is able to achieve low voltage and high power efficiency compared to other systems with the same processing power. Further, K210 is a SoC and provides a “single” chip solution, as compared with competing products that require separate chips to perform. The Kendryte K510 chip is a mid-to-high-end
edge inference chip that is equipped with an upgraded version of the independently developed IP core KPU2.0. Adopting a unique computing data stream and multiplexing method, the K510 is able to improve its computing power, while reducing power consumption. It integrates a next generation image processor that supports 2D/3D noise reduction, WDR (Wide dynamic Range) wide dynamic, fisheye correction and hardware 3A functions. The K510 supports a wide variety of applications at the edge including high-definition video conferencing, high-definition aerial photography, and robotics. As such, our AI chips will involve less set up costs for our customers and are able to avoid potential function loss when any of the chips malfunctions.
Set forth below is a summary of the milestones and status of the development of our AI products.

Product	Status
Kendryte K210—28nm	• Released in September 2018

• Mass production and shipment of final products in 4th quarter 2018

Kendryte K510—28nm	• Released in July 2021

• Mass production and shipment of final products in 4th quarter 2021
Our AI chips empower our clients to provide AI solutions in the field of IoT through its machine vision and machine hearing capabilities. Details of these capabilities are set out below:

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
and speech recognition.

•
3D Vision.
K510 has multiple video input channels and an embedded 3D computing engine. It can also support ToF sensor input to obtain depth information of environment, person, objects for 3D visual computing.

Our AI chips’ capabilities have the potential to be applied in a number of AI solutions in the field of IoT that involve automation, image and voice recognition, motion control and authentication. We, through our PRC operating subsidiaries, currently focus on the following applications:

•
Smart Homes
. Our chips can be applied in smart home appliances and security systems, including cloud IP cameras, electronic door locks featuring facial recognition functions, and household monitoring systems.

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

•
Authentication.
Image and voice recognition can also be used as an authentication method for devices, such as
AI-powered
face unlock for smart door-locks, and commercial transactions, such as smart entrances.

To enhance the robustness of our AI development ecosystem and ultimately to provide better user experiences, we offer comprehensive developer support to facilitate the development of AI applications. In particular, ,we, through our PRC operating subsidiaries, provide schematic diagrams, reference printed circuit board and comprehensive design guidelines for hardware engineers, and we, through our PRC operating subsidiaries, provide software development kits, debugging tools, an integrated development environment and their source codes for software engineers. We, through our PRC operating subsidiaries, have also actively explored collaboration with business partners, including iSoftStone, and have integrated our AI chips in different IoT vertical markets, such as smart lock, smart toy and smart meter.
Sales and Marketing
We, through our operating subsidiaries, conduct the marketing of our Bitcoin mining machines mainly through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website, which is updated periodically. From time to time, we, through our operating subsidiaries, maintain a presence on social media in order to raise awareness of our brand. Our operating subsidiaries have not relied heavily on sales force for advertising and marketing of our Bitcoin mining machines, as most of our customers approach us proactively.
We have assembled a dedicated team of marketing personnel and software engineers to focus on the development and marketing of our AI products. Our AI marketing team is organized around application scenarios, with dedicated team members. To generate interest from our customers, we also actively promote our latest research and development achievements and display our sample products. We are also in the process of working with a number of industry participants in the industries of smart city management systems, smart home devices, lighting solutions, smart apparel, telecommunications, intelligent entertainment devices and intelligent sensors, to further explore their interest in our AI products. In addition, we, through our PRC operating subsidiaries, participate in industry associations, including the Zhejiang Software Industry Association, the Zhejiang Blockchain Technology Application Association, the Chinese Private Technology Entrepreneur Association, the Hangzhou Association of Enterprises with Foreign Investment and the China Communications Industry Association (IoT Application Branch), to acquire customers and discover potential partners.
Our Customer Base
Historically, a substantial portion of our revenues were generated from the sales to customers located in the PRC. Because of the adverse changes in the PRC regulatory environment, we have been actively exploring the international markets outside the PRC and began to generate more sales from customers outside the PRC in 2021. We generated 26.2%, 16.0% and 64.4% of our total revenues generated from sales of Bitcoin mining machines and related parts and from sales to customers outside the PRC, in 2019, 2020 and 2021, respectively.

Bitcoin Mining Machines
We, though our operating subsidiaries, generally sell our Bitcoin mining machines and related products to individual or corporate customers on a first-pay-first-serve
basis, though we prioritize certain customers that we believe have stronger potential for a longer-term relationship. Our operating subsidiaries generally do not enter into long-term agreements with our mining machine customers. Sales are typically made on one-off
sales contract or purchase order bases. All of our mining machines are distributed through direct sales. Nevertheless, our operating subsidiaries do not restrict resales of our mining machine products by our customers. Except for situations where our Bitcoin mining products have major defects upon delivery, our customers cannot return or exchange their purchases for upgrades, even in the event that their old Bitcoin mining products may no longer be economical for Bitcoin mining purpose.
Historically, a significant portion of our Bitcoin mining machines were sold to customers located in the PRC. To hedge against the adverse changes of the regulatory environment in the PRC, we have been actively exploring the international markets outside the PRC and the revenue contribution from customers outside the PRC, such as customers in the United States, Central Asia and Europe, accounted for 64.4% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2021.
AI Applications
Our AI applications are primarily sold to companies in the IoT industry, including, among others, those engaged in intelligent Internet of Things (“IoT”) solutions, smart appliances and instruments, intelligent medical solutions, logistic solutions,
AI-powered
educational solutions, robotics and toys. We plan to increase our sales and marketing efforts to cover major customer groups in the IoT field. While our current distribution method is to sell our AI ASICs directly to AI product developers, we plan to also sell our products through distributors in the future.
K210 has received strong interest from the
Risc-V
developer community. Our AI revenue was RMB2.6 million, RMB4.9 million and RMB17.0 million for the years ended December 31, 2019, 2020 and 2021, respectively, and we, through our PRC operating subsidiaries, have initiated cooperation with about 89 AI algorithm companies to develop holistic AI solutions for end consumers.
We plan to promote K510 to the market in 2022.
Research and Development
We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by Mr. Nangeng Zhang, our chairman and chief executive officer. Mr. Zhang and his team invested one of the first cryptocurrency mining machines incorporating ASIC technology.
To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 69 team members, which is responsible for chip design and optimization and (ii) an AI products group consisting of 102 team members, which are responsible for the design of our Kendryte series including algorithm optimization and end application, both as of December 31, 2021.
As of December 31, 2021, our research and development team is comprised of 171 members, representing approximately 49% of our total employees. Our research and development team includes 79 members with a master’s degree or above. In addition, Mr. Zhang, as our chairman and chief executive officer, leads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.
We believe we are one of the few companies in the world to possess advanced technological know-how
for ASIC design, including algorithm development and optimization, standard cell design and optimization, low voltage and high power efficiency operations, design of high performance system and heat dissipation technology. We, through our PRC operating subsidiaries, have delivered commercial edge computing AI chips based on
Risc-V
architecture and self-developed neural-network accelerator with outstanding performance for commercial adoption. We, through our PRC operating subsidiaries, are devoted to in-house
research and development of core advanced technologies, such as energy-efficient computing. As it requires a substantial amount of time and production engineering experience to integrate the results of research and development and master the core technologies in the ASICs field, we have created high barriers to entry against our competitors.

Research and Development Achievements
Our research and development efforts have yielded significant results that enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents while the rest are part of our proprietary trade secrets. As of December 31, 2021, we, through our PRC subsidiaries, have registered a total of 153 patents in the PRC, including 31 inventions, 93 utility model patents and 29 exterior design patents. We have also, through our PRC subsidiaries, registered 105 software copyrights and 70 IC layout-design rights in the PRC, as of December 31, 2021. In particular, we have been focusing on designing ASICs utilizing the most advanced process technologies available and achieved the following technological breakthroughs:

•	mass production of 28 nm ASICs in 2015, which positioned us among the leading global players using the then most advanced process technology in the world;

•	mass production of the first generation of 16nm ASICs in 2016, which made us among the first-movers in the world to use this advanced process technology on blockchain-related ASICs;

•	mass production of the second generation of 16nm ASICs in 2017;

•	mass production of the third generation of 16nm ASICs in 2018;

•	mass production of the fourth generation of 16nm ASICs in 2019;

•	release and mass production of the first generation of ASICS for AI application in 2018;

•	7nm ASICs design tape-out in April 2018 and mass production in August 2018;

•	8nm ASIC design tape-out in June 2019 and mass production in first quarter of 2020; and

•	14nm ASIC design tape-out in November 2019 and mass production in second quarter 2020.
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
Production
Our Fabless Model
We do not directly manufacture ICs used for our products. Instead, we utilize what is known as a fabless model, whereby we, through our operating subsidiaries, cooperate with world-class production partners for all phases of the manufacturing process of our ICs, including wafer fabrication and packaging and testing. Under the fabless model, we are able to leverage the expertise of industry leaders that are certified by the ISO in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, the fabless model allows us to avoid many of the significant costs and risks associated with owning and operating various fabrication and packaging and testing facilities. Our fabrication partners are responsible for procurement of the majority of the raw materials used in the production of our ICs. As a result, we can focus our resources on research and development, product design and additional quality assurances.

We, through our operating subsidiaries, partner with leading global production partners. Considering the chip capacity shortage and supply chain restrictions that the semiconductor market has encountered, our operating subsidiaries maintain our cooperation with more than one production partners and suppliers in order to diversify our supply base and reduce supplier centralization risk. Our research and development team has been working to improve our chip designs to be compatible with chip node of different sizes and different manufacturing environments.
IC Fabrication
We, mainly through our operating subsidiaries, partner with three leading third-party foundry partners for IC fabrication. We generally enter into a three-year framework agreement with such third-party foundry partners to ascertain their production resource that can be allocated to us before we place an order according to our business need. Once an order is placed and accepted, we are required to prepay 50% of the purchase price in order to secure production capacity. The wafers are delivered in an average of approximately four months from the time when an order is placed.
Packaging and Testing
We, through our operating subsidiaries, work with leading packaging and testing partners. According to our agreements, we provide rolling forecasts and firm orders for our packaging and testing partners to purchase necessary materials. Our operating subsidiaries typically settle with our packaging and testing partners on a monthly basis and are required to pay them within 30 days upon receipt of invoices.
Assembly Plant
We have
in-house
capabilities to produce our products at our assembly plant located in the PRC with a total gross floor area of 7,378 square meters. Subject to the amount of ICs obtained from our production partners, we have the flexibility to adjust the production capacity of our Bitcoin mining machines. For example, we can adjust the assembly worker’s shifts in response to the purchase orders we receive.
Quality Control
We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our Bitcoin mining machines meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing service providers to apply their stringent quality control standards. In particular, our PRC operating subsidiaries have attained the CE certification and U.S. Federal Communication Commission certification for some of our AvalonMiner products.
We, through our PRC operating subsidiaries, have implemented various quality-control checks into our production process and the IC fabrication process by our production partners. In addition, we, through our PRC operating subsidiaries, provide timely and effective after-sales services and support to our users.
We, through our PRC operating subsidiaries, devote significant resources to quality control of our products with a dedicated team located in Beijing.
Warranty and After Sales Services
We, through our operating subsidiaries, provide warranties of 360 days, which we believe is in line with prevailing industry practice. Our warranties cover regular maintenance services and parts and labor for repairs. The components used in our products are typically covered by warranties provided by the respective suppliers.
We, through our operating subsidiaries, have devised a standard operating procedure for customer service. We, through our operating subsidiaries, collect and record customer feedback and complaints from different channels and make timely responses in order to achieve customer satisfaction.
We, through our PRC operating subsidiaries, accept exchanges of our Bitcoin mining machines only for major defects. None of our operating subsidiaries has received any requests for exchange which, individually or in aggregate, has had a material adverse effect on our business and financial condition. In addition, as of the date of this annual report, none of our operating subsidiaries has experienced any product recall that adversely impacted our reputation, business operations or financial condition.

Competition
Cryptocurrency mining machines comprise the overwhelming majority of blockchain hardware. The global Bitcoin mining machine market is relatively concentrated with a few large players. Most of the leading players are based in the PRC.
Our competitors include many well-known domestic and international players. We expect that competition in the Bitcoin mining industry will continue to be intense as we compete not only with existing players that have been focused on Bitcoin mining, but also new entrants that include well-established players in the semiconductor industry, and players who were not predisposed to this industry in the past. As more people invest in Bitcoin and cryptocurrencies, more semiconductor industry players are trying to design chips for Bitcoin mining. With our years of experience designing and producing ASIC chips and mining machines, we have built up competitive strengths that have enabled us to navigate the volatility of the Bitcoin prices and demand. In the IC industry for AI products, we expect to face competition from existing and new players that are more established than us. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.
Intellectual Property
We consider our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how,
proprietary technologies and similar intellectual property critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete
agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2021, we, through our operating subsidiaries, had registered 301 trademarks, including 64 in the PRC, 56 in Hong Kong, 16 in Taiwan, 20 in Japan, 17 in Republic of Korea, 13 in the United States, 20 in Russia, 32 in Central Asia, 17 in the Kingdom of Norway, 21 in European Union and 25 in Republic of Singapore.
As of December 31, 2021, we, through our PRC subsidiaries, have registered a total of 153 patents in the PRC, including 31 inventions, 93 utility model patents and 29 exterior design patents. We have also, through our PRC subsidiaries, registered 105 software copyrights and 70 IC layout-design rights in the PRC, as of December 31, 2021.
Proprietary
know-how
that is not patentable and proprietary technologies and processes for which patents, IC layout design rights and copyrights are difficult to enforce are also of significant importance to our operations. We rely on trade secret protection and confidentiality agreements to safeguard our interests in this respect. Certain elements in our operations are not covered by patents, IC layout design rights or copyrights. Our operating subsidiaries have taken security measures to protect these elements.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps our operating subsidiaries have taken will prevent misappropriation of our technology.
From time to time, we, through our operating subsidiaries, may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
We, through our operating subsidiaries, have in the past entered, and may in the future continue to, enter into IP licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in the development of our products.
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
Insurance
Our operating subsidiaries do not maintain business liability or interruption insurance, which, based on publicly available information available to us relating to IC design companies based in the PRC, is in line with customary industry practice in the PRC. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations.
Employees
As of December 31, 2021, we and our operating subsidiaries employed a total of 346 employees that are classified as follows:

Function	Number of Employees	Percentage of Total Number of Employees
Management	63	18.2%
Sales and marketing	23	6.6%
Research and development	171	49.4%
Others	89	25.8%
Total	346	100.0%
We operate in a highly competitive and fast-growing industry in which recruiting and retaining talent is crucial to our continued growth and profitability. We compensate our employees based on historical contributions, potential for further contributions, as well as the market rate for qualified talent. We are committed to attracting and retaining top talent in the industry, and our emolument policy reflects that commitment. We offer various incentives to our employees including performance-based bonuses and share-based compensation. We also provide accidental insurance for the benefit of our employees. Pursuant to local regulations in each of the regions where we operate, we make contributions to various employee benefit plans. Employee benefits covered by these arrangements include employee benefits required by PRC laws and regulations as well as incentives for increasing production quantity, accommodations, meals and travel allowances. We believe that maintaining a stable and motivated workforce is critical to the success of our business. As a fast-growing company, we believe we are able to provide our employees with ample career development choices and advancement opportunities. We, through our operation subsidiaries, organize and launch various training programs on a regular basis for our employees. We believe that the current emolument policy has contributed to our ability to attract, incentivize and retain talents in such a competitive and fast-growing industry.
Properties
Our PRC operating subsidiaries lease all our properties in China in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2021, we and our operating subsidiaries occupied a total of 9 properties with an aggregate gross floor area of approximately 14,500 square meters.
Environmental Matters
Our PRC operating subsidiaries are subject to PRC environmental laws and regulations including the Environmental Protection Law of the PRC. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all material applicable requirements under PRC environmental laws and regulations. Due to the nature of our operations, the waste we produce is not hazardous and has minimal impact on the environment.
The operations of our operating subsidiaries are subject to regulation and periodic monitoring by local environmental authorities. If we fail to comply with present or future laws and regulations, we could be subject to fines, suspension of production or cessation of operations.
Legal Proceedings
On March 4, 2020, a putative class action was filed in the United States District Court of Oregon against us, certain of our officers and directors and the underwriters in our IPO. The complaint alleges that our registration statement on Form
F-1,
initially filed with the Securities and Exchange Commission on October 28, 2019 (File
No. 333-234356),
contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. The deadline for plaintiffs to appeal the dismissal is April 30, 2022.

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale
orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale
orders were locked in at lower prices than the
re-bounding
Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint. As of the date of this annual report, the Court has not ruled on our motion to dismiss.
Other than the above, we and our subsidiaries are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business, financial conditions or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.
Regulations in the PRC
This section summarizes the principal current PRC laws and regulations relevant to the business and operations of our PRC operating subsidiaries.
This section sets forth a summary of the applicable PRC laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operations and business of our PRC operating subsidiaries. This summary does not purport to be a complete description of all the laws and regulations, which apply to the business and operations of our PRC operating subsidiaries. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.
PRC Policies and Regulations relating to the IC Industries
Investments in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) (
《鼓励外商投资产业目录
(2020
修订
)
》
), or the Foreign Investment Catalog, which was jointly promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the NDRC, on December 27, 2020 and became effective on January 27, 2021. The Foreign Investment Catalog contains specific provisions guiding market access of foreign capital, stipulating in detail different areas of entry, which include encouraged foreign-invested industries. Our business falls within the category of encouraged foreign-invested industries, according to catalogs 321, 322, 326, 327, 330 and 331 of encouraged foreign invested industries listed in the Foreign Investment Catalog.
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

As demonstrated by the Circular of the Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Education, the Ministry of Finance, the Ministry of Human Resources and Social Security, the Ministry of Commerce, the State Taxation Administration, the State Administration for Market Regulation, the National Bureau of Statistics, the Chinese Academy of Engineering, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the China National Intellectual Property Administration on Issuing the Special Action Plan for Enhancing Design Capacity in the Manufacturing Industry (2019-2022) (
《工业和信息化部、国家发展和改革委员会、教育部、财政部、人力资源和社会保障部、商务部、国家税务总局、国家市场监督管理总局、国家统计局、中国工程院、中国银行保险监督管理委员会、中国证券监督管理委员会、国家知识产权局关于印发制造业设计能力提升专项行动计划（
2019
－
2022
年）的通知》
) issued on October 11, 2019, the integrated circuit design industry will be vigorously developed in the recent years as realizing the design upgrading of traditional advantageous industries.
Pursuant to the Circular of the State Council on Issuing Several Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry in the New Era (
《国务院关于印发新时期促进集成电路产业和软件产业高质量发展若干政策的通知》
) issued on July 27, 2020, the integrated circuit industry and software industry are considered as the core of information industry. The integrated circuit industry has received strong support from eight aspects such as finance and taxation, investment and financing, research and development, import and export, intellectual property rights and market application, etc.

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
According to the Circular on Regulating Virtual Currency “Mining” Activities (
《关于整治虚拟货币“挖矿”活动的通知》
) jointly promulgated by the National Development and Reform Commission of the PRC, the Publicity Department of the CPC Central Committee, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Administration of Taxation, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration on September 3, 2021, the PRC government classifies the virtual currency mining activities as the eliminated industry.
According to the Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks (
《关于进一步防范和处置虚拟货币交易炒作风险的通知》
) jointly promulgated by the People’s Bank of China, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the PRC Banking and Insurance Regulatory Commission, CSRC and the State Administration of Foreign Exchange on September 15, 2021, virtual currency- related business activities, such as exchange between legal tender currencies and virtual currencies, exchange between virtual currencies, trading virtual currencies as central counterparty, providing information intermediary and pricing services for virtual currency trading, token issuance and financing, and virtual currency derivatives trading are illegal financial activities and are strictly prohibited and resolutely banned. Virtual currency- related business activities of an overseas virtual currency exchange which provides services to PRC residents via the Internet are illegal financial activities.
On March 12, 2022, the National Development and Reform Commission of the PRC published the Market Access Negative List (2022 Edition) (
《市场准入负面清单
(2022
年版
)
》
), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring (
《产业结构调整指导目录》
). According to the List, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.
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
Patent
Pursuant to the Patent Law of the PRC (
《中华人民共和国专利法》
), promulgated on March 12, 1984 with the last amendment effective from June 1, 2021, and the Detailed Implementing Rules of the Patent Law of the PRC (
《中华人民共和国专利法实施细则》
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
《中华人民共和国安全生产法》
) promulgated on June 29, 2002, with the latest amended version effective from September 1, 2021, is the principal law governing the supervision and administration of production safety in the PRC. Entities engaged in production and business activities within the territory of the PRC shall abide by the relevant legal requirements such as providing its staff with training on production safety and providing safe working environment in compliance with relevant laws and regulations. Any entities unable to provide the required safe working environment may not engage in production activities. Any failure to comply with the aforesaid provisions or to rectify noncompliance within a time limit may subject the relevant entities to fines and penalties, suspension of operations, ceasing of operations, or even criminal liability in severe situations.
PRC Laws and Regulations relating to Taxation
Enterprise Income Tax
According to the EIT Law, which was promulgated by the National People’s Congress on March 16, 2007 with the latest amended version effective from December 29, 2018, and its implementing rules, a unified EIT rate of 25% is applied equally to both domestic enterprises and foreign invested enterprises, excluding non-resident
enterprises. The EIT rate could be reduced to 15% for High-tech enterprises in need of special support from the PRC government.
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
), which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.
PRC Laws and Regulations relating to Dividend Distribution
Under the Foreign Investment Law of the People’s Republic of China (
《中华人民共和国外商投资法》
), which was promulgated by the National People’s Congress of the PRC on March 15, 2019 and became effective on January 1, 2020, the organization form and structure and operating rules of foreign-funded enterprises are subject to the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other applicable laws. According to the Company Law of the People’s Republic of China, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.
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
Non-resident
Taxpayers (
《国家税务总局关于发布
<
非居民纳税人享受协定待遇管理办法
>
的公告》
), which was promulgated on October 14, 2019, Entitlement to treaty benefits for non-resident
taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference,” and non-resident
taxpayers shall retain relevant information proving the status of “beneficial owner” in the case of entitlement to dividends clauses.
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
), or SAFE Circular 13, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, with its last amendment on December 30, 2019, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment will be directly reviewed and handled by banks in accordance with SAFE Circular 13, and SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.
SAFE Circular 7
Pursuant to the Circular of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies (
《国家外汇管理局关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》
), all individuals who participate in the same equity incentive program of an overseas listed company shall, through their domestic company, collectively entrust one domestic agency to solely handle the relevant matters for them including registration of foreign exchange, opening of the account and transfer and conversion of funds, and one overseas agency shall solely handle such matters including individuals’ exercise of rights, the purchase and sale of relevant stocks or equities and transfer of relevant funds.
Regulations in the United States
The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.
We are not aware of any law that currently makes it
per se
illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies continues to evolve.
The United States Commodity Futures Trading Commission, or CFTC, has taken the position that crypto currencies, such as Bitcoin, are “commodities” covered by the Commodity Exchange Act and subject to regulation by the CFTC. In March 2018, a United States federal court affirmed the CFTC’s authority to regulate cryptocurrencies. This means that the CFTC has jurisdiction over any futures, options or derivatives contracts involving cryptocurrencies as well as any fraud or manipulation involving cryptocurrencies in the spot market. Our Bitcoin mining machines are not intended to be used either for any futures, options or derivatives trading or to enable fraud or manipulation. However, to the extent that any mining activity using our products were to be deemed a form of fraud or manipulation, or our products were otherwise used for fraud or manipulation, we could potentially be subject to regulatory or private actions related to those uses.

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, it is likely that the SEC will view almost all other cryptocurrencies other than Bitcoin and Ether that can be mined to be “securities,” based on their status as “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under
 SEC v. W. J. Howey Co.
 (the “
Howey
 test”) to cryptocurrencies. It is similarly likely that these other cryptocurrencies will be treated as securities under the laws of the individual states.
The status of additional cryptocurrencies as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency that can be mined using our Bitcoin mining machines is deemed a security, miners may be required to cease mining that cryptocurrency, which would negatively affect our business. In addition, if our company were viewed as facilitating an illegal distribution of a cryptocurrency, our company could be subject to liability associated with its product sales. Further, even if a cryptocurrency that is considered to be a security is legally distributed under the US securities laws, the miners of that cryptocurrency could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also subject us to liability. Any of these developments could limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”
Further, the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, regulates “money transmitters,” including certain administrators and exchangers of cryptocurrencies, and state laws also regulate money transmission; more generally, cryptocurrency transactions may implicate a variety of federal and state laws designed to counter money laundering. In that regard, it should be noted that U.S. Secretary of the Treasury Steven Mnuchin has indicated that federal regulators are specifically looking for potential money laundering activities involving cryptocurrency.

C.	Organizational Structure
We are a holding company incorporated in Cayman Islands and do not have substantive operations. Like many large scale, multinational companies with businesses around the world, we conduct our business through a number of subsidiaries across the world, as we expand through organic growth and/or acquisitions and consolidations of new businesses.
The following is a list of our principal subsidiaries as of the date of this annual report on Form
20-F,
and their respective date of incorporation, jurisdictions of incorporation, principal activities and the ownership interest we hold:

Name of principal subsidiaries	Place of incorporation	Equity interest held	Principal activities
Canaan Creative (HK) Holdings Limited	Hong Kong Special Administrative Region	100%	Research and development of ICs

Hangzhou Canaan Intelligence Information Technology Co., Ltd.	Hangzhou, China	100%	Research and development of ICs

Canaan Creative Co., Ltd.	Beijing, China	100%	Research and development of ICs

Langfang Creative Technology Co., Ltd.	Langfang, China	100%	Assembly of mining equipments and spare parts

Canaan Convey Co., Ltd.	Beijing, China	100%	International distribution of mining equipments and spare parts

Zhejiang Avalon Technology Co., Ltd.	Hangzhou, China	100%	Distribution of mining equipments and spare parts

Canaan Bright Sight Co., Ltd.	Beijing, China	100%	International distribution of AI products

Canaan Creative (SH) Co., Ltd.	Shanghai, China	100%	Research and development of ICs

Canaan Creative International PTE. Ltd.	Singapore	100%	International distribution of mining equipments and spare parts

The following diagram illustrates our corporate structure, including our principal subsidiaries described above, as of the date of this annual report on Form 20-F:

D.	Property, Plants and Equipment
Please refer to “B. Business Overview—Properties” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
We received a comment letter from the staff of the SEC’s Division of Corporation Finance on September 21, 2021, November 5, 2021, December 9, 2021 and April 5, 2022 with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 21, 2021 (the “2020 Annual Report”), requesting us to provide certain disclosures relating to, among others, our consolidated financial statements, our principal accounting policies, our corporate structure, risks associated with our corporate structure and with having operations in China, risk associated with the delisting of our securities under the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act, permission that we are required to obtain from PRC authorities to operate and issue securities to foreign investors, cash and asset transfer within our organization and dividends and distributions made by us, and regulatory development in China.
We filed responses on October 22, 2021, November 19, 2021, December 22, 2021 and April 29, 2022. We also filed an amendment to the 2020 Annual Report on December 22, 2021 with certain exhibits via EDGAR to the SEC for review. We are awaiting the SEC’s response. As of the date of this annual report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our 2020 Annual Report has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

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
Overview
We provide supercomputing solutions through our proprietary high performance computing ASICs. We have strong ASIC chip design capability underpinned by over nine years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house
capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how
in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our PRC operating subsidiaries have delivered commercial edge computing AI chips based on
Risc-V
architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.
Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms. We are now at an initial stage of executing our plan to launch Bitcoin mining business and have not generated any significant revenues from such businesses to date.
We have developed competitive advantages in our business and technological capabilities, including the following:

•	Our expertise in the development, designing and production of Bitcoin mining machines;

•	Our mastery of the whole IC design process;

•	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;

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

•
Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how
and multiple generations of proprietary silicon data through our long-term ASIC design experience;

•	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services; and

•	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production.
Our Business Model
We are a fabless IC designer engaged in the
front-end
and
back-end
of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our PRC operating subsidiaries, independently design and develop our products in-house,
including the design of proprietary ASIC chips for our Bitcoin mining machines.
Front-end
IC design and
back-end
IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end
verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established in-house
production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines primarily at our assembly plant located in the PRC by integrating the ICs produced by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields.
Key Factors Affecting Our Results of Operations
Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

•	expected economic returns on Bitcoin mining activities, in particular, fluctuation of the Bitcoin price;

•	acceptance and development of blockchain technology applications, especially Bitcoin;

•	development of AI technology, especially edge computing;

•	the performance and cost of our products;

•	production capacity;

•	investment in research and development

•	impact of COVID-19 pandemic; and

•	the regulatory environment.
Expected economic returns on Bitcoin mining activities, in particular, the fluctuations of Bitcoin price
Our revenues are primarily derived from the sales of Bitcoin mining machines and related parts, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. Bitcoin miners’ purchasing behavior are primarily driven by the expected economic returns of Bitcoin mining. An increase in the Bitcoin price is a significant factor that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. Bitcoin price fluctuated significantly in the past few years and resulted in corresponding fluctuations of our sale of Bitcoin mining machines. We expect our results of operations to continue to be affected by the fluctuations of Bitcoin price, as a significant portion of our revenue is expected to come from the sales of Bitcoin mining machines and related parts. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition.
In addition to the volatility of Bitcoin price, various other factors, mostly beyond our control, could impact the expected economic returns of Bitcoin mining as well, including, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, and a variety of special economic, geopolitical and regulatory factors.
Additionally, fluctuations in Bitcoin price may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machine, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, in 2019 and 2020, as a result of the significant drop in the Bitcoin price, we recorded inventories write-down and accrual for loss on prepayment of RMB729.0 million and RMB44.9 million, respectively, which in turn had a significant negative impact on our profitability. We do not record any inventories write-down and accrual for loss on prepayment for such reason in 2021. However, if the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above its carrying value, our gross profit may also be inflated by such write-down.
Furthermore, Bitcoin price drop in the past also led to our offering of credit sales to certain customers, instead of full prepayment before delivery of products. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. In 2019 and 2020, we recognized such price concessions of RMB22.4 million and RMB11.5 million, respectively. We did not provide price concession in 2021.
Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin
Our current blockchain application is designed for Bitcoin mining. Our revenues derived from sales of Bitcoin mining machines and related parts were RMB1,390.3 million in 2019, RMB422.6 million in 2020 and RMB4,939.9 million (US$775.2 million) in 2021. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.

Development of AI Technology, Especially Edge Computing
In addition to our Bitcoin mining machines, we have also developed ASICs for AI applications and have continued to make investments in the edge computing area. Revenues derived from the sale of our AI products was RMB2.6 million in 2019, RMB4.9 million in 2020 and RMB17.0 million (US$2.7 million) in 2021. The development of AI technology, especially as it relates to edge computing, and the acceptance of ASICs for AI applications is crucial to our future success in diversifying our product offering.
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
Production Capacity
As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. For example, we currently mainly rely on one third-party foundry for our Bitcoin mining machine business, and we cannot guarantee that it will be able to meet our manufacturing requirements or capacity or that it will not raise its prices. In addition, our final test yield is a function of both product design, which is developed by us, and process technology of our third-party foundry partners. If any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Failure at
tape-out
or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.” As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected.
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
Impact of
COVID-19
Pandemic
The
COVID-19
pandemic has had, and, together with any subsequent outbreaks driven by new variants of
COVID-19,
may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the
COVID-19
pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the
COVID-19
pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us.

In 2020, our operations were significantly affected by the
COVID-19
pandemic. The revenue contribution from our Bitcoin mining machine business decreased in the first few months of 2020 compared to the prior period, partly due to the outbreak of
COVID-19,
which significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines.
Our Bitcoin mining machine business has been gradually recovering in 2021, underpinned by higher average selling price and more customer orders, following the effective control of the outbreaks in the PRC, the resumption of business activities and the gradual recovery of the general economy in China and other countries. However, there have been significant resurgence of
COVID-19
cases from time to time, including the
COVID-19
Delta and Omicron variant cases, in China and other countries. And, we may experience disruptions to our business operations resulting from supply interruptions, quarantines, self-isolations, or other movement and restrictions on the ability of our employees or our counterparties to perform their jobs. For example, in March 2022, the
COVID-19
resurgence, together with the resulting travel restrictions and quarantine measures, caused disruptions in the operations of our assembly plant in the PRC, which resulted in delays in the shipment of products to certain of our customers. The future impact of the
COVID-19
pandemic is still highly uncertain and there is no assurance that the
COVID-19
pandemic or any other pandemic, or other unfavorable global economic, business or political conditions, will not materially and adversely affect our business, prospects, financial condition, and operating results.
Regulatory Environment
Historically, a significant portion of our Bitcoin mining machines were sold to customers located in China. Because of the adverse changes in the regulatory environment in the PRC, we have been actively exploring the international markets outside the PRC and our revenues generated from sales to customers outside China, such as customers in the United States, Central Asia and Europe, represented 64.4% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2021. As such, we need to ensure that we are compliant with the existing and future laws and regulations relating to our business in the various jurisdictions that are material to our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”
If a government in any jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin and the demand for our mining machines as well as the future development of other cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.
Key Components of Results of Operations
Revenue
We derive our revenue primarily from sales of Bitcoin mining machines.
The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentage)
Products revenue	1,392.9	97.9	427.5	95.5	4,956.9	777.9	99.4
Bitcoin mining machines (1)	1,390.3	97.7	422.6	94.4	4,939.9	775.2	99.1
AI products	2.6	0.2	4.9	1.1	17.0	2.7	0.3
Mining revenue	—	—	—	—	21.7	3.4	0.4
Leases revenue (2)	24.5	1.7	19.0	4.2	7.6	1.2	0.2
Service revenue	2.7	0.2	0.3	0.1	0.2	0.0	0.0
Other revenues	2.5	0.2	0.9	0.2	0.3	0.0	0.0

Total	1,422.6	100.0	447.7	100.0	4,986.7	782.5	100.0

Notes:

(1)	Substantially all of our bitcoin mining machines products revenue is attributable to sales of Bitcoin mining machines, with the remainder consisting of Bitcoin mining machine parts and accessories.
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

Our revenue is primary affected by the number of Bitcoin mining machines sold and their average selling price. The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines. The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in 2018 and the first quarter of 2019 significantly reduced the average selling price of Bitcoin mining machines in the same periods. This is typically the case of our A9 series products which were released after the Bitcoin price drop and, despite its much stronger computing power, had a lower average selling price as compared with our A7 and A8 series products. The following table sets forth the total computing power sold and average selling prices of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year ended December 31,
	2019			2020			2021
	Revenue	Total Computing Power Sold	ASP per Thash	Revenue	Total Computing Power Sold	ASP per Thash	Revenue	Total Computing Power Sold	ASP per Thash
	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB
A8 series (1)	328.7	4,025,762	82	6.2	699,292	9	—	—	—
A9 series (2)	182.7	1,645,421	111	1.7	47,536	35	—	—	—
A10 series (3)	865.0	4,856,618	178	350.8	5,477,423	64	1.0	102,259	10
A11 series (4)	—	—	—	40.7	297,170	137	2.8	85,083	33
A12 series (5)	—	—	—	14.2	79,307	178	4,913.7	22,154,791	222

Total	1,376.4	10,527,801	131	413.5	6,600,729	63	4,917.5	22,342,133	220

Notes:

(1)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(2)	Mainly includes our A921 and A911 Bitcoin mining machines.
(3)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(4)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(5)	Mainly includes our A1246 Bitcoin mining machines.
Moreover, the average selling price of our Bitcoin mining machines in terms of computing power decreased as a result of the overall technology advancement that led to a lower unit cost of production.
Cost of revenues
Our cost of revenues consists of product costs, including costs of raw materials, costs of contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation, warehousing costs as well as slow-moving and obsolete inventory write-down and accrual for loss on prepayment and tax surcharges. The following table sets forth a breakdown of our cost of revenues, expressed as an absolute amount and as a percentage of our total cost of revenue, for the years indicated.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Cost of revenues excluding the impact of write-down	1,799.1	92.8	1,159.6	282.9	2,170.5	340.6	101.6
Inventory write-down and accrual for loss on prepayment	729.0	37.6	44.9	11.0	50.7	8.0	2.4
Transfer of inventory write-down and accrual for loss on prepayment to cost of revenues	(589.5)	(30.4)	(794.6)	(193.9)	(85.2)	(13.4)	(4.0)

Total cost of revenues	1,938.6	100.0	409.9	100.0	2,136.0	335.2	100.0

Historically, the relative weight of the components of our cost of revenues remained relatively stable without taking into consideration the inventory write-down and accrual for loss on prepayment. As we employ a fabless model, costs of contract manufacturing and raw materials is the largest component of our cost of revenues. Going forward, as we continue our fabless model, we do not expect any major changes to the relative weight of the components of our cost of revenues without taking into consideration the inventory write-down and accrual for loss on prepayment.
We make inventory write-down and accrual for loss on prepayment when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price and changes of market demands. Due to the Bitcoin price drop from the fourth quarter of 2019, we recorded an inventory write-down and accrual for loss on prepayment of RMB729.0 million. As the Bitcoin price fluctuated in the first three quarters of 2020, we recorded an inventory write-down and accrual for loss on prepayment of RMB44.9 million. In 2021, we recorded write-down for the potentially obsolete, slow-moving inventory of RMB50.7 million (US$8.0 million) due to changes to market demand. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The following table sets out the sales cost and average selling cost of our Bitcoin mining machines expressed in terms of computing power:

	Year ended December 31,
	2019			2020			2021
	Selling Cost (1)	Total Computing Power Sold	Selling Cost per Thash	Selling Cost (1)	Total Computing Power Sold	Selling Cost per Thash	Selling Cost (1)	Total Computing Power Sold	Selling Cost per Thash
	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB	RMB in millions	Thash/s	RMB
A8 series (2)	689.1	4,025,762	171	119.6	699,292	171	—	—	—
A9 series (3)	370.4	1,645,421	225	10.7	47,536	225	—	—	—
A10 series (4)	672.4	4,856,618	138	838.1	5,477,423	153	15.6	102,259	153
A11 series (5)	—	—	—	47.1	297,170	158	10.1	85,083	118
A12 series (6)	—	—	—	8.4	79,307	106	1,956.2	22,154,791	88
Total	1,731.9	10,527,801	165	1,023.9	6,600,729	155	1,981.9	22,342,133	89

Notes:

(1)
Without taking into consideration the inventory write-down and accrual for loss on prepayment of RMB729.0 million, RMB44.9 million and RMB50.7 million (US$8.0 million) in 2019, 2020 and 2021, respectively, as well as a Transfer of inventory write-down and accrual for loss on prepayment of RMB589.5 million, RMB794.6 million and RMB85.2 million (US$13.4 million), respectively, for the same periods.

(2)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(3)	Mainly includes our A921 and A911 Bitcoin mining machines.
(4)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(5)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(6)	Mainly includes our A1246 Bitcoin mining machines.
In general, we tend to incur higher production costs per Thash for our Bitcoin mining machines using newly implemented process technologies early in their life cycle due to the initial set up costs. We were also able to optimize our design as a same generation of processing technology matures, which can lead to a lower per Thash cost for newer products. The number of ASICs installed in each unit of our Bitcoin mining machines also affects the per unit production costs for our Bitcoin mining machines. The cost of other parts and accessories can also affect our production costs. As a result, (i) our A10 series products that employ improved design for 16nm processing technology and a larger number of ASICs have lower per Thash production costs due to the advancement of production technology, as compared with our A9 series products, (ii) our A11 series products that employ 14nm and 8nm processing technology have lower per Thash production costs; and (iii) our A12 series products that employ advanced node beyond 8nm processing technology exhibit a further decrease in per Thash production costs because of improved chip quality and stable yield rate.

Gross profit (loss) and gross profit margin
Our gross profit and gross profit margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. Because of the continued effect of the decrease of the Bitcoin price in the second half of 2018 and the subsequent decrease of Bitcoin price in the second half of 2019, we experienced a decrease in demand which led to an inventory write-down and accrual for loss on prepayment of RMB729.0 million in 2019. This led to our gross loss in 2019. In 2020, our gross loss is primarily due to the decline in total computing power sold and the average selling price per Thash/s during the first three quarters of 2020. In 2021, because of the increased average selling price of our Bitcoin mining machines driven by the increasing Bitcoin price, our gross profit increased to RMB2,850.7 million (US$447.3 million).
Operating expenses
Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Research and development expenses	169.0	11.9	140.0	31.3	332.8	52.2	6.7
-Share-based compensation expense included in research and development expenses	22.5	1.6	0.7	0.2	99.2	15.6	2.0
Sales and marketing expenses	21.9	1.5	20.0	4.5	100.5	15.8	2.0
-Share-based compensation expense included in sales and marketing expenses	0.4	0.0	0.0	0.0	8.2	1.3	0.0
General and administrative expenses	347.6	24.4	131.6	29.4	589.1	92.4	11.8
-Share-based compensation expense included in general and administrative expenses	247.4	17.4	2.3	0.5	383.8	60.2	7.7

Total	538.5	37.9	291.6	65.1	1,022.4	160.4	20.5

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

Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.
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

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in millions)
Revenues:
Products revenue	1,392.9	427.5	4,956.9	777.9
Mining revenue	—	—	21.7	3.4
Leases revenue	24.5	19.0	7.6	1.2
Service revenue	2.7	0.3	0.2	0.0
Other revenues	2.5	0.9	0.3	0.0

Total revenues	1,422.6	447.7	4,986.7	782.5
Cost of revenues	(1,938.6)	(409.9)	(2,136.0)	(335.2)

Gross profit/(loss)	(516.0)	37.8	2,850.7	447.3

Operating expenses:
Research and development expenses	(169.0)	(140.0)	(332.8)	(52.2)
Sales and marketing expenses	(21.9)	(20.0)	(100.5)	(15.8)
General and administrative expenses	(347.6)	(131.6)	(589.1)	(92.4)

Total operating expenses	(538.5)	(291.6)	(1,022.4)	(160.4)

Income/(loss) from operations:	(1,054.5)	(253.9)	1,828.3	286.9
Interest income	3.9	3.2	7.3	1.1
Change in fair value of warranty liability	—	—	190.2	29.9
Investment income	3.1	5.8	0.3	—
Interest expense and guarantee fee	(20.0)	(3.6)	—	—
Foreign exchange gain, net	6.8	2.4	17.9	2.8
Value added tax refunds	1.3	—	—	—
Other income, net	25.1	31.0	6.4	1.0

Income/(loss) before income tax expense	(1,034.5)	(215.1)	2,050.4	321.7
Income tax expense	—	—	(50.1)	(7.9)

Net income/(loss)	(1,034.5)	(215.1)	2,000.3	313.9
Foreign currency translation adjustment, net of nil tax	9.7	(24.2)	(22.1)	(3.5)

Total comprehensive income/(loss)	(1,024.8)	(239.3)	1,978.1	310.4

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
. Our revenue increased by 1,013.9% to RMB4,986.7 million (US$782.5 million) in 2021 from RMB447.7 million in 2020, primarily due to the increase in total computing power sold from 6.6 million Thash in 2020 to 22.3 million Thash in 2021, and the increase in average selling price per Thash/s from RMB63 per Thash in 2020 to RMB220 per Thash in 2021.
Cost of revenues.
Our cost of revenues increased by 421.1% to RMB2,136.0 million (US$335.2 million) in 2021 from RMB409.9 million in 2020. Such increase was the result of an increase in the Company’s computing power sales volume from 6.6 million Thash in 2020 to 22.3 million Thash in 2021, partially offset by a decrease of per Thash cost from RMB155 in 2020 to RMB89 in 2021, which in turn was the result of the advancement of production technology and the derease of wafer cost.

Gross profit.
As a result of the foregoing, our gross profit improved to RMB2,850.7 million (US$447.3 million) in 2021 from RMB37.8 million in 2020. Our gross margin was 57.2% in 2021.
Operating expenses
. Our total operating expenses increased by 250.6% to RMB1,022.4 million (US$160.4 million) in 2021 from RMB291.6 million in 2020.
Research and development expenses
. Our research and development expenses increased by 137.7% to RMB332.8 million (US$52.2 million) in 2021 from RMB140.0 million in 2020. The increase was primarily due to (i) an increase of RMB98.5 million in share-based compensation due to additional share incentive grants, (ii) an increase of RMB44.9 million of material expenses primarily due to incremental development costs for our A12 series products, and (iii) an increase of RMB41.6 million in staff cost primarily due to an increase in the number of our research and development employees. Our research and development expenses as a percentage of our revenues decreased from 31.3% in 2020 to 6.7% in 2021 due to an increase in our revenue.
Selling and marketing expenses.
Our selling and marketing expenses increased by 402.5% to RMB100.5million (US$15.8 million) in 2021 from RMB20.0 million in 2020. The increase was mainly attributable to (i)an increase of RMB70.1 million in staff cost primarily due to sales incentive associated with increased sales performance, and (ii)an increase of RMB8.2 million in share-based compensation due to additional share incentive grants. Our selling and marketing expenses as a percentage of our revenues decreased from 4.5% in 2020 to 2.0% in 2021 due to an increase in our revenue.
General and administrative expenses.
Our general and administrative expenses increased by 347.6% to RMB589.1 million (US$92.4 million) in 2021 from RMB131.6 million in 2020. The increase was primarily due to (i) an increase of RMB381.5 million in share-based compensation due to additional share incentive grants, (ii) an increase of RMB63.3 million in staff cost primarily due to talent structure optimization and (iii)an increase of RMB14.6 million in professional service fees primarily incurred for the expansion of our business globally. Our general and administrative expenses as a percentage of our revenues decreased from 29.4% in 2020 to 11.8% in 2021 due to an increase in our revenue.
Interest income.
Our interest income increased by 128.1% to RMB7.3 million (US$1.1 million) in 2021 from RMB3.2 million in 2020, primarily due to the increase in cash and cash equivalents.
Change in fair value of warrant liability.
Our change in fair value of warrant liability incurred RMB190.2 million (US$29.9 million) in 2021, compared to nil in 2020, due to the fair value change in warrants issued in May 2021.
Investment income.
Our investment income decreased by 94.8% to RMB0.3 million (US$0.04 million) in 2021 from RMB5.8 million in 2020, due to the decrease in the purchase of investment products.
Interest expense and guarantee fee.
Our interest expense decreased to nil in 2021 from RMB3.6 million in 2020, primarily because no loans incurred in 2021.
Foreign exchange gain.
Our foreign exchange gain increased by 645.8% to RMB17.9 million (US$2.8 million) in 2021 from RMB2.4 million in 2020, as a result of the impact of currency fluctuation on our non-RMB
denominated assets and liabilities.
Value added tax refund.
We did not record any value added tax refund in 2021 and 2020, primarily due to the decrease of sales by Hangzhou Canaan.
Others, net.
Our net other income was RMB6.4 million (US$1.0 million) in 2021 and RMB31.0 million in 2020, both of which were primarily from government grants.
Income/(loss) before income tax expenses.
We recorded income before income tax expenses of RMB2,050.4 million (US$321.7 million) in 2021, while we recorded a loss before income tax expenses of RMB215.1 million in 2020.
Income tax expense.
Our income tax expense was RMB50.1 million (US$7.9 million) in 2021, and our effective tax rate increased from nil in 2020 to 2.4% in 2021 due to the increased taxable income generated in 2021.
Net income/(loss).
As a result of the foregoing, we recorded a net income of RMB2,000.3 million (US$313.9 million) in 2021, while we recorded a net loss of RMB215.1 million in 2020.

Foreign currency translation adjustment, net of nil tax.
We recorded RMB22.1 million (US$3.5 million) of negative foreign currency transaction adjustment, net of nil tax in 2021, while we recorded RMB24.2 million of negative foreign currency translation adjustment, net of nil tax in 2020, primarily due to the fluctuation of exchange rates.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
. Our revenue decreased by 68.5% to RMB447.7 million in 2020 from RMB1,422.6 million in 2019, primarily due to (i) a decrease in the sales volume of our Bitcoin mining machines in terms of computing power from 10.5 million Thash in 2019 to 6.6 million Thash in 2020 as well as (ii) a decrease in the average selling price of our Bitcoin mining machines on a per Thash basis from RMB131 per Thash in 2019 to RMB63 per Thash in 2020, which in turn was the result of the Bitcoin price drop that in the first half of 2020.
Cost of revenues.
Our cost of revenues decreased by 78.9% to RMB409.9 million in 2020 from RMB1,938.6 million in 2019. Such decrease was in line with the changes in our sales volume of Thash and cost per Thash. In addition, our transfer of inventory write-down and accrual for loss on prepayment increased from RMB589.5 million in 2019 to RMB794.6 million in 2020.
As a percentage of our revenue, our cost of revenues decreased from 136.3% in 2019 to 91.6% in 2020 were in line with the changes in our Thash sales volume and cost per Thash.
Gross profit.
As a result of the foregoing, our gross profit improved to RMB37.8 million in 2020 from the gross loss of RMB516.0 million in 2019. Our gross margin was 8.4% in 2020.
Operating expenses
. Our total operating expenses decreased by 45.8% to RMB291.6 million in 2020 from RMB538.5 million in 2019, primarily due to a 62.1% decrease in the general and administrative expenses.
Research and development expenses
. Our research and development expenses decreased by 17.1% to RMB140.0 million in 2020 from RMB169.0 million in 2019, primarily due to the decrease in spending on materials that we used for research and development purposes in response to lower demand of our Bitcoin mining machines. However, due to a decrease in our revenue, our research and development expenses as a percentage of our revenues increased to 31.3% in 2020 from 11.9% in 2019.
Selling and marketing expenses.
Our selling and marketing expenses decreased by 8.8% to RMB20.0million in 2020 from RMB21.9 million in 2019. The reduction was mainly driven by lower travel expenses. However, due to a decrease in our revenue, our selling and marketing expenses as a percentage of our revenues increased to 4.5% in 2020 from 1.5% in 2019.
General and administrative expenses.
Our general and administrative expenses decreased by 62.1% to RMB131.6 million in 2020 from RMB347.6 million in 2019, primarily due to the higher share-based compensation expense allocated to general and administrative expenses in the amount of RMB247.4 million in 2019, compared to RMB2.3 million in 2020. However, due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased to 29.4% in 2020 from 24.4% in 2019.
Interest income.
Our interest income decreased by 18.2% to RMB3.2 million in 2020 from RMB3.9 million in 2019, due to the decrease of the demand deposits and term deposits we held in banks.
Investment income.
Our investment income increased by 91.3% to RMB5.8 million in 2020 from RMB3.1 million in 2019, due to the increase in the purchase of short-term investment.
Interest expense and guarantee fee.
Our interest expense decreased by 82.1% to RMB3.6 million in 2020 from RMB20.0 million in 2019, primarily because in 2020, we no longer incurred guarantee fee for the purpose of securing an offshore loan in connection with our restructuring.
Foreign exchange gain.
Our foreign exchange gain decreased by 64.5% to RMB2.4 million in 2020 from RMB6.8 million in 2019, as a result of the impact of currency fluctuation on our non-RMB
denominated assets and liabilities.
Value added tax refund.
We did not record any value added tax refund in 2020 while we recorded value added tax refund of RMB1.3 million in 2019, primarily due to the decrease of sales by Hangzhou Canaan. Under the tax refund scheme, the VAT payable by a software enterprise is capped, and any amount of VAT beyond the cap will be refunded.
Others, net.
Our net other income was RMB31.0 million in 2020 and RMB25.1 million in 2019, both of which were primarily from government grants.

Loss before income tax expenses.
Our loss before income tax expenses decreased by 79.2% to RMB215.1 million in 2020 from RMB1,034.5 million in 2019.
Income tax expense.
Our income tax expense was nil in 2020 due to net loss.
Net loss.
As a result of the foregoing, we recorded a net loss of RMB215.1 million in 2020, while we recorded a net loss of RMB1,034.5 million in 2019.
Foreign currency translation adjustment, net of nil tax.
We recorded RMB24.2 million of negative foreign currency transaction adjustment, net of nil tax in 2020, while we recorded RMB9.7 million of positive foreign currency translation adjustment, net of nil tax in 2019, primarily due to the fluctuation of exchange rates.

B.	Liquidity and Capital Resources
Our primary source of liquidity historically has been cash generated from our business operations, bank loans and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.
As of December 31, 2021, we had aggregate cash and cash equivalents of RMB2,684.3 million (US$421.2 million).
From 2018, we entered into certain short-term loan agreements with various banks with an aggregate principal amount of RMB500.0 million and interest rates ranging from 4.35% to 6.09% per annum. We have repaid these outstanding short-term loans as of December 31, 2020.
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
The weighted average interest rate for all of our borrowings was approximately 6.25%, 3.16% and nil per annum for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Summary of Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in millions)
Net cash (used in)/provided by operating activities	(280.1)	42.3	1,438.9	225.8
Net cash (used in)/provided by investing activities	(16.3)	(49.6)	5.1	0.8
Net cash provided by/(used in) financing activities	278.0	(111.9)	905.8	142.1
Net increase/(decrease) in cash and cash equivalents, restricted cash	(18.4)	(119.2)	2,349.8	368.7
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(1.9)	(9.8)	(13.9)	(2.1)
Cash and cash equivalents, restricted cash at the beginning of year	545.2	524.8	395.8	62.1

Cash and cash equivalents, restricted cash at the end of year	524.8	395.8	2,731.7	428.7

Operating Activities
Net cash provided by operating activities in 2021 was RMB1,438.9 million (US$225.8 million). The principal items accounting for the difference between our net cash used in operating activities and our net income of RMB2,000.3 million (US$313.9 million) were a RMB1,413.5 million (US$221.8 million) increase in prepayments and other current assets and a RMB787.6 million (US$123.6 million) increase in inventories, partially offset by a RMB910.3 million (US$142.9 million) increase in contract liability and a RMB491.5 million (US$77.1 million) in share-based compensation expense.
Net cash provided by operating activities in 2020 was RMB42.3 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB215.1 million were a RMB422.1 million increase in contract liabilities.
Net cash used in operating activities in 2019 was RMB280.1 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB1,034.5 million were a RMB270.2 million increase in share-based compensation expense and a RMB157.3 million decrease in inventories.
Investing Activities
Net cash provided by investing activities was RMB5.1 million (US$0.8 million) in 2021, which was primarily attributable to proceeds from the disposal of short-term investments of RMB62.7 million (US$9.8 million), which was partially offset by purchase of property, equipment and software of RMB37.7 million (US$5.9 million) and payment for other investments of RMB20.0 million (US$3.1 million).
Net cash used in investing activities was RMB49.6 million in 2020, which was primarily attributable to payment for short-term investments of RMB1,334.1 million, which was partially offset by proceeds from disposal of short-term investments of RMB1,288.5 million.
Net cash used in investing activities was RMB16.3 million in 2019, which was primarily attributable to payment for short-term investments of RMB554.7 million, which was partially offset by proceeds from disposal of short-term investments of RMB546.8 million.
Financing Activities
Net cash provided by financing activities was RMB905.8 million (US$142.1 million) in 2021, which was attributable to proceeds from registered direct offering of RMB1,029.5 million (US$161.5 million), which was partially offset by the payment for repurchase of ordinary shares of RMB104.1 million (US$16.3 million).
Net cash used in financing activities was RMB111.9 million in 2020, which was attributable to repayment of borrowings of RMB217.0 million, repurchase of ordinary shares of RMB40.0 million, which was partially offset by proceeds from borrowings of RMB152.0 million.
Net cash provided by financing activities was RMB278.0 million in 2019, which was attributable to repayment of borrowings of RMB1,135.7 million, which was partially offset by proceeds from issuance of ordinary shares of RMB669.6 million and proceeds from issuance of ordinary shares upon IPO, net of cost of issuance of RMB544.1 million.

Capital Expenditures
We made capital expenditures of RMB37.7 million (US$5.9 million), RMB2.2 million and RMB8.4 million in 2021 and 2020 and 2019, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software and other long-term assets. We will continue to make capital expenditures to meet the expected growth of our business.
Holding Company Structure
Canaan Inc. is a holding company with no material operations of its own. We conduct our operations through our operating subsidiaries in different countries. Canaan Inc.’s ability to pay dividends depends upon its receipt of dividends from our operating subsidiaries. If our existing operating subsidiaries or any newly formed subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a subsidiary out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
For us to remit cash to our PRC subsidiaries, including the net proceeds from any offering of securities outside of China, we may do so through equity investments into our PRC subsidiaries or provision of shareholders’ loan to our PRC subsidiaries. We may also establish new operating subsidiaries in the PRC. The maximum amount of equity investment the Company can make into its PRC subsidiaries is not subject to any limitations, while the maximum amount of shareholder loans the Company’s PRC subsidiaries can incur is determined by the difference between its registered capital and total investment amount. The table below sets forth the amount of cash remitted to our PRC subsidiaries through our Hong Kong subsidiary in 2019, 2020 and 2021:

Year	Method	Amount
2019 2020	N/A	Nil
	Shareholder loan	RMB111.6 million
2021	Shareholder loan	RMB294.3 million (US$45.8 million)
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for 2020 and 2021 were increases of 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	Research and Development, Patents and Licenses, etc.
Technology and Product Offering Development
See “Item 4. Information on the Company—B. Business Overview.”
Intellectual Property
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our products and sales by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. Our management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included elsewhere in this annual report.
We have listed below our critical accounting estimates which require management to make difficult, subjective and complex judgements often as a result of the need to make estimate on matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or assumptions. Actual results could differ from those estimates.
Revenue from contracts with customers (ASC 606)
We have adopted the new revenue standard, ASC 606,
Revenue from Contracts with Customers
(Topic 606) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
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
We will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2019, 2020 and 2021, we recognized price concessions provided to our customers in the amounts of RMB22.4 million, RMB11.5 million and nil, respectively. During the year ended December 31, 2021, the adjustment to the previously estimated variable considerations was amounting to nil (years ended December 31, 2019 and 2020: RMB27.7 million and RMB14.7 million), which was recorded as revenue of this year.
The amount of variable consideration is estimated based upon the most likely amount of consideration to which we will be entitled. All estimates are based on historical experience and our best judgment at the time to the extent it is probable that a significant reversal of revenue previously recognized will not occur. All estimates of variable consideration are reassessed periodically. The total transaction price is allocated to the single performance obligation.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Nangeng Zhang	39	Chairman of the Board and Chief Executive Officer
James Jin Cheng	43	Chief Financial Officer
Wenjun Zhang	56	Independent Director
Hongchao Du	54	Independent Director
Zhitang Shu	55	Independent Director
Yaping Zhang	47	Independent Director
Lu Meng	39	Secretary to the Board
Nangeng Zhang
is a founding member of our Company and has served as our Chairman of the Board and chief executive officer since our inception. Mr. Zhang has approximately 13 years of experience in electronic device design, engineering, manufacturing, quality control and research and development and is responsible for formulating and overseeing our overall development strategies and operations. Before founding our company, Mr. Zhang was an assistant researcher at the Beijing Remote Sensing and Communication Technology Institution, a research institution which specializes in research and development and production and marketing of antenna, detector, photoelectric measuring equipment, mid-wave
infrared camera, from August 2005 to July 2008. Mr. Zhang received a bachelor’s degree in electronic information engineering and a master’s degree in software engineering from Beihang University in the PRC in July 2005 and July 2010, respectively. From September 2010 to October 2013, Mr. Zhang was pursuing a Ph.D. degree at Beihang University.
James Jin Cheng
has served as our chief financial officer since August 2021. Mr. Cheng has more than 20 years of experience in financial planning and management. Prior to joining Canaan, Mr. Cheng spent almost 6 years at Zhaopin.com, a career platform in China formerly listed on the NYSE, as a Vice President. From September 2013 to September 2015, Mr. Cheng served as the Director of Finance for Lenovo China and Asia Pacific Division. From February 2005 to August 2013, Mr. Cheng held several managerial roles at Nokia China, such as senior sales finance controller. From March 2003 to January 2005, Mr. Cheng worked as a demand planning manager at Effem Foods Beijing, a company of Mars. Mr. Cheng holds a bachelor’s degree in accounting from Shanghai Jiao Tong University, a MBA degree from the
Bi-MBA
program at Peking University, and a Master of Science in Global Finance degree from Fordham University in New York. Mr. Cheng is also a fellow member of the Chartered Institute of Management Accountants (CIMA) since 2016 and a fellow member of the Institute of Public Accountants (IPA) since 2019. Mr. Cheng brings strong financial and accounting skills to the Company’s board of directors.

Wenjun Zhang
has served as our independent director since August 2020. Mr. Zhang has over 20 years of experience in corporate management, capable of managing various function units and coordinate cross department cooperation. Mr. Zhang has also served as a managing director at Beijing Zhijian Engineering Co. Ltd. since December 2012. Mr. Zhang served as a vice president at Mesnac Co. Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 002073) from March 1999 to November 2012. He served as a vice general manager at Dalian Rubber & Plastics Machinery Works from May 1995 to February 1999. Mr. Zhang served as a project manager at Dalian Int’l Economic & Technical Corporation from October 1993 to April 1995. Mr. Zhang served as an engineer at Dalian Rubber & Plastics Machinery Works from September 1986 to September 1993
.
Mr. Zhang received a bachelor’s degree in plastic and polymer engineering technology from Beijing University of Chemical Technology in the PRC in 1986 and a master’s degree in political economy from Beijing Normal University in the PRC in 1999.
Hongchao Du
has served as our independent director since August 2020. Mr. Du has more than 27 years of experience in informational technology. From March 1993 to August 1997, Mr. Du developed a series of English-Chinese translation software such as “English-Chinese Communication,” “Instant Communication,” and other real-time screen English-Chinese translation systems. From July 1996 to October 1999, he developed the first internet-based Chinese-version Windows platform “Cross-Strait Communication.” In April 2000, he established the largest IT community in China, DoNews.com. All these software and platforms has been widely used by both domestic and overseas users. Mr. Du served as a consultant in charge of Internet and new media at the State-owned Assets Supervision and Administration Commission of the State Council from December 2014 to December 2016, and was the launch expert of the Internet+ of Internet Society of China from January 2016 to December 2020. In addition, Mr. Du developed an all-purpose
game card and duplicating system, which won the gold medal of the National University Science and Technology Achievement Expo in October 1991.
Zhitang Shu
has served as our independent director since August 2020. Mr. Shu has more than 10 years of experience in business management and legal services. Mr. Shu has also served as the founding partner, a member of the management committee and the initiator of the business development and facilitation committee at Merits & Tree Law Offices since March 2017. Mr. Shu served as an associate at Commerce & Finance Law Offices since February 2007 and became a partner till March 2017. Mr. Shu served as a training manager at Ping An Insurance Company, sales manager at Taikang Life Insurance Company, manager assistant at Du Li Real Estate Development Co., Ltd., head of marking at Beijing Aerospace Purin Technology Co., Ltd., from October 1992 to December 2006. Mr. Shu served as cadre at Hubei Xiangfan Science and Technology Committee from July 1988 to October 1992. Mr. Shu received a bachelor’s degree in law from Renmin University of China in the PRC in 2013 and a master’s degree in EMBA from Cheung Kong Graduate School of Business in the PRC in 2019.
Yaping Zhang
has served as our independent director since August 2020. Ms. Zhang has more than 20 years of experience in corporate financial management, including nine years of experience serving as a financial manager in a public company. Since July 2021, Ms. Zhang has served as the deputy general manager of Beijing Yade Jiaye Investment Co., Ltd. She served as a director of finance at Beijing Jingxi Cultural Tourism Co., Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 002073) from April 2011 to June 2020. Ms. Zhang served as a deputy manager of finance department at China Huali Holdings Group Co., Ltd. from May 2004 to April 2011. Ms. Zhang served as an account at Beijing Zhuzong Zhuzhaiyi Company from July 1997 to May 2004. Ms. Zhang received a bachelor’s degree in enterprise finance from Capital University of Economics in 1997. Ms. Zhang is qualified as a certified public accountant (CPA) and a senior international financial manager, and she also obtained mid-level
and senior-level accountant certification.
Lu Meng
has served as the secretary to our board of directors since March 2022. Ms. Meng joined our company in September 2018 and has served as the assistant to the chief executive officer and administrative director of our company. Ms. Meng has long-term working experience in Internet, technology and media industry. Ms. Meng previously served as a senior manager at Kuaishou Technology (HK: 1024) from March 2018 to September 2018. Prior to that, Ms. Meng served as a senior general affairs project manager at Baidu, Inc. (Nasdaq: BIDU; HK: 9888) from August 2013 to September 2017. From October 2010 to March 2013, Ms. Meng served as the assistant to the vice president at IBM China Research Laboratory. Ms. Meng holds a bachelor’s degree in applied chemistry and a master’s degree in analytical chemistry from University of Science and Technology Beijing.

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
In 2021, we and our subsidiaries paid an aggregate of RMB5.6 million (US$0.9 million) in cash to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.
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
and
non-solicitation.
Share Incentive Plan
2018 Share Incentive Plan
We adopted a share incentive plan in April 2018, or the 2018 Share Incentive Plan, which provided for the grant of restricted ordinary shares. We have granted all 25,812 restricted ordinary shares, before the one-for-2,000
share division, authorized under the 2018 Share Award Scheme. As of the date of this annual report, after the share division, 51,624,000 restricted ordinary shares exist under the 2018 Share Incentive Plan, out of which 9,244,516 restricted ordinary shares have been canceled due to departing employees, 16,000,000 restricted ordinary shares and 13,928,205 restricted share units have vested in November 2019, 4,002,052 restricted share units have vested on November 21, 2020 and 5,757,945 restricted share units have vested on November 21, 2021, respectively.
Amended and Restated 2018 Share Incentive Plan
In April 2021, our board of directors approved an amendment to the 2018 Share Incentive Plan, or the Amended and Restated 2018 Share Incentive Plan. Pursuant to the Amended and Restated 2018 Share Incentive Plan, in April 2021 and on every January 1 thereafter during which the 2018 Share Incentive Plan remains in effect, the maximum aggregate number of Class A Ordinary Shares which may be subject to awards under the 2018 Share Incentive Plan will be automatically increased by 15.0% of the total number of Class A Ordinary Shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated Class A Ordinary Shares which may be issuable under the 2018 Share Incentive Plan account for less than 3% of the then total issued and outstanding Class A Ordinary Shares. In May and September 2021, our board of directors approved an increase by 94,927,065 ordinary shares and 63,774,885 ordinary shares, representing 4.0% and 2.7% of total issued and outstanding shares at the end of 2021 pursuant to the Amended and Restated 2018 Share Incentive Plan, respectively. As of December 31, 2021, 236,768,940 restricted share units and 114,000,000 share options have been granted under the Amended and Restated 2018 Share Incentive Plan, 101,574,270 restricted share units have vested and 6,991,000 restricted share units have been cancelled due to departing employees.

C.	Board Practices
Board of Directors
Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract, transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a meeting of the directors. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.
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
The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting, and evaluating the qualifications, performance and independence of, the independent auditors;

•	pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditors;

•	considering the adequacy of our internal accounting controls and audit procedures;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;

•	reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditors;

•
establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	meeting separately, periodically, with management, internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
Compensation Committee
Our compensation committee consists of Hongchao Du and Nangeng Zhang. Hongchao Du is the chairman of our compensation committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.
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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Nangeng Zhang and Hongchao Du. Nangeng Zhang is the chairman of our nominating and corporate governance committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.
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

Code of Ethics and Corporate Governance
We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://investor.canaan-creative.com.
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
The following table sets forth information as of April 25, 2022 with respect to the beneficial ownership of our ordinary shares by:

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
The total number of ordinary shares outstanding as of April 25, 2022 comprises 2,492,514,048 Class A ordinary shares and 311,624,444 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
	Number of Class A ordinary shares		Number of Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of voting power†
Directors and Executive Officers:*
Nangeng Zhang (1)		**	311,624,444	11.3	65.3
James Jin Cheng	—		—	—	—
Wenjun Zhang	—		—	—	—
Hongchao Du	—		—	—	—
Zhitang Shu	—		—	—	—
Yaping Zhang	—		—	—	—
Lu Meng	—		—	—	—
Directors and Executive Officers as a Group		**	311,624,444	11.3	65.3
Principal Shareholders:
Flueqel Ltd. (2)	—		311,624,444	11.1	65.2
Ouroboros Ltd. (3)	179,971,112		—	7.2	2.5

Notes:

*	The business address for our directors and executive officers is Room 2101, 21st Floor, Building 1, Yard 1, No. 81 Beiqing Road, Haidian District, Beijing, 100094, People’s Republic of China.
**	Beneficially owns less than 1% of our outstanding shares.
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

(1)
Represents (i) a number of Class A ordinary shares that Nangeng Zhang has the right to acquire upon exercise of the options within 60 days pursuant to the terms relating to the restricted share units granted to him under the Amended and Restated 2018 Share Incentive Plan, and (ii) 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Flueqel Ltd. is further described in footnote 2 below.

(2)
Represents 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. The registered address of Flueqel Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)
Represents 179,971,112 Class A ordinary shares beneficially owned by Ouroboros Ltd. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Ouroboros Ltd. with the SEC on February 8, 2022. Ouroboros Ltd., a company incorporated under the laws of the British Virgin Islands, is indirectly wholly owned by a trust of which Jiaxuan Li is the beneficiary. The registered address of Ouroboros Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of members as of April 25, 2022, 2,374,943,940 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions
None.

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
On April 29, 2021, we entered into a securities purchase agreement (“Securities Purchase Agreement”) with certain institutional investors in connection with a registered direct offering of the Company’s American Depositary Shares, at purchase price of US$12.60 per ADS. The transaction closed on May 3, 2021 and the Company sold 13,492,065 ADSs, representing 202,380,975 Class A ordinary shares. The net proceeds from the transaction were RMB1,029,455,000 (US$161,544,000) after deducting the issuance cost. Pursuant to the Securities Purchase Agreement, we have also agreed to issue to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (representing 60,714,300 Class A Ordinary Shares), at an exercise price of $16.38 per ADS.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC— PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation
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
Passive Foreign Investment Company
Based upon the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2021, and we do not expect to be a PFIC in 2022 or to become one in the foreseeable future, although there can be no assurance in this regard.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollars between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollars was stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed its regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollars and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollars during this one-year
period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollars again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollars exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amounts available to us.
Interest Rate Risk
We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future.
After the completion of our initial public offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.
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
Pursuant to the Securities Purchase Agreement, we have also agreed to issue to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (representing 60,714,300 Class A Ordinary Shares), at an exercise price of $16.38 per ADS. Such warrants are exercisable immediately and have a term of exercise equal to three years from the date of issuance. The warrants are all outstanding as of December 31, 2021.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
The Bank of New York Mellon, as depositary, registered and delivered American Depositary Shares, also referred to as ADSs. Each ADS will represent 15 Class A ordinary shares (or a right to receive 15 Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.
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

Payments by Depositary
In 2021, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADR program.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

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
For the period from November 20, 2019 to December 31, 2021, we fully applied these net proceeds as follows:

•	approximately US$73.7 million for supply chain optimization, research and development improvements, expansion of our business and repayment of debts;

•	the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES
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
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses described below.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in
Rules 13a-15(f) under
the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2021, our internal control over financial reporting was ineffective.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2021. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses identified are related to (i) our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) our lack of documented financial closing policies and procedures, specifically those related to the period end expenses cut-off
and accruals.
To enhance our internal control over financial reporting, management has implemented the changes to improve our internal control over financial reporting, including, among others: (i) hiring a senior financial reporting manager who is AICPA-qualified and has extensive U.S. GAAP financial accounting and reporting experiences, (ii) improving the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, and (iii) formalizing and standardizing our accounting and financial reporting control procedures and policies to improve the quality and accuracy of the period end financial closing process.
However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—We have identified two material weaknesses in our internal controls as of December 31, 2021, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the ADSs may be adversely affected.”
Because we are an emerging growth company, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Yaping Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form
20-F.

ITEM 16B.	CODE OF ETHICS
We have adopted a code of business conduct and ethics, which applies to our directors, officers and employees. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our registration statement on Form
F-1,
initially filed with the Securities and Exchange Commission on October 28, 2019 (File
No. 333-234356),
and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at http://investor.canaan-creative.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG Huazhen LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2021.
PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and 2020.
The chart below sets forth the amount billed and accrued for KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP for services performed in 2020 and 2021, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval
policies and procedures described below.

	For the Years Ended December 31,
	2020	2021

	(In thousands of RMB)
Audit Fees (1)
PricewaterhouseCoopers Zhong Tian LLP	4,800	1,946
KPMG Huazhen LLP (2)	—	7,160
Audit-Related Fees (3)	—	—
Tax Fees (4)	—	657
All Other Fees (5)	—	—
Total	4,800	9,763

(1)
“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)
On September 9, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm, and engaged KPMG Huazhen LLP as our independent registered public accounting firm, effective on September 13, 2021. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)
“Audit-Related Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.

(4)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(5)
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
all audit and
non-audit
services provided by PricewaterhouseCoopers Zhong Tian LLP and KPMG Huazhen LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from September 22, 2020 to March 31, 2022:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
September 8, 2020 through September 21, 2020	—		—	—	US$	10.0 million
September 22, 2020 through September 30, 2020	99,983	US$	1.9382	99,983	US$	9.8 million
October 2020	1,059,960	US$	1.9506	1,159,943	US$	7.7 million
November 2020 through March 31, 2021	560,003	US$	2.3369	1,719,946	US$	6.4 million
March 31, 2021 through September 30, 2021	875,868	US$	7.3322	2,595,814	US$	20.0 million
September 30, 2021 through March 31, 2022	3,578,877	US$	5.5864	6,174,691	US$	100.0 million
Total	6,174,691	US$	3.8289	6,174,691	US$	100.0 million

(1)	Each of our ADSs represents 15 Class A ordinary shares.
(2)
We announced a share repurchase program approved by our board of directors on September 8, 2020, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. In addition, we announced a new share repurchase program approved by our board of directors on September 20, 2021, under which we may repurchase up to US$20 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. On March 16, 2022, we announced another share repurchase program approved by our board of directors, under which we may repurchase up to US$100 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twenty-four months. The repurchases have been through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule
10b5-1
and/or Rule
10b-18
under the Exchange Act, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions. As of the date of this annual report, we have completed the repurchase under the abovementioned share repurchase programs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On September 9, 2021, our audit committee and board of directors dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm. Our audit committee and board of directors approved the engagement of KPMG Huazhen LLP (“KPMG”), as our independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ended December 31, 2021, effective September 13, 2021.
The reports of PwC on our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.
During the two most recent fiscal years ended December 31, 2020, and the subsequent interim period through September 9, 2021, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form
20-F
and the related instructions thereto, between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year.
During the two most recent fiscal years ended December 31, 2020, and the subsequent interim period through September 9, 2021, there were no “reportable events,” as defined in Item 16F (a)(1)(v) of Form
20-F
other than the material weaknesses reported by management in Item 15 of our Annual Report on Form
20-F
for the year ended December 31, 2020 and Annual Report on Form
20-F
for the year ended December 31, 2019. The material weaknesses disclosed in both annual reports related to

(i)	our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and

(ii)	our lack of documented financial closing policies and procedures, specifically those related to the period end expenses cut-off and accruals.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated April 29, 2022 is attached herewith as Exhibit 15.1 to this Form
20-F.

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

•	have the majority of our board of directors composed of independent directors (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors;

•	establish a nominating and corporate governance committee that is composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities; and

•	hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
We currently rely on home country practice exemption with respect to the requirement of (i) having a nominating committee composed entirely of independent directors, (ii) having a compensation committee composed entirely of independent directors and (iii) holding an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART II

ITEM 17.	FINANCIAL STATEMENTS
The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Canaan Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019)

2.1	Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2021)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.3	Form of Executive Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.4	Form of Securities Purchase Agreement dated April 29, 2021 by and between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

4.5	Form of Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.5 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

*8.1	List of Principal Subsidiaries

Exhibit Number	Description of Exhibits

11.1	Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019).

*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**15.1	Letter of PricewaterhouseCoopers Zhong Tian LLP, dated April 29, 2022, regarding change in independent registered public accounting firm.

*15.2	Consent of Commerce & Finance Law Offices

*15.3	Consent of KPMG Huazhen LLP

*15.4	Consent of PricewaterhouseCoopers Zhong Tian LLP

*101.INS	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*101.SCH	Inline XBRL Taxonomy Extension Schema Document

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer
Date: April 29, 2022

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Canaan Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Canaan Inc. and subsidiaries (the Company) as of December 31,

1, the
related
consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2021.
Beijing, China
April
29
, 2022

F-2

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Canaan Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Canaan Inc. and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 21, 2021
We served as the Company’s auditor from 2018 to 2021.

F-3

CANAAN INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	2( h )	391,310	2,684,342	421,232
Restricted cash	4	4,494	47,362	7,432
Short-term investments	2( j )	62,386	—	—
Accounts receivable , net		7,128	367	58
Inventories	5	225,522	812,363	127,477
Prepayments and other current assets	6	316,366	1,729,027	271,323

Total current assets		1,007,206	5,273,461	827,522

Non-current assets:
Cryptocurrency	7	—	20,310	3,187
Property, equipment and software	8	12,193	185,566	29,119
Right-of-use assets, net	9	14,422	30,920	4,852
Deferred tax assets	1 7	—	99,044	15,542
Other non-current assets	6	2,530	2,956	464
Non-current financial investment	2( p )	25	20,000	3,138

Total non-current assets		29,170	358,796	56,302

Total assets		1,036,376	5,632,257	883,824

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	10	34,754	—	—
Accounts payable		37,407	143,441	22,509
Notes payable	11	13,963	—	—
Contract liabilities	2( r )	430,388	1,340,731	210,390
Income tax payable		—	148,719	23,337
Accrued liabilities and other current liabilities	12	63,343	437,394	68,637
Lease liabilities, current	9	12,621	14,819	2,325

Total current liabilities		592,476	2,085,104	327,198

Non-current liabilities :
Lease liabilities, non-current	9	3,322	16,292	2,557
Warrant liability	13	—	66,347	10,411
Other non-current liabilities	1 2	8,020	5,824	914

Total liabilities		603,818	2,173,567	341,080

Contingencies (Note 20 )

F-
4

CANAAN INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2020 and 2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(e))
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized ; 2,372,222,222 and 2,804,138,492 shares issued , 2,328,326,132 and 2,577,386,552 shares outstanding as of December 31, 2020 and 2021, respectively)	1 4	1	1	—
Subscriptions receivable from shareholders	1 4	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 43,896,090 and 226,751,940 shares as of December 31, 2020 and 2021, respectively)		(23,915)	(231,281)	(36,293)
Additional paid-in capital		1,634,619	2,891,134	453,682
Statutory reserves	2(a e )	97,307	97,420	15,287
Accumulated other comprehensive loss		(79,780)	(101,925)	(15,994)
Retained earnings (accumulated deficit)		(1,195,673)	803,342	126,062

Total shareholders’ equity		432,558	3,458,690	542,744

Total liabilities and shareholders’ equity		1,036,376	5,632,257	883,824

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

CANAAN INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2019, 2020 and
2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ (Note 2(e))
Revenues	2(s)
Products revenue		1,392,859	427,522	4,956,891	777,844
Mining revenues		—	—	21,688	3,403
Leases revenue	2(t)	24,548	18,963	7,556	1,186
Service revenue		2,668	300	224	35
Other revenues		2,548	901	347	54
Total revenues		1,422,623	447,686	4,986,706	782,522
Cost of revenues		(1,938,626)	(409,922)	(2,135,961)	(335,179)

Gross profit (loss)		(516,003)	37,764	2,850,745	447,343

Operating expenses:
Research and development expenses		(168,982)	(140,041)	(332,846)	(52,231)
Sales and marketing expenses		(21,917)	(19,980)	(100,467)	(15,765)
General and administrative expenses		(347,633)	(131,624)	(589,107)	(92,444)

Total operating expenses		(538,532)	(291,645)	(1,022,420)	(160,440)

Income (loss) from operations		(1,054,535)	(253,881)	1,828,325	286,903
Interest income		3,853	3,153	7,310	1,147
Change in fair value of warrant liability	13	—	—	190,178	29,843
Investment income	2(g)	3,055	5,844	277	43
Interest expense and guarantee fee		(20,038)	(3,587)	—	—
Foreign exchange gains, net		6,809	2,419	17,890	2,807
Value added tax refunds		1,253	—	—	—
Other income, net	2( z )	25,093	30,958	6,410	1,006

Income (loss) before income tax expense		(1,034,510)	(215,094)	2,050,390	321,749
Income tax expense	1 7	—	—	(50,108)	(7,863)

Net income (loss)		(1,034,510)	(215,094)	2,000,282	313,886

Foreign currency translation adjustment, net of nil tax		9,688	(24,238)	(22,145)	(3,475)

Total comprehensive income (loss)		(1,024,822)	(239,332)	1,978,137	310,411

Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	19	2,153,172,769	2,345,703,779	2,521,667,815	2,521,667,815
— Diluted	19	2,153,172,769	2,345,703,779	2,576,157,247	2,576,157,247

Net earnings (loss) per Class A and Class B ordinary share (cent per share )
— Basic	19	(48.05)	(9.17)	79.32	12.45
— Diluted	19	(48.05)	(9.17)	77.65	12.18

Share-based compensation expenses were included in:
Cost of revenues		—	—	269	42
Research and development expenses		22,465	652	99,173	15,562
Sales and marketing expenses		358	41	8,240	1,293
General and administrative expenses		247,419	2,257	383,779	60,223
The accompanying notes are an integral part of these consolidated financial statements.

F-
6

CANAAN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2019, 2020 and 2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

	Note	Ordinary shares		Subscription receivables from shareholders	Treasury stocks		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity
		Number of Shares	Amount		Number of Shares	Amount
Balance as of January 1, 2019		1,948,376,000	1	(1)	51,624,000	—	154,970	97,307	(65,230)	53,931	240,978

Issuance of ordinary shares	14	222,222,222	—	—	—	—	669,559	—	—	—	669,559
Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of cost of issuance	14	150,000,000	—	—	—	—	536,629	—	—	—	536,629
Ordinary share contributed by shareholders for the equity incentive plan	15	(403,157)	—	—	403,157	—	—	—	—	—	—
Share-based compensation expense	16	—	—	—	—	—	270,242	—	—	—	270,242
Vesting of restricted share units and restricted shares	16	29,928,205	—	—	(29,928,205)	—	209	—	—	—	209
Foreign currency translation		—	—	—	—	—	—	—	9,688	—	9,688
Net loss		—	—	—	—	—	—	—	—	(1,034,510)	(1,034,510)
Balance as of December 31, 2019		2,350,123,270	1	(1)	22,098,952	—	1,631,609	97,307	(55,542)	(980,579)	692,795

Share Repurchase	15	(25,799,190)	—	—	25,799,190	(23,915)	—	—	—	—	(23,915)
Share-based compensation expense	16	—	—	—	—	—	2,950	—	—	—	2,950
Foreign currency translation		—	—	—	—	—	—	—	(24,238)	—	(24,238)
Vesting of restricted share units	16	4,002,052	—	—	(4,002,052)	—	60	—	—	—	60
Net loss		—	—	—	—	—	—	—	—	(215,094)	(215,094)

Balance as of December 31, 2020		2,328,326,132	1	(1)	43,896,090	(23,915)	1,634,619	97,307	(79,780)	(1,195,673)	432,558

Share Repurchase	15	(34,683,225)	—	—	34,683,225	(103,543)	—	—	—	—	(103,543)
Repurchase of vested employee restricted share units for tax withholding	15	(33,255,495)	—	—	33,255,495	(150,705)	—	—	—	—	(150,705)
Resale of vested employee restricted share units for tax withholding	15	13,043,895	—	—	(13,043,895)	46,882	—	—	—	(1,154)	45,728
Share-based compensation expense	16	—	—	—	—	—	491,461		—	—	491,461
Vesting of restricted share units	16	101,574,270	—	—	(101,574,270)	—	86	—	—	—	86
New issuance of ordinary shares and warrants	14	202,380,975	—	—	70,833,345	—	764,968	—	—	—	764,968
Issuance of ordinary shares as a reserve for share-based compensation awards	16	—	—	—	158,701,950	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	113	—	(113)	—
Foreign currency translation		—	—	—	—	—	—	—	(22,145)	—	(22,145)
Net income		—	—	—	—	—	—	—	—	2,000,282	2,000,282

Balance as of December 31, 2021		2,577,386,552	1	(1)	226,751,940	(231,281)	2,891,134	97,420	(101,925)	803,342	3,458,690

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

CANAAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019, 2020 and 2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net income (loss)	(1,034,510)	(215,094)	2,000,282	313,886
Adjustments for:
Revenue recognized on acceptance of cryptocurrency	—	—	(21,688)	(3,403)
Depreciation and amortization of property, equipment and software	13,704	11,852	11,009	1,728
Depreciation of operating lease assets	20,458	19,389	3,118	489
Foreign exchange gain	(9,636)	(14,094)	(9,668)	(1,517)
Provision of allowance for doubtful receivables	—	4,849	911	143
Deferred income tax benefits	—	—	(99,044)	(15,542)
Loss on disposal of property, equipment and software	—	96	47	7
Share-based compensation expense	270,242	2,950	491,461	77,120
Change in fair value of warrant liability	—	—	(190,178)	(29,843)
Investment income	(3,055)	(5,844)	(277)	(43)
Reduction in the carrying amount of the right-of-use assets	10,928	13,432	17,584	2,759
Interest of lease liabilities	1,746	1,938	1,613	253
Impairment charge to non-current financial investment	—	2,475	25	4
Impairment loss of cryptocurrency	—	—	1,061	166
Write-down of inventories	526,473	44,916	50,714	7,958
Changes in assets and liabilities:
Accounts receivable	20,815	(4,499)	6,761	1,061
Inventories	(157,326)	(93,760)	(787,554)	(123,584)
Prepayments and other current assets	(20,256)	(99,127)	(1,413,497)	(221,807)
Income tax receivable	27,054	—	—	—
Amount due from a related party	68	—	—	—
Other non-current assets	1,090	2,720	(426)	(67)
Prepaid interest expense and guarantee fee	7,873	(149)	246	39
Accounts payable	51,810	(61,643)	106,034	16,639
Notes payable	27,462	(13,499)	(13,963)	(2,191)
Contract liabilities	1,384	422,100	910,343	142,853
Income tax payable	(609)	—	148,719	23,337
Accrued liabilities and other current liabilities	(24,545)	29,591	247,940	38,907
Other non-current liabilities	—	8,020	(2,196)	(345)
Lease liabilities	(11,228)	(14,322)	(20,527)	(3,221)

Net cash provided by (used in) operating activities	(280,058)	42,297	1,438,850	225,786

Cash flows from investing activities:
Payment for short-term investments	(554,700)	(1,334,077)	—	—
Proceeds from disposal of short-term investments	546,750	1,288,540	62,663	9,833
Purchase of property, equipment and software	(8,380)	(2,176)	(37,708)	(5,917)
Proceeds from disposal of property, equipment and software	—	637	160	25
Payment for non-current financial investments	—	(2,500)	(20,000)	(3,138)

Net cash provided by (used in) investing activities	(16,330)	(49,576)	5,115	803

F-
8

CANAAN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2019, 2020 and 2021
(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	669,559	—	—	—
Payment for repurchase of ordinary shares	—	(23,915)	(103,543)	(16,248)
Prepayment under share repurchase agreement	—	(16,146)	(573)	(90)
Proceeds from issuance of ordinary shares upon IPO, net of cost of issuance	544,122	—	—	—
Payment for cost of issuance	—	(6,879)	(5,705)	(895)
Proceeds from borrowings	200,000	152,000	—	—
Repayment of borrowings	(1,135,730)	(217,000)	(35,000)	(5,492)
Proceeds from resale of treasury stock	—	—	45,728	7,176
Repurchase for tax withholdings on vesting of restricted share units	—	—	(24,508)	(3,846)
Proceeds from issuance of ordinary shares and warrants	—	—	1,029,455	161,544

Net cash provided by (used in) financing activities	277,951	(111,940)	905,854	142,149

Net increase (decrease) in cash and cash equivalents, and restricted cash	(18,437)	(119,219)	2,349,819	368,738
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(1,927)	(9,823)	(13,919)	(2,184)
Cash and cash equivalents, and restricted cash at the beginning of year	545,210	524,846	395,804	62,110

Cash and cash equivalents, and restricted cash at the end of year	524,846	395,804	2,731,704	428,664

Supplemental disclosure of cash flow information:
Cash paid for interest	11,583	3,736	246	39
Cash paid for guarantee fee	7,145	—	—	—
Cash paid for income tax	3,510	—	433	68
Supplemental disclosure of non-cash investing and financing activities:
Transfer from inventory to operating lease assets	99,523	135,276	15,169	2,380
Transfer from operating lease assets to inventory	79,065	115,887	12,051	1,891
Mining equipment transfer from inventory to property, equipment and software	—	—	146,881	23,049
Accrued initial public offering related cost	7,493	—	—	—
Accrued tax withholdings on vesting of restricted share units	—	—	126,198	19,803
Revenue recognized on acceptance of cryptocurrency	—	—	21,688	3,403
Cryptocurrencies are collected by the Company as considerations for the Company’s mining activities, which are reported as non-cash transactions in the Company’s consolidated statements of cash flows.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities
Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale and lease of final mining equipment by integrating its IC products for Bitcoin mining and related components in the People’s Republic of China (the “PRC”) and other countries and regions.
As of December 31, 2021, the Company’s principal subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Equity interest held	Principal activities
Canaan Creative (HK) Holdings Limited	February 22, 2018	Hong Kong Special Administrative Region	100%	Research and development of ICs
Hangzhou Canaan Intelligence Information Technology Co., Ltd.	April 9, 2013	Hangzhou, China	100%	Research and development of ICs
Canaan Creative Co., Ltd.	April 1, 2013	Beijing, China	100%	Research and development of ICs
Langfang Creative Technology Co., Ltd.	May 15, 2014	Langfang, China	100%	Assembly of mining equipment and spare parts
Canaan Convey Co., Ltd.	November 2, 2017	Beijing, China	100%	International distribution of mining equipment and spare parts
Zhejiang Avalon Technology Co., Ltd.	December 5, 2017	Hangzhou, China	100%	Distribution of mining equipment and spare parts
Canaan Bright Sight Co., Ltd.	December 24, 2018	Beijing, China	100%	International distribution of AI products
Hangzhou Canaan Chuangxin Technology Co., Ltd.	December 26, 2018	Hangzhou, China	100%	Research and development of ICs
Canaan Creative (SH) Co., Ltd.	January 27, 2021	Shanghai, China	100%	Research and development of ICs
Canaan Creative International PTE. Ltd.	March 9, 2021	Singapore	100%	International distribution of mining equipment and spare parts

F-
10

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share
and
per share data, or as otherwise noted)

2.	Summary of significant accounting policies

(a)	Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.
The Company believes that accounting estimation of variable consideration for revenue recognition, warrant liability, valuation of deferred tax assets, write-down for inventories and prepayments, valuation and recognition of share-based compensation reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

F-1
1

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Consolidation
The Company’s consolidated financial statements include the financial statements of Canaan Inc. and its subsidiaries. All transactions and balances among Canaan Inc. and its subsidiaries have been eliminated upon consolidation.
Subsidiaries are those entities in which Canaan Inc. directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the Board of Directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(d)	Functional currency and foreign currency translation
The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of Canaan Inc. and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830,

Foreign Currency Matters
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
The financial statements of the Company are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of Canaan Inc. and its subsidiaries incorporated outside of PRC are translated into RMB using the applicable exchange rates at the balance sheet date, income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement.

(e)	Convenience translation
The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into

US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB
6.3726
on
December 3
0
, 2021, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2021, or at any other rate.

(f)	Warrant Liability
The freestanding warrants to purchase American Depositary Share (“ADSs”) at a future date were determined to be freestanding instruments that were accounted for as a liability. At initial recognition, the Company recorded the warrant liability on the consolidated balance sheets at its estimated fair value. The proceeds from issuance of ordinary shares and warrants are firstly allocated to warrant liability based on its fair value. The residual method is used to allocate the proceeds to shareholders’ equity. The warrant liability is subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrant liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the change in fair value of warrant liability on the consolidated statement of comprehensive income (loss).

(g)	Fair value of financial instruments
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-1
2

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

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
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, non-current
financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.
As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.
On a recurring basis, the Company measures its short-term investments and warrant liability at fair value.
The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2020	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments	—	62,386	—	62,386

As of December 31, 202 1	Level 1	Level 2	Level 3	Balance at fair value
Liabilities
Warrant liability	—	—	66,347	66,347

The Company values its investments in wealth management products based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.
The warrants are accounted for as a liability and remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term (Note
13
).

(h)	Cash and cash equivalents
Cash and cash equivalents include cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,
	2020	2021
RMB denominated bank deposits with financial institutions in the PRC	110,241	1,167,445
US dollar denominated bank deposits with financial institutions in the PRC	248,716	1,447,336
Others denominated bank deposits with financial institutions in the PRC	-	39,746
US dollar denominated bank deposits with overseas financial institutions PRC	32,352	29,498
Others denominated bank deposits with overseas financial institutions	1	317

Total	391,310	2,684,342

F-1
3

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The bank deposits, including term deposits and restricted cash, with financial institutions in the mainland of the PRC mainland, Hong Kong, United States and Singapore are insured by the government authorities up to RMB500, HKD500, USD250 and SGD75 per bank, respectively. The bank deposits including term deposits and restricted cash are insured by the government authorities with amounts up to RMB9,086 and RMB11,579 as of December 31,
2020
and 2021, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with
large financial institutions in the PRC mainland, Hong Kong, United States and Singapore with acceptable credit rating.

(i)	Restricted cash
Restricted cash includes cash that are not readily available for the Company’s normal disbursements. Restricted cash are primarily related to cash deposits with banks and financial institutions subject to legal restrictions (note 4), or required as part of collateral for the Company’s notes payable (Note 11) arrangements.

(j)	Short-term investments
Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investments at fair value and fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The change in fair value is recorded as investment income in the amount of
RMB3,055, RMB5,844 and RMB277
in the consolidated
statements of comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, respectively.

(k)	Accounts receivable
Accounts receivable are presented net of allowance for doubtful accounts. The Company uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.
The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. There is a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted.

(l)	Inventories
Inventories, consisting of finished goods, work in process, raw materials and goods in transit, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.
In accordance with ASC
855-
10
-55-1(b),
the Company considers all data available, including future demand and subsequent changes in product prices that may provide additional information about the valuation of inventories at the balance sheet date.

(m)	Cryptocurrency
Cryptocurrency is, by its nature, identifiable non-monetary assets that lack physical substance. Future economic benefit attributable to cryptocurrency is expected to flow to the Company because cryptocurrency can be exchanged to standard currencies on public trading platforms. Furthermore, the cost of the Company’s cryptocurrency assets can be measured reliably because cryptocurrency earned from mining activities can be measured with reference to the spot price to standard currencies on the date when they are earned.

F-1
4

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company accounts for the cryptocurrency received from mining as intangible assets with indefinite useful life in its consolidated balance sheets because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. The Company further adopts the cost model to account for its cryptocurrency and reviews its useful life and impairment at each reporting date in accordance with ASC 350 Intangibles—Goodwill and Other. The Company accounts for cryptocurrency at cost, instead of revaluing cryptocurrency at their fair value on each accounting reference date, because the latter model is subject to inherent and substantial volatility in the value of cryptocurrency from time to time.
Cost is calculated using the weighted average cost method. Gains or losses arising from the disposal of cryptocurrency are determined as the difference between the net disposal proceeds and the carrying amount of the cryptocurrency and are recognized in profit or loss on the date of disposal.
The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The recoverable amount of cryptocurrencies is based on the fair value less costs of disposal. The fair value of the cryptocurrencies is determined by using the quoted price on the cryptocurrencies platform website well recognized by the block chain users.
During the year ended December 31, 2021, the Company recognized impairment loss of RMB1,061 on cryptocurrency, which is included in general and administrative expenses in the consolidated statements of comprehensive income (loss).

(n)	Operating lease assets
Operating lease assets consist of lease contracts for mining equipment for Bitcoin mining with customers, which are reclassified from inventories at the beginning of lease period. Operating lease assets are recorded at cost less accumulated depreciation and impairment losses. Depreciation is provided using a straight-line method over the estimated economic lives which is generally 18 months. Depreciation expenses are included in costs of revenues. The
Company
monitors accounting estimates relating to the depreciation period. Changes made to estimates are reflected in depreciation expense on a prospective basis. As of December 31, 2020 and 2021, the Company did not have any operating lease assets
.

( o )	Property, equipment and software
Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization is calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives and the lease terms
Computers and electronic equipment	3 to 5 years
Mechanical equipment	5 years
Mining equipment	1.5 years
Motor vehicles	5 years
Software	3 years

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

( p )	Non-current financial investment
The Company’s
non-current
financial investment include an equity investment without readily determinable fair value, and over which the Company has neither significant influence nor control through investments in common stock or in-substance
common stock, and is measured and recorded using a measurement alternative that measures the non-current
financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of the Company’s non-current
financial investment measured under cost minus impairment were RMB25 and RMB20,000 as of December 31, 2020 and 2021.
During the year ended December 31, 2020 and 2021, the Company recognized impairment charge of RMB2,475 and RMB25 recorded in other income, net.

F-1
5

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(q)	Impairment of long-lived assets
For other long-lived assets including property, equipment and software, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(r)	Contract liabilities
Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenues when revenue recognition criteria are met.
The prepayments received from customers as of December 31, 2020 and 2021 was RMB430,388 and RMB1,340,731, respectively. The revenue recognized during the years ended December 31, 2019, 2020 and 2021 for the beginning balance of contract liability was RMB6,904, RMB8,008 and RMB424,426, respectively and the significant increase was mainly due to increased down payments for the sales orders of mining equipment to be delivered in 2022. The balance as of December 31, 2021 is expected to be recognized as revenues within one year.

(s)	Revenue from contracts with customers (ASC 606)
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.
Products revenue
The Company generates revenue primarily from the sale of mining equipment directly to a customer, such as a business or individual engaged in Bitcoin mining activities. As the Bitcoin price fluctuates, the Company may adjust the selling price of mining equipment on a weekly basis, as customers are only willing to pay for machines based on their ability to recover their investment through mining Bitcoin over a relatively short period of time. The Company’s sales arrangements usually require a full prepayment before the delivery of products. The Company started to offer credit sales to certain significant, long-standing customers in the PRC from 2018 to September 2020. The payment terms under credit sales generally consist of 50% down payment and 50% subsequent payments over a period of 90 to 180 days. With the adoption of a more dynamic pricing strategy, the Company expects to accept a lower amount of consideration (as compared to fixed and promised consideration that is set out in the sales contracts) from its credit sales customers if the price of Bitcoin decreases in the post-sale period; hence providing implicit price concession to these customers and the ultimate amount of price concessions to be provided to these credit sales customers is highly dependent on the changes of Bitcoin prices.

Revenues from product sales are recorded at the net sales price (transaction price), which includes an estimation of variable consideration which primarily results from implicit price concessions on credit sales. The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Company will adjust these estimates, which would affect revenue and earnings in the period when such changes are known. With respect to the determination of variable consideration resulting from the amount of implicit price concession, since the Bitcoin market price is volatile and unpredictable and changes of Bitcoin price, will greatly affect the implicit price concessions to be provided by the Company to its credit sales customers, the Company historically has not been able to overcome the constraint on variable consideration at the time of product sale or at subsequent period-end
dates until the Company has knowledge about the resolution of the uncertainty through payment by the customer. The Company uses all the subsequent information to the date of issuance of the financial statements to adjust the estimated variable consideration for the periods presented, representing updated information on the best estimate of the amount of transaction price that is probable of being received and therefore not constrained as of period-end.
The Company will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2019, 2020 and 2021, the Company recognized price concessions provided to its customers in the amounts of RMB22,392, RMB11,455 and nil, respectively.
During the year ended December 31, 2021, the adjustment to the previously estimated variable considerations was nil (years ended December 31, 2019 and 2020: RMB27,719 and RMB14,685). The Company did not provide price concessions to customers in 2021.

F-1
6

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or shipped to the Company’s customers.
The Company
offers a standard product warranty of 360 days that the product will operate under normal use. At the time revenue is recognized,
an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was RMB1,310, RMB764 and RMB28,826 for the years ended December 31, 2019, 2020 and 2021, respectively.
Services revenue
The Company also generates a small portion of revenue from its maintenance services under separate contracts. Revenue from the maintenance service to the customer is recognized when the related services have been rendered to the customers.
Mining revenue
The Company performs mining activities with its own mining equipment to earn cryptocurrency reward. The Company recognizes revenue when it earns the cryptocurrency as a result of its mining activity. The amount of revenue recognized is measured with reference to the spot price of the cryptocurrency to standard currencies on the date when it is earned.

(t)	Revenue from lease arrangements as lessor (ASC 842, Lease)
From July 2019, the Company started to generate revenue from the leases of mining equipment for Bitcoin mining to its customers. The leases cannot generally be extended or terminated at the customer’s discretion. However, upon the mutual agreement of the parties, the leases can be early terminated after three months. Rental charges are computed based on a time rate of machine’s type and rental period. The leases of mining equipment meet the classification of operating leases, and revenues from operating leases are recognized on a straight-line basis over the contract terms. The Company ceased leasing mining equipment in the the second quarter of 2021.

( u )	Value-added-tax (“VAT”) recoverable and surcharges
Value added tax recoverable represent amounts paid by the
Company
for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12%
 of

the

value-added-tax

paid depending on the taxpayer’s location.

(v)	Cost of revenues
Amounts recorded as cost of revenues relate to direct expenses incurred to generate revenue. Such costs are recorded as incurred. Cost of revenues primarily consists of product costs, including costs of raw material, contractual manufacturers for production, labor costs, shipping and handling costs, manufacturing and depreciation, warehousing costs and slow-moving, obsolete inventories write-downs, prepayments write-downs and tax surcharges.

(w)	Research and development expenses
Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred.

( x )	Sales and marketing expenses
Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel.
Advertising expense are expensed as incurred and included in selling and marketing expenses. The advertising expenses were RMB2,377, RMB3,701 and RMB4,461 for the years ended December 31, 2019, 2020 and 2021, respectively.

F-1
7

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(y)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and depreciation in associated with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees.

(z)	Government grants
Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “Other income, net” when received. Total government grants received were RMB24,926, RMB32,499 and RMB5,699 for the years ended December 31, 2019, 2020 and 2021, respectively.

(aa)	Lease arrangement as lessee
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

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms.

(ab)	Employee social security and welfare benefits
Employees of the Company in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income (loss)
amounted
to RMB23,026, RMB14,919 and RMB27,740 for the years ended December 31, 2019, 2020 and 2021, respectively.

(ac)	Income taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all deferred income tax asset will not be realized in the foreseeable future.

F-1
8

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company evaluates its uncertain tax positions using the provisions of ASC
740-10,
Income Taxes
, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is ‘‘more likely than not’’ to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

(ad)	Share-based compensation
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
A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Company calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period when the modification occurs. For awards not being fully vested, the Company recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.
Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Prior to the listing, estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from an independent valuation firm.

(ae)	Statutory reserves
The Company’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax
profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The
Company
is not required to make appropriation to other reserve funds and the
Company
does not have any intentions to make appropriations to any other reserve funds.

9

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.
There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company has not done so.
Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to Canaan Inc. in terms of cash dividends, loans or advances.
The Company
has made nil, nil and RMB113 appropriations to statutory reserve for the years ended December 31, 2019, 2020 and 2021, respectively.

(af)	Repurchase of share
The Company accounts for treasury stock using the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock.

(ag)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

(ah)	Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.
Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss). Accumulated other comprehensive loss of the Company include the foreign currency translation adjustments.

(ai)	Segment reporting
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.
F-
20

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

All the long-lived assets, net as of December 31, 2021 were located in the PRC, except for RMB146,881 long-lived assets, net were located in
Central Asia
. The Company’s revenue segregated by geographic region is disclosed below.

The geographical region of revenue generated is based on the location at which the goods delivered or the services were provided:

Geographic region	For the Years Ended December 31,
	2019	2020	2021
Mainland China	1,063,630	379,418	1,779,923
Kazakhstan	—	47,792	711,596
Cyprus	—	—	633,322
Canada	22,738	162	402,489
Australia	3,591	114	361,377
United States of America	46,045	3,528	312,722
Thailand	171	31	289,013
Sverige	326	8	152,127
Hong Kong Special Administrative Region	11,216	12,301	87,971
Japan	236,206	—	3
Other foreign countries	38,700	4,332	256,163

Total	1,422,623	447,686	4,986,706

(aj)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Company:
In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance on January 1, 2021 and it did not have a material effect on the Company’s consolidated financial statements.

ii.	New and amended standards not yet adopted by the Company:
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU
2016-13”).
ASU 2016-13 was further amended in November 2018 by ASU 2018-19 and in November 2019 by ASU 2019-10. This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. The guidance is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards for the fiscal year beginning after December 15, 2022. The Company is currently evaluating the impact.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions and amending and clarify existing guidance. The guidance is effective for public business entities for annual reporting periods, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The standard is effective for the Company for fiscal years beginning after 15 December 2021, and interim periods within fiscal years beginning after 15 December 2022. Early adoption is permitted. The Company adopted this guidance on January 1, 2022 and it did not have a material effect on the Company’s consolidated financial statements.

F-2
1

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in this Update are effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company does not plan to early adopt the new guidance and will assess the impact before adoption.

3.	Risks and concentration

(a)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Company places its cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality.
The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Accounts receivable are unsecured and are derived from revenue earned through
customers. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.
As of December 31, 2020 and 2021, accounts receivable were RMB7,128 and RMB367, respectively.
Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2020		2021
Customer A	96%			*
Customer B		*	52%

*	Less than 10%
Customers which contributed more than 10% of total revenue are as below:

	For the Years Ended December 31,
	2019		2020	2021
Customer C		*	29%		*
Customer D		*	*	18%
Customer E	17%		*		*
Customer F		*	16%		*

*	Less than 10%

F-2
2

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Supplier concentration
The Company purchased integrated circuits, an important component of its products, mainly from one supplier for the years ended December 31, 2019.
For the year ended December 31, 2020, the Company’s purchases of its integrated circuits mainly from two suppliers.
For the year ended December 31, 2021, the Company’s purchases substantially all its integrated circuits from one supplier.
Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.
4.	Restricted cash
In December 2021, cash balance of RMB47,362 was temporarily restricted by a bank from access to the bank account during the restriction period. The restriction was subsequently released in April 2022.

5 .	Inventories
Inventories consist of the following:

	As of December 31,
	2020	2021
Raw materials	195,939	429,208
Finished goods	26,963	304,801
Work in process	2,620	78,354

Total	225,522	812,363

During the years ended December 31, 2019, 2020 and 2021, the Company recorded write-down of RMB526,473, RMB44,916 and RMB50,714 for the obsolete inventories in cost of revenues, respectively.

F-2
3

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

For the years ended December 31, 2019, 2020 and 2021, at the beginning of lease period, the inventories reclassified to operating lease assets were RMB99,523, RMB135,276 and 15,169, respectively. At the end of lease period, the operating lease assets with net book value of RMB79,065, RMB115,887 and
R
MB
12,051 were reclassified to inventories. Depreciation expense of operating lease assets of RMB20,458, RMB19,389 and

RMB
3,118
was recorded in the cost of revenues for the year ended December 31, 2019, 2020 and 2021. The Company ceased the asset lease business in 2021 as a result of the restriction of mining activities in the PRC.

6 .	Prepayments and other assets
The current and
non-current
portions of prepayments and other assets consist of the
following
:

	As of December 31,
	2020	2021
Prepayments and other current assets
Prepayments to vendors (Note a)	203,063	1,427,820
VAT recoverable	87,879	260,571
Prepayment for repurchase of ordinary shares	15,825	15,901
VAT refund for export sales (Note b)	5,510	14,041
Others (Note c)	4,089	10,694

	316,366	1,729,027

Other n on-current assets
Rental and other deposits	2,530	2,956

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry service. The Company also records a provision for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2019, 2020 and 2021, the Company recorded a write-down of

RMB202,522, nil and nil for the prepayment to third-party suppliers in cost of revenues. As of December 31, 2020 and 2021, the
Company
’s purchase obligation to third-party suppliers for foundry service was RMB121,015 and

RMB
917,346 respectively.
Note b: Canaan Convey Co., Ltd. is entitled to VAT refund for its export sales.
Note c: During the years ended December 31, 2019, 2020 and 2021, the
Company

recorded provision of allowance for other receivables of nil, RMB4,606 and RMB5,517, respectively.

7.	Cryptocurrency

As of December 31, 2021
Gross carrying amount	21,371
Less: Impairment of cryptocurrency	(1,061)

Net	20,310

F-2
4

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

8.	Property, equipment and software
Property, equipment and software consist of the following:

	As of December 31,
	2020	2021
Cost:
Mining equipment	—	146,881
Computers and electronic equipment	14,540	27,492
Leasehold improvements	17,130	21,412
Mechanical equipment	1,181	7,694
Software	1,955	5,438
Construction in progress	1,325	665
Motor vehicles	461	470

Total cost	36,592	210,052
Less: Accumulated depreciation and amortization	(24,399)	(24,486)

Property, equipment and software, net	12,193	185,566

Depreciation and amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	For the Years Ended December 31,
	2019	2020	2021
General and administrative expenses	8,062	7,680	6,439
Research and development expenses	3,662	3,874	2,826
Cost of revenues	1,899	217	1,715
Sales and marketing expenses	81	81	29

Total	13,704	11,852	11,009

9.	Leases
The Company leases facilities under
non-cancellable
operating leases expiring on different dates. The terms of substantially all these leases are three years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Company’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2019	2020	2021
Lease cost:
Reduction in the carrying amount of ROU assets	10,928	13,432	17,584
Interest of lease liabilities	1,746	1,938	1,613
Expenses for short-term lease within 12 months	605	505	443

Total lease cost	13,279	15,875	19,640

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2019	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	11,228	14,322	20,739
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	5,516	36,672
Reductions to ROU assets resulting from reductions to lease obligations:
Operating leases	—	427	2,590

F-2
5

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020	2021
Weighted-average remaining lease term
Operating leases	1.2 year	1.3 year	2.4 year
Weighted-average discount rate
Operating lease	7.14% per annum	6.73% per annum	5.17% per annum

(d)	Maturities of lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2021

2022	14,917
2023	13,867
2024 and thereafter	4,222
Total undiscounted lease payments	33,006
Less: imputed interest	(1,895)

Total lease liabilities	31,111

Amounts due within 12 month s	14,819
Non-current lease liability	16,292

10.	Short-term debts

	As of December 31,
	2020	2021
Short-term bank loans	34,754	—

During the years ended December 31, 2020, the Company entered into certain short-term loan agreements with various banks with aggregated principal amount of RMB200,000 with interest rates ranging from 4.35% to 4.79% per annum and RMB152,000 with interest rates ranging from 2.70% to 2.85% per annum, respectively. As of December 31, 2020, the aggregated outstanding principal amounts under these agreements were

RMB35,000 bearing interest rate 2.84%
per annum. The Company repaid the full balance in 2021.

1 1 .	Notes payable
Notes payable represent payables in the form of notes issued by the Company. The notes are endorsed by banks to ensure that noteholders will be paid upon maturity. The Company is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of December 31, 2020. Such required cash deposit o
f RMB4,494
was classified as restricted cash on the consolidated balance sheet as of December 31, 2020. No such balance of cash deposit was restricted as of December 31, 2021.

F-2
6

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

12.	Accrued liabilities and other liabilities

	As of December 31,
	2020	2021
Accrued liabilities and other current liabilities
VAT payable	—	128,939
Withholding tax payables due to restricted share units (Note a)	—	126,198
Salary and welfare payable	25,148	118,712
Other tax payables	874	19,128
Warranty reserve (Note b)	—	18,026
Customer refund	—	10,738
VAT received from customers related to contract liabilities	28,958	2,427
Rental deposits	4,011	2,120
Refund from depository bank – current	2,060	2,013
Others	2,292	9,093

Total	63,343	437,394

Other n on-current liabilities
Refund from depository bank – non-current	8,020	5,824

Note a: Upon vesting of the restricted share units, the Company withholds the shares to cover the statutory withholding requirement. As of December
 31 2021, RMB126,198
was withheld on behalf of the employee and was subsequently remitted to the tax authority in January 2022.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.
Movement of provision for warranty is as follows:

For the year ended December 31, 2021
Accrued warranty—beginning of year	—
Accrual for warranties issued during the year	28,826
Warranty claims paid	(10,800)
Accrued warranty—end of year	18,026

13. Warrants
In connection with the issuance of ordinary shares (Note 14) in May 2021, the Company also issued warrants to the investors, which entitle the investors to purchase up to an aggregate of 4,047,620 ADS (representing 60,714,300 Class A ordinary Shares) at $16.38 per ADS (representing $1.09 Class A ordinary share). Also, the Company issued warrants to two placement agents, which entitle them to purchase up to an aggregate of 674,603 ADSs (representing 10,119,045 Class A ordinary shares) at $15.75 per ADS (representing $1.05 Class A ordinary share). The warrants are all outstanding as of December 31, 2021. The warrants are all outstanding as of December 31, 2021 and total of 70,833,345 ordinary shares are accounted as treasury stocks.

The Company classified the warrants as warrant liability. At initial recognition, the Company recorded the warrant liability on the consolidated balance sheet at its estimated fair value and subsequently remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions as below:

For the Year Ended December 31, 2021
Risk Free Rate	0.37%-0.81%
Volatility	131.47%-127.93%
Expected dividend yield	0%
Expected term	2.3 years-3 years

F-2
7

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The risk-free rate of return was estimated based on the yield of US Treasury Strip with a maturity life equal to the remaining maturity life of the Warrants as of the Valuation Date. The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the expected term of the Company’s warrant liability. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the warrant liability.
The fair value of the warrant liability was US$39,877 (equivalent to RMB258,782) at the issuance date and US$10,406 (RMB66,347
)
as of December 31, 2021. The change of RMB190,178 in the fair value of the warrant liability for the year ended December 31, 2021 was recognized in the consolidated statements of comprehensive income (loss).

14.	Ordinary shares
On March 23, 2018, Canaan Inc. was incorporated as an exempted company with limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each. In June 2018, the authorized share capital of US$50,000, which represented 500,000,000 issued shares, was subdivided into 1,000,000,000,000 shares of a par value of US$0.00000005 each.
In February 2019, the Company issued 222,222,222 ordinary shares to existing shareholders at a price of US$0.45 per share for a total cash consideration of US$100 million. Out of the 222,222,222 ordinary shares issued, 403,157 issued ordinary shares were contributed by the then existing shareholders to the Trust for future share awards (Note 1
5
).

On November 21, 2019, the Company completed its IPO and became listed on the Nasdaq Global Market by issuing 10,000,000 ADSs at the price of US$9.00 per ADS for total gross proceeds of US$90 million. Each ADS represents 15 Class A ordinary shares.
Upon the completion of the Company’s IPO, the Company’s authorized share capital was re-designated
into Class A ordinary shares and Class B ordinary shares, Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote
and each Class B ordinary share is entitled to
fifteen votes
. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A ordinary shares voting as a separate class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares under certain circumstances, including any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder.
Effective November 25, 2020, the Board of Directors approved conversion of 45,000,000 Class B ordinary shares into 45,000,000 Class A ordinary shares.
On May 3, 2021, the Company issued 13,492,065 ADSs (202,380,975 Class A ordinary shares) to certain institutional investors for RMB1,029,455, net of issuance cost. The Company also issued to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (60,714,300 Class A ordinary shares). Also, the Company issued warrants to two placement agents, which entitles them to purchase up to an aggregate of 674,603 ADSs (10,119,045 Class A ordinary shares). The Company classified the warrants as warrant liability and the fair value of the warrant liability was RMB258,782 as of the issuance date, the residual proceeds of RMB770,673 was allocated to the Company’s ordinary shares. (Note 13)

As of December 31, 2021, the authorized ordinary shares are 1,000,000,000,000, of which 2,804,138,492 shares were issued and 2,577,386,552 shares were outstanding. These outstanding shares consist of (1) 2,265,762,108 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

1 5 .	Treasury stocks
2018 Equity Incentive Plan

In April 2018, the Company established a trust to hold 51,624,000 of the Company’s issued ordinary shares. These ordinary shares were contributed by the
Co-Founders
and employees and held in a trust (the “Trust”) for the benefit of the employees who are under the 2018 Equity Incentive Plan (Note 1
6
).
In February 2019, 403,157 issued ordinary shares were contributed by the then existing shareholders to the Trust for future share awards.
The ordinary shares issued to the Trust are accounted for as treasury stocks of the Company and presented as such for all periods presented. The Trust does not hold any other assets or liabilities as of
 December 31, 2020 and 2021, nor earn any income nor incur any expenses for the years ended December 31, 2019, 2020 and 2021.

F-2
8

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

Upon the completion of the Company’s IPO in November 2019, 13,928,205 restricted share units and 16,000,000 restricted ordinary shares that have been vested under the 2018 Equity Incentive Plan (Note 1
6
) were transferred from treasury stocks to ordinary shares.
In 2020, 4,002,052 restricted share units were transferred from treasury stock to ordinary shares. For the year ended December 31, 2021, 5,757,945 restricted share units that have been vested were transferred from treasury stock to ordinary shares under the 2018 Incentive Plan (Note 16).
As of December 31, 2021, 12,338,955 issued ordinary shares are accounted as treasury stocks.
Amended 2018 Plan

In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”) (Note 16). In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. For the year ended December 31, 2021, 95,816,325 restricted share units that have been vested were transferred from treasury stock to ordinary shares under the Amended 2018 Plan. Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the year ended December 31, 2021, the Company withheld 33,255,495 Class A ordinary shares for RMB150,706 and sold 13,043,895 Class A ordinary shares for RMB45,728. The Company did not retire any of the repurchased Class A ordinary shares. As of December 31, 2021, 83,097,225 issued ordinary shares are accounted as treasury stocks.
Share Repurchase Program
Effective September 9, 2020, the Board of Directors approved a share repurchase program to repurchase in the open market up to
US$10
million worth of its outstanding (i) ADS each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 22, 2020 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules.
During the year ended
December 31, 2020, total of 1,719,946 outstanding ADSs (25,799,190 shares) were repurchased but have not been retired with a total consideration of RMB23,915, which is shown as treasury stock (Note 2(a
f
)).
Effective September 19, 2021, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of its outstanding (i) American Depositary Share (“ADS”) each representing 15 Class A ordinary shares, and or (ii) Class A ordinary shares over the next 12 months starting from September 20, 2021 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules.

During the year ended December 31, 2021, total of 2,312,215 outstanding ADSs (34,683,225 shares) were repurchased but have not been retired with a total consideration of RMB103,543, which is shown as treasury stock (Note 2(af)).
As of December 31, 2021, a total of 60,482,415 repurchased ordinary shares are accounted as treasury stocks.

1 6 .	Share-based compensation
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

On November 22, 2017, Canaan Chaoxin approved the establishment of 2017 Equity Incentive Plan (the “2017 Plan”) with the purpose of which is to provide restricted share units (“RSUs”) to its employees. In November 2017, Canaan Chaoxin granted 71,200,000 RSUs to Company’s employees at an exercise price of RMB0.015 per share under the 2017 Plan, among which, 39,170,000 RSUs are vested immediately on the grant date, 30,030,000 RSUs contain two or four service years of the employees and the remaining 2,000,000 RSUs shall be vested upon occurrence of IPO.

9

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

As part of
the reorganization to facilitate the offshore financing in 2018, the Board of Directors of the Company approved the 2018 Equity Incentive Plan (the “2018 Plan”) on April 25, 2018
, which assumed Canaan Chaoxin’s obligations and duties under the share awards granted by Canaan Chaoxin. As a result, the unvested RSUs granted by Canaan Chaoxin under 2017 Plan were replaced with RSUs of the Company. Such new RSUs replaced the RSUs granted under Canaan Chaoxin’s existing RSUs in its entirety by exchanging of the RSU granted by Canaan Chaoxin for the RSU of the Company while maintaining their respective terms and vesting schedules unchanged except for the addition of performance condition of IPO. This resulted in a probable to improbable (Type II) modification, and no incremental fair value would be recognized unless and until vesting of the award under the modified conditions becomes probable. Since this modification was not beneficial to its employees, no incremental value was resulting from the modification. The Company recognized compensation cost equal to the award’s original grant-date fair value when the original vesting conditions are satisfied, regardless of whether the modified IPO condition is satisfied.
Also on April 25, 2018, some employees
who are under the 2016 Plan entered into share award replacement agreement (the “Replacement Agreement”) with the Company under which a total of
19,594,000
ordinary shares of the Company held by the employees became restricted and shall be vested upon IPO of the Company.
If the employee voluntarily and unilaterally terminates his employment/service contract with any Company entities or his employment, the unvested restricted shares shall automatically lapse
. Deferred share-based compensation was measured for the restricted shares using the estimated fair value of the Company’s ordinary shares at the date of imposition of the restriction in April 2018, and the compensation cost for the restricted shares shall be recognized upon occurrence of IPO.

As of December 31, 2018, there were 17,594,000 restricted shares outstanding.
Upon completion of the Company’s IPO in November 2019, 2,000,000 RSUs with IPO condition and 16,000,000 restricted ordinary shares were immediately vested and related share-based compensation expenses amounted to RMB44,789 were recognized.
In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”). Under the Amended 2018 Plan, in April 2021 and on every January 1 thereafter during which the 2018 Plan remains in effect, the maximum aggregate number of Class A
o
rdinary
s
hares which may be subject to awards under the 2018 Plan will be automatically increased by 15.0% of the total number of Class A
o
rdinary
s
hares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated Class A
o
rdinary
s
hares which may be issuable under the 2018 Plan account for less than 3% of the then total issued and outstanding Class A
o
rdinary
s
hares. In May and September 2021, the
Compan
y

issued
94,927,065
Class A
ordinary shares and 63,774,885
Class A ordinary

shares, which were then reserved under the Amended 2018 Plan. In 2021, the Company granted 236,768,940 RSUs and 114,000,000 options to Company’s employees under the Amended 2018 Plan. For the year ended December 31, 2021, 95,816,325 restricted share units were transferred from treasury stock to ordinary shares upon vesting under the Amended 2018 Incentive Plan.

(a)	Restricted share units
The following table summarizes the RSUs activity for the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted average grant date fair value
		RMB
Outstanding a s of December 31, 2018	32,030,000	1.55

Forfeited	(2,368,461)	1.51
Vested	(13,928,205)	1.59

Outstanding a s of December 31, 2019	15,733,334	1.51

Forfeited	(2,691,282)	1.51
Vested	(4,002,052)	1.51

Outstanding a s of December 31, 2020	9,040,000	1.51

Granted	236,768,940	3.74
Forfeited	(6,991,000)	3.10
Vested	(101,574,270)	2.15

Outstanding a s of December 31, 2021	137,243,670	4.81

F-
30

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

In 2021, the Company granted 236,768,940 RSUs to the Company’s employees under the Amended 2018 Plan. The Company used closing price of ordinary share to determine the fair value of the RSUs after completion of the Company’s IPO.
As of December 31, 2021, there was RMB519,951 unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 34.33 months.

(b)	Share options
The following table summarizes the share options for the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted-Average per Share Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		RMB	Years	RMB
Outstanding a s of December 31, 2018, 2019 and 2020	—	—	—	—

Granted	114,000,000	4.90	—	—

Outstanding a s of December 31, 2021	114,000,000	4.90	9.10	—
Expected to vest a s of December 31, 2021	94,677,000	4.90	9.10	—
Exercisable a s of December 31, 2021	—	—	—	—

The aggregate intrinsic value as of December 31, 2021 in the table above represents the difference between the fair value of the Company’s ordinary share on
 December 31, 2021 and the exercise price.
The fair values of the share options granted by the Company to employees for the year ended December 31, 2021 are as follows:

For the Year Ended December 31,
2021

Weighted average grant date fair value of option per share	6.63
Aggregate grant date fair value of options	465,553

As of December 31, 2021, there was RMB332,754 unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 27.39 months.
The assumptions used to estimate the fair values of the share options granted were as follows:

	For the Year Ended December 31,
	2021
Risk-free rate of return (1)		1.25% to 1.85%
Dividend yield (2)		0%
Expected volatility (3)		136.91% to 142.01%
Expected term (4)		10 years
Exercise multiple (5)		2.80
Fair value of ordinary share	US$	3.78 to US$17.51

1)	The risk-free rate of return was estimated based on the yield of US Strip Bond with a maturity life equal to the remaining maturity life of the Company’s options as of the valuation date.

2)	Dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

3)	The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the contract life of the Company’s options.
4)	Expected term is the contract life of the option.

5)
The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.

F-3
1

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Restricted ordinary shares
The following table summarizes the restricted ordinary shares activity under Replacement Agreement for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value
		RMB

Outstanding a s of December 31, 2018	17,594,000	2.56

Forfeited	(1,594,000)	2.56
Vested	(16,000,000)	2.56

Outstanding as of December 31, 2019, 2020 and 2021	—	—

The Company
used income approach involving applying appropriate discount rates to estimated cash flows that are based on earnings forecast and discount for lack of marketability to determine the fair value of the restricted ordinary share at the date of imposition of the restriction in April 2018 with assistance from an independent valuation firm.
For the year ended December 31, 2020 and 2021, there was no outstanding restricted ordinary shares.

(d)	Other share-based compensation
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

1 7 .	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax
One of the Company’s subsidiaries incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2019, 2020 and 2021. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

(c)	PRC Enterprise Income Tax (“EIT”)
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.
Canaan Creative Co., Ltd. (“Canaan Creative”) obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019. Therefore, Canaan Creative is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.
Hangzhou Canaan Intelligence Information Technology Co., Ltd. (“Hangzhou Canaan”)
obtain
ed its HNTE certificate with a valid period of three y
ears
in 2019, and therefore is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, in accordance with Caishui (2012) No. 27 issued by the State Tax Bureau on April 20, 2012, Hangzhou Canaan is qualified as an integrated circuit enterprise and enjoying a
5-year
tax holiday (two year full exemption followed by three year half reduction) beginning from 2016 after utilizing all prior years’ tax losses. Therefore, Hangzhou Canaan is eligible to enjoy a preferential tax rate of 0% from 2016 to 2017 and 12.5% from 2018 to 2020.

F-3
2

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company’s other
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
As of December 31, 2020 and 2021, the aggregated amount of undistributed earnings of the
Company
entities located in the PRC that are available for distribution to the Company were RMB701,633 and RMB1,192,746, respectively. The
Compan
y
plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the
PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2020 and 2021.
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2019	2020	2021
PRC statutory income tax rates	(25.0)%	(25.0)%	25.0%
Permanent book-tax difference	3.3%	(4.5)%	1.4%
Share-based compensation	5.8%	0.2%	3.4%
Super deduction of R&D expense	(1.5)%	(5.7)%	(2.6)%
Others	(1.0)%	1.0%	0.6%
Different tax rates in other jurisdictions	0.4%	2.0%	(2.2)%
Effect of tax holiday	8.4%	4.4%	(7.8)%
Change in valuation allowance	12.9%	23.1%	(14.0)%

Total	0.0%	0.0%	2.4%

Effects of tax holidays entitled by the PRC subsidiaries	(87,043)	(9,553)	160,246
Effects of tax holidays entitled by the PRC subsidiaries on basic (loss) earnings per Class A and Class B ordinary share (RMB cent per share)	(4.04)	(0.41)	6.35

Composition of income tax expense (benefit)
The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive income (loss) are as follows:

	For the Years Ended December 31,
	2019	2020	2021
Current income tax expense	—	—	149,152
Deferred income tax benefits	—	—	(99,044)

Income tax expense	—	—	50,108

F-3
3

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
Deferred tax assets
Tax losses carried forward	286,044	102,239
Write-down of inventories	16,840	10,771
Warranty reserve	—	2,704
Allowance for doubtful accounts	1,744	1,314
Unrealized gain from intracompany sale	162	—

Subtotal	304,790	117,028
Less: Valuation allowance	(304,790)	(17,984)

Deferred tax assets	—	99,044

As of December 31, 2020 and 2021, the Company had tax loss carry forwards of approximately RMB1,762,521 and RMB437,187, which mainly arose from its PRC subsidiaries and to a less extent from its HK subsidiary.
Most of the
PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years.
As of December 31, 2021, the had net operating loss carry forwards of RMB84,255 attributable to the PRC mainland and Hong Kong subsidiaries.

The net operating loss carryforwards
by the PRC mainland companies will expire
 in varying amounts between 2022 and 2031.
Tax losses of RMB84,255 will expire, if unused, by 2025 and thereafter. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for tax loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize part or all its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.
As of December 31, 2020 and 2021, valuation allowances of RMB304,790 and RMB17,984 were provided because it was more likely than not that the Company will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.
Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2019	2020	2021
Beginning balance	119,065	254,039	304,790
Additions (decreases) during the year	134,974	50,751	(286,806)

Ending balance	254,039	304,790	17,984

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

F-3
4

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

1 8 .	Related party transactions
For the years ended December 31, 2019, 2020 and 2021, the related party transactions are as follows:

	For the Years Ended December 31,
	2019	2020	2021
Transaction amount with related parties
Disposal of motor vehicles	—	637	—

	—	637	—

As of December 31, 2020 and 2021, there are no related party balances.

19.	Basic and diluted earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Years Ended December 31,
	2019	2020	2021
Basic earnings (loss) per share calculation
Numerator:
Net income (loss)	(1,034,510)	(215,094)	2,000,282

Denominator:
Weighted-average ordinary shares outstanding	2,153,172,769	2,345,703,779	2,521,667,815

Net earnings (loss) per Class A and Class B ordinary share (RMB cent per share)	(48.05)	(9.17)	79.32

	For the Years Ended December 31,
	2019	2020	2021
Diluted earnings (loss) per share calculation
Numerator:
Net income (loss)	(1,034,510)	(215,094)	2,000,282

Denominator:
Weighted-average ordinary shares outstanding	2,153,172,769	2,345,703,779	2,521,667,815
Add: weighted-average RSUs	—	—	54,489,432

Weighted-average number of shares used in calculating diluted earnings (loss) per Class A and Class B ordinary share	2,153,172,769	2,345,703,779	2,576,157,247

Diluted earnings (loss) per Class A and Class B ordinary share (RMB cent per share)	(48.05)	(9.17)	77.65

F-3
5

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Weighted-average RSUs	13,923,725	10,710,636	—
Share options	—	—	114,000,000
Warrants	—	—	70,833,345

20.	Contingencies
On March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against the Company, certain officers and directors of the Company, among others. The complaint alleges that the Form
F-1
registration statement, initially filed with the Securities and Exchange Commission on October 28, 2019, contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against the Company and certain officers and directors of the Company. On June 1, 2020, the Company filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, the Company filed a motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, the Company filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, plaintiffs’ motion for leave to file a second amended complaint has been denied as futile, and plaintiffs’ claims have been hereby dismissed with prejudice, and the Court has closed the motion. As of the date of this annual report, we are waiting to see whether plaintiffs will appeal the Court’s decision within 30 days of entry of judgment.
On April 15, 2021, a new putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain officers of the Company. The complaint alleges that the Company’s press release issued in February 2021 about increased visibility into revenue and the size and quality of orders the Company was receiving were materially false and misleading. Plaintiff claims that the truth about the Company’s revenue was revealed in April 2021, when the Company announced its latest financial results. On December 14, 2021, the Court so-ordered this stipulation. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges the Company’s November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of the Company’s chief executive officer in an article published by Decrypt contained false and misleading statements regarding the pre-sale orders the Company had received and the Company’s ability to secure sufficient chip supply to meet the increasing demand for mining machines. ,On April 8, 2022, the Company filed a motion to dismiss the amended complaint.
The management of the Company believes that there are defenses to one or more of the claims asserted in the lawsuits. The management of the Company has engaged counsel with the intention to vigorously defend these lawsuits. At the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of these lawsuits, or reasonably estimate a range of possible losses, if any, given the early stage of these lawsuits. Therefore, no contingent liabilities have been recorded by the Company as of December 31, 2021 in respect of these lawsuits.
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

F-3
6

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

22.	Subsequent events
Effective March 15, 2022, the Board of Directors has authorized a share repurchase program under which the Company may repurchase up to US$100 million worth of its outstanding (i) ADSs, each representing 15 Class A ordinary shares, and or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022.
From late March 2022, the assembly factory in Langfang city in the PRC was temporary shut down due to the COVID-19 pandemic. As a result, the product assembly or shipment was suspended. Given the dynamic nature of these circumstances, the reduced assembly volume, the delayed shipment quantity of the mining equipment, or the related financial impact cannot be reasonably estimated at this time. The impact would be reflected in the first half year of 2022. The Company will be continuously evaluating any further potential impact on business, results of operations and financial condition.

23.	Condensed financial information of the parent company
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
The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Receivables from subsidiaries”. The Parent Company, its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income (loss) from its subsidiaries is reported as “share of income (loss) from subsidiaries” in the condensed financial statements.
The Parent Company is a Cayman Islands company and, therefore, is not subject to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.
As of December 31, 2020 and 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.
For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income (loss) from its subsidiaries was reported as a share of income (loss) of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

F-3
7

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

Condensed Financial Information of the Parent Company
CONDENSED BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	147	30,860	4,843
Receivables from subsidiaries	442,491	3,501,544	549,468

Total current assets	442,638	3,532,404	554,311

Non-current assets:
Investments in subsidiaries	—	470	74

Total assets	442,638	3,532,874	554,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Refund from depository bank – current	2,060	2,013	316
Non-current liabilities:
Refund from depository bank – non-current	8,020	5,824	914
Warrant liability	—	66,347	10,411

Total liabilities	10,080	74,184	11,641

Shareholders’ equity:
Ordinary shares	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks	(23,915)	(231,281)	(36,293)
Additional paid-in capital	1,634,619	2,891,134	453,501
Statutory reserves	97,307	97,420	15,287
Accumulated other comprehensive loss	(79,780)	(101,925)	(15,994)
Retained earnings (accumulated deficit)	(1,195,673)	803,342	126,243

Total shareholders’ equity	432,558	3,458,690	542,744

Total liabilities and shareholders’ equity	442,638	3,532,874	554,385

F-3
8

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cost of revenues and operating expenses:
Cost of revenues	—	—	(269)	(42)
Research and development expenses	(22,465)	(652)	(99,173)	(15,562)
Sales and marketing expenses	(358)	(41)	(8,239)	(1,293)
General and administrative expenses	(247,426)	(2,277)	(390,448)	(61,270)

Loss from operations	(270,249)	(2,970)	(498,129)	(78,167)

Interest income	5	—	1	—
Other income, net	—	2,425	2,037	320
Change in fair value of warrant liability	—	—	190,178	29,843
Share of income (losses) from subsidiaries*	(764,266)	(214,549)	2,306,195	361,892

Net income (loss)	(1,034,510)	(215,094)	2,000,282	313,888

Foreign currency translation adjustment, net of nil tax	9,688	(24,238)	(22,145)	(3,475)

Total comprehensive income (loss)	(1,024,822)	(239,332)	1,978,137	310,413

9

CANAAN INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Receipt of refund from depository bank	—	13,285	—	—
Other cash used in operating activities	(39)	(1)	(6,462)	(1,014)

Net cash provided by (used in) operating activities	(39)	13,284	(6,462)	(1,014)

Cash flows from investing activities
Decrease (increase) in receivables from subsidiaries	(1,252,029)	28,451	(871,194)	(136,709)

Net cash provided by (used in) investing activities	(1,252,029)	28,451	(871,194)	(136,709)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	669,559	—	—	—
Proceeds from issuance of ordinary shares upon IPO	582,449	—	—	—
Payment for repurchase of ordinary shares	—	(23,915)	(103,543)	(16,248)
Prepayment under share repurchase agreement	—	(16,146)	(573)	(90)
Payment for cost of issuance	—	—	(519)	(81)
Proceeds from issuance of ordinary shares and warrants	—	—	1,029,455	161,544

Net cash provided by (used in) financing activities	1,252,008	(40,061)	924,820	145,125

Net increase (decrease) in cash and cash equivalents	(60)	1,674	47,164	7,402
Effect of exchange rate changes on cash	74	(1,541)	(16,451)	(2,582)
Cash and cash equivalents, beginning of year	—	14	147	23

Cash and cash equivalents, end of year	14	147	30,860	4,843

F-
40