Form 20-F
period 2022-12-31
Canaan Inc.
filed 2023-04-19
CIK 1780652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

28 Ayer Rajah Crescent #06-08, S139959, Singapore

(Address of principal executive offices)

James Jin Cheng, Chief Financial Officer

Telephone: +65 6305 6618

Email: IR@canaan-creative.com

28 Ayer Rajah Crescent #06-08, S139959, Singapore

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

2,492,514,048 Class A ordinary shares were outstanding as of December 31, 2022

311,624,444 Class B ordinary shares were outstanding as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐ Yes ☒ No

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

CANAAN INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2022

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADRs” are to American depositary receipts, which, if issued, evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents 15 of our Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“PRC operating subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., and Canaan Creative (SH) Co., Ltd.
●	“PRC subsidiaries” are to, for the purpose of this annual report, PRC operating subsidiaries, Hangzhou Ruihong Technology Co., Ltd., Hangzhou Canaan Chuangxin Technology Co., Ltd., and Hangzhou Canaan Blockchain Technology Co., Ltd.
●	“operating subsidiaries” are to, for the purpose of this annual report, Canaan Creative (HK) Holdings Limited, Canaan Creative International PTE. Ltd., Canaan Creative Global Pte. Ltd., Canaan U.S. Inc. and our PRC operating subsidiaries.
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the Company,” “our” and “Canaan” are to Canaan Inc. and its subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Our ADSs are listed on the NASDAQ Global Market under the symbol “CAN.”

Glossary of Technical Terms

This glossary contains explanations of certain terms used in this annual report in connection with our company and our business. In this annual report, unless otherwise indicated:

●	“AI” are to artificial intelligence;
●	“AICPA” are to American Institute of Certified Public Accountants;
●	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;
●	“CPU” are to computing processing unit;
●	“GPU” are to graphic processing unit;
●	“edge computing” are to a method of optimizing cloud computing systems by performing data processing at the edge of the network, near the source of the data;
●	“FPGA” are to field programmable gate array, an integrated circuit designed to be configured by a customer or a designer after manufacturing;
●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;
●	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;
●	“ICs” or “chips” are to integrated circuits;
●	“IoT” are to Internet-of-Things, the extension of internet connectivity into physical devices and everyday objects;
●	“ISO” are to the International Organization of Standardization;
●	“network computing power” are to the processing power of all the machines in the Bitcoin network;
●	“neural-network accelerator” are to a class of microprocessor designed as hardware acceleration for AI applications;
●	“nm” are to nanometer;
●	“PMU” are to power management unit, which is a microcontroller that governs power functions;
●	“POW” are to proof-of-work;
●	“Risc-V” are to an open source instruction set architecture, which is a set of instructions that describes the way in which software talks to an underlying processor, and Risc-V’s open source nature means that anyone can build a processor to support it without paying high royalty fees;
●	“SoC” are to a chip that integrates all components of a computer or other electronic systems;
●	“tape-out” are to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed;
●	“Thash” are to Terahash, the measuring unit of the processing power of the Bitcoin mining machine; and
●	“Thash/s” or “TH/s,” “GH/s” are to the measuring unit of hash rate. 1 TH/s = 1,000 GH/s.

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

These forward-looking statements relate to, among others:

●	our goal and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for, and market acceptance of, our products; and
●	general economic and business conditions.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with being based in or having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in China-based issuers, anti-monopoly regulatory actions, regulatory actions for virtual currency-related business activities and mining activities and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Our auditors, KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP are independent registered public accounting firms that issue the audit reports included elsewhere in this annual report. Our securities will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission determines that Canaan has have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditors were subject to this determination. Consequently, we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission- Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “-D. Risk Factors-Risks Relating to Doing Business in the PRC-Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Offering of Securities outside of PRC

The China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines on February 17, 2023, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime.

The Overseas Listing Trial Measures provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises (存量企业)”. As a stock enterprise (存量企业), we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

In addition, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (《关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定》) on February 24, 2023, which became effective on March 31, 2023. The CSRC stipulates domestic enterprises, securities companies and securities service agencies which provide the corresponding services in the course of overseas issuance and listing of domestic enterprises, shall strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will always be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

Proposed Regulation by the Cyberspace Administration of China

On July 10, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, National Radio and Television Administration, China Securities Regulatory Commission, National Administration of State Secrets Protection and State Cipher Code Administration jointly issued the revised Measures for Cybersecurity Review (《网络安全审查办法(2021)》) (the “Revised Review Measures”), which became effective on February 15, 2022. Pursuant to the Revised Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Revised Review Measures further stipulate that if a network platform operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comment) (《网络数据安全管理条例(征求意见稿)》, “Draft Regulations”), which stipulate the scope for data processors to declare network security review. The draft regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in China and apply to activities outside China to process data of individuals and organizations in China under any of the following circumstances: (1) for the purpose of providing products or services to China; (2) analyze and evaluate the behavior of domestic individuals and organizations; (3) involving domestic important data processing; (4) other circumstances stipulated by laws and administrative regulations. The Draft Regulations further stipulate that if a data processor that processes the personal information of more than one million users intends to be listed in a foreign country, it shall declare the network security review. On July 7, 2022, CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, (《数据出境安全评估办法》, the “Data Cross Border Measures”), which became effective on September 1, 2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data to offshore entities and individuals; (ii) where a CIIO or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1)(《数据出境安全评估申报指南（第一版）》), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. Our principal business activities do not involve large numbers of registered users or deal with vast amount of user data. While we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers, and E-mail accounts, our online discussion forum is far less than one million of registered users. The Revised Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. They also remain uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Canaan Inc. by our PRC subsidiaries.

Under PRC law, Canaan Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, Canaan Inc. provided loans with principal amount of RMB111.6 million, RMB294.4 million and nil, respectively, to our PRC subsidiaries through our Hong Kong subsidiary. For the years ended December 31, 2020, 2021 and 2022, no cash generated from one of our subsidiaries were used to fund another subsidiary’s operations. And we do not have any policy in place that dictate such funding. As of date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

Taxation on Dividends or Distributions

Canaan Inc. has not declared or paid any dividends on our ordinary shares since our inception, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—

E. Taxation.” Under the current laws of the Cayman Islands, Canaan Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%(2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Certain of our PRC subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.
A.	[Reserved]
B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

●	Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.
●	We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
●	If we fail to succeed in the AI market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.
●	The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.
●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.
●	The ongoing coronavirus (“COVID-19”) pandemic could have a material adverse effect on our business operations, results of operations, cash flows and financial position.
●	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
●	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.
●	Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.
●	Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.
●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
●	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

●	Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.
●	The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.
●	AI technologies are constantly evolving, and any flaws in or misuse of AI, even if committed by other third parties, could have a negative impact on our business, reputation, brands and the general acceptance of AI solutions by society.
●	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.
●	If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
●	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	We require various approvals, licenses, permits and certifications to operate our business. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.
●	We may be involved in legal and other disputes from time to time, whether arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees, or class action lawsuits from our shareholders.

Risks Relating to Doing Business in the PRC

●	Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.
●	Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.
●	Risks and uncertainties arising from the legal system of mainland China could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC operating subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.
●	The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Doing Business in International Markets Outside the PRC

●	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Risks Relating to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Furthermore, price reduction in our bitcoin mining machines due to a complex effect of fluctuations in Bitcoin price may subsequently affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first quarter of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. Subsequently, another price drop on A12 series was offered in late March 2023, which in turn led to a further write-down to such inventories and related prepayments based on the most recent subsequent selling price, despite an inventories write-down recorded based on the price earlier. As a result, we recorded inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB629.4 million in 2022. If the Bitcoin price drops significantly in the future, we may make similar write-down again. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The Bitcoin price drop in the past has also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payments. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. In 2020, we recognized such price concessions of RMB11.5 million. We did not provide price concession in 2021 and 2022. We had ceased to provide credit sales for our clients since the second half of 2020, but we may offer sales on credit again to some of our customers in the future, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.

We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

Historically, we generated substantially all of our revenues from the sales of our Bitcoin mining machines that incorporate our proprietary ASICs. In 2020, 2021 and 2022, sales of our Bitcoin mining machines and related parts and accessories accounted for 94.4%, 99.1% and 94.8% of our revenues, respectively. We may continue to generate a significant portion of our revenue from the sales of Bitcoin mining machines in the foreseeable future. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

●	Another cryptocurrency displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;
●	Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies or displaced by another cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;
●	Over time, the reward for Bitcoin mining (in terms of the amount of Bitcoin awarded) will decline, which may reduce the incentive to mine Bitcoin. Specifically, the halving event occurred in May 2020, and the next halving event expected to take place in 2024, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

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

While we endeavor to expand our AI business, sales of Bitcoin mining machines continue to account for a substantial majority of our total revenue. Our AI revenue was RMB4.9 million, RMB17.0 million and RMB9.3 million for the years ended December 31, 2020, 2021 and 2022, respectively. Our future revenue growth of our AI business will depend largely on our ability to successfully expand our business in the AI market and penetrate into new application markets. We cannot predict how or to what extent the demand for our products in the AI market will develop going forward. Furthermore, as ASICs may not develop into mainstream solutions for AI technologies and applications, we might not be able to capitalize on the growth in the market for AI technologies and applications with our ASICs. If the AI market does not develop as we currently anticipate and we are unable to penetrate into new application markets, our future revenue and profits could be materially and adversely affected.

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

In the recent years, the PRC government has been actively advancing a crackdown on Bitcoin mining and trading in China. For example, on May 21, 2021, the 51st meeting of the Financial Stability and Development Committee of the State Council announced a crackdown on bitcoin mining and trading activities in China. Accordingly, provincial authorities in the PRC have taken action to gradually crack down on cryptocurrency mining. For example, Sichuan Province ordered cryptocurrency mining in the province be “screened, cleaned up and terminated.” Inner Mongolia Autonomous Region and Qinghai Province have taken similar actions to stamp out cryptocurrency mining. On September 15, 2021, the People’s Bank of China, or PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading (《关于进一步防范和处置虚拟货币交易炒作风险的通知》) (the “Circular No. 237”). Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, on September 3, 2021, China’s National Development and Reform Commission (NDRC) and nine other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities (《关于整治虚拟货币“挖矿”活动的通知》) (the “Circular No. 1283”) to restrict cryptocurrency mining activities in the PRC. Circular No. 1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “obsolete industry” in the Catalogue for Guiding Industry Restructuring (《产业结构调整指导目录》) (the “Catalogue”), which effectively prohibits investments in projects falling within this category. The revised Catalogue came into effect on December 30, 2021. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits prescribed by the Catalogue. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the sales of our mining machine. While we have been actively exploring international market and have had 97.2% of our total revenue generated from sales of Bitcoin mining machines and related parts and coming from the customers who undertake mining activities in countries outside of the PRC in 2022, the long-term impact of such restrictions could be detrimental to our business and profitability, and our business and results of operation may suffer and investors in our ADSs may lose part or all of their investment if further extreme restrictions follow.

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

Each of our operating subsidiaries in Hong Kong, Singapore and United States has a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.

Our operating subsidiaries in Hong Kong, Singapore and the United States were recently formed in recent years to explore the markets for our products outside the PRC. Their limited operating history makes it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our ADSs should consider the business and prospects of our subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies.

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

We have recently adopted the development strategy to initiate the Bitcoin mining operations in international markets through collaborating with several cryptocurrency mining farms. However, there is a significant risk that we will be unable to achieve the anticipated benefits from such strategic collaborations, which would damage our business and could lead to the loss of our investment in Bitcoin mining, for a variety of reasons, including, among others:

●	Because of supply chain disruptions resulting from the COVID-19 pandemic or geopolitical crises, we could in the future encounter delivery delays or other difficulties with the installing and operating our mining machines at the facility of our partners;
●	Due to the environmental-impact concerns related to the potential high demand for electricity to support bitcoin mining activity and political concerns, and for other reasons, our partners may be required to cease mining operations without any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement;
●	Bans from governments, together with pending legislation and other regulatory initiatives, may threaten the ability to use Bitcoin or cryptocurrencies as a medium of exchange;

●	We may not be able to liquidate our holdings of Bitcoin at our desired prices if a precipitous decline in market prices occurs and this could negatively impact our future operations; and
●	Our efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove more costly than expected, and we may be subject to the risks of adverse effects to our business, results of operations and liquidity if past and future undertakings and the associated changes to our business, do not prove to be cost effective or result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan and the timing of any related initiatives, are subject to the change at any time based on management’s subjective evaluation of our overall business needs.

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

Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and coupled with the decrease in Bitcoin reward, resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products, under the assumption that the price of Bitcoin does not increase enough.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

Advances in AI technology, Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2020, 2021 and 2022, we incurred research and development expense of RMB140.0 million, RMB332.8 million and RMB546.6 million (US$79.3 million), respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for Bitcoin mining machines and AI products, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on Bitcoin mining or AI, but also new entrants that include well- established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of Bitcoin mining machines or AI products in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.

As a fabless IC design company, we do not own any IC fabrication facilities and outsource the fabrication process of our ICs to third-party foundry partners. In 2020, the value of the wafers we purchased from the three major third-party foundry partners accounted for 66.1% of our total procurement of the year ended December 31, 2020. In 2021, the value of the wafers we purchased from the two major third-party foundry partners accounted for 66.0% of our total procurement of the year ended December 31, 2021. In 2022, the value of the wafers we purchased from the three major third-party foundry partners accounted for 76.2% of our total procurement of the year ended December 31, 2022. It is important for us to have a reliable relationship with our current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.

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

In addition, we depend on our third-party foundry partners to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our third-party foundry partners raise their prices or are unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our third-party foundry partners that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our third-party foundry partners may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down. We recorded inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB44.9 million, RMB50,7 million and RMB629.4 million (US$91.3 million) in 2020, 2021 and 2022, respectively. The carrying value of our inventories was RMB225.5 million, RMB812.4 million and RMB1,474.0 million (US$213.7 million) as of December 31, 2020, 2021 and 2022, respectively.

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

Our business is subject to the varying order patterns of the Bitcoin mining machine and AI products markets. In addition, many of the regions in which our products are purchased have varying holiday seasons that differ from traditional patterns observed by other semiconductor suppliers and these seasonal buying patterns can impact our sales. We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. Though we have experienced significant revenue growth in the past, there is no guarantee that our revenue will continue to grow or at all. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged. Conversely, if we overestimate customer demand, we may reduce our orders or delay shipments of our products from units forecasted, and our total revenue in a particular period could be lower than expected.

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

In addition to IC fabrication, we rely on limited numbers of production partners for the testing and packaging of our ASICs. Reliance on these third parties for the testing and packaging of our ASICs presents significant risks to us, including the following:

●	limited control over delivery schedules, quality assurance, final test yields and production costs;
●	potential failure to obtain, or delay in obtaining, key process technologies;
●	failure by us to find an alternative supplier;
●	capacity shortages during periods of high demand;
●	shortages of materials;
●	unauthorized use of our IP;
●	limited warranties on ICs or products supplied to us; and

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

In 2020, we experienced positive cash flow from operating activities of RMB42.3 million despite a net loss of RMB215.1 million. In 2021, we experienced positive cash flow from operating activities of RMB1,438.9 million and generated a net income of RMB2,000.3 million. In 2022, we generated net income of RMB486.4 million, while experienced negative cash flow from operating activities of RMB1,696.7 million. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, up-front investment for our mining business, our ability to grow our AI business and manage our product mix and our ability to secure favorable commercial terms from suppliers.

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

We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2020, 2021 and 2022, the outstanding balance of prepayments we made to our third-party foundry partners amounted to RMB182.6 million, RMB1,299.8 million and RMB1,049.2 million (US$152.1 million), respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2020, 2021 and 2022, our trade receivables amounted to RMB7.1 million, RMB0.4 million and nil, respectively. We may have trade receiavbles in the future and there can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

In March 2022, the COVID-19 resurgence, together with the resulting travel restrictions and quarantine measures, caused disruptions in the operations of our assembly plant in the PRC, which resulted in delays in the shipment of products to certain of our customers. There can be no assurance that our operations will not be further materially affected by power shortages, labor disputes, pandemics (e.g. COVID-19) or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.

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

Other third parties may file claims against us or our customers alleging that our products, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, some of our customer agreements in the future may require us to indemnify and defend our customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with our customers and may deter future customers from doing business with us. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in IP litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

●	cease the manufacturing, use or sale of the infringing products, processes or technologies;
●	stop shipment to certain geographic areas;
●	pay substantial damages for infringement;
●	expend significant resources to develop non-infringing processes, technologies or products;
●	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
●	cross-license our technology to a competitor in order to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
●	pay substantial damages to our customers to discontinue their use of or replace infringing products sold to them with non-infringing products.

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

Our share capital is designated into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. Mr. Nangeng Zhang, our chairman and chief executive officer, beneficially own 100% of our Class B ordinary shares, representing approximately 65.2% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2022. However, the interests of our chairman and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.

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

We are a “controlled company” within the meaning of the Nasdaq corporate governance standards, as Mr. Nangeng Zhang, our chairman and chief executive officer, holds more than 50% of the aggregate voting power of our total issued and outstanding share capital. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements, including the requirements:

●	for an annual performance evaluation of the nominating and corporate governance and compensation committees;
●	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter;
●	addressing the committee’s purpose and responsibilities; and
●	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

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

In recent years, the U.S. government has advocated greater restrictions on trade generally and significant increases on tariffs on goods imported into the United States, particularly from China, and has recently taken steps toward restricting trade in certain goods. On June 15, 2018, the U.S. Trade Representative announced the imposition of an additional duty of 25% on approximately US$50 billion worth of Chinese imports, including those related to China’s “Made in China 2025” industrial policy. This list of products consists of two sets of U.S. tariff lines. The additional duty assessed on the first set, which includes photosensitive semiconductor devices, parts and accessories for measuring semiconductor devices, came into effect on July 6, 2018. These tariffs impact Chinese semiconductor companies that manufacture and export to the United States. The second set, which includes electronic integrated circuits, came into effect on August 23, 2018. On September 21, 2018, the U.S. Trade Representative further announced the imposition of additional duties on approximately US$200 billion worth of Chinese imports. The additional duties came into effect on September 24, 2018. Additionally, we plan to sell our AI products to domestic manufacturers who will then incorporate our AI products into final products such as smart appliances. Therefore, while our AI products are not currently subject to these tariffs directly, the products of our customers that incorporate our AI products may be subject to these tariffs. We cannot assure you that future restrictions on trade and tariffs implemented by the United States will not affect our products, which would negatively affect our expansion plans as well as our financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications” as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist certain Chinese state-owned enterprises in the telecom industry in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other local health epidemics in China and elsewhere and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large.

In the recent period of time, as the Delta and Omicron variants of COVID-19 periodically spread in China, temporary lockdowns and suspension of business had been enforced in the regions affected. Due to the outbreak of Omicron variant in 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders. Besides, in March 2022, the COVID-19 resurgence, together with the resulting travel restrictions and quarantine measures, caused disruptions in the operations of our assembly plant in the PRC, which resulted in delays in the shipment of products to certain of our customers. At the end of November 2022, Chinese government eased strict zero COVID-19 policy which caused surge of COVID-19 cases in December 2022 and January 2023. A prolonged outbreak of any health epidemic or other adverse public health developments could have a material adverse effect on our business operations.

The COVID-19 pandemic has continued to adversely affect many aspects of our business, including our operations, customers, suppliers and projects. The extent to which the COVID-19 has and may persist to impact our ability to effectively operate continues to be highly uncertain. While we do not expect that the COVID-19 virus will continue to have a material adverse effect on our business or financial results at this time, it is not possible to predict the unanticipated consequences of the recurrence of COVID-19 variants on our future business performance and liquidity given the severe impact brought by the outbreak of COVID-19 since late 2019. We will continue to monitor and adhere to the policies, lockdowns, restrictions, and preventive measures implemented by the various government authorities, as well as general movement restrictions, social distancing and other measures imposed to slow the spread of COVID-19.

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

We face significant challenges with respect to cyber-security and data privacy, including the receipt, processing, storage, and transmission of the data of our customers and others, much of which is confidential. While our principal business activities do not involve large amount of registered users and deal with vast amount of user data, we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers and E-mail accounts. As of December 31, 2022, our online discussion forum had far less than one million of registered users.

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

In addition, regulatory requirements on cyber-security and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中华人民共和国数据安全法》), which took effect in September 2021. The PRC Data Security Law provides for a security review procedure for the data activities that may affect national security. Additionally, the Revised Review Measures, which became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators and network platform operators, and provided that critical information infrastructure operators who procure internet products and services and network platform operators engaging in data processing activities that affect or may affect national security shall be subject to a cybersecurity review. The Revised Review Measures further stipulate that if a network platform operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. The exact scope of “critical information infrastructure operators” and “network platform operators” under the Revised Review Measures and the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator or a network platform operator under PRC law. As advised by Commerce & Finance Law Offices, our PRC legal advisor, the Revised Review Measures remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If we are required to complete such review or approval by any further laws and regulations or authorities, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

Preferential tax treatment currently available to us in the PRC could be discontinued or reduced.

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate, or EIT rate, of 15% subject to certain qualification criteria. HNTEs status is subject to review and renewal every three years. Currently, we have two PRC subsidiaries that are recognized as HNTE and are thus eligible for the favorable 15% enterprise income tax rate from 2022 to 2024. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, such company will no longer enjoy the corresponding preferential tax treatment described above.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, or after the publication of third-party research reports. For example, a negative research report was published about us by Marcus Aurelius Value on February 20, 2020. Subsequently, on March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that our registration statement on Form F-1, initially filed with the Securities and Exchange Commission on October 28, 2019 (File No. 333-234356), contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. Plaintiffs did not appeal. Following dismissal with prejudice of the of the Federal Action, plaintiff voluntarily discontinued the State Action with prejudice on June 2, 2022.

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. As of the date of this annual report, the Court issued an order granting our motion to dismiss the case in its entirety. The Court granted lead plaintiffs leave to further amend their amended complaint, the deadline of which is April 26, 2023.

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

A significant portion of our income is contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our income may decrease and the financial condition and results of operations of us may be materially and adversely affected.

For the year ended December 31, 2022, our top three customers account for 33%, 22% and 16% of total revenue from us, respectively. Although we plan to continue to expand our client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed or that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and the financial condition and results of operations of us may be materially and adversely affected.

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

Our operations may require additional capital or financing from time to time in order to achieve further growth. We had no outstanding borrowings as of December 31, 2022. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated that all depositors of SVB and Signature Bank would have access to all of their funds, including funds held in uninsured deposit accounts, after only one business day of closure.

We do not hold cash deposits at SVB and have withdrawn all our deposits from Signature Bank. Also, we do not hold securities at SVB or Signature Bank and have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, our business partners could be adversely affected by any of the liquidity or other risks that are described above as factors, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any business partner bankruptcy or insolvency, or any breach or default by a business partner, or the loss of any significant business partner relationships, could result in material adverse impacts on our current and/or projected business operations and financial condition.

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

Our business operation and international expansion is subject to geopolitical risks. We rely on our production partners in and outside of PRC for the fabrication, testing and packaging for our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners outside of PRC to fulfill their contractual obligations and ship the ASICs to us, which could have a material and adverse effect on our business, financial condition and results of operations.

In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. China may respond by imposing retaliatory trade measures against the United States. We rely on suppliers in the United States for the supply of certain equipment and tools. If the United States restricts or prohibits the importation of ASICs or related products from China, our international expansion may be negatively affected. If China imposes retaliatory trade measures that affect the importation of the equipment and tools we require, we may face difficulty in our production. In all cases, our business, financial condition and results of operations could be materially and adversely affected.

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

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many aspects, including:

●	political structure;
●	level of government involvement and control;
●	growth rate and level of development;
●	level and control of capital investment and reinvestment;
●	control of foreign exchange; and
●	allocation of resources.

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

Risks and uncertainties arising from the legal system of mainland China could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC operating subsidiaries. Our operations in China are governed by PRC laws and regulations. The legal system of mainland China is based on written statutes, and court decisions may be cited for reference, but have limited precedential value. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may increase our difficulties in strict compliance with all regulatory requirements and limit legal protections available to us and our investors, including you.

From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, any such litigation may take a long time, resulting in substantial costs and diversion of our resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

The PRC governmental authorities have oversight and discretion over the conduct of our business, and it may stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities (《关于依法从严打击证券违法活动的意见》) issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

The CSRC, promulgated the Overseas Listing Trial Measures and five relevant guidelines on February 17, 2023, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. The Overseas Listing Trial Measures provide that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by the issuer’s domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises (存量企业)”. As a stock enterprise (存量企业), we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

In addition, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises (《关于加强境内企业境外发行证券和上市相关保密和档案管理工作的规定》) on February 24, 2023, which became effective on March 31, 2023. The CSRC stipulates domestic enterprises, securities companies and securities service agencies which provide the corresponding services in the course of overseas issuance and listing of domestic enterprises, shall strengthen legal awareness of confidentiality of State secrets and archives administration, establish a sound system for confidentiality and archives work, adopt the requisite measures to perform the responsibilities of confidentiality and archives administration.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will always be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. We may become subject to more stringent requirements with respect to matters including cross-border investigation and enforcement of legal claims.

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

The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.

Our auditors, the independent registered public accounting firms that issue the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditors are located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA, which became effective on January 1, 2021, states if the SEC determines that an issuer that is required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, or a registrant, has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit that registrant’s shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

In September 2021, the PCAOB adopted a rule related to the PCAOB’s responsibilities under the HFCAA, which establishes a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule was approved by the SEC in November 2021.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act, or the HFCAA. The final amendments establish the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCAA and prohibiting the trading of Commission-Identified Issuer’s securities. If the SEC determines that we are a Commission-Identified Issuer under the HFCAA for three consecutive years, or if the audit report filed as part of our annual report with the SEC is otherwise deemed not to be in compliance with the requirements of the Exchange Act due to the Public Company Accounting Oversight Board, or the PCAOB’s inability to inspect our auditor, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. In the event of such determination, the Nasdaq is expected to delist our ADSs.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditors, KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firms that issue the audit report included in the Form 20-F, is located in China and is included in the list of PCAOB identified firms in the determination report issued in December 2021.

Consequently, we were conclusively identified as a “Commission-Identified Issuer” on May 26, 2022.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, our auditor is currently able to be fully inspected and investigated by the PCAOB. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among other things, amended the HFCAA to reduce to number of consecutive years an issuer can be identified a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Pursuant to the Enterprise Income Tax Law of the PRC (《中华人民共和国企业所得税法》), or the EIT Law, and EIT implementation rules, our foreign corporate shareholders may be subject to a 10% income tax upon any gains realized from the transfer of their ADSs and dividends distributable to such foreign corporate shareholder, if such income is regarded as income from “sources within the PRC.” According to the EIT implementation rules, whether income generated from transferring equity investments is to be regarded as sources within the PRC or from foreign territory shall depend upon the locations in which the enterprises accepting the equity investment are located. However, it is unclear whether income received by our shareholders will be deemed to be income from sources within the PRC and whether there will be any exemption or reduction in taxation for our foreign corporate shareholders due to the promulgation of the EIT Law. If our foreign corporate shareholders are required to pay PRC income tax on the transfers of the ADSs that they hold or on the gains on the sale of the ADSs by them, the value of our foreign corporate shareholders’ investments in the ADSs may be materially and adversely affected.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries outside China. Therefore, although certain of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of the ADSs may be subject to a PRC withholding tax.

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

As part of our growth strategy, we plan to further expand our sales globally. As we continue to grow our business and expand our operations globally, we will continue to sell our products into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. The expansion exposes us to a number of risks, including:

●	we have a limited customer base and limited sales and relationships with international customers;
●	difficulty in managing multinational operations;
●	we may face competitors in the overseas markets who are more dominant and have stronger ties with customers and greater financial and other resources;
●	fluctuations in currency exchange rates;

●	challenges in providing customer services and support in these markets;
●	challenges in managing our international sales channels effectively;
●	unexpected transportation delays or interruptions or increases in international transportation costs;
●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;
●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control, or OFAC, on various foreign states, organizations and individuals;
●	inability to obtain, maintain or enforce intellectual property rights;
●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate, including contracts with our existing and future customers and partners;
●	changes in a specific country or region’s political or economic conditions or policies;
●	unanticipated changes in prevailing economic conditions and regulatory requirements; and
●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the exit of the United Kingdom from the European Union, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes, all of which could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

If we are unable to effectively manage these risks, our ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the fluctuations of Bitcoin price and performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile due to factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our products or our industry;
●	additions or departures of key personnel;
●	the release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. On March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against us and certain of our officers and directors, among others. The complaint alleges that our registration statement on Form F-1, initially filed with the Securities and Exchange Commission on October 28, 2019 (File No. 333-234356), contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. Plaintiffs did not appeal. Following dismissal with prejudice of the Federal Action, plaintiff voluntarily discontinued the State Action with prejudice on June 2, 2022.

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. As of the date of this annual report, the Court issued an order granting our motion to dismiss the case in its entirety. The Court granted lead plaintiffs leave to further amend their amended complaint, the deadline of which is April 26, 2023.The class action suits that we are aware of and if we were involved in a class action suit in the future, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs or lower down the target price of our ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could, in turn, cause the market price or trading volume for the ADSs to decline.

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

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 15 votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. If any Class B ordinary shares are converted into Class A ordinary shares or canceled for any reasons, our board of directors will have the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, as amended, the Companies Act of the Cayman Islands, as amended and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and a large portion of our assets are located outside of the United States. A substantial portion of current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company though we opted to comply with such requirement and had KPMG Huazhen LLP, our independent registered public accounting firm, issue a report on the effectiveness of our internal control over financial reporting. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

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

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you cancel and withdraw such ordinary shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is at least ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from fiscal year 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. However, we opted to have KPMG Huazhen LLP, our independent registered public accounting firm, issue a report on the effectiveness of our internal control over financial reporting, despite the fact that, as an emerging growth company, we are not legally required to do so.

In 2020 and 2021, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have implemented a number of measures to address the material weakness that had been identified. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control over Financial Reporting.” While, as of December 31, 2022, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated, in the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. However, we opted to have KPMG Huazhen LLP, our independent registered public accounting firm, issue a report on the effectiveness of our internal control over financial reporting, despite the fact that, as an emerging growth company, we are not legally required to do so.

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

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe we were not a PFIC for our taxable year ended December 31, 2022, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year if, applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

The determination of whether we are a PFIC is made annually and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations”) hold our ADSs or ordinary shares, such U.S. Holder may be subject to certain adverse United States federal income tax consequences. For example, if we are or become a PFIC, a United States Holder may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company. We have conducted our operations principally through our PRC operating subsidiaries. On January 19, 2013, Mr. Nangeng Zhang, our chairman and chief executive officer, and his team, shipped the world’s first batch of mining machines incorporating ASIC technology to consumers in Bitcoin’s history under the brand name, Avalon. Later, in order to continue the developing of mining machines of Avalon brand, which was subsequently renamed AvalonMiner brand, Beijing Canaan Creative Information Technology Co., Ltd. was incorporated and was subsequently renamed Hangzhou Canaan Intelligence Information Technology Co., Ltd., or Hangzhou Canaan, in September 2015. Empowered by the academic training and technical expertise of our co-founders, we have focused on the design of high performance, repeated computing ICs since our inception. As we further developed, Hangzhou Canaan went through a series of capital injections and became a holding company for our PRC operating subsidiaries.

With the growth of our business and in order to facilitate international capital investment in us, we underwent an offshore reorganization in the first quarter of 2018. In February 2018, Canaan Cayman Holdings Ltd. was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It was later renamed Canaan Inc. in April 2018. In March 2018, in order to mirror the shareholding structure of the then shareholders of Hangzhou Canaan, we issued and allotted our ordinary shares at par value to investment holding companies held by the then shareholders of Hangzhou Canaan. Further, an intermediate holding company, Canaan Creative (HK) Holdings Limited, or Canaan HK, our wholly- owned subsidiary, was also established in Hong Kong in February 2018. In March 2018, Canaan HK acquired a 100% equity interest in Hangzhou Canaan and Canaan Inc. became our ultimate holding company. In June 2018, we completed a one-for-2,000 shares subdivision, and the number of total issued and outstanding ordinary shares became 2,000,000,000. Accordingly, our authorized share capital of US$50,000 is divided into 1,000,000,000,000 ordinary shares of US$0.00000005 each.

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

On April 8, 2022, the Company entered into an at the market offering agreement (as amended by the Amendment No. 1 to ATM Agreement dated as of November 23, 2022 and as may be further amended, supplemented or otherwise modified from time to time, the “ATM Agreement”), with H.C. Wainwright & Co., LLC, acting as our sole sales agent (the “Sales Agent”), relating to the sale of ADSs, each representing 15 Class A ordinary shares, par value of $0.00000005 per share, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333- 255470) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the ATM Agreement, we may offer and sell ADSs having an aggregate offering price of up to $750,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of December 31, 2022, we have not yet sold any ADSs pursuant to the ATM Offering.

We have no obligation to sell any ADSs pursuant to the ATM Agreement and may at any time suspend sales pursuant to the ATM Agreement. The principal executive offices of our main operations are located at 28 Ayer Rajah Crescent #06-08, S139959, Singapore. Our telephone number at this address is +65 6305 6618. Our registered office in the Cayman Islands is located at the offices of Sertus Chambers, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find such information on our website https://investor.canaan-creative.com.

B.	Business Overview

We provide supercomputing solutions through our proprietary high performance computing ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our PRC operating subsidiaries have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2020, 2021 and 2022, we generated revenue of nil, RMB21.7 million and RMB218.6 million (US$31.7 million) from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and AI solutions;

●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production; and
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales.

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our PRC operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established in-house production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines primarily at our assembly plant located in the PRC by integrating the ICs produced by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields. In addition, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our Bitcoin mining machines sales. As we endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business, we believe that such business will play a more significant role in supplementing our Bitcoin mining machines sales, mitigate our inventory risks and contribute to our financial and operating results.

Our Products

Bitcoin Mining Machines

Our technology and expertise in ASIC applications are primarily dedicated to the design, development, production and sales of our proprietary ASIC-based Bitcoin mining machines under the AvalonMiner brand. We, through our operating subsidiaries, offer a single line of Bitcoin mining machines, under the AvalonMiner brand to customers in the United States, Indonesia, Malaysia, Australia and other countries across the globe. Our AvalonMiner Bitcoin mining machines feature our proprietary ASICs, and the ASICs are integrated with other components we procured, including a circuit board, PMU boards, a cooling fan, heat sensors, and enclosed with an aluminum casing. Historically, we introduced new series of Bitcoin mining machines almost every year incorporating the latest technological development in terms of ASIC design and process technology. We, through our operating subsidiaries, also sell Bitcoin mining machine parts and accessories, mainly battery packs that our customers, especially our overseas customers, purchase along with Bitcoin mining machines.

Set forth below are certain specifications of our selected AvalonMiner products.

		Number of	Computing	Power
		ASICs in Each	Power	Consumption
Bitcoin Mining Machine	Release Date	Product	(GH/s)	(W/GHs)
A841	March 2018	104	13,000	0.10
A851	July 2018	104	14,500	0.10
A852	April 2019	104	15,000	0.10
A921	August 2018	104	20,000	0.09
A911	January 2019	204	19,500	0.09
A1047	April 2019	240	37,000	0.07
A1066	July 2019	342	50,000	0.07
A1066 pro	September 2019	324	55,000	0.06
A1246	September 2020	360	90,000	0.04
A1266	April 2022	360	100,000	0.04
A1346	October 2022	360	110,000	0.03
A1366	October 2022	360	130,000	0.03

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. Along with the deployment of our Bitcoin mining machines into our Bitcoin mining business, as of December 31, 2022, the net carrying value of mining equipment located in Central Asia and United States was RMB523.2 million, collectively.

ASICs for AI Applications

We, through our PRC operating subsidiaries, began to develop ASICs for AI applications since 2016 and completed the tape-out of our AI chips in June 2018. Our AI chips are miniaturized chips characterized by high-performance and low energy consumption. Each AI chip is designed with an artificial neural-network and high-performance processors, which mainly provides heterogeneous, real-time and off-line AI applications. We, through our PRC operating subsidiaries, have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural- network accelerator with outstanding performance. Through the development of various generations of ASICs for Bitcoin mining, we have accumulated significant experience in reducing the size and increasing the power efficiency of the ASICs while achieving high computing power.

Set forth below is a summary of the milestones and status of the development of our AI products.

Product	Status
Kendryte K210 - 28nm	● Released in September 2018
● Mass production and shipment of final products in 4th quarter 2018
Kendryte K510 - 28nm	● Released in July 2021
● Mass production and shipment of final products in 4th quarter 2021

Our AI chips empower our clients to provide AI solutions in the field of IoT through its machine vision and machine hearing capabilities. These capabilities have the potential to be applied in a number of AI solutions in the field of IoT that involve automation, image and voice recognition, motion control and authentication. Our AI chips can also be used for the several applications. For example, image and voice recognition can be used as an authentication method for devices, such as AI-powered face unlock for smart door-locks, and commercial transactions, such as smart entrances.

To enhance the robustness of our AI development ecosystem and ultimately to provide better user experiences, we offer comprehensive developer support to facilitate the development of AI applications. We, through our PRC operating subsidiaries, have also actively explored collaboration with business partners and have integrated our AI chips in different IoT vertical markets, such as smart locks and smart meters.

Sales and Marketing

We, through our operating subsidiaries, conduct the marketing of our Bitcoin mining machines mainly through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website, which is updated periodically. From time to time, we, through our operating subsidiaries, maintain a presence on social media in order to raise awareness of our brand. In the first half of 2022, we, through our operating subsidiaries, launched an online store mainly targeting retail customers from overseas markets.

We have assembled a dedicated team of marketing personnel and software engineers to focus on the development and marketing of our AI products. To generate interest from our customers, we actively promote our latest research and development achievements and display our sample products. We are also in the process of working with a number of industry participants to further explore their interest in our AI products.

Our Customer Base

Historically, a substantial portion of our revenues were generated from the sales to customers located in the PRC. Because of the adverse changes in the PRC regulatory environment, we have been actively exploring the international markets outside the PRC and began to generate more sales from customers outside the PRC in 2021 and 2022. We generated 16.0%, 64.4% and 97.2% of our total revenues generated from sales of Bitcoin mining machines and related parts and from sales to customers outside the PRC, in 2020, 2021 and 2022, respectively.

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

Historically, a significant portion of our Bitcoin mining machines were sold to customers located in the PRC. To hedge against the adverse changes of the regulatory environment in the PRC, we have been actively exploring the international markets outside the PRC and the revenue contribution from customers outside the PRC, such as customers in the Southeast Asia, the United States, Australia and Central Asia, accounted for 97.2% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2022.

AI Applications

Our AI applications are primarily sold to companies in the IoT industry. We plan to increase our sales and marketing efforts to cover major customer groups in the IoT field. While our current distribution method is to sell our AI ASICs directly to AI product developers, we plan to also sell our products through distributors in the future.

Research and Development

We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by Mr. Nangeng Zhang, our chairman and chief executive officer. Mr. Zhang and his team invested one of the first cryptocurrency mining machines incorporating ASIC technology.

To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 130 team members, which is responsible for chip design and optimization and (ii) an AI products group consisting of 162 team members, which are responsible for the design of our Kendryte series including algorithm optimization and end application, both as of December 31, 2022.

As of December 31, 2022, our research and development team is comprised of 292 members, representing approximately 54.0% of our total employees. Our research and development team includes 157 members with a master’s degree or above. In addition, Mr. Zhang, as our chairman and chief executive officer, leads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.

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

Research and Development Achievements

Our research and development efforts have yielded significant results that enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents while the rest are part of our proprietary trade secrets. As of December 31, 2022, we, through our subsidiaries, have registered 192 patents in the PRC, 2 patents in Hong Kong, 9 patents in the United States, 1 patent in the Eurasian Patent Organization and 4 patents in Australia. The total of 205 patents includes 57 inventions, 112 utility model patents and 36 exterior design patents. We have also, through our PRC subsidiaries, registered 117 software copyrights and 71 IC layout-design rights in the PRC, as of December 31, 2022.

Research and Development Roadmap

The core strength of our capabilities consists of designing products with high computing power and high energy efficiency. We aspire to develop advanced IC designs for supercomputing hardware and innovative applications. We follow a market-oriented research and development approach, and we focus on research and development projects that have a relatively clear path toward market acceptance and commercialization opportunities.

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

IC Fabrication

We, mainly through our operating subsidiaries, partner with three leading third-party foundry partners for IC fabrication. We generally enter into a three-year framework agreement with such third-party foundry partners to ascertain their production resource that can be allocated to us before we place an order according to our business need. Once an order is placed and accepted, we are generally required to prepay 50% of the purchase price in order to secure production capacity. The wafers are delivered in an average of approximately four months from the time when an order is placed.

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

Assembly Plant

We have in-house capabilities to produce our products at our assembly plant located in the PRC with a total gross floor area of 7,378 square meters. Also, leveraging our Singapore headquarters, we have diversified our supply chain by adding production and logistic resources in Southeast Asia in the second quarter of 2022. Subject to the amount of ICs obtained from our production partners, we have the flexibility to adjust the production capacity of our Bitcoin mining machines. For example, we can adjust the assembly worker’s shifts in response to the purchase orders we receive.

Quality Control

We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our Bitcoin mining machines meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing service providers to apply their stringent quality control standards. In particular, our operating subsidiaries have attained the CE certification and U.S. Federal Communication Commission certification for some of our AvalonMiner products.

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

We, through our operating subsidiaries, have devised a standard operating procedure for customer service. By the end of year 2022, we have expanded our service capabilities with over ten aftersales service stations worldwide. We, through our operating subsidiaries, collect and record customer feedback and complaints from different channels and make timely responses in order to achieve customer satisfaction.

We, through our operating subsidiaries, accept exchanges of our Bitcoin mining machines only for major defects. None of our operating subsidiaries has received any requests for exchange which, individually or in aggregate, has had a material adverse effect on our business and financial condition. In addition, as of the date of this annual report, none of our operating subsidiaries has experienced any product recall that adversely impacted our reputation, business operations or financial condition.

Competition

Cryptocurrency mining machines comprise the overwhelming majority of blockchain hardware. The global Bitcoin mining machine market is relatively concentrated with a few large players. Most of the leading players are based in the PRC.

Our competitors include many well-known domestic and international players. We expect that competition in the Bitcoin mining industry will continue to be intense as we compete not only with existing players that have been focused on Bitcoin mining, but also new entrants that include well- established players in the semiconductor industry, and players who were not predisposed to this industry in the past. As more people invest in Bitcoin and cryptocurrencies, more semiconductor industry players are trying to design chips for Bitcoin mining. With our years of experience designing and producing ASIC chips and mining machines, we have built up competitive strengths that have enabled us to navigate the volatility of the Bitcoin prices and demand. We expect to face competition from existing and new players that are more established than us. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.

Intellectual Property

We consider our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2022, we, through our operating subsidiaries, had registered 380 trademarks, including 93 in the PRC, 56 in Hong Kong, 16 in Taiwan, 20 in Japan, 18 in Republic of Korea, 13 in the United States, 28 in Russia, 35 in Central Asia, 17 in the Kingdom of Norway, 21 in European Union,28 in Republic of Singapore, 17 in Iceland, 12 in the United Kingdom and 6 in Mexico.

As of December 31, 2022, we, through our subsidiaries, have registered 192 patents in the PRC, 2 patents in Hong Kong, 9 patents in the United States, 1 patent in the Eurasian Patent Organization and 4 patents in Australia. The total of 205 patents includes 57 inventions, 112 utility model patents and 36 exterior design patents. We have also, through our PRC subsidiaries, registered 117 software copyrights and 71 IC layout-design rights in the PRC, as of December 31, 2022.

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

Insurance

Our operating subsidiaries do not maintain business liability or interruption insurance, which, based on publicly available information available to us relating to IC design companies, is in line with customary industry practice. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations.

Employees

As of December 31, 2022, we and our operating subsidiaries employed a total of 541 employees that are classified as follows:

		Percentage of
	Number of	Total Number
Function	Employees	of Employees
Management	92	17.0%
Sales and marketing	23	4.2%
Research and development	292	54.0%
Others	134	24.8%
Total	541	100.0%

We operate in a highly competitive and fast-growing industry in which recruiting and retaining talent is crucial to our continued growth and profitability. We compensate our employees based on historical contributions, potential for further contributions, as well as the market rate for qualified talent. We are committed to attracting and retaining top talent in the industry, and our emolument policy reflects that commitment. We offer various incentives to our employees including performance-based bonuses and share-based compensation. We also provide accidental insurance for the benefit of our employees. Pursuant to local regulations in each of the regions where we operate, we make contributions to various employee benefit plans. Employee benefits covered by these arrangements include employee benefits required by PRC laws and regulations as well as incentives for increasing production quantity, accommodations, meals and travel allowances. We believe that maintaining a stable and motivated workforce is critical to the success of our business. As a fast-growing company, we believe we are able to provide our employees with ample career development choices and advancement opportunities. We, through our operation subsidiaries, organize and launch various training programs on a regular basis for our employees. We believe that the current emolument policy has contributed to our ability to attract, incentivize and retain talents in such a competitive and fast- growing industry.

Properties

Our PRC operating subsidiaries lease all our properties in China in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2022, we and our operating subsidiaries occupied a total of 15 properties with an aggregate gross floor area of approximately 19,731 square meters.

Environmental Matters

Our operating subsidiaries are subject to environmental laws and regulations in the jurisdictions where they operates. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all material applicable requirements under relevant environmental laws and regulations. Due to the nature of our operations, the waste we produce is not hazardous and has minimal impact on the environment.

The operations of our operating subsidiaries are subject to regulation and periodic monitoring by local environmental authorities. If we fail to comply with present or future laws and regulations, we could be subject to fines, suspension of production or cessation of operations.

Legal Proceedings

On March 4, 2020, a putative class action was filed in the United States District Court of Oregon against us, certain of our officers and directors and the underwriters in our IPO. The complaint alleges that our registration statement on Form F-1, initially filed with the Securities and Exchange Commission on October 28, 2019 (File No. 333-234356), contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against us and certain of our officers and directors. On June 1, 2020, we filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, we filed a motion to dismiss in the Federal Action and our motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, we filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, the Court denied plaintiffs’ motion for leave to file a second amended complaint as futile and dismissed Plaintiffs’ claims with prejudice. Plaintiffs did not appeal. Following dismissal with prejudice of the Federal Action, plaintiff voluntarily discontinued the State Action with prejudice on June 2, 2022.

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint , which has been fully briefed as of July 7, 2022. As of the date of this annual report, the Court issued an order granting our motion to dismiss the case in its entirety. The Court granted lead plaintiffs leave to further amend their amended complaint, the deadline of which is April 26, 2023.Other than the above, we and our subsidiaries are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business, financial conditions or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

PRC Policies and Regulations relating to the IC Industries

Investments in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog of Industries for Encouraged Foreign Investment (2022 Edition) (《鼓励外商投资产业目录(2022修订)》), or the Foreign Investment Catalog, which was jointly promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the NDRC, on October 26, 2022 and became effective on January 1, 2023. The Foreign Investment Catalog contains specific provisions guiding market access of foreign capital, stipulating in detail different areas of entry, which include encouraged foreign-invested industries. Our business falls within the category of encouraged foreign-invested industries, according to catalogs 330, 331, 335, 336, 339 and 340 of encouraged foreign invested industries listed in the Foreign Investment Catalog.

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

As demonstrated by the Circular of the State Council on Printing and Distributing Policies for Encouraging the Development of the Software Industry and the Integrated Circuit Industry (《国务院关于印发鼓励软件产业和集成电路产业发展若干政策的通知》 ) issued on June 24, 2000, the PRC continues to enact policies encouraging new and advanced technology and supporting the software and IC industries.

Pursuant to the Circular of the State Council on Printing and Distributing Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (《国务院关于印发进一步鼓励软件产业和集成电路产业发展若干政策的通知》 ) effective from January 28, 2011 and the Announcement of the State Administration of Taxation on Issues Concerning the Accreditation and the Administration for Software and Integrated Circuit Enterprises (《关于软件和集成电路企业认定管理有关问题的公告》 ) effective from May 30, 2012 (abolished on May 29, 2016), the following financial and tax policies were formulated:

(i)	Preferential value-added tax policies for software enterprises shall continue to be implemented;
(ii)	Relevant preferential business tax policies shall be further implemented and improved. Eligible software enterprises shall be exempt from business tax and relevant procedures applicable to them shall be simplified;
(iii)	Upon certification, corporate income tax, or EIT, shall be exempt or levied thereon at half of the statutory rate of 25%;
(iv)	Granting software and IC manufacturing enterprises more preferential policies on investment and financing in central budgets, policy- oriented financial institutions and commercial institutions;
(v)	Other preferential policies on intellectual properties, research and development human resources, input and output and marketing; and
(vi)	Key software industries falling within the State’s planned industries layout that are not eligible for preferential tax exemption in a given year will have enterprise income tax levied at the reduced rate of 10%.

As demonstrated by the Circular of the Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Education, the Ministry of Finance, the Ministry of Human Resources and Social Security, the Ministry of Commerce, the State Taxation Administration, the State Administration for Market Regulation, the National Bureau of Statistics, the Chinese Academy of Engineering, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the China National Intellectual Property Administration on Issuing the Special Action Plan for Enhancing Design Capacity in the Manufacturing Industry (2019-2022) (《工业和信息化部、国家发展和改革委员会、教育部、财政部、人力资源和社会保障部、商务部、国家税务总局、国家市场监督管理总局、国家统计局、中国工程院、中国银行保险监督管理委员会、中国证券监督管理委员会、国家知识产权局关于印发制造业设计能力提升专项行动计划（2019－2022年）的通知》) issued on October 11, 2019, the integrated circuit design industry will be vigorously developed in the recent years as realizing the design upgrading of traditional advantageous industries.

Pursuant to the Circular of the State Council on Issuing Several Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry in the New Era (《国务院关于印发新时期促进集成电路产业和软件产业高质量发展若干政策的通知》) issued on July 27, 2020, the integrated circuit industry and software industry are considered as the core of information industry. The integrated circuit industry has received strong support from eight aspects such as finance and taxation, investment and financing, research and development, import and export, intellectual property rights and market application, etc.

PRC Policies and Regulations relating to the Bitcoin Industry

The policies and regulations relating to the Bitcoin industry do not have a direct impact on the Company. However, they could have an impact on the Company’s customers in the PRC, which could indirectly impact the demand for the Company’s Bitcoin mining machines.

According to the Circular of the People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, and China Insurance Regulatory Commission on the Prevention of Risks from Bitcoin (《中国人民银行、工业和信息化部、中国银行业监督管理委员会、中国证券监督管理委员会、中国保险监督管理委员会关于防范比特币风险的通知》 ) jointly promulgated by People’s Bank of China, Ministry of Industry and Information Technology, China Banking Regulatory Commission, China Securities Regulatory Commission, or CSRC, and China Insurance Regulatory Commission on December 3, 2013, or the Circular, Bitcoin shall be a kind of virtual commodity in nature, which shall not be in the same legal status with currencies and shall not be circulated as currencies and used in markets as currencies. The Circular also provides that financial institutions and payment institutions shall not engage in business in connection with Bitcoin.

According to Announcement of the People’s Bank of China, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the China Banking Regulatory Commission, the China Securities Regulatory Commission and the China Insurance Regulatory Commission on Preventing Initial Coin Offerings (ICO) Risks (《中国人民银行、中央网信办、工业和信息化部、工商总局、银监会、证监会、保监会关于防范代币发行融资风险的公告》 ) promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, activities of offering and financing of tokens, including initial coin offerings, have been forbidden in the PRC since they may be suspected to be considered as illegal offering of securities or illegal fundraising. All so-called token trading platform should not (i) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (ii) trade or trade the tokens or “virtual currencies” as central counterparties, or (iii) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

According to the Circular on Regulating Virtual Currency “Mining” Activities (《关于整治虚拟货币“挖矿”活动的通知》) jointly promulgated by the National Development and Reform Commission of the PRC, the Publicity Department of the CPC Central Committee, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Finance, the People’s Bank of China, the State Administration of Taxation, the State Administration for Market Regulation, the China Banking and Insurance Regulatory Commission and the National Energy Administration on September 3, 2021, the PRC government classifies the virtual currency mining activities as the eliminated industry.

According to the Circular on Further Preventing and Disposing of Virtual Currency Trading Speculation Risks (《关于进一步防范和处置虚拟货币交易炒作风险的通知》) jointly promulgated by the People’s Bank of China, the Office of Cyberspace Affairs Commission of the CPC Central Committee, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Industry and Information Technology, the Ministry of Public Security, the State Administration for Market Regulation, the PRC Banking and Insurance Regulatory Commission, CSRC and the State Administration of Foreign Exchange on September 15, 2021, virtual currency- related business activities, such as exchange between legal tender currencies and virtual currencies, exchange between virtual currencies, trading virtual currencies as central counterparty, providing information intermediary and pricing services for virtual currency trading, token issuance and financing, and virtual currency derivatives trading are illegal financial activities and are strictly prohibited and resolutely banned. Virtual currency- related business activities of an overseas virtual currency exchange which provides services to PRC residents via the Internet are illegal financial activities.

On March 12, 2022, the National Development and Reform Commission of the PRC published the Market Access Negative List (2022 Edition) (《市场准入负面清单(2022年版)》), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring (《产业结构调整指导目录》). According to the List, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.

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

Under the Trademark Law, any of the following acts may be regarded as an infringement of the exclusive right to use a registered trademark:

●	Use of a trademark that is identical with or similar to a registered trademark on the same or similar kind of commodities without the authorization of the trademark registrant;
●	Sale of commodities infringing upon the exclusive right to use a registered trademark;
●	Counterfeiting or making, without authorization, representations of a registered trademark, or sale of such representation of a registered trademark; and
●	Infringing upon other person’s exclusive right to use a registered trademark in other ways and causing damages.

Violation of the Trademark Law may result in imposition of fines, confiscation and destruction of infringing commodities.

Patent

Pursuant to the Patent Law of the PRC (《中华人民共和国专利法》), promulgated on March 12, 1984 with the last amendment effective from June 1, 2021, and the Detailed Implementing Rules of the Patent Law of the PRC (《中华人民共和国专利法实施细则》) promulgated on June 15, 2001 with the last amendment effective from February 1, 2010, respectively, an inventor or a designer may apply to China National Intellectual Property Administration, or the CNIPA for the grant of an invention patent, an utility model patent or a design patent. According to the Patent Law of the PRC, the right to apply for a patent (a patent application) and of registered patent can be transferred upon completion of registration with CNIPA. The patent right duration is 20 years for invention and 10 years for utility model and design, starting from the date of application. A patentee is obligated to pay annual fee beginning with the year in which the patent right is granted. Failure to pay the annual fee may result in a termination of the patent right duration.

Copyright

The Copyright Law of the PRC (《中华人民共和国著作权法》), promulgated on September 7, 1990 with the last amendment promulgated on November 11, 2020 and to be effective on June 1, 2021, protects copyright and explicitly covers computer software copyright. The Regulations on the Computer Software Protection (《计算机软件保护条例》), promulgated on December 20, 2001 and amended on January 30, 2013 and came into force on March 1, 2013, protects the rights and interests of the computer software copyright holders and encourages the development of the software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations are automatically protected immediately after its development, whether published or not. Foreigners or stateless persons having software first published within the territory of the PRC enjoy copyright in accordance with these regulations. Software owned by foreigners or stateless persons are protected in the PRC under these regulations according to an agreement signed between the country to which the foreigner belongs or the habitual residence of its developer and the PRC or according to the international conventions the PRC participated in. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. On February 20, 2002, the National Copyright Administration of the PRC promulgated the Measures for the Registration of Computer Software Copyright (《计算机软件著作权登记办法》), which came into force on the date of promulgation and outlines the operational procedures for registration of software copyright, as well as registration of software copyright licenses and transfer contracts. The copyright Protection Center of PRC is mandated as the software registration agency under the regulations.

Layout Designs of Integrated Circuits

The Regulations on the Protection of Layout-Designs of Integrated Circuits (《集成电路布图设计保护条例》) was promulgated by the State Council on April 2, 2001 and became effective on October 1, 2001, and the Detailed Implementing Rules of the Regulations on the Protection of Layout-Designs of Integrated Circuits (《集成电路布图设计保护条例实施细则》) were promulgated by CNIPA, the authority to receive and examine applications for registrations of layout IC designs, on September 18, 2001 and came into effect on October 1, 2001, or collectively the Layout-design Regulations.

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

Domain Name

Internet domain name registration and related matters are primarily regulated by the Administrative Measures on Internet Domain Names (《互联网域名管理办法》) issued by the Ministry of Industry and Information Technology (中华人民共和国工业和信息化部), or the MIIT, on August 24, 2017 which became effective on November 1, 2017, the Measures on Domain Name Disputes Resolution (《中国互联网络信息中心域名争议解决办法》) issued by China Internet Network Information Center (中国互联网络信息中心), or the CINIC, which became effective on June 28, 2012 (abolished on November 21, 2014), and the Announcement of Issuance and Implementation on the Detailed Implementing Rules of national TLD (《关于发布并实施<国家顶级域名注册实施细则 >系列规定的公告》) issued by CINIC, which became effective on June 18, 2019. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. Domain name disputes shall be submitted to institutions authorized by the CINIC for resolution.

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

PRC Laws relating to Production Safety

The Work Safety Law of the PRC (《中华人民共和国安全生产法》) promulgated on June 29, 2002, with the latest amended version effective from September 1, 2021, is the principal law governing the supervision and administration of production safety in the PRC. Entities engaged in production and business activities within the territory of the PRC shall abide by the relevant legal requirements such as providing its staff with training on production safety and providing safe working environment in compliance with relevant laws and regulations. Any entities unable to provide the required safe working environment may not engage in production activities. Any failure to comply with the aforesaid provisions or to rectify noncompliance within a time limit may subject the relevant entities to fines and penalties, suspension of operations, ceasing of operations, or even criminal liability in severe situations.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Taxes on the Indirect Transfer of Properties by Non-resident Enterprises (《关于非居民企业间接转让财产企业所得税若干问题的公告》 ) promulgated and with effect from February 3, 2015 and with last amendment on December 29, 2017, or Circular 7, and the Announcement of the State Administration of Taxation on Issues Concerning Withholding of Income Tax of Non-resident Enterprises at Source (《国家税务总局关于非居民企业所得税源泉扣缴有关问题的公告》 ) promulgated on October 17, 2017 with last amendment on June 15, 2018, or Circular 37, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise, or PRC Taxable Properties, to evade its obligation of paying EIT by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise, in accordance with the provisions of Article 47 of the EIT Law. PRC Taxable Properties in this announcement include properties of a PRC entity or establishment located in the PRC, real estate in the PRC and an equity investment in a PRC resident enterprise, that are directly held by non-resident enterprises and proceed from such transfer shall be subject to EIT in the PRC in accordance with the PRC tax laws. An indirect transfer of PRC Taxable Properties refers to a transfer by a non-resident company of an equity interest or other similar right or interest in an overseas enterprise (excluding the PRC resident enterprise registered overseas), or the Overseas Enterprises, that in turn directly or indirectly holds the PRC Taxable Properties, which effectively has the same or a similar effect as a direct transfer of such PRC Taxable Properties. Circular 7 also provides that an indirect transfer of PRC Taxable Properties, which satisfies one of the following conditions, will not be subject to the aforesaid provisions:

●	A non-resident enterprise buys and sells the shares of one same overseas listed company in a public stock exchange; and
●	If the non-resident enterprise directly held and transferred PRC Taxable Properties, the proceeds derived thereof would be exempt from EIT under the applicable tax treaty or arrangement.

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

In April 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (《财政部、税务总局关于调整增值税税率 的通知》), which came into effect on May 1, 2018, or Circular 32, according to which (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively; and (ii) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (《关于深化增值税改革有关政策的公告》), which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019 and came into effect on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

PRC Laws and Regulations relating to Dividend Distribution

Under the Foreign Investment Law of the People’s Republic of China (《中华人民共和国外商投资法》), which was promulgated by the National People’s Congress of the PRC on March 15, 2019 and became effective on January 1, 2020, the organization form and structure and operating rules of foreign-funded enterprises are subject to the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other applicable laws. According to the Company Law of the People’s Republic of China, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in the PRC are also required to allocate at least 10% of their respective accumulated profits after tax each year, if any, to certain reserve funds unless these accumulated reserves have reached 50% of the registered capital of such enterprises. These reserves are not distributable as cash dividends.

According to the EIT Law and its implementing rules, dividends paid to investors of an eligible PRC resident enterprise can be exempted from EIT and dividends paid to foreign investors are subject to a withholding tax rate of 10%, unless relevant tax agreements entered into by the PRC government provide otherwise.

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes (《内地和香港特别行政区关于对所得避免双重征税和防止偷漏税的安排》), or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company.

Pursuant to the Circular on Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties (《关于执行税收协定股息条款有关问题的通知》), which was promulgated by the State Administration of Taxation, or SAT, and became effective on February 20, 2009, all of the following requirements shall be satisfied where a fiscal resident of the other party to a tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (i) such a fiscal resident who obtains dividends shall be a company as provided in the tax agreement; (ii) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (iii) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to obtaining the dividends, reach a percentage specified in the tax agreement.

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

Pursuant to the Interim Regulations on Levying Social Insurance Premiums (《社会保险费征缴暂行条例》) promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees (《国务院关于完善企业职工基本养老保险制度的决定》 ) promulgated on December 3, 2005, the Decision of the State Council on Establishment of Basic Medical Insurance System for Urban Employee ( 《国务院关于建立城镇职工基本医疗保险制度的决定》) issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance ( 《失业保险条例》) effective from January 22, 1999, Regulations on Work-Related Injury Insurance (《工伤保险条例》) promulgated on April 27, 2003 with effect from January 1, 2004, and as amended on December 20, 2010 and effective from January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees (《企业职工生育保险试行办法》) promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

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

SAFE Circular 19

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》 ), or SAFE Circular 19, which came into effect on June 1, 2015 with its last amendment on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises, or the FIE, shall be subject to a discretional foreign exchange settlement, or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) and can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily determined as 100%. Renminbi converted from a foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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
(3)	directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter- enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and
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

SAFE Circular 7

Pursuant to the Circular of the State Administration of Foreign Exchange on the Relevant Issues Concerning the Administration of Foreign Exchange for Domestic Individuals’ Participation in Equity Incentive Programs of Overseas Listed Companies (《国家外汇管理局关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》), all individuals who participate in the same equity incentive program of an overseas listed company shall, through their domestic company, collectively entrust one domestic agency to solely handle the relevant matters for them including registration of foreign exchange, opening of the account and transfer and conversion of funds, and one overseas agency shall solely handle such matters including individuals’ exercise of rights, the purchase and sale of relevant stocks or equities and transfer of relevant funds.

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

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, it is likely that the SEC will view almost all other cryptocurrencies other than Bitcoin and Ether that can be mined to be “securities,” based on their status as “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to cryptocurrencies. It is similarly likely that these other cryptocurrencies will be treated as securities under the laws of the individual states.

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

The following is a list of our principal subsidiaries as of the date of this annual report on Form 20-F, and their respective date of incorporation, jurisdictions of incorporation, principal activities and the ownership interest we hold:

	Place of	Equity interest
Name of principal subsidiaries	incorporation	held	Principal activities
Canaan Creative (HK) Holdings Limited	Hong Kong Special Administrative Region	100%	Research and development of ICs

Hangzhou Canaan Intelligence Information Technology Co., Ltd.	Hangzhou, China	100%	Research and development of ICs

Canaan Creative Co., Ltd.	Beijing, China	100%	Research and development of ICs

Langfang Creative Technology Co., Ltd.	Langfang, China	100%	Assembly of mining equipments and spare parts

Canaan Convey Co., Ltd.	Beijing, China	100%	International distribution of mining equipments and spare parts

Zhejiang Avalon Technology Co., Ltd.	Hangzhou, China	100%	Distribution of mining equipments and spare parts

Canaan Bright Sight Co., Ltd.	Beijing, China	100%	International distribution of AI products

Canaan Creative (SH) Co., Ltd.	Shanghai, China	100%	Research and development of ICs

Canaan Creative Global Pte. Ltd.	Singapore	100%	International headquarters, research and development of ICs, international distribution of mining equipments and spare parts

Canaan U.S. Inc.	United States	100%	International distribution of mining equipments and spare parts, mining business

Canaan Creative International PTE. Ltd.	Singapore	100%	Mining business

The following diagram illustrates our corporate structure, including our principal subsidiaries described above, as of the date of this annual report on Form 20-F:

D.	Property, Plants and Equipment

Please refer to “B. Business Overview—Properties” for a discussion of our property, plants and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We provide supercomputing solutions through our proprietary high performance computing ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our PRC operating subsidiaries have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2020, 2021 and 2022, we generated revenue of nil, RMB21.7 million and RMB218.6 million (US$31.7 million) from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and AI solutions;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and AI solutions;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production; and
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales.

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our PRC operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established in-house production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines primarily at our assembly plant located in the PRC by integrating the ICs produced by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields. In addition, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our Bitcoin mining machines sales. As we endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business, we believe that such business will play a more significant role in supplementing our Bitcoin mining machines sales, mitigate our inventory risks and contribute to our financial and operating results.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

●	expected economic returns on Bitcoin mining activities, in particular, fluctuation of the Bitcoin price;
●	acceptance and development of blockchain technology applications, especially Bitcoin;
●	development of AI technology, especially edge computing;
●	the performance and cost of our products;
●	production capacity;
●	investment in research and development
●	impact of COVID-19 pandemic; and
●	the regulatory environment.

Expected economic returns on Bitcoin mining activities, in particular, the fluctuations of Bitcoin price

Our revenues are primarily derived from the sales of Bitcoin mining machines and related parts, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. Bitcoin miners’ purchasing behavior are primarily driven by the expected economic returns of Bitcoin mining. In addition, we also generate a portion of our revenues from our Bitcoin mining business, which is also primarily driven by the expected economic returns of Bitcoin mining. An increase in the Bitcoin price is a significant factor that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. Bitcoin price fluctuated significantly in the past few years and resulted in corresponding fluctuations of our sale of Bitcoin mining machines. We expect our results of operations to continue to be affected by the fluctuations of Bitcoin price, as a significant portion of our revenue is expected to come from the sales of Bitcoin mining machines and related parts and a portion of our revenues is expected to come from our Bitcoin mining business. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition.

In addition to the volatility of Bitcoin price, various other factors, mostly beyond our control, could impact the expected economic returns of Bitcoin mining as well, including, among others, increase in the Bitcoin’s total network hash rate, increase in transaction fees, increase in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, and a variety of special economic, geopolitical and regulatory factors.

Additionally, fluctuations in Bitcoin price may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first quarter of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. Subsequently, another price drop on A12 series was offered in late March 2023, which in turn led to a further write-down to such inventories and related prepayments based on the most recent subsequent selling price, despite an inventories write-down recorded based on the price earlier. As a result, we recorded inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB629.4 million in 2022. If the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above its carrying value, our gross profit may also be inflated by such write-down.

Furthermore, Bitcoin price drop in the past also led to our offering of credit sales to certain customers, instead of full prepayment before delivery of products. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. In 2020, we recognized such price concessions of RMB11.5 million. We did not provide price concession in 2021 and 2022.

Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin

Our current blockchain application is designed for Bitcoin mining. Our revenues derived from sales of Bitcoin mining machines and related parts were RMB422.6 million in 2020, RMB4,939.9 million in 2021 and RMB4,150.3 million (US$601.7 million) in 2022. For the years ended December 31, 2020, 2021 and 2022, we generated revenue of nil, RMB21.7 million and RMB218.6 million (US$31.7 million) from the Bitcoin mining business, respectively. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.

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

Production Capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. For example, in 2022, we mainly relied on two third-party foundry partners for our Bitcoin mining machine business, and we cannot guarantee that they will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. In addition, our final test yield is a function of both product design, which is developed by us, and process technology of our third-party foundry partners. If any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry- Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.” As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected.

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

In 2020, our operations were significantly affected by the COVID-19 pandemic. The revenue contribution from our Bitcoin mining machine business decreased in the first few months of 2020 compared to the prior period, partly due to the outbreak of COVID-19, which significantly affected the expected returns on Bitcoin related activities such as mining, and in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines. Our Bitcoin mining machine business has been gradually recovering in 2021, underpinned by higher average selling price and more customer orders, following the effective control of the outbreaks in the PRC, the resumption of business activities and the gradual recovery of the global general economy. However, there have been significant resurgence of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases. And we may experience disruptions to our business operations resulting from supply interruptions, quarantines, self-isolations, or other movement and restrictions on the ability of our employees or our counterparties to perform their jobs. For example, in March 2022, the COVID-19 resurgence, together with the resulting travel restrictions and quarantine measures, caused disruptions in the operations of our assembly plant in the PRC, which resulted in delays in the shipment of products to certain customers. Also, due to the outbreak of Omicron variant in 2022, certain cities in China have imposed new restrictions and quarantine requirements with office closures and stay home orders. At the end of November 2022, Chinese government eased strict zero COVID-19 policy which caused surge of COVID-19 cases in December 2022 and January 2023. The future impact of the COVID-19 pandemic is still highly uncertain and there is no assurance that the COVID-19 pandemic or any other pandemic, or other unfavorable global economic, business or political conditions, will not materially and adversely affect our business, prospects, financial condition, and operating results.

Regulatory Environment

Historically, a significant portion of our Bitcoin mining machines were sold to customers located in China. Because of the adverse changes in the regulatory environment in the PRC, we have been actively exploring the international markets outside the PRC and our revenues generated from sales to customers outside China, such as customers in Southeast Asia, the United States, Australia and Central Asia, represented 97.2% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2022. As such, we need to ensure that we are compliant with the existing and future laws and regulations relating to our business in the various jurisdictions that are material to our business and operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry-We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”

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

Development of AI Technology, Especially Edge Computing

In addition to our Bitcoin mining machines, we have also developed ASICs for AI applications and have continued to make investments in the edge computing area. Revenues derived from the sale of our AI products was RMB4.9 million in 2020, RMB17.0 million in 2021 and RMB9.3 million (US$1.4 million) in 2022. The development of AI technology, especially as it relates to edge computing, and the acceptance of ASICs for AI applications is crucial to our future success in diversifying our product offering.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from sales of Bitcoin mining machines.

The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

		(in millions, except for percentage)
Products revenue	427.5	95.5	4,956.9	99.4	4,159.6	603.1	95.0
Bitcoin mining machines(1)	422.6	94.4	4,939.9	99.1	4,150.3	601.7	94.8
AI products	4.9	1.1	17.0	0.3	9.3	1.4	0.2
Mining revenue	—	—	21.7	0.4	218.6	31.7	5.0
Leases revenue(2)	19.0	4.2	7.6	0.2	—	—	—
Maintenance service revenue	0.3	0.1	0.2	0.0	—	—	—
Other revenues	0.9	0.2	0.3	0.0	0.7	0.1	0.0
Total	447.7	100.0	4,986.7	100.0	4,378.9	634.9	100.0

Notes:

(1)	Substantially all of our bitcoin mining machines products revenue is attributable to sales of Bitcoin mining machines, with the remainder consisting of Bitcoin mining machine parts and accessories.
(2)	We started to lease our Bitcoin mining machine in July 2019 to achieve better liquidity management when the Bitcoin price is low. We typically lease our Bitcoin mining machines for a period of six months, but with the option, at the mutual agreement of the parties, of ending the lease in three months. Our customer is responsible for the maintenance of the Bitcoin mining machines during the lease period. We ceased leasing mining equipment in the second quarter of 2021.

Our revenue is primary affected by the total computing power sold and their average selling price. The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines. The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “-Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in the fourth quarter of 2022 reduced the average selling price of Bitcoin mining machines in the same periods. This is typically the case of our A13 series products which were released just before the Bitcoin price drop and, despite its much stronger computing power, had a lower average selling price as compared with our A12 series products in 2022. The following table sets forth the total computing power sold and average selling prices of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year ended December 31,
	2020			2021			2022
		Total			Total			Total
		Computing			Computing			Computing
		Power	ASP per		Power	ASP per		Power	ASP per
	Revenue	Sold	Thash	Revenue	Sold	Thash	Revenue	Sold	Thash
	RMB in	Thash/s	RMB	RMB in	Thash/s	RMB	RMB in	Thash/s	RMB
	millions			millions			millions
A8 series(1)	6.2	699,292	9	—	—	—	—	—	—
A9 series(2)	1.7	47,536	35	—	—	—	—	—	—
A10 series(3)	350.8	5,477,423	64	1.0	102,259	10	—	—	—
A11 series(4)	40.7	297,170	137	2.8	85,083	33	—	—	—
A12 series(5)	14.2	79,307	178	4,913.7	22,154,791	222	4,140.0	15,102,553	274
A13 series(6)	—	—	—	—	—	—	0.7	6,201	116
Total	413.5	6,600,729	63	4,917.5	22,342,133	220	4,140.7	15,108,754	274

Notes:

(1)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(2)	Mainly includes our A921 and A911 Bitcoin mining machines.

(3)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(4)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(5)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(6)	Mainly includes our A1346 Bitcoin mining machines.

Moreover, the average selling price of our Bitcoin mining machines in terms of computing power decreased as a result of the overall technology advancement that led to a lower unit cost of production.

Cost of revenues

Our cost of revenues consists of product costs, including costs of raw materials, costs of contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation, warehousing costs as well as inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments and tax surcharges. The following table sets forth a breakdown of our cost of revenues, expressed as an absolute amount and as a percentage of our total cost of revenues, for the years indicated.

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

			(in millions, except for percentages)
Cost of revenues excluding the impact of write-down	1,159.6	282.9	2,170.5	101.6	2,240.5	324.8	79.2
Inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments	44.9	11.0	50.7	2.4	629.4	91.3	22.2
Transfer of inventories write-down and prepayment write-down	(794.6)	(193.9)	(85.2)	(4.0)	(38.8)	(5.6)	(1.4)
Total cost of revenues	409.9	100.0	2,136.0	100.0	2,831.1	410.5	100.0

Historically, the relative weight of the components of our cost of revenues remained relatively stable without taking into consideration the inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments. As we employ a fabless model, costs of contract manufacturing and raw materials is the largest component of our cost of revenues. Going forward, as we continue our fabless model, we do not expect any major changes to the relative weight of the components of our cost of revenues without taking into consideration the inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

We make inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price and changes of market demands. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first quarter of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. Subsequently, another price drop on A12 series was offered in late March 2023, which in turn led to a further write-down to such inventories and related prepayments based on the most recent subsequent selling price, despite an inventories write-down recorded based on the price earlier. As a result, we recorded inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB629.4 million in 2022. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The following table sets out the average selling cost of our Bitcoin mining machines expressed in terms of computing power:

	Year ended December 31,
	2020		2021		2022
	Total	Selling	Total	Selling	Total	Selling
	Computing	Cost per	Computing	Cost per	Computing	Cost per
	Power Sold	Thash	Power Sold	Thash	Power Sold	Thash
	Thash/s	RMB	Thash/s	RMB	Thash/s	RMB

A8 series(1)	699,292	171	—	—	—	—
A9 series(2)	47,536	225	—	—	—	—
A10 series(3)	5,477,423	153	102,259	153	—	—
A11 series(4)	297,170	158	85,083	118	—	—
A12 series(5)	79,307	106	22,154,791	88	15,102,553	97
A13 series(6)	—	—	—	—	6,201	82
Total	6,600,729	155	22,342,133	89	15,108,754	97

Notes:

(1)	Mainly includes our A821, A841, A851 and A852 Bitcoin mining machines.
(2)	Mainly includes our A921 and A911 Bitcoin mining machines.
(3)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(4)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(5)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(6)	Mainly includes our A1346 Bitcoin mining machines.

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

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. In 2020, 2021 and 2022, our gross profit was RMB37.8 million, RMB2,850.7 million and RMB1,547.8 million (US$224.4 million), respectively. Our overall gross profit margin in 2020, 2021 and 2022 was 8.4%, 57.2% and 35.3%, respectively. During the first three quarters of 2020, the decline in total computing power sold and the average selling price per Thash/s resulted in lower gross profit and gross profit margin. Because of the increased average selling price of our Bitcoin mining machines driven by the increasing Bitcoin price, our gross profit and gross profit margin both increased in 2021. As the Bitcoin price dropped again in the second half of 2022, we experienced a decrease in demand and average selling price of our Bitcoin mining machines, thereby leading to lower Bitcoin mining machines revenue. Additionally, we recorded an inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB629.4 million (US$91.3 million) in 2022, which resulted in the increase in our cost of revenues and therefore lower gross margin in 2022.

Operating expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Research and development expenses	140.0	31.3	332.8	6.7	546.6	79.2	12.5
-Share-based compensation expense included in research and development expenses	0.7	0.2	99.2	2.0	66.1	9.6	1.5
Sales and marketing expenses	20.0	4.5	100.5	2.0	63.0	9.1	1.4
-Share-based compensation expense included in sales and marketing expenses	0.0	0.0	8.2	0.0	16.3	2.4	0.4
General and administrative expenses	131.6	29.4	589.1	11.8	580.5	84.2	13.3
-Share-based compensation expense included in general and administrative expenses	2.3	0.5	383.8	7.7	324.1	47.0	7.4
Impairment on cryptocurrency	—	—	—	—	53.0	7.7	1.2
Total	291.6	65.1	1,022.4	20.5	1,243.1	180.2	28.4

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

Impairment on cryptocurrency. Impairment on cryptocurrency to be recognized is measured by the amount by which the carrying amount of cryptocurrencies exceeds the fair value of the cryptocurrencies. The recoverable amount of cryptocurrencies is based on the fair value less costs of disposal. The fair value of the cryptocurrencies is determined by using the quoted price on the cryptocurrencies platform website well recognized by the block chain users.

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

Hong Kong, Singapore and United States

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 8.25% for profit of up to HK$2.0 million and 16.5% for the remainder. Our subsidiaries in Singapore and United States are subject to income tax rates of 17.0% and 21.0%, respectively. No Hong Kong, Singapore and United States profit or income tax has been levied as we did not have an assessable profit that was earned in or derived from the Hong Kong, Singapore and United States subsidiaries during the periods presented. Dividends income received from PRC subsidiaries are not subject to Hong Kong, Singapore and United States profits or income tax.

PRC

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to the PRC EIT at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

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

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$

		(in millions)
Revenues:
Products revenue	427.5	4,956.9	4,159.6	603.1
Mining revenue	—	21.7	218.6	31.7
Leases revenue	19.0	7.6	—	—
Maintenance service revenue	0.3	0.2	—	—
Other revenues	0.9	0.3	0.7	0.1
Total revenues	447.7	4,986.7	4,378.9	634.9
Cost of revenues	(409.9)	(2,136.0)	(2,831.1)	(410.5)
Gross profit	37.8	2,850.7	1,547.8	224.4
Operating expenses:
Research and development expenses	(140.0)	(332.8)	(546.6)	(79.2)
Sales and marketing expenses	(20.0)	(100.5)	(63.0)	(9.1)
General and administrative expenses	(131.6)	(589.1)	(580.5)	(84.2)
Impairment on cryptocurrency		—	(53.0)	(7.7)
Total operating expenses	(291.6)	(1,022.4)	(1,243.1)	(180.2)
Income/(loss) from operations:	(253.9)	1,828.3	304.7	44.2
Interest income	3.2	7.3	15.9	2.3
Change in fair value of warranty liability	—	190.2	24.6	3.6
Investment income	5.8	0.3	—	—
Foreign exchange gain, net	2.4	17.9	243.0	35.2
Other income, net	31.0	6.4	22.1	3.2
Income/(loss) before income tax expense	(215.1)	2,050.4	610.3	88.5
Income tax expense	—	(50.1)	(124.0)	(18.0)
Net income/(loss)	(215.1)	2,000.3	486.3	70.5
Foreign currency translation adjustment, net of nil tax	(24.2)	(22.1)	97.1	14.1
Total comprehensive income/(loss)	(239.3)	1,978.1	583.4	84.6

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Our revenue decreased by 12.2% to RMB4,378.9 million (US$634.9 million) in 2022 from RMB4,986.7 million in 2021, primarily due to a decrease in the sales volume of our Bitcoin mining machines in terms of computing power from 22.3 million Thash/s in 2021 to 15.1 million Thash/s in 2022, which in turn was the result of the Bitcoin price drop in 2022.

Cost of revenues. Our cost of revenues increased by 32.5% to RMB2,831.1 million (US$410.5 million) in 2022 from RMB2,136.0 million in 2021. Such increase was the result of the fact that (i) we recorded RMB629.4 million (US$91.3 million) for inventories write-down, prepayment write-down and provision for reserve for inventory purchase commitments which increased the cost of revenues in 2022 as well as (ii) the depreciation of mining machines increased from RMB1.3 million in 2021 to RMB208.0 million (US$30.2 million) in 2022 due to our growing mining machine fleet for the mining business in the full year of 2022.

Gross profit. As a result of the foregoing, our gross profit decreased to RMB1,547.8 million (US$224.4 million) in 2022 from RMB2,850.7 million in 2021. Our gross margin was 35.3% in 2022.

Operating expenses. Our total operating expenses increased by 21.6% to RMB1,243.1 million (US$172.6 million) in 2022 from RMB1,022.4 million in 2021.

Research and development expenses. Our research and development expenses increased by 64.2% to RMB546.6 million (US$79.3 million) in 2022 from RMB332.8 million in 2021. The increase was primarily due to an increase of RMB174.6 million in staff cost primarily due to an increase in the number of our research and development employees and an increase of RMB96.0 million one-off incremental development expenses for our A13 series products, partially offset by a decrease of RMB33.1 million in share-based compensation. As a result of the foregoing, our research and development expenses as a percentage of our revenues increased from 6.7% in 2021 to 12.5% in 2022.

Selling and marketing expenses. Our selling and marketing expenses decreased by 37.3% to RMB63.0 million (US$9.1 million) in 2022 from RMB100.5 million in 2021. The decrease was mainly driven by a decrease of RMB52.4 million in staff costs due to the declined sales performance, partially offset by an increase of RMB8.1 million in share-based compensation. Our selling and marketing expenses as a percentage of our revenues thereby decreased from 2.0% in 2021 to 1.4% in 2022.

General and administrative expenses. Our general and administrative expenses decreased by 1.3% to RMB580.5 million (US$84.2 million) in 2022 from RMB589.1 million in 2021. The decrease was primarily due to a decrease of RMB59.7 million in share-based compensation due to the declined share incentive grants, partially offset by an increase of RMB20.8 million in staff cost primarily due to talent structure optimization and an increase of RMB17.7 million in professional service fees primarily incurred for the expansion of our business globally. However, due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased from 11.8% in 2021 to 13.3% in 2022.

Impairment on cryptocurrency. Our impairment on cryptocurrency increased to RMB53.0 million (US$7.7 million) in 2022 from nil in 2021, due to the Bitcoin price dropped in the second half of 2022. As of December 31, 2022, we held approximately 757 bitcoins, with the fair value of a single bitcoin of approximately US$16.6 thousands.

Interest income. Our interest income increased by 118.0% to RMB15.9 million (US$2.3 million) in 2022 from RMB7.3 million in 2021, primarily due to the increased interest rates of bank deposits.

Change in fair value of warrant liability. Our change in fair value of warrant liability incurred RMB24.6 million (US$3.6 million) in 2022, compared to RMB190.2 million in 2021, due to the fair value change in warrants issued in May 2021 and repurchased in June 2022.

Foreign exchange gain. Our foreign exchange gain increased by 1,258.1% to RMB243.0 million (US$35.2 million) in 2022 from RMB17.9 million in 2021, as a result of the U.S. dollar appreciation against the Renminbi in 2022.

Others, net. Our net other income was RMB22.1 million (US$3.2 million) in 2022 and RMB6.4 million in 2021, both of which were primarily from government grants.

Income before income tax expenses. We recorded income before income tax expenses of RMB610.3 million (US$88.5 million) in 2022 and RMB2,050.4 million in 2021.

Income tax expense. Our income tax expense was RMB124.0 million (US$18.0 million) in 2022, and our effective tax rate increased from 2.4% in 2021 to 20.3% in 2022 due to the decreased tax loss carry-forwards utilized in 2022.

Net income. As a result of the foregoing, we recorded a net income of RMB486.3 million (US$70.5 million) in 2022, compared to RMB2,000.3 million in 2021.

Foreign currency translation adjustment, net of nil tax. We recorded RMB97.1 million (US$14.1 million) of positive foreign currency translation adjustment, net of nil tax in 2022, while we recorded RMB22.1 million of negative foreign currency translation adjustment, net of nil tax in 2021, primarily due to the fluctuation of exchange rates.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue. Our revenue increased by 1,013.9% to RMB4,986.7 million (US$782.5 million) in 2021 from RMB447.7 million in 2020, primarily due to the increase in total computing power sold from 6.6 million Thash/s in 2020 to 22.3 million Thash/s in 2021, and the increase in average selling price per Thash/s from RMB63 per Thash/s in 2020 to RMB220 per Thash/s in 2021.

Cost of revenues. Our cost of revenues increased by 421.1% to RMB2,136.0 million (US$335.2 million) in 2021 from RMB409.9 million in 2020. Such increase was the result of an increase in the Company’s computing power sales volume from 6.6 million Thash/s in 2020 to 22.3 million Thash/s in 2021, partially offset by a decrease of per Thash/s cost from RMB155 in 2020 to RMB89 in 2021, which in turn was the result of the advancement of production technology and the decrease of wafer cost.

Gross profit. As a result of the foregoing, our gross profit improved to RMB2,850.7 million (US$447.3 million) in 2021 from RMB37.8 million in 2020. Our gross margin was 57.2% in 2021.

Operating expenses. Our total operating expenses increased by 250.6% to RMB1,022.4 million (US$160.4 million) in 2021 from RMB291.6 million in 2020.

Research and development expenses. Our research and development expenses increased by 137.7% to RMB332.8 million (US$52.2 million) in 2021 from RMB140.0 million in 2020. The increase was primarily due to (i) an increase of RMB98.5 million in share-based compensation due to additional share incentive grants, (ii) an increase of RMB44.9 million of material expenses primarily due to incremental development costs for our A12 series products, and (iii) an increase of RMB41.6 million in staff cost primarily due to an increase in the number of our research and development employees. Our research and development expenses as a percentage of our revenues decreased from 31.3% in 2020 to 6.7% in 2021 due to an increase in our revenue.

Selling and marketing expenses. Our selling and marketing expenses increased by 402.5% to RMB100.5 million (US$15.8 million) in 2021 from RMB20.0 million in 2020. The increase was mainly attributable to (i)an increase of RMB70.1 million in staff cost primarily due to sales incentive associated with increased sales performance, and (ii)an increase of RMB8.2 million in share-based compensation due to additional share incentive grants. Our selling and marketing expenses as a percentage of our revenues decreased from 4.5% in 2020 to 2.0% in 2021 due to an increase in our revenue.

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

As of December 31, 2022, we had aggregate cash and cash equivalents of RMB707.3 million (US$102.5 million).

From 2018, we entered into certain short-term loan agreements with various banks with an aggregate principal amount of RMB500.0 million and interest rates ranging from 4.35% to 6.09% per annum. We have repaid these outstanding short-term loans as of December 31, 2020.

The weighted average interest rate for all of our borrowings was approximately 3.16%, nil and nil per annum for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Summary of Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2020	2021	2022
	RMB	RMB	RMB	US$

		(in millions)
Net cash (used in)/provided by operating activities	42.3	1,438.9	(1,696.7)	(246.0)
Net cash (used in)/provided by investing activities	(49.6)	5.1	(30.3)	(4.4)
Net cash provided by/(used in) financing activities	(111.9)	905.8	(365.5)	(53.0)
Net increase/(decrease) in cash and cash equivalents, restricted cash	(119.2)	2,349.8	(2,092.5)	(303.4)
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(9.8)	(13.9)	68.1	9.9
Cash and cash equivalents, restricted cash at the beginning of year	524.8	395.8	2,731.7	396.1
Cash and cash equivalents, restricted cash at the end of year	395.8	2,731.7	707.3	102.5

Operating Activities

Net cash used in operating activities in 2022 was RMB1,696.7 million (US$246.0 million). The principal items accounting for the difference between our net cash used in operating activities and our net income of RMB486.4 million (US$70.5 million) were a RMB1,559.1 million (US$226.1 million) increase in inventories and a RMB1,386.1 million (US$201.0 million) decrease in contract liabilities, partially offset by RMB467.3 million (US$67.7 million) in inventories write-down and RMB407.4 million (US$59.1 million) in share-based compensation expense.

Net cash provided by operating activities in 2021 was RMB1,438.9 million. The principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB2,000.3 million were a RMB1,413.5 million increase in prepayments and other current assets and a RMB787.6 million increase in inventories, partially offset by a RMB910.3 million increase in contract liability and a RMB491.5 million in share-based compensation expense.

Net cash provided by operating activities in 2020 was RMB42.3 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB215.1 million were a RMB422.1 million increase in contract liabilities.

Investing Activities

Net cash used in investing activities was RMB30.3 million (US$4.4 million) in 2022, which was primarily attributable to purchase of property, equipment and software of RMB95.1 million (US$13.8 million), which was partially offset by proceeds from disposal of cryptocurrency of RMB64.8 million (US$9.4 million).

Net cash provided by investing activities was RMB5.1 million in 2021, which was primarily attributable to proceeds from the disposal of short-term investments of RMB62.7 million, which was partially offset by purchase of property, equipment and software of RMB37.7 million and payment for other investments of RMB20.0 million.

Net cash used in investing activities was RMB49.6 million in 2020, which was primarily attributable to payment for short-term investments of RMB1,334.1 million, which was partially offset by proceeds from disposal of short-term investments of RMB1,288.5 million.

Financing Activities

Net cash used in financing activities was RMB365.5 million (US$53.0 million) in 2022, which was attributable to the payment for repurchase of ordinary shares of RMB234.3 million (US$34.0 million), repurchase for tax withholdings on vesting of restricted share units of RMB157.3 million (US$22.8 million) and repurchase of warrants of RMB44.3 million (US$6.4 million), partially offset by proceeds from resale of treasury stock of RMB70.4 million (US$10.2 million).

Net cash provided by financing activities was RMB905.8 million in 2021, which was attributable to proceeds from registered direct offering of RMB1,029.5 million, which was partially offset by the payment for repurchase of ordinary shares of RMB104.1 million.

Net cash used in financing activities was RMB111.9 million in 2020, which was attributable to repayment of borrowings of RMB217.0 million, repurchase of ordinary shares of RMB40.0 million, which was partially offset by proceeds from borrowings of RMB152.0 million.

Capital Expenditures

We made capital expenditures of RMB2.2 million, RMB37.7 million and RMB95.1 million (US$13.8 million) in 2020, 2021 and 2022, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software and other long-term assets. We will continue to make capital expenditures to meet the expected growth of our business.

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

For us to remit cash to our PRC subsidiaries, including the net proceeds from any offering of securities outside of China, we may do so through equity investments into our PRC subsidiaries or provision of shareholders’ loan to our PRC subsidiaries. We may also establish new operating subsidiaries in the PRC. The maximum amount of equity investment the Company can make into its PRC subsidiaries is not subject to any limitations, while the maximum amount of shareholder loans the Company’s PRC subsidiaries can incur is determined by the difference between its registered capital and total investment amount. The table below sets forth the amount of cash remitted to our PRC subsidiaries through our Hong Kong subsidiary in 2020, 2021 and 2022:

Year	Method	Amount
2020	Shareholder loan	RMB111.6 million
2021	Shareholder loan	RMB294.3 million
2022	N/A	Nil

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for 2021 and 2022 were increases of 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

C.	Research and Development, Patents and Licenses, etc.

Technology and Product Offering Development

See “Item 4. Information on the Company—B. Business Overview.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our products and sales by the end of 2022. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Estimates

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

Valuation of Inventories and Prepayments and Provision for Reserve on Inventory Purchase Commitments

Inventories, consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost and net realizable value. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and market promotions. We also record a write-down for the prepayment to third-party suppliers for foundry services when we believe that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. In 2022, we entered into several contracts to purchase foundry service in 2023. These contracts represent firm purchase commitments which are evaluated for potential losses. We assessed the loss contingency for firm purchase commitments taking into account the estimated selling price of mining equipment products. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value.

For purposes of our valuation analysis of inventories write-down, prepayments write-down and provision for reserve for inventory purchase commitments, we develop estimated selling price of mining equipment based on the most recent subsequent selling price. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of the estimates. We recorded inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments of RMB44.9 million, RMB50.7 million and RMB629.4 million (US$91.3 million) in 2020, 2021 and 2022, respectively, as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

Revenue from contracts with customers (ASC 606)

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

Revenues from product sales are recorded at the net sales price (transaction price), which includes an estimation of variable consideration which primarily results from implicit price concessions on credit sales. The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, we will adjust these estimates, which would affect revenue and earnings in the period when such changes are known. With respect to the determination of variable consideration resulting from the amount of implicit price concession, since the Bitcoin market price is volatile and unpredictable and changes of Bitcoin price will greatly affect the implicit price concessions to be provided by us to our credit sales customers, we historically have not been able to overcome the constraint on variable consideration at the time of product sale or at subsequent period-end dates until we have knowledge about the resolution of the uncertainty through payment by the customer. We use all the subsequent information to the date of issuance of the financial statements to adjust the estimated variable consideration for the periods presented, representing updated information on the best estimate of the amount of transaction price that is probable of being received and therefore not constrained as of period-end. We will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2020, 2021 and 2022, we recognized price concessions provided to our customers in the amounts of RMB11.5 million, nil and nil, respectively, due to the reason that we had ceased to provide credit sales for our clients since the second half of 2020. During the year ended December 31, 2022, the adjustment to the previously estimated variable considerations was nil (years ended December 31, 2020 and 2021: RMB14.7 million and nil), which was recorded as revenue of this year.

The amount of variable consideration is estimated based upon the most likely amount of consideration to which we will be entitled. All estimates are based on historical experience and our best judgment at the time to the extent it is probable that a significant reversal of revenue previously recognized will not occur. All estimates of variable consideration are reassessed periodically. The total transaction price is allocated to the single performance obligation. The accounting estimate is considered to be critical for the year ended December 31, 2020.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Name	Age	Position/Title
Nangeng Zhang	40	Chairman of the Board and Chief Executive Officer
James Jin Cheng	44	Chief Financial Officer
Wenjun Zhang	57	Independent Director
Hongchao Du	55	Independent Director
Zhitang Shu	56	Independent Director
Yaping Zhang	48	Independent Director
Lu Meng	40	Secretary to the Board

Nangeng Zhang is a founding member of our Company and has served as our Chairman of the Board and chief executive officer since our inception. Mr. Zhang has approximately 14 years of experience in electronic device design, engineering, manufacturing, quality control and research and development and is responsible for formulating and overseeing our overall development strategies and operations. Before founding our company, Mr. Zhang was an assistant researcher at the Beijing Remote Sensing and Communication Technology Institution, a research institution which specializes in research and development and production and marketing of antenna, detector, photoelectric measuring equipment, mid-wave infrared camera, from August 2005 to July 2008. Mr. Zhang received a bachelor’s degree in electronic information engineering and a master’s degree in software engineering from Beihang University in the PRC in July 2005 and July 2010, respectively. From September 2010 to October 2013, Mr. Zhang was pursuing a Ph.D. degree at Beihang University.

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

Wenjun Zhang has served as our independent director since August 2020. Mr. Zhang has over 20 years of experience in corporate management, capable of managing various function units and coordinate cross department cooperation. Mr. Zhang has also served as a managing director at Beijing Zhijian Engineering Co. Ltd. since December 2012. Mr. Zhang served as a vice president at Mesnac Co. Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 002073) from March 1999 to November 2012. He served as a vice general manager at Dalian Rubber & Plastics Machinery Works from May 1995 to February 1999. Mr. Zhang served as a project manager at Dalian Int’l Economic & Technical Corporation from October 1993 to April 1995. Mr. Zhang served as an engineer at Dalian Rubber & Plastics Machinery Works from September 1986 to September 1993. Mr. Zhang received a bachelor’s degree in plastic and polymer engineering technology from Beijing University of Chemical Technology in the PRC in 1986 and a master’s degree in political economy from Beijing Normal University in the PRC in 1999.

Hongchao Du has served as our independent director since August 2020. Mr. Du has more than 28 years of experience in informational technology. From March 1993 to August 1997, Mr. Du developed a series of English-Chinese translation software such as “English-Chinese Communication,” “Instant Communication,” and other real-time screen English-Chinese translation systems. From July 1996 to October 1999, he developed the first internet-based Chinese-version Windows platform “Cross-Strait Communication.” In April 2000, he established the largest IT community in China, DoNews.com. All these software and platforms has been widely used by both domestic and overseas users. Mr. Du served as a consultant in charge of Internet and new media at the State-owned Assets Supervision and Administration Commission of the State Council from December 2014 to December 2016, and was the launch expert of the Internet+ of Internet Society of China from January 2016 to December 2020. In addition, Mr. Du developed an all-purpose game card and duplicating system, which won the gold medal of the National University Science and Technology Achievement Expo in October 1991.

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

Yaping Zhang has served as our independent director since August 2020. Ms. Zhang has more than 20 years of experience in corporate financial management, including nine years of experience serving as a financial manager in a public company. Since July 2021, Ms. Zhang has served as the deputy general manager of Beijing Yade Jiaye Investment Co., Ltd. She served as a director of finance at Beijing Jingxi Cultural Tourism Co., Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 000802) from April 2011 to June 2020. Ms. Zhang served as a deputy manager of finance department at China Huali Holdings Group Co., Ltd. from May 2004 to April 2011. Ms. Zhang served as an account at Beijing Zhuzong Zhuzhaiyi Company from July 1997 to May 2004. Ms. Zhang received a bachelor’s degree in enterprise finance from Capital University of Economics in 1997. Ms. Zhang is qualified as a certified public accountant (CPA) and a senior international financial manager, and she also obtained mid-level and senior-level accountant certification.

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

In 2022, we and our subsidiaries paid an aggregate of RMB27.0 million (US$3.9 million) in cash to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

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

Amended and Restated 2018 Share Incentive Plan

In April 2021, our board of directors approved an amendment to the 2018 Share Incentive Plan, or the Amended and Restated 2018 Share Incentive Plan. Pursuant to the Amended and Restated 2018 Share Incentive Plan, in April 2021 and on every January 1 thereafter during which the 2018 Share Incentive Plan remains in effect, the maximum aggregate number of Class A Ordinary Shares which may be subject to awards under the 2018 Share Incentive Plan will be automatically increased by 15.0% of the total number of ordinary Shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated ordinary Shares which may be issuable under the 2018 Share Incentive Plan account for less than 3% of the then total issued and outstanding ordinary Shares. In May and September 2021, our board of directors approved an increase by 94,927,065 ordinary shares and 63,774,885 ordinary shares, representing 4.0% and 2.7% of total issued and outstanding shares at the end of 2021 pursuant to the Amended and Restated 2018 Share Incentive Plan, respectively. As of December 31, 2022, 299,179,140 restricted share units and 114,000,000 share options have been granted under the Amended and Restated 2018 Share Incentive Plan, 148,834,905 restricted share units have vested and 26,553,180 restricted share units have been cancelled due to departing employees.

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

Board Diversity

Board Diversity Matrix (As of April 19, 2023)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	N/A

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting, and evaluating the qualifications, performance and independence of, the independent auditors;
●	pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditors;
●	considering the adequacy of our internal accounting controls and audit procedures;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;
●	reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditors;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	meeting separately, periodically, with management, internal auditors and the independent auditors; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Hongchao Du and Nangeng Zhang. Hongchao Du is the chairman of our compensation committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

Our compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
●	reviewing and approving our executive officers’ employment agreements with us;
●	determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and
●	carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Nangeng Zhang and Hongchao Du. Nangeng Zhang is the chairman of our nominating and corporate governance committee. Hongchao Du satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rules.

Our nominating and corporate governance committee is responsible for, among other things:

●	selecting the board nominees for election by the shareholders or appointment by the board;
●	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

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

The following table sets forth information as of the date of this report with respect to the beneficial ownership of our ordinary shares by:

●each of our directors and executive officers;
●our directors and executive officers as a group; and
●each person known to us to own beneficially 5% or more of our ordinary shares.

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

The total number of ordinary shares outstanding as of 2,827,121,777, 2023 comprises 2,515,497,333 Class A ordinary shares and 311,624,444 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			% of total
			ordinary
			shares on an
	Number of Class A	Number of Class B	as-converted	% of voting
	ordinary shares	ordinary shares	basis	power†
Directors and Executive Officers:*
Nangeng Zhang(1)	**	311,624,444	11.7	65.3
James Jin Cheng	—	—	—	—
Lu Meng	**	**	**	**
Wenjun Zhang	—	—	—	—
Hongchao Du	—	—	—	—
Zhitang Shu	—	—	—	—
Yaping Zhang	—	—	—	—
Directors and Executive Officers as a Group	**	311,624,444	11.7	65.3
Principal Shareholders:
Flueqel Ltd.(2)	—	311,624,444	11.0	65.0
Spring River Greater China Fund(3)	194,992,395	—	6.9	2.7

Notes:

*	The business address for our directors and executive officers is 28 Ayer Rajah Crescent #06-08, S139959, Singapore.
**	Beneficially owns less than 1% of our outstanding shares.
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
(3)	Represents 194,992,395 Class A ordinary shares directly held by Spring River Greater China Fund as reported in the Schedule 13G/A filed by Spring River Greater China Fund with the SEC on January 31, 2023. Spring River Greater China Fund is incorporated under the laws of the Cayman Islands. The principal business office address of Spring River Greater China Fund is 12A1, 12/F, OfficePlus@Mongkok, Mong Kok, Kolwoon, Hong Kong

To our knowledge and based on our review of our register of members as of the date of this report, 2023, 2,397,927,225 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

On April 8, 2022, we entered into an at the market offering agreement (as amended by the Amendment No. 1 to ATM Agreement dated as of November 23, 2022 and as may be further amended, supplemented or otherwise modified from time to time, the “ATM”) with H.C. Wainwright & Co., LLC (“Wainwright”), as pursuant to which we may offer and sell, from time to time, through Wainwright, ADSs, each representing 15 Class A ordinary shares, par value of $0.00000005 per share. We have no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the ATM Offering Agreement.

On June 23, 2022, we entered into agreements with certain warrant holders (the “Warrant Holders”) to repurchase over 4.72 million outstanding warrants (“Warrants”) of the Company for an aggregate purchase price of approximately US$6.61 million. The Warrants were issued by us in May 2021 pursuant to (i) certain Securities Purchase Agreement (the “SPA”) between the Company and the purchasers party thereto, dated April 29, 2021, and (ii) certain placement agent agreement between the Company and the placement agents thereto, dated April 29, 2021. The transaction closed on in 2022.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC— PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation

The following is summaries of certain material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or holder. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and ordinary shares.

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

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last revised on December 29, 2018. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and a 10% tax would be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified, possibly with retroactive effect, and which replacement, revocation, or modification could significantly affect the tax consequences described below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion does not represent a detailed description of all of the United States federal income tax consequences applicable to a United States Holder in light of individual circumstances, including if a United States Holder is subject to special tax rules such as:

●	a broker or dealer in stock, securities or currencies;
●	a bank and certain other financial institutions;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding the ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a person that has elected the mark-to-market method of accounting for our securities;
●	a certain former citizen or resident of the United States subject to Section 877 of the Code;
●	an entity subject to the United States anti-inversion rules;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our total stock by vote or value;
●	a partnership or other pass-through entity for United States federal income tax purposes, or persons holding ordinary shares through such entities;
●	a person required to accelerate the recognition of any item of gross income with respect to the ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;
●	a person holding the ADSs or ordinary shares in connection with a permanent establishment or fixed base outside the United States; or
●	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If United States Holder is a partner of a partnership holding the ADSs or ordinary shares, such United States Holder should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to United States Holders and does not address the Medicare tax on net investment income, any tax consequences arising in respect of the Foreign Account Tax Compliance Act, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. United States Holders should consult its tax advisors concerning the particular United States federal tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

A United States Holder of our ADSs, for United States federal income tax purposes, should generally be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds the United States Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a “qualified foreign corporation” may qualify for reduced rates of taxation applicable to “qualified dividend income”. A non-United States corporation is treated as a “qualified foreign corporation” (a) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States or if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program.

Under a published IRS Notice, ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs are. Thus, we believe, but cannot guarantee, that dividends we pay on the ADSs will meet the conditions required for these reduced tax rates. Since our ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “—People’s Republic of China Taxation” for further information on the Enterprise Income Tax Law.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. See “-Passive Foreign Investment Company” below.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against a United States Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules.

United States Holder’s should consult its tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F, and the availability of any foreign tax credit.

Passive Foreign Investment Company

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2022, although there can be no assurance in this regard. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

In general, we will be a PFIC for any taxable year if, applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and cash equivalents, securities held for investment purposes and certain other similar assets are generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill and other unbooked intangibles not reflected on our balance sheet based on the market value of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares, such United States Holder will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares and absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such United States Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a United States Holder’s holding period in our ADSs or ordinary shares. Under these special tax rules:

●	the excess distribution and/or gain will be allocated ratably over a United States Holder’s holding period for the ADSs or ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations in the United States, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if a United States Holder holds the ADSs or ordinary shares as capital assets.

If we are a PFIC with respect to a United States Holder for any taxable year during such United States Holder’s holding period for our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such United States Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. United States Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

Deemed Sale Election

If we are a PFIC for any taxable year in which a United States Holder holds the ADSs or ordinary shares (unless such United States Holder makes a valid mark-tomarket election as discussed below), such United States Holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such United States Holder holds the ADSs or ordinary shares (even if we cease to be a PFIC in such subsequent years). However, if we cease to be a PFIC, a United States Holder can avoid the continuing impact of the PFIC rules by making a “demed sale” election to recognize gain as if such United States Holder’s ADSs or ordinary shares had been sold for their fair market value on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the United States Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. United States Holders are urged to consult its tax advisors about a deemed sale election.

Mark-to-Market Election

If we are a PFIC with respect to a United States Holder for any taxable year during such United States Holder’s holding period for our ADSs or ordinary shares, then in lieu of being subject to the special tax rules discussed above, a United States Holder may make a “mark-to-market election” with respect to such United States Holder’s ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as “marketable stock.” Our ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Our ADSs are currently listed on the Nasdaq Global Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Only the ADSs and not the ordinary shares are listed on the Nasdaq Global Market. Consequently, if a United States Holder is a holder of our ordinary shares that are not represented by our ADSs, such United States Holder generally will not be eligible to make a mark-to-market election.

If a United States Holder makes an effective mark-to-market election, for each taxable year that we are a PFIC, such United States Holder will include as ordinary income the excess of the fair market value of the ADSs held at the end of the year over such United States Holder’s adjusted tax basis in the ADSs. A United States Holder will be entitled to deduct as an ordinary loss in each such year the excess of its adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If a United States Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. If a United States Holder makes a valid mark-to-market election and we cease to be a PFIC, the United States Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC. United States Holders are urged to consult its tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in light of such United States Holder’s particular circumstances.

Qualified Election Fund Election

In certain circumstances, a shareholder in a PFIC may avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund” election under Section 1295 of the Code. However, this option is not available to United States Holders because we do not intend to comply with the requirements necessary to permit United States Holders to make this election.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a United States Holder, such United States Holder will generally be required to file IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary sahres, and certain United States Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. United States Holders are urged to consult its tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Sale, Exchange or Other Taxable Disposition of our ADSs or Ordinary Shares

For United States federal income tax purposes, a United States Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and the United States Holder’s tax basis in the ADSs or ordinary shares. Subject to the discussion under “-Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such United States Holder has held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if a United States Holder is eligible for the benefits of the Treaty, such United States Holder may elect to treat such gain as PRC source gain under the Treaty for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. United States Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or our ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or our ordinary shares that are paid to a United States Holder within the United States (and in certain cases, outside the United States), unless a United States Holder is an exempt recipient. A backup withholding tax may apply to such payments if a United States Holder fails to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States Holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Specified Foreign Financial Assets

Individual United States Holders and certain domestic entities generally will be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000. This law also imposes penalties if a United States Holder is required to submit such information to the IRS and fails to do so. United States Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of our ADSs or ordinary shares.

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

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Payments by Depositary

In 2022, we did not receive payments from The Bank of New York Mellon, the depositary bank for our ADR program.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from November 20, 2019 to December 31, 2022, we fully applied these net proceeds as follows:

●	approximately US$73.7 million for supply chain optimization, research and development improvements, expansion of our business and repayment of debts;
●	the remainder for general corporate purposes.

ITEM 15.CONTROLS AND PROCEDURES

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting

As of December 31, 2022, based on our management’s assessment on the performance of certain remediation measures (specified below), we determined that the material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2020 and 2021 had been remediated.

The material weaknesses identified relate to (i) our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) our lack of documented financial closing policies and procedures, specifically those related to the period end expenses cut-off and accruals.

To remedy the identified material weaknesses, we have adopted a number of measures to improve our internal control over financial reporting, including, among others: (i) hiring an additional financial reporting manager who is experienced with U.S. GAAP, (ii) hiring a senior internal control manager with extensive experience on construction of enterprise’s internal control systems and building a dedicated internal audit department, (iii) upgrading our financial system to enhance its effectiveness and enhance control of accounting and financial analysis, and (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. We will continue to take continuous measures to correct our internal control deficiencies and ensure that the company’s internal controls meet SOX404 compliance requirements.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yaping Zhang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2021 and 2022.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020.

The chart below sets forth the amount billed and accrued for KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP for services performed in 2021 and 2022, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	For the Years Ended December 31,
	2021	2022

	(In thousands of RMB)
Audit Fees(1)
PricewaterhouseCoopers Zhong Tian LLP	1,946	1,074
KPMG Huazhen LLP(2)	7,160	13,500
Audit-Related Fees(3)	—	965
Tax Fees(4)	657	330
All Other Fees(5)	—	—
Total	9,763	15,869
(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	On September 9, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm, and engaged KPMG Huazhen LLP as our independent registered public accounting firm, effective on September 13, 2021. See also “Item 16F. Change in Registrant’s Certifying Accountant.”
(3)	“Audit-Related Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.
(4)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(5)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products or professional services rendered by our principal accountant not included in Audit Fees, Audit-Related Fees or Tax Fees.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from September 22, 2020 to March 31, 2023:

					Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number			as Part of Publicly	Yet Be Purchased
	of ADSs	Average Price		Announced Plans	Under the
Period	Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
September 8, 2020 through September 21, 2020	—		—	—	US$	10.0 million
September 22, 2020 through September 30, 2020	99,983	US$	1.9382	99,983	US$	9.8 million
October 2020	1,059,960	US$	1.9506	1,159,943	US$	7.7 million
November 2020 through March 31, 2021	560,003	US$	2.3369	1,719,946	US$	6.4 million
March 31, 2021 through September 30, 2021	875,868	US$	7.3322	2,595,814	US$	20.0 million
September 30, 2021 through March 31, 2022	3,578,877	US$	5.5864	6,174,691	US$	100.0 million
March 31, 2022 through September 30, 2022	4,679,620	US$	3.5451	10,854,311	US$	83.4 million
September 30, 2022 through March 31, 2023	3,485,515	US$	3.0068	14,339,826	US$	72.9 million
Total	14,339,826	US$	3.9788	14,339,826	US$	72.9 million
(1)	Each of our ADSs represents 15 Class A ordinary shares.
(2)	We announced a share repurchase program approved by our board of directors on September 8, 2020, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. In addition, we announced a new share repurchase program approved by our board of directors on September 20, 2021, under which we may repurchase up to US$20 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. On March 16, 2022, we announced another share repurchase program approved by our board of directors, under which we may repurchase up to US$100 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twenty-four months. The repurchases have been through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions. As of the date of this annual report, we have completed the repurchase under the share repurchase programs approved in 2020 and 2021.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

The report of PwC on our consolidated financial statements as of and for the year ended December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal year ended December 31, 2020, and the subsequent interim period through September 9, 2021, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year.

During the fiscal year ended December 31, 2020, and the subsequent interim period through September 9, 2021, there were no “reportable events,” as defined in Item 16F (a)(1)(v) of Form 20-F other than the material weaknesses reported by management in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2020. The material weaknesses disclosed in both annual reports related to

(i)	our lack of competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and

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

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 15 Class A ordinary shares, are listed on the Nasdaq Global Market. Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, we are not required to:

●	have the majority of our board of directors composed of independent directors (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors;
●	establish a nominating and corporate governance committee that is composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities; and
●	hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

We currently rely on home country practice exemption with respect to the requirement of (i) having a nominating committee composed entirely of independent directors, (ii) having a compensation committee composed entirely of independent directors and (iii) holding an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 4, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by KPMG Huazhen LLP, a registered public accounting firm retained by the Company, and an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm formerly retained by the Company, for the preparation of the audit reports on the Company’s financial statements included therein. Each of KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Canaan Inc., (ii) the governmental entities in China do not have a controlling financial interest in Canaan Inc., (iii) none of the members of the board of directors of Canaan Inc. or our operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Canaan Inc. contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART II

ITEM 17.FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Canaan Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

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
15.1

Letter of PricewaterhouseCoopers Zhong Tian LLP, dated April 29, 2022, regarding change in independent registered public accounting firm. (incorporated herein by reference to Exhibit 15.1 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 29, 2022)

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

Date: April 19, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Canaan Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Canaan Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 19, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Canaan Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows of Canaan Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

CANAAN INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2021	2022
				US$
		RMB	RMB	(Note 2(e))
ASSETS
Current assets:
Cash	2(h)	2,684,342	707,261	102,543
Restricted cash	4	47,362	—	—
Accounts receivable, net		367	—	—
Inventories	5	812,363	1,473,990	213,708
Prepayments and other current assets	6	1,729,027	1,689,079	244,893
Total current assets		5,273,461	3,870,330	561,144
Non-current assets:
Cryptocurrency	7	20,310	87,273	12,653
Property, equipment and software, net	8	185,566	597,988	86,700
Right-of-use assets	9	30,920	29,600	4,292
Deferred tax assets	15	99,044	151,410	21,952
Other non-current assets	6	2,956	17,437	2,528
Non-current financial investment		20,000	20,000	2,900
Total non-current assets		358,796	903,708	131,025
Total assets		5,632,257	4,774,038	692,169
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		143,441	116,333	16,867
Contract liabilities	2(r)	1,340,731	4,613	669
Income tax payable		148,719	50,340	7,299
Accrued liabilities and other current liabilities	10	437,394	336,705	48,814
Lease liabilities, current	9	14,819	16,118	2,337
Total current liabilities		2,085,104	524,109	75,986
Non-current liabilities:
Lease liabilities, non-current	9	16,292	10,039	1,456
Warrant liability	11	66,347	—	—
Other non-current liabilities	10	5,824	4,163	604
Total liabilities		2,173,567	538,311	78,046
Contingencies (Note 18)

CANAAN INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2021	2022
				US$
		RMB	RMB	(Note 2(e))
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized; 2,804,138,492 shares issued, 2,577,386,552 and 2,496,001,757 shares outstanding as of December 31, 2021 and 2022, respectively)	12	1	1	—
Subscriptions receivable from shareholders		(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 226,751,940 and 308,136,735 shares as of December 31, 2021 and 2022, respectively)	13	(231,281)	(380,538)	(55,173)
Additional paid-in capital		2,891,134	3,298,531	478,242
Statutory reserves		97,420	102,586	14,874
Accumulated other comprehensive loss		(101,925)	(4,844)	(702)
Retained earnings		803,342	1,219,992	176,882
Total shareholders’ equity		3,458,690	4,235,727	614,123
Total liabilities and shareholders’ equity		5,632,257	4,774,038	692,169

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2020, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2020	2021	2022
					US$
		RMB	RMB	RMB	(Note 2(e))
Revenues
Products revenue		427,522	4,956,891	4,159,563	603,080
Mining revenue		—	21,688	218,639	31,700
Leases revenue		18,963	7,556	—	—
Maintenance service revenue		300	224	—	—
Other revenues		901	347	705	102
Total Revenues		447,686	4,986,706	4,378,907	634,882
Cost of revenues		(409,922)	(2,135,961)	(2,831,107)	(410,472)
Gross profit		37,764	2,850,745	1,547,800	224,410
Operating expenses:
Research and development expenses		(140,041)	(332,846)	(546,642)	(79,256)
Sales and marketing expenses		(19,980)	(100,467)	(62,966)	(9,129)
General and administrative expenses		(131,624)	(589,107)	(580,523)	(84,168)
Impairment on cryptocurrency	7	—	—	(52,959)	(7,678)
Total operating expenses		(291,645)	(1,022,420)	(1,243,090)	(180,231)
Income (loss) from operations		(253,881)	1,828,325	304,710	44,179
Interest income		3,153	7,310	15,938	2,311
Change in fair value of warrant liability	11	—	190,178	24,598	3,566
Investment income		5,844	277	—	—
Interest expense		(3,587)	—	—	—
Foreign exchange gains, net		2,419	17,890	242,957	35,225
Other income, net		30,958	6,410	22,156	3,212
Income (loss) before income tax expense		(215,094)	2,050,390	610,359	88,493
Income tax expense	15	—	(50,108)	(124,002)	(17,979)
Net income (loss)		(215,094)	2,000,282	486,357	70,514
Foreign currency translation adjustment, net of nil tax		(24,238)	(22,145)	97,081	14,075
Total comprehensive income (loss)		(239,332)	1,978,137	583,438	84,589
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	17	2,345,703,779	2,521,667,815	2,560,106,403	2,560,106,403
— Diluted	17	2,345,703,779	2,576,157,247	2,577,892,069	2,577,892,069
Net earnings (loss) per Class A and Class B ordinary share (cent per share)
— Basic	17	(9.17)	79.32	19.00	2.75
— Diluted	17	(9.17)	77.65	18.87	2.74
Share-based compensation expenses were included in:
Cost of revenues		—	269	990	144
Research and development expenses		652	99,173	66,065	9,579
Sales and marketing expenses		41	8,240	16,263	2,358
General and administrative expenses		2,257	383,779	324,079	46,987

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2020, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Ordinary							Accumulated	Retained
		shares		Subscription	Treasury stocks		Additional		other	earnings	Total
		Number of		receivables from	Number of		paid-in	Statutory	comprehensive	(accumulated	shareholders’
	Note	Shares	Amount	shareholders	Shares	Amount	capital	reserves	loss	deficit)	equity
Balance as of January 1, 2020		2,350,123,270	1	(1)	22,098,952	—	1,631,609	97,307	(55,542)	(980,579)	692,795
Share Repurchase	13	(25,799,190)	—	—	25,799,190	(23,915)	—	—	—	—	(23,915)
Share-based compensation expense	14	—	—	—	—	—	2,950	—	—	—	2,950
Foreign currency translation		—	—	—	—	—	—	—	(24,238)	—	(24,238)
Vesting of restricted share units	13	4,002,052	—	—	(4,002,052)	—	60	—	—	—	60
Net loss		—	—	—	—	—	—	—	—	(215,094)	(215,094)
Balance as of December 31, 2020		2,328,326,132	1	(1)	43,896,090	(23,915)	1,634,619	97,307	(79,780)	(1,195,673)	432,558
Share Repurchase	13	(34,683,225)	—	—	34,683,225	(103,543)	—	—	—	—	(103,543)
Repurchase of vested employee restricted share units for tax withholding	13	(33,255,495)	—	—	33,255,495	(150,705)	—	—	—	—	(150,705)
Resale of vested employee restricted share units for tax withholding	13	13,043,895	—	—	(13,043,895)	46,882	—	—	—	(1,154)	45,728
Share-based compensation expense	14	—	—	—	—	—	491,461	—	—	—	491,461
Vesting of restricted share units	13	101,574,270	—	—	(101,574,270)	—	86	—	—	—	86
New issuance of ordinary shares and warrants	12	202,380,975	—	—	70,833,345	—	764,968	—	—	—	764,968
Issuance of ordinary shares as a reserve for share-based compensation awards	14	—	—	—	158,701,950	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	113	—	(113)	—
Foreign currency translation		—	—	—	—	—	—	—	(22,145)	—	(22,145)
Net income		—	—	—	—	—	—	—	—	2,000,282	2,000,282
Balance as of December 31, 2021		2,577,386,552	1	(1)	226,751,940	(231,281)	2,891,134	97,420	(101,925)	803,342	3,458,690
Share Repurchase	13	(154,614,975)	—	—	154,614,975	(253,079)	—	—	—	—	(253,079)
Repurchase of vested employee restricted share units for tax withholding	13	(17,102,175)	—	—	17,102,175	(31,097)	—	—	—	—	(31,097)
Resale of vested employee restricted share units for tax withholding	13	37,313,775	—	—	(37,313,775)	134,919	—	—	—	(64,541)	70,378
Share-based compensation expense	14	—	—	—	—	—	407,397	—	—	—	407,397
Vesting of restricted share units	13	53,018,580	—	—	(53,018,580)	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	5,166	—	(5,166)	—
Foreign currency translation		—	—	—	—	—	—	—	97,081	—	97,081
Net income		—	—	—	—	—	—	—	—	486,357	486,357
Balance as of December 31, 2022		2,496,001,757	1	(1)	308,136,735	(380,538)	3,298,531	102,586	(4,844)	1,219,992	4,235,727

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2020, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(e))
Cash flows from operating activities
Net income (loss)	(215,094)	2,000,282	486,357	70,514
Adjustments for:
Revenue recognized on acceptance of cryptocurrency	—	(21,688)	(238,596)	(34,593)
Cost recognized on payment of cryptocurrency	—	—	56,877	8,246
Realised gain on sale of cryptocurrency	—	—	1,167	169
Depreciation and amortization of property, equipment and software	11,852	11,009	226,419	32,828
Depreciation of operating lease assets	19,389	3,118	—	—
Foreign exchange gain	(14,094)	(9,668)	(13,490)	(1,956)
Provision of allowance for doubtful receivables	4,849	911	90	13
Deferred income tax benefits	—	(99,044)	(52,366)	(7,592)
Loss on disposal of property, equipment and software	96	47	272	39
Share-based compensation expense	2,950	491,461	407,397	59,067
Change in fair value of warrant liability	—	(190,178)	(24,598)	(3,566)
Investment income	(5,844)	(277)	—	—
Reduction in the carrying amount of the right-of-use assets	13,432	17,584	15,701	2,276
Interest of lease liabilities	1,938	1,613	1,342	195
Impairment charge to non-current financial investment	2,475	25	—	—
Impairment loss of cryptocurrency	—	1,061	52,959	7,678
Write-down of inventories	44,916	50,714	467,271	67,748
Write-downs of prepayments	—	—	86,216	12,500
Provision for reserve for inventory purchase commitments	—	—	75,847	10,997
Changes in assets and liabilities:
Accounts receivable	(4,499)	6,761	367	53
Inventories	(93,760)	(787,554)	(1,559,148)	(226,055)
Prepayments and other current assets	(99,127)	(1,413,497)	26,647	3,863
Other non-current assets	2,720	(426)	(14,090)	(2,043)
Prepaid interest expense	(149)	246	—	—
Accounts payable	(61,643)	106,034	(95,181)	(13,800)
Notes payable	(13,499)	(13,963)	—	—
Contract liabilities	422,100	910,343	(1,386,068)	(200,961)
Income tax payable	—	148,719	(98,482)	(14,279)
Accrued liabilities and other current liabilities	29,591	247,940	(97,270)	(14,102)
Other non-current liabilities	8,020	(2,196)	(1,661)	(241)
Lease liabilities	(14,322)	(20,527)	(20,677)	(2,998)
Net cash provided by (used in) operating activities	42,297	1,438,850	(1,696,698)	(246,000)
Cash flows from investing activities:
Payment for short-term investments	(1,334,077)	—	—	—
Proceeds from disposal of short-term investments	1,288,540	62,663	—	—
Purchase of property, equipment and software	(2,176)	(37,708)	(95,129)	(13,792)
Proceeds from disposal of property, equipment and software	637	160	—	—
Proceeds from disposal of cryptocurrency	—	—	64,806	9,396
Payment for non-current financial investments	(2,500)	(20,000)	—	—
Net cash provided by (used in) investing activities	(49,576)	5,115	(30,323)	(4,396)

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2021 and 2022

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(e))
Cash flows from financing activities:
Payment for repurchase of ordinary shares	(23,915)	(103,543)	(234,307)	(33,971)
Prepayment under share repurchase agreement	(16,146)	(573)	—	—
Repurchase of warrants	—	—	(44,282)	(6,420)
Payment for cost of issuance	(6,879)	(5,705)	—	—
Proceeds from borrowings	152,000	—	—	—
Repayment of borrowings	(217,000)	(35,000)	—	—
Proceeds from resale of treasury stock	—	45,728	70,378	10,204
Repurchase for tax withholdings on vesting of restricted share units	—	(24,508)	(157,295)	(22,804)
Proceeds from issuance of ordinary shares and warrants	—	1,029,455	—	—
Net cash provided by (used in) financing activities	(111,940)	905,854	(365,506)	(52,991)
Net increase (decrease) in cash and restricted cash	(119,219)	2,349,819	(2,092,527)	(303,387)
Effect of exchange rate changes on cash and restricted cash	(9,823)	(13,919)	68,084	9,870
Cash and restricted cash at the beginning of year	524,846	395,804	2,731,704	396,060
Cash and restricted cash at the end of year	395,804	2,731,704	707,261	102,543

Cash	391,310	2,684,342	707,261	102,543
Restricted cash	4,494	47,362	—	—
Total cash and restricted cash shown in the statement of cash flows	395,804	2,731,704	707,261	102,543
Supplemental disclosure of cash flow information:
Cash paid for interest	3,736	246	—	—
Cash paid for income tax	—	433	316,338	45,865
Supplemental disclosure of non-cash investing and financing activities:
Transfer from inventory to operating lease assets	135,276	15,169	—	—
Transfer from operating lease assets to inventory	115,887	12,051	—	—
Mining equipment transfer from inventory to property, equipment and software	—	146,881	485,514	70,393
Purchases of property, plant and equipment in accrued liabilities and other current liabilities	—	—	44,310	6,424
Accrued tax withholdings on vesting of restricted share units	—	126,198	(31,097)	(4,509)
Revenue recognized on acceptance of cryptocurrency	—	21,688	238,596	34,593
Cost recognized on payment of cryptocurrency	—	—	56,877	8,246

Cryptocurrencies are mainly collected from mining pools and paid to mining farms by the Company for the Company’s mining activities, which are reported as non-cash transactions in the Company’s consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale and lease of final mining equipment by integrating its IC products for Bitcoin mining and related components in the People’s Republic of China (the “PRC”), Singapore and other countries and regions.

As of December 31, 2022, the Company’s principal subsidiaries are as follows:

			Equity
	Date of	Place of	interest
Name of subsidiaries	incorporation	incorporation	held	Principal activities
Canaan Creative (HK) Holdings Limited	February 22, 2018	Hong Kong Special Administrative Region	100%	Research and development of ICs
Hangzhou Canaan Intelligence Information Technology Co., Ltd.	April 9, 2013	Hangzhou, China	100%	Research and development of ICs
Canaan Creative Co., Ltd.	April 1, 2013	Beijing, China	100%	Research and development of ICs
Langfang Creative Technology Co., Ltd.	May 15, 2014	Langfang, China	100%	Assembly of mining equipment and spare parts
Canaan Convey Co., Ltd.	November 2, 2017	Beijing, China	100%	International distribution of mining equipment and spare parts
Zhejiang Avalon Technology Co., Ltd.	December 5, 2017	Hangzhou, China	100%	Distribution of mining equipment and spare parts
Canaan Bright Sight Co., Ltd.	December 24, 2018	Beijing, China	100%	International distribution of AI products
Canaan Creative (SH) Co., Ltd.	January 27, 2021	Shanghai, China	100%	Research and development of ICs
Canaan Creative International PTE. Ltd	March 9, 2021	Singapore	100%	Mining business
Canaan Creative Global Pte. Ltd.	September 18, 2021	Singapore	100%	International headquarters, research and development of ICs, international distribution of mining equipments and spare parts
Canaan U.S. Inc.	February 1, 2022	United States	100%	International distribution of mining equipments and spare parts, mining business

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

The Company believes that accounting estimation of variable consideration for revenue recognition, warrant liability, valuation of deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

(d)	Functional currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of Canaan Inc. and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB6.8972 on December 30, 2022, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2022, or at any other rate.

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

The Company’s financial instruments consist principally of cash and restricted cash, short-term investments, non-current financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.

As of December 31, 2021 and 2022, the carrying values of cash and restricted cash, accounts receivable, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On a recurring basis, the Company measures its warrant liability at fair value.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

				Balance at
As of December 31, 2021	Level 1	Level 2	Level 3	fair value
Liabilities
Warrant liability	—	—	66,347	66,347

The Company values its investments in wealth management products based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

The warrants are accounted for as a liability and remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term (Note 11).

(h)	Cash

Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,
	2021	2022
RMB denominated bank deposits with financial institutions in the PRC	1,167,445	77,373
US dollar denominated bank deposits with financial institutions in the PRC	1,447,336	430,006
US dollar denominated bank deposits with overseas financial institutions	29,498	183,409
Others denominated bank deposits with overseas financial institutions	317	16,406
RMB denominated bank deposits with overseas financial institutions	—	56
Others denominated bank deposits with financial institutions in the PRC	39,746	11
Total	2,684,342	707,261

The bank deposits, including restricted cash, with financial institutions in the mainland of the PRC , Hong Kong, United States, Singapore and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, USD250, SGD75 and KZT15,000 per bank, respectively. The bank deposits including term deposits and restricted cash are insured by the government authorities with amounts up to RMB11,579 and RMB20,248 as of December 31, 2021 and 2022, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, Hong Kong, United States, Singapore and Kahzakhstan with acceptable credit rating.

On March 10, 2023, Signature bank was closed by the California Department of Financial Protection and Innovation. On March 12, 2023, New York State Department of Financial Services took possession of Signature Bank and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. As of December 31, 2022, the Company held cash deposits US$1.1 million at Signature Bank. All these cash deposits have been transferred to another bank subsequent to the receivership by the end of March 2023.

(i)	Restricted cash

Restricted cash includes cash that are not readily available for the Company’s normal disbursements. Restricted cash are primarily related to cash deposits with banks and financial institutions subject to legal restrictions (note 4).

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(j)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investments at fair value and fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The change in fair value is recorded as investment income in the amount of RMB5,844, RMB277 and nil in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Company accounts for cryptocurrency return liability at fair value, whereas accounts for the corresponding cryptocurrency at cost subject to impairment because the Company is the accounting owner of those cryptocurrency. As of December 31, 2021 and 2022, cryptocurrency return liability of RMB2,500 and nil are recorded in accounts payable, respectively.

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

During the year ended December 31, 2022, the Company recognized impairment loss of RMB52,959 on cryptocurrency.

(n)	Operating lease assets

Operating lease assets consist of lease contracts for mining equipment for Bitcoin mining with customers, which are reclassified from inventories at the beginning of lease period. Operating lease assets are recorded at cost less accumulated depreciation and impairment losses. Depreciation is provided using a straight-line method over the estimated economic lives which is generally 18 months. Depreciation expenses are included in costs of revenues. The Company monitors accounting estimates relating to the depreciation period. Changes made to estimates are reflected in depreciation expense on a prospective basis. As of December 31, 2021 and 2022, the Company did not have any operating lease assets.

(o)	Property, equipment and software

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(p)	Non-current financial investment

The Company’s non-current financial investment include an equity investment without readily determinable fair value, and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, and is measured and recorded using a measurement alternative that measures the non-current financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying value of the Company’s non-current financial investment measured under cost minus impairment were RMB20,000 and RMB20,000 as of December 31, 2021 and 2022.

During the year ended December 31, 2021 and 2022, the Company recognized impairment charge of RMB25 and nil recorded in other income, net.

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

The prepayments received from customers as of December 31, 2021 and 2022 was RMB1,340,731 and RMB4,613, respectively. The revenue recognized during the years ended December 31, 2020, 2021 and 2022 for the beginning balance of contract liability was RMB8,008, RMB424,426 and RMB1,323,344, respectively.

(s)	Revenue from contracts with customers (ASC 606)

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Products revenue

The Company generates revenue primarily from the sale of mining equipment directly to a customer, such as a business or individual engaged in Bitcoin mining activities. As the Bitcoin price fluctuates, the Company may adjust the selling price of mining equipment on a weekly basis, as customers are only willing to pay for machines based on their ability to recover their investment through mining Bitcoin over a relatively short period of time. The Company’s sales arrangements usually require a full prepayment before the delivery of products. The Company started to offer credit sales to certain significant, long-standing customers in the PRC from 2018 to September 2020. The payment terms under credit sales generally consist of 50% down payment and 50% subsequent payments over a period of 90 to 180 days. With the adoption of a more dynamic pricing strategy for credit sales from 2018 to September 2020, the Company accepted a lower amount of consideration (as compared to fixed and promised consideration that is set out in the sales contracts) from its credit sales customers if the price of Bitcoin decreases in the post-sale period; hence providing implicit price concession to these customers and the ultimate amount of price concessions provided to these credit sales customers is highly dependent on the changes of Bitcoin prices.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Revenues from product sales are recorded at the sales price (transaction price), which includes an estimation of variable consideration which primarily results from implicit price concessions on credit sales. The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Company will adjust these estimates, which would affect revenue and earnings in the period when such changes are known. With respect to the determination of variable consideration resulting from the amount of implicit price concession, since the Bitcoin market price is volatile and unpredictable and changes of Bitcoin price, will greatly affect the implicit price concessions to be provided by the Company to its credit sales customers, the Company historically has not been able to overcome the constraint on variable consideration at the time of product sale or at subsequent period-end dates until the Company has knowledge about the resolution of the uncertainty through payment by the customer. The Company uses all the subsequent information to the date of issuance of the financial statements to adjust the estimated variable consideration for the periods presented, representing updated information on the best estimate of the amount of transaction price that is probable of being received and therefore not constrained as of period-end. The Company will continue to monitor and evaluate historical data and other factors in determining the total transaction price (including implicit price concessions) that can be recognized for product sales on credit. During the years ended December 31, 2020, 2021 and 2022, the Company recognized price concessions provided to its customers in the amounts of RMB11,455, nil and nil, respectively. During the year ended December 31, 2022, the adjustment to the previously estimated variable considerations was nil (years ended December 31, 2020 and 2021: RMB14,685 and nil). The Company did not provide price concessions to customers in 2022 and 2021.

The Company recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or shipped to the Company’s customers.

The Company offers a standard product warranty of 360 days that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was RMB764, RMB28,826 and RMB12,742 for the years ended December 31, 2020, 2021 and 2022, respectively.

Mining revenue

The Company performs mining activities with its own mining equipment to earn cryptocurrency reward. The Company recognizes revenue when it earns the cryptocurrency as a result of its mining activity. The amount of revenue recognized is measured with reference to the spot price of the cryptocurrency to standard currencies on the date when it is earned.

Maintenance services revenue

The Company also generates a small portion of revenue from its maintenance services under separate contracts. Revenue from the maintenance service to the customer is recognized when the related services have been rendered to the customers.

(t)	Revenue from lease arrangements as lessor (ASC 842, Lease)

From July 2019, the Company started to generate revenue from the leases of mining equipment for Bitcoin mining to its customers. The leases cannot generally be extended or terminated at the customer’s discretion. However, upon the mutual agreement of the parties, the leases can be early terminated after three months. Rental charges are computed based on a time rate of machine’s type and rental period. The leases of mining equipment meet the classification of operating leases, and revenues from operating leases are recognized on a straight-line basis over the contract terms. The Company ceased leasing mining equipment in the second quarter of 2021.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(u)	Value-added-tax (“VAT”) recoverable and surcharges

Value added tax recoverable represent amounts paid by the Company for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax paid depending on the taxpayer’s location.

(v)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred to generate revenue. Such costs are recorded as incurred. Cost of revenues primarily consists of product costs, including costs of raw material, contractual manufacturers for production, labor costs, shipping and handling costs, manufacturing and depreciation, warehousing costs, inventories write-downs, prepayments write-downs, provision for reserve for inventory purchase commitments and tax surcharges.

(w)	Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred.

(x)	Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in associated with sales and marketing personnel.

Advertising expense is expensed as incurred and included in selling and marketing expenses. The advertising expenses were RMB3,701, RMB4,461 and RMB6,771 for the years ended December 31, 2020, 2021 and 2022, respectively.

(y)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and depreciation in associated with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees.

(z)	Government grants

Government grants generally consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities.

Government grants are recognized when there are reasonable assurances that the Group will comply with the conditions attach to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation are recognized in the Group’s consolidated statements of comprehensive income when the grants become receivable.

RMB32,499, RMB5,699 and RMB19,226 were recognized in other income, net for the years ended December 31, 2020, 2021, and 2022, respectively. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2020, 2021 and 2022.

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income (loss) amounted to RMB14,919, RMB27,740 and RMB47,154 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share-based awards granted with only service conditions, using the graded vesting method, over the vesting period; or c) for share-based awards with service conditions, using the graded vesting method, net of estimated pre-vesting forfeitures, over the vesting period. If the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed as occurred.

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

Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these share options was determined by management with the assistance from an independent valuation firm.

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

The Company has made nil, RMB113 and RMB5,166 appropriations to statutory reserve for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti- dilutive. ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method.

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

Long-lived assets consist of cryptocurrency, property, equipment and software, net, right-of-use assets and other non-current assets. As of December 31, 2022, the long-lived assets, net of RMB173,505 were located in Central Asia and RMB349,688 were located in the United States. The remaining long-lived assets were mainly located the in PRC. The Company’s revenue segregated by geographic region is disclosed below.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The geographical region of revenue generated is based on the location at which the goods delivered or the services were provided:

	For the Years Ended December 31,
Geographic region	2020	2021	2022
Indonesia	—	—	1,446,347
Malaysia	—	—	802,063
United States of America	3,528	312,722	631,243
Australia	114	361,377	405,808
Kazakhstan	47,792	711,596	386,768
Cyprus	—	633,322	243,500
Hong Kong Special Administrative Region	12,301	87,971	149,488
Canada	162	402,489	122,799
Mainland China	379,418	1,779,923	122,770
Laos	—	—	32,660
Thailand	31	289,013	18,644
Sweden	8	152,127	6,285
Other countries or regions	4,332	256,166	10,532
Total	447,686	4,986,706	4,378,907

(aj)	Recently issued accounting pronouncements
i.	New and amended standards adopted by the Company:

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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company adopted ASU 2021-10 during 2022 using the retrospective approach. See Note 2(z) for related disclosure.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

ii.	New and amended standards not yet adopted by the Company:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 was further amended in November 2018 by ASU 2018-19 and in November 2019 by ASU 2019-10. This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. The guidance is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards for the fiscal year beginning after December 15, 2022. The Company does not expect the adoption of ASU No. 2016-13 to have a material effect on its consolidated financial statements.

In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in this Update are effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted this guidance on January 1, 2023 and it did not have a material effect on the Company’s consolidated financial statements.

3.	Risks and concentration
(a)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash, and accounts receivable. The Company places its cash  and restricted cash with financial institutions with high credit ratings and quality.

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

As of December 31, 2021 and 2022, accounts receivable were RMB367 and nil, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2021	2022
Customer A	52%	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Customers which contributed more than 10% of total revenue are as below:

	For the Years Ended December 31,
	2020	2021	2022
Customer B	*	*	33%
Customer C	*	18%	22%
Customer D	*	*	16%
*	Less than 10%
(b)	Supplier concentration

For the year ended December 31, 2020, the Company’s purchases of its integrated circuits mainly from two suppliers.

For the year ended December 31, 2021, the Company’s purchases substantially all its integrated circuits from one supplier.

For the year ended December 31, 2022, the Company’s purchases substantially all its integrated circuits from three suppliers.

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

In December 2021, cash balance of RMB47,362 was temporarily restricted by a bank from access to the bank account during the restriction period. The restriction was subsequently released in April 2022. No cash balance was restricted as of December 31, 2022.

5.	Inventories

Inventories consist of the following:

	As of December 31,
	2021	2022
Raw materials	429,208	789,134
Work in process	78,354	261,436
Finished goods	304,801	423,420
Total	812,363	1,473,990

During the year ended December 31, 2021 and 2022, the Company recognized inventories write-down of RMB50,714 and RMB467,271 in cost of revenues, respectively.

For the years ended December 31, 2020, 2021 and 2022, at the beginning of lease period, the inventories reclassified to operating lease assets were RMB135,276, RMB15,169 and nil, respectively. At the end of lease period, the operating lease assets with net book value of RMB115,887, RMB12,051 and nil were reclassified to inventories for the years ended December 31, 2020, 2021 and 2022, respectively. Depreciation expense of operating lease assets of RMB19,389, RMB3,118 and nil was recorded in the cost of revenues for the year ended December 31, 2020, 2021 and 2022, respectively . The Company ceased the asset lease business in 2021 as a result of the restriction of mining activities in the PRC.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

6.	Prepayments and other assets

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2021	2022
Prepayments and other current assets
Prepayments to vendors (Note a)	1,427,820	1,105,194
VAT recoverable	260,571	396,701
Prepayment for repurchase of ordinary shares	15,901	24
VAT refund for export sales (Note b)	14,041	107,549
Deferred charges	—	42,943
Deposits	1,494	23,183
Others (Note c)	9,200	13,485
	1,729,027	1,689,079
Other non-current assets
Long-term rental and other deposits	2,956	17,046
Prepayments for purchase of software	—	391
	2,956	17,437

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2021 and 2022, the Company recorded write-downs of nil and RMB86,216 for the prepayment to third-party suppliers in cost of revenues. As of December 31, 2021 and 2022, the Company’s purchase obligation to third-party suppliers for foundry service was RMB917,346 and RMB465,709, respectively (Note 10 (a)).

Note b: Canaan Convey Co., Ltd. is entitled to VAT refund for its export sales.

Note c: During the years ended December 31, 2020, 2021 and 2022, the Company recorded provision of allowance for other receivables of RMB4,849, RMB911 and RMB90, respectively.

7.	Cryptocurrency

	As of December 31
	2021	2022
Gross carrying amount	21,371	104,997
Less: Impairment of cryptocurrency	(1,061)	(17,724)
Net	20,310	87,273

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Additional information about cryptocurrency consists of the following:

	For the years ended December 31,
	2021	2022
Beginning balance	—	20,310
Revenue recognized on acceptance of cryptocurrency	21,688	238,596
Cost of revenues recognized on payment of cryptocurrency	—	(56,877)
Proceeds from disposal of cryptocurrency	—	(64,806)
Realized loss on disposal of cryptocurrency	—	(1,167)
Impairment of cryptocurrency	(1,061)	(52,959)
Foreign currency translation adjustment	(317)	4,176

Ending balance	20,310	87,273

8.	Property, equipment and software

Property, equipment and software consist of the following:

	As of December 31,
	2021	2022
Cost:
Mining equipment	146,881	720,666
Computers and electronic equipment	27,492	69,698
Leasehold improvements	21,412	33,466
Mechanical equipment	7,694	855
Software	5,438	16,437
Construction in progress	665	—
Motor vehicles	470	541
Total cost	210,052	841,663
Less: Accumulated depreciation and amortization	(24,486)	(243,675)
Property, equipment and software, net	185,566	597,988

Depreciation and amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 are summarized as follows:

	For the Years Ended December 31,
	2020	2021	2022
General and administrative expenses	7,680	6,439	11,954
Research and development expenses	3,874	2,826	6,047
Cost of revenues	217	1,715	208,362
Sales and marketing expenses	81	29	56
Total	11,852	11,009	226,419

9.	Leases

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2020	2021	2022
Lease cost:
Reduction in the carrying amount of ROU assets	13,432	17,584	15,701
Interest of lease liabilities	1,938	1,613	1,342
Expenses for short-term lease within 12 months	505	443	1,506
Total lease cost	15,875	19,640	18,549

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2020	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	14,322	20,739	20,507
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	5,516	36,672	16,704
Lease liability settled through termination of lease:
Operating leases	427	2,590	2,493

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2020	2021	2022
Weighted-average remaining lease term
Operating leases	1.3 year	2.4 year	1.9 year
Weighted-average discount rate
Operating lease	6.73% per annum	5.17% per annum	4.58% per annum

(d)	Maturities of lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2022
2023	16,934
2024	8,762
2025 and thereafter	1,486
Total undiscounted lease payments	27,182
Less: imputed interest	(1,025)
Total lease liabilities	26,157
Amounts due within 12 months	16,118
Non-current lease liability	10,039

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

10.	Accrued liabilities and other liabilities

	As of December 31,
	2021	2022
Accrued liabilities and other current liabilities
Salary and welfare payable	118,712	144,473
Provision for reserve for inventory purchase commitments (Note a)	—	75,847
Other tax payables	19,128	56,116
Customer refund	10,738	29,432
Warranty reserve (Note b)	18,026	11,953
Refund from depository bank – current	2,013	2,199
VAT payable	128,939	748
VAT received from customers related to contract liabilities	2,427	135
Withholding tax payables due to restricted share units (Note c)	126,198	—
Rental deposits.	2,120	—
Others	9,093	15,802
Total	437,394	336,705
Other non-current liabilities
Refund from depository bank – non-current	5,824	4,163

Note a: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2021 and 2022, the Company’s purchase obligation to third-party suppliers for foundry service was RMB917,346 and RMB465,709, respectively.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022, the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. For the year ended December 31, 2022, a provision of RMB75,847 has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price. No such provision was made during the year ended December 31, 2021.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the year ended December 31,
	2021	2022
Accrued warranty—beginning of year	—	18,026
Accrual for warranties issued during the year	28,826	12,742
Warranty claims paid	(10,800)	(7,843)
Warranty expired	—	(10,972)
Accrued warranty—end of year	18,026	11,953

Note c: Upon vesting of the restricted share units, the Company withholds the shares to cover the statutory withholding requirement. As of December 31 2021, RMB126,198 was withheld on behalf of the employee and was subsequently remitted to the tax authority in January 2022.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

11.	Warrants

In connection with the issuance of ordinary shares (Note 12) in May 2021, the Company also issued warrants to the investors, which entitle the investors to purchase up to an aggregate of 4,047,620 ADS (representing 60,714,300 Class A ordinary Shares) at $16.38 per ADS (representing $1.09 Class A ordinary share). Also, the Company issued warrants to two placement agents, which entitle them to purchase up to an aggregate of 674,603 ADSs (representing 10,119,045 Class A ordinary shares) at $15.75 per ADS (representing $1.05 Class A ordinary share).

The warrants are accounted for as a liability and remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term, the Company classifies the valuation techniques that use these inputs as Level 3.

Fair Value at
	Fair Value at	June 23, 2022
	December 31, 2021	(remeasurement date)
Risk Free Rate	0.37%-0.81%	2.32%-2.63%
Volatility	131.47%-127.93%	126.66%-140.39%
Expected dividend yield	0%	0%
Expected term	2.3 years-3 years	1.9 years-2.1 years

On June 23, 2022, the Company entered into separate warrant repurchase agreements with all warrant holders. The Company paid US$6.6 million (equivalent to RMB44.3 million, US$1.4 per ADS) to repurchase the outstanding warrants of 4,722,223 ADSs (representing 70,833,345 Class A ordinary shares), upon which the warrant liability was extinguished.

The Company recognized the change in fair value of the warrant liability in RMB190,178 and RMB24,598 for the years ended December 31, 2021 and 2022, respectively. The change in fair value of warrant liability was recognized in the consolidated statements of comprehensive income (loss) in respective periods.

Movement of warrant liability is as follows:

	For the years ended December 31,
	2021	2022
Beginning balance	—	66,347
Issuance of warrant	258,782	—
Change in fair value of warrant liability	(190,178)	(24,598)
Repurchase of warrant liability	—	(44,282)
Foreign currency translation adjustment	(2,257)	2,533
Ending balance	66,347	—

12.	Ordinary shares

The Company’s authorized share capital is designated into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to fifteen votes. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A ordinary shares voting as a separate class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares under certain circumstances, including any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of January 1, 2020, the authorized ordinary shares are 1,000,000,000,000, of which 2,372,222,222 shares were issued and 2,350,123,270 shares were outstanding. These outstanding shares consist of (1) 1,993,498,826 Class A ordinary shares and (2) 356,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

Effective November 25, 2020, the Board of Directors approved conversion of 45,000,000 Class B ordinary shares into 45,000,000 Class A ordinary shares.

On May 3, 2021, the Company issued 13,492,065 ADSs (202,380,975 Class A ordinary shares) to certain institutional investors for RMB1,029,455, net of issuance cost. The Company also issued to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (60,714,300 Class A ordinary shares). Also, the Company issued warrants to two placement agents, which entitles them to purchase up to an aggregate of 674,603 ADSs (10,119,045 Class A ordinary shares). The Company classified the warrants as warrant liability and the fair value of the warrant liability was RMB258,782 as of the issuance date, the residual proceeds of RMB770,673 was allocated to the Company’s ordinary shares. On June 23, 2022, the Company repurchased the warrants and the warrant liability was extinguished (Note 11).

As of December 31, 2022, the authorized ordinary shares are 1,000,000,000,000, of which 2,804,138,492 shares were issued and 2,496,001,757 shares were outstanding. These outstanding shares consist of (1) 2,184,377,313 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

13.	Treasury stocks

2018 Equity Incentive Plan

In April 2018, the Company established a trust to hold 51,624,000 of the Company’s issued ordinary shares. These ordinary shares were contributed by the Co-Founders and employees and held in a trust (the “Trust”) for the benefit of the employees who are under the 2018 Equity Incentive Plan (Note 14).

The ordinary shares issued to the Trust are accounted for as treasury stocks of the Company and presented as such for all periods presented. The Trust does not hold any other assets or liabilities as of December 31, 2021 and 2022, nor earn any income nor incur any expenses for the years ended December 31, 2020, 2021 and 2022.

As of January 1, 2020, 22,098,952 issued ordinary shares are accounted as treasury stocks. In 2020, 4,002,052 restricted share units were transferred from treasury stock to ordinary shares. For the year ended December 31, 2021, 5,757,945 restricted share units that have been vested were transferred from treasury stock to ordinary shares under the 2018 Incentive Plan (Note 14).

As of December 31, 2021 and 2022, 12,338,955 and 12,338,955 issued ordinary shares are accounted as treasury stocks.

Amended 2018 Plan

In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”) (Note 14). In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. For the year ended December 31, 2021, 95,816,325 restricted share units that have been vested were transferred from treasury stock to ordinary shares under the Amended 2018 Plan. Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the year ended December 31, 2021, the Company withheld 33,255,495 Class A ordinary shares for RMB150,705 and sold 13,043,895 Class A ordinary shares for RMB45,728. For the year ended December 31, 2022, the Company withheld 17,102,175 Class A ordinary shares for RMB31,097 and sold 37,313,775 Class A ordinary shares for RMB134,919. The Company did not retire any of the repurchased Class A ordinary shares. As of December 31, 2022 and 2021, 9,867,045 and 83,097,225 issued ordinary shares are accounted as treasury stocks. For the year ended December 31, 2022, 53,018,580 restricted share units were transferred from treasury stock to ordinary shares upon vesting under the Amended 2018 Plan.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Share Repurchase Program

Effective September 9, 2020, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$10 million worth of its outstanding (i) ADS each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 22, 2020 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the year ended December 31, 2020, total of 1,719,946 outstanding ADSs (25,799,190 shares) were repurchased but have not been retired with a total consideration of RMB23,915, which is shown as treasury stock (Note 2(af)).

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

Effective March 16, 2022, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$100 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the year ended December 31, 2022, total of 10,307,665 outstanding ADSs (154,614,975 shares) were repurchased but have not been retired with a total consideration of RMB253,079, which is shown as treasury stock (Note 2(af)).

As of December 31, 2022, a total of 215,097,390 repurchased ordinary shares are accounted as treasury stocks.

14.	Share-based compensation

In April 2021, the Board of Directors of the Company amended the 2018 Plan. Under the Amended 2018 Plan, in April 2021 and on every January 1 thereafter during which the 2018 Plan remains in effect, the maximum aggregate number of Class A ordinary shares which may be subject to awards under the 2018 Plan will be automatically increased by 15.0% of the total number of Class A ordinary shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated Class A ordinary shares which may be issuable under the 2018 Plan account for less than 3% of the then total issued and outstanding Class A ordinary shares. In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. In 2022, the Company granted 62,410,200 RSUs to Company’s employees under the Amended 2018 Plan.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(a)	Restricted share units

The following table summarizes the RSUs activity for the years ended December 31, 2020, 2021 and 2022:

	Number of	Weighted average
	shares	grant date fair value
		RMB
Outstanding as of December 31, 2019	15,733,334	1.51
Forfeited	(2,691,282)	1.51
Vested	(4,002,052)	1.51
Outstanding as of December 31, 2020	9,040,000	1.51
Granted	236,768,940	3.74
Forfeited	(6,991,000)	3.10
Vested	(101,574,270)	2.15
Outstanding as of December 31, 2021	137,243,670	4.81
Granted	62,410,200	1.63
Forfeited	(22,844,235)	2.11
Vested	(53,018,580)	4.36
Outstanding as of December 31, 2022	123,791,055	3.90

In 2022, the Company granted 62,410,200 RSUs to the Company’s employees under the Amended 2018 Plan. The Company used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to five years.

As of December 31, 2022, there was RMB346,568 unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 31.65 months.

(b)	Share options

The following table summarizes the share options for the years ended December 31, 2020, 2021 and 2022:

		Weighted-Average	Weighted
		per Share	Average
	Number of	Exercise	Remaining	Aggregate
	shares	Price	Contractual Term	Intrinsic Value
		RMB	Years	RMB
Outstanding as of December 31, 2019 and 2020	—	—	—	—
Granted	114,000,000	4.90	—	—
Outstanding as of December 31, 2021	114,000,000	4.90	9.10	—
Outstanding as of December 31, 2022	114,000,000	4.90	8.12	—
Expected to vest as of December 31, 2022	114,000,000	4.90	8.12	—
Exercisable as of December 31, 2022	42,000,000	4.90	8.12	—

The aggregate intrinsic value as of December 31, 2022 in the table above represents the difference between the fair value of the Company’s ordinary share on December 31, 2022 and the exercise price.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

For the year ended December 31, 2022, no new share options were granted.

As of December 31, 2022, there was RMB145,063 unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 23.32 months.

The assumptions used to estimate the fair values of the share options granted were as follows:

	For the Year Ended December 31,
	2021
Risk-free rate of return (1)		1.25% to 1.85%
Dividend yield (2)		0%
Expected volatility (3)		136.91% to 142.01%
Expected term (4)		10 years
Exercise multiple (5)		2.80
Fair value of ordinary share	US$	3.78 to US$17.51
1)	The risk-free rate of return was estimated based on the yield of US Strip Bond with a maturity life equal to the remaining maturity life of the Company’s options as of the valuation date.
2)	Dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.
3)	The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the contract life of the Company’s options.
4)	Expected term is the contract life of the option.
5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.
15.	Income Taxes
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong, Singapore and United States

The Company’s subsidiaries incorporated in Hong Kong, Singapore and United States are subject to profits or income tax rates of 16.5%, 17.0% and 21.0%, respectively, on their estimated assessable profits for the years ended December 31, 2020, 2021 and 2022. Dividends income received from subsidiaries in mainland China are not subject to Hong Kong, Singapore and United States profits or income tax.

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

Canaan Creative Co., Ltd. (“Canaan Creative”) obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019. Therefore, Canaan Creative is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In October 2022, Canaan Creative received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from 2022 to 2024.

Hangzhou Canaan Intelligence Information Technology Co., Ltd. (“Hangzhou Canaan”) obtained its HNTE certificate with a valid period of three years in 2019, and therefore is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, in accordance with Caishui (2012) No. 27 issued by the State Tax Bureau on April 20, 2012, Hangzhou Canaan is qualified as an integrated circuit enterprise and enjoying a 5-year tax holiday (two year full exemption followed by three year half reduction) beginning from 2016 after utilizing all prior years tax losses. Therefore, Hangzhou Canaan is eligible to enjoy a preferential tax rate of 0% from 2016 to 2017 and 12.5% from 2018 to 2020. Thereafter, Hangzhou Canaan did not renew its HNTE certificate or integrated circuit enterprise qualification.

Canaan Creative (SH) Co., Ltd. (“Canaan Creative (SH)”) obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2022. Therefore, Canaan Creative is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

The Company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

(d)PRC Withholding Income Tax on Dividends

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

As of December 31, 2022, the aggregated amount of undistributed earnings of the Company entities located in the PRC that are available for distribution to the Company were RMB1,628,165. The Company plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2022.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2020	2021	2022
PRC statutory income tax rates	(25.0)%	25.0%	25.0%
Permanent book-tax difference	(4.5)%	1.4%	(2.4)%
Share-based compensation	0.2%	3.4%	5.5%
Super deduction of R&D expense	(5.7)%	(2.6)%	(14.0)%
Others	1.0%	0.6%	6.1%
Different tax rates in other jurisdictions	2.0%	(2.2)%	2.0%
Effect of tax holiday	4.4%	(7.8)%	(16.9)%
Change in valuation allowance	23.1%	(14.0)%	12.6%
Total	0.0%	2.4%	20.3%
Effects of tax holidays entitled by the PRC subsidiaries	(9,553)	160,246	103,195
Effects of tax holidays entitled by the PRC subsidiaries on basic income (loss) per Class A and Class B ordinary share (RMB cent per share)	(0.41)	6.35	4.03

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income (loss) are as follows:

	For the Years Ended December 31,
	2020	2021	2022
Current income tax expense	—	149,152	217,856
Deferred income tax benefits	—	(99,044)	(93,854)
Income tax expense	—	50,108	124,002

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
Deferred tax assets
Tax losses carried forward	102,239	71,668
Write-down of inventories	10,771	108,229
Property, equipment and software	—	34,905
Share-based compensation	—	30,835
Allowance for doubtful accounts	1,314	1,416
Warranty reserve	2,704	967
Subtotal	117,028	248,020
Less: Valuation allowance	(17,984)	(96,610)
Deferred tax assets	99,044	151,410

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of December 31, 2021 and 2022, the Company had tax loss carry-forwards of approximately RMB437,187 and RMB373,683 which mainly arose from its offshore subsidiaries and to a less extent from its PRC subsidiaries. Most of the PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years. The net operating loss carryforwards by the PRC mainland companies will expire in varying amounts between 2030 and 2033. PRC mainland companies tax losses of RMB1,581, RMB17,173, nil and RMB3,804 will expire, if unused, by 2030, 2031, 2032 and 2033, respectively. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for tax loss carry-forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize part or all its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2021 and 2022, valuation allowances of RMB17,984 and RMB96,610 were provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry-forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2020	2021	2022
Beginning balance	254,039	304,790	17,984
Additions (decreases) during the year	50,751	(286,806)	78,626
Ending balance	304,790	17,984	96,610

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

16.	Related party transactions

For the years ended December 31, 2020, 2021 and 2022, the related party transactions are as follows:

	For the Years Ended December 31,
	2020	2021	2022

Transaction amount with related parties
Disposal of motor vehicles	637	—	—
	637	—	—

As of December 31, 2021 and 2022, there are no related party balances.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

17.	Basic and diluted earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Years Ended December 31,
	2020	2021	2022
Basic earnings (loss) per share calculation
Numerator:
Net income (loss)	(215,094)	2,000,282	486,357
Denominator:
Weighted-average ordinary shares outstanding	2,345,703,779	2,521,667,815	2,560,106,403
Basic earnings (loss) per Class A and Class B ordinary share (RMB cent per share)	(9.17)	79.32	19.00

	For the Years Ended December 31,
	2020	2021	2022
Diluted earnings (loss) per share calculation
Numerator:
Net income (loss)	(215,094)	2,000,282	486,357
Denominator:
Weighted-average ordinary shares outstanding	2,345,703,779	2,521,667,815	2,560,106,403
Add: weighted-average RSUs	—	54,489,432	17,785,666
Weighted-average number of shares used in calculating diluted earnings (loss) per Class A and Class B ordinary share	2,345,703,779	2,576,157,247	2,577,892,069
Diluted earnings (loss) per Class A and Class B ordinary share (RMB cent per share)	(9.17)	77.65	18.87

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive are as follows:

	For the Year
	Ended December 31,
	2020	2021	2022
Weighted-average RSUs	10,710,636	—	—
Share options	—	114,000,000	114,000,000
Warrants	—	70,833,345	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

18.	Contingencies

On March 4, 2020, a putative class action was filed in the United States District Court of Oregon (the “Federal Action”) against the Company, certain officers and directors of the Company, among others. The complaint alleges that the Form F-1 registration statement, initially filed with the Securities and Exchange Commission on October 28, 2019 (File No. 333-234356), contained material misstatements and omissions in violation of federal securities laws. On March 6, 2020, another putative class action, making substantially similar allegations, was filed in New York County Supreme Court (the “State Action”) against the Company and certain officers and directors of the Company. On June 1, 2020, the Company filed a motion to stay all proceedings in the State Action pending adjudication of the Federal Action, which was granted on July 21, 2020. Subsequently, the Federal Action was transferred to the U.S. District Court for the Southern District of New York (the “Court”) on September 2, 2020. On October 7, 2020, lead plaintiffs in the Federal Action filed an amended complaint asserting claims under Section 11 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act for that the registration statement failed to disclose three alleged related party transactions. On December 7, 2020, the Company filed a motion to dismiss the amended complaint in the Federal Action. On July 8, 2021, the Court dismissed the first amended complaint but allowed plaintiffs to file a second amended complaint by August 6, 2021. On August 6, 2021, plaintiffs filed a letter motion for leave to file a second amended complaint. On August 27, 2021, the Company filed a letter response to oppose plaintiffs’ August 6, 2021 letter motion and to seek a final judgment dismissing the Federal Action to be entered. On March 31, 2022, plaintiffs’ motion for leave to file a second amended complaint has been denied as futile, and plaintiffs’ claims were dismissed with prejudice, and the Court closed the motion.

On April 15, 2021, a new putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain officers of the Company. The complaint alleges that the Company’s press release issued in February 2021 about increased visibility into revenue and the size and quality of orders the Company was receiving were materially false and misleading. Plaintiff claims that the truth about the Company’s revenue was revealed in April 2021, when the Company announced its latest financial results. On December 14, 2021, the Court so-ordered this stipulation. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges the Company’s November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of the Company’s chief executive officer in an article published by Decrypt contained false and misleading statements regarding the pre-sale orders the Company had received and the Company’s ability to secure sufficient chip supply to meet the increasing demand for mining machines. On April 8, 2022, Canaan filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. As of the date of this annual report, the Court issued an order granting Canaan’s motion to dismiss the case in its entirety. The Court granted lead plaintiffs leave to further amend their amended complaint, the deadline of which is April 26, 2023.

The management of the Company believes that there are defenses to one or more of the claims asserted in the lawsuits. The management of the Company has engaged counsel with the intention to vigorously defend these lawsuits. At the date of issue of the consolidated financial statements, the Company is unable to predict the outcome of these lawsuits, or reasonably estimate a range of possible losses, if any, given the early stage of these lawsuits. Therefore, no contingent liabilities have been recorded by the Company as of December 31, 2022 in respect of these lawsuits.

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

19.	Condensed financial information of the parent company

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

As of December 31, 2021 and 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Condensed Financial Information of the Parent Company

CONDENSED BALANCE SHEETS

	As of December 31,
	2021	2022
			US$
	RMB	RMB	(Note 2(e))
ASSETS
Current assets:
Cash	30,860	39,573	5,738
Prepayment for repurchase of ordinary shares	—	1,251	181
Total current assets	30,860	40,824	5,919
Non-current assets:
Investments in and receivables from subsidiaries	3,502,014	4,201,822	609,208
Total assets	3,532,874	4,242,646	615,127
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Refund from depository bank – current	2,013	2,199	319
Other payable	—	557	81
Non-current liabilities:
Refund from depository bank – non-current	5,824	4,163	604
Warrant liability	66,347	—	—
Total liabilities	74,184	6,919	1,004
Shareholders’ equity:
Ordinary shares	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks	(231,281)	(380,538)	(55,173)
Additional paid-in capital	2,891,134	3,298,531	478,242
Statutory reserves	97,420	102,586	14,874
Accumulated other comprehensive loss	(101,925)	(4,844)	(702)
Retained earnings	803,342	1,219,992	176,882
Total shareholders’ equity	3,458,690	4,235,727	614,123
Total liabilities and shareholders’ equity	3,532,874	4,242,646	615,127

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(e))
Operating expenses:
Research and development expenses	(652)	—	—	—
Sales and marketing expenses	(41)	—	—	—
General and administrative expenses	(2,277)	(6,668)	(20,968)	(3,040)
Loss from operations	(2,970)	(6,668)	(20,968)	(3,040)
Interest income	—	1	7	1
Other income, net	2,425	2,037	2,122	308
Change in fair value of warrant liability	—	190,178	24,598	3,566
Share of income (losses) from subsidiaries	(214,549)	2,306,195	416,058	60,323
Net income (loss)	(215,094)	2,491,743	421,817	61,158
Foreign currency translation adjustment, net of nil tax	(24,238)	(22,145)	97,081	14,075
Total comprehensive income (loss)	(239,332)	2,469,598	518,898	75,233

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2021	2022
				US$
	RMB	RMB	RMB	(Note 2(e))
Cash flows from operating activities
Receipt of refund from depository bank	13,285	—	—	—
Other cash used in operating activities	(1)	(6,462)	(21,439)	(3,108)
Net cash provided by (used in) operating activities	13,284	(6,462)	(21,439)	(3,108)
Cash flows from investing activities
Decrease (increase) in receivables from subsidiaries	28,451	(871,194)	305,529	44,298
Net cash provided by (used in) investing activities	28,451	(871,194)	305,529	44,298
Cash flows from financing activities
Repurchase of warrants	—	—	(44,282)	(6,420)
Payment for repurchase of ordinary shares	(23,915)	(103,543)	(234,307)	(33,970)
Prepayment under share repurchase agreement	(16,146)	(573)	—	—
Payment for cost of issuance	—	(519)	—	—
Proceeds from issuance of ordinary shares and warrants	—	1,029,455	—	—
Net cash provided by (used in) financing activities	(40,061)	924,820	(278,589)	(40,390)
Net increase in cash	1,674	47,164	5,501	799
Effect of exchange rate changes on cash	(1,541)	(16,451)	3,212	466
Cash, beginning of year	14	147	30,860	4,474
Cash, end of year	147	30,860	39,573	5,739