Form 20-F
period 2023-12-31
Canaan Inc.
filed 2024-04-17
CIK 1780652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

3,460,454,223 Class A ordinary shares were outstanding as of December 31, 2023

311,624,444 Class B ordinary shares were outstanding as of December 31, 2023

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

CANAAN INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2023

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADRs” are to American depositary receipts, which, if issued, evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents 15 of our Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Series A Convertible Preferred Shares” are to our series A convertible preferred shares, par value $0.00000005 per share;
●	“PRC subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., and Canaan Creative (SH) Co., Ltd, Hangzhou Ruihong Technology Co., Ltd., Hangzhou Canaan Chuangxin Technology Co., Ltd., and Hangzhou Canaan Blockchain Technology Co., Ltd.
●	“operating subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., and Canaan Creative (SH) Co., Ltd., Canaan Creative (HK) Holdings Limited, Canaan Creative International PTE. Ltd., Canaan Creative Global Pte. Ltd., and Canaan U.S. Inc.
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the Company,” “our” and “Canaan” are to Canaan Inc. and its subsidiaries, as the context requires.

Starting from January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollar. The aligning of the reporting currency with the underlying operations will better reflect our business development of recent years and future global strategy. Assets and liabilities of entities with functional currencies other than US$ are translated into US$ using the exchange rate on the balance sheet date. Revenues and expenses of entities with functional currencies other than US$ are translated into US$ at average rates prevailing during the reporting period. Prior periods’ financial information has been recast as if we always used US$ as our reporting currency.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in issuers with a certain level of China-based operations, anti-monopoly regulatory actions, regulatory actions for virtual currency-related business activities and mining activities and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Our auditor, KPMG Huazhen LLP is independent registered public accounting firms that issue the audit reports included elsewhere in this annual report. Our securities will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission determines that Canaan has have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to this determination. Consequently, we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission- Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “-D. Risk Factors-Risks Relating to Doing Business in the PRC-Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct a substantial portion of our business through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained all requisite permissions for our operations in all material aspects from relevant Chinese authorities, and none of the requisite permissions for our operations in all material aspects have been denied by the Chinese authorities.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. If our PRC subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain such permissions or approvals in the future, our PRC subsidiaries could be subject to fines, legal sanctions or an order to suspend the our PRC subsidiaries’ business, which may materially and adversely affect the business, financial condition and results of operations of us.

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

Cash Flows through our Company

Canaan Inc. is a Cayman Islands holding company with no operations of its own. We conduct our operations primarily through our operating subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, the ability of Canaan Inc. to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends primarily paid by our PRC subsidiaries. If any of our operating subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to Canaan Inc. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Canaan Inc. by our PRC subsidiaries.

Under PRC law, Canaan Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2021, 2022 and 2023, Canaan Inc. provided loans with principal amount of RMB294.4 million, nil and nil, respectively, to our PRC subsidiaries through our Hong Kong subsidiary. For the years ended December 31, 2021, 2022 and 2023, no cash generated from one of our subsidiaries were used to fund another subsidiary’s operations. And we do not have any policy in place that dictate such funding. As of date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

Taxation on Dividends or Distributions

Canaan Inc. has not declared or paid any dividends on our ordinary shares since our inception, nor has any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Dividend Policy and Distributions.” For Singapore, PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” Under the current laws of the Cayman Islands, Canaan Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

●	Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.
●	We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
●	The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.

●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.
●	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
●	We lack a significant operating history in the Bitcoin mining space, and our strategic focus on this relatively new business is subject to a number of significant risks and uncertainties that could affect our future viability.
●	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.
●	Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.
●	Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.
●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
●	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.
●	Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.
●	The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.
●	AI technologies are constantly evolving, and any flaws in or misuse of AI, even if committed by other third parties, could have a negative impact on our business, reputation, brands and the general acceptance of AI solutions by society.
●	If we fail to succeed in the AI market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.
●	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.
●	If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
●	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

●	We require various approvals, licenses, permits and certifications to operate our business in a variety of geographical regions across the globe. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.
●	We may be involved in legal and other disputes from time to time, whether arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees, or class action lawsuits from our shareholders.

Risks Relating to Doing Business in the PRC

●	Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.
●	Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.
●	Risks and uncertainties arising from the legal system of mainland China could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Doing Business in International Markets

●	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Risks Relating to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If we issue additional equity securities in the future, you may suffer dilution, and trading price of our ADSs may decline.

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

Furthermore, price reduction in our bitcoin mining machines due to a complex effect of fluctuations in Bitcoin price may subsequently affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first half of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$93.6 million and US$190.2 million in 2022 and 2023, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The Bitcoin price drop in the past has also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payments. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. We did not provide price concession in 2022 and 2023. We had ceased to provide credit sales for our clients since the second half of 2020, and started to implement installment policy for some major customers who meet certain conditions in the second quarter of 2023. We may offer sales on credit to some of our customers in the future, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.

We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

Historically, we generated substantially all of our revenues from the sales of our Bitcoin mining machines that incorporate our proprietary ASICs. In 2021, 2022 and 2023, sales of our Bitcoin mining machines and related parts and accessories accounted for 99.1%, 94.8% and 83.1% of our revenues, respectively. We may continue to generate a significant portion of our revenue from the sales of Bitcoin mining machines in the foreseeable future. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

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

Our customers are based globally. As such, our business could be significantly affected by, among other things, the regulatory and policy developments in countries and regions where we operate, such as Singapore, China, the United States and Central Asia. Governmental authorities are likely to continue to issue new policies, laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

For example, in July 2023, the Rules for Licensing of Digital Mining Activities became effective in Kazakhstan, requiring that persons engaged in the mining of cryptocurrencies first obtain a specialized license. Subsequently, we decided to temporarily shut down approximately 2.0 Exahash/s of our mining computing power in Kazakhstan to ensure legal compliance. We experienced a continued suspension of our mining operations in Kazakhstan until January 2024, when we were able to resume our bitcoin mining in Kazakhstan in compliance with the local regulatory requirements.

In the recent years, the PRC government has been actively advancing a crackdown on Bitcoin mining and trading in China. For example, on May 21, 2021, the 51st meeting of the Financial Stability and Development Committee of the State Council announced a crackdown on bitcoin mining and trading activities in China. Accordingly, provincial authorities in the PRC have taken action to gradually crack down on cryptocurrency mining. For example, Sichuan Province ordered cryptocurrency mining in the province be “screened, cleaned up and terminated.” Inner Mongolia Autonomous Region and Qinghai Province have taken similar actions to stamp out cryptocurrency mining. On September 15, 2021, the People’s Bank of China, or PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading (《关于进一步防范和处置虚拟货币交易炒作风险的通知》) (the “Circular No. 237”). Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, on September 3, 2021, China’s National Development and Reform Commission (NDRC) and nine other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities (《关于整治虚拟货币“挖矿”活动的通知》) (the “Circular No. 1283”) to restrict cryptocurrency mining activities in the PRC. Circular No. 1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “obsolete industry” in the Catalogue for Guiding Industry Restructuring (《产业结构调整指导目录》) (the “Catalogue”), which effectively prohibits investments in projects falling within this category. The revised Catalogue came into effect on December 30, 2021. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits prescribed by the Catalogue. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the sales of our mining machine. While we have been actively exploring international market and have had 34.3% of our total revenue generated from sales of Bitcoin mining machines and related parts and coming from the customers who undertake mining activities in countries outside of the PRC in 2023, the long-term impact of such restrictions could be detrimental to our business and profitability, and our business and results of operation may suffer and investors in our ADSs may lose part or all of their investment if further extreme restrictions follow.

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

Some of our operating subsidiaries has a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.

Some of our operating subsidiaries were recently formed in recent years to explore the global markets for our products. Their limited operating history makes it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our ADSs should consider the business and prospects of our subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies.

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

Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in May 2020. A strong growth in Bitcoin mining machines connected online can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and coupled with the decrease in Bitcoin reward, resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products, under the assumption that the price of Bitcoin does not increase enough.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

Advances in AI technology, Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2021, 2022 and 2023, we incurred research and development expense of US$52.2 million, US$81.8 million and US$64.8 million, respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

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

As a fabless IC design company, we do not own any IC fabrication facilities and outsource the fabrication process of our ICs to third-party foundry partners. In 2021, the value of the wafers we purchased from the two major third-party foundry partners accounted for 66.0% of our total procurement of the year ended December 31, 2021. In 2022, the value of the wafers we purchased from the three major third-party foundry partners accounted for 76.2% of our total procurement of the year ended December 31, 2022. In 2023, the value of the wafers we purchased from the one major third-party foundry partners accounted for 55.2% of our total procurement of the year ended December 31, 2023. It is important for us to have a reliable relationship with our current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down. We recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$7.9 million, US$93.6 million and US$190.2 million in 2021, 2022 and 2023, respectively. The carrying value of our inventories was US$127.4 million, US$211.6 million and US$142.3 million as of December 31, 2021, 2022 and 2023, respectively.

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

In 2021, we experienced positive cash flow from operating activities of US$202.3 million and generated a net income of US$309.1 million. In 2022, we generated net income of US$69.9 million, while experienced negative cash flow from operating activities of US$182.6 million. In 2023, we incurred negative cash flow from operating activities of US$123.6 million and a net loss of US$414.2 million. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, up-front investment for our mining business, our ability to grow our AI business and manage our product mix and our ability to secure favorable commercial terms from suppliers.

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

We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2021, 2022 and 2023, the outstanding balance of prepayments we made to our third-party foundry partners amounted to US$203.9 million, US$150.6 million and US$37.7 million, respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2021, 2022 and 2023, our trade receivables amounted to US$0.1 million, nil and US$3.0 million, respectively. We may have trade receivables in the future and there can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

While we endeavor to expand our AI business, sales of Bitcoin mining machines continue to account for a substantial majority of our total revenue. Our AI revenue was US$2.6 million, US$1.4 million and US$1.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Our future revenue growth of our AI business will depend largely on our ability to successfully expand our business in the AI market and penetrate into new application markets. We cannot predict how or to what extent the demand for our products in the AI market will develop going forward. Furthermore, as ASICs may not develop into mainstream solutions for AI technologies and applications, we might not be able to capitalize on the growth in the market for AI technologies and applications with our ASICs. If the AI market does not develop as we currently anticipate and we are unable to penetrate into new application markets, our future revenue and profits could be materially and adversely affected.

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

We have recently adopted the development strategy to initiate the Bitcoin mining operations in international markets through collaborating with several cryptocurrency mining farms. However, there is a significant risk that we will be unable to achieve the anticipated benefits from such strategic collaborations, which would damage our business and could lead to the loss of our investment in Bitcoin mining, for a variety of reasons, including, among others:

●	Because of supply chain disruptions resulting from the COVID-19 pandemic or geopolitical crises, we could in the future encounter delivery delays or other difficulties with the installing and operating our mining machines at the facility of our partners;
●	Due to the environmental-impact concerns related to the potential high demand for electricity to support bitcoin mining activity and political concerns, and for other reasons, our partners may be required to cease mining operations without any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement;
●	Bans from governments, together with pending legislation and other regulatory initiatives, may threaten the ability to use Bitcoin or cryptocurrencies as a medium of exchange;
●	We may not be able to liquidate our holdings of Bitcoin at our desired prices if a precipitous decline in market prices occurs and this could negatively impact our future operations; and

●	Our efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove more costly than expected, and we may be subject to the risks of adverse effects to our business, results of operations and liquidity if past and future undertakings and the associated changes to our business, do not prove to be cost effective or result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan and the timing of any related initiatives, are subject to the change at any time based on management’s subjective evaluation of our overall business needs; and
●	Our collaboration with mining farms may not be successful. In 2023, we were involved in several disputes with mining partners concerning the quality of service we received. If our joint mining partners are unable to provide services at the level we expect, this could negatively impact the results of our joint mining operations.

For all of these reasons, our plan to develop Bitcoin mining business may ultimately not be successful or will not achieve viable business scale or market acceptance.

As we enter into the Bitcoin mining business, we will be subject to risks associated with our need for significant electrical power.

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

We have a limited history in the operation of mining facilities.

Our mining strategy presently includes the ownership and operation of facilities by us. We selectively explore new business initiatives that synergize with our existing businesses. We have limited operating history as the owner and operator of a mining facility, and our prospects in operating mining facilities is subject to a number of uncertainties, including the cost of site acquisition, development of operational expertise, ongoing operational costs, and other risks that may not presently be foreseen. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our revenue growth, operating cash flows and operating margins.

We have encountered, and may continue to encounter, risks, challenges and uncertainties associated with the operation of mining facilities, such as ensuring the effectiveness of our sales and marketing efforts, improving and expanding our product and service offerings, addressing regulatory compliance and uncertainty, engaging and retaining high-quality staff, and building and managing reliable and secure IT systems and infrastructure. If we are unable to adequately address these challenges, our prospects and results of operations could be materially adversely affected.

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

However, we cannot assure you that the strategies and steps we are taking are sufficient to protect our intellectual property rights or that, notwithstanding legal protection, others do not or will not infringe or misappropriate our intellectual property rights. If we fail to adequately protect our intellectual property rights, or if changes in laws diminish or remove the current legal protections available to them, the competitiveness of our products may be eroded and our business could suffer. The rights granted to us under our patents, IC layout-design rights and copyrights, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage. In addition, they could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. Any failure of our patents, IC layout-design rights and copyrights to adequately protect our technologies may allow our competitors to offer similar products or technologies. We may not be able to protect our IP rights in some countries where our products are sold or may be sold in the future. Even if IP rights are granted, effective enforcement in those countries may not be available to us, primarily due to the relatively weak legal regime protecting IP rights in those countries and the difficulties to defend and enforce such rights. Accordingly, we may not be able to effectively protect our IP rights in those countries. Many companies have encountered substantial intellectual property infringement in countries where we sell or intend to sell our products.

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

Our share capital is designated into Class A ordinary shares, Class B ordinary shares and Series A Preferred Shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. No voting rights are carried by the Series A Preferred Shares. Mr. Nangeng Zhang, our chairman and chief executive officer, beneficially own 100% of our Class B ordinary shares, representing approximately 57.5% of the aggregate voting power of our issued and outstanding share capital as of December 31, 2023. However, the interests of our chairman and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.

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

We are a “controlled company” within the meaning of the Nasdaq corporate governance standards, as Mr. Nangeng Zhang, our chairman and chief executive officer, holds more than 50% of the aggregate voting power of our total issued and outstanding share capital. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements, including the requirements:

●	for an annual performance evaluation of the nominating and corporate governance and compensation committees;
●	that having a nominating and corporate governance committee that is composed entirely of independent directors with a written charter;
●	addressing the committee’s purpose and responsibilities; and
●	that having a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, investors will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may engage in acquisitions, strategic alliances or spin-offs of certain business units that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions, strategic alliances or spin-offs of certain business units may be successfully implemented.

Although we have not engaged in material acquisitions in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results. Additionally, we may operate several of our business units as joint ventures with other parties and may establish new joint ventures in the future. The spin-offs of certain business units may cause the loss of some of our clients or users, or disruption in the provision of the services that are being carved out, and may require additional attention from our management.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.

We currently operate in the PRC, Singapore, and the United States, export our products globally, and derive sales from sales of our products to customers globally. In addition, we rely on suppliers in multiple jurisdictions, including suppliers in the United States, for the supply of certain equipment and tools, such as our electronic design automation, a development tool. Changes and potential changes to trade policies, tariffs, export controls, economic sanctions, and supply chain restrictions in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes or potential changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

In recent years, the U.S. government has imposed various restrictions on both inbound and outbound trade and investment with China. Such measures have imposed significant increases in tariff rates on goods imported into the United States, and restrictions on the export of certain products, software, and technology. In particular, in October 2022 and October 2023, the U.S. implemented export controls focused on the semiconductor and advanced computing industries. These restrictions may impact our operations, in particular, with regard to the development and manufacturing of current and new products.

Additionally, we plan to sell certain of our AI edge products to PRC manufacturers who will then incorporate our AI edge products into final products such as smart appliances. While our AI edge products sold to PRC customers are not currently subject to increased tariffs directly, the products of our PRC customers that incorporate our AI edge products may be subject to these tariffs. We cannot assure you that future restrictions on trade and tariffs implemented by the United States will not affect our products, which would negatively affect our expansion plans as well as our financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, the implementation of regulations in the United States restricting the export of semiconductor and advanced computing products and technology to China, prohibitions on U.S. persons investing in the publicly-traded securities of certain Chinese companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Further political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

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

We face significant challenges with respect to cyber-security and data privacy, including the receipt, processing, storage, and transmission of the data of our customers and others, much of which is confidential. While our principal business activities do not involve large amount of registered users and deal with vast amount of user data, we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers and E-mail accounts. As of December 31, 2023, our online discussion forum had far less than one million of registered users.

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

We require various approvals, licenses, permits and certifications to operate our business in various countries across the globe. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

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

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. On Mach 27, 2023, the Court granted our motion to dismiss in full. The Court also granted lead plaintiffs leave to amend their amended complaint within 30 days of the Court’s order. On May 10, 2023, lead plaintiffs informed the Court that they decided not to file a second amended complaint. On May 12, 2023, the Court entered the judgment dismissing this action with prejudice. Plaintiffs did not appeal.

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

Historically, a significant portion of our revenue was contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our revenue may decrease and the financial condition and results of operations of us may be materially and adversely affected.

Historically, a significant portion of our revenue was contributed by a limited number of clients. For example, for the year ended December 31, 2022, our top three customers account for 33%, 22% and 16% of total revenue from us, respectively. Even though for the year ended December 31, 2023, our top three customers only account for 6.9%, 4.0% and 2.8% of total revenue from us, respectively, we may continue to generate a significant portion of our revenue from a limited number of clients in the future. In addition, although we plan to continue to expand our client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed or that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and the financial condition and results of operations of us may be materially and adversely affected.

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

Our operations may require additional capital or financing from time to time in order to achieve further growth. We have preferred shares forward contract liability of approximately US$40 million as of December 31, 2023. We had no outstanding borrowings as of December 31, 2023. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

Our business operation and international expansion is subject to geopolitical risks. We rely on our production partners in and outside of PRC for the fabrication, testing and packaging for our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners outside of PRC to fulfill their contractual obligations and ship the ASICs to our PRC operations and partners, which could have a material and adverse effect on our business, financial condition and results of operations.

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

We are subject to regulation by government authorities of countries where we have operations. Some of these relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, some of these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. Any of these events could have a material adverse impact on our results of operation.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is also the prospect of a brewing global recession as the result of the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

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

A significant portion of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many aspects, including:

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

The PRC is still in the process of developing a comprehensive statutory framework. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs and matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, many of these laws and regulations are relatively new, and the implementation and interpretation of these laws and regulations remain uncertain in many areas. It may be difficult to obtain swift enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. Consequently, developments and changes in the PRC laws and regulations, including their interpretation and enforcement, may have a material and adverse effect on our business, financial condition and results of operations. Furthermore, the legal protections available to you under the PRC legal system may be limited.

Risks and uncertainties arising from the legal system of mainland China could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, issuers with a certain level of China operations could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our operating subsidiaries. Our operations in China are governed by PRC laws and regulations. The legal system of mainland China is based on written statutes, and court decisions may be cited for reference, but have limited precedential value. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may increase our difficulties in strict compliance with all regulatory requirements and limit legal protections available to us and our investors, including you.

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

In 2021, the PRC government announced its plans to enhance its regulatory oversight of companies with a certain level of China operations listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities (《关于依法从严打击证券违法活动的意见》) issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed companies with a certain level of China operations with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by such companies; and
●	extraterritorial application of China’s securities laws.

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

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (《关于境内企业境外发行上市备案管理安排的通知》), which, among others, clarifies that on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have been completed their overseas offering and listing, which are called as “the stock enterprises (存量企业)”. As a stock enterprise (存量企业), we shall file with the CSRC within 3 working days after the subsequent securities offering is completed. The CSRC shall order rectification, issue warnings and impose fines to the company fails to fulfill filing procedure as stipulated in Overseas Listing Trial Measures.

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

The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed companies with a certain level of China operations regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “—Risks Relating to Our Business and Industry—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our PRC subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, KPMG Huazhen LLP, the independent registered public accounting firm that issues the audit report included in the Form 20-F, is located in China and is included in the list of PCAOB identified firms in the determination report issued in December 2021.

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

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.

We are a holding company incorporated in Cayman Islands and conduct our operation through our operating subsidiaries. The ability of our operating subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations.

In particular, under the PRC law, each of our PRC subsidiaries may only pay dividends after 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. In addition, the profit available for distribution from our PRC subsidiaries is determined in accordance with generally accepted accounting principles in the PRC. This calculation may differ if it were performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to our shareholders in the future, which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions in a timely manner.

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

The EIT Law provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 with its most recent amendment on December 29, 2017, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of the PRC as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether “de facto management bodies” are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries outside China. Therefore, although certain of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of the ADSs may be subject to a PRC withholding tax.

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

On April 15, 2021, a new putative class action was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleges that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claims that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained were false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. On Mach 27, 2023, the Court granted our motion to dismiss in full. The Court also granted lead plaintiffs leave to amend their amended complaint within 30 days of the Court’s order. On May 10, 2023, lead plaintiffs informed the Court that they decided not to file a second amended complaint. On May 12, 2023, the Court entered the judgment dismissing this action with prejudice. Plaintiffs did not appeal. The class action suits that we are aware of and if we were involved in a class action suit in the future, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we issue additional equity securities in the future, you may suffer dilution, and trading price of our ADSs may decline.

We may issue additional equity securities to finance future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

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

We are a Cayman Islands exempted company and a large portion of our assets are located outside of the United States. A substantial portion of current operations are conducted in Singapore and China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of Singapore and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Fluctuations in the exchange rate between the Renminbi and the U.S. dollars, Hong Kong dollars and Singapore dollars could result in foreign currency exchange losses and could materially reduce the value of your investment.

Our sales in China are denominated in Renminbi, and our international sales are generally denominated in U.S. dollars. Our costs and capital expenditures are denominated in Renminbi, U.S. dollars and other foreign currencies, including Hong Kong dollars and Singapore dollars. Fluctuations in exchange rates could affect our net profit margins and could result in foreign exchange and operating gains or losses. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

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

In addition, we are a holding company and we rely on dividends primarily from our operating subsidiaries for our cash needs. Although we have not received any dividend from our operating subsidiaries in the PRC, we may receive such dividends in the future. Any significant revaluation of the Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our public offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollars amount.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company though we opted to comply with such requirement and had KPMG Huazhen LLP, our independent registered public accounting firm, issue a report on the effectiveness of our internal control over financial reporting. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. We will cease being an emerging growth company not later than December 31, 2024.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs or ordinary shares.

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe we were not a PFIC for our taxable year ended December 31, 2023, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year if, after applying the applicable look-through rules, either:

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

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations”) hold our ADSs or ordinary shares, such United States Holder may be subject to certain adverse United States federal income tax consequences. For example, if we are or become a PFIC, a United States Holder may become subject to special and adverse tax rules with respect to any “excess distribution” received from the Company or any gain recognized on the sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company. We have conducted our operations principally through our operating subsidiaries. On January 19, 2013, Mr. Nangeng Zhang, our chairman and chief executive officer, and his team, shipped the world’s first batch of mining machines incorporating ASIC technology to consumers in Bitcoin’s history under the brand name, Avalon. Later, in order to continue the developing of mining machines of Avalon brand, which was subsequently renamed AvalonMiner brand, Beijing Canaan Creative Information Technology Co., Ltd. was incorporated and was subsequently renamed Hangzhou Canaan Intelligence Information Technology Co., Ltd., or Hangzhou Canaan, in September 2015. Empowered by the academic training and technical expertise of our co-founders, we have focused on the design of high performance, repeated computing ICs since our inception. As we further developed, Hangzhou Canaan went through a series of capital injections and became a holding company for our PRC subsidiaries.

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

Since our IPO, as part of our efforts to expand our business globally, we have gradually established our subsidiaries in Hong Kong and moved our headquarters to Singapore.

On April 29, 2021, we entered into a securities purchase agreement with certain institutional investors for a registered direct placement of approximately $170.0 million of our ADS, each ADS representing 15 Class A ordinary shares of us, par value US$0.00000005 per share, or US$12.60 per ADS. We have also agreed to issue to the investors warrants (the “Warrants”) to purchase up to an aggregate of 4,047,620 ADSs (representing 60,714,300 Class A Ordinary Shares), at an exercise price of $16.38 per ADS, which Warrants will have a term of three years from the date of issuance. Additionally, we issued to the placement agents of the registered direct placement (the “Placement Agents”) warrants to purchase 674,603 ADSs on substantially the same terms as the warrants sold in this offering, except that the Placement Agent warrants are exercisable at $15.75 per ADS and shall not be transferable, with limited exceptions, for a period of 180 days.

On June 23, 2022, we entered into agreements with the above warrant holders to repurchase all the aforementioned 4,722,223 outstanding warrants of us for an aggregate purchase price of approximately US$6.61 million. The transaction closed in June 2022, upon which the warrant liability was extinguished.

On April 8, 2022, we entered into an at the market offering agreement (as amended by the Amendment No. 1 to ATM Agreement dated as of November 23, 2022 and as may be further amended, supplemented or otherwise modified from time to time, the “ATM Agreement”), with H.C. Wainwright & Co., LLC, acting as our sole sales agent (the “Sales Agent”), relating to the sale of ADSs, each representing 15 Class A ordinary shares, par value of $0.00000005 per share, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333- 255470) (such offering, the “ATM Offering”). In accordance with the terms of the ATM Agreement, we may offer and sell ADSs having an aggregate offering price of up to $750,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. Effective November 10, 2023, we terminated the ATM Agreement with H.C. Wainwright & Co., LLC. We executed the above sales within ten trading days in March 2023 and did not utilize the ATM Offering after March 31, 2023. At the time of such termination, we had received net proceeds of approximately US$4.2 million from the sale of 1,532,219 ADSs.

On November 10, 2023, we entered into an At Market Issuance Sales Agreement (the “New ATM Agreement”) with B. Riley Securities, Inc. as a sales agent (the “New Sales Agent”). We have filed a new prospectus supplement, dated November 13, 2023, Eastern Standard Time (the “Prospectus Supplement”) setting up the new at-the-market equity offering program (the “New ATM Program”), under which we may sell up to an aggregate of US$148 million of our ADSs, each representing 15 of our Class A ordinary shares, through or to the New Sales Agent. On November 27, 2023, we filed an amendment no. 1 which amends the prospectus supplement dated November 13, 2023, under which we may sell up to US$68,000,000 of the ADSs, each one representing 15 of our Class A ordinary shares. From November 10, 2023 to December 31, 2023, we utilized the New ATM Program for fundraising and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS. We have no obligation to sell any ADSs pursuant to the New ATM Agreement and may at any time suspend sales pursuant to the New ATM Agreement.

On November 27, 2023, we entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which we shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the price of US$1,000.00 for each Preferred Share. Concurrently with entering into such Securities Purchase Agreement, we also executed a Certificate of Designations, pursuant to which our authorized share capital was re-designated to US$50,000 divided into 1,000,000,000,000 shares comprising (i) 999,643,250,556 Class A Ordinary Shares, (ii) 356,624,444 Class B Ordinary Shares, and (iii) 125,000 Series A Preferred Shares, par value US$0.00000005 per share, by the re-designation of 125,000 authorized but unissued Class A Ordinary Shares in the authorized share capital of the Company as 125,000 Series A Preferred Shares.

On December 11, 2023, we closed the first tranche of the preferred shares financing (the “First Tranche Preferred Shares Financing”) and is obligated to issue the second tranche of the preferred shares financing, raising total net proceeds of approximately US$24.6 million. Pursuant to the First Tranche Preferred Shares Financing, we issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share. In connection with the issuance of the Preferred Shares, we caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the “First Closing Pre-delivery Shares”), each representing 15 Class A ordinary shares of us, at the price of US$0.00000075 for each ADS. On January 22, 2024, we closed the second tranches of the preferred shares financing (the “Second Tranche Preferred Shares Financing”), raising total net proceeds of approximately US$49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, we issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an addition 2,800,000 ADSs collectively as pre-delivery shares (together with the First Closing Pre-delivery Shares, the “Pre-delivery Shares”), each representing 15 Class A ordinary shares of us, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to us at the end of the arrangement and we shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares is considered a form of stock borrowing facility and was accounted as share lending arrangement. The closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between us and the Buyer. Neither we are obliged to sell nor the Buyer is obliged to purchase for the Third Tranche.

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

We provide high performance computing solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our operating subsidiaries have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2021, 2022 and 2023, we generated revenue of US$3.4 million, US$32.5 million and US$34.0 million from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and AI solutions;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales, as well as our relationship with global mining farms; and
●	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services.

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established in-house production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines primarily at our assembly plant located in the PRC by integrating the ICs produced by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields. In addition, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our Bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. As we endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business, we believe that such business will play a more significant role in supplementing our Bitcoin mining machines sales, mitigate our inventory risks and contribute to our financial and operating results.

Our Products

Bitcoin Mining Machines

Our technology and expertise in ASIC applications are primarily dedicated to the design, development, production and sales of our proprietary ASIC-based Bitcoin mining machines under the AvalonMiner brand. We, through our operating subsidiaries, offer a single line of Bitcoin mining machines, under the AvalonMiner brand to customers in the United States, Hong Kong, Malaysia, Thailand and other countries across the globe. Our AvalonMiner Bitcoin mining machines feature our proprietary ASICs, and the ASICs are integrated with other components we procured, including a circuit board, PMU boards, a cooling fan, heat sensors, and enclosed with an aluminum casing. Historically, we introduced new series of Bitcoin mining machines almost every year incorporating the latest technological development in terms of ASIC design and process technology. We, through our operating subsidiaries, also sell Bitcoin mining machine parts and accessories, including power supply units, fans, cables, and containers for mining machines that our customers, especially our overseas customers, purchase along with Bitcoin mining machines.

Set forth below are certain specifications of our selected AvalonMiner products.

		Computing	Power
		Power	Consumption
Bitcoin Mining Machine	Release Year	(TH/s)	(J/THs)
A8 Series	2018	13-15	109.0
A9 Series	2019	20	72.5
A10 Series	2019	50	65.0
A11 Series	2019	68-81	42.0-47.0
A12 Series	2020	90	38.0
A13 Series	2022	110-130	25.0-30.0
A14 Series	2023	150	21.5

Our immersion-cooled mining machines are specifically designed to be deployed in quiet immersion-cooled environments, featuring relatively higher hash rate, better overclocking capability, more efficient heat dissipation, and reduced wear-and-tear compared to traditional air-cooled mining machines. Our most advanced immersion-cooled mining machine model is Avalon A1466I with a designed hash rate of 170TH/s.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. Along with the deployment of our Bitcoin mining machines into our Bitcoin mining business, as of December 31, 2023, the net carrying value of mining equipment located in North America, Ethiopia and Central Asia was US$9.3 million, US$6.7 million and US$1.7 million, respectively.

ASICs for AI Applications

We, through our operating subsidiaries, began to develop ASICs for AI applications since 2016 and completed the tape-out of our AI chips in June 2018. Our AI chips are miniaturized chips characterized by high-performance and low energy consumption. Each AI chip is designed with an artificial neural-network and high-performance processors, which mainly provides heterogeneous, real-time and off-line AI applications. We, through our operating subsidiaries, have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural- network accelerator with outstanding performance. Through the development of various generations of ASICs for Bitcoin mining, we have accumulated significant experience in reducing the size and increasing the power efficiency of the ASICs while achieving high computing power.

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

To enhance the robustness of our AI development ecosystem and ultimately to provide better user experiences, we offer comprehensive developer support to facilitate the development of AI applications. We, through our operating subsidiaries, have also actively explored collaboration with business partners and have integrated our AI chips in different IoT vertical markets, such as smart locks and smart meters.

Sales and Marketing

We, through our operating subsidiaries, conduct the marketing of our Bitcoin mining machines mainly through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website, which is updated periodically. From time to time, we, through our operating subsidiaries, maintain a presence on social media in order to raise awareness of our brand. In the first half of 2022, we, through our operating subsidiaries, launched an online store mainly targeting retail customers from overseas markets. In 2023, our online store has reached 46 countries and regions.

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

Our Customer Base

Historically, a substantial portion of our revenues were generated from the sales to customers located in the PRC. Because of the adverse changes in the PRC regulatory environment, we have expanded into global markets and began to generate considerable sales from customers outside the PRC. We generated 64.4%, 97.2% and 34.3% of our total revenues generated from sales of Bitcoin mining machines and related parts from sales to customers outside the PRC, in 2021, 2022 and 2023, respectively.

Bitcoin Mining Machines

We, though our operating subsidiaries, generally sell our Bitcoin mining machines and related parts to individual or corporate customers on a first-pay-first-serve basis, though we prioritize certain customers that we believe have stronger potential for a longer-term relationship. Our operating subsidiaries generally do not enter into long-term agreements with our mining machine customers. Sales are typically made on one-off sales contract or purchase order bases. Our mining machines are primarily distributed through direct sales, but we also sell through distributors. In certain regions, such as Southeast Asian countries, sales through distributors can be very significant. Nevertheless, our operating subsidiaries do not restrict resales of our mining machine products by our customers. Except for situations where our Bitcoin mining machines have major defects upon delivery, our customers cannot return or exchange their purchases for upgrades, even in the event that their old Bitcoin mining machines may no longer be economical for Bitcoin mining purposes.

To hedge against the adverse changes of the regulatory environment in the PRC, we have expanded into global markets and the revenue contribution from customers outside the PRC, such as customers in the United States, Central Asia, Southeast Asia, South America and Africa, accounted for 34.3% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2023.

AI Applications

Our AI applications are primarily sold to companies in the IoT industry. We plan to increase our sales and marketing efforts to cover major customer groups in the IoT field. While our current distribution method is to sell our AI ASICs directly to AI product developers, we plan to also sell our products through distributors in the future.

Research and Development

We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by Mr. Nangeng Zhang, our chairman and chief executive officer. Mr. Zhang and his team invented one of the first cryptocurrency mining machines incorporating ASIC technology.

To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 138 team members, which is responsible for chip design and optimization and (ii) an AI products group consisting of 100 team members, which are responsible for the design of our Kendryte series including algorithm optimization and end application, both as of December 31, 2023.

As of December 31, 2023, our research and development team is comprised of 238 members, representing approximately 53.5% of our total employees. Our research and development team includes 145 members with a master’s degree or above. In addition, Mr. Zhang, as our chairman and chief executive officer, leads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.

We believe we are one of the few companies in the world to possess advanced technological know-how for ASIC design, including algorithm development and optimization, standard cell design and optimization, low voltage and high power efficiency operations, design of high performance system and heat dissipation technology. We, through our operating subsidiaries, are devoted to in-house research and development of core advanced technologies, such as energy-efficient computing. As it requires a substantial amount of time and production engineering experience to integrate the results of research and development and master the core technologies in the ASICs field, we have created high barriers to entry against our competitors.

Research and Development Achievements

Our research and development efforts have yielded significant results that enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents while the rest are part of our proprietary trade secrets. As of December 31, 2023, we, through our subsidiaries, have registered 245 patents in the PRC, 30 patents in Hong Kong, 20 patents in Australia, 12 patents in the United Kingdom, 11 patents in the United States, 7 patents in the Eurasian Patent Organization, 3 patents in the Canada, 3 patents in the European Union Intellectual Property Office, and 2 patents in the Japan. The total of 333 patents include 87 inventions, 142 utility model patents and 104 exterior design patents. We have also, through our PRC subsidiaries, registered 127 software copyrights and 70 IC layout-design rights in the PRC, as of December 31, 2023.

Research and Development Roadmap

The core strength of our capabilities consists of designing products with high computing power and high energy efficiency. We aspire to develop advanced IC designs for high performance computing hardware and innovative applications. We follow a market-oriented research and development approach, and we focus on research and development projects that have a relatively clear path toward market acceptance and commercialization opportunities.

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

IC Fabrication

We, mainly through our operating subsidiaries, partner with two leading third-party foundry partners for IC fabrication. We generally enter into a three-year framework agreement with such third-party foundry partners to ascertain their production resource that can be allocated to us before we place an order according to our business need. Once an order is placed and accepted, we are generally required to prepay at least 50% of the purchase price in order to secure production capacity. The wafers are delivered in an average of four to six months from the time when an order is placed.

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

We, through our operating subsidiaries, have implemented various quality-control checks into our production process and the IC fabrication process by our production partners. In addition, we provide timely and effective after-sales services and support to our users.

We, through our operating subsidiaries, devote significant resources to quality control of our products with a dedicated team.

Warranty and After Sales Services

We, through our operating subsidiaries, provide warranties of 360 days, which we believe is in line with prevailing industry practice. Our warranties cover regular maintenance services and parts and labor for repairs. The components used in our products are typically covered by warranties provided by the respective suppliers.

We, through our operating subsidiaries, have devised a standard operating procedure for customer service. By the end of year 2023, we have expanded our service capabilities with over ten aftersales service stations worldwide. We, through our operating subsidiaries, collect and record customer feedback and complaints from different channels and make timely responses in order to achieve customer satisfaction.

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

Competition

Cryptocurrency mining machines comprise the overwhelming majority of blockchain hardware. The global Bitcoin mining machine market is relatively concentrated with a few large players. Most of our leading competitors are based in the PRC.

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

Intellectual Property

We consider our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2023, we, through our operating subsidiaries, had registered had registered 513 trademarks, including 99 in the PRC, 58 in Hong Kong, 37 in Republic of Singapore, 31 in European Union, 35 in Kazakhstan, 29 in Malaysia, 28 in Russia, 20 in Japan, 18 in Republic of Korea, 18 in the Kingdom of Norway, 17 in the United States, 17 in Iceland, 16 in Commonwealth of Australia, 16 in Taiwan, 15 in Kingdom of Thailand, 15 in the United Arab, Emirates, 14 in Republic of Turkey, 12 in the United Kingdom, 6 in Canada, 6 in United Mexican States, and 6 in Republic of Peru.

As of December 31, 2023, we, through our subsidiaries, have registered 245 patents in the PRC, 30 patents in Hong Kong, 20 patents in Australia, 12 patents in the United Kingdom, 11 patents in the United States, 7 patents in the Eurasian Patent Organization, 3 patents in the Canada, 3 patents in the European Union Intellectual Property Office, and 2 patents in the Japan. The total of 333 patents include 87 inventions, 142 utility model patents and 104 exterior design patents. We have also, through our PRC subsidiaries, registered 127 software copyrights and 70 IC layout-design rights in the PRC, as of December 31, 2023.

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

Employees

As of December 31, 2023, we and our operating subsidiaries employed a total of 445 employees that are classified as follows:

		Percentage of
	Number of	Total Number
Function	Employees	of Employees
Management	27	6.1%
Sales and marketing	32	7.2%
Research and development	238	53.5%
Others	148	33.2%
Total	445	100.0%

We operate in a highly competitive and fast-growing industry in which recruiting and retaining talent is crucial to our continued growth and profitability. We compensate our employees based on historical contributions, potential for further contributions, as well as the market rate for qualified talent. We are committed to attracting and retaining top talent in the industry, and our emolument policy reflects that commitment. We offer various incentives to our employees including performance-based bonuses and share-based compensation. We also provide accidental insurance for the benefit of our employees. Pursuant to local regulations in each of the regions where we operate, we make contributions to various employee benefit plans. Employee benefits covered by these arrangements include employee benefits required by PRC laws and regulations as well as incentives for increasing production quantity, accommodations, meals and travel allowances. In Singapore, eligible employees are provided with Central Provident Fund (“CPF”) contributions that are paid into their CPF accounts in accordance with Singapore laws, and where applicable, are covered by mandatory workplace insurances. We believe that maintaining a stable and motivated workforce is critical to the success of our business. As a fast-growing company, we believe we are able to provide our employees with ample career development choices and advancement opportunities. We, through our operation subsidiaries, organize and launch various training programs on a regular basis for our employees. We believe that the current emolument policy has contributed to our ability to attract, incentivize and retain talents in such a competitive and fast- growing industry.

Properties

Our operating subsidiaries lease all real estate properties in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2023, we and our operating subsidiaries occupied a total of 11 properties with an aggregate gross floor area of approximately 16,400 square meters.

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

Legal Proceedings

On April 15, 2021, a putative class action, Denny v. Canaan, Inc., et al., Case No. 21-cv-03299-JPC, was filed in the U.S. District Court for the Southern District of New York against us and certain of our officers and directors. The complaint alleged that our statements in February 2021 about increased visibility into revenue and the size and quality of orders we were receiving were materially false and misleading. Plaintiff claimed that the truth about our revenue was revealed in April 2021, when we announced our latest financial results. On December 9, 2021, the Court appointed Bill Lu and Liying Huang as lead plaintiffs and Brager Eagle & Squire, P.C. as lead plaintiffs’ counsel. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleged our November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of our chief executive officer in an article published by Decrypt contained false and misleading statements regarding the pre-sale orders we had received and our ability to secure sufficient chip supply to meet the increasing demand for mining machines, because those statements allegedly left “investors with the false impression that revenue in the fourth quarter 2020 would be solid” and allegedly omitted that the pre-sale orders were locked in at lower prices than the re-bounding Bitcoin market prices during the third quarter of 2019 and fourth quarter of 2020, and we had been experiencing significant supply chain disruptions during the fourth quarter of 2020. On April 8, 2022, we filed a motion to dismiss the amended complaint. On Mach 27, 2023, the Court granted our motion to dismiss in full. The Court also granted lead plaintiffs leave to amend their amended complaint within 30 days of the Court’s order. On May 10, 2023, lead plaintiffs informed the Court that they decided not to file a second amended complaint. On May 12, 2023, the Court entered the judgment dismissing this action with prejudice. Plaintiffs did not appeal. Other than the above, we and our subsidiaries are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in our opinion, is likely to have a material and adverse effect on our business, financial conditions or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Regulations in Singapore

Singapore Laws and Regulations relating to Labor

The Singapore Employment Act 1968 (“Singapore EA”) sets out Singapore’s statutory minimum employee benefits. The Singapore EA provides that employers will need to provide a written employment agreement to employees containing all the key employment terms within 14 days of commencing employment. It further provides the for statutory minimum entitlements for annual leave, sick leave, public holidays, rest days and notice periods for termination of employment. The Singapore EA also covers the timing of payment of salaries in employment and also at the end of an employment relationship.

The Singapore Child Development Co-Savings Act 2001 (“CDCA”) sets out the family-related leaves that eligible employees are entitled to. The CDCA generally applies to employees who have a Singapore citizen child and provides for maternity leave, paternity leave, shared parental leave, adoption leave, childcare leave, extended childcare leave and unpaid infant care leave. Employees who are not eligible under the CDCA will have maternity leave and childcare leave benefits set forth in the Singapore EA.

Pursuant to the Central Provident Fund (“CPF”) Act 1953, employers are required to make CPF contributions in respect of employees who are Singapore citizens and Singapore permanent residents. Employers must pay these contributions to the CPF Board each month. The CPF contributions vary depending on the employee’s age and wages. The most common employer CPF contribution rate is 17% of the employee’s wages (currently subject to a monthly wage ceiling of S$6,800) where the employee is 55 years old and below. The monthly wage ceiling is a cap on the employee’s wages that the employer will need to pay CPF contributions on and this is set to increase in 2025 to S$7,400 from 1 January 2025 and to S$8,000 from 1 January 2026, meaning that the employer CPF contributions will also increase accordingly.

Pursuant to the Work Injury Compensation Act 2019 (“WICA”), employers must maintain work injury compensation insurance in accordance with WICA for all manual workers regardless of earnings, and for non-manual workers with monthly earnings of S$2,600 a month or less. Employers are exempt from maintaining the mandatory work injury insurance for non-manual workers who earn more than S$2,600 each month. However, most employers maintain medical and hospitalization insurance, as employers remain liable under WICA to pay for medical expenses in relation to any personal injury by accident sustained by an employee in the course of employment. Additionally, the Workplace Safety and Health Act 2006 (“WSHA”) sets out the duties of employers with respect to workplace safety and health. Under WSHA, employers have a duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of the employer’s employees at work.

Regulations on bitcoin

Cryptocurrencies that exhibit the features of products regulated under Singapore law are not prohibited in Singapore, but the parties that carry on business activities in relation to such cryptocurrencies must ensure compliance with the applicable laws. This could impose significant restrictions on us or our customers with operations that are located in Singapore.

Cryptocurrencies can be regulated pursuant to the Payment Services Act 2019 (“PSA”) or pursuant to the Singapore’s Securities and Futures Act 2001 (“SFA”) if the characteristics and features of cryptocurrencies are sufficiently similar to those of capital markets products or securities as defined in the SFA.

Bitcoin may fall within the definition of a “digital payment token” (“DPT”) pursuant to the PSA, which is defined as any digital representation of value (other than an excluded digital representation of value) that is expressed as a unit, is not denominated in any currency, and is not pegged by its issuer to any currency, is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt, can be transferred, stored or traded electronically, and satisfies such other characteristics as the Monetary Authority of Singapore may prescribe.

A DPT service may be a service of dealing in DPTs or a service of facilitating the exchange of DPTs:

●	“Dealing in digital payment tokens” refers to the buying or selling of that DPT in exchange for any money or any other DPT other than facilitating the exchange of DPTs and accepting or using any DPT as a means of payment for the provision of goods or services.

●	“Facilitating the exchange of digital payment tokens” means establishing or operating a digital payment token exchange, in a case where the person that establishes or operates that digital payment token exchange, for the purposes of an offer or invitation to buy or sell any digital payment token in exchange for any money or any digital payment token, comes into possession of any money or any digital payment token, whether at the time that offer or invitation is made or otherwise.

If a cryptocurrency constitutes a DPT under the PSA, and a party carries on a business of buying or selling it in exchange for money or another DPT, the party would be providing a DPT service of dealing in DPTs and would need to obtain a license under the PSA to do so in Singapore.

If a cryptocurrency is a security, securities-based derivatives contract or unit in a collective investment scheme pursuant to the SFA, if a person intends to offer it for sale, it would need to prepare and lodge a prospectus, unless the sale falls within an exemption under the SFA, such as a private placement or a small offer exemption. A private placement under the SFA requires, among other things, the offers to be made to no more than 50 persons within any period of 12 months. A small offer under the SFA requires, among other things, the total amount raised from the offers within any period of 12 months not to exceed SGD 5 million or its equivalent in a foreign currency. If a person intends to act as a broker for the sale or purchase of such a cryptocurrency, it would need to obtain a capital markets services licence for dealing in capital markets products.

Regulations on sale of bitcoin mining equipment and spare parts

Certain of our offerings have or may in the future include wireless functionality. The Telecommunications Act 1999 and the Telecommunications (Dealers) Regulations regulates the import and sale of telecommunications equipment through a telecommunications dealers license. There are 2 types of telecommunications dealers license - a class license and an individual license. To import and sell products or parts with a wireless functionality, we will require a telecommunications dealers (individual) license. The license conditions applicable to holders of a telecommunications dealers (individual) license include: (a) meeting standards and specifications for the telecommunication equipment before the sale of such equipment; (b) affixing or ensuring that there is a label affixed on all registered equipment intended for use in Singapore or on the equipment’s instruction manual or packaging labels that complies with applicable standards and specifications; and (c) maintaining a record of every sale of any type of telecommunication equipment. It is an offence to sell telecommunication equipment without a license and a fine not exceeding SGD 10,000 and/or imprisonment for a term not exceeding 3 years may be imposed.

Regulations on advertising of bitcoin mining equipment and spare parts

The advertising codes set out by the Advertising Standards Authority of Singapore (“ASAS”), such as the Singapore Code of Advertising Practice, regulate advertising activities in Singapore. While these codes do not have the force of law, the ASAS is empowered to withhold advertising space, inform advertisers to amend / remove advertisements, or refer the matter to the Consumers Association of Singapore for recalcitrant advertisers who persistently provide false, misleading or unsubstantiated advertisements. Generally, all advertisements must be legal, decent, honest and truthful.

Regulations on product liability claims for bitcoin mining equipment and spare parts

Product liability claims may arise from the sale of the bitcoin mining equipment and spare parts e.g. from defects in our equipment and spare parts. These claims are governed under both legislation and common law in Singapore, including:

●	the Sale of Goods (United Nations Convention) Act 1995 (“CISG”), which is the implementing statute in Singapore that adopts the United Nations Convention on Contracts for the International Sale of Goods. The CISG governs the formation of the contract of sale, the rights and obligations of the buyer and seller, and remedies available to the buyer and seller. For example, a seller is liable for any non-conforming goods if the lack of conformity exists at the time when the risk passes to the buyer. The CISG applies to agreements between any our Singapore subsidiaries and a counterparty where the places of business are in different contracting states.
●	the Consumer Protection (Fair Trading) Act 2003, which sets out a legislative framework to allow consumers (defined as an individual, who otherwise than exclusively in the course of business – (a) receives or has the right to receive goods or services from a supplier; or (b) has a legal obligation to pay a supplier for goods or services that have been or are to be supplied to another individual) aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. Unfair practices include, among other things:

o	representing that goods are of a particular standard, quality, grade, style, model, origin, weight, volume, length, capacity or method of manufacture if they are not;
o	representing that goods have sponsorship, approval, performance characteristics, accessories, ingredients, components, qualities, uses or benefits that they do not have;
o

representing that a service, part, repair or replacement is needed or desirable if that is not so, or that a service has been supplied, a part has been installed, a repair has been made or a replacement has been provided, if that is not so.

●	the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business. Any violations are subject to criminal liability.

Regulations on international distribution of mining equipment and spare parts

The Regulation of Imports and Exports Act 1995 and the Regulation of Imports and Exports Regulations provides for the regulation, registration and control of imports and exports. All goods (whether controlled or uncontrolled) must not be imported into, exported out of or transshipped through Singapore without a permit, unless any of the following exceptions apply:

●	the goods are not controlled imports, controlled exports or controlled transshipments and are:
o

personal or household effects, other than motor vehicles, which (i) accompany passengers, crew or employees of transport undertakings by land, sea or air; (ii) are not being transported for sale but are intended for the personal or household use of such passengers, crew or employees of transport undertakings; and (iii) in the case of such household effects, are being transported for the purpose of a transfer of residence of the owner to Singapore or to a place outside Singapore;

o	being imported, exported or transshipped by parcel post;
o	trade samples, specimens for analysis or test, and gifts, the total value of which does not exceed SGD 400;
●	the goods are not controlled exports, have a total value which does not exceed SGD 1,000 and are being exported by air;
●	the goods are not controlled transshipments, and which are not transshipped from one free trade zone to another; or are carried by air to and from Singapore during transshipment, and have a total value which does not exceed SGD 1,000.

Regulations on intellectual property

The Intellectual Property Office of Singapore (“IPOS”) administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organisation’s (“WTO”) Agreement on Trade Related Aspects of Intellectual Property Rights.

The Patents Act 1994 confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988. The registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his/her right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Pursuant to the Copyright Act 2021, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. Generally, an author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. Authors and performers also have a distinct right to be identified whenever their works or performances are used in public unless exceptions apply. For commissioned works, the copyright will be owned by the author by default, unless otherwise agreed by contract. On the other hand, employers by default own the copyright in all content created by their employees in the course of the employees’ employment, unless otherwise agreed by contract. There is no need to file for registration to obtain copyright protection.

The law protecting the original layout-designs of an integrated circuits (“ICs”) in Singapore is the Layout-Designs of Integrated Circuits Act 1999. An original layout-design is one which is both the result of the creator’s own intellectual effort, and which is not commonplace among creators of layout-designs and manufacturers of ICs at the time of its creation. There is no need to file for registration or deposit of a layout-design with IPOS to obtain protection of a layout-design under the Layout-Designs of Integrated Circuits Act. Instead, a citizen or resident of Singapore, or a country which is a member of the WTO, or a country designated by the Singapore Government as a qualifying country, who owns a layout-design, can gain automatic protection for the layout-design if it qualifies for protection under Singapore law. The owner has the right to prevent the copying and commercial exploitation of an original layout-design of an IC. The owner can exercise his rights under the Layout-Designs of Integrated Circuits Act by taking legal action against the infringing party.

The Singapore Network Information Centre Pte Ltd (“SGNIC”) is the appointed national registry responsible for authorising and regulating the registration, administration and management of domain name ending with the .SG Country Code Top Level Domain. Registration of domain names can be done with any of the registrars accredited by SGNIC.

Regulations on personal data protection

The Personal Data Protection Act 2012 (“PDPA”) regulates the collection, use and disclosure of personal data by private sector organisations. Based on business operations of the Singapore subsidiaries, the PDPA will only apply to regulate the Singapore subsidiaries’ relationships with its job applicants, employees, contractors and customers (insofar as personal data is involved in the purchase of the equipment and spare parts). The PDPA generally requires organisations to provide notifications and obtain consents prior to the collection, use and disclosure of personal data.

The Do-Not-Call requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual. Directions, including financial penalties, may be imposed for any contravention of the PDPA.

Regulations on anti-money laundering and prevention of terrorism financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (“CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA sets out an obligation to report transactions with the Suspicious Transaction Reporting Office, Commercial Affairs Department of the Singapore Police Force as soon as is reasonably practicable.

The Terrorism (Suppression of Financing) Act 2002 (“TSOFA”), the primary legislation for the combating of terrorism financing, was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office and the TSOFA requires information about any property belonging to any terrorist or terrorist entity to be reported to the Commissioner of Police.

Any person that fails to lodge the requisite reports under the CDSA and the TSOFA may be subject to criminal liability.

In addition, financial sanction requirements in relation to individuals and entities designated by the United Nations pursuant to the United Nations Act and applicable regulations such as the United Nations (Sanctions – Iran) Regulations 2019 must also be complied with.

Regulations on bitcoin mining

There is no legislation or prohibition directly applicable to bitcoin mining as an activity. However, profits arising from operations that mine cryptocurrencies in exchange for money are subject to income tax.

Regulations in the PRC

This section summarizes the principal current PRC laws and regulations relevant to the business and operations of our PRC subsidiaries.

This section sets forth a summary of the applicable PRC laws, rules, regulations, government and industry policies and requirements that have a significant impact on the operations and business of our PRC subsidiaries. This summary does not purport to be a complete description of all the laws and regulations, which apply to the business and operations of our PRC subsidiaries. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

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

Patent

Pursuant to the Patent Law of the PRC (《中华人民共和国专利法》), promulgated on March 12, 1984 with the last amendment effective from June 1, 2021, and the Detailed Implementing Rules of the Patent Law of the PRC (《中华人民共和国专利法实施细则》) promulgated on June 15, 2001 with the most recent amendment effective from January 20, 2024, respectively, an inventor or a designer may apply to China National Intellectual Property Administration, or the CNIPA for the grant of an invention patent, an utility model patent or a design patent. According to the Patent Law of the PRC, the right to apply for a patent (a patent application) and of registered patent can be transferred upon completion of registration with CNIPA. The patent right duration is 20 years for invention, 10 years for utility model and 15 years for design, starting from the date of application. A patentee is obligated to pay annual fee beginning with the year in which the patent right is granted. Failure to pay the annual fee may result in a termination of the patent right duration.

Copyright

The Copyright Law of the PRC (《中华人民共和国著作权法》), promulgated on September 7, 1990 with the last amendment promulgated on November 11, 2020 and to be effective on June 1, 2021, protects copyright and explicitly covers computer software copyright. The Regulations on the Computer Software Protection (《计算机软件保护条例》), promulgated on December 20, 2001 and amended on January 30, 2013 and came into force on March 1, 2013, protects the rights and interests of the computer software copyright holders and encourages the development of the software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations are automatically protected immediately after its development, whether published or not. Foreigners or stateless persons having software first published within the territory of the PRC enjoy copyright in accordance with these regulations. Software owned by foreigners or stateless persons are protected in the PRC under these regulations according to an agreement signed between the country to which the foreigner belongs or the habitual residence of its developer and the PRC or according to the international conventions the PRC participated in. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. On February 20, 2002, the National Copyright Administration of the PRC promulgated the Measures for the Registration of Computer Software Copyright (《计算机软件著作权登记办法》), which came into force on the date of promulgation and was last amended on July 1, 2004 and outlines the operational procedures for registration of software copyright, as well as registration of software copyright licenses and transfer contracts. The copyright Protection Center of PRC is mandated as the software registration agency under the regulations.

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

We provide high performance computing solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, we strive to expand into AI fields and provide holistic AI solutions to our customers. Our operating subsidiaries have delivered commercial edge computing AI chips based on Risc-V architecture and self-developed neural-network accelerator with outstanding performance. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve a more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2021, 2022 and 2023, we generated revenue of US$3.4 million, US$32.5 million and US$34.0 million from the Bitcoin mining business, respectively.

Starting from January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollar. The aligning of the reporting currency with the underlying operations will better reflect our business development of recent years and future global strategy. Assets and liabilities of entities with functional currencies other than US$ are translated into US$ using the exchange rate on the balance sheet date. Revenues and expenses of entities with functional currencies other than US$ are translated into US$ at average rates prevailing during the reporting period. Prior periods’ financial information has been recast as if we always used US$ as our reporting currency.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and AI solutions;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales; and
●	Our ability to provide a holistic AI solution to our customers, including AI chips, algorithm development and optimization, hardware module, end-product and software services.

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and AI applications. We, through our operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Moreover, we have established both in-house and external production capabilities to assemble both Bitcoin mining machines and AI chips. We assemble our Bitcoin mining machines at our assembly plant located in the PRC or through our external production resources in Southeast Asia by integrating the ICs designed by us and related components we procure. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and AI fields. In addition, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our Bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. We endeavor to grow our deployed computing power for mining and improve the energized hash rate, with an aim to curate such business to play a more significant role in supplementing our Bitcoin mining machines sales, mitigating our inventory risks and contributing to our financial and operating results.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

●	expected economic returns on Bitcoin mining activities, in particular, fluctuation of the Bitcoin price;
●	acceptance and development of blockchain technology applications, especially Bitcoin;
●	development of AI technology, especially edge computing;
●	the performance and cost of our products;
●	production capacity;
●	investment in research and development; and
●	the regulatory environment.

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

Additionally, fluctuations in Bitcoin price may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first half of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$93.6 million and US$190.2 million in 2022 and 2023, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above its carrying value, our gross profit may also be inflated by such write-down.

Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin

Our current blockchain application is designed for Bitcoin mining. Our revenues derived from sales of Bitcoin mining machines and related parts were US$765.5 million in 2021, US$617.5 million in 2022 and US$175.9 million in 2023. For the years ended December 31, 2021, 2022 and 2023, we generated revenue of US$3.4 million, US$32.5 million and US$34.0 million from the Bitcoin mining business, respectively. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.

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

Production Capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. For example, in 2023, we mainly relied on one third-party foundry partners for our Bitcoin mining machine business, and we cannot guarantee that they will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. In addition, our final test yield is a function of both product design, which is developed by us, and process technology of our third-party foundry partners. If any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry- Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.” As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected.

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

Regulatory Environment

Historically, a significant portion of our Bitcoin mining machines were sold to customers located in China. Because of the adverse changes in the regulatory environment in the PRC, we have expanded into global markets and our revenues generated from sales to customers outside China, such as customers in Southeast Asia, Central Asia, the United States, South America and Africa, represented 34.3% of our total revenues generated from sales of Bitcoin mining machines and related parts in 2023. As such, we need to ensure that we are compliant with the existing and future laws and regulations relating to our business in the various jurisdictions that are material to our business and operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry-We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”

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

Development of AI Technology, Especially Edge Computing

In addition to our Bitcoin mining machines, we have also developed ASICs for AI applications and have continued to make investments in the edge computing area. Revenues derived from the sale of our AI products was US$2.6 million in 2021, US$1.4 million in 2022 and US$1.0 million in 2023. The development of AI technology, especially as it relates to edge computing, and the acceptance of ASICs for AI applications is crucial to our future success in diversifying our product offering.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from sales of Bitcoin mining machines.

The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

		(in millions, except for percentage)
Products revenue	768.1	99.4	618.9	95.0	176.9	83.6
Bitcoin mining machines(1)	765.5	99.1	617.5	94.8	175.9	83.1
AI products	2.6	0.3	1.4	0.2	1.0	0.5
Mining revenue	3.4	0.4	32.5	5.0	34.0	16.1
Other revenues	1.3	0.2	0.1	0.0	0.6	0.3
Total	772.8	100.0	651.5	100.0	211.5	100.0

Notes:

(1)	Substantially all of our bitcoin mining machines products revenue is attributable to sales of Bitcoin mining machines, with the remainder consisting of Bitcoin mining related parts and accessories.

Our revenue is primary affected by the total computing power sold and their average selling price. The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the supply and demand of Bitcoin mining machines, Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines. The Bitcoin price and expected economic returns on Bitcoin mining activities could significantly affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “-Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in the fourth quarter of 2022 reduced the average selling price of Bitcoin mining machines in the same periods. This is typically the case of our A13 series products which were released just before the Bitcoin price drop and, despite its much stronger computing power, had a lower average selling price as compared with our A12 series products in 2022. The following table sets forth the total computing power sold and average selling prices of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year ended December 31,
	2021			2022			2023
		Total			Total			Total
		Computing			Computing			Computing
		Power	ASP per		Power	ASP per		Power	ASP per
	Revenue	Sold	Thash	Revenue	Sold	Thash	Revenue	Sold	Thash
	US$ in	Thash/s	US$	US$ in	Thash/s	US$	US$ in	Thash/s	US$
	millions			millions			millions
A10 series(1)	0.2	102,259	1.5	—	—	—	—	—	—
A11 series(2)	0.4	85,083	5.0	—	—	—	—	—	—
A12 series(3)	761.4	22,154,791	34.4	616.0	15,102,553	40.8	65.0	9,395,024	6.9
A13 series(4)	—	—	—	0.1	6,201	17.3	108.7	10,191,183	10.7
Total	762.0	22,342,133	34.1	616.1	15,108,754	40.8	173.7	19,586,207	8.9

Notes:

(1)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(2)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.
(3)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(4)	Mainly includes our A1326 and A1346 Bitcoin mining machines.

Cost of revenues

Our cost of revenues consists of product costs, including costs of raw materials, costs of contractual manufacturers for production, labor costs, shipping and handling costs, manufacturing and tooling equipment depreciation, warehousing costs as well as inventories write-down, prepayment write-down and provision for inventory purchase commitments and tax surcharges. The following table sets forth a breakdown of our cost of revenues, expressed as an absolute amount and as a percentage of our total cost of revenues, for the years indicated.

	Year ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%

			(in millions, except for percentages)
Product cost	329.2	99.5	366.5	87.0	368.1	81.4
Product cost excluding the impact of write-down	334.5	101.1	278.7	66.2	305.1	67.4
Inventories write-down, prepayment write-down and provision for inventory purchase commitments	7.9	2.4	93.6	22.2	190.2	42.1
Transfer of inventories write-down and prepayment write-down	(13.2)	(4.0)	(5.8)	(1.4)	(127.2)	(28.1)
Mining cost	1.1	0.3	54.5	12.9	81.8	18.1
Direct cost of mining	0.9	0.2	23.6	5.6	28.4	6.3
Depreciation	0.2	0.1	30.9	7.3	53.4	11.8
Other costs	0.7	0.2	0.2	0.0	2.4	0.5
Total cost of revenues	331.0	100.0	421.2	100.0	452.3	100.0

Historically, the relative weight of the components of our product cost remained relatively stable without taking into consideration the inventories write-down, prepayment write-down and provision for inventory purchase commitments. As we employ a fabless model, costs of contract manufacturing and raw materials is the largest component of our product cost. Going forward, as we continue our fabless model, we do not expect any major changes to the relative weight of the components of product cost without taking into consideration the inventories write-down, prepayment write-down and provision for inventory purchase commitments.

We make inventories write-down, prepayment write-down and provision for inventory purchase commitments when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price and changes of market demands. For example, as the Bitcoin price has fluctuated from the second half of 2022 to the first half of 2023, we continued to experience low demand and low prices in the Bitcoin mining machines market. As a result, we recorded inventories write-down, prepayment write-down and provisions for inventory purchase commitments of US$93.6 million and US$190.2 million in 2022 and 2023, respectively. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The following table sets out the average selling cost of our Bitcoin mining machines, excluding the transfer of inventories write-down, expressed in terms of computing power:

	Year ended December 31,
	2021		2022		2023
	Total	Selling	Total	Selling	Total	Selling
	Computing	Cost per	Computing	Cost per	Computing	Cost per
	Power Sold	Thash	Power Sold	Thash	Power Sold	Thash
	Thash/s	US$	Thash/s	US$	Thash/s	US$
A10 series(1)	102,259	24	—	—	—	—
A11 series(2)	85,083	18	—	—	—	—
A12 series(3)	22,154,791	14	15,102,553	14	9,395,024	18
A13 series(4)	—	—	6,201	12	10,191,183	15
Total	22,342,133	14	15,108,754	14	19,586,207	16

Notes:

(1)	Mainly includes our A1047, A1066 and A1066 Pro Bitcoin mining machines.
(2)	Mainly includes our A1146 Pro, A1166 and A1166 Pro Bitcoin mining machines.

(3)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(4)	Mainly includes our A1326 and A1346 Bitcoin mining machines.

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

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. In 2021 and 2022, our gross profit was US$441.8 million and US$230.3 million, respectively. In 2023, our gross loss was US$240.8 million. Because of the increased average selling price of our Bitcoin mining machines driven by the increasing Bitcoin price, our gross profit and gross profit margin both increased in 2021. As the Bitcoin price dropped again in the second half of 2022, we experienced a decrease in demand and average selling price of our Bitcoin mining machines, thereby leading to lower Bitcoin mining machines revenue in 2022 and 2023. Additionally, we recorded an inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$93.6 million in 2022 and US$190.2 million in 2023, respectively, which resulted in the increase in our cost of revenues and therefore lower gross margin in 2022 and gross loss in 2023.

Operating expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Research and development expenses	52.2	6.7	81.8	12.5	64.9	30.7
-Share-based compensation expense included in research and development expenses	16.0	2.1	10.2	1.6	9.1	4.3
Sales and marketing expenses	15.5	2.0	9.4	1.4	8.2	3.9
-Share-based compensation expense included in sales and marketing expenses	1.3	0.2	2.5	0.4	0.2	0.1
General and administrative expenses	91.1	11.8	88.3	13.7	71.2	33.6
-Share-based compensation expense included in general and administrative expenses	59.2	7.6	50.1	7.7	32.5	15.4
Impairment on property, equipment and software	—	—	—	—	21.1	10.0
Impairment on cryptocurrency	—	—	7.9	1.2	4.7	2.2
Total	158.8	20.5	187.4	28.8	170.1	80.4

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

General and administrative expenses. General and administrative expenses consist primarily of salary and welfare for general and administrative personnel (including share-based compensation), rental expenses and depreciation, allowance for doubtful receivables, general office expense, professional service fees and realized gain on asset disposals.

Impairment on property, equipment and software. We review property, equipment and software for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, equipment and software is measured by a comparison of the carrying amount of the property, equipment and software to undiscounted future cash flows expected to be generated by the asset. If such property, equipment and software is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

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

	Year ended December 31
	2021	2022	2023
	US$	US$	US$
		(in millions)
Revenues:
Products revenue	768.1	618.9	176.9
Mining revenue	3.4	32.5	34.0
Other revenues	1.3	0.1	0.6
Total revenues	772.8	651.5	211.5
Products cost	(329.2)	(366.5)	(368.1)
Mining cost	(1.1)	(54.5)	(81.8)
Other costs	(0.7)	(0.2)	(2.4)
Cost of revenues	(331.0)	(421.2)	(452.3)
Gross profit (loss)	441.8	230.3	(240.8)
Operating expenses:
Research and development expenses	(52.2)	(81.8)	(64.9)
Sales and marketing expenses	(15.5)	(9.4)	(8.2)
General and administrative expenses	(91.1)	(88.3)	(71.2)
Impairment on property, equipment and software	—	—	(21.1)
Impairment on cryptocurrency	—	(7.9)	(4.7)
Total operating expenses	(158.8)	(187.4)	(170.1)
Income (loss) from operations:	283.0	42.9	(410.9)
Interest income	1.1	2.4	1.0
Change in fair value of financial instruments	29.5	3.8	(10.9)
Excess of fair value of Serious A Convertible Preferred Shares	—	—	(59.2)
Investment income	0.1	—	—
Foreign exchange gain, net	2.2	35.9	12.3
Other income, net	1.0	3.3	2.2
Income (loss) before income tax expense	316.9	88.3	(465.5)
Income tax (expense) benefit	(7.8)	(18.4)	51.3
Net income (loss)	309.1	69.9	(414.2)
Foreign currency translation adjustment, net of nil tax	5.3	(36.3)	(6.9)
Total comprehensive income/(loss)	314.4	33.6	(421.1)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue. Our revenue decreased by 67.5% to US$211.5 million in 2023 from US$651.5 million in 2022, primarily due to a decrease in the average selling price of our Bitcoin mining machines on a per Thash basis from US$40.8 per Thash in 2022 to US$8.9 per Thash in 2023, which in turn was the result of the soft demand and price drop in computing power in 2023.

Cost of revenues. Our cost of revenues increased by 7.4% to US$452.3 million in 2023 from US$421.2 million in 2022. Such increase was the result of the fact that (i) we recorded US$190.2 million for inventories write-down, prepayment write-down and provision for inventory purchase commitments which increased the cost of revenues in 2023 as well as (ii) the depreciation of mining machines increased from US$30.9 million in 2022 to US$53.4 million in 2023 due to our growing mining machine fleet for the mining business in the full year of 2023.

Gross profit (loss). As a result of the foregoing, we recorded a gross loss of US$240.8 million in 2023, compared to a gross profit of US$230.3 million in 2022.

Operating expenses. Our total operating expenses decreased by 9.2% to US$170.1 million in 2023 from US$187.4 million in 2022.

Research and development expenses. Our research and development expenses decreased by 20.7% to US$64.9 million in 2023 from US$81.8 million in 2022. The decrease was primarily due to reduction in development expenses associated with the new products in 2023. Due to a decrease in our revenue, our research and development expenses as a percentage of our revenues increased from 12.5% in 2022 to 30.7% in 2023.

Selling and marketing expenses. Our selling and marketing expenses decreased by 12.8% to US$8.2 million in 2023 from US$9.4 million in 2022. The decrease was mainly driven by a decrease of US$2.3 million in share-based compensation, partially offset by an increase of US$0.6 million in promotion expenses and an increase of US$0.4 million in staff costs. Due to a decrease in our revenue, our selling and marketing expenses as a percentage of our revenues thereby increased from 1.4% in 2022 to 3.9% in 2023.

General and administrative expenses. Our general and administrative expenses decreased by 19.4% to US$71.2 million in 2023 from US$88.3 million in 2022. The decrease was primarily due to a decrease of US$17.6 million in share-based compensation due to the declined share incentive grants and fully vested restricted share units and an increase of US$10.5 million in disposal gain of property, equipment and soft and cryptocurrency, partially offset by an increase of US$8.5 million in staff costs due to one-off expenditure for organization optimization and an increase of US$1.1 million in office expense due to our global business expansion. Due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased from 13.7% in 2022 to 33.6% in 2023.

Impairment on property, equipment and software. Our impairment on property, equipment and software increased to US$21.1 million in 2023 from nil in 2022, due to the carrying value exceeding the fair value of the mining equipment.

Impairment on cryptocurrency. Our impairment on cryptocurrency decreased to US$4.7 million in 2023 from US$7.9 million in 2022, due to the Bitcoin price recovery since the second half of 2023. As of December 31, 2023, we held 1,078.5 bitcoins consisted of 909.2 bitcoins owned by us and 169.3 bitcoins received as customer deposits, with the fair value of US$42.4 thousands.

Interest income. Our interest income decreased by 58.3% to US$1.0 million in 2023 from US$2.4 million in 2022, primarily due to a decrease of deposit principal and a reduction of interest rate.

Change in fair value of financial instruments. Our change in fair value of financial instruments incurred a loss of US$10.9 million in 2023, compared to a gain of US$3.8 million in 2022, due to a fair value change in the preferred shares financing issued in 2023.

Excess of fair value of Series A Convertible Preferred Shares. Our excess of fair value of Series A Convertible Preferred Shares incurred US$59.2 million in 2023, compared to nil in 2022, due to the fair value of the preferred shares financing exceeding the proceeds.

Foreign exchange gain. Our foreign exchange gain decreased by 65.7% to US$12.3 million in 2023 from US$35.9 million in 2022, as a result of the impact of currency fluctuation on our non-US$ denominated assets and liabilities.

Other income, net. Our net other income was US$2.2 million in 2023 and US$3.3 million in 2022, both of which were primarily from government grants.

Income (loss) before income tax expense. We recorded a loss before income tax expenses of US$465.5 million in 2023, while we recorded an income before income tax expenses of US$88.3 million in 2022.

Income tax expense (benefit). Our income tax benefits were US$51.3 million in 2023, compared to income tax expense of US$18.4 million in 2022.

Net income (loss). As a result of the foregoing, we recorded a net loss of US$414.2 million in 2023, compared to a net income of US$69.9 million in 2022.

Foreign currency translation adjustment, net of nil tax. We recorded US$6.9 million and US$36.3 million of negative foreign currency translation adjustment, net of nil tax in 2023 and 2022, respectively, primarily due to the fluctuation of exchange rates.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Our revenue decreased by 15.7% to US$651.5 million in 2022 from US$772.8 million in 2021, primarily due to a decrease in the sales volume of our Bitcoin mining machines in terms of computing power from 22.3 million Thash/s in 2021 to 15.1 million Thash/s in 2022, which in turn was the result of the Bitcoin price drop in 2022.

Cost of revenues. Our cost of revenues increased by 27.3% to US$421.2 million in 2022 from US$331.0 million in 2021. Such increase was the result of the fact that (i) we recorded US$93.6 million for inventories write-down, prepayment write-down and provision for inventory purchase commitments which increased the cost of revenues in 2022 as well as (ii) the depreciation of mining machines increased from US$0.2 million in 2021 to US$30.9 million in 2022 due to our growing mining machine fleet for the mining business in the full year of 2022.

Gross profit. As a result of the foregoing, our gross profit decreased to US$230.3 million in 2022 from US$441.8 million in 2021. Our gross margin was 35.3% in 2022.

Operating expenses. Our total operating expenses increased by 18.0% to US$187.4 million in 2022 from US$158.8 million in 2021.

Research and development expenses. Our research and development expenses increased by 56.7% to US$81.8 million in 2022 from US$52.2 million in 2021. The increase was primarily due to an increase of US$25.2 million in staff cost primarily due to an increase in the number of our research and development employees and an increase of US$14.3 million one-off incremental development expenses for our A13 series products, partially offset by a decrease of US$5.7 million in share-based compensation. As a result of the foregoing, our research and development expenses as a percentage of our revenues increased from 6.7% in 2021 to 12.5% in 2022.

Selling and marketing expenses. Our selling and marketing expenses decreased by 39.4% to US$9.4 million in 2022 from US$15.5 million in 2021. The decrease was mainly driven by a decrease of US$8.3 million in staff costs due to the declined sales performance, partially offset by an increase of US$1.2 million in share-based compensation. Our selling and marketing expenses as a percentage of our revenues thereby decreased from 2.0% in 2021 to 1.4% in 2022.

General and administrative expenses. Our general and administrative expenses decreased by 3.1% to US$88.3 million in 2022 from US$91.1 million in 2021. The decrease was primarily due to a decrease of US$9.1 million in share-based compensation due to the declined share incentive grants, partially offset by an increase of US$2.4 million in staff cost primarily due to talent structure optimization and an increase of US$2.3 million in professional service fees primarily incurred for the expansion of our business globally. However, due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased from 11.8% in 2021 to 13.7% in 2022.

Impairment on cryptocurrency. Our impairment on cryptocurrency increased to US$7.9 million in 2022 from nil in 2021, due to the Bitcoin price dropped in the second half of 2022. As of December 31, 2022, we held approximately 757 bitcoins, with the fair value of a single bitcoin of approximately US$16.6 thousands.

Interest income. Our interest income increased by 118.2% to US$2.4 million in 2022 from US$1.1 million in 2021, primarily due to the increased interest rates of bank deposits.

Change in fair value of financial instruments. Our change in fair value of financial instruments incurred US$3.8 million in 2022, compared to US$29.5 million in 2021, due to the fair value change in warrants issued in May 2021 and repurchased in June 2022.

Foreign exchange gain. Our foreign exchange gain increased by 1,460.9% to US$35.9 million in 2022 from US$2.3 million in 2021, as a result of the U.S. dollar appreciation against the Renminbi in 2022.

Other income, net. Our net other income was US$3.3 million in 2022 and US$1.0 million in 2021, both of which were primarily from government grants.

Income before income tax expenses. We recorded income before income tax expenses of US$88.3 million in 2022 and US$316.9 million in 2021.

Income tax expense. Our income tax expense was US$18.4 million in 2022, and our effective tax rate increased from 2.4% in 2021 to 20.3% in 2022 due to the decreased tax loss carry-forwards utilized in 2022.

Net income. As a result of the foregoing, we recorded a net income of US$69.9 million in 2022, compared to US$309.1 million in 2021.

Foreign currency translation adjustment, net of nil tax. We recorded US$36.3 million of negative foreign currency translation adjustment, net of nil tax in 2022, while we recorded US$5.3 million of positive foreign currency translation adjustment, net of nil tax, in 2021, primarily due to the fluctuation of exchange rates.

B.	Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and fund raising from the capital market, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023, we had aggregate cash and cash equivalents of US$96.2 million.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Summary of Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2021	2022	2023
	US$	US$	US$
		(in millions)
Net cash provided by (used in) operating activities	202.3	(182.6)	(123.6)
Net cash provided by (used in) investing activities	0.8	(8.1)	39.6
Net cash provided by (used in) financing activities	139.2	(56.2)	90.0
Net increase/(decrease) in cash and cash equivalents, restricted cash	342.3	(246.9)	6.0
Effect of exchange rate changes on cash and cash equivalents, restricted cash	25.4	(80.0)	(11.4)
Cash and cash equivalents, restricted cash at the beginning of year	60.7	428.5	101.6
Cash and cash equivalents, restricted cash at the end of year	428.5	101.6	96.2

Operating Activities

Net cash used in operating activities in 2023 was US$123.6 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of US$414.2 million were a US$190.2 million in inventories write-down, prepayment write-down and provisions for inventory purchase commitments, a US$122.5 million decrease in prepayments and other current assets and a US$59.2 million in excess of fair value of Series A Convertible Preferred Shares, partially offset by a US$123.7 million increase in inventories.

Net cash used in operating activities in 2022 was US$182.6 million. The principal items accounting for the difference between our net cash used in operating activities and our net income of US$69.9 million were a US$232.2 million increase in inventories and a US$198.7 million decrease in contract liabilities, partially offset by US$69.5 million in inventories write-down and US$63.0 million in share-based compensation expense.

Net cash provided by operating activities in 2021 was US$202.3 million. The principal items accounting for the difference between our net cash provided by operating activities and our net income of US$309.1 million were a US$188.9 million increase in prepayments and other current assets and a US$116.2 million increase in inventories, partially offset by a US$132.4 million increase in contract liability and a US$76.5 million in share-based compensation expense.

Investing Activities

Net cash provided by investing activities was US$39.6 million in 2023, which was primarily attributable to proceeds from disposal of cryptocurrency of US$40.6 million, partially offset by purchase of property, equipment and software of US$3.3 million.

Net cash used in investing activities was US$8.1 million in 2022, which was primarily attributable to purchase of property, equipment and software of US$17.7 million, partially offset by proceeds from disposal of cryptocurrency of US$9.6 million.

Net cash provided by investing activities was US$0.8 million in 2021, which was primarily attributable to proceeds from the disposal of short-term investments of US$9.6 million, partially offset by purchase of property, equipment and software of US$5.6 million and payment for non-current financial investments of US$3.1 million.

Financing Activities

Net cash provided by financing activities was US$90.0 million in 2023, which was attributable to the proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements of US$65.4 million and the proceeds from issuance of Series A Convertible Preferred Shares, net of issuance costs, of US$24.6 million.

Net cash used in financing activities was US$56.2 million in 2022, which was attributable to the payment for repurchase of ordinary shares of US$37.4 million, repurchase for tax withholdings on vesting of restricted share units of US$22.6 million and repurchase of warrants of US$6.6 million, partially offset by proceeds from resale of treasury stock of US$10.4 million.

Net cash provided by financing activities was US$139.2 million in 2021, which was attributable to the proceeds from issuance of ordinary shares and warrants of US$158.6 million, partially offset by the payment for repurchase of ordinary shares of US$16.1 million.

Capital Expenditures

We made capital expenditures of US$5.6 million, US$17.7 million and US$3.3 million in 2021, 2022 and 2023, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software and other long-term assets. We will continue to make capital expenditures to meet the expected growth of our business.

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

In respect of the Singapore subsidiaries, dividends may not be paid unless there are profits available for that purpose. While interim dividends may be declared and/or paid at any time during the relevant financial year before the audited accounts are available, they are by nature wholly provisional and are based on anticipated profits to be disclosed in the final accounts.

For us to remit cash to our PRC subsidiaries, including the net proceeds from any offering of securities outside of China, we may do so through equity investments into our PRC subsidiaries or provision of shareholders’ loan to our PRC subsidiaries. We may also establish new operating subsidiaries in the PRC. The maximum amount of equity investment the Company can make into its PRC subsidiaries is not subject to any limitations, while the maximum amount of shareholder loans the Company’s PRC subsidiaries can incur is determined by the difference between its registered capital and total investment amount. The table below sets forth the amount of cash remitted to our PRC subsidiaries through our Hong Kong subsidiary in 2021, 2022 and 2023:

Year	Method	Amount
2021	Shareholder loan	RMB294.3 million
2022	N/A	Nil
2023	N/A	Nil

Inflation

We incur some of our revenues and expenses in other currencies, including Renminbi, Singaporean Dollars, Kazakhstani Tenge, Malaysian Ringgit, Thai Baht, Euro, Canadian Dollars and Dirham among other currencies. Our consolidated financial statements are presented in U.S. Dollar. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business will exceed the rate of devaluation of such countries’ currencies in relation to the U.S. Dollar or that the timing of any such devaluation will lag behind inflation in such countries. Although we have not been materially affected by inflation in the past, we may be adversely affected in the future by inflationary pressures.

C.	Research and Development, Patents and Licenses, etc.

Technology and Product Offering Development

See “Item 4. Information on the Company—B. Business Overview.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our products and sales by the end of 2023. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Valuation of Inventories and Prepayments and Provision for Reserve on Inventory Purchase Commitments

Inventories, consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost and net realizable value. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and market promotions. We also record a write-down for the prepayment to third-party suppliers for foundry services when we believe that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. In 2023, we entered into several contracts to purchase foundry service in 2024. These contracts represent firm purchase commitments which are evaluated for potential losses. We assessed the loss contingency for firm purchase commitments taking into account the estimated selling price of mining equipment products. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value.

For purposes of our valuation analysis of inventories write-down, prepayments write-down and provision for inventory purchase commitments, we develop estimated selling price of mining equipment based on the most recent subsequent selling price. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of the estimates. We recorded inventory write-down, prepayment write-down and provision for inventory purchase commitments of US$7.9 million, US$93.6 million and US$190.2 million in 2021, 2022 and 2023, respectively, as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Name	Age	Position/Title
Nangeng Zhang	41	Chairman of the Board and Chief Executive Officer
James Jin Cheng	45	Chief Financial Officer
Wenjun Zhang	58	Independent Director
Hongchao Du	56	Independent Director
Zhitang Shu	57	Independent Director
Yaping Zhang	49	Independent Director
Lu Meng	41	Secretary to the Board

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

James Jin Cheng has served as our chief financial officer since August 2021. Mr. Cheng has more than 20 years of experience in financial planning and management. Prior to joining Canaan, Mr. Cheng spent almost 6 years at Zhaopin.com, a career platform in China formerly listed on the NYSE, as a Vice President. From September 2013 to September 2015, Mr. Cheng served as the Director of Finance for Lenovo China and Asia Pacific Division. From February 2005 to August 2013, Mr. Cheng held several managerial roles at Nokia China, such as senior sales finance controller. From March 2003 to January 2005, Mr. Cheng worked as a demand planning manager at Effem Foods Beijing, a company of Mars. Mr. Cheng holds a bachelor’s degree in accounting from Shanghai Jiao Tong University, a MBA degree from the Bi-MBA program at Peking University, and a Master of Science in Global Finance degree from Fordham University in New York. Mr. Cheng is also a fellow member of the Chartered Institute of Management Accountants (CIMA) since 2016 and a fellow member of the Institute of Public Accountants (IPA) since 2019. Mr. Cheng has been admitted as an international affiliate of Hong Kong Institute of Certified Public Accountants since February 2024. Mr. Cheng brings strong financial and accounting skills to the Company’s board of directors.

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

In 2023, we and our subsidiaries paid an aggregate of US$3.42 million in cash to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

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

Amended and Restated 2018 Share Incentive Plan

In April 2021, our board of directors approved an amendment to the 2018 Share Incentive Plan, or the Amended and Restated 2018 Share Incentive Plan. Pursuant to the Amended and Restated 2018 Share Incentive Plan, in April 2021 and on every January 1 thereafter during which the 2018 Share Incentive Plan remains in effect, the maximum aggregate number of Class A Ordinary Shares which may be subject to awards under the 2018 Share Incentive Plan will be automatically increased by 15.0% of the total number of ordinary Shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated ordinary Shares which may be issuable under the 2018 Share Incentive Plan account for less than 3% of the then total issued and outstanding ordinary Shares. In May and September 2021, our board of directors approved an increase by 94,927,065 ordinary shares and 63,774,885 ordinary shares, representing 4.0% and 2.7% of total issued and outstanding shares at the end of 2021 pursuant to the Amended and Restated 2018 Share Incentive Plan, respectively. As of December 31, 2023, 401,503,065 restricted share units and 144,000,000 share options have been granted under the Amended and Restated 2018 Share Incentive Plan, 158,701,950 restricted share units have vested and 54,682,335 restricted share units have been cancelled due to departing employees.

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

Board Diversity Matrix (As of April 17, 2024)
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

The total number of 3,772,078,667 ordinary shares outstanding as of December 31, 2023 comprises 3,460,454,223 Class A ordinary shares and 311,624,444 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			% of total
			ordinary
			shares on an
	Number of Class A	Number of Class B	as-converted	% of voting
	ordinary shares	ordinary shares	basis	power†
Directors and Executive Officers:*
Nangeng Zhang(1)	67,477,845	311,624,444	10.1	58.3
James Jin Cheng	**	—	**	**
Lu Meng	**	—	**	**
Wenjun Zhang	—	—	—	—
Hongchao Du	—	—	—	—
Zhitang Shu	—	—	—	—
Yaping Zhang	—	—	—	—
Directors and Executive Officers as a Group	68,222,511	311,624,444	10.1	58.3
Principal Shareholders:
Flueqel Ltd.(2)	—	311,624,444	8.3	57.5
Streeterville Capital LLC(3)	263,286,183	—	7.0	3.2

Notes:

*	The business address for our directors and executive officers is 28 Ayer Rajah Crescent #06-08, S139959, Singapore.
**	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) a number of Class A ordinary shares that Nangeng Zhang has the right to acquire upon exercise of the options within 60 days pursuant to the terms relating to the restricted share units granted to him under the Amended and Restated 2018 Share Incentive Plan, and (ii) 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Flueqel Ltd. is further described in footnote 2 below.
(2)	Represents 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. The registered address of Flueqel Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents 263,286,183 Class A ordinary shares directly held by Streeterville Capital LLC as reported in the Schedule 13G filed by Streeterville Capital LLC with the SEC on December 20, 2023. Streeterville Capital LLC is a Utah limited liability company. The principal business office address of Streeterville Capital LLC is 303 E Wacker Drive, Suite 1040, Chicago, IL 60601.

To our knowledge and based on our review of our register of members as of December 31, 2023, 3,342,884,115 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On June 23, 2022, we entered into agreements with certain warrant holders to repurchase over 4.72 million outstanding warrants (“Warrants”) of the Company for an aggregate purchase price of approximately US$6.61 million. The Warrants were issued by us in May 2021 pursuant to (i) certain Securities Purchase Agreement between the Company and the purchasers party thereto, dated April 29, 2021, and (ii) certain placement agent agreement between the Company and the placement agents thereto, dated April 29, 2021. The transaction closed on in 2022.

On November 10, 2023, we entered into an at the market offering agreement (as amended on November 27, 2023 and may be further amended, supplemented or otherwise modified from time to time, the “New ATM Agreement”) with B. Riley Securities, Inc. (“B. Riley”), pursuant to which we may offer and sell, from time to time, through B. Riley, ADSs, each representing 15 Class A ordinary shares, par value of $0.00000005 per share. We have no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the ATM Offering Agreement.

On November 27, 2023, we entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which we shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the price of US$1,000.00 for each Preferred Share. On December 11, 2023, we closed the first tranche of the preferred shares financing (the “First Tranche Preferred Shares Financing”) and is obligated to issue the second tranche of the preferred shares financing, raising total net proceeds of approximately US$24.6 million. Pursuant to the First Tranche Preferred Shares Financing, we issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share. In connection with the issuance of the Preferred Shares, we caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the “First Tranche Pre-delivery Shares”), each representing 15 Class A ordinary shares of us, at the price of US$0.00000075 for each ADS. On January 22, 2024, we closed the second tranches of the preferred shares financing (the “Second Tranche Preferred Shares Financing”), raising total net proceeds of approximately US$49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, we issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an addition 2,800,000 ADSs collectively as pre-delivery shares (together with the First Tranche Pre-delivery Shares, the “Pre-delivery Shares”), each representing 15 Class A ordinary shares of us, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to us at the end of the arrangement and we shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares is considered a form of stock borrowing facility and was accounted as share lending arrangement. The closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between us and the Buyer. Neither we are obliged to sell nor the Buyer is obliged to purchase for the Third Tranche.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If the United States Holder is a partner of a partnership holding the ADSs or ordinary shares, such United States Holder should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to United States Holders and does not address the Medicare tax on net investment income, any tax consequences arising in respect of the Foreign Account Tax Compliance Act, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. United States Holders should consult their tax advisors concerning the particular United States federal tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

A United States Holder of our ADSs, for United States federal income tax purposes, should generally be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally are not expected to be subject to United States federal income tax. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds the United States Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, United States Holders should expect that any distribution paid will generally be treated as a dividend for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a “qualified foreign corporation” may qualify for reduced rates of taxation applicable to “qualified dividend income”. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be treated as a “qualified foreign corporation” (a) with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States or (b) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program.

Under a published IRS Notice, ordinary shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as our ADSs are. Thus, we believe, but cannot guarantee, that dividends we pay on the ADSs will meet the conditions required for these reduced tax rates. Since our ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation, subject to applicable limitations. See “—People’s Republic of China Taxation” for further information on the Enterprise Income Tax Law.

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

Subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against a United States Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules.

Each United States Holder should consult its tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F, and the availability of any foreign tax credit.

Passive Foreign Investment Company

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2023, although there can be no assurance in this regard. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

In general, we will be a PFIC for any taxable year if, after applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and cash equivalents, securities held for investment purposes and certain other similar assets are generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we generally will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares and absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such United States Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a United States Holder’s holding period in our ADSs or ordinary shares. Under these special tax rules:

●	the excess distribution and/or recognized gain will be allocated ratably over a United States Holder’s holding period for the ADSs or ordinary shares,
●	the amount of the excess distribution and/or recognized gain allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount of the excess distribution and/or recognized gain allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations in the United States, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Deemed Sale Election

If we are a PFIC for any taxable year in which a United States Holder holds the ADSs or ordinary shares (unless such United States Holder makes a valid mark-to-market election as discussed below), such United States Holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such United States Holder holds the ADSs or ordinary shares (even if we cease to be a PFIC in such subsequent years). However, if we cease to be a PFIC, a United States Holder can avoid the continuing impact of the PFIC rules by making a “deemed sale” election to recognize gain as if such United States Holder’s ADSs or ordinary shares had been sold for their fair market value on the last day of the last taxable year during which we were a PFIC and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the United States Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. United States Holders are urged to consult their tax advisors about a deemed sale election.

Mark-to-Market Election

As an alternative to the foregoing rules, a United States Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. Our ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Our ADSs are currently listed on the Nasdaq Global Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Only the ADSs and not the ordinary shares are listed on the Nasdaq Global Market. Consequently, if a United States Holder is a holder of our ordinary shares that are not represented by our ADSs, such United States Holder generally will not be eligible to make a mark-to-market election.

If a United States Holder makes an effective mark-to-market election, for each taxable year that we are a PFIC, such United States Holder will include as ordinary income the excess of the fair market value of the ADSs held at the end of the taxable year over such United States Holder’s adjusted tax basis in the ADSs. A United States Holder will be entitled to deduct as an ordinary loss in each such taxable year the excess, if any, of its adjusted tax basis in the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If a United States Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. If a United States Holder makes a valid mark-to-market election and we cease to be a PFIC, the United States Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC. United States Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in light of such United States Holder’s particular circumstances.

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

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a United States Holder, such United States Holder will generally be required to file IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain United States Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. United States Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Sale, Exchange or Other Taxable Disposition of our ADSs or Ordinary Shares

For United States federal income tax purposes, a United States Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and the United States Holder’s tax basis in the ADSs or ordinary shares. Subject to the discussion under “-Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such United States Holder has held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) generally are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if a United States Holder is eligible for the benefits of the Treaty, such United States Holder may elect to treat such gain as PRC source gain under the Treaty for foreign tax credit purposes, subject to certain limitations. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. United States Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or our ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or our ordinary shares that are paid to a United States Holder within the United States (and in certain cases, outside the United States), unless a United States Holder is an exempt recipient. A backup withholding tax may apply to such payments if a United States Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Specified Foreign Financial Assets

United States Holders who are individuals and certain domestic entities generally will be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000. This law also imposes penalties if a United States Holder is required to submit such information to the IRS and fails to do so. United States Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of our ADSs or ordinary shares.

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of our ADSs or ordinary shares.

The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs or ordinary shares, taking into account their own particular circumstances. The statements below are based upon the assumption that the company is not a tax resident in Singapore for Singapore income tax purposes and the company (including its subsidiaries) do not own any Singapore residential properties. It is emphasized that neither the company, our counsels, nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or ordinary shares.

Income Taxation Under Singapore Law

Under the Singapore Income Tax Act, a company is tax resident in Singapore if the control and management of its business is exercised in Singapore. The Inland Revenue Authority of Singapore (“IRAS”) has provided guidance that “control and management” refers to the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Usually, the location of the company’s Board of Director’s meetings where strategic decisions are made determines where the control and management is exercised.

Where the company is established outside Singapore, and the control and management of its business is exercised outside Singapore, it would not be a Singapore tax resident for Singapore income tax purposes. The statements below are based on the assumption that Canaan Inc. is not tax resident in Singapore for Singapore income tax purposes.

Dividends with Respect to our ADSs or ordinary shares

On the basis that Canaan Inc. is not tax resident in Singapore for Singapore income tax purposes, dividends paid by Canaan Inc. on our ADSs or ordinary shares should generally be considered as sourced outside Singapore (unless our ADSs or ordinary shares are held as part of a trade or business carried out in Singapore, in which case the holders of our ADSs or our ordinary shares may be taxed on the dividends as they are derived).

Foreign-sourced dividends received or deemed received in Singapore by an individual not resident in Singapore would be exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives such foreign-sourced income in Singapore (except where such income is received through a partnership in Singapore).

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore.

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since Canaan Inc. is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors should generally be subject to Singapore income tax at the prevailing rate of 17%, unless the prescribed conditions for the exemption under section 13(12) of the Income Tax Act are met. Our corporate shareholders should consult their own accounting and tax advisers regarding the Singapore income tax consequences governing the receipt and taxability of foreign-sourced dividends in Singapore.

Capital Gains upon Disposition of our ADSs or ordinary shares

Under current Singapore tax laws, there is no tax on capital gains (save for gains on the disposal of foreign assets – see discussion on the new Section 10L under the Income Tax Act below). There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ADSs or ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit by sale at the time of acquisition of our ADSs or ordinary shares.

Subject to specified exceptions, under Singapore tax laws, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between 1 June 2012 and 31 December 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. The safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109 — Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our ADSs or ordinary shares has been made. Corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of our ADSs or ordinary shares arising from the adoption of FRS 39 or FRS 109.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their ADSs or ordinary shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or ordinary shares is performed outside of Singapore. Under section 10L of the Singapore Income Tax Act, gains from the sale or disposal by an entity of a relevant group (hereinafter referred to as a “seller entity”) of any movable or immovable property situated outside Singapore at the time of such sale or disposal (hereinafter referred to as a “foreign asset”), and received in Singapore from outside Singapore on or after 1 January 2024 will be treated as income chargeable to income tax under specific circumstances including where such gains are derived by a seller entity without adequate economic substance in Singapore. A foreign asset includes any shares issued by a company which is incorporated outside Singapore. Our ADSs or ordinary shares should be regarded as a “foreign asset” under section 10L. A seller entity which may be subject to the new section 10L should consult their own tax advisers regarding the Singapore tax consequences of the sale or disposal of the ADSs or ordinary shares arising from the introduction of section 10L.

Goods and Services Tax

Issuance and transfer of the ADSs or ordinary shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e. charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our ADSs or ordinary shares. The subsequent disposal of the ADSs or ordinary shares by investors is similarly exempt from GST or zero-rated, as the case may be. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ADSs or our ordinary shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of the ADSs or ordinary shares will be subject to GST at the prevailing standard-rate (currently at 9.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e. charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.

Stamp Duty

No stamp duty is payable on the subscription and issuance of our ADSs or our ordinary shares. As Canaan Inc. is incorporated in the Cayman Islands, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our ADSs or our ordinary shares unless Canaan Inc. maintains a stock register kept in Singapore. This position would remain as long as Canaan Inc. is not considered a residential property-holding entity.

Tax Treaties regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

A significant portion of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and our Hong Kong subsidiary is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. We used Renminbi as our reporting currency. Starting from January 1, 2023, we changed our reporting currency from Renminbi to U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the applicable rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

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

Payments by Depositary

In 2023, we received total payments of approximately US$520 thousand from The Bank of New York Mellon, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program-related expenses, after deduction of applicable U.S. taxes.

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

For the period from November 20, 2019 to December 31, 2023, we fully applied these net proceeds as follows:

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2023.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020.

The chart below sets forth the amount billed and accrued for KPMG Huazhen LLP and PricewaterhouseCoopers Zhong Tian LLP for services performed in 2022 and 2023, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	For the Years Ended December 31,
	2022	2023

	(In thousands of US$)
Audit Fees(1)
PricewaterhouseCoopers Zhong Tian LLP	160	—
KPMG Huazhen LLP(2)	2,009	1,803
Audit-Related Fees(3)	143	—
Tax Fees(4)	49	19
Total	2,361	1,822
(1)	“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	On September 9, 2021, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm, and engaged KPMG Huazhen LLP as our independent registered public accounting firm, effective on September 13, 2021.
(3)	“Audit-Related Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant reasonably related to the performance of the audit or review of our financial statements and are not included under Audit Fees.
(4)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from September 22, 2020 to March 31, 2024:

					Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number			as Part of Publicly	Yet Be Purchased
	of ADSs	Average Price		Announced Plans	Under the
Period	Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
September 8, 2020 through September 21, 2020	—		—	—	US$	10.0 million
September 22, 2020 through September 30, 2020	99,983	US$	1.9382	99,983	US$	9.8 million
October 2020	1,059,960	US$	1.9506	1,159,943	US$	7.7 million
November 2020 through March 31, 2021	560,003	US$	2.3369	1,719,946	US$	6.4 million
March 31, 2021 through September 30, 2021	875,868	US$	7.3322	2,595,814	US$	20.0 million
September 30, 2021 through March 31, 2022	3,578,877	US$	5.5864	6,174,691	US$	100.0 million
March 31, 2022 through September 30, 2022	4,679,620	US$	3.5451	10,854,311	US$	83.4 million
September 30, 2022 through March 31, 2024	3,485,515	US$	3.0068	14,339,826	US$	72.9 million
Total	14,339,826	US$	3.9788	14,339,826	US$	72.9 million
(1)	Each of our ADSs represents 15 Class A ordinary shares.

(2)	We announced a share repurchase program approved by our board of directors on September 8, 2020, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. In addition, we announced a new share repurchase program approved by our board of directors on September 20, 2021, under which we may repurchase up to US$20 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. On March 16, 2022, we announced another share repurchase program approved by our board of directors, under which we may repurchase up to US$100 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twenty-four months. The repurchases have been through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions. As of the date of this annual report, our repurchase under the abovementioned share repurchase programs has come to an end.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment processes to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a cybersecurity threat defense system and processes to address both internal and external threats. This system covers all aspects and levels of our security framework and is designed to identify, analyze and respond to cybersecurity threats. We strive to continuously assess, identify and manage cybersecurity risks and protect information assets internally and with outside vendors. We maintain an incident response program, business continuity plan and disaster recovery plan. Our cybersecurity team continuously monitors the status of our systems, infrastructure and processes to enable us to respond quickly to potential problems, including potential cybersecurity threats.]

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see “Item 3. Key Information—D. Risk Factors” of this annual report on Form 20-F.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. Our cybersecurity team, whose members hold relevant certifications, including CISSP, CISM, and CDPSE, is primarily responsible for assessing and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our board is informed about our prevention, detection, mitigation, and remediation processes for cybersecurity incidents, and, should they arise, any material cybersecurity incidents.

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

*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Commerce & Finance Law Offices
*15.2	Consent of KPMG Huazhen LLP
*97.1	Clawback Policy of the Registrant
*101.INS	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*101.SCH	Inline XBRL Taxonomy Extension Schema Document
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canaan Inc.

	By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer

Date: April 17, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Canaan Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Canaan Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Reporting Currency

As described in note 2(d) to the consolidated financial statements, the Company has elected to change its reporting currency from Chinese Renminbi to United States Dollars on January 1, 2023.

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

Beijing, China

April 17, 2024

CANAAN INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2022	2023
		US$	US$
ASSETS
Current assets:
Cash	2(g)	101,551	96,154
Accounts receivable, net		—	2,997
Inventories	4	211,640	142,287
Prepayments and other current assets	5	242,523	122,242
Total current assets		555,714	363,680
Non-current assets:
Cryptocurrency	6	12,531	28,342
Property, equipment and software, net	7	85,350	29,466
Operating lease right-of-use assets	8	4,250	1,690
Deferred tax assets	15	21,740	66,809
Other non-current assets	5	2,504	486
Non-current financial investment		2,872	2,824
Total non-current assets		129,247	129,617
Total assets		684,961	493,297
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		16,703	6,245
Contract liabilities	2(n)	662	19,614
Income tax payable		7,228	3,534
Accrued liabilities and other current liabilities	9	48,349	64,240
Operating lease liabilities, current	8	2,314	1,216
Preferred shares forward contract liability	12	—	40,344
Total current liabilities		75,256	135,193
Non-current liabilities:
Operating lease liabilities, non-current	8	1,441	210
Other non-current liabilities	9	598	9,707
Total liabilities		77,295	145,110
Contingencies (Note 17)		—	—

CANAAN INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2022	2023
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 and 999,999,875,000 shares authorized; 2,804,138,492 and 3,772,078,667 shares issued, 2,496,001,757 and 3,514,973,327 shares outstanding as of December 31, 2022 and 2023, respectively)	11	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 308,136,735 and 257,105,340 shares as of December 31, 2022 and 2023, respectively)	13	(57,055)	(57,055)
Additional paid-in capital		492,220	653,860
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(36,913)	(43,879)
Retained earnings (accumulated deficit)		194,522	(219,631)
Total shareholders’ equity		607,666	348,187
Total liabilities and shareholders’ equity		684,961	493,297

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2021	2022	2023
		US$	US$	US$
Revenues
Products revenue		768,142	618,890	176,898
Mining revenue		3,361	32,530	33,957
Other revenues		1,259	106	622
Total revenues		772,762	651,526	211,477
Cost of revenues
Product cost		(329,238)	(366,474)	(368,116)
Mining cost		(1,128)	(54,542)	(81,833)
Other cost		(639)	(223)	(2,308)
Total cost of revenues		(331,005)	(421,239)	(452,257)
Gross profit (loss)		441,757	230,287	(240,780)
Operating expenses:
Research and development expenses		(52,172)	(81,755)	(64,845)
Sales and marketing expenses		(15,553)	(9,413)	(8,175)
General and administrative expenses		(91,058)	(88,302)	(71,249)
Impairment on property, equipment and software	7	—	—	(21,126)
Impairment on cryptocurrency	2(j), 6	—	(7,880)	(4,706)
Total operating expenses		(158,783)	(187,350)	(170,101)
Income (loss) from operations		282,974	42,937	(410,881)
Interest income		1,133	2,372	956
Change in fair value of financial instruments	10, 12	29,471	3,795	(10,918)
Excess of fair value of Series A Convertible Preferred Shares	12	—	—	(59,199)
Investment income		44	—	—
Foreign exchange gains, net		2,236	35,935	12,309
Other income, net		993	3,295	2,240
Income (loss) before income tax expense		316,851	88,334	(465,493)
Income tax (expense) benefit	15	(7,765)	(18,450)	51,340
Net income (loss)		309,086	69,884	(414,153)
Foreign currency translation adjustment, net of nil tax		5,276	(36,267)	(6,966)
Total comprehensive income (loss)		314,362	33,617	(421,119)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	16	2,521,667,815	2,560,106,403	2,579,202,596
— Diluted	16	2,576,157,247	2,577,892,069	2,579,202,596
Net earnings (loss) per Class A and Class B ordinary share (cent per share)
— Basic	16	12.26	2.73	(16.06)
— Diluted	16	12.00	2.71	(16.06)
Share-based compensation expenses were included in:
Cost of revenues		42	154	207
Research and development expenses		15,961	10,251	9,098
Sales and marketing expenses		1,261	2,464	234
General and administrative expenses		59,233	50,146	32,535

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2021, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Ordinary							Accumulated	Retained
		shares		Subscription	Treasury stocks		Additional		other	earnings	Total
		Number of		receivables from	Number of		paid-in	Statutory	comprehensive	(accumulated	shareholders’
	Note	Shares	Amount	shareholders	Shares	Amount	capital	reserves	loss	deficit)	equity
Balance as of January 1, 2021		2,328,326,132	—	—	43,896,090	(3,570)	235,007	14,106	(5,922)	(173,326)	66,295
Share Repurchase	13	(34,683,225)	—	—	34,683,225	(16,106)	—	—	—	—	(16,106)
Repurchase of vested employee restricted share units for tax withholding	13	(33,255,495)	—	—	33,255,495	(23,353)	—	—	—	—	(23,353)
Resale of vested employee restricted share units for tax withholding	13	13,043,895	—	—	(13,043,895)	7,264	—	—	—	(178)	7,086
Share-based compensation expense	14	—	—	—	—	—	76,497	—	—	—	76,497
Vesting of restricted share units	13	101,574,270	—	—	(101,574,270)	—	13	—	—	—	13
New issuance of ordinary shares and warrants	11	202,380,975	—	—	70,833,345	—	117,688	—	—	—	117,688
Issuance of ordinary shares as a reserve for share-based compensation awards	14	—	—	—	158,701,950	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	17	—	(17)	—
Foreign currency translation		—	—	—	—	—	—	—	5,276	—	5,276
Net income		—	—	—	—	—	—	—	—	309,086	309,086
Balance as of December 31, 2021		2,577,386,552	—	—	226,751,940	(35,765)	429,205	14,123	(646)	135,565	542,482
Share Repurchase	13	(154,614,975)	—	—	154,614,975	(37,379)	—	—	—	—	(37,379)
Repurchase of vested employee restricted share units for tax withholding	13	(17,102,175)	—	—	17,102,175	(4,819)	—	—	—	—	(4,819)
Resale of vested employee restricted share units for tax withholding	13	37,313,775	—	—	(37,313,775)	20,908	—	—	—	(10,158)	10,750
Share-based compensation expense	14	—	—	—	—	—	63,015	—	—	—	63,015
Vesting of restricted share units	13	53,018,580	—	—	(53,018,580)	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	769	—	(769)	—
Foreign currency translation		—	—	—	—	—	—	—	(36,267)	—	(36,267)
Net income		—	—	—	—	—	—	—	—	69,884	69,884
Balance as of December 31, 2022		2,496,001,757	—	—	308,136,735	(57,055)	492,220	14,892	(36,913)	194,522	607,666
Repurchase of vested employee restricted share units for tax withholding	13	(13,904,625)	—	—	13,904,625	(2,420)	—	—	—	—	(2,420)
Resale of vested employee restricted share units for tax withholding	13	13,904,625	—	—	(13,904,625)	2,420	—	—	—	—	2,420
Issuance of ordinary shares in at-the-market offering, net of offering cost	11	493,188,945	—	—	—	—	65,430	—	—	—	65,430
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	12	354,751,230	—	—	—	—	53,625	—	—	—	53,625
Issuance of ordinary shares pursuant to share lending arrangement	12	120,000,000	—	—	—	—	511	—	—	—	511
Share-based compensation expense	14	—	—	—	—	—	42,074	—	—	—	42,074
Vesting of restricted share units	14	51,031,395	—	—	(51,031,395)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(6,966)	—	(6,966)
Net loss		—	—	—	—	—	—	—	—	(414,153)	(414,153)
Balance as of December 31, 2023		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(219,631)	348,187

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities
Net income (loss)	309,086	69,884	(414,153)
Adjustments for:
Revenue recognized on acceptance of cryptocurrency	(3,361)	(35,500)	(58,959)
Cost recognized on payment of cryptocurrency	—	8,463	8,854
Receipt of cryptocurrency as customer deposits	—	—	(4,922)
Realised gain (loss) on sale of cryptocurrency	—	170	(6,135)
Depreciation and amortization of property, equipment and software	1,706	33,689	59,641
Depreciation of operating lease assets	483	—	—
Foreign exchange gain	(2,233)	(2,007)	(9,302)
Provision of allowance for doubtful receivables	143	13	14
Deferred income tax benefits	(15,348)	(7,791)	(45,686)
Loss on disposal of property, equipment and software	7	193	18
Share-based compensation expense	76,497	63,015	42,074
Change in fair value of financial instruments	(29,471)	(3,795)	10,918
Excess of fair value of Series A Convertible Preferred Shares	—	—	59,199
Investment income	(44)	—	—
Reduction in the carrying amount of the operating lease right-of-use assets	2,758	2,254	2,481
Interest of operating lease liabilities	253	193	115
Impairment charge to non-current financial investment	4	—	—
Impairment loss of cryptocurrency	175	7,880	4,706
Impairment loss of property, equipment and software	—	—	21,126
Write-down of inventories	7,859	69,524	174,838
Write-downs of prepayments	—	12,828	5,627
Provision for reserve for inventory purchase commitments	—	10,890	9,816
Changes in assets and liabilities:
Accounts receivable	1,059	58	(3,011)
Inventories	(116,153)	(232,165)	(123,679)
Prepayments and other current assets	(188,929)	(70,304)	122,471
Other non-current assets	(62)	(2,032)	2,008
Prepaid interest expense	39	—	—
Accounts payable	(7,501)	47,259	(10,237)
Notes payable	(2,140)	—	—
Contract liabilities	132,414	(198,733)	19,026
Income tax payable	21,580	(14,653)	(3,596)
Accrued liabilities and other current liabilities	17,031	60,294	6,332
Other non-current liabilities	(316)	(315)	9,161
Operating lease liabilities	(3,253)	(1,914)	(2,365)
Net cash provided by (used in) operating activities	202,283	(182,602)	(123,620)
Cash flows from investing activities:
Proceeds from disposal of short-term investments	9,605	—	—
Purchase of property, equipment and software	(5,645)	(17,745)	(3,312)
Proceeds from disposal of property, equipment and software	25	—	2,295
Proceeds from disposal of cryptocurrency	—	9,642	40,645
Payment for non-current financial investments	(3,137)	—	—
Net cash provided by (used in) investing activities	848	(8,103)	39,628

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2021, 2022 and 2023

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from financing activities:
Payment for repurchase of ordinary shares	(16,106)	(37,379)	—
Prepayment under share repurchase agreement	(89)	—	—
Repurchase of warrants	—	(6,611)	—
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	—	—	65,430
Payment for cost of issuance	(879)	—	—
Proceeds from issuance of series A convertible preferred shares, net of issuance costs	—	—	24,575
Repayment of borrowings	(5,490)	—	—
Proceeds from resale of treasury stock	6,992	10,397	2,420
Repurchase for tax withholdings on vesting of restricted share units	(3,844)	(22,585)	(2,420)
Proceeds from issuance of ordinary shares and warrants	158,634	—	—
Net cash provided by (used in) financing activities	139,218	(56,178)	90,005
Net increase (decrease) in cash and restricted cash	342,349	(246,883)	6,013
Effect of exchange rate changes on cash and restricted cash	25,445	(80,021)	(11,410)
Cash and restricted cash at the beginning of year	60,661	428,455	101,551
Cash and restricted cash at the end of year	428,455	101,551	96,154

Cash	421,027	101,551	96,154
Restricted cash	7,428	—	—
Total cash and restricted cash shown in the statement of cash flows	428,455	101,551	96,154
Supplemental disclosure of cash flow information:
Cash paid for interest	39	—	—
Cash paid for income tax	68	45,421	2,876
Supplemental disclosure of non-cash investing and financing activities:
Transfer from inventory to operating lease assets	2,379	—	—
Transfer from operating lease assets to inventory	1,890	—	—
Mining equipment transfer from inventory to property, equipment and software	23,038	69,712	24,052
Purchases of property, plant and equipment in accrued liabilities and other current liabilities	—	6,362	—
Accrued tax withholdings on vesting of restricted share units	19,794	(4,465)	2,420
Revenue recognized on acceptance of cryptocurrency	3,361	35,500	58,959
Cost recognized on payment of cryptocurrency	—	8,463	8,854
Conversion of series A convertible preferred shares into Class A ordinary shares	—	—	53,837

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

The Company believes that accounting estimation of variable consideration for revenue recognition, warrant liability, valuation of series A convertible preferred shares, preferred shares forward contract liability, pre-delivery shares, deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation, impairment on cryptocurrency, and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

(d)	Foreign currency

The Company has elected to change its reporting currency from Chinese Renminbi (“RMB”) to United States Dollars (“US$”) on January 1, 2023. Prior years’ comparative financial information has been recast as if the Company always used US$ as its reporting currency.

The functional currency of Canaan Inc. and its subsidiaries incorporated outside of the PRC is US$, while the functional currency of the PRC entities in the Company is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

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

The financial statements of the Company are translated from the functional currency to the reporting currency, US$. Assets and liabilities of PRC entities are translated into US$ using the applicable exchange rates at the balance sheet date, income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement.

(e)	Warrant Liability

The freestanding warrants to purchase American Depositary Share (“ADSs”) at a future date were determined to be freestanding instruments that were accounted for as a liability. At initial recognition, the Company recorded the warrant liability on the consolidated balance sheets at its estimated fair value. The proceeds from issuance of ordinary shares and warrants are firstly allocated to warrant liability based on its fair value. The residual method is used to allocate the proceeds to shareholders’ equity. The warrant liability is subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrant liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the change in fair value of financial instruments on the consolidated statement of comprehensive income (loss).

(f)	Fair value measurements

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

The Company’s financial instruments consist principally of cash, non-current financial investments, accounts receivable, accounts payable, preferred shares forward contract liability and other liabilities.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of December 31, 2022 and 2023, the carrying values of cash, accounts receivable, accounts payable and other liabilities approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

The Group’s non-financial assets, such as Property, equipment and software and cryptocurrency, would be measured at fair value only if they were determined to be impaired. On a recurring basis, the Company measures its financial instruments at fair value.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

				Fair value at
				December
As of December 31, 2023	Level 1	Level 2	Level 3	31, 2023
Liabilities
Preferred shares forward contract liability	—	—	40,344	40,344

(g)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,
	2022	2023
RMB denominated bank deposits with financial institutions in the PRC	11,109	10,098
US dollar denominated bank deposits with financial institutions in the PRC	61,742	37,170
Others denominated bank deposits with financial institutions in the PRC	2	32
Subtotal	72,853	47,300
US dollar denominated bank deposits with overseas financial institutions	26,334	46,522
RMB denominated bank deposits with overseas financial institutions	8	7
Others denominated bank deposits with overseas financial institutions	2,356	2,325
Total	101,551	96,154

The bank deposits, with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD75 and KZT15,000 per bank, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to US$1,766 and US$3,013 as of December 31, 2022 and 2023, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, Hong Kong, United States, Singapore and Kahzakhstan with acceptable credit rating.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(h)	Accounts receivable

Accounts receivable are presented net of allowance for credit loss. The allowance for credit loss is based upon the amount of losses expected to be incurred in the collection of these accounts pursuant to the guidance outlined in ASU 2016-13, Financial Instruments - Credit Loss (ASU 2016-13, Topic 326, or ASC 326), which the Company adopted on January 1, 2023. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, including specific accounts, related aging, and on historical collection experience. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Our estimate could require a change based on changing circumstances, including changes in the economy or in the circumstances of individual customers. The Company takes a write-off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted. Provision for credit losses, net of recoveries for the period are included in general and administrative expenses in the accompanying consolidation statements of comprehensive income (loss). During the years ended December 31, 2021, 2022 and 2023, the Company recorded provision of allowance for accounts receivables of nil, nil and US$14, respectively.

(i)	Inventories

Inventories, consisting of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

The Company considers all data available, including future demand and subsequent changes in product prices that may provide additional information about the valuation of inventories at the balance sheet date.

(j)	Cryptocurrency

Cryptocurrency is comprised of cryptocurrencies earned as noncash consideration in exchange for providing hash computation services to a mining pool as well as in exchange for the sale of mining equipment which are accounted for in connection with the Company’s revenue recognition policy disclosed in Note 2(o). Cryptocurrency is accounted for as intangible assets with indefinite useful lives in non-current assets in the consolidated balance sheets, because at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. The Company sells its digital currency on a first-in-first-out basis. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. The Company has elected to bypass the optional qualitative impairment assessment and to track its cryptocurrency activity daily for impairment assessment purposes. The Company determines the fair value of its bitcoin on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active trading platform that the Company normally transacts and has determined is its principal market for bitcoin (Level 1 inputs), based on all information that is reasonably available. The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of cryptocurrency on the active trading platform, indicate that it is more likely than not that its cryptocurrencies are impaired. For impairment testing purposes, the lowest intraday trading price of cryptocurrency is identified at the single cryptocurrency level. The excess, if any, of the carrying amount of cryptocurrency and the lowest daily trading price of cryptocurrency represents a recognized impairment loss. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of previously recorded impairment losses is prohibited. During the years ended December 31, 2021, 2022 and 2023, the Company recorded impairment on cryptocurrency of nil, US$7,880 and US$4,706, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company accounts for cryptocurrency received as customer deposits and liability to be settled in cryptocurrency at fair value of the underlying cryptocurrency with changes recorded in other income, net. As of December 31, 2022 and 2023, cryptocurrency received as customer deposits of nil and US$7,185 are recorded in accrued liabilities and other current liabilities, respectively. As of December 31, 2022 and 2023, liability to be settled in cryptocurrency of nil and nil are recorded in accounts payable, respectively.

Cryptocurrency awarded to the Company through its mining activities as well as in exchange for the sale of mining equipment are included as an adjustment to reconcile net loss to cash used in operating activities on the consolidated statements of cash flows. Proceeds from disposal of cryptocurrency are included within cash flows from investing activities on the consolidated statements of cash flows and any realized gains or losses from such disposals are included in general and administrative expenses on the consolidated statements of comprehensive income (loss).

(k)	Property, equipment and software

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

(l)	Non-current financial investment

The Company’s non-current financial investment include an equity investment without readily determinable fair value, and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, and is measured and recorded using a measurement alternative that measures the non-current financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying values of the Company’s non-current financial investment without readily determinable fair values were US$2,872 and US$2,824 as of December 31, 2022 and 2023. No impairment loss was recognized for the three years ended December 31, 2023.

(m)	Impairment of long-lived assets

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

During the year ended December 31, 2021, 2022 and 2023, the Company recognized impairment charge of nil, nil and US$21,126, respectively.

(n)	Contract liabilities

Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenues when revenue recognition criteria are met.

The prepayments received from customers as of December 31, 2022 and 2023 was US$662 and US$19,614, respectively and the significant increase was mainly due to increased payments received for the sales orders of mining equipment to be delivered in 2024. The revenue recognized during the years ended December 31, 2021, 2022 and 2023 for the beginning balance of contract liability was US$65,771, US$196,897 and US$380, respectively.

(o)	Revenue from contracts with customers (ASC 606)

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Products revenue

The Company generates revenue primarily from the sale of mining equipment directly to a customer, such as a business or individual engaged in Bitcoin mining activities. As the Bitcoin price fluctuates, the Company may adjust the selling price of mining equipment on a weekly basis, as customers are only willing to pay for machines based on their ability to recover their investment through mining Bitcoin over a relatively short period of time. The Company’s sales arrangements usually require a full prepayment before the delivery of products. The Company implemented an installment policy for certain significant, good-standing customers from 2023. The payment terms under installment policy generally consist of the installments over a period of 90 to 180 days.

Revenues from product sales are recorded at the sales price (transaction price). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Company will adjust these estimates, which would affect revenue and earnings in the period when such changes are known.

The Company recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or shipped to the Company’s customers.

The Company offers a standard product warranty of 360 days that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was US$4,467, US$1,896 and US$3,596 for the years ended December 31, 2021, 2022 and 2023, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Mining revenue

The Company entered into a Bitcoin mining pool by executing a contract, as amended from time to time, with a mining pool operator to perform hash calculations in exchange for consideration. Providing hash computation services to a mining pool is an output of the Company’s ordinary activities. The provision of such hash computation services is the sole performance obligation. The mining pool arrangement is terminable at any time without substantial penalty by the mining pool and may be terminated without substantial penalty by the Company upon providing one contract day’s prior written notice. The Company’s enforceable right to compensation only begins when and continues while the Company provides hash computation services to its customer, the mining pool operator. Accordingly, the contract term with the mining pool is deemed to be less than 24 hours and to continuously renew throughout the day. Additionally, the Company concluded that the mining pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.

The Company is entitled to non-cash compensation based on the pool operator’s payout model. The payout methodologies differ depending on the type of third-party operated mining pool. Full-Pay-Per-Share (“FPPS”) pools pay block rewards and transaction fees, less mining pool fees and Pay-Per-Share (“PPS”) pools pay block rewards less mining pool fees but no transaction fees. For FPPS and PPS pools, the Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators.

The Company receives Bitcoin from mining operation, which is considered noncash and all variable. The fair value of the Bitcoin award received would generally be determined using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24 hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the related noncash consideration. Revenue is recognized when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, which is the same day that control of the contracted service transfers to the mining pool and is the same day as the contract inception. After every 24-hour contract term, the mining pool transfers the Bitcoin consideration to the Company’s designated Bitcoin currency wallets.

Consideration payable to the customer in the form of a pool operator fee, which is incurred only to the extent that the Company has generated consideration, is deducted from the bitcoin the Company receives and is recorded as contra - revenue, as it does not represent a payment for a distinct good or service.

Other revenues

The Company also generates a small portion of revenue from the leases of mining equipment and maintenance or development services under separate contracts. Revenue is recognized over the period when the related services were rendered to the customers.

(p)	Revenue from lease arrangements as lessor (ASC 842, Lease)

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

(q)	Value-added-tax (“VAT”) recoverable and surcharges

Value added tax recoverable represent amounts paid by the Company for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax paid depending on the taxpayer’s location.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(r)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, mining costs and other costs. Product costs include costs of raw material, contractual manufacturers for production, labor costs, shipping and handling costs, manufacturing and depreciation, warehousing costs, inventories write-downs, prepayments write-downs, provision for reserve for inventory purchase commitments and tax surcharges. Mining costs include direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. Other costs include labor costs and other service costs.

(s)	Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses in associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred.

(t)	Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in association with sales and marketing personnel.

Advertising expense is expensed as incurred and included in selling and marketing expenses. The advertising expenses were US$691, US$964 and US$1,643 for the years ended December 31, 2021, 2022 and 2023, respectively.

(u)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and depreciation in association with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees.

(v)	Government grants

Government grants generally consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities.

Government grants are recognized when there are reasonable assurances that the Company will comply with the conditions attach to them and the grants are received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in the Company’s consolidated statements of comprehensive income (loss) when the grants are received. Government grants with conditions attached to them are recognized as liabilities when received, and will be released to the consolidated statements of comprehensive income (loss) when the Company is not subject to further obligation or future refunds.

US$883, US$2,861 and US$3,559 were recognized in other income, net for the years ended December 31, 2021, 2022, and 2023, respectively. Nil and US$9,191 were recognized in deferred government grant of accrued liabilities and other liabilities as of December 31, 2022 and 2023, respectively (Note 9).

(w)	Lease arrangement as lessee

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current in the Company’s consolidated balance sheets.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected not to recognize operating lease right-of-use assets or operating lease liabilities for leases with an initial term of 12 months or less and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms.

(x)	Employee social security and welfare benefits

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income (loss) amounted to US$4,299, US$7,016 and US$9,561 for the years ended December 31, 2021, 2022 and 2023, respectively.

(y)	Income taxes

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

The Company evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

(z)	Share-based compensation

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

(aa)	Statutory reserves

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

The Company has made US$17, US$769 and nil appropriations to statutory reserve for the years ended December 31, 2021, 2022 and 2023, respectively.

(ab)	Repurchase of share

The Company accounts for treasury stock using the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(ac)	Earnings (loss) per share

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

(ad)	Comprehensive income (loss)

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

(ae)	Segment reporting

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

Long-lived assets consist of cryptocurrency, property, equipment and software, net, operating lease right-of-use assets and other non-current assets. As of December 31, 2023, the long-lived assets, net of US$9,266 were located in the United States, US$6,708 were located in Ethiopia and US$1,679 were located in Central Asia. The remaining long-lived assets were mainly located in PRC. The Company’s revenue segregated by geographic region is disclosed below.

The geographical region of revenue generated is based on the location where the customers based or the services were provided:

	For the Years Ended December 31,
Geographic region	2021	2022	2023
Mainland China	275,824	18,267	115,526
United States of America	48,461	93,921	28,101
Kazakhstan	110,272	57,546	24,571
Malaysia	—	119,337	15,326
Thailand	44,787	2,774	3,701
Indonesia	—	215,198	300
Canada	62,371	18,271	259
Australia	56,001	60,379	9
Cyprus	98,142	36,230	7
Other countries or regions	76,904	29,603	23,677
Total	772,762	651,526	211,477

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(af)	Recently issued accounting pronouncements
i.	New and amended standards adopted by the Company:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 was further amended in November 2018 by ASU 2018-19 and in November 2019 by ASU 2019-10. All guidance is collectively referred to as “ASC326”. This guidance requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability. The guidance is effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASC326 has been applied for the year beginning on January 1, 2023. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

ii.	New and amended standards not yet adopted by the Company:

In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in ASU 2020-06 are effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company. The Company adopted ASU 2020-06 for the year beginning on January 1, 2024 and does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial statements.

On December 13, 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company early adopted ASU 2023-08 on January 1, 2024, which has a cumulative adjustment to increase the opening balance of retained earnings by US$18,723.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025 and does not expect the updated guidance to have a material impact on its disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the CODM, requiring disclosure of the title and position of the CODM and explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for all public entities for annual periods beginning after December 31, 2023; early adoption is permitted. The Company adopted ASU 2023-07 for the year beginning on January 1, 2024 and does not expect the updated guidance to have a material impact on its disclosures.

3.	Risks and concentration
(a)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

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

The Company believes it is not exposed to significant credit risk on cash and accounts receivable.

As of December 31, 2022 and 2023, accounts receivable were nil and US$2,997, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2022	2023
Customer A	—	97%

Customers which contributed more than 10% of total revenue are as below:

	For the Years Ended December 31,
	2021	2022	2023
Customer B	*	33%	*
Customer C	18%	22%	*
Customer D	*	16%	*
Customer E	*	*	14%
*	Less than 10%

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Supplier concentration

For the year ended December 31, 2021, the Company’s purchases of its integrated circuits mainly from one supplier.

For the year ended December 31, 2022, the Company’s purchases substantially all its integrated circuits from three suppliers.

For the year ended December 31, 2023, the Company’s purchases substantially all its integrated circuits from two suppliers.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Inventories

Inventories consist of the following:

	As of December 31,
	2022	2023
Raw materials	113,306	95,065
Work in process	37,538	15,898
Finished goods	60,796	31,324
Total	211,640	142,287

During the years ended December 31, 2021, 2022 and 2023, the Company recognized inventories write-down of US$7,859, US$69,524 and US$174,838 in cost of revenues, respectively.

5.	Prepayments and other assets

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2022	2023
Prepayments and other current assets
Prepayments to vendors (Note a)	158,687	46,277
VAT recoverable and refund	72,402	55,403
Deferred charges	6,166	7,546
Deposits	3,329	3,746
Prepayment for repurchase of ordinary shares	3	—
Others (Note b)	1,936	9,270
Total	242,523	122,242
Other non-current assets
Long-term rental and other deposits	2,448	486
Prepayments for purchase of software	56	—
Total	2,504	486

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2021, 2022 and 2023, the Company recorded write-downs of nil, US$12,828 and US$5,627 for the prepayment to third-party suppliers in cost of revenues.

Note b: During the years ended December 31, 2021, 2022 and 2023, the Company recorded provision of allowance for other receivables of US$143, US$13 and US$0.3, respectively.

6.	Cryptocurrency

	As of December 31
	2022	2023
Gross carrying amount	15,076	32,603
Less: Impairment of cryptocurrency	(2,545)	(4,261)
Net	12,531	28,342

Additional information about cryptocurrency consists of the following:

	For the years ended December 31,
	2022	2023
Beginning balance	3,186	12,531
Revenue recognized on acceptance of cryptocurrency	35,500	58,959
Receipt of cryptocurrency as customer deposits	—	4,922
Cost of revenues recognized on payment of cryptocurrency	(8,463)	(8,854)
Proceeds from disposal of cryptocurrency	(9,642)	(40,645)
Realized (gain)loss on disposal of cryptocurrency	(170)	6,135
Impairment of cryptocurrency	(7,880)	(4,706)
Ending balance	12,531	28,342

7.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,
	2022	2023
Cost:
Mining equipment	102,964	95,215
Computers and electronic equipment	10,008	10,940
Leasehold improvements	4,805	5,772
Mechanical equipment	123	114
Software	2,360	3,283
Motor vehicles	78	243
Total cost	120,338	115,567
Less: Accumulated depreciation and amortization	(34,988)	(86,101)
Property, equipment and software, net	85,350	29,466

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Depreciation and amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 are summarized as follows:

	For the Years Ended December 31,
	2021	2022	2023
Cost of revenues	266	31,002	54,478
Research and development expenses	438	900	400
Sales and marketing expenses	4	8	36
General and administrative expenses	998	1,779	4,727
Total	1,706	33,689	59,641

The Company determined that the carrying value of its mining equipment was not recoverable. The Company’s mining equipment is measured at fair value based on a non-recurring basis, if determined to be impaired. As of each relevant measurement date, the fair value of mining equipment, if determined to be impaired, are primarily represented by the price market participant would pay to acquire the mining equipment, which reflects the highest and best use of mining equipment. Fair value of the mining equipment was estimated using discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy. Significant unobservable input used in the fair value measurement include Bitcoin prices. An impairment loss of US$21,126 was recognized for the year ended December 31, 2023, which is calculated as the amount by which the carrying value of the relevant mining equipment exceeded its estimated fair value.

8.	Leases

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

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2021	2022	2023
Lease cost:
Reduction in the carrying amount of ROU assets	2,758	2,254	2,481
Interest of operating lease liabilities	253	193	115
Expenses for short-term lease within 12 months	—	216	417
Total lease cost	3,011	2,663	3,013

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2021	2022	2023
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	3,253	2,944	2,356
Operating lease right-of-use assets obtained in exchange for lease obligations:
Operating leases	5,752	2,398	2,358
Operating lease liability settled through termination of lease:
Operating leases	406	358	2,301

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2021	2022	2023
Weighted-average remaining lease term
Operating leases	2.4 year	1.9 year	1.2 year
Weighted-average discount rate
Operating lease	5.17% per annum	4.58% per annum	4.55% per annum

(d)	Maturities of operating lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2023
2024	1,244
2025	212
Total undiscounted lease payments	1,456
Less: imputed interest	(30)
Total operating lease liabilities	1,426
Amounts due within 12 months	1,216
Non-current operating lease liability	210

9.	Accrued liabilities and other liabilities

	As of December 31,
	2022	2023
Accrued liabilities and other current liabilities
Provision for reserve for inventory purchase commitments (Note a)	10,890	20,706
Salary and welfare payable	20,744	19,623
Customer deposits	—	7,185
Other tax payables	8,057	7,019
Customer refund	4,226	3,812
VAT received from customers related to contract liabilities	19	1,429
Warranty reserve (Note b)	1,716	878
Others	2,697	3,588
Total	48,349	64,240
Other non-current liabilities
Deferred government grant	—	9,191
Refund from depository bank – non-current	598	516
Total	598	9,707

Note a: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2022 and 2023, the Company’s purchase obligation to third-party suppliers for foundry service was US$66,868 and US$42,904, respectively.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023 the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. For the year ended December 31, 2022 and 2023, a provision of US$10,890 and US$9,816 has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

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

Movement of provision for warranty is as follows:

	For the year ended December 31,
	2022	2023
Accrued warranty—beginning of year	2,827	1,716
Accrual for warranties issued during the year	1,896	1,902
Warranty claims paid	(1,167)	(1,532)
Warranty expired	(1,632)	(980)
Foreign currency translation adjustment	(208)	(228)
Accrued warranty—end of year	1,716	878

10.	Warrants

In connection with the issuance of ordinary shares (Note 11) in May 2021, the Company also issued warrants to the investors, which entitle the investors to purchase up to an aggregate of 4,047,620 ADS (representing 60,714,300 Class A ordinary Shares) at $16.38 per ADS (representing $1.09 Class A ordinary share). Also, the Company issued warrants to two placement agents, which entitle them to purchase up to an aggregate of 674,603 ADSs (representing 10,119,045 Class A ordinary shares) at $15.75 per ADS (representing $1.05 Class A ordinary share).

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

On June 23, 2022, the Company entered into separate warrant repurchase agreements with all warrant holders. The Company paid US$6.6 million (US$1.4 per ADS) to repurchase the outstanding warrants of 4,722,223 ADSs (representing 70,833,345 Class A ordinary shares), upon which the warrant liability was extinguished.

Movement of warrant liability for the year ended December 31, 2022 is as follows:

For the years ended December 31,
2022
Beginning balance	10,406
Issuance of warrant	—
Change in fair value of financial instruments	(3,795)
Repurchase of warrant liability	(6,611)
Ending balance	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

11.	Ordinary shares

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

As of January 1, 2021, the authorized ordinary shares are 1,000,000,000,000, of which 2,372,222,222 shares were issued and 2,328,326,132 shares were outstanding. These outstanding shares consist of (1) 2,016,701,688 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

On May 3, 2021, the Company issued 13,492,065 ADSs (202,380,975 Class A ordinary shares) to certain institutional investors for US$158,634, net of issuance cost. The Company also issued to the investors warrants to purchase up to an aggregate of 4,047,620 ADSs (60,714,300 Class A ordinary shares). Also, the Company issued warrants to two placement agents, which entitles them to purchase up to an aggregate of 674,603 ADSs (10,119,045 Class A ordinary shares). The Company classified the warrants as warrant liability and the fair value of the warrant liability was US$39,877 as of the issuance date, the residual proceeds of US$118,757 was allocated to the Company’s ordinary shares. On June 23, 2022, the Company repurchased the warrants and the warrant liability was extinguished (Note 10).

At-the-Market Offering Agreements

On April 8, 2022, the Company entered into an At-the-market offering agreement, providing for a potential at-the-market equity offering program, with H.C. Wainwright & Co., LLC. For the year ended December 31, 2023, the Company issued 1,532,219 ADSs (22,983,285 Class A ordinary shares) with net proceeds of US$4,188. Effective November 10, 2023, the Company terminated its at-the-market offering agreement with H.C. Wainwright & Co., LLC.

On November 10, 2023, the Company entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., pursuant to which the Company may issue up to US$68,000 of the ADSs. For the year ended December 31, 2023, the Company issued 31,347,044 ADSs (470,205,660 Class A ordinary shares) with net proceeds of US$61,242.

On November 24, 2023, the Company’s board of directors authorized the issuance of 125,000 Series A Convertible Preferred Shares by re-designation of the authorized but unissued Class A Ordinary Shares.

As of December 31, 2023, the authorized ordinary shares are 999,999,875,000, of which 3,772,078,667 shares were issued and 3,514,973,327 shares were outstanding. These outstanding shares consist of (1) 3,203,348,883 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

12.	Series A Convertible Preferred Shares

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) in three tranches at the price of US$1,000 for each Preferred Share. According to the Securities Purchase Agreement, the Company will issue 25,000 Preferred Shares (“First Tranche”) to the Buyer on the closing date of the First Tranche (“First Closing Date”). Upon the First Closing Date, the Company is obligated to issue a number of Preferred Shares (“Second Tranche”) that is not less than 25,000 and not more than 50,000 (the “Forward Contract Liabilities”). The closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between the Company and the Buyer. Neither the Company is obliged to sell nor the Buyer is obliged to purchase for the Third Tranche. In connection with the issuance of the Preferred Shares, the Company also should deliver 8,000,000 ADSs (120,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer. The Pre-delivery Shares shall be returned to the Company when the Buyer does not hold any preferred shares.

The rights, preferences and privileges of the Series A Convertible Preferred Shares are as follows:

Conversion Rights

At any time after the issuance, the holder has the right to convert any portion of the outstanding and the unpaid Conversion Amount (the “Conversion Amount”, equals to US$1,072.80 per preferred share plus any accrued and unpaid dividends, and 15% p.a. late charges if any) into variable number of ADSs by dividing the difference of the conversion price less the issuance fee, where conversion price is the lower of (1) 120% of the Weighted Average Price of the ADSs on the trading day immediately preceding the applicable issuance date of the Series A Preferred Shares (i.e. a fixed monetary amount US$1.81); and (2) 92.5% of the lowest daily average market price over 5 days before conversion, as specified in the Securities Purchase Agreement.

Redemption Rights

The Company shall redeem the Preferred Shares remained outstanding on the Maturity Date in cash in an amount equal to 105% of the Conversion Amount. The Maturity Date is the date that is 12 months immediately following the issuance of the Preferred Shares, which may be extended at the option of the Buyer when certain events occur.

Voting Rights

No voting rights are carried by the Series A Preferred Shares.

Dividend Rights

The Buyer will be entitled to receive dividends in the same manner of Class A Ordinary Shares holders on a as converted basis.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Buyer shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders, an amount per Series A Preferred Share equal to the greater of (1) Conversion Amount and (2) the amount that would have been received had the Series A Preferred Shares been converted into the Class A ordinary shares issuable upon conversion of the Series A Preferred Shares immediately prior to liquidation event.

On December 11, 2023, the Company closed the First Tranche and issued 25,000 convertible Preferred Shares to the Buyer with total net proceeds of US$24,575. Concurrently, the Company also delivered 8,000,000 ADSs (120,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer. As of December 31, 2023, all the Preferred Shares issued pursuant to the First Tranche were converted to 23,650,082 outstanding ADSs (354,751,230 Class A ordinary shares) at the conversion prices from $1.06 to $1.42, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As the First Tranche of Preferred Shares, Forward Contract, Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding.

For the First Tranche, the Company had an unconditional obligation to issue variable number of the Preferred Shares, and the monetary value of the obligation is predominantly based on a fixed amount that is known at the inception. The Company classified the Preferred Shares as a liability, recorded initially at fair value upon issuance date, and remeasured at fair value with changes recognized in earnings.

The Forward Contract Liabilities are exercisable by the Buyer for the Second Tranche, so as to embody an obligation of the Company to repurchase the Company’s equity shares by transferring assets. In accordance with ASC 480, the Forward Contract Liabilities is accounted for as a liability, recorded initially at fair value upon issuance date, and remeasured to fair value at the end of each reporting period with changes recognized in earnings.

The Pre-delivery Shares are considered a form of stock borrowing facility and was accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the borrowed shares, except that the Company received a one-time nominal fee of US$6.00 upon the issuance of the Pre-delivery Shares and will pay the same amount to the Buyer upon the return of Pre-delivery Shares, respectively. As of December 31, 2023, no Pre-delivery Shares were returned to the Company. The Company accounted for the share lending arrangement as an issuance cost associated with the First Tranche, and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding, and therefore excluded from basic and diluted earnings (loss) per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted earnings (loss) per share calculation.

The fair value of the First Tranche (US$44,421), Forward Contract Liabilities (US$38,842) and Pre-delivery Shares (US$511) upon issuance date in aggregate exceeded the net proceeds from the financing (US$24,575) by US$59,199, which was recognized as the excess of fair value of Series A Convertible Preferred Shares financing for the year ended December 31, 2023.

The fair value of the First Tranche upon the conversion dates was US$53,837, and the change in fair value of the First Tranche was US$9,416 for the year ended December 31, 2023. As of December 31, 2023, the Forward Contract Liabilities was not exercised by the Buyer and the Second Tranche was not closed.

The Company estimate the fair value of First Tranche and the Forward Purchase Liability using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of First Tranche
		December 14, 2023 to
	December 11, 2023	December 21, 2023
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.98%	4.69%-4.81%
Volatility	100.55%	96.00%-103.81%
Expected bond yield	7.83%	7.37%-7.48%

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Fair Value of Forward Contract Liability
	December 11, 2023
	(issuance date)	December 31, 2023
Discount Rate	4.98%	5.14%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of First Tranche and Forward Contract Liability.

The movement of Preferred Shares and Forward Contract Liability for the year ended December 31, 2023 consist of the followings:

		Forward Contract
	First Tranche	Liabilities
Beginning balance	—	—
Fair value upon issuance	44,421	38,842
Change in fair value	9,416	1,502
Conversion to outstanding ADSs	(53,837)	—
Ending balance	—	40,344

13.	Treasury stocks

2018 Equity Incentive Plan

In April 2018, the Company established a trust to hold 51,624,000 of the Company’s issued ordinary shares. These ordinary shares were contributed by the Co-Founders and employees and held in a trust (the “Trust”) for the benefit of the employees who are under the 2018 Equity Incentive Plan (Note 14).

The ordinary shares issued to the Trust are accounted for as treasury stocks of the Company and presented as such for all periods presented. The Trust does not hold any other assets or liabilities as of December 31, 2022 and 2023, nor earn any income nor incur any expenses for the years ended December 31, 2021, 2022 and 2023.

As of January 1, 2021, 18,096,900 issued ordinary shares are accounted as treasury stocks. In 2021, 5,757,945 restricted share units were transferred from treasury stock to ordinary shares. The Company did not retire any of the repurchased Class A ordinary shares in 2022 and 2023 under the 2018 Incentive Plan (Note 14).

As of December 31, 2022 and 2023, 12,338,955 and 12,338,955 issued ordinary shares are accounted as treasury stocks, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Amended 2018 Plan

In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”) (Note 14). In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. For the year ended December 31, 2021, 95,816,325 restricted share units that have been vested were transferred from treasury stock to ordinary shares under the Amended 2018 Plan. Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the year ended December 31, 2021, the Company withheld 33,255,495 Class A ordinary shares for US$23,353 and sold 13,043,895 Class A ordinary shares for US$7,264. For the year ended December 31, 2022, the Company withheld 17,102,175 Class A ordinary shares for US$4,819 and sold 37,313,775 Class A ordinary shares for US$20,908. For the year ended December 31, 2023, the Company withheld 13,904,625 Class A ordinary shares for US$2,420 and sold 13,904,625 Class A ordinary shares for US$2,420. The Company did not retire any of the repurchased Class A ordinary shares. As of December 31, 2023 and 2022, nil and 9,867,045 issued ordinary shares are accounted as treasury stocks. For the year ended December 31, 2023, 9,867,045 restricted share units were transferred from treasury stock to ordinary shares upon vesting under the Amended 2018 Plan.

Share Repurchase Program

As of January 1, 2021, 1,719,946 outstanding ADSs (25,799,190 shares) are accounted as treasury stocks. Effective September 19, 2021, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of its outstanding (i) American Depositary Share (“ADS”) each representing 15 Class A ordinary shares, and or (ii) Class A ordinary shares over the next 12 months starting from September 20, 2021 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the year ended December 31, 2021, total of 2,312,215 outstanding ADSs (34,683,225 shares) were repurchased but have not been retired with a total consideration of US$16,106, which is shown as treasury stock (Note 2(ab)).

Effective March 16, 2022, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$100 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the year ended December 31, 2022, total of 10,307,665 outstanding ADSs (154,614,975 shares) were repurchased but have not been retired with a total consideration of US$37,379, which is shown as treasury stock (Note 2(ab)). During the year ended December 31, 2023, no outstanding ADSs were repurchased. For the year ended December 31, 2023, 41,164,350 restricted share units were transferred from treasury stock to ordinary shares upon vesting.

As of December 31, 2023, a total of 173,933,040 repurchased ordinary shares are accounted as treasury stocks.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(a)	Restricted share units

The following table summarizes the RSUs activity for the years ended December 31, 2021, 2022 and 2023:

	Number of	Weighted average
	shares	grant date fair value
		US$
Outstanding as of December 31, 2020	9,040,000	0.23
Granted	236,768,940	0.58
Forfeited	(6,991,000)	0.48
Vested	(101,574,270)	0.33
Outstanding as of December 31, 2021	137,243,670	0.74
Granted	62,410,200	0.25
Forfeited	(22,844,235)	0.32
Vested	(53,018,580)	0.68
Outstanding as of December 31, 2022	123,791,055	0.60
Granted	102,323,925	0.15
Forfeited	(28,129,155)	0.29
Vested	(51,031,395)	0.60
Outstanding as of December 31, 2023	146,954,430	0.35

In 2023, the Company granted 102,323,925 RSUs to the Company’s employees under the Amended 2018 Plan. The Company used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to five years.

As of December 31, 2023, there was USD32,933 unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 36.45 months.

(b)	Share options

The following table summarizes the share options for the years ended December 31, 2021, 2022 and 2023:

		Weighted-Average	Weighted
		per Share	Average
	Number of	Exercise	Remaining	Aggregate
	shares	Price	Contractual Term	Intrinsic Value
		US$	Years	US$
Outstanding as of December 31, 2020	—	—	—	—
Granted	114,000,000	0.76	—	—
Outstanding as of December 31, 2021	114,000,000	0.76	9.10	—
Outstanding as of December 31, 2022	114,000,000	0.76	8.12	—
Granted	30,000,000	0.40	—	—
Outstanding as of December 31, 2023	144,000,000	0.69	7.53	—
Expected to vest as of December 31, 2023	144,000,000	0.69	7.53	—
Exercisable as of December 31, 2023	84,000,000	0.69	7.53	—

The aggregate intrinsic value as of December 31, 2023 in the table above represents the difference between the fair value of the Company’s ordinary share on December 31, 2023 and the exercise price.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The fair values of the share options granted by the Company to employees for the year ended December 31, 2023 are as follows:

For the Year Ended December 31,
2023
Weighted average grant date fair value of option per share	0.53
Aggregate grant date fair value of options	75,638

As of December 31, 2023, there was USD22,955 unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 20.21 months.

The assumptions used to estimate the fair values of the share options granted were as follows:

	For the Year Ended December 31,	For the Year Ended December 31,
	2021	2023
Risk-free rate of return (1)	1.25% to 1.85%	3.85% to 3.92%
Dividend yield (2)	0%	0%
Expected volatility (3)	136.91% to 142.01%	124.86%
Expected term (4)	10 years	10 years
Exercise multiple (5)	2.80	2.80
Fair value of ordinary share	US$3.78 per ADS to US$17.51 per ADS	US$1.79 per ADS
1)	The risk-free rate of return was estimated based on the yield of US Strip Bond with a maturity life equal to the remaining maturity life of the Company’s options as of the valuation date.
2)	Dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.
3)	The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the contract life of the Company’s options.
4)	Expected term is the contract life of the option.
5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.
15.	Income Taxes
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Singapore

The Company’s subsidiaries incorporated in Singapore are subject to profits or income tax rates of 17.0%, on their estimated assessable profits for the years ended December 31, 2021, 2022 and 2023. Dividends income received from subsidiaries in mainland China are not subject to Singapore profits or income tax.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Hong Kong and United States

The Company’s subsidiaries incorporated in Hong Kong and United States are subject to profits or income tax rates of 16.5% and 21.0%, respectively, on their estimated assessable profits for the years ended December 31, 2021, 2022 and 2023. Dividends income received from subsidiaries in mainland China are not subject to Hong Kong and United States profits or income tax.

(d)	PRC Enterprise Income Tax (“EIT”)

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

Canaan Creative (SH) Co., Ltd. (“Canaan Creative (SH)”) obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2022. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, in accordance with Caishui (2016) No. 49 issued by the Stated Tax Bureau on May 4, 2016, Canaan Creative (SH) is qualified as an as an integrated circuit enterprise and enjoying a 5-year tax holiday (two-year full exemption followed by three-year half reduction) beginning from 2022 after utilizing all prior years tax losses. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 0% from 2022 to 2023 and 12.5% from 2024 to 2026.

The Company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

(e)	PRC Withholding Income Tax on Dividends

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

As of December 31, 2023, the aggregated amount of undistributed earnings of the Company entities located in the PRC that are available for distribution to the Company were US$22,903. The Company plans to indefinitely reinvested undistributed earnings earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income tax for undistributed earnings of its subsidiaries were provided as of December 31, 2023.

Income (loss) before income tax expense consisted of:

	For the Years Ended December 31,
	2021	2022	2023
Mainland China	290,666	126,902	(251,871)
United States of America	(951)	(15,858)	(79,753)
Cayman	30,544	2,024	(69,376)
Singapore	1,013	(16,644)	(8,970)
Others	(4,421)	(8,090)	(55,523)
Total	316,851	88,334	(465,493)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2021	2022	2023
PRC statutory income tax rates	25.0%	25.0%	(25.0)%
Permanent book-tax difference	1.4%	(2.4)%	(1.9)%
Share-based compensation	3.4%	5.5%	1.0%
Super deduction of R&D expense	(2.6)%	(14.0)%	(2.9)%
Others	0.6%	6.1%	0.0%
Different tax rates in other jurisdictions	(2.2)%	2.0%	7.8%
Effect of tax holiday	(7.8)%	(16.9)%	4.7%
Change in valuation allowance	(14.0)%	12.6%	3.4%
Total	2.4%	20.3%	(11.0)%
Effects of tax holidays entitled by the PRC subsidiaries	24,832	15,354	21,998
Effects of tax holidays entitled by the PRC subsidiaries on basic income (loss) per Class A and Class B ordinary share (US$ cent per share)	0.98	0.60	0.85

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income (loss) are as follows:

	For the Years Ended December 31,
	2021	2022	2023
Current income tax expense (benefits)	23,113	26,241	(5,654)
Deferred income tax benefits	(15,348)	(7,791)	(45,686)
Income tax expense (benefits)	7,765	18,450	(51,340)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
Deferred tax assets
Tax losses carried forward	10,290	57,519
Write-down of inventories	15,540	26,608
Property, equipment and software	5,012	6,597
Share-based compensation	4,427	5,646
Warranty reserve	139	281
Operating lease right-of-use assets	—	260
Allowance for doubtful accounts	203	200
Total gross deferred tax assets	35,611	97,111
Less: Valuation allowance	(13,871)	(30,042)
Deferred tax assets, net of valuation allowance	21,740	67,069
Deferred tax liabilities
Operating lease liabilities	—	(260)
Total gross deferred tax liabilities	—	(260)
Net deferred tax assets	21,740	66,809

As of December 31, 2022 and 2023, the Company had tax loss carry-forwards of approximately US$53,652 and US$339,766 which arose from its PRC and offshore subsidiaries. Most of the PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years. The net operating loss carryforwards by the PRC mainland companies will expire in varying amounts between 2029 and 2034. PRC mainland companies tax losses of US$13,478, US$140, US$2,443, US$13, US$530, US$225,867 will expire, if unused, by 2029, 2030, 2031, 2032, 2033 and 2034, respectively. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of December 31, 2022 and 2023, valuation allowances of US$13,871 and US$30,042 were provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry-forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2021	2022	2023
Beginning balance	46,712	2,821	13,871
Additions (decreases) during the year	(43,891)	11,050	16,171
Ending balance	2,821	13,871	30,042

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

16.	Basic and diluted earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Years Ended December 31,
	2021	2022	2023
Basic earnings (loss) per share calculation
Numerator:
Net income (loss)	309,086	69,884	(414,153)
Denominator:
Weighted-average ordinary shares outstanding	2,521,667,815	2,560,106,403	2,579,202,596
Basic earnings (loss) per Class A and Class B ordinary share (US$ cent per share)	12.26	2.73	(16.06)

	For the Years Ended December 31,
	2021	2022	2023
Diluted earnings (loss) per share calculation
Numerator:
Net income (loss)	309,086	69,884	(414,153)
Denominator:
Weighted-average ordinary shares outstanding	2,521,667,815	2,560,106,403	2,579,202,596
Add: weighted-average RSUs	54,489,432	17,785,666	—
Weighted-average number of shares used in calculating diluted earnings (loss) per Class A and Class B ordinary share	2,576,157,247	2,577,892,069	2,579,202,596
Diluted earnings (loss) per Class A and Class B ordinary share (US$ cent per share)	12.00	2.71	(16.06)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive are as follows:

	For the Year
	Ended December 31,
	2021	2022	2023
Weighted-average RSUs	—	—	30,741,795
Share options	114,000,000	114,000,000	144,000,000
Warrants	70,833,345	—	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

17.	Contingencies

On April 15, 2021, a new putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain officers of the Company. The complaint alleges that the Company’s press release issued in February 2021 about increased visibility into revenue and the size and quality of orders the Company was receiving were materially false and misleading. Plaintiff claims that the truth about the Company’s revenue was revealed in April 2021, when the Company announced its latest financial results. On December 14, 2021, the Court so-ordered this stipulation. On February 7, 2022, lead plaintiffs filed an amended complaint asserting the same claims under Sections 10(b) and 20(a) of the Exchange Act against the same set of defendants. The amended complaint alleges the Company’s November 30, 2020 and February 10, 2021 press releases and the April 9, 2021 interview of the Company’s chief executive officer in an article published by Decrypt contained false and misleading statements regarding the pre-sale orders the Company had received and the Company’s ability to secure sufficient chip supply to meet the increasing demand for mining machines. On April 8, 2022, Canaan filed a motion to dismiss the amended complaint, which has been fully briefed as of July 7, 2022. On March 27, 2023, the Court granted the Company’s motion to dismiss in full. The Court also granted lead plaintiffs leave to amend their amended complaint within 30 days of the Court’s order. On May 10, 2023, lead plaintiffs informed the Court that they decided not to file a second amended complaint. On May 12, 2023, the Court entered the judgment dismissing this action with prejudice. Plaintiffs did not appeal.

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

18.	Subsequent events

On January 22, 2024, pursuant to the Securities Purchase Agreement, the Company closed the second tranche of the preferred shares financing (the “Second Tranche Preferred Shares Financing”) and issued 50,000 Preferred Shares in total at the price of US$1,000 per Preferred Share, raising total net proceeds of US$49,860. As of the date of the report, 45,000 Preferred Shares issued pursuant to the Second Tranche Preferred Shares Financing were converted to outstanding ADSs.

In connection with the issuance of the Preferred Shares, the Company also delivered additional 2,800,000 ADSs (42,000,000 Class A ordinary shares) as pre-delivery shares.

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

As of December 31, 2022 and 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Condensed Financial Information of the Parent Company

CONDENSED BALANCE SHEETS

	As of December 31,
	2022	2023
	US$	US$
ASSETS
Current assets:
Cash	5,682	6,902
Prepayments and other current assets	180	644
Total current assets	5,862	7,546
Non-current assets:
Investments in and receivables from subsidiaries	602,798	382,605
Total assets	608,660	390,151
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Preferred shares forward contract liabilities	—	40,344
Refund from depository bank – current	316	580
Other payable	80	524
Non-current liabilities:
Refund from depository bank – non-current	598	516
Total liabilities	994	41,964
Shareholders’ equity:
Ordinary shares	—	—
Subscriptions receivable from shareholders	—	—
Treasury stocks	(57,055)	(57,055)
Additional paid-in capital	492,220	653,860
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(36,913)	(43,879)
Retained earnings (accumulated deficit)	194,522	(219,631)
Total shareholders’ equity	607,666	348,187
Total liabilities and shareholders’ equity	608,660	390,149

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Operating expenses:
General and administrative expenses	(1,033)	(3,120)	(4,538)
Loss from operations	(1,033)	(3,120)	(4,538)
Interest income	—	1	323
Other income, net	316	316	337
Change in fair value of financial instruments	29,471	3,795	(10,918)
Excess of fair value of Series A Convertible Preferred Shares	—	—	(59,199)
Share of income (losses) from subsidiaries	356,491	58,734	(340,158)
Net income (loss)	385,245	59,726	(414,153)
Foreign currency translation adjustment, net of nil tax	(3,432)	14,444	(6,966)
Total comprehensive income (loss)	381,813	74,170	(421,119)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities
Receipt of refund from depository bank	—	—	520
Other cash used in operating activities	(1,014)	(3,078)	(4,459)
Net cash used in operating activities	(1,014)	(3,078)	(3,939)
Cash flows from investing activities
Decrease (increase) in receivables from subsidiaries	(136,643)	43,869	(84,760)
Net cash provided by (used in) investing activities	(136,643)	43,869	(84,760)
Cash flows from financing activities
Repurchase of warrants	—	(6,358)	—
Payment for repurchase of ordinary shares	(16,240)	(33,643)	—
Prepayment under share repurchase agreement	(90)	—	—
Payment for cost of issuance	(81)	—	—
Proceeds from issuance of ordinary shares and warrants	158,634	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	65,430
Proceeds from issuance of Series A Convertible Preferred Shares, net of issuance costs	—	—	24,575
Net cash provided by (used in) financing activities	142,223	(40,001)	90,005
Net increase in cash	4,566	790	1,306
Effect of exchange rate changes on cash	251	52	(86)
Cash, beginning of year	23	4,840	5,682
Cash, end of year	4,840	5,682	6,902