Form 20-F
period 2024-12-31
Canaan Inc.
filed 2025-04-18
CIK 1780652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

5,281,820,043 Class A ordinary shares were outstanding as of December 31, 2024

311,624,444 Class B ordinary shares were outstanding as of December 31, 2024

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☐

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

CANAAN INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2024

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADRs” are to American depositary receipts, which, if issued, evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents 15 of our Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Series A Convertible Preferred Shares” are to our series A convertible preferred shares, par value $0.00000005 per share;
●	“Series A - 1 Preferred Shares” are to our series A - 1 convertible preferred shares, par value $0.00000005 per share;
●	“PRC subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., and Canaan Creative (SH) Co., Ltd, Hangzhou Ruihong Technology.
●	“operating subsidiaries” are to, for the purpose of this annual report, Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., Canaan Creative (SH) Co., Ltd, Canaan Creative International PTE. Ltd., Canaan Creative Global Pte. Ltd., and Canaan U.S. Inc.
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the Company,” “our” and “Canaan” are to Canaan Inc. and its subsidiaries, as the context requires.

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

Glossary of Technical Terms

This glossary contains explanations of certain terms used in this annual report in connection with our company and our business. In this annual report, unless otherwise indicated:

●	“AICPA” are to American Institute of Certified Public Accountants;
●	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;
●	“CPU” are to computing processing unit;
●	“GPU” are to graphic processing unit;
●	“edge computing” are to a method of optimizing cloud computing systems by performing data processing at the edge of the network, near the source of the data;
●	“FPGA” are to field programmable gate array, an integrated circuit designed to be configured by a customer or a designer after manufacturing;
●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;
●	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;
●	“ICs” or “chips” are to integrated circuits;
●	“IoT” are to Internet-of-Things, the extension of internet connectivity into physical devices and everyday objects;
●	“ISO” are to the International Organization of Standardization;
●	“network computing power” are to the processing power of all the machines in the Bitcoin network;
●	“neural-network accelerator” are to a class of microprocessor designed as hardware acceleration for edge computing applications;
●	“nm” are to nanometer;
●	“PMU” are to power management unit, which is a microcontroller that governs power functions;
●	“POW” are to proof-of-work;
●	“Risc-V” are to an open source instruction set architecture, which is a set of instructions that describes the way in which software talks to an underlying processor, and Risc-V’s open source nature means that anyone can build a processor to support it without paying high royalty fees;
●	“SoC” are to a chip that integrates all components of a computer or other electronic systems;
●	“tape-out” are to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed;
●	“Thash” are to Terahash, the measuring unit of the processing power of the Bitcoin mining machine; and
●	“Thash/s” or “TH/s,” “GH/s” are to the measuring unit of hash rate. 1 TH/s = 1,000 GH/s.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with having a significant portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in issuers with a substantial level of China-based operations, anti-monopoly regulatory actions, regulatory actions for virtual currency-related business activities and mining activities and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

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

The Holding Foreign Companies Accountable Act

Our auditor, KPMG Huazhen LLP is independent registered public accounting firms that issue the audit reports included elsewhere in this annual report. Our securities will be prohibited from trading on a national securities exchange or in the over - the - counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission determines that Canaan has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to this determination. Consequently, we were conclusively identified as a “Commission - Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission - Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, we would be identified as a Commission - Identified Issuer following the filing of the annual report on Form 20 - F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over - the - counter trading market in the United States if it is identified as a Commission - Identified Issuer for two consecutive years in the future. See “ - D. Risk Factors - Risks Relating to Doing Business in the PRC - Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to Canaan Inc. by our PRC subsidiaries.

Under PRC law, Canaan Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2022, 2023 and 2024, Canaan Inc. did not provide loans to its PRC subsidiaries through its Hong Kong subsidiary. For the years ended December 31, 2022, 2023 and 2024, no cash generated from one of our subsidiaries was used to fund another subsidiary’s operations. And we do not have any policy in place that dictate such funding. As of the date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

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

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

●	Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.
●	We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
●	The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.
●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.
●	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
●	We lack a significant operating history in the Bitcoin mining space, and our strategic focus on this relatively new business is subject to a number of significant risks and uncertainties that could affect our future viability.
●	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.
●	Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.
●	Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.
●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

●	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.
●	Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.
●	The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.
●	If we fail to succeed in the edge computing market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be adversely affected.
●	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.
●	If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
●	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	We require various approvals, licenses, permits and certifications to operate our business in a variety of geographical regions across the globe. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.
●	We may be involved in legal and other disputes from time to time, whether arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees, or class action lawsuits from our shareholders.

Risks Relating to Doing Business in the PRC

●	Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.
●	Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.
●	PRC governmental authorities may influence or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, issuers with a substantial level of China-based operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Doing Business in International Markets

●	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
●	Our business operation and international expansion is subject to geopolitical risks.

Risks Relating to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If we issue additional equity securities in the future, you may suffer dilution, and trading price of our ADSs may decline.

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

Our revenues are primarily derived from the sales of Bitcoin mining machines and related parts and accessories, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. Bitcoin miners’ purchasing behavior is primarily driven by the expected economic returns of Bitcoin mining. An increase in the Bitcoin price is one of significant factors that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. Bitcoin price fluctuated significantly in the past few years and resulted in corresponding fluctuations of our sale of Bitcoin mining machines. We expect our results of operations to continue to be affected by the fluctuations of Bitcoin price, as a significant portion of our revenue is expected to come from the sales of Bitcoin mining machines and related parts and accessories. Any future significant reductions in the price of Bitcoin and Bitcoin network transaction fees, and/or the maintenance of a lower Bitcoin price for a long term will likely have a material and adverse effect on our results of operations and financial condition. For example, if the Bitcoin price or Bitcoin network transaction fees drop and fail to recover, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin mining machines. As a result, we may need to reduce the price of our Bitcoin mining machines. At the same time, if transaction fees increase to such an extent as to discourage users from using Bitcoins as a medium of exchange, it may decrease the transaction volume of the Bitcoin network and may affect the demand for our Bitcoin mining machines. We cannot assure you that the Bitcoin price will remain high enough to sustain our operations or that the price of Bitcoin will not decline significantly in the future. Further, fluctuations in the Bitcoin price can have an immediate impact on the trading price of our shares even before our financial performance is affected, if at all.

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

Furthermore, price reduction in our bitcoin mining machines due to a complex effect of demand-supply dynamics, which is significantly impacted by the fluctuations in Bitcoin price, may subsequently affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from 2023 to 2024 , we continued to experience low demand and low prices in the Bitcoin mining machine market. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million and US$100.6 million in 2023 and 2024, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The Bitcoin price drop in the past has also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payments. We consider the portion of the contract price on credit and not yet collected as implicit price concession and we recognize revenue based on subsequent information regarding our collection of such portion of the contract price. We did not provide price concession in 2023 and 2024. We had ceased to provide credit sales for our clients since the second half of 2020, and started to implement installment policy for some major customers who meet certain conditions in the second quarter of 2023. We may offer sales on credit to some of our customers in the future, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.

We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

Historically, we generated substantially all of our revenues from the sales of our Bitcoin mining machines that incorporate our proprietary ASICs. In 2022, 2023 and 2024, sales of our Bitcoin mining machines and related parts and accessories accounted for 94.8%, 83.1% and 82.6% of our revenues, respectively. We may continue to generate a significant portion of our revenue from the sales of Bitcoin mining machines in the foreseeable future. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

●	Another cryptocurrency displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;
●	Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies or displaced by another cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business;
●	Over time, the reward for Bitcoin mining (in terms of the amount of Bitcoin awarded per unit of computing power participated in the Bitcoin mining) will decline, which may reduce the incentive to mine Bitcoin. Specifically, the halving events occurred in May 2020, April 2024, and the next halving event is expected to place in 2028, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

If we cannot maintain the scale and profitability of our Bitcoin mining machines or successfully expand our business in the edge computing chip market, our business, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our Bitcoin mining machines could all have a material adverse impact on our business, financial condition and results of operations.

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

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain and edge computing chip technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in edge computing, deep learning, IoT, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if our technologies or solutions become obsolete because of new technologies, our products may no longer be attractive to customers. As a result, our business, results of operations and financial condition would be materially and adversely affected.

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

Our customers are based globally. As such, our business could be significantly affected by, among other things, the regulatory and policy developments in countries and regions where we operate, such as Singapore, China, the United States, Central Asia and Africa, and Southeast Asia Governmental authorities are likely to continue to issue new policies, laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

In the recent years, the PRC government has been actively advancing a crackdown on Bitcoin mining and trading in China. For example, on May 21, 2021, the 51st meeting of the Financial Stability and Development Committee of the State Council announced a crackdown on bitcoin mining and trading activities in China. Accordingly, provincial authorities in the PRC have taken action to gradually crack down on cryptocurrency mining. For example, Sichuan Province ordered cryptocurrency mining in the province be “screened, cleaned up and terminated.” Inner Mongolia Autonomous Region and Qinghai Province have taken similar actions to stamp out cryptocurrency mining. On September 15, 2021, the People’s Bank of China, or PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading (《关于进一步防范和处置虚拟货币交易炒作风险的通知》) (the “Circular No. 237”). Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, on September 3, 2021, China’s National Development and Reform Commission (NDRC) and nine other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities (《关于整治虚拟货币“挖矿”活动的通知》) (the “Circular No. 1283”) to restrict cryptocurrency mining activities in the PRC. Circular No. 1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “obsolete industry” in the Catalogue for Guiding Industry Restructuring (《产业结构调整指导目录》) (the “Catalogue”), which effectively prohibits investments in projects falling within this category. The Catalogue came into effect on December 30, 2021 and was later replaced by the version implemented on February 1, 2024, in which the cryptocurrency mining activities are still categorized as an “obsolete industry”. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits prescribed by the Catalogue. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the sales of our mining machine. While we have been actively exploring global markets and have had 69.7% of our total revenue generated from sales of Bitcoin mining machines and related parts and accessories and coming from the customers who undertake mining activities in countries outside of the PRC in 2024, the long-term impact of such restrictions could be detrimental to our business and profitability, and our business and results of operation may suffer and investors in our ADSs may lose part or all of their investment if further extreme restrictions follow.

Regulatory bodies in other jurisdictions, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. Restrictions imposed by the regulatory bodies in other jurisdictions may force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed in many countries. Thus, cryptocurrency faces an uncertain regulatory landscape in many countries. Some jurisdictions restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use Bitcoin mined with our Bitcoin mining machines to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. Furthermore, due to the environmental-impact concerns related to the potential high demand for electricity to support cryptocurrency mining activity, political concerns, and for other reasons, our customers may be required to cease mining operations without much or any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement. For example, due to the most recent power shortage and political unrest in Central Asia, some Bitcoin mining farms temporarily suspended mining activities in Central Asia. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in the markets where we sell our Bitcoin mining machines and related parts and accessories.

Some of our operating subsidiaries have a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.

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

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power participating in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation and their respective computing power per unit.

Additionally, the amount of Bitcoin awarded for solving each block is designed to decline approximately every four years, with the most recent halving event occurred in April 20, 2024. A strong growth in Bitcoin mining machines connected online can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and coupled with the decrease in Bitcoin reward per participated computing power unit, resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products, under the assumption that the price of Bitcoin does not increase enough.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

Advances in edge computing technology, Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2022, 2023 and 2024, we incurred research and development expense of US$81.8 million, US$64.8 million and US$61.3 million, respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for Bitcoin mining machines and edge computing products, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on Bitcoin mining or edge computing, but also new entrants that include well-established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of Bitcoin mining machines or edge computing products in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.

As a fabless IC design company, we do not own any IC fabrication facilities and outsource the fabrication process of our ICs to third-party foundry partners. In 2022, the value of the wafers we purchased from the three major third-party foundry partners accounted for 76.2% of our total procurement of the year ended December 31, 2022. In 2023, the value of the wafers we purchased from one major third-party foundry partner accounted for 55.2% of our total procurement of the year ended December 31, 2023. In 2024, the value of the wafers we purchased from one major third-party foundry partner accounted for 64.0% of our total procurement of the year ended December 31, 2024. It is important for us to have a reliable relationship with our current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.

As we rely on limited numbers of third-party foundry partners, we cannot guarantee that they will be able to meet our manufacturing requirements. The ability of our third-party foundry partners to provide us with foundry services is limited by their technology migration, available capacity, existing obligations and global semiconductor supply, and is subject to evolving international trade regulations, export control restrictions, and geopolitical developments that may impact the global semiconductor supply chain. If these third-party foundry partners fail to succeed in their technology migration or secure enough semiconductors, they will not be able to deliver to us qualified ICs in a sufficient amount, which will significantly affect our technological advancement and shipment of Bitcoin mining machines. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down. We recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments ofUS$93.6 million, US$190.2 million and US$100.6 million in 2022, 2023 and 2024, respectively. The carrying value of our inventories was US$211.6 million, US$142.3 million and US$94.6 million as of December 31, 2022, 2023 and 2024, respectively.

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

As the markets for Bitcoin mining machines and edge computing chip applications are relatively young and still developing, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business is subject to the varying order patterns of the Bitcoin mining machine and edge computing products markets. In addition, many of the regions in which our products are purchased have varying holiday seasons that differ from traditional patterns observed by other semiconductor suppliers and these seasonal buying patterns can impact our sales. We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. Though we have experienced significant revenue growth in the past, there is no guarantee that our revenue will continue to grow or at all. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged. Conversely, if we overestimate customer demand, we may reduce our orders or delay shipments of our products from units forecasted, and our total revenue in a particular period could be lower than expected.

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

To accomplish our growth strategies and manage the future growth of our operations, we will be required to enhance our research and development capabilities, improve our operational and financial systems, and expand, train and manage our growing and diversifying employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, research institutions, third-party manufacturers and other third parties. Moreover, as we introduce new products or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar.

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

In addition to IC fabrication, we rely on a limited number of production partners for the testing and packaging of our ASICs. Reliance on these third parties for the testing and packaging of our ASICs presents significant risks to us, including the following:

●	limited control over delivery schedules, quality assurance, final test yields and production costs;
●	potential failure to obtain, or delay in obtaining, key process technologies;
●	failure by us to find an alternative supplier in response to evolving international trade rules or export restrictions;
●	capacity shortages during periods of high demand;
●	shortages of materials;
●	unauthorized use of our IP;
●	limited warranties on ICs or products supplied to us; and

The ability and willingness of our production partners to adequately and timely perform is largely beyond our control. If one or more of these production partners fails to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. If these production partners fail to deliver quality products and components to us on time and at reasonable prices, we could face difficulties in fulfilling our customers’ orders, our total revenue could decline and our business, financial condition and results of operations would be adversely affected.

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

In 2022, we generated net income of US$69.9 million, while experienced negative cash flow from operating activities of US$182.6 million. In 2023, we incurred negative cash flow from operating activities of US$123.6 million and a net loss of US$414.2 million. In 2024, we incurred negative cash flow from operating activities of US$199.3 million and a net loss of US$249.8 million. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, up-front investment for our mining business, our ability to grow our edge computing business and manage our product mix and our ability to secure favorable commercial terms from suppliers.

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

We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2022, 2023 and 2024, the outstanding balance of prepayments we made to our third-party foundry partners amounted to US$150.6 million US$37.7 million and US$10.3 million, respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2022, 2023 and 2024, our trade receivables amounted to nil, US$3.0 million and US$1.5 million, respectively. We may have trade receivables in the future and there can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

Edge computing technologies are constantly evolving, and any flaws in or misuse of edge computing technologies, even if committed by other third parties, could have a negative impact on our business, reputation, brands and the general acceptance of edge computing solutions by society.

Edge computing technologies are still in a preliminary stage of development and are constantly evolving. As with many disruptive innovations, edge computing technologies present risks and challenges that could affect user perception and its adoption. Any flaws in or insufficiencies of edge computing technologies, and any inappropriate or premature usage thereof, whether actual or perceived, and whether by us or by other third parties, may dissuade prospective customers from adopting edge computing solutions, and may impair the general acceptance of edge computing technologies by society. Moreover, edge computing technologies are covered extensively, and in many instances critically, by various news media across the world. There is no assurance that our edge computing products will not be misused or applied in a way that is inconsistent with public expectations. Any misuse of our edge computing technologies, whether actual or perceived, and whether by us or by other third parties, could negatively impact our brands and reputation, and in turn our business, financial condition and results of operation.

If we fail to succeed in the edge computing chip market or other new application markets we seek to penetrate into, our revenues, growth prospects and financial condition could be adversely affected.

While we have been developing our edge computing chip business, sales of Bitcoin mining machines continue to account for a substantial majority of our total revenue. Our edge computing chip revenue was US$1.4 million, US$1.0 million and US$0.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. Our future revenue growth of our edge computing chip business will depend largely on our ability to successfully expand our business in the edge computing chip market and penetrate into new application markets. We cannot predict how or to what extent the demand for our products will develop going forward. Furthermore, as ASICs may not develop into mainstream solutions for edge computing technologies and applications, we might not be able to capitalize on the growth in the market for edge computing technologies and applications with our ASICs. If the edge computing chip market does not develop as we currently anticipate and we are unable to penetrate into new application markets, our future revenue and profits could be adversely affected.

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

We have adopted a strategy managing our Bitcoin mining operations in international markets through collaboration with cryptocurrency mining operators. However, there is a significant risk that we will be unable to achieve the anticipated benefits from such strategic collaborations, which would damage our business and could lead to the loss of our investment in Bitcoin mining, for a variety of reasons, including, among others:

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

Our mining strategy presently includes the ownership and operation of facilities by us. We selectively explore new business initiatives that synergize with our existing businesses. We have limited operating history as the owner and operator of a mining facility, and our prospects in operating mining facilities are subject to a number of uncertainties, including the cost of site acquisition, development of operational expertise, ongoing operational costs, and other risks that may not presently be foreseen. As such, our limited history under the current business model may not serve as an adequate basis for evaluating our prospect and future operating and financial results, including, among others, our revenue growth, operating cash flows and operating margins.

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

Our share capital is designated into Class A ordinary shares, Class B ordinary shares and Series A Preferred Shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. No voting rights are carried by the Series A Preferred Shares. Mr. Nangeng Zhang, our chairman and chief executive officer, beneficially own 100% of our Class B ordinary shares, representing approximately 46.2% of the aggregate voting power of our issued and outstanding share capital as of the date of this annual report. However, the interests of our chairman and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.

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

We currently operate in Singapore, the PRC and the United States, export our products globally, and derive sales from sales of our products to customers globally. In addition, we rely on suppliers in multiple jurisdictions, including suppliers in the United States, for the supply of certain equipment and tools, such as our electronic design automation, a development tool. Changes and potential changes to trade policies, tariffs, export controls, economic sanctions, and supply chain restrictions in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes or potential changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

In recent years, the U.S. government has imposed various restrictions on both inbound and outbound trade and investments. On April 2, 2025, President Trump issued an Executive Order to pursuant to the International Emergency Economic Powers Act (IEEPA) imposing a reciprocal 10% tariffs on almost all goods imported into the United States, effective April 5, 2025. Effective April 9, 2025, individualized higher IEEPA tariffs apply to goods originating from countries with trade surpluses with the United States, including China, among other countries. The increased tariffs further impose additional challenges and constraints on any future international expansion to the United States we may undertake. In 2024, a certain portion of our revenue was generated in the U.S. market, primarily through exports from our Malaysian operations. As of the date of this annual report, certain products we sell from Malaysia to the United States are subject to a 10% tariff pursuant to the tariff policy announced by Trump administration on April 9, 2025. Furthermore, since February 2025, the Trump administration and China have introduced successive rounds of tariff increases on each other’s imports, and the final tariff rates between them remain subject to change and policy developments. As of the date of this annual report, a tariff of up to 245% imposed by the Trump administration applies to all imports from China. Increased tariffs, import restrictions, or retaliatory trade actions could lead to higher input costs, supply delays, and reduced operational flexibility. We cannot predict how tariff policies in various countries may further evolve or anticipate any potential impacts of subsequent developments in such policies on our business. If we, our customers, or other business partners become subject to these measures, our business, financial condition, and results of operations could be materially and adversely affected.

On October 28, 2024, the Office of Investment Security of the U.S. Department of the Treasury issued a final rule to implement President Biden’s August 2023 Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern. This executive order provided for the establishment of a new and targeted national security regulatory framework directed at controlling outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China and the Special Administrative Regions of Hong Kong and Macau. This rule became effective on January 2, 2025 (the “Outbound Investment Rule”). As implemented by the Outbound Investment Rule, the new framework imposes notification requirements and prohibitions on specified investments by U.S. persons in the semiconductor and microelectronics sector, quantum information technologies, and artificial intelligence systems. Within the semiconductor and microelectronics sector, prohibited investments will include certain covered investments in electronic design automation software; certain fabrication and advanced packaging tools; the design, fabrication, or packaging of certain advanced integrated circuits, and supercomputers. Notifiable investments will include any covered investments related to the design, fabrication, or packaging of integrated circuits not otherwise covered by the prohibition. Persons from countries of concern engaged the development of the foregoing technologies are defined as “Covered Foreign Persons,” and certain investments by U.S. persons in Covered Foreign Persons are subject to the Outbound Investment Rule, including acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund related to Covered Foreign Persons. We may be deemed a Covered Foreign Person under the Outbound Investment Rule because we are engaged in the design of integrated circuits. Even though U.S. persons’ acquisitions of certain publicly traded securities (such as the ADSs) will be exempted from the notification requirements and prohibitions under the Outbound Investment Rule, the Outbound Investment Rule could still limit our ability to raise additional capital from U.S. investors, which could increase our cost of capital or prevent us from raising sufficient capital when needed, negatively impacting our business, financial condition and prospects.

Furthermore, in January 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) issued an interim final rule expanding export control requirements applicable to advanced computing semiconductors and certain related technologies. Under the new rule, semiconductor foundries and other upstream suppliers may be required to obtain export licenses for shipments of advanced integrated circuits, even where such chips were previously not subject to export restrictions. As a result, a number of suppliers across the global semiconductor supply chain may face heightened compliance obligations or delays in securing necessary licenses. These regulatory changes could lead to supply chain disruptions, extended lead times, or increased costs for critical components, which in turn could adversely affect our business, financial condition and results of operations.

Additionally, we plan to sell certain of our edge computing chips and products to PRC manufacturers who will then incorporate our edge computing chips and products into final products such as smart appliances. While our edge computing chip products sold to PRC customers are not currently subject to increased tariffs directly, the products of our PRC customers that incorporate our edge computing chip products may be subject to these tariffs. We cannot assure you that future restrictions on trade and tariffs implemented by the United States will not affect our products, which would negatively affect our expansion plans as well as our financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the PRC government, the implementation of regulations in the United States restricting the export of semiconductor and advanced computing products and technology to China, prohibitions on U.S. persons investing in the publicly-traded securities of certain Chinese companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. For more details, please see “—Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Further political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. There is uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. The measures taken by the United States and PRC government may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

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

We face significant challenges with respect to cyber-security and data privacy, including the receipt, processing, storage, and transmission of the data of our customers and others, much of which is confidential. While our principal business activities do not involve large amount of registered users and deal with vast amount of user data, we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers and E-mail accounts. As of December 31, 2024, our online discussion forum had far less than one million of registered users.

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

We have previously been subject to class action lawsuits. While there are currently no pending or ongoing class action lawsuits against us, if we were involved in a class action suit in the future, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such legal proceedings, including potential class action lawsuits, regardless of their outcome, could adversely impact our reputation, disrupt our operations, and limit our ability to raise capital. If we are unsuccessful in defending against such claims, we could be subject to significant monetary damages or injunctive relief, which could have a material adverse effect on our business, financial condition, and results of operations.

Historically, a significant portion of our revenue was contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our revenue may decrease and the financial condition and results of operations of us may be materially and adversely affected.

Historically, a significant portion of our revenue was contributed by a limited number of clients. For example, for the year ended December 31, 2022, our top three customers account for 33%, 22% and 16% of total revenue from us, respectively. For the year ended December 31, 2023, our top three customers account for 14%, 7% and 4% for total revenue from us, respectively. For the year ended December 31, 2024, our top three customers account for 11%, 11% and 6% of total revenue from us, respectively. We may continue to generate a significant portion of our revenue from a limited number of clients in the future. In addition, although we plan to continue to expand our client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed or that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and the financial condition and results of operations of us may be materially and adversely affected.

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

Our operations may require additional capital or financing from time to time in order to achieve further growth. We have convertible preferred shares liability of approximately US$68.1 million and secured term loans of approximately US$23.9 million as of December 31, 2024. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

We are subject to regulation by government authorities in the PRC and other countries where we have operations. These relevant regulatory authorities may have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, these relevant regulatory authorities may possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. Any of these events could have a material adverse impact on our results of operation.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. There is also the prospect of a brewing global recession as the result of the COVID - 19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

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

PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, issuers with a substantial level of China-based operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct a substantial portion of our business through our PRC operating subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals, which could result in a material adverse change in our operations and/or the value of our ADSs. Also, the PRC governmental authorities have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in issuers with a substantial level of China-based operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, the PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference, but have limited precedential value. Recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because some of these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent with past practices. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and directives, some of which are not published and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In 2021, the PRC government announced its plans to enhance its regulatory oversight of companies with a substantial level of China - based operations listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities (《关于依法从严打击证券违法活动的意见》) issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed companies with a substantial level of China - based operations with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by such companies; and
●	extraterritorial application of China’s securities laws.

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

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Consequently, we were conclusively identified as a “Commission-Identified Issuer” on May 26, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Our business operation and international expansion is subject to geopolitical risks. We rely on our production partners in and outside of PRC for the fabrication, testing and packaging for our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners outside of PRC to fulfill their contractual obligations and ship the ASICs to our PRC operations and partners. For example, a January 2025 interim final rule released by the BIS placed additional license requirements before semiconductor foundries could ship to certain of our downstream production partners. Restrictions such as the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

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

We may require additional financing, which may not be available on favorable terms or at all, and which may result in dilution of the equity interest of the holders of ADSs.

We may require additional financing to fund research and development, expansion of production scale, and other general corporate purposes. We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our business and operating results.

If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to significantly reduce or refocus our future plans, resulting in increased costs.

Alternatively, to obtain needed funds for acquisitions or operations, we may seek to issue additional ADSs representing our ordinary shares, or issue equity-linked debt, or we may choose to issue preferred shares, in either case through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of such equity financings, may result in dilution to the holders of ADSs.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We were subject to such requirement starting from fiscal year 2020. As we are no longer an “emerging growth company” since December 31, 2024 as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe we were not a passive foreign investment company, or PFIC, for United Sates federal income tax purposes for our taxable year ended December 31, 2024, although there can be no assurance in this regard.

In general, we will be a PFIC for United States federal income tax purposes for any taxable year if, after applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value of our assets (generally determined based on an average of the quarterly asset values for such year) is attributable to assets that produce or are held for the production of passive income.

The determination of whether we are a PFIC is made annually and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. Moreover, the U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

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

On November 10, 2023, we entered into an at market issuance sales agreement with B. Riley Securities, Inc. as a sales agent. From November 10, 2023 to December 31, 2023, we utilized the agreement with B. Riley Securities, Inc. for fundraising and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS.

On November 27, 2023, we entered into a securities purchase agreement with an institutional investor (the “Buyer”), pursuant to which we agreed to issue and sell to the Buyer up to 125,000 Series A Preferred Shares at the price of US$1,000.00 for each Series A Preferred Share (the “Series A Preferred Shares Financing”). The Series A Preferred Shares Financing was conducted in three tranches. The first tranche and second tranche of the Series A Preferred Shares Financing were closed on December 11, 2023 and January 22, 2024, raising total gross proceeds of US$25 million and US$50 million, respectively. On September 27, 2024, we closed the third and final tranche of the Series A Preferred Shares Financing, raising additional total gross proceeds of US$50 million. As of the date of this annual report, the third tranche of 50,000 Series A Preferred Shares are issued and outstanding, and 8,000,000 ADSs are issued and outstanding as pre-delivery shares for Series A Preferred Shares Financing.

On November 19, 2024, the Company entered into a securities purchase agreement with the Buyer, pursuant to which the Company agreed to issue and sell to the Buyer 30,000 Series A-1 Convertible Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. On November 25, 2024, we closed the Series A-1 preferred shares financing, raising total gross proceeds of US$30 million. All aforementioned Series A-1 Preferred Shares have been converted into Class A ordinary shares.

On December 23, 2024, we entered into a sales agreement (the “ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. as sales agents. We filed a new prospectus supplement dated December 23, 2024, setting up the new at-the-market equity offering program (the “ATM Program”), under which we may sell up to an aggregate of US$270 million of the ADSs, each representing fifteen Class A ordinary shares of the Company, through or to the sales agents. From December 23, 2024, to March 26, 2025, the date of our earnings release for the fourth quarter of 2024, we utilized the ATM Program for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS. We did not utilize the ATM after February 19, 2025 as of the filing date of the 2024 annual report.

On March 6, 2025, we entered into a Securities Purchase Agreement with an institutional investor, relating to the purchase of up to 200,000 Series A-1 Preferred Shares at US$1,000.00 for each Series A-1 Preferred Share, providing with total gross proceeds of up to US$200 million (the “Preferred Shares Financing”). The first tranche closing under the Preferred Shares Financing was completed on March 10, 2025, where an initial US$100 million has been received. We also delivered 7,000,000 ADSs as pre-delivery shares. According to the Securities Purchase Agreement, the closing of the second tranche of preferred shares financing (the “Second Tranche”), would be contingent upon the fulfillment of certain conditions and mutual agreement between us and the institutional investor. As of the date of this annual report, neither we are obliged to sell, nor the institutional investor is obliged to purchase for the Second Tranche.

The principal executive offices of our main operations are located at 28 Ayer Rajah Crescent #06-08, S139959, Singapore. Our telephone number at this address is +65 6305 6618. Our registered office in the Cayman Islands is located at P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find such information on our website https://investor.canaan-creative.com.

B.	Business Overview

We primarily focus on providing crypto mining solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and the expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, our operating subsidiaries have delivered Risc-V architecture-based edge computing chips applicable to smart digital devices. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the years ended December 31, 2022, 2023 and 2024, we generated revenue of US$32.5 million, US$34.0 million and US$44.0 million from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;

●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales, as well as our relationship with global mining farms; and

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip design to Bitcoin mining machines and edge computing chips. We, through our operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design.

Moreover, we have established in-house production capabilities to assemble both Bitcoin mining machines and edge computing chips. We primarily assemble our Bitcoin mining machines at our assembly plant in the PRC and through collaborations with selected assembly partners in Southeast Asia, by integrating our self-designed ICs with other sourced components. We believe our outstanding technical expertise and production experience in IC development chain enable us to continuously introduce ICs with higher performance and power efficiency for application in both the blockchain and edge computing chip fields.

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

Our Products

Bitcoin Mining Machines

Our technology and expertise in ASIC applications are primarily dedicated to the design, development, production and sales of our proprietary ASIC-based Bitcoin mining machines under the AvalonMiner brand. We, through our operating subsidiaries, offer a single line of Bitcoin mining machines, under the AvalonMiner brand to customers in North America, West Asia, Southeast Asia, Europe, Africa, and other countries across the globe. Our AvalonMiner Bitcoin mining machines feature our proprietary ASICs, and the ASICs are integrated with other components we procured, including a circuit board, PMU boards, a cooling fan, heat sensors, and enclosed with an aluminum casing. Historically, we introduced new series of Bitcoin mining machines almost every year incorporating the latest technological development in terms of ASIC design and process technology. We, through our operating subsidiaries, also sell Bitcoin mining machine parts and accessories, including power supply units, fans, cables, and containers for mining machines that our customers, especially our overseas customers, purchase along with Bitcoin mining machines.

Set forth below are certain specifications of our selected AvalonMiner products.

		Computing	Power
		Power	Consumption
Bitcoin Mining Machine	Release Year	(TH/s)	(J/THs)
A8 Series	2018	13-15	109.0
A9 Series	2019	20	72.5
A10 Series	2019	50	65.0
A11 Series	2019	68-81	42.0-47.0
A12 Series	2020	90	38.0
A13 Series	2022	110-130	25.0-30.0
A14 Series	2023	150	21.5
A15 Series	2024	218-261	16.8-19

Our immersion-cooled mining machines are specifically designed to be deployed in quiet immersion-cooled environments, featuring relatively higher hash rate, better overclocking capability, more efficient heat dissipation, and reduced wear-and-tear compared to traditional air-cooled mining machines. Our most advanced immersion-cooled mining machine model is Avalon A1566I with a designed hash rate of 261TH/s.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. Along with the deployment of our Bitcoin mining machines into our Bitcoin mining business, as of December 31, 2024, the net carrying value of mining equipment located in Ethiopia and North America was US$17.6 million and US$3.0 million, respectively.

Avalon Box: Integrated One-Stop Bitcoin Mining Solutions

In recent years, we further expanded our product offerings by introducing the Avalon Box, an integrated, containerized bitcoin mining solution designed to streamline computing power deployment and enhance mining operational efficiency. Tailored for industrial-scale mining operations, the Avalon Box combines optimized ventilation and cooling systems, and plug-and-play infrastructure within a mobile and scalable container that enables the adaptation of high-performance Avalon miners. This turnkey solution enables rapid on-site deployment in diverse geographies, offering miners enhanced flexibility. Leveraging our design and manufacturing expertise, the Avalon Box strengthens our commitment to delivering holistic, infrastructure-ready mining systems that address the evolving needs of global mining enterprises.

Avalon Home: Consumer-Level Bitcoin Mining Devices

To further democratize access to bitcoin mining, we launched the Avalon Home series in 2024, a new line of compact, energy-efficient mining devices crafted for individual users and home environments. The Avalon Home series represent our first step into the consumer mining market, blending reliable hash rate output with user-friendly interfaces, low noise operation, and streamlined connectivity. These products are ideal for individual enthusiasts and early adopters seeking to participate in the Bitcoin ecosystem without the complexity of industrial setups. With the Avalon Home series, we aim to empower a broader range of users to support network decentralization and engage with digital assets from the comfort of their homes. Our Avalon Home series currently encompass the Avalon Nano 3/3S, a desktop mining heater; the Avalon Mini 3, a quiet home heater with integrated mining capabilities; and the Avalon Q, our first low-noise home mining device that supports 110V, and are compatible with major global voltage standards.

ASICs for Edge Computing Applications

We, through our operating subsidiaries, began to develop ASICs for edge computing applications since 2016 and completed the tape-out of our edge computing chips in June 2018. Our edge computing chips are miniaturized chips characterized by high-performance and low energy consumption. Each edge computing chip is designed with an artificial neural-network and high-performance processors, which mainly provides heterogeneous, real-time and off-line edge computing applications. We, through our operating subsidiaries, have delivered commercial edge computing chips based on Risc-V architecture and self-developed neural- network accelerator with outstanding performance. Through the development of various generations of ASICs for Bitcoin mining, we have accumulated significant experience in reducing the size and increasing the power efficiency of the ASICs while achieving high computing power.

Set forth below is a summary of the milestones and status of the development of our edge computing chip products.

Product	Status
Kendryte K210 - 28nm	● Released in September 2018
● Mass production and shipment of final products in 4th quarter 2018
Kendryte K510 - 28nm	● Released in July 2021
● Mass production and shipment of final products in 4th quarter 2021
Kendryte K230 - 12nm	● Released in November 2022
● Mass production and shipment of final products in 1st quarter 2024

Our edge computing chips empower our clients to provide edge computing solutions in the field of IoT through its machine vision and machine hearing capabilities. These capabilities have the potential to be applied in a number of solutions in the field of IoT that involve automation, image and voice recognition, motion control and authentication. Our edge computing chips can also be used for the several applications. For example, image and voice recognition can be used as an authentication method for devices, such as machine vision-powered face unlock for smart door-locks, and commercial transactions, such as smart entrances.

To enhance the robustness of our edge computing ecosystem and ultimately to provide better user experiences, we offer comprehensive developer support to facilitate the development of edge computing applications. We, through our operating subsidiaries, have also actively explored collaboration with business partners and have integrated our edge computing chips in different IoT vertical markets, such as smart locks and smart meters.

Sales and Marketing

We, through our operating subsidiaries, conduct the marketing of our Bitcoin mining machines mainly through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website, which is updated periodically. From time to time, we, through our operating subsidiaries, maintain a presence on social media in order to raise awareness of our brand. In the first half of 2022, we, through our operating subsidiaries, launched an online store mainly targeting retail customers from overseas markets. In 2024, our online stores and channels have reached 80 countries and regions.

We have assembled a dedicated team of marketing personnel and software engineers to focus on the development and marketing of our edge computing chip products. To generate interest from our customers, we actively promote our latest research and development achievements and display our sample products. We are also in the process of working with a number of industry participants to further explore their interest in our edge computing products.

Our Customer Base

Historically, a substantial portion of our revenues were generated from the sales to customers located in the PRC. Because of the adverse changes in the PRC regulatory environment, we have expanded into global markets and began to generate considerable sales from customers outside the PRC. We generated 97.2%, 34.3% and 69.7% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories from sales to customers outside the PRC, in 2022, 2023 and 2024, respectively.

Bitcoin Mining Machines

We, though our operating subsidiaries, generally sell our Bitcoin mining machines and related parts and accessories to individual or corporate customers on a first-pay-first-serve basis, though we prioritize certain customers that we believe have stronger potential for a longer-term relationship. Our operating subsidiaries generally do not enter into long-term agreements with our mining machine customers. Sales are typically made on one-off sales contract or purchase order bases. Our mining machines are primarily distributed through direct sales, but we also sell through distributors. In certain regions, such as Southeast Asian countries, sales through distributors can be very significant. Nevertheless, our operating subsidiaries do not restrict resales of our mining machine products by our customers. Except for situations where our Bitcoin mining machines have major defects upon delivery, our customers cannot return or exchange their purchases for upgrades, even in the event that their old Bitcoin mining machines may no longer be economical for Bitcoin mining purposes.

To align with the geographical evolvement of our clients’ locations, we have expanded into global markets and the revenue contribution from customers outside the PRC, such as customers in North America, West Asia, Southeast Asia, Europe and Africa, accounted for 69.7% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories in 2024.

Edge Computing Applications

Our edge computing applications are primarily sold to companies in the IoT industry. We plan to increase our sales and marketing efforts to cover major customer groups in the IoT field. While our current distribution method is to sell our edge-computing ASICs directly to smart device developers, we plan to also sell our products through distributors in the future.

Research and Development

We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by Mr. Nangeng Zhang, our chairman and chief executive officer. Mr. Zhang and his team invented one of the first cryptocurrency mining machines incorporating ASIC technology.

To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 151 team members, which is responsible for chip design and optimization and (ii) an edge computing chip products group consisting of 112 team members, which are responsible for the design of our Kendryte series including algorithm optimization and end application, both as of December 31, 2024.

As of December 31, 2024, our research and development team is comprised of 263 members, representing approximately 56.8% of our total employees. Our research and development team includes 155 members with a master’s degree or above. In addition, Mr. Zhang, as our chairman and chief executive officer, leads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.

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

Research and Development Achievements

Our research and development efforts have yielded significant results that enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents while the rest are part of our proprietary trade secrets. As of December 31, 2024, we, through our subsidiaries, have registered 298 patents in the PRC, 32 patents in Hong Kong, 3 patents in Taiwan, 16 patents in the Singapore, 30 patents in Australia, 15 patents in the United Kingdom, 20 patents in the United States, 13 patents in the Eurasian Patent Organization, 10 patents in the Canada, 46 patents in the European Union Intellectual Property Office, one patent in the European Patent Office, three patents in the Japan, and one patent in the Korea. The total of 488patents include 138 inventions, 147 utility model patents and 203exterior design patents. We have also, through our PRC subsidiaries, registered 127software copyrights and 82 IC layout-design rights in the PRC, as of December 31, 2024.

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

Assembly Plant

We have in-house capabilities to produce our products at our assembly plant located in the PRC with a total gross floor area of 7,465.5 square meters. Also, leveraging our Singapore headquarters, we have diversified our supply chain by adding production and logistic resources in Southeast Asia in the second quarter of 2022. Subject to the amount of ICs obtained from our production partners, we have the flexibility to adjust the production capacity of our Bitcoin mining machines. For example, we can adjust the assembly worker’s shifts in response to the purchase orders we receive.

Quality Control

We emphasize quality control in all aspects of our operations. From product development, component sourcing to product assembly and delivery, we strictly control the quality of our products and components, to ensure our Bitcoin mining machines meet our stringent internal standards as well as international and industry standards. We also require our fabrication, packaging and testing service providers to apply their stringent quality control standards. In particular, among the certifications obtained from other jurisdictions, our operating subsidiaries have attained the CE certification and U.S. Federal Communication Commission certification for some of our AvalonMiner products.

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

We, through our operating subsidiaries, have devised a standard operating procedure for customer service. By the end of year 2024, we have expanded our service capabilities with over 20 aftersales service stations worldwide. We, through our operating subsidiaries, collect and record customer feedback and complaints from different channels and make timely responses in order to achieve customer satisfaction.

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

Intellectual Property

We consider our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2024, we, through our operating subsidiaries, had registered had registered 602 trademarks, including 99 in the PRC, 58 in Hong Kong, 41 in Republic of Singapore, 31 in European Union, 35 in Kazakhstan, 30in the United Kingdom, 29 in Malaysia, 28 in Russia, 27 in Commonwealth of Australia, 20 in Japan, 18 in Republic of Korea, 18 in the Kingdom of Norway, 18 in Indonesia, 17 in the United States, 17 in Iceland, 17 in the United Arab, Emirates, 16 in Taiwan, 15 in Kingdom of Thailand, 14 in Republic of Turkey, nine in Argentina, eight in Canada, 8in Uruguay, eight in Republic of the Philippines, six in United Mexican States, six in Republic of Peru, four in Grenada, three in India, and two in Malaysia.

As of December 31, 2024, we, through our subsidiaries, have registered 298 patents in the PRC, 32 patents in Hong Kong, three patents in Taiwan, 16 patents in Singapore, 30 patents in Australia, 15 patents in the United Kingdom, 20 patents in the United States, 13 patents in the Eurasian Patent Organization, 10 patents in Canada, 46 patents in the European Union Intellectual Property Office, one patent in the European Patent Office, three patents in Japan, and one patent in Korea. The total of 488 patents includes 138 invention patents, 147 utility model patents, and 203 exterior design patents. We have also, through our PRC subsidiaries, registered 127 software copyrights and 82 IC layout-design rights in the PRC, as of December 31, 2024.

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

Employees

As of December 31, 2024, we and our operating subsidiaries employed a total of 463 employees that are classified as follows:

		Percentage of
	Number of	Total Number
Function	Employees	of Employees
Management	34	7.3%
Sales and marketing	38	8.2%
Research and development	263	56.8%
Others	128	27.7%
Total	463	100.0%

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

Properties

Our operating subsidiaries lease all real estate properties in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2024, we and our operating subsidiaries occupied a total of 11 properties with an aggregate gross floor area of approximately 18,200 square meters.

Environmental Matters

Our operating subsidiaries are subject to environmental laws and regulations in the jurisdictions where they operate. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all material applicable requirements under relevant environmental laws and regulations. Due to the nature of our operations, the waste we produce is not hazardous and has minimal impact on the environment.

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

If a cryptocurrency is a security, securities-based derivatives contract or unit in a collective investment scheme pursuant to the SFA, if a person intends to offer it for sale, it would need to prepare and lodge a prospectus, unless the sale falls within an exemption under the SFA, such as a private placement or a small offer exemption. A private placement under the SFA requires, among other things, the offers to be made to no more than 50 persons within any period of 12 months. A small offer under the SFA requires, among other things, the total amount raised from the offers within any period of 12 months not to exceed SGD 5 million or its equivalent in a foreign currency. If a person intends to act as a broker for the sale or purchase of such a cryptocurrency, it would need to obtain a capital markets services license for dealing in capital markets products.

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

Regulations on intellectual property

The Intellectual Property Office of Singapore (“IPOS”) administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s (“WTO”) Agreement on Trade Related Aspects of Intellectual Property Rights.

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

Regulations on personal data protection

The Personal Data Protection Act 2012 (“PDPA”) regulates the collection, use and disclosure of personal data by private sector organisations. Based on business operations of the Singapore subsidiaries, the PDPA will only apply to regulate the Singapore subsidiaries’ relationships with its job applicants, employees, contractors and customers (insofar as personal data is involved in the purchase of the equipment and spare parts). The PDPA generally requires organizations to provide notifications and obtain consents prior to the collection, use and disclosure of personal data.

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

SAFE Circular 19

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》), or SAFE Circular 19, which came into effect on June 1, 2015 with its last amendment on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises, or the FIE, shall be subject to a discretional foreign exchange settlement, or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) and can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily determined as 100%. Renminbi converted from a foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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

Further, the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, regulates “money transmitters,” including certain administrators and exchangers of cryptocurrencies, and state laws also regulate money transmission; more generally, cryptocurrency transactions may implicate a variety of federal and state laws designed to counter money laundering. In January 2023, the House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. In February 2023, Bipartisan leadership of the Senate Banking Committee announced a similar goal. In January 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit, which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

Cryptocurrency mining remains largely unregulated at the federal and state levels. In January 2024, the SEC approved a series of spot Bitcoin exchange-traded funds (ETFs), which have since attracted substantial investment. In February 2024, the U.S. Energy Information Administration (EIA) initiated a six-month survey to collect data on electricity usage within the cryptocurrency mining sector. The stated aim was to assess geographic growth trends and energy sourcing. Following a lawsuit, the U.S. Department of Energy suspended the survey and ordered destruction of previously collected data. Although the EIA indicated in July 2024 that it intended to restart the survey, no formal restart has occurred as of the date of this filing. In January 2025, President Donald Trump issued an executive order establishing a presidential working group focused on regulatory clarity for digital assets, and on March 6, 2025, he signed an executive order establishing a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile. Legislative bodies in both chambers of Congress have also announced a bipartisan working group with the stated objective of drafting comprehensive legislation to regulate digital assets, and multiple hearings have been held on the subject of fair access to financial services for digital asset companies.

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

The following is a list of our principal subsidiaries as of the date of this annual report on Form 20-F, and their respective date of incorporation, jurisdictions of incorporation, principal activities and the ownership interest we hold:

	Place of	Equity interest
Name of principal subsidiaries	incorporation	held	Principal activities
Canaan Creative Global Pte. Ltd.	Singapore	100%	International headquarters, research and development of ICs, international distribution of mining equipment and spare parts

Canaan Creative (HK) Holdings Limited	Hong Kong Special Administrative Region	100%	Research and development of ICs

Hangzhou Canaan Intelligence Information Technology Co., Ltd.	Hangzhou, China	100%	Research and development of ICs

Canaan Creative Co., Ltd.	Beijing, China	100%	Research and development of ICs

Langfang Creative Technology Co., Ltd.	Langfang, China	100%	Assembly of mining equipment and spare parts

Canaan Convey Co., Ltd.	Beijing, China	100%	International distribution of mining equipment and spare parts

Zhejiang Avalon Technology Co., Ltd.	Hangzhou, China	100%	Distribution of mining equipment and spare parts

Canaan Bright Sight Co., Ltd.	Beijing, China	100%	International distribution of edge computing chip products

Canaan Creative (SH) Co., Ltd.	Shanghai, China	100%	Research and development of ICs

Canaan U.S. Inc.	United States	100%	International distribution of mining equipment and spare parts, mining business

Canaan Creative International PTE. Ltd.	Singapore	100%	Mining business

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

We provide high-performance computing solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and the expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, with our technology expertise and know-how in ASIC chip design, our operating subsidiaries have delivered Risc-V architecture-based edge computing chips applicable to smart digital devices. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2022, 2023 and 2024, we generated revenue of US$32.5 million, US$34.0 million and US$44.0 million from the Bitcoin mining business, respectively.

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

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain and edge computing solutions;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales; and
●	Our ability to provide customized solutions to our customers, including tailored mining solutions, edge computing chips, algorithm development and optimization, hardware module, end-product and software services.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

●	expected economic returns on Bitcoin mining activities, in particular, fluctuation of the Bitcoin price;
●	acceptance and development of blockchain technology applications, especially Bitcoin;
●	development of edge computing technologies;
●	the performance and cost of our products;
●	production capacity;
●	investment in research and development; and
●	the regulatory environment.

Expected economic returns on Bitcoin mining activities, in particular, the fluctuations of Bitcoin price

Our revenues are primarily derived from the sales of Bitcoin mining machines and related parts and accessories, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. Bitcoin miners’ purchasing behavior are primarily driven by the expected economic returns of Bitcoin mining. In addition, we also generate a portion of our revenues from our Bitcoin mining business, which is also primarily driven by the expected economic returns of Bitcoin mining. An increase in the Bitcoin price is a significant factor that could increase the expected economic returns generated by Bitcoin mining activities and stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. Bitcoin price fluctuated significantly in the past few years and resulted in corresponding fluctuations of our sale of Bitcoin mining machines. We expect our results of operations to continue to be affected by the fluctuations of Bitcoin price, as a significant portion of our revenue is expected to come from the sales of Bitcoin mining machines and related parts and accessories and a portion of our revenues is expected to come from our Bitcoin mining business. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition.

In addition to the volatility of Bitcoin price, various other factors, mostly beyond our control, could impact the expected economic returns of Bitcoin mining as well, including, among others, increase in the Bitcoin’s total network hash rate, transaction fees, increase in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, and a variety of special economic, geopolitical and regulatory factors.

Additionally, a complex effect of demand-supply dynamics, which is significantly impacted by the fluctuations in Bitcoin price, may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales and pricing forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines with increasing average computing power price, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price has fluctuated from 2023 to 2024, we continued to experience low demand and low prices in the Bitcoin mining machine market. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million and US$100.6 million in 2023 and 2024, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above their carrying value, our gross profit may also be inflated by such write-down.

Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin

Our current blockchain application is designed for Bitcoin mining. Our revenues derived from sales of Bitcoin mining machines and related parts and accessories were US$617.5 million in 2022, US$175.9 million in 2023 and US$222.3 million in 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, we generated revenue ofUS$32.5 million, US$34.0 million and US$44.0 million from the Bitcoin mining business, respectively. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.

Performance and Cost of Our Products

The pricing of and demand for our Bitcoin mining machines and our edge computing chips are closely related to their performance. In general, more advanced process technologies can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Production Capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. For example, in 2024, we mainly relied on one third-party foundry partner for our Bitcoin mining machine business, and we cannot guarantee that it will be able to meet our manufacturing requirements or capacity or that it will not raise its prices. In addition, our final test yield is a function of both product design, which is developed by us, and process technology of our third-party foundry partners. If any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry- Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.” As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected.

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

Investment in Research and Development

We are a fabless IC design company. Our ability to design high quality ASICs largely depends on our continued investment in research and development, and our results of operations are affected by related expenses. Historically, we have invested substantially in research and development to build and enhance our competitive edge, and we need to continue to devote resources to research and development activities in order to (i) design and develop new or enhanced ASICs for Bitcoin mining applications, (ii) design and develop new or enhanced ASICs for edge computing applications, and (iii) expand our product offering and penetrate into new application markets, particularly into markets for ASIC applications that require high performance and strong computing power. We cannot assure you that we can continue to have a high successful tape-out rate. Unsuccessful tape-outs will significantly increase our research and development expenses. Our ability to design and develop new or enhanced ASICs for Bitcoin mining and edge computing applications and ASICs for other applications with market potential as well as maintain a high tape-out rate will have a material effect on our business, results of operations, financial condition and profitability.

Regulatory Environment

Historically, a significant portion of our Bitcoin mining machines were sold to customers located in China. Because of the adverse changes in the regulatory environment in the PRC, we have expanded into global markets and our revenues generated from sales to customers outside China, such as customers in North America, West Asia, Southeast Asia, Europe and Africa, represented 69.7% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories in 2024. As such, we need to ensure that we are compliant with the existing and future laws and regulations relating to our business in the various jurisdictions that are material to our business and operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry-We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”

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

Development of Edge Computing Technology

In addition to our Bitcoin mining machines, we have also developed ASICs for edge computing applications and have continued to make investments in the area. Revenues derived from the sale of our edge computing chip products was US$1.4 million in 2022, US$1.0 million in 2023 and US$0.9 million in 2024. The development of edge computing technology and the acceptance of ASICs for smart device applications is meaningful to our success in related product offering.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from sales of Bitcoin mining machines.

The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

		(in millions, except for percentage)
Products revenue	618.9	95.0	176.9	83.6	223.2	82.9
Bitcoin mining machines(1)	617.5	94.8	175.9	83.1	222.3	82.6
Edge computing chip products	1.4	0.2	1.0	0.5	0.9	0.3
Mining revenue	32.5	5.0	34.0	16.1	44.0	16.3
Other revenues	0.1	0.0	0.6	0.3	2.1	0.8
Total	651.5	100.0	211.5	100.0	269.3	100.0

Notes:

(1)	Our bitcoin mining machines products revenue is primarily attributable to sales of Bitcoin mining machines, with the remainder consisting of Bitcoin mining related parts and accessories.

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

	Year ended December 31,
	2022			2023			2024
		Total			Total			Total
		Computing			Computing			Computing
		Power	ASP per		Power	ASP per		Power	ASP per
	Revenue	Sold	Thash	Revenue	Sold	Thash	Revenue	Sold	Thash
	US$ in	Thash/s	US$	US$ in	Thash/s	US$	US$ in	Thash/s	US$
	millions			millions			millions
A12 series(1)	616.0	15,102,553	40.8	65.0	9,395,024	6.9	6.6	2,150,639	3.1
A13 series(2)	0.1	6,201	17.3	108.7	10,191,183	10.7	49.7	9,055,356	5.5
A14 series(3)	—	—	—	—	—	—	108.6	10,769,013	10.1
A15 series(4)	—	—	—	—	—	—	47.3	3,911,913	12.1
Total	616.1	15,108,754	40.8	173.7	19,586,207	8.9	212.2	25,886,921	8.2

Notes:

(1)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(2)	Mainly includes our A1326 and A1346 Bitcoin mining machines.
(3)	Mainly includes our A1446 and A1466 Bitcoin mining machines.

(4)Mainly includes our A1566 Bitcoin mining machines.

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

	Year ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in millions, except for percentages)
Product cost	366.5	87.0	368.1	81.4	301.3	85.2
Product cost excluding the impact of write-down	278.7	66.2	305.1	67.4	369.8	104.6
Inventories write-down, prepayment write-down and provision for inventory purchase commitments	93.6	22.2	190.2	42.1	100.6	28.5
Transfer of inventories write-down and prepayment write-down	(5.8)	(1.4)	(127.2)	(28.1)	(169.1)	(47.8)
Mining cost	54.5	12.9	81.8	18.1	51.5	14.6
Direct cost of mining	23.6	5.6	28.4	6.3	29.0	8.2
Depreciation	30.9	7.3	53.4	11.8	22.5	6.4
Other cost	0.2	0.0	2.4	0.5	0.8	0.2
Total cost of revenues	421.2	100.0	452.3	100.0	353.6	100.0

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

We make inventories write-down, prepayment write-down and provision for inventory purchase commitments when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price and changes of market demands. For example, as the Bitcoin price has fluctuated from 2023 to 2024, we continued to experience reduced demand and prices in the Bitcoin mining machine market. As a result, we recorded inventories write-down, prepayment write-down and provisions for inventory purchase commitments of US$190.2 million and US$100.6 million in 2023 and 2024, respectively. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The following table sets out the average selling cost of our Bitcoin mining machines, excluding the transfer of inventories write-down, expressed in terms of computing power:

	Year ended December 31,
	2022		2023		2024
	Total	Selling	Total	Selling	Total	Selling
	Computing	Cost per	Computing	Cost per	Computing	Cost per
	Power Sold	Thash	Power Sold	Thash	Power Sold	Thash
	Thash/s	US$	Thash/s	US$	Thash/s	US$
A12 series(1)	15,102,553	14	9,395,024	18	2,150,639	18
A13 series(2)	6,201	12	10,191,183	15	9,055,356	14
A14 series(3)	—	—	—	—	10,769,013	11
A15 series(4)	—	—	—	—	3,911,913	12
Total	15,108,754	14	19,586,207	16	25,886,921	13

Notes:

(1)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(2)	Mainly includes our A1326 and A1346 Bitcoin mining machines.
(3)	Mainly includes our A1446 and A1466 Bitcoin mining machines.

(4)Mainly includes our A1566 Bitcoin mining machines.

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

Gross profit (loss) and gross profit (loss) margin

Our gross profit (loss) and gross profit (loss) margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. In 2022, our gross profit was US$230.3 million. In 2023 and 2024, our gross loss was US$240.8 million and US$84.3 million, respectively. As the Bitcoin price dropped again in the second half of 2022, we experienced a decrease in demand and average selling price of our Bitcoin mining machines, thereby leading to lower Bitcoin mining machines revenue in 2023. As the Bitcoin price has fluctuated from 2023 to 2024, we continued to experience low demand and low prices in the Bitcoin mining machine market and therefore recorded gross loss. Additionally, we recorded an inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million in 2023 and US$100.6 million in 2024, respectively.

Operating expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Research and development expenses	81.8	12.5	64.9	30.7	61.3	22.8
-Share-based compensation expense included in research and development expenses	10.2	1.6	9.1	4.3	7.3	2.7
Sales and marketing expenses	9.4	1.4	8.2	3.9	5.7	2.1
-Share-based compensation expense included in sales and marketing expenses	2.5	0.4	0.2	0.1	0.2	0.1
General and administrative expenses	88.3	13.7	71.2	33.6	71.7	26.6
-Share-based compensation expense included in general and administrative expenses	50.1	7.7	32.5	15.4	23.2	8.6
Impairment on property, equipment and software	—	—	21.1	10.0	11.3	4.2
Impairment on cryptocurrency	7.9	1.2	4.7	2.2	—	—
Gain on disposal of property, equipment and software	—	—	—	—	7.2	(2.7)
Total	187.4	28.8	170.1	80.4	142.8	53.0

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

Impairment on cryptocurrency. Impairment on cryptocurrency to be recognized is measured by the amount by which the carrying amount of cryptocurrencies exceeds the fair value of the cryptocurrencies. The recoverable amount of cryptocurrencies is based on the fair value less costs of disposal. The fair value of the cryptocurrencies is determined by using the quoted price on the cryptocurrencies platform website well recognized by the block chain users. As a result of adopting ASU 2023-08 from January 1, 2024, the Company measures cryptocurrency at fair value as of each reporting period in accordance with ASC 820, Fair Value Measurement.

Gain on disposal of property, equipment and software. Gain on disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are nonresident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. As of December 31, 2024, the aggregated amount of accumulated deficits of our entities located in the PRC were US$77,054. We plan to indefinitely reinvested undistributed earnings earned from such subsidiaries in their operations in the PRC. Therefore, no withholding income tax for undistributed earnings of such subsidiaries were provided as of December 31, 2024.

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

	Year ended December 31
	2022	2023	2024
	US$	US$	US$
		(in millions)
Revenues:
Products revenue	618.9	176.9	223.2
Mining revenue	32.5	34.0	44.0
Other revenues	0.1	0.6	2.1
Total revenues	651.5	211.5	269.3
Products cost	(366.5)	(368.1)	(301.3)
Mining cost	(54.5)	(81.8)	(51.5)
Other cost	(0.2)	(2.4)	(0.8)
Cost of revenues	(421.2)	(452.3)	(353.6)
Gross profit (loss)	230.3	(240.8)	(84.3)
Operating expenses:
Research and development expenses	(81.8)	(64.9)	(61.3)
Sales and marketing expenses	(9.4)	(8.2)	(5.7)
General and administrative expenses	(88.3)	(71.2)	(71.7)
Impairment on property, equipment and software	—	(21.1)	(11.3)
Impairment on cryptocurrency	(7.9)	(4.7)	—
Gain on disposal of property, equipment and software	—	—	7.2
Total operating expenses	(187.4)	(170.1)	(142.8)
Income (loss) from operations:	42.9	(410.9)	(227.1)
Interest income	2.4	1.0	0.5
Interest expense	—	—	(0.5)
Change in fair value of cryptocurrency	—	—	42.4
Change in fair value of financial instruments other than derivatives	3.8	(10.9)	20.6
Change in fair value of financial derivatives	—	—	17.6
Excess of fair value of Convertible Preferred Shares	—	(59.2)	(50.7)
Foreign exchange gains, net	35.9	12.3	14.1
Other income, net	3.3	2.2	10.8
Income (loss) before income tax expense	88.3	(465.5)	(172.3)
Income tax (expense) benefit	(18.4)	51.3	(77.5)
Net income (loss)	69.9	(414.2)	(249.8)
Foreign currency translation adjustment, net of nil tax	(36.3)	(6.9)	(13.5)
Total comprehensive income(loss)	33.6	(421.1)	(263.3)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue. Our revenue increased by 27.3% to US$269.3 million in 2024 from US$211.5 million in 2023, primarily due to the increase in total computing power sold from 19.6 million Thash in 2023 to 26.0 million Thash in 2024.

Cost of revenues. Our cost of revenues decreased by 21.8% to US$353.6 million in 2024 from US$452.3 million in 2023, primarily due to the decrease in inventories write-down, prepayment write-down and provision for inventory purchase commitments from US$190.2 million in 2023 to US$100.6 million in 2024.

Gross loss. As a result of the foregoing, we recorded a gross loss of US$84.3 million in 2024, compared to a gross loss of US$240.8 million in 2023.

Operating expenses. Our total operating expenses decreased by 16.0% to US$142.8 million in 2024 from US$170.1 million in 2023.

Research and development expenses. Our research and development expenses decreased by 5.5% to US$61.3 million in 2024 from US$64.9 million in 2023. The decrease was primarily due to a decrease of US$4.9 million in staff costs and a decrease of US$1.8 million in share-based compensation, partially offset by an increase of US$3.0 million in development expenses associated with the new products. As a result of the foregoing, as well as an increase of our revenue, our research and development expenses as a percentage of our revenues decreased from 30.7% in 2023 to 22.8% in 2024.

Selling and marketing expenses. Our selling and marketing expenses decreased by 30.5% to US$5.7 million in 2024 from US$8.2 million in 2023. The decrease was mainly driven by a decrease of US$3.0 million in staff costs. As a result of the foregoing, as well as an increase of our revenue, our selling and marketing expenses as a percentage of our revenues thereby decreased from 3.9% in 2023 to 2.1% in 2024.

General and administrative expenses. Our general and administrative expenses increased by 0.7% to US$71.7 million in 2024 from US$71.2 million in 2023. The increase was primarily due to a decrease of US$9.4 million in the gain from sale of cryptocurrency and an increase of US$3.0 million in professional service fees, partially offset by a decrease of US$9.4 million in share-based compensation due to the declinced share incentive grants and fully vested restricted share units, as well as a decrease of US$3.5 million in staff costs. As a result of the foregoing, as well as an increase of our revenue, our general and administrative expenses as a percentage of our revenues decreased from 33.6% in 2023 to 26.6% in 2024.

Impairment on property, equipment and software. Our impairment on property, equipment and software decreased to US$11.3 million in 2024 from US$21.1 million in 2023, due to the decreased amount by which the carrying value exceeded the fair value of the mining equipment.

Impairment on cryptocurrency. Our impairment on cryptocurrency was nil in 2024, compared to US$4.7 million in 2023, due to the adoption of ASU 2023-08.

Gain on disposal of property, equipment and software. Our gain on disposal of property, equipment and software increased to US$7.2 million in 2024 from nil million in 2023, due to the increased disposal of self-used mining machines.

Interest income. Our interest income decreased by 50.0% to US$0.5 million in 2024 from US$1.0 million in 2023, primarily due to a decrease of deposit principal and a reduction of interest rate.

Interest expense. Our interest expense increased to US$0.5 million in 2024 from nil in 2023, primarily due to an increase of secured term loans.

Change in fair value of cryptocurrency and Change in fair value of financial derivative. Our change in fair value of cryptocurrency and change in fair value of financial derivative increased to US$42.4 million and US$17.6 million in 2024 from nil in 2023, respectively. As a result of the adoption of ASU 2023-08, our cryptocurrency are measured initially and subsequently at fair value in accordance with ASC 820, Fair Value Measurement. Changes in fair value of our cryptocurrency are recorded in change in fair value of cryptocurrency, and changes in fair value of our cryptocurrency receivables are recorded in change in fair value of financial derivative. As of December 31, 2024, we held cryptocurrency assets with a fair value of US$61.8 million and cryptocurrency receivables with an aggregate fair value of US$69.6 million. Cryptocurrency assets primarily consist of 562.3 bitcoins owned by us and 79.3 bitcoins received as customer deposits. Cryptocurrency receivables consist of 600 bitcoins pledged for secured term loans, 100.3 bitcoins transferred to a fixed term product, and 30 bitcoins prepaid for professional services.

Change in fair value of financial instruments other than derivatives. Our change in fair value of financial instruments other than derivatives incurred a gain of US$20.6 million in 2024, compared to a loss of US$10.9 million in 2023, due to a fair value change in the preferred shares financing issued in 2024.

Excess of fair value of Convertible Preferred Shares. Our excess of fair value of Convertible Preferred Shares incurred US$50.7 million in 2024, compared to 59.2 million in 2023, due to the fair value of the preferred shares financing exceeding the proceeds.

Foreign exchange gain. Our foreign exchange gain increased by 14.6% to US$14.1 million in 2024 from US$12.3 million in 2023, as a result of the impact of currency fluctuation on our non-US$ denominated assets and liabilities.

Other income, net. Our other income, net was US$10.8 million in 2024, compared to US$2.2 million in 2023, due to a release of payment obligation.

Loss before income tax expense. We recorded a loss before income tax expenses of US$172.3 million in 2024, while we recorded a loss before income tax expenses of US$465.5 million in 2023.

Income tax expense (benefit). Our income tax expense was US$77.5 million in 2024, compared to income tax benefits of US$51.3 million in 2023. The income tax expense in 2024 was mainly due to the valuation allowance provided for certain tax loss carry-forwards of US$78.4 million.

Net loss. As a result of the foregoing, we recorded a net loss of US$249.8 million in 2024, compared to a net loss of US$414.2 million in 2023.

Foreign currency translation adjustment, net of nil tax. We recorded US$13.5 million and US$6.9 million of negative foreign currency translation adjustment, net of nil tax in 2024 and 2023, respectively, primarily due to the fluctuation of exchange rates.

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

General and administrative expenses. Our general and administrative expenses decreased by 19.4% to US$71.2 million in 2023 from US$88.3 million in 2022. The decrease was primarily due to a decrease of US$17.6 million in share-based compensation due to the declined share incentive grants and fully vested restricted share units and an increase of US$8.3 million in disposal gain of cryptocurrency, partially offset by an increase of US$8.5 million in staff costs due to one-off expenditure for organization optimization and an increase of US$1.1 million in office expense due to our global business expansion. Due to a decrease in our revenue, our general and administrative expenses as a percentage of our revenues increased from 13.7% in 2022 to 34.6% in 2023.

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

Change in fair value of financial instruments other than derivatives. Our change in fair value of financial instruments other than derivatives incurred a loss of US$10.9 million in 2023, compared to a gain of US$3.8 million in 2022, due to a fair value change in the preferred shares financing issued in 2023.

Excess of fair value of Convertible Preferred Shares. Our excess of fair value of Convertible Preferred Shares incurred US$59.2 million in 2023, compared to nil in 2022, due to the fair value of the preferred shares financing exceeding the proceeds.

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

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders, long term loans and fund raising from the capital market, which have historically been sufficient to meet our working capital and capital expenditure requirements. In June and August 2024, we entered into three secured loan agreements through our wholly-owned subsidiaries with unrelated third-party lenders, receiving total gross loan proceeds of approximately US$24.4 million. The loans bear interest rates ranging from 2.75% to 6.75% per annum, with terms of 18 months. Interest expense pertaining to the above loans amounted to US$521 was recorded for the year ended December 31, 2024. For our recent financing activities, please see “Information on the Company—A. History and Development of the Company” and “Item 10. Additional Information—C. Material Contracts.”

As of December 31, 2024, we had cash of US$96.5 million.

We believe that our existing cash and anticipated cash flows from operating activities and fund raising from the capital market will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Summary of Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2022	2023	2024
	US$	US$	US$

	(in millions)
Net cash used in operating activities	(182.6)	(123.6)	(199.3)
Net cash (used in)/provided by investing activities	(8.1)	39.6	61.0
Net cash (used in)/provided by financing activities	(56.2)	90.0	139.7
Net (decrease)/increase in cash	(246.9)	6.0	1.4
Effect of exchange rate changes on cash	(80.0)	(11.4)	(1.1)
Cash and restricted cash at the beginning of year	428.5	101.6	96.2
Cash at the end of year	101.6	96.2	96.5

Operating Activities

Net cash used in operating activities in 2024 was US$199.3 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of US$249.8 million were a US$100.6 million in inventories write-down and prepayment write-down, a US$50.7 million in excess of fair value of Convertible Preferred Shares, partially offset by a US$129.3 million increase in inventories.

Net cash used in operating activities in 2023 was US$123.6 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of US$414.2 million were a US$190.2 million in inventories write-down, prepayment write-down and provisions for inventory purchase commitments, a US$122.5 million decrease in prepayments and other current assets and a US$59.2 million in excess of fair value of Convertible Preferred Shares, partially offset by a US$123.7 million increase in inventories.

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

Investing Activities

Net cash provided by investing activities was US$61.0 million in 2024, which was primarily attributable to proceeds from disposal of cryptocurrency of US$71.5 million and proceeds from disposal of property, equipment and software of US$8.8 million, offset by purchase of property, equipment and software of US$19.3 million.

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

Financing Activities

Net cash provided by financing activities was US$139.7 million in 2024, which was attributable to the proceeds from issuance of convertible preferred shares, net of issuance costs of US$129.8 million and proceeds from borrowings from long-term loans of US$9.9 million.

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

Capital Expenditures

We made capital expenditures ofUS$17.7 million, US$3.3 million and US$19.3 million in 2022, 2023 and 2024, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software and other long-term assets. We will continue to make capital expenditures to meet the expected growth of our business.

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

For us to remit cash to our PRC subsidiaries, including the net proceeds from any offering of securities outside of China, we may do so through equity investments into our PRC subsidiaries or provision of shareholders’ loan to our PRC subsidiaries. We may also establish new operating subsidiaries in the PRC. The maximum amount of equity investment the Company can make into its PRC subsidiaries is not subject to any limitations, while the maximum amount of shareholder loans the Company’s PRC subsidiaries can incur is determined by the difference between its registered capital and total investment amount. We did not remit cash to our PRC subsidiaries through our Hong Kong subsidiary in 2022, 2023 and 2024.

Inflation

We incur some of our revenues and expenses in other currencies, mainly including Renminbi, Singaporean Dollars, Kazakhstani Tenge and Malaysian Ringgit, among other currencies. Our consolidated financial statements are presented in U.S. Dollar. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business will exceed the rate of devaluation of such countries’ currencies in relation to the U.S. Dollar or that the timing of any such devaluation will lag behind inflation in such countries. Although we have not been materially affected by inflation in the past, we may be adversely affected in the future by inflationary pressures.

C.	Research and Development, Patents and Licenses, etc.

Technology and Product Offering Development

See “Item 4. Information on the Company—B. Business Overview.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our products and sales by the end of 2024. In addition, please refer to discussions included in such Item  and “Item 3. Key Information—D. Risk Factors” for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Name	Age	Position/Title
Nangeng Zhang	43	Chairman of the Board and Chief Executive Officer
James Jin Cheng	47	Chief Financial Officer
Wenjun Zhang	60	Independent Director
Hongchao Du	58	Independent Director
Zhitang Shu	59	Independent Director
Yaping Zhang	51	Independent Director
Lu Meng	43	Secretary to the Board

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

James Jin Cheng has served as our chief financial officer since August 2021. Mr. Cheng has more than 20 years of experience in financial planning and management. Prior to joining Canaan, Mr. Cheng spent almost 6 years at Zhaopin.com, a career platform in China formerly listed on the NYSE, as a Vice President. From September 2013 to September 2015, Mr. Cheng served as the Director of Finance for Lenovo China and Asia Pacific Division. From February 2005 to August 2013, Mr. Cheng held several managerial roles at Nokia China, such as senior sales finance controller. From March 2003 to January 2005, Mr. Cheng worked as a demand planning manager at Effem Foods Beijing, a company of Mars. Mr. Cheng holds a bachelor’s degree in accounting from Shanghai Jiao Tong University, an MBA degree from the Bi-MBA program at Peking University, and a Master of Science in Global Finance degree from Fordham University in New York. Mr. Cheng is also a fellow member of the Chartered Institute of Management Accountants (CIMA) since 2016 and a fellow member of the Institute of Public Accountants (IPA) since 2019. Mr. Cheng has been admitted as an international affiliate of Hong Kong Institute of Certified Public Accountants since February 2024. Mr. Cheng brings strong financial and accounting skills to the Company’s board of directors.

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

For the year ended December 31, 2024, we paid an aggregate of US$6.2 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Our executive officers have also agreed not to engage in any activities that compete with us or to directly or indirectly solicit the services of any of our employees, for a certain period after the termination of employment. Each executive officer has agreed to hold in strict confidence any trade secrets of our company, including technical secrets, marketing information, management information, legal information, third-party business secrets and other kinds of confidential information. Each executive officer also agrees to perform his or her confidentiality obligation and protect our company’s trade secrets in a way consistent with the policies, rules and practices of our company. Breach of the above confidentiality obligations would be deemed a material breach of our company’s employment policies, and we are entitled to seek legal remedies.

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

Share Incentive Plan

2018 Equity Incentive Plan

We adopted an equity incentive plan in April 2018, or the 2018 Equity Incentive Plan, which provided for the grant of restricted ordinary shares. We have granted all 25,812 restricted ordinary shares, before the one-for-2,000 share division, authorized under the 2018 Share Award Scheme. As of the date of this annual report, after the share division, 51,624,000 restricted ordinary shares exist under the 2018 Equity Incentive Plan, out of which 9,244,516 restricted ordinary shares have been canceled due to departing employees, 16,000,000 restricted ordinary shares and 25,759,997 restricted share units have vested.

Amended 2018 Plan

In April 2021, our board of directors approved an amendment to the 2018 Equity Incentive Plan, or the Amended 2018 Plan. Pursuant to the Amended 2018 Plan, in April 2021 and on every January 1 thereafter during which the 2018 Equity Incentive Plan remains in effect, the maximum aggregate number of Class A Ordinary Shares which may be subject to awards under the 2018 Equity Incentive Plan will be automatically increased by 15.0% of the total number of ordinary Shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated ordinary Shares which may be issuable under the 2018 Equity Incentive Plan account for less than 3% of the then total issued and outstanding ordinary Shares. In May and September 2021, our board of directors approved an increase by 94,927,065 ordinary shares and 63,774,885 ordinary shares, representing 4.0% and 2.7% of total issued and outstanding shares at the end of 2021 pursuant to the Amended 2018 Plan, respectively. As of December 31, 2024, 895,563,240 restricted share units and 144,000,000 share options have been granted under the Amended 2018 Plan, including to certain directors and officers, 158,701,950 restricted share units have vested, 76,105,725 restricted share units have been cancelled due to departing employees and 84,000,000 share options have been cancelled.

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

The total number of 6,303,953,387 ordinary shares outstanding as of the date of this annual report comprises 5,992,328,943 Class A ordinary shares and 311,624,444 Class B ordinary shares.

Ordinary Shares Beneficially Owned
% of total
ordinary
shares on an
	Number of Class A	Number of Class B	as-converted	% of voting
	ordinary shares	ordinary shares	basis	power†
Directors and Executive Officers:*
Nangeng Zhang(1)	253,517,325	311,624,444	9.0	46.2
James Jin Cheng	**	—	**	**
Lu Meng	**	—	**	**
Wenjun Zhang	—	—	—	—
Hongchao Du	—	—	—	—
Zhitang Shu	—	—	—	—
Yaping Zhang	—	—	—	—
Directors and Executive Officers as a Group	266,810,220	311,624,444	9.2	46.3
Principal Shareholders:
Flueqel Ltd.(2)	—	311,624,444	4.9	43.8

Notes:

*	The business address for our directors and executive officers is 28 Ayer Rajah Crescent #06-08, S139959, Singapore.
**	Beneficially owns less than 1% of our outstanding shares.
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

To our knowledge and based on our review of our register of members as of the date of this annual report, 5,874,758,835 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On November 10, 2023, we entered into an at market issuance sales agreement with B. Riley Securities, Inc. as a sales agent. From November 10, 2023 to December 31, 2023, we utilized the agreement with B. Riley Securities, Inc. for fundraising and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS. Effective December 20, 2024,we terminated the at-the-market offering agreement with B. Riley, dated as of November 10, 2023, related to the offer and sale of our ADSs in at-the-market equity offering program.

On November 27, 2023, we entered into a securities purchase agreement with an institutional investor (the “Buyer”), pursuant to which we agreed to issue and sell to the Buyer up to 125,000 Series A Preferred Shares at the price of US$1,000.00 for each Series A Preferred Share (the “Series A Preferred Shares Financing”). The Series A Preferred Shares Financing was conducted in three tranches. The first tranche and second tranche of the Series A Preferred Shares Financing were closed on December 11, 2023 and January 22, 2024, raising total gross proceeds of US$25 million and US$50 million, respectively. On September 27, 2024, we closed the third and final tranche of the Series A Preferred Shares Financing, raising additional total gross proceeds of US$50 million. As of the date of this annual report, the third tranche of 50,000 Series A Preferred Shares are issued and outstanding.

On November 19, 2024, the Company entered into a securities purchase agreement with the Buyer, pursuant to which the Company agreed to issue and sell to the Buyer 30,000 Series A-1 Convertible Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. On November 25, 2024, we closed the Series A-1 preferred shares financing, raising total gross proceeds of US$30 million. All such shares have been converted into Class A ordinary shares. As of the date of this annual report, there are no issued and outstanding Series A-1 Preferred Shares.

On December 23, 2024, we entered into a sales agreement (the “ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. as sales agents. We filed a new prospectus supplement dated December 23, 2024, setting up the new at-the-market equity offering program (the “ATM Program”), under which the Company may sell up to an aggregate of US$270 million of the ADSs, each representing fifteen Class A ordinary shares of the Company, through or to the sales agents.

On March 6, 2025, we entered into a Securities Purchase Agreement with an institutional investor, relating to the purchase of up to 200,000 Series A-1 Preferred Shares at US$1,000.00 for each Series A-1 Preferred Share, providing with total gross proceeds of up to US$200 million (the “Preferred Shares Financing”). The first tranche closing under the Preferred Shares Financing was completed on March 10, 2025, where an initial US$100 million has been received.

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

This discussion does not represent a detailed description of all of the United States federal income tax consequences applicable to particular United States Holders in light of individual circumstances, including to United States Holders in special tax situations such as:

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of such partnership. If the United States Holder is a partner of a partnership holding the ADSs or ordinary shares, such United States Holder should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares to a United States Holder (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to a United States Holder, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds such United States Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, United States Holders should expect that any distribution paid will generally be treated as a dividend for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving such dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. See “-Passive Foreign Investment Company” below.

Subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against a United States Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex, and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules.

Each United States Holder should consult its tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares and the availability of any foreign tax credit, as well as the effect of any change in applicable law after the date of this annual report on Form 20-F.

Passive Foreign Investment Company

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2024, although there can be no assurance in this regard. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

In general, we will be a PFIC for any taxable year if, after applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value of our assets (generally determined based on an average of the quarterly asset values for such year) is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such United States Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a United States Holder’s holding period in our ADSs or ordinary shares. Under these special tax rules:

●	the excess distribution and/or recognized gain will be allocated ratably over a United States Holder’s holding period for the ADSs or ordinary shares,
●	the amount of the excess distribution and/or recognized gain allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount of the excess distribution and/or recognized gain allocated to each other taxable year will be subject to tax at the highest tax rate in effect for such year for individuals or corporations in the United States, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital gains, even if a United States Holder holds the ADSs or ordinary shares as capital assets.

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

Deemed Sale Election

If we are a PFIC for any taxable year in which a United States Holder holds the ADSs or ordinary shares (unless such United States Holder makes a valid mark-to-market election as discussed below), such United States Holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such United States Holder holds the ADSs or ordinary shares even if we cease to be a PFIC in such subsequent years. However, if we cease to be a PFIC, a United States Holder may avoid the continuing impact of the PFIC rules by making a “deemed sale” election to recognize gain as if such United States Holder’s ADSs or ordinary shares had been sold for their fair market value on the last day of the last taxable year during which we were a PFIC (“Shares Deemed Sold”) and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. For purposes of applying the PFIC rules, a new holding period for the Shares Deemed Sold will start on the day after the date of the deemed sale. After the deemed sale election, the United States Holder’s ADSs or ordinary shares that are Shares Deemed Sold will not be treated as shares in a PFIC unless we become a PFIC in a subsequent taxable year. United States Holders are urged to consult their tax advisors about a deemed sale election.

Mark-to-Market Election

As an alternative to the foregoing rules, a United States Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. Our ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Our ADSs are currently listed on the Nasdaq Global Market which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Only the ADSs and not the ordinary shares are listed on the Nasdaq Global Market. Consequently, if a United States Holder is a holder of our ordinary shares that are not represented by our ADSs, such United States Holder generally will not be eligible to make a mark-to-market election.

If a United States Holder makes an effective mark-to-market election with respect to the ADSs it holds, for each taxable year that we are a PFIC, such United States Holder will include as ordinary income the excess of the fair market value of such ADSs held at the end of the taxable year over such United States Holder’s adjusted tax basis in such ADSs. A United States Holder will be entitled to deduct as an ordinary loss in each such taxable year the excess, if any, of its adjusted tax basis in the ADSs over the fair market value of such ADSs at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If a United States Holder makes a mark-to-market election with respect to the ADSs it holds, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless such ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. If a United States Holder makes a valid mark-to-market election and we cease to be a PFIC, the United States Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC. United States Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in light of such United States Holder’s particular circumstances.

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

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a United States Holder, such United States Holder will generally be required to file IRS Form 8621 regarding direct or indirect distributions received in respect of our ADSs or ordinary shares and any gain realized on the direct or indirect disposition of our ADSs or ordinary shares, and certain United States Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. United States Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Sale, Exchange or Other Taxable Disposition of our ADSs or Ordinary Shares

For United States federal income tax purposes, a United States Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and the United States Holder’s tax basis in such ADSs or ordinary shares. Subject to the discussion under “-Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such United States Holder has held such ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) generally are eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, if (i) we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain and (ii) a United States Holder is eligible for the benefits of the Treaty, such United States Holder may elect to treat such gain as PRC source gain under the Treaty for foreign tax credit purposes, subject to certain limitations. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. United States Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

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

Capital Gains upon Disposition of our ADSs or ordinary shares

Under current Singapore tax laws, there is no tax on capital gains (save for gains on the disposal of foreign assets – see discussion on Section 10L under the Income Tax Act below). There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our ADSs or ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit by sale at the time of acquisition of our ADSs or ordinary shares.

Subject to specified exceptions, under Singapore tax laws, there is presently a safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between 1 June 2012 and 31 December 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months (“Shareholding Threshold Condition”). The safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS. It has since been announced by the Singapore Ministry of Finance during the Singapore Budget Speech 2025 that from 1 January 2026, the following changes would be made to the safe harbor rule in Singapore: (i) the sunset date of 31 December 2027 would be removed, (ii) the scope of eligible gains would be expanded to include gains from the disposal of preference shares that are accounted for as equity the by investee company under the applicable accounting principles, and (iii) allowing the assessment of the Shareholding Threshold Condition to be done on a group basis. IRAS is expected to provide more details on this by 30 September 2025.

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

Payments by Depositary

In 2024, we did not received any payments from The Bank of New York Mellon, the depositary bank for our ADR program.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024.

The chart below sets forth the amount billed and those expected to be billed for KPMG Huazhen LLP relating to the audit of the consolidated financial statements and other professional services in 2023 and 2024, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	For the Years Ended December 31,
	2023	2024

	(In thousands of US$)
Audit Fees(1)
KPMG Huazhen LLP	1,803	1,899
Tax Fees(2)	19	32
Total	1,822	1,931
(1)	“Audit Fees” represents the aggregate fees billed and those expected to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from September 22, 2020 to March 31, 2025:

					Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number			as Part of Publicly	Yet Be Purchased
	of ADSs	Average Price		Announced Plans	Under the
Period	Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
September 8, 2020 through September 21, 2020	—		—	—	US$	10.0 million
September 22, 2020 through September 30, 2020	99,983	US$	1.9382	99,983	US$	9.8 million
October 2020	1,059,960	US$	1.9506	1,159,943	US$	7.7 million
November 2020 through March 31, 2021	560,003	US$	2.3369	1,719,946	US$	6.4 million
March 31, 2021 through September 30, 2021	875,868	US$	7.3322	2,595,814	US$	20.0 million
September 30, 2021 through March 31, 2022	3,578,877	US$	5.5864	6,174,691	US$	100.0 million
March 31, 2022 through September 30, 2022	4,679,620	US$	3.5451	10,854,311	US$	83.4 million
September 30, 2022 through March 31, 2025	3,485,515	US$	3.0068	14,339,826	US$	72.9 million
Total	14,339,826	US$	3.9788	14,339,826	US$	72.9 million
(1)	Each of our ADSs represents 15 Class A ordinary shares.
(2)	We announced a share repurchase program approved by our board of directors on September 8, 2020, under which we may repurchase up to US$10 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. In addition, we announced a new share repurchase program approved by our board of directors on September 20, 2021, under which we may repurchase up to US$20 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. On March 16, 2022, we announced another share repurchase program approved by our board of directors, under which we may repurchase up to US$100 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twenty-four months. The repurchases have been through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions. As of the date of this annual report, our repurchase under the abovementioned share repurchase programs has come to an end.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable laws, listing rules, and regulations relating to insider trading.

The Insider Trading Policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment processes to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a cybersecurity threat defense system and processes to address both internal and external threats. This system covers all aspects and levels of our security framework and is designed to identify, analyze and respond to cybersecurity threats. We strive to continuously assess, identify and manage cybersecurity risks and protect information assets internally and with outside vendors. We maintain an incident response program, business continuity plan and disaster recovery plan. Our cybersecurity team continuously monitors the status of our systems, infrastructure and processes to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to Canaan Inc.’s Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019)

2.1

Deposit Agreement between the Registrant and The Bank of New York Mellon, as depositary (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2019 (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

2.2

Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) (incorporated by reference to Exhibit 2.2 to Canaan Inc.’s annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 15, 2020)

4.1	Amended and Restated 2018 Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2021)
*4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.3

Form of Executive Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.4

Form of Securities Purchase Agreement dated April 29, 2021 by and between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

4.5

Form of Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.5 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

4.6

Form of Sales Agreement dated December 23, 2024 by and between the Company and the sales agents identified on the signature pages thereto (incorporated by reference to Exhibit 1.1 to Canaan Inc.’s Current Report on Form 6 - K (Reg. No. 001-39127) furnished on December 23, 2024)

4.7

Form of Sales Agreement dated March 6, 2025 by and between the Company and an institutional investor (incorporated by reference to Exhibit 10.1 to Canaan Inc.’s Current Report on Form 6 - K (Reg. No. 001-39127) furnished on March 10, 2025)

8.1	List of Principal Subsidiaries (incorporated by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 17, 2024)
11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Canaan Inc.’s Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019)

*11.2	Insider Trading Policy
*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Commerce & Finance Law Offices
*15.2	Consent of KPMG Huazhen LLP
97.1

Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 17, 2024)

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

Date: April 18, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Canaan Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Canaan Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 2(j) to the consolidated financial statements, the Company has changed its method of accounting for cryptocurrency as of January 1, 2024 due to the adoption of Accounting Standards Update (“ASU”) No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”).

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence on evaluating the timing of revenue recognition for products sales

As discussed in Note 2(r) to the consolidated financial statements, the Company recorded USD223,233 thousand of products revenue for the year ended December 31, 2024, which related to sale of mining equipment. The Company recognizes products revenue when the control of the products has been transferred to customers.

We identified the sufficiency of audit evidence on evaluating the timing of revenue recognition for products sales as a critical audit matter. Significant audit effort was required to determine the nature and extent of procedures to perform to evaluate the timing of transfer of control to customers that impact the timing of revenue recognition.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the evaluation of timing of revenue recognition for products sales. We evaluated the design and tested the operating effectiveness of certain internal controls related to timing of revenue recognition for products sales. This included controls over the Company’s review of underlying contracts, shipping and delivery documents, and the timing of recording revenues. For a sample of product sales transactions, we evaluated the timing of revenue recognized by (1) examining the underlying contracts to evaluate the impact of the terms and conditions on the timing of revenue recognition; and (2) comparing the timing of revenue recognized by the Company with the timing of transfer of control from underlying contracts, shipping and delivery documents. For a sample of customers, we independently sent confirmations to confirm the customer acceptance terms, and the accuracy and occurrence of revenue transactions recorded during the last month of the year, and traced to underlying contracts, shipping and delivery documents for the unreturned confirmations. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China
April 18, 2025

CANAAN INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		US$	US$
ASSETS
Current assets:
Cash	2(g)	96,154	96,488
Accounts receivable, net		2,997	1,514
Inventories	4	142,287	94,620
Prepayments and other current assets	5	122,242	90,874
Cryptocurrency receivable, current	7	—	50,525
Total current assets		363,680	334,021
Non-current assets:
Cryptocurrency	6	28,342	61,821
Cryptocurrency receivable, non-current	7	—	19,057
Property, equipment and software, net	8	29,466	40,163
Intangible assets		—	901
Operating lease right-of-use assets	9	1,690	3,495
Deferred tax assets	18	66,809	295
Other non-current assets		486	476
Non-current financial investment		2,824	2,782
Total non-current assets		129,617	128,990
Total assets		493,297	463,011
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	11	—	16,658
Accounts payable		6,245	13,975
Contract liabilities	2(o)	19,614	24,248
Income tax payable		3,534	10,932
Accrued liabilities and other current liabilities	10	64,240	43,406
Operating lease liabilities, current	9	1,216	1,237
Preferred shares forward contract liability	15	40,344	—
Convertible preferred shares	15	—	68,113
Total current liabilities		135,193	178,569
Non-current liabilities:
Long-term loans	11	—	7,279
Operating lease liabilities, non-current	9	210	1,701
Deferred tax liability	18	—	153
Other non-current liabilities	10	9,707	9,055
Total liabilities		145,110	196,757
Contingencies (Note 20)		—	—

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,875,000 and 999,999,675,000 shares authorized, 3,772,078,667 and 5,593,444,487 shares issued, 3,514,973,327 and 4,614,163,022 shares outstanding as of December 31, 2023 and December 31, 2024, respectively	14	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 257,105,340 and 229,281,465 shares as of December 31, 2023 and 2024, respectively)	16	(57,055)	(57,055)
Additional paid-in capital		653,860	816,363
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(43,879)	(57,456)
Accumulated deficit		(219,631)	(450,490)
Total shareholders’ equity		348,187	266,254
Total liabilities and shareholders’ equity		493,297	463,011

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2022, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2022	2023	2024
		US$	US$	US$
Revenues
Products revenue		618,890	176,898	223,233
Mining revenue		32,530	33,957	44,022
Other revenues		106	622	2,069
Total revenues		651,526	211,477	269,324
Cost of revenues
Product cost		(366,474)	(368,116)	(301,258)
Mining cost		(54,542)	(81,833)	(51,569)
Other cost		(223)	(2,308)	(817)
Total cost of revenues		(421,239)	(452,257)	(353,644)
Gross profit (loss)		230,287	(240,780)	(84,320)
Operating expenses:
Research and development expenses		(81,755)	(64,845)	(61,323)
Sales and marketing expenses		(9,413)	(8,175)	(5,708)
General and administrative expenses		(88,302)	(71,249)	(71,691)
Impairment on property, equipment and software	8	—	(21,126)	(11,303)
Impairment on cryptocurrency	2(j)	(7,880)	(4,706)	—
Gain on disposal of property, equipment and software		—	—	7,215
Total operating expenses		(187,350)	(170,101)	(142,810)
Income (loss) from operations		42,937	(410,881)	(227,130)
Interest income		2,372	956	536
Interest expense		—	—	(521)
Change in fair value of cryptocurrency		—	—	42,427
Change in fair value of financial instruments other than derivatives	13,15	3,795	(10,918)	20,571
Change in fair value of financial derivatives	12	—	—	17,606
Excess of fair value of convertible preferred shares	15	—	(59,199)	(50,725)
Foreign exchange gains, net		35,935	12,309	14,135
Other income, net		3,295	2,240	10,832
Income (loss) before income tax expense		88,334	(465,493)	(172,269)
Income tax (expense) benefit	18	(18,450)	51,340	(77,483)
Net income (loss)		69,884	(414,153)	(249,752)
Foreign currency translation adjustment, net of nil tax		(36,267)	(6,966)	(13,577)
Total comprehensive income (loss)		33,617	(421,119)	(263,329)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	19	2,560,106,403	2,579,202,596	4,072,386,826
— Diluted	19	2,577,892,069	2,579,202,596	4,072,386,826
Net earnings (loss) per Class A and Class B ordinary share (cent per share)
— Basic	19	2.73	(16.06)	(6.13)
— Diluted	19	2.71	(16.06)	(6.13)
Share-based compensation expenses were included in:
Cost of revenues		154	207	312
Research and development expenses		10,251	9,098	7,289
Sales and marketing expenses		2,464	234	156
General and administrative expenses		50,146	32,535	23,159

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Ordinary							Accumulated	Retained
		shares		Subscription	Treasury stocks		Additional		other	earnings	Total
		Number of		receivables from	Number of		paid-in	Statutory	comprehensive	(accumulated	shareholders’
	Note	Shares	Amount	shareholders	Shares	Amount	capital	reserves	loss	deficit)	equity
Balance as of January 1, 2022		2,577,386,552	—	—	226,751,940	(35,765)	429,205	14,123	(646)	135,565	542,482
Share Repurchase	16	(154,614,975)	—	—	154,614,975	(37,379)	—	—	—	—	(37,379)
Repurchase of vested employee restricted share units for tax withholding	16	(17,102,175)	—	—	17,102,175	(4,819)	—	—	—	—	(4,819)
Resale of vested employee restricted share units for tax withholding	16	37,313,775	—	—	(37,313,775)	20,908	—	—	—	(10,158)	10,750
Share-based compensation expense	17	—	—	—	—	—	63,015	—	—	—	63,015
Vesting of restricted share units	16	53,018,580	—	—	(53,018,580)	—	—	—	—	—	—
Profit appropriations to statutory reserves		—	—	—	—	—	—	769	—	(769)	—
Foreign currency translation		—	—	—	—	—	—	—	(36,267)	—	(36,267)
Net income		—	—	—	—	—	—	—	—	69,884	69,884
Balance as of December 31, 2022		2,496,001,757	—	—	308,136,735	(57,055)	492,220	14,892	(36,913)	194,522	607,666
Repurchase of vested employee restricted share units for tax withholding	16	(13,904,625)	—	—	13,904,625	(2,420)	—	—	—	—	(2,420)
Resale of vested employee restricted share units for tax withholding	16	13,904,625	—	—	(13,904,625)	2,420	—	—	—	—	2,420
Issuance of ordinary shares in at-the-market offering, net of offering cost	14	493,188,945	—	—	—	—	65,430	—	—	—	65,430
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	15	354,751,230	—	—	—	—	53,625	—	—	—	53,625
Issuance of ordinary shares pursuant to share lending arrangement	15	120,000,000	—	—	—	—	511	—	—	—	511
Share-based compensation expense	17	—	—	—	—	—	42,074	—	—	—	42,074
Vesting of restricted share units	17	51,031,395	—	—	(51,031,395)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(6,966)	—	(6,966)
Net loss		—	—	—	—	—	—	—	—	(414,153)	(414,153)
Balance as of December 31, 2023		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(219,631)	348,187
Cumulative effect of the adoption of ASU 2023-08		—	—	—	—	—	—	—	—	18,893	18,893
Balance as of January 1, 2024		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(200,738)	367,080
Repurchase of vested employee restricted share units for tax withholding	16	(8,532,915)	—	—	8,532,915	(768)	—	—	—	—	(768)
Resale of vested employee restricted share units for tax withholding	16	8,532,915	—	—	(8,532,915)	768	—	—	—	—	768
Issuance of ordinary shares as a reserve for the at-the-market offering	14	750,000,000	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	15	1,049,543,865	—	—	—	—	131,351	—	—	—	131,351
Issuance of ordinary shares pursuant to share lending arrangement	15	42,000,000	—	—	—	—	236	—	—	—	236
Return of ordinary shares under share lending arrangements	15	(42,000,000)	—	—	42,000,000	—	—	—	—	—	—
Cancel of ordinary shares under share lending arrangements	15	—	—	—	(20,178,045)	—	—	—	—	—	—
Share-based compensation expense	17	—	—	—	—	—	30,916	—	—	—	30,916
Vesting of restricted share units	17	49,645,830	—	—	(49,645,830)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(13,577)	—	(13,577)
Net loss		—	—	—	—	—	—	—	—	(249,752)	(249,752)
Balance as of December 31, 2024		5,364,163,022	—	—	229,281,465	(57,055)	816,363	14,892	(57,456)	(450,490)	266,254

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities
Net income (loss)	69,884	(414,153)	(249,752)
Adjustments for:
Revenue recognized on acceptance of cryptocurrency	(35,500)	(58,959)	(90,273)
Cost recognized on payment of cryptocurrency	8,463	8,854	9,821
(Receipt) return of cryptocurrency as customer deposits	—	(4,922)	5,080
Change in fair value of cryptocurrency	—	—	(42,427)
Change in fair value of financial derivatives	—	—	(17,606)
Other income, net	—	—	5,025
Realised gain (loss) on sale of cryptocurrency	170	(6,135)	—
Depreciation and amortization of property, equipment and software	33,689	59,641	28,257
Amortization of intangible assets	—	—	159
Foreign exchange (loss) gain	(2,007)	(9,302)	12,020
Provision of allowance for doubtful receivables	13	14	2,982
Deferred income tax (benefit) expense	(7,791)	(45,686)	66,150
Loss on disposal of property, equipment and software	193	18	(7,215)
Share-based compensation expense	63,015	42,074	30,916
Change in fair value of financial instruments other than derivatives	(3,795)	10,918	(20,571)
Excess of fair value of convertible preferred shares	—	59,199	50,725
Reduction in the carrying amount of the operating lease right-of-use assets	2,254	2,481	1,910
Interest of operating lease liabilities	193	115	90
Interest of long-term loan	—	—	521
Impairment loss of cryptocurrency	7,880	4,706	—
Impairment loss of property, equipment and software	—	21,126	11,303
Write-down of inventories	69,524	174,838	90,807
Write-downs of prepayments	12,828	5,627	9,745
Provision for reserve for inventory purchase commitments	10,890	9,816	—
Unrecognized tax benefit	—	—	6,933
Changes in assets and liabilities:
Accounts receivable	58	(3,011)	97
Inventories	(232,165)	(123,679)	(129,272)
Cryptocurrency	—	—	(1,761)
Prepayments and other current assets	(70,304)	122,471	43,321
Other non-current assets	(2,032)	2,008	3
Accounts payable	47,259	(10,237)	7,222
Contract liabilities	(198,733)	19,026	4,802
Income tax payable	(14,653)	(3,596)	588
Accrued liabilities and other current liabilities	60,294	6,332	(26,238)
Other non-current liabilities	(315)	9,161	(517)
Operating lease liabilities	(1,914)	(2,365)	(2,107)
Net cash used in operating activities	(182,602)	(123,620)	(199,262)
Cash flows from investing activities:
Purchase of property, equipment and software	(17,745)	(3,312)	(19,304)
Proceeds from disposal of property, equipment and software	—	2,295	8,783
Proceeds from sale of cryptocurrency	9,642	40,645	71,494
Net cash (used in) provided by investing activities	(8,103)	39,628	60,973

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2022, 2023 and 2024

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from financing activities:
Payment for repurchase of ordinary shares	(37,379)	—	—
Repurchase of warrants	(6,611)	—	—
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	—	65,430	—
Proceeds from issuance of convertible preferred shares, net of issuance costs	—	24,575	129,810
Proceeds from borrowings from long-term loan	—	—	9,937
Proceeds from resale of treasury stock	10,397	2,420	768
Repurchase for tax withholdings on vesting of restricted share units	(22,585)	(2,420)	(768)
Net cash (used in) provided by financing activities	(56,178)	90,005	139,747
Net (decrease) increase in cash	(246,883)	6,013	1,458
Effect of exchange rate changes on cash	(80,021)	(11,410)	(1,124)
Cash and restricted cash at the beginning of year	428,455	101,551	96,154
Cash at the end of year	101,551	96,154	96,488

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—	370
Cash paid for income tax	45,421	2,876	52
Supplemental disclosure of non-cash investing and financing activities:
Mining equipment transferred from inventory to property, equipment and software	69,712	24,052	38,405
Issuance of ordinary shares pursuant to share lending arrangement	—	511	236

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

The Company believes that accounting estimation of warrant liability, valuation of convertible preferred shares, preferred shares forward contract liability, pre-delivery shares, derivative assets and liabilities and deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation, and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

The freestanding warrants to purchase American Depositary Share (“ADSs”) at a future date were determined to be freestanding instruments that were accounted for as a liability. At initial recognition, the Company recorded the warrant liability on the consolidated balance sheets at its estimated fair value. The proceeds from issuance of ordinary shares and warrants are firstly allocated to warrant liability based on its fair value. The residual method is used to allocate the proceeds to shareholders’ equity. The warrant liability is subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrant liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the change in fair value of financial instruments other than derivatives on the consolidated statement of comprehensive income (loss).

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

The Company’s financial instruments consist principally of cash, accounts receivable, cryptocurrency deposit included in prepayments and other current assets, cryptocurrency receivable, cryptocurrency, non-current financial investments, accounts payable, cryptocurrency deposit included in accrued liabilities and other current liabilities, preferred shares forward contract liability, convertible preferred shares and long-term loans.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of December 31, 2023 and 2024, the carrying values of cash, accounts receivable and accounts payable approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

The Company’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

				Fair value at
				December
As of December 31, 2023	Level 1	Level 2	Level 3	31, 2023
Prepayments and other current assets (Note 12)	—	113	—	113
Cryptocurrency	28,342	—	—	28,342
Assets	28,342	113	—	28,455

Accrued liabilities and other current liabilities (Note 12)	—	7,185	—	7,185
Preferred shares forward contract liability (Note 15)	—	—	40,344	40,344
Liabilities	—	7,185	40,344	47,529

				Fair value at
				December
As of December 31, 2024	Level 1	Level 2	Level 3	31, 2024
Prepayments and other current assets (Note 12)	—	253	—	253
Cryptocurrency receivable (Note 12)	—	69,582	—	69,582
Cryptocurrency	61,821	—	—	61,821
Assets	61,821	69,835	—	131,403

Accounts payable (Note 12)	—	2,595	—	2,595
Accrued liabilities and other current liabilities (Note 12)	—	7,563	—	7,563
Convertible preferred shares (Note 15)	—	—	68,113	68,113
Long-term loans (Note 12)	—	13,999	—	13,999
Liabilities	—	24,157	68,113	92,270

(g)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,
	2023	2024
US dollar denominated bank deposits with financial institutions in the U.S.	9,390	21,932
Financial institutions in the PRC
RMB denominated bank deposits	10,098	13,946
US dollar denominated bank deposits	37,170	2,144
Others denominated bank deposits	32	55
Subtotal	47,300	16,145
Financial institutions in Singapore
US dollar denominated bank deposits	37,105	51,027
SGD denominated bank deposits	1,290	2,970
RMB denominated bank deposits	7	6
Subtotal	38,402	54,003
Bank deposits with other overseas financial institutions	1,062	4,408
Total	96,154	96,488

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The bank deposits, with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore, Malaysia and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD100, MYR250 and KZT15,000 per bank, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to US$3,013 and US$3,218 as of December 31, 2023 and 2024, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, United States and Singapore with acceptable credit rating.

(h)	Accounts receivable

Accounts receivable are presented net of allowance for credit loss. The allowance for credit loss is based upon the amount of losses expected to be incurred in the collection of these accounts pursuant to the guidance outlined in ASU 2016-13, Financial Instruments - Credit Loss (ASU 2016-13, Topic 326, or ASC 326), which the Company adopted on January 1, 2023. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, including specific accounts, related aging, and on historical collection experience. These allowances reflect our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Our estimate could require a change based on changing circumstances, including changes in the economy or in the circumstances of individual customers. The Company takes a write-off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted. Provision for credit losses, net of recoveries for the period are included in general and administrative expenses in the accompanying consolidation statements of comprehensive income (loss). During the years ended December 31, 2022, 2023 and 2024, the Company recorded provision of allowance for accounts receivables of nil, US$14 and US$1,386, respectively.

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

Cryptocurrency is comprised of cryptocurrencies earned as noncash consideration in exchange for providing hash computation services to a mining pool as well as in exchange for the sale of mining equipment which are accounted for in connection with the Company’s revenue recognition policy disclosed in Note 2(r). Cryptocurrency is classified in non-current assets in the consolidated balance sheets, because at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. The Company sells its digital currency on a first-in-first-out basis.

On December 13, 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. Effective January 1, 2024, the Company early adopted ASU 2023-08, resulting in US$18,893 increase to cryptocurrency and US$18,893 decrease to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2024.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As a result of adopting ASU 2023-08, the Company measures cryptocurrency at fair value as of each reporting period in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active trading platform that the Company normally transacts and has determined is its principal market for bitcoin (Level 1 inputs), based on all information that is reasonably available. Since bitcoin is traded on a 24-hour period, the Company utilizes the price at the start of day Coordinated Universal Time (00:00:00 UTC), which aligns with the Company’s revenue recognition policy. Gains and losses from the remeasurement of cryptocurrency are included within change in fair value of cryptocurrency in the consolidated statements of comprehensive income (loss). The Company sells cryptocurrency and gains and losses from such transactions, measured as the difference between the cash proceeds and the carrying basis of cryptocurrency as determined on a first-in-first-out basis, are also included within change in fair value of cryptocurrency in the consolidated statements of comprehensive income (loss). The Company recorded change in fair value of cryptocurrency of $42.4 million during the year ended December 31, 2024.

Before adopting ASU 2023-08, the Company accounted for cryptocurrency as intangible asset with indefinite useful lives. Under this model, cryptocurrency was not amortized but assessed for impairment annually, or more frequently if events or changes in circumstances indicate it was more likely than not that the asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company had the option to first perform a qualitative assessment to determine whether it was more likely than not that an impairment exists. If it was determined that it was not more likely than not that an impairment exists, a quantitative impairment test was not necessary. If the Company concluded otherwise, it was required to perform a quantitative impairment test. The Company had elected to bypass the optional qualitative impairment assessment and to track its cryptocurrency activity daily for impairment assessment purposes. The Company performed an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of cryptocurrency on the active trading platform, indicated that it was more likely than not that its cryptocurrencies are impaired. For impairment testing purposes, the lowest intraday trading price of cryptocurrency was identified at the single cryptocurrency level. The excess, if any, of the carrying amount of cryptocurrency and the lowest daily trading price of cryptocurrency represented a recognized impairment loss. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of previously recorded impairment losses was prohibited. During the years ended December 31, 2022 and 2023, the Company recorded impairment on cryptocurrency of US$7,880 and US$4,706, respectively.

The Company accounts for cryptocurrency received as customer deposits and liability to be settled in cryptocurrency at fair value of the underlying cryptocurrency with changes recorded in change in fair value of financial derivative. As of December 31, 2023 and 2024, cryptocurrency received as customer deposits of US$7,185 and US$7,563 are recorded in accrued liabilities and other current liabilities, respectively. As of December 31, 2023 and 2024, liability to be settled for electricity and hosting service in cryptocurrency of nil and US$2,595 are recorded in accounts payable, respectively.

Cryptocurrency awarded to the Company through its mining activities as well as in exchange for the sale of mining equipment are included as an adjustment to reconcile net loss to cash used in operating activities on the consolidated statements of cash flows. Proceeds from sale of cryptocurrency are included within cash flows from investing activities on the consolidated statements of cash flows and any realized gains or losses from such sales are included in general and administrative expenses on the consolidated statements of comprehensive income (loss).

(k)	Cryptocurrency receivable

The Company enters into borrowing arrangements that require the Company to pledge collateral in the form of cryptocurrency. If the lender obtains control or has the right to sell, pledge, or rehypothecate the Company’s collateral, the Company derecognizes the pledged bitcoins, and recognizes a receivable from the lender when pledge was made. If the lender does not obtain control or have the right to sell, pledge, or rehypothecate the collateral, the pledged bitcoins does not meet the derecognition criteria and is recorded in cryptocurrency, restricted.

The Company also enters into fixed term product agreement with a crypto assets exchange institution and transferred cryptocurrency as fixed term investment product with a fixed annual rate of returns. If the institution obtains control or has the right to sell, pledge, or rehypothecate the transferred cryptocurrency, the Company derecognizes the bitcoins, and recognizes a receivable from the institution. If the institution does not obtain control or have the right to sell, pledge, or rehypothecate the transferred cryptocurrency, the pledged bitcoins does not meet the derecognition criteria and is recorded in cryptocurrency, restricted.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Cryptocurrency receivable which will be released within one year is included in the current assets and which will be released over one year is included in the non-current assets. Cryptocurrency receivable is initially and subsequently measured at the fair value. Changes in fair value are recorded in change in fair value of financial derivatives.

(l)	Property, equipment and software

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2024, the Company recognized a gain of US$7,215 from the disposal of the self-used mining equipment.

Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

(m)	Non-current financial investment

The Company’s non-current financial investment include an equity investment without readily determinable fair value, and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, and is measured and recorded using a measurement alternative that measures the non-current financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying values of the Company’s non-current financial investment without readily determinable fair values were US$2,824 and US$2,782 as of December 31, 2023 and 2024. No impairment loss was recognized for the three years ended December 31, 2024.

(n)	Impairment of long-lived assets

For other long-lived assets including property, equipment and software, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from the use of the assets and their eventual disposition. Significant unobservable input used in the fair value measurement includes Bitcoin prices. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company determined that the carrying value of its mining equipment was not recoverable. As of each relevant measurement date, the fair value of mining equipment is primarily represented by the price market participant would pay to acquire the mining equipment, which reflects the highest and best use of mining equipment. Fair value of the mining equipment was classified in Level 2 of the fair value hierarchy due to the quoted market prices for similar assets. During the years ended December 31, 2022, 2023 and 2024, the Company recognized impairment charge of nil, US$21,126 and US$11,303, respectively, which mainly due to the impairment for mining equipment deployed as a result of declined Bitcoin price or increased Bitcoin mining difficulty.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(o)	Contract liabilities

Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenues when revenue recognition criteria are met.

The prepayments received from customers as of December 31, 2023 and 2024 was US$19,614 and US$24,248, respectively. The revenue recognized during the years ended December 31, 2022, 2023 and 2024 for the beginning balance of contract liability was US$196,897, US$380 and US$17,510, respectively.

(p)	Long-term loans

Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the long-term loan. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs. Long-term loans which will be mature within one year is classified as current portion of long-term loans.

Cryptocurrency borrowings are accounted for as hybrid instruments, with a dollar-denominated debt host contract that contains an embedded derivative. The initial fair value of the embedded derivative is zero and subsequently measured at the fair value, with changes in fair value recognized in change in fair value of financial derivative.

(q)	Derivative

The Company may enter into arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of cryptocurrency in the future. Such arrangements are accounted as hybrid instruments, consisting of a receivable or debt host contract that is initially measured at the fair value of the underlying cryptocurrency and is subsequently carried at amortized cost, and an embedded forward feature based on the changes in the fair value of the underlying cryptocurrency. The embedded forward is bifurcated from the host contract, and is subsequently measured at fair value. The Company presents the embedded derivative instrument together with the host contract.

(r)	Revenue from contracts with customers (ASC 606)

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Products revenue

The Company generates revenue primarily from the sale of mining equipment directly to a customer, such as a business or individual engaged in Bitcoin mining activities. As the Bitcoin price fluctuates, the Company may adjust the selling price of mining equipment on an as - needed basis, as customers are only willing to pay for machines based on their ability to recover their investment through mining Bitcoin over a relatively short period of time. The Company’s sales arrangements usually require a full prepayment before the delivery of products. The Company implemented an installment policy for certain significant, good-standing customers from 2023. The payment terms under installment policy generally consist of the installments over a period of 90 to 180 days.

The Company recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by, shipped to or delivered to the customers.

The Company offers a standard product warranty of 360 days that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was US$1,896, US$3,596 and US$2,598 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(s)	Value-added-tax (“VAT”) recoverable and surcharges

Value added tax recoverable represents amounts paid by the Company for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax paid depending on the taxpayer’s location.

(t)	Cost of revenues

Amounts recorded as cost of revenues relate to direct costs incurred to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, mining costs and other costs. Product costs include costs of raw material, contractual manufacturers for production, labor costs, shipping and handling costs, manufacturing and depreciation, warehousing costs, inventories write-downs, prepayments write-downs, provision for reserve for inventory purchase commitments and tax surcharges. Mining costs include direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. Other costs include labor costs and other service costs.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(u)	Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses associated with research and development personnel. The Company recognizes research and development expenses as expense when incurred.

(v)	Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses in association with sales and marketing personnel.

Advertising expense is expensed as incurred and included in sales and marketing expenses. The advertising expenses were US$964, US$1,643 and US$535 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Government grants are recognized when there are reasonable assurances that the Company will comply with the conditions attach to them and the grants are received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in the Company’s consolidated statements of comprehensive income (loss) when the grants are received. Government grants with conditions attached to them are recognized as liabilities when received, and will be released to the consolidated statements of comprehensive income (loss) when the Company is not subject to further obligation or future refunds. The Company received government grants that required the Company to operate in a particular area for a certain period.

US$2,861, US$3,559 and US$2,038 were recognized in other income, net for the years ended December 31, 2022, 2023, and 2024, respectively. US$9,191 and US$9,055 were recognized in deferred government grant of accrued liabilities and other liabilities as of December 31, 2023 and 2024, respectively (Note 10).

(y)	Lease arrangement as lessee

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

(z)	Employee social security and welfare benefits

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

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive income (loss) amounted to US$7,016, US$9,561 and US$8,151 for the years ended December 31, 2022, 2023 and 2024, respectively.

(aa)	Income taxes

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

The Company evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. As of December 31, 2024, the tax years ended December 31, 2020 through 2024 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. As of December 31, 2024, US$1,854 of accrued interest was recorded.

(ab)	Share-based compensation

The Company grants restricted shares and share options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share-based awards granted with only service conditions, using the graded vesting method, over the vesting period.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Company calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period when the modification occurs. For awards not being fully vested, the Company recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification. Cancellation of an award accompanied by the concurrent grant of a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. Cancellation of an award without accompanied by the concurrent grant of a replacement award is treated as a settlement for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

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

(ac)	Statutory reserves

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

The Company has made US$769, nil and nil appropriations to statutory reserve for the years ended December 31, 2022, 2023 and 2024, respectively.

(ad)	Repurchase of share

The Company accounts for treasury stock using the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock.

(ae)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the share-based awards, using the treasury stock method and the ordinary shares issuable upon the conversion of the convertible preferred shares using if converted method.

(af)	Comprehensive income (loss)

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

(ag)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of comprehensive income (loss). The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Long-lived assets consist of cryptocurrency, property, equipment and software, net, operating lease right-of-use assets and other non-current assets. As of December 31, 2024, the long-lived assets of US$55,224, US$37,755, US$33,850, US$17,383 and US$6,207 were located or belong to subsidiaries located in Singapore, Cayman, the United States, Ethiopia and Central Asia, respectively. The remaining long-lived assets were mainly located in PRC. The Company’s revenue segregated by geographic region is disclosed below.

The geographical region of revenue generated is based on the location where the customers based or the services were provided:

	For the Years Ended December 31,
Geographic region	2022	2023	2024
United States of America	93,921	28,101	70,986
Mainland China	18,267	115,526	68,165
The United Arab Emirates	—	343	41,450
Ethiopia	—	1,337	32,578
Hong Kong Special Administrative Region	—	17,360	13,281
Malaysia	119,337	15,326	10,099
Kazakhstan	57,546	24,571	7,747
Canada	18,271	259	6,548
Netherland	—	2	6,083
Singapore	41	43	5,249
Georgia	28	—	2,094
Paraguay	3	610	1,437
Thailand	2,774	3,701	555
Indonesia	215,198	300	147
Australia	60,379	9	22
Cyprus	36,230	7	1
Other countries or regions	27,938	3,982	2,882
Total	651,526	211,477	269,324

(ah)	Recently issued accounting pronouncements
i.	New and amended standards adopted by the Company:

On December 13, 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company early adopted ASU 2023-08 on January 1, 2024, which has a cumulative adjustment to increase the opening balance of retained earnings by US$18,893.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

In August 2020, the FASB issued Accounting Standards Update 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in ASU 2020-06 are effective for public business entities, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASU 2020-06 for the year beginning on January 1, 2024, which did not have a material effect on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to enhance reportable segment disclosures by requiring disclosures of significant segment expenses regularly provided to the CODM, requiring disclosure of the title and position of the CODM and explanation of how the reported measures of segment profit and loss are used by the CODM in assessing segment performance and allocation of resources. ASU 2023-07 is effective for all public entities for annual periods beginning after December 31, 2023; early adoption is permitted. The Company adopted ASU 2023-07 for the year beginning on January 1, 2024, which did not have a material impact on its disclosures.

ii.	New and amended standards not yet adopted by the Company:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025 and does not expect the updated guidance to have a material impact on its disclosures.

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the financial statements, disclosures of specified information about certain costs and expenses specified in the updated guidance. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

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

As of December 31, 2023 and 2024, accounts receivable were US$2,997, and US$1,514, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2023	2024
Customer A	97%	—
Customer G	—	100%

Customers which contributed more than 10% of total revenue are as below:

	For the Years Ended December 31,
	2022	2023	2024
Customer B	33%	*	*
Customer C	22%	*	*
Customer D	16%	*	*
Customer E	*	14%	11%
Customer F	*	*	11%
*	Less than 10%
(b)	Supplier concentration

For the year ended December 31, 2022, the Company’s purchases substantially all its integrated circuits from three suppliers.

For the year ended December 31, 2023, the Company’s purchases substantially all its integrated circuits from two suppliers.

For the year ended December 31, 2024, the Company’s purchases substantially all its integrated circuits from one supplier.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Inventories

Inventories consist of the following:

	As of December 31,
	2023	2024
Raw materials	95,065	56,524
Work in process	15,898	5,566
Finished goods	31,324	32,530
Total	142,287	94,620

During the years ended December 31, 2022, 2023 and 2024, the Company recognized inventories write-down of US$69,524, US$174,838 and US$90,807 in cost of revenues, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

5.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
Prepayments and other current assets
VAT recoverable and refund	55,403	62,620
Prepayments to vendors (Note a)	46,277	18,848
Deferred charges	7,546	3,808
Deposits	3,746	2,150
Others (Note b)	9,270	3,448
Total	122,242	90,874

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. For the years ended December 31, 2022, 2023 and 2024, the Company recorded write-downs of US$12,828, US$5,627 and US$9,745 for the prepayment to third-party suppliers in cost of revenues.

Note b: During the years ended December 31, 2022, 2023 and 2024, the Company recorded provision of allowance for other receivables of US$13, US$0.3 and US$1,596, respectively.

6.	Cryptocurrency

Cryptocurrency consist of the following:

				As of December 31, 2023
	As of December 31, 2024			(Note)
(in thousands, except for quantity)	Quantity	Cost Basis	Fair Value	Carrying Value
Bitcoin	642	42,003	61,138	26,867
Others	672,680	679	683	1,475
Total Cryptocurrency		42,682	61,821	28,342

Note: Prior to the adoption of ASU 2023-08 on January 1, 2024, the carrying value of cryptocurrency represents the post-impairment value of all cryptocurrency held. After the adoption of ASU 2023-08 the cost basis of cryptocurrency represents the fair value of cryptocurrency at the time of service contract inception. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24 hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the Bitcoin received.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Additional information about cryptocurrency consists of the following:

	For the years ended December 31,
	2023	2024
Beginning balance	12,531	28,342
Cumulative effect of the adoption of ASU 2023-08	—	18,893
Revenue recognized on acceptance of cryptocurrency*	58,959	90,273
Cryptocurrency received under long-term loans agreements*	—	14,015
Purchase of cryptocurrencies for professional services prepayment	—	1,761
Cryptocurrency received as customer deposits*	4,922	5,481
Pledged and derecognized cryptocurrency under long-term loans agreements*	—	(38,561)
Cryptocurrency prepaid for professional services	—	(1,761)
Cryptocurrency transferred to fixed term product*	—	(6,534)
Return of cryptocurrency as customer deposits*	—	(10,561)
Cost of revenues recognized on payment of cryptocurrency*	(8,854)	(9,821)
Proceeds from sale of cryptocurrency	(40,645)	(71,494)
Cryptocurrency prepaid as deposits*	—	(639)
Change in fair value of cryptocurrency	—	42,427
Realized gain on sale of cryptocurrency	6,135	—
Impairment	(4,706)	—
Ending balance	28,342	61,821

* represents non-cash investing or financing activity.

7.	Cryptocurrency receivable

Cryptocurrency receivable consist of the following:

	As of December 31, 2024
	Quantity	Fair Value
(in thousands, except for quantity)
Bitcoins transferred to fixed term product (Note a)	100	9,553
Bitcoins prepaid for professional services	30	2,859
Bitcoin pledged for current portion of long-term loans (Note 11)	400	38,113
Cryptocurrency receivable, current		50,525

Bitcoin pledged for loan-term loans (Note 11)	200	19,057
Cryptocurrency receivable, non-current		19,057

Note a: On September 27, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with an annual percentage rate of return (the “APR”) of 1.5% for 30 calendar days. On December 23, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with a minimum annual return of 1% for one year.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

8.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,
	2023	2024
Cost:
Mining equipment	95,215	80,965
Computers and electronic equipment	10,940	11,948
Leasehold improvements	5,772	5,051
Mechanical equipment	114	112
Software	3,283	3,688
Construction in progress	—	9,980
Motor vehicles	243	242
Land	—	120
Total cost	115,567	112,106
Less: Accumulated depreciation and amortization	(86,101)	(71,943)
Property, equipment and software, net	29,466	40,163

Depreciation and amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 are summarized as follows:

	For the Years Ended December 31,
	2022	2023	2024
Cost of revenues	31,002	54,478	22,941
Research and development expenses	900	400	1,906
Sales and marketing expenses	8	36	5
General and administrative expenses	1,779	4,727	3,405
Total	33,689	59,641	28,257

9.	Leases

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

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2022	2023	2024
Lease cost:
Reduction in the carrying amount of ROU assets	2,254	2,481	1,910
Interest of operating lease liabilities	193	115	90
Expenses for short-term lease within 12 months	216	417	563
Total lease cost	2,663	3,013	2,563

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	2,944	2,356	2,289
Operating lease right-of-use assets obtained in exchange for lease obligations:
Operating leases	2,398	2,358	3,889
Operating lease liability settled through termination of lease:
Operating leases	358	2,301	144

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2022	2023	2024
Weighted-average remaining lease term
Operating leases	1.9 year	1.2 year	2.2 year
Weighted-average discount rate
Operating lease	4.58% per annum	4.55% per annum	3.94% per annum

(d)	Maturities of operating lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2024
2025	1,326
2026	1,451
2027	287
Total undiscounted lease payments	3,064
Less: imputed interest	(126)
Total operating lease liabilities	2,938
Amounts due within 12 months	1,237
Non-current operating lease liability	1,701

10.	Accrued liabilities and other liabilities

	As of December 31,
	2023	2024
Accrued liabilities and other current liabilities
Salary and welfare payable	19,623	16,717
Customer deposits	7,185	12,865
Professional services payable	56	5,978
Customer refund	3,812	3,682
VAT received from customers related to contract liabilities	1,429	1,251
Other tax payables	7,019	600
Warranty reserve (Note b)	878	582
Provision for reserve for inventory purchase commitments (Note a)	20,706	—
Others	3,532	1,731
Total	64,240	43,406
Other non-current liabilities
Deferred government grant	9,191	9,055
Refund from depository bank – non-current	516	—
Total	9,707	9,055

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Note a: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2023 and 2024, the Company’s purchase obligation to third-party suppliers for foundry service was US$42,904 and US$97,709, respectively.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023 the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. For the years ended December 31, 2023 and 2024, a provision of US$9,816 and nil has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the year ended December 31,
	2023	2024
Accrued warranty—beginning of year	1,716	878
Accrual for warranties issued during the year	1,902	2,598
Warranty claims paid	(1,532)	(2,512)
Warranty expired	(980)	(878)
Foreign currency translation adjustment	(228)	496
Accrued warranty—end of year	878	582

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

11.	Long term loans

On June 12, 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements 1”) with a third party (the “Lender 1”). Pursuant to the Agreements 1, the Lender 1 will provide loans in tranches in USDT (also known as Tether, a stablecoin pegged to the U.S. Dollar) with a term of 18-month and an interest rate of 2.75% per annum. The Agreements 1 also require the Company to transfer 330 Bitcoins to the Lender 1 as collateral, and the loan amount will be 68% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral. The repayment of the loan principal may be made in USD, USDT or if mutually agreed upon in writing prior to repayment, any other digital currency.

Pursuant to the Agreements 1, in June 2024, the Company pledged 330 Bitcoins as collateral to the Lender 1 with a fair value of US$21,041 at closing and obtained a loan with principal amount of 14,308,156 USDT. The net proceeds received in June 2024, after deducting issuance cost of 178,615 USDT, were 11,252,124 USDT (with a fair value of US$11,248). The issuance costs are reported as a direct deduction from the principal of the associated loan. The remaining net proceeds of 2,769,869 USDT (with a fair value of US$2,767), after deducting issuance cost of 107,548 USDT, were subsequently received in July 2024. For the year ended December 31, 2024, the Company was not required to add additional Bitcoins as collateral.

On June 21, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 2”) with another third party (the “Lender 2”). Pursuant to the Agreement 2, the Lender 2 will provide a loan in amount of US$8,041 with a term of 18-months and an interest rate of 6.75% per annum. The Agreement 2 also requires the Company to transfer 200 Bitcoins to the Lender 2 as collateral. If the fair market value of Bitcoin fallen such that the Loan-to-Value Ratio equals or exceeds 80%, the Company is required to add Collateral.

Pursuant to the Agreement 2, in June 2024, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$12,370 at closing and obtained a loan in amount of US$8,041. The net proceeds received in June 2024, after deducting issuance costs of US$121, were US$7,920. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the year ended December 31, 2024, the Company was not required to add additional Bitcoins as collateral.

On August 9, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 3”) with another third party (the “Lender 3”). Pursuant to the Agreement 3, the Lender 3 will provide a loan in amount of US$2,058 with a term of 18-months and an interest rate of 5.00% per annum. The Agreement 3 also requires the Company to transfer 70 Bitcoins to the Lender 3 as collateral. If the fair market value of Bitcoins fallen to below 50% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 3, in August 2024, the Company pledged 70 Bitcoins as collateral to the Lender 3 with a fair value of US$4,117 at closing and obtained a loan in amount of US$2,058. The net proceeds received in August 2024, after deducting issuance costs of US$41, were US$2,017. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the year ended December 31, 2024, the Company was not required to add additional Bitcoins as collateral.

As of December 31, 2024, US$16,658 from Lender 1 and Lender 2 were classified as current portion of the long-term loans. Interest expense pertaining to the above loans amounted to US$521 was recorded for the year ended December 31, 2024.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

12.	Derivatives

During the years presented, the Company’s derivatives were all embedded forward contracts to receive or deliver a fixed amount of cryptocurrency in the future.

Impact of derivatives on the Consolidated Balance Sheets

The following table summarizes the balance sheet impact of derivative instruments outstanding as of December 31, 2024 and December 31, 2023 as measured in U.S. dollar equivalents, none of which were designated as hedging instruments at December 31, 2024:

		Derivative
Consolidated Balance Sheets Location	Notional	Fair Value	Total
December 31, 2024
Prepayments and other current assets (1)	92	161	253
Cryptocurrency receivable	46,856	22,726	69,582
Accounts payable (1)	2,528	67	2,595
Accrued liabilities and other current liabilities (1)	5,995	1,568	7,563
Long-term loans (1)	14,015	(16)	13,999
December 31, 2023
Prepayments and other current assets	92	21	113
Accrued liabilities and other current liabilities (1)	4,503	2,682	7,185
(1)	Represents the portion of the Consolidated Balance Sheet line item that is denominated in cryptocurrency.

Impact of derivatives on the Consolidated Statements of Comprehensive Income (Loss)

Change in fair value of derivative instruments recorded in the Consolidated Statements of Comprehensive Income (Loss) were as follows:

	For the year ended
	December 31,
	2023*	2024
Prepayments and other current assets	21	140
Cryptocurrency receivable	—	22,726
Accounts Payable	—	(629)
Accrued liabilities and other current liabilities	(2,643)	(4,647)
Long-term loans	—	16
Total	(2,622)	17,606

*For the year ended December 31, 2023, changes in fair value were recorded in other income, net in the Consolidated Statements of Comprehensive Income (Loss).

The Company’s derivative assets and liabilities measured and recorded at fair value on a recurring basis are classified within Level 2 of the fair value hierarchy. The Company has valued all Level 2 assets and liabilities based on quoted market prices for the underlying cryptocurrency.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

13.	Warrants

In connection with the issuance of ordinary shares in May 2021, the Company also issued warrants to the investors, which entitle the investors to purchase up to an aggregate of 4,047,620 ADS (representing 60,714,300 Class A ordinary Shares) at $16.38 per ADS (representing $1.09 per Class A ordinary share). Also, the Company issued warrants to two placement agents, which entitle them to purchase up to an aggregate of 674,603 ADSs (representing 10,119,045 Class A ordinary shares) at $15.75 per ADS (representing $1.05 per Class A ordinary share).

The warrants are accounted for as a liability and remeasured to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term, the Company classifies the valuation techniques that use these inputs as Level 3.

Fair Value at
June 23, 2022
(remeasurement date)
Risk Free Rate	2.32%-2.63%
Volatility	126.66%-140.39%
Expected dividend yield	0%
Expected term	1.9 years-2.1 years

On June 23, 2022, the Company entered into separate warrant repurchase agreements with all warrant holders. The Company paid US$6.6 million (US$1.4 per ADS) to repurchase the outstanding warrants of 4,722,223 ADSs (representing 70,833,345 Class A ordinary shares), upon which the warrant liability was extinguished. The repurchased shares were not retired and is shown as treasury stock.

Movement of warrant liability for the year ended December 31, 2022 is as follows:

For the years ended December 31,
2022
Beginning balance	10,406
Change in fair value of financial instruments other than derivatives	(3,795)
Repurchase of warrant liability	(6,611)
Ending balance	—

14.	Ordinary shares

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

As of December 31, 2024, the authorized ordinary shares are 999,999,675,000, of which 5,593,444,487 shares were issued and 4,614,163,022 shares were outstanding. These outstanding shares consist of (1) 4,302,538,578 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

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

On November 10, 2023, the Company entered into an At-the-market Issuance Sales Agreement with B. Riley Securities, Inc., pursuant to which the Company may issue up to US$68,000 of the ADSs. For the year ended December 31, 2023, the Company issued 31,347,044 ADSs (470,205,660 Class A ordinary shares) with net proceeds of US$61,242.

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

On December 23, 2024, the Company entered into an At-the-market offering agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”). The Company issued 50,000,000 ADSs (750,000,000 Class A Ordinary Shares) to its share depositary bank as a reserve in relation to the 2024 ATM Agreement. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purpose, and therefore, have been excluded from the computation of net earnings (loss) per ordinary share for accounting purposes. For the year ended December 31, 2024, no ADS was utilized under the 2024 ATM Agreement.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

15.	Convertible preferred shares

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

On January 22, 2024, the Company completed the second tranche of the preferred shares financing. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. On September 27, 2024, the Company completed the Third Tranche financing. Pursuant to the Third Tranche Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the Third Tranche closing, the Buyer agreed to return to the Company 2,800,000 ADSs (representing 42,000,000 Class A ordinary shares) of the Pre-Delivery Shares previously delivered to the Buyer. The Company acknowledged that 1,345,203 ADSs of 2,800,000 ADSs of the Pre-Delivery Shares being returned to the Company would be returned in the form of 20,178,045 Class A ordinary shares, which were transferred from ordinary shares to treasury stocks in September and cancelled in November 2024. The remaining 1,454,797 ADSs were returned to the Company in December 2024.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The fair value of the Second Tranche (US$68,496) and Pre-delivery Shares (US$236) reduced by Forward Contract Liabilities (US$18,496) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,860) by US$376, which was recognized as the excess of fair value of Convertible Preferred Shares financing for the year ended December 31, 2024. The change in fair value of the Forward Contract Liabilities was US$21,848, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2024.

The fair value of the Third Tranche (US$78,272) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,975) by US$28,297, which was recognized as the excess of fair value of Convertible Preferred Shares financing for the year ended December 31, 2024.

For the year ended December 31, 2024, all of 50,000 Preferred Shares issued pursuant to the Second Tranche were converted to 49,428,105 outstanding ADSs (741,421,575 Class A ordinary shares) at the conversion prices from $0.73 to $1.31, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion. The fair value of the Second Tranche upon the conversion dates was US$88,154 and the change in fair value of the Second Tranche was US$19,658, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2024.

For the year ended December 31, 2024, none of Preferred Shares issued pursuant to the Third Tranche was converted to outstanding ADSs. The change in fair value of the Third Tranche was US$10,159, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2024.

The movement of Preferred Shares and Forward Contract Liability for the years ended December 31, 2023 and 2024 consist of the following:

		Forward
	First	Contract	Second	Third
	Tranche	Liabilities	Tranche	Tranche
Beginning balance as of January 1, 2023	—	—	—	—
Fair value upon issuance	44,421	38,842	—	—
Change in fair value	9,416	1,502	—	—
Conversion to outstanding ADSs	(53,837)	—	—	—
End balance as of December 31, 2023	—	40,344	—	—
Fair value upon issuance	—	—	50,000	78,272
Converted from forward contract liabilities	—	—	18,496	—
Change in fair value	—	(21,848)	19,658	(10,159)
Conversion to second tranche	—	(18,496)	—	—
Conversion to outstanding ADSs	—	—	(88,154)	—
Ending balance as of December 31, 2024	—	—	—	68,113

The Company estimates the fair value of First Tranche, the Forward Contract Liability, Second Tranche and Third Tranche using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of First Tranche and Forward Contract Liability
	December 11, 2023	December 14, 2023 to December 21, 2023
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.98%	4.69%-4.81%
Volatility	100.55%	96.00%-103.81%
Expected bond yield	7.83%	7.37%-7.48%

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Fair Value of Second Tranche
		January 26, 2024 to
	January 22, 2024	September 13, 2024
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.77%	4.09%-5.00%
Volatility	96.44%	83.26%-110.00%
Expected bond yield	9.35%	7.68%-11.06%

	Fair Value of Third Tranche
	September 27, 2024	December 31, 2024
	(issuance date)	(remeasurement dates)
Risk Free Rate	3.93%	4.30%
Volatility	100.65%	93.28%
Expected bond yield	11.70%	12.01%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of First Tranche and Forward Contract Liability.

Series A-1 Convertible Preferred Shares

On November 19, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 30,000 Series A-1 Convertible Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000 for each Preferred Share.

The rights, preferences and privileges of the Series A-1 Convertible Preferred Shares are as follows:

Conversion Rights

At any time after the issuance, the holder has the right to convert any portion of the outstanding and the unpaid Conversion Amount (the “Conversion Amount”, equals to US$1,072.80 per preferred share plus any accrued and unpaid dividends, and 15% p.a. late charges if any) into variable number of ADSs by dividing the difference of the conversion price less the issuance fee, where conversion price is the lower of (1) US$4.00; and (2) 92.5% of the lowest daily average market price over 5 days before conversion, as specified in the Securities Purchase Agreement.

Redemption Rights

The Company shall redeem the Preferred Shares remained outstanding on the Maturity Date in cash in an amount equal to 105% of the Conversion Amount. The Maturity Date is the date that is 12 months immediately following the issuance of the Preferred Shares, which may be extended at the option of the Buyer when certain events occur.

Voting Rights

No voting rights are carried by the Series A-1 Preferred Shares.

Dividend Rights

The Buyer will be entitled to receive dividends in the same manner of Class A Ordinary Shares holders on a as converted basis.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Buyer shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders, an amount per Series A-1 Preferred Share equal to the greater of (1) Conversion Amount and (2) the amount that would have been received had the Series A-1 Preferred Shares been converted into the Class A ordinary shares issuable upon conversion of the Series A-1 Preferred Shares immediately prior to liquidation event.

On November 25, 2024, the Company closed the Series A-1 Preferred Shares financing and issued 30,000 Series A-1 Preferred Shares to the Buyer with total net proceeds of US$29,975. The fair value of the Series A-1 Preferred Shares (US$52,027) upon issuance date exceeded the net proceeds from the financing (US$29,975) by US$22,052, which was recognized as the excess of fair value of Convertible Preferred Shares financing for the year ended December 31, 2024.

For the year ended December 31, 2024, all of 30,000 Series A-1 Preferred Shares were converted to 20,541,486 outstanding ADSs (308,122,290 Class A ordinary shares), at the conversion price from US$1.40 to US$1.65, which are the lower of US$4.00 and 92.5% of the lowest daily average market price over 5 days before conversion. The fair value of the Series A-1 Preferred Shares upon the conversion dates was US$43,804 and the change in fair value of the Series A-1 Preferred Shares was US$8,222, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2024.

The movement of Series A-1 Preferred Shares for the year ended December 31, 2024 consist of the following:

Series A-1 Preferred Shares
Beginning balance as of January 1, 2024	—
Fair value upon issuance	52,027
Change in fair value	(8,222)
Conversion to outstanding ADSs	(43,805)
Ending balance as of December 31, 2024	—

The Company estimates the fair value of Series A-1 Preferred Shares using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of Series A-1 Preferred Shares
		November 26, 2024
	November 25, 2024	to December 5, 2024
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.44%	4.33%-4.46%
Volatility	105.37%	105.21%-105.69%
Expected bond yield	12.39%	12.28%-12.36%

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

16.	Treasury stocks

2018 Equity Incentive Plan

In April 2018, the Company established a trust to hold 51,624,000 of the Company’s issued ordinary shares. These ordinary shares were contributed by the Co-Founders and employees and held in a trust (the “Trust”) for the benefit of the employees who are under the 2018 Equity Incentive Plan (Note 17).

As of December 31, 2023 and 2024, 12,338,955 issued ordinary shares held by the Trust are accounted as treasury stocks.

Amended 2018 Plan

In April 2021, the Board of Directors of the Company amended the 2018 Plan (the “Amended 2018 Plan”) (Note 14). In May and September 2021, the Company issued 94,927,065 Class A ordinary shares and 63,774,885 Class A ordinary shares, which were then reserved under the Amended 2018 Plan. Under the Amended 2018 Plan, the Company withholds the shares issued to the employees to meet the income tax withholding requirement upon the vesting of the Restricted share units. For the year ended December 31, 2022, the Company withheld 17,102,175 Class A ordinary shares for US$4,819 and sold 37,313,775 Class A ordinary shares for US$20,908. For the year ended December 31, 2023, the Company withheld 13,904,625 Class A ordinary shares for US$2,420 and sold 13,904,625 Class A ordinary shares for US$2,420. For the year ended December 31, 2024, the Company withheld 8,532,915 Class A ordinary shares for US$768 and sold 8,532,915 Class A ordinary shares for US$768. The Company did not retire any of the repurchased Class A ordinary shares. As of December 31, 2023 and 2024, the Company has transferred all the treasury stocks reserved to ordinary shares upon vesting under the Amended 2018 Plan and nil of ordinary shares are accounted for as treasury stock under the Amended 2018 Plan.

Share Repurchase Program

As of January 1, 2022, 14,339,826 outstanding ADSs (215,097,390 shares) are accounted as treasury stocks. Effective March 16, 2022, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$100 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. During the year ended December 31, 2022, total of 10,307,665 outstanding ADSs (154,614,975 shares) were repurchased but have not been retired with a total consideration of US$37,379, which is shown as treasury stock. For the years ended December 31, 2023 and 2024, no outstanding ADSs were repurchased.

As of December 31, 2024, a total of 124,287,210 repurchased ordinary shares are accounted as treasury stocks.

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

(a)	Restricted share units

The following table summarizes the RSUs activity for the years ended December 31, 2022, 2023 and 2024:

	Number of	Weighted average
	shares	grant date fair value
		US$
Outstanding as of December 31, 2021	137,243,670	0.74
Granted	62,410,200	0.25
Forfeited	(22,844,235)	0.32
Vested	(53,018,580)	0.68
Outstanding as of December 31, 2022	123,791,055	0.60
Granted	102,323,925	0.15
Forfeited	(28,129,155)	0.29
Vested	(51,031,395)	0.60
Outstanding as of December 31, 2023	146,954,430	0.35
Granted	494,060,175	0.10
Forfeited	(21,423,390)	0.22
Vested	(49,645,830)	0.61
Outstanding as of December 31, 2024	569,945,385	0.12

In 2024, the Company granted 494,060,175 RSUs to the Company’s employees under the Amended 2018 Plan. The Company used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to five years. The total fair value of RSUs vested during the years ended December 31, 2022, 2023 and 2024 was US$35,475, US$30,812 and US$16,415, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2024 was US$69,958.

As of December 31, 2024, there was US$55,074 unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 43 months.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Share options

The following table summarizes the share options for the years ended December 31, 2022, 2023 and 2024:

		Weighted-Average	Weighted
		per Share	Average
	Number of	Exercise	Remaining	Aggregate
	shares	Price	Contractual Term	Intrinsic Value
		US$	Years	US$
Outstanding as of December 31, 2021	114,000,000	0.76	9.10	—
Outstanding as of December 31, 2022	114,000,000	0.76	8.12	—
Granted	30,000,000	0.40
Outstanding as of December 31, 2023	144,000,000	0.69	7.53	—
Cancelled	(84,000,000)	0.81
Outstanding at of December 31, 2024	60,000,000	0.50	7.02	—
Expected to vest at December 31, 2024	60,000,000	0.50	7.02	—
Exercisable as of December 31, 2024	45,000,000	0.69	7.02	—

The aggregate intrinsic value as of December 31, 2024 in the table above is zero as the fair value of the Company’s ordinary share on December 31, 2024 is lower than the exercise price.

As of December 31, 2024, there was US$229 unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 2 months.

The assumptions used to estimate the fair values of the share options granted were as follows:

For the Year Ended December 31,
2023
Risk-free rate of return (1)	3.85% to 3.92%
Dividend yield (2)	0%
Expected volatility (3)	124.86%
Expected term (4)	10 years
Exercise multiple (5)	2.80
Fair value of ordinary share	US$1.79 per ADS
1)	The risk-free rate of return was estimated based on the yield of US Strip Bond with a maturity life equal to the remaining maturity life of the Company’s options as of the valuation date.
2)	Dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.
3)	The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the contract life of the Company’s options.
4)	Expected term is the contract life of the option.
5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

18.	Income Taxes
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Singapore

The Company’s subsidiaries incorporated in Singapore are subject to profits or income tax rates of 17.0%, on their estimated assessable profits for the years ended December 31, 2022, 2023 and 2024. Dividends income received from subsidiaries in mainland China are not subject to Singapore profits or income tax.

(c)	Hong Kong and United States

The Company’s subsidiaries incorporated in Hong Kong and United States are subject to profits or income tax rates of 16.5% and 21.0%, respectively, on their estimated assessable profits for the years ended December 31, 2022, 2023 and 2024. Dividends income received from subsidiaries in mainland China are not subject to Hong Kong and United States profits or income tax.

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

Canaan Creative (SH) Co., Ltd. (“Canaan Creative (SH)”) obtained its HNTE certificate with a valid period of three years in 2022. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, in accordance with Caishui (2016) No. 49 issued by the Stated Tax Bureau on May 4, 2016, Canaan Creative (SH) is qualified as an as an integrated circuit enterprise and enjoying a 5-year tax holiday (two-year full exemption followed by three-year half reduction) beginning from 2022 after utilizing all prior years tax losses. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 0% from 2022 to 2023 and 12.5% from 2024 to 2026.

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

Income (loss) before income tax expense consisted of:

	For the Years Ended December 31,
	2022	2023	2024
Mainland China	126,902	(251,871)	(55,016)
United States of America	(15,858)	(79,753)	(22,303)
Cayman	2,024	(69,376)	(48,026)
Singapore	(16,644)	(8,970)	(60,646)
Others	(8,090)	(55,523)	13,722
Total	88,334	(465,493)	(172,269)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2022	2023	2024
PRC statutory income tax rates	25.0%	(25.0)%	(25.0)%
Permanent book-tax difference	(2.4)%	(1.9)%	(4.0)%
Share-based compensation	5.5%	1.0%	3.5%
Super deduction of R&D expense	(14.0)%	(2.9)%	(7.8)%
Others	6.1%	0.0%	0.3%
Different tax rates in other jurisdictions	2.0%	7.8%	5.6%
Effect of tax holiday	(16.9)%	4.7%	8.8%
Change in valuation allowance	12.6%	3.4%	55.6%
Unrecognized tax benefit	—	—	4.0%
Total	20.3%	(11.0)%	45.0%
Effects of tax holidays entitled by the PRC subsidiaries	15,354	21,998	15,126
Effects of tax holidays entitled by the PRC subsidiaries on basic income (loss) per Class A and Class B ordinary share (US$ cent per share)	0.60	0.85	0.37

Composition of income tax expense (benefit)

The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive income (loss) are as follows:

	For the Years Ended December 31,
	2022	2023	2024
Current income tax expense (benefit)	26,241	(5,654)	11,333
Deferred income tax (benefit) expense	(7,791)	(45,686)	66,150
Income tax expense (benefit)	18,450	(51,340)	77,483

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
Deferred tax assets
Tax losses carried forward	57,519	107,412
Write-down of inventories	26,608	13,134
Property, equipment and software	6,597	5,078
Share-based compensation	5,646	4,149
Allowance for doubtful accounts	200	769
Operating lease right-of-use assets	260	335
Warranty reserve	281	(14)
Total gross deferred tax assets	97,111	130,863
Less: Valuation allowance	(30,042)	(125,678)
Deferred tax assets, net of valuation allowance	67,069	5,185

Deferred tax liabilities
Operating lease liabilities	(260)	(335)
Intangible assets	—	(153)
Cryptocurrency and cryptocurrency receivables	—	(4,555)
Total gross deferred tax liabilities	(260)	(5,043)

Net deferred tax assets	66,809	295
Net deferred tax liabilities	—	(153)

As of December 31, 2023 and 2024, the Company had tax loss carry-forwards of approximately US$339,766 and US$645,876 which arose from its PRC and offshore subsidiaries. Most of the PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years. The net operating loss carryforwards by the PRC mainland companies will expire in varying amounts between 2026 and 2035 as follows.

Expiration year	US$
2026	4,210
2027	13
2028	87
2029	1,595
2030	802
2031	—
2032	—
2033	—
2034	198,609
2035	149,850

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

As of December 31, 2023 and 2024, valuation allowances of US$30,042 and US$125,678 were provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry-forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2022	2023	2024
Beginning balance	2,821	13,871	30,042
Additions during the year	11,050	16,171	95,636
Ending balance	13,871	30,042	125,678

Unrecognized tax benefits

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of December 31, 2024, the unrecognized tax benefit of US$5,011 was recorded in the income tax expense and the income tax payable, which was related to the uncertainty with regard to deductibility of certain expenses incurred between intra-entity transactions for the previous years, which were under examination by Chinese tax authorities. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of possible changes cannot be made at this moment. The Company will continue to review its tax positions and adjust for unrecognized tax benefits as they arise. As of December 31, 2024, unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

19.	Basic and diluted earnings (loss) per share

Basic and diluted earnings (loss) per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Years Ended December 31,
	2022	2023	2024
Basic earnings (loss) per share calculation
Numerator:
Net income (loss)	69,884	(414,153)	(249,752)
Denominator:
Weighted-average ordinary shares outstanding	2,560,106,403	2,579,202,596	4,072,386,826
Basic earnings (loss) per Class A and Class B ordinary share (US$ cent per share)	2.73	(16.06)	(6.13)

	For the Years Ended December 31,
	2022	2023	2024
Diluted earnings (loss) per share calculation
Numerator:
Net income (loss)	69,884	(414,153)	(249,752)
Denominator:
Weighted-average ordinary shares outstanding	2,560,106,403	2,579,202,596	4,072,386,826
Add: weighted-average RSUs	17,785,666	—	—
Weighted-average number of shares used in calculating diluted earnings (loss) per Class A and Class B ordinary share	2,577,892,069	2,579,202,596	4,072,386,826
Diluted earnings (loss) per Class A and Class B ordinary share (US$ cent per share)	2.71	(16.06)	(6.13)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive are as follows:

	For the Year
	Ended December 31,
	2022	2023	2024
RSUs	—	30,741,795	56,321,537
Share options	114,000,000	144,000,000	60,000,000
Convertible preferred shares	—	—	417,588,975

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

20.	Contingencies

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

21.	Subsequent events

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (“Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the “2025 Series A-1 Preferred Shares”) at the price of US$1,000 for each 2025 Series A-1 Preferred Share in two tranches. On the closing date of the first tranches, in connection with the issuance of the Preferred Shares, the Buyer shall pay the Company US$0.00000075 for each of the ADSs (the “Pre-Delivery Shares”). The closing of the second tranches would be contingent upon mutual agreement between the Company and the Buyer. In connection with the second tranches, the Company will issue to the Buyer a number of ADSs as Commitment Shares. The Commitment Shares is calculated as $4,000,000.00 divided by the Nasdaq Minimum Price (as defined in the Nasdaq Rules) of the ADSs on the second closing date. The Pre-delivery Shares shall be returned to the Company when the Buyer does not hold any preferred shares.

On March 10, 2025, the Company closed the first tranches of the 2025 Series A-1 Preferred Shares financing and issued 100,000 Preferred Shares and 7,000,000 Pre-Delivery Shares to the investor, raising a total net proceeds of US$99,650. As of the date of this report, 26,200 of 2025 Series A-1 Preferred Shares issued pursuant to the first tranche were converted to 40,367,260 outstanding ADSs (605,508,900 Class A ordinary shares) at the conversion prices from $0.57 to $0.93.

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

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Investments in and receivables from subsidiaries”. The Parent Company, its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income (loss) from its subsidiaries is reported as “share of income (loss) from subsidiaries” in the condensed financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

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

As of December 31, 2023 and 2024, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Condensed Financial Information of the Parent Company

CONDENSED BALANCE SHEETS

	As of December 31,
	2023	2024
	US$	US$
ASSETS
Current assets:
Cash	6,902	13,784
Prepayments and other current assets	644	464
Total current assets	7,546	14,248
Non-current assets:
Investments in and receivables from subsidiaries	382,605	326,177
Total assets	390,151	340,425
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	1,104	6,058
Preferred shares forward contract liabilities	40,344	—
Convertible preferred shares	—	68,113
Non-current liabilities:
Other non-current liabilities	516	—
Total liabilities	41,964	74,171
Shareholders’ equity:
Ordinary shares	—	—
Subscriptions receivable from shareholders	—	—
Treasury stocks	(57,055)	(57,055)
Additional paid-in capital	653,860	816,363
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(43,879)	(57,456)
Accumulated deficit	(219,631)	(450,490)
Total shareholders’ equity	348,187	266,254
Total liabilities and shareholders’ equity	390,149	340,425

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating expenses:
General and administrative expenses	(3,120)	(4,538)	(8,115)
Loss from operations	(3,120)	(4,538)	(8,115)
Interest income	1	323	—
Other income, net	316	337	581
Change in fair value of financial instruments other than derivatives	3,795	(10,918)	20,571
Excess of fair value of Convertible Preferred Shares	—	(59,199)	(50,725)
Share of income (losses) from subsidiaries	58,734	(340,158)	(212,064)
Net income (loss)	59,726	(414,153)	(249,752)
Foreign currency translation adjustment, net of nil tax	14,444	(6,966)	(13,577)
Total comprehensive income (loss)	74,170	(421,119)	(263,329)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities
Receipt of refund from depository bank	—	520	—
Other cash used in operating activities	(3,078)	(4,459)	(4,044)
Net cash used in operating activities	(3,078)	(3,939)	(4,044)
Cash flows from investing activities
Collection from (payment to) subsidiaries	43,869	(84,760)	(118,884)
Net cash provided by (used in) investing activities	43,869	(84,760)	(118,884)
Cash flows from financing activities
Repurchase of warrants	(6,358)	—	—
Payment for repurchase of ordinary shares	(33,643)	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	65,430	—
Proceeds from issuance of Convertible Preferred Shares, net of issuance costs	—	24,575	129,810
Net cash (used in) provided by financing activities	(40,001)	90,005	129,810
Net increase in cash	790	1,306	6,882
Effect of exchange rate changes on cash	52	(86)	—
Cash, beginning of year	4,840	5,682	6,902
Cash, end of year	5,682	6,902	13,784