Form 20-F/A
period 2024-12-31
Canaan Inc.
filed 2025-04-21
CIK 1780652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐ Yes ☒ No

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

Auditor Name	Auditor Location	Auditor Firm ID
KPMG Huazhen LLP	Beijing, China	1186

EXPLANATORY NOTE

Canaan Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was originally filed on April 18, 2025 (the “Original Filing”) for the purpose of correcting the check mark on the cover page of the Original Filing to reflect that the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. The Original Filing indicated that the Company was not a well-known seasoned issuer.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

Other than as required to reflect the amendment made to the cover page, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Filing, or reflect any events that have occurred after the filing of the Original Filing. This Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing.

PART II

ITEM 19.EXHIBITS

Exhibit
Number	Description of Exhibits
*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
***101.INS	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
***101.SCH	Inline XBRL Taxonomy Extension Schema Document
***101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
***101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
***101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
***101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
*104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

*** Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canaan Inc.

	By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer

Date: April 21, 2025