Form 20-F
period 2025-12-31
Canaan Inc.
filed 2026-04-15
CIK 1780652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

*Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10,431,482,973 Class A ordinary shares were outstanding as of December 31, 2025.

311,624,444 Class B ordinary shares were outstanding as of December 31, 2025.

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

CANAAN INC.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2025

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADRs” are to American depositary receipts, which, if issued, evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents 15 of our Class A ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“Series A Convertible Preferred Shares” are to our series A convertible preferred shares, par value $0.00000005 per share;
●	“Series A - 1 Preferred Shares” are to our series A - 1 convertible preferred shares, par value $0.00000005 per share;
●	“PRC subsidiaries” are to, for the purpose of this annual report, Hangzhou Canaan Intelligence Information Technology Co., Ltd., Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Bright Sight Co., Ltd., Canaan Creative (SH) Co., Ltd, Beijing Kunlun Technology Co., Ltd. and Hangzhou Ruihong Technology.
●	“operating subsidiaries” are to, for the purpose of this annual report, Canaan Creative Co., Ltd., Langfang Creative Technology Co., Ltd., Canaan Convey Co., Ltd., Zhejiang Avalon Technology Co., Ltd., Canaan Creative (SH) Co., Ltd, Canaan Creative International PTE. Ltd., Canaan Creative Global Pte. Ltd., and Canaan U.S. Inc.
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and
●	“we,” “us,” “our company,” “the Company,” “our” and “Canaan” are to Canaan Inc. and its subsidiaries, as the context requires.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with having a significant portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in issuers with a substantial level of China-based operations, anti-monopoly regulatory actions, regulatory actions for virtual currency-related business activities and crypto mining activities and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

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

Proposed Regulation by the Cyberspace Administration of China

On July 10, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, National Radio and Television Administration, China Securities Regulatory Commission, National Administration of State Secrets Protection and State Cipher Code Administration jointly issued the revised Measures for Cybersecurity Review (《网络安全审查办法(2021)》) (the “Revised Review Measures”), which became effective on February 15, 2022. Pursuant to the Revised Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Revised Review Measures further stipulate that if a network platform operator has personal information of over one million users and intends to be listed in a foreign country, it must be subject to the cybersecurity review. On March 22, 2024, CAC promulgated Provisions on Facilitating and Regulating Cross-border Data Flow (《促进和规范数据跨境流动规定》), which provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a critical information infrastructure operator provides personal information or important data overseas; or; (ii) where a data processor other than critical information infrastructure operator transfers overseas the personal information of more than one million individuals (excluding sensitive personal information) or the sensitive personal information of more than 10,000 individuals on a cumulative basis starting from January 1 of the said year. Furthermore, on June 27, 2025, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 3)(《数据出境安全评估申报指南（第三版）》), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during mainland China domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other data processing activities such as processing personal information of domestic natural persons overseas in accordance with Article 3, Paragraph 2 of the Personal Information Protection Law. Our principal business activities do not involve large numbers of registered users or deal with vast amount of user data. While we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers, and E-mail accounts, our online discussion forum is far less than one million of registered users. The Revised Review Measures remains unclear on whether the relevant requirements will be applicable to companies, which have been listed in the United States, such as us. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Revised Review Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

The Holding Foreign Companies Accountable Act

Our auditor, KPMG Huazhen LLP is the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and is located in mainland China. Our securities will be prohibited from trading on a national securities exchange or in the over - the - counter trading market in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission determines that Canaan has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to this determination. Consequently, we were conclusively identified as a “Commission - Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect we will be identified as a Commission - Identified Issuer under the HFCAA after we file this annual report for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission - Identified Issuer following the filing of the annual report on Form 20 - F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over - the - counter trading market in the United States if it is identified as a Commission - Identified Issuer for two consecutive years in the future. See “ - D. Risk Factors - Risks Relating to Doing Business in the PRC - Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.” For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to Canaan Inc. by our PRC subsidiaries.

Under PRC law, Canaan Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2023, 2024 and 2025, Canaan Inc. did not provide loans to its PRC subsidiaries through its Hong Kong subsidiary. For the years ended December 31, 2023, 2024 and 2025, no cash generated from one of our subsidiaries was used to fund another subsidiary’s operations. And we do not have any policy in place that dictate such funding. As of the date of this annual report, we have never faced difficulties or limitations on our ability to transfer cash between our subsidiaries.

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

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Our Business and Industry

●	Our results of operations have been and are expected to continue to be significantly impacted by the expected economic returns of Bitcoin mining.
●	Bitcoin halving events may reduce mining rewards and adversely affect the demand for our products.
●	Increases in energy prices, including those driven by geopolitical conflicts, may reduce the economic attractiveness of Bitcoin mining and adversely affect demand for our products.
●	Macroeconomic conditions, including changes in interest rates and liquidity, may adversely affect the price of Bitcoin and demand for our products.
●	We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.
●	The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.
●	We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.
●	Changes in laws and regulations, including the introduction of new legislative frameworks relating to digital assets, may materially and adversely affect our business.
●	Changes in the Bitcoin algorithm or the mining mechanism may materially and adversely affect our business and results of operations.
●	Substantial increases in the supply of mining machines connected to the Bitcoin network would lead to an increase in network capacity, which in turn would increase mining difficulty. This development would negatively affect the economic returns of Bitcoin mining activities, which would decrease the demand for and/or pricing of our products.
●	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

●	Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.
●	Failure to maintain inventory levels in line with the approximate level of demand for our products could cause us to lose sales, expose us to increased inventory risks and subject us to increases in holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs, any of which could have a material adverse effect on our business, financial condition and results of operations.
●	Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.
●	Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.
●	Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.
●	The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.
●	Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks.
●	If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.
●	We lack a significant operating history in the Bitcoin mining space, and our strategic focus on this relatively new bussiness is subject to a number of significant risks and uncertainties that could affect our future viability.
●	Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber-security. Failure of cyber-security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	We require various approvals, licenses, permits and certifications to operate our business in a variety of geographical regions across the globe. Any failure to obtain or renew any of these approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.
●	We may be involved in legal and other disputes from time to time, whether arising out of our operations, including disputes with our raw material or component suppliers, production partners, customers or employees, or class action lawsuits from our shareholders.

Risks Relating to Doing Business in the PRC

●	Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.
●	Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

●	PRC governmental authorities may influence or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, issuers with a substantial level of China-based operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions in a timely manner.
●	The PCAOB had historically been unable to inspect auditor located in China in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Doing Business in International Markets

●	We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
●	Our business operation and international expansion is subject to geopolitical risks.

Risks Relating to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If we issue additional equity securities in the future, you may suffer dilution, and trading price of our ADSs may decline.

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

Furthermore, price reduction in our bitcoin mining machines due to a complex effect of demand-supply dynamics, which is significantly impacted by the fluctuations in Bitcoin price, may subsequently affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. As the Bitcoin price fluctuated from 2023 to 2024, we experienced low demand and suppressed pricing in the Bitcoin mining machine market, leading to significant inventories write-down, prepayment write-down and provision for inventory purchase commitments. Although the continued Bitcoin price volatility throughout 2025 persisted in affecting market demand, the impact on our inventory gradually moderated as we optimized our inventory levels and sales strategies. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million, US$100.6 million and US$18.6 million in 2023, 2024 and 2025, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The Bitcoin price drop in the past has also caused our customers who purchased our Bitcoin mining products on credit to be less willing to make payments. We started to implement installment policy for some major customers who meet certain conditions in the second quarter of 2023. We may offer sales on credit to some of our customers in the future, and if the Bitcoin price drops significantly in the future, we will need to recognize such as implicit price concession.

Bitcoin halving events may reduce mining rewards and adversely affect the demand for our products.

Bitcoin mining rewards are subject to periodic halving events, which reduce the number of Bitcoins awarded for successfully mining a block. These halving events occur approximately every four years and are an inherent feature of the Bitcoin protocol. The most recent halving occurred in April 2024, and future halving are expected to continue at regular intervals.

As a result of these halving events, the amount of Bitcoin mining rewards earned per unit of computing power decreases over time, which may reduce the economic returns of Bitcoin mining unless offset by increases in the market price of Bitcoin or improvements in mining efficiency. If such offsets do not occur, mining profitability may decline.

A decline in mining profitability may dampen the willingness of mining operators to invest in new mining equipment, including our mining machines, and may also lead to reduced utilization of existing machines or shutdown of mining operations. In addition, halving events may contribute to increased competition among miners and accelerate the obsolescence of less efficient mining equipment.

If Bitcoin prices do not increase sufficiently to offset the impact of halving events, or if mining costs increase, the demand for our products could decline, which could materially and adversely affect our business, financial condition and results of operations.

Increases in energy prices, including those driven by geopolitical conflicts, may reduce the economic attractiveness of Bitcoin mining and adversely affect demand for our products.

Bitcoin mining is an energy-intensive process, and electricity costs represent a significant portion of the operating expenses for mining activities. As a result, the economic attractiveness of Bitcoin mining is highly sensitive to changes in energy prices.

In recent years, global energy markets have experienced significant volatility, including sharp increases in electricity prices in certain regions, driven in part by geopolitical conflicts, such as wars, trade disruptions, and related sanctions, as well as broader macroeconomic and supply-demand imbalances. These factors may lead to sustained or unpredictable increases in energy costs in regions where our customers operate.

Although a significant portion of Bitcoin mining activities is often conducted using relatively low-cost or underutilized energy sources, such as hydroelectric, wind or solar power, as well as excess or curtailed energy that might otherwise be wasted, the availability, stability and pricing of such energy sources are still subject to regional infrastructure constraints, regulatory developments and market dynamics. As a result, mining operators may still be exposed to fluctuations in energy costs.

If electricity prices rise significantly, the expected economic returns of Bitcoin mining may decline, which could reduce miners’ willingness to invest in new mining equipment, including our Bitcoin mining machines. In addition, higher energy costs may force mining operators to curtail or shut down operations, relocate to alternative jurisdictions, or delay expansion plans, all of which could adversely affect demand for our products and results of operations.

Macroeconomic conditions, including changes in interest rates and liquidity, may adversely affect the price of Bitcoin and demand for our products.

The price of Bitcoin has historically been influenced not only by factors specific to the cryptocurrency ecosystem, but also by broader macroeconomic conditions, including global liquidity, interest rate environments and overall financial market conditions.

Changes in interest rates and reductions in market liquidity may lead to tighter financial conditions and decreased investor appetite for risk assets, including cryptocurrencies such as Bitcoin. In such environments, capital may shift away from higher-volatility assets toward more traditional or yield-generating investments, which may result in declines or increased volatility in Bitcoin prices.

A sustained decline in Bitcoin prices could reduce the expected economic returns of Bitcoin mining, thereby decreasing demand for our Bitcoin mining machines and adversely affecting our revenues and profitability. In addition, tighter financial conditions may limit the ability of our customers to access financing or deploy capital for mining operations, further dampening demand for our products.

Macroeconomic uncertainty, including inflation, recession risks and changes in financial conditions, may also contribute to fluctuations in Bitcoin prices and market sentiment. If adverse macroeconomic conditions persist or worsen, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business and results of operations would be materially harmed.

Historically, we generated a significant portion of our revenues from the sales of our Bitcoin mining machines that incorporate our proprietary ASICs. In 2023, 2024 and 2025, sales of our Bitcoin mining machines and related parts and accessories accounted for 83.1%, 82.6% and 77.9% of our revenues, respectively. We may continue to generate a significant portion of our revenue from the sales of Bitcoin mining machines in the foreseeable future. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

●	Another cryptocurrency displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business; and
●	Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies or displaced by another cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business.

If we cannot maintain the scale and profitability of our Bitcoin mining machines or successfully expand our business in the Bitcoin mining operation, our business, results of operations and ability to continue to grow will suffer. Furthermore, excess inventories, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our Bitcoin mining machines could all have a material adverse impact on our business, financial condition and results of operations.

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

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if our technologies or solutions become obsolete because of new technologies, our products may no longer be attractive to customers. As a result, our business, results of operations and financial condition would be materially and adversely affected.

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

Our customers are based globally. As such, our business could be significantly affected by, among other things, the regulatory and policy developments in countries and regions where we operate, such as Singapore, China, the United States, Central Asia and Africa, and Southeast Asia. Governmental authorities are likely to continue to issue new policies, laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

In the recent years, the PRC government has been actively advancing a crackdown on Bitcoin mining and trading in China. For example, on May 21, 2021, the 51st meeting of the Financial Stability and Development Committee of the State Council announced a crackdown on bitcoin mining and trading activities in China. Accordingly, provincial authorities in the PRC have taken action to gradually crack down on cryptocurrency mining. For example, Sichuan Province ordered cryptocurrency mining in the province be “screened, cleaned up and terminated.” Inner Mongolia Autonomous Region and Qinghai Province have taken similar actions to stamp out cryptocurrency mining. On September 15, 2021, the People’s Bank of China, or PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading (《关于进一步防范和处置虚拟货币交易炒作风险的通知》) (the “Circular No. 237”), which was later replaced by Circular on Further Preventing and Handling Risks Related to Virtual Currencies and Other Matters (《关于进一步防范和处置虚拟货币等相关风险的通知》) (the “Circular No. 42”) promulgated on February 6, 2026. Circular No. 237 clarifies for the first time, that cryptocurrency-related business activities are “illegal financial activities”. On September 3, 2021, China’s National Development and Reform Commission (NDRC) and nine other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities (《关于整治虚拟货币“挖矿”活动的通知》) (the “Circular No. 1283”) to restrict cryptocurrency mining activities in the PRC. Circular No. 1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “obsolete industry” in the Catalogue for Guiding Industry Restructuring (《产业结构调整指导目录》) (the “Catalogue”), which effectively prohibits investments in projects falling within this category. The Catalogue came into effect on December 30, 2021 and was later replaced by the version implemented on February 1, 2024, in which the cryptocurrency mining activities are still categorized as an “obsolete industry”. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits prescribed by the Catalogue. On February 6, 2026, the PBOC and seven other Chinese government authorities, jointly released the Circular No. 42, which provides that carrying out within the territory activities related to cryptocurrencies such as: (i) exchanging legitimate currencies and cryptocurrencies or different types of cryptocurrencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) trading in financial products related to cryptocurrencies, is suspected as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. Overseas entities and individuals shall not illegally provide services related to cryptocurrencies to domestic entities in any form. It was further provided by Circular No. 42 that, in accordance with Circular No. 1283 and the Catalogue, (i) stock cryptocurrency “mining” projects shall be comprehensively sorted out, screened, and shut down, (ii) new “mining” projects shall be strictly prohibited, and (iii) “miner” manufacturing enterprises shall be strictly prohibited from providing various services such as selling “miners” within the territory. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect the sales of our mining machine. While we have been actively exploring global markets and have had 58.9% of our total revenue generated from sales of Bitcoin mining machines and related parts and accessories and coming from the customers who undertake mining activities in countries outside of the PRC in 2025, the long-term impact of such restrictions could be detrimental to our business and profitability, and our business and results of operation may suffer and investors in our ADSs may lose part or all of their investment if further extreme restrictions follow.

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

Changes in laws and regulations, including the introduction of new legislative frameworks relating to digital assets, may materially and adversely affect our business.

The regulatory environment for digital assets, including Bitcoin and related technologies, is rapidly evolving in multiple jurisdictions. Governments and regulatory bodies may introduce new laws, regulations, or legislative frameworks, or modify existing ones that could significantly impact the development and operation of the cryptocurrency industry.

In particular, new legislative initiatives relating to digital assets, stable coins, market structure, taxation, or the classification and regulation of cryptocurrencies may be proposed, adopted, or implemented in key markets. The scope, timing, and interpretation of such legislation remain uncertain, and such developments may impose additional compliance requirements, restrict certain business activities, or alter the competitive landscape of the industry.

Depending on their design and implementation, new regulatory frameworks may have varied and potentially conflicting effects on the cryptocurrency ecosystem. While some regulatory developments may enhance market legitimacy and encourage broader institutional participation, others may impose significant limitations on mining activities, trading, or the use of cryptocurrencies, or increase operational and compliance costs.

In addition, regulatory developments in one jurisdiction may have extraterritorial effects or influence regulatory approaches in other jurisdictions, further increasing the complexity and uncertainty of the regulatory environment in which we operate.

As a result, we cannot predict the nature, scope or impact of future legislative or regulatory changes. If such changes adversely affect the adoption, economics or perception of Bitcoin or cryptocurrency-related activities, or if they impose additional restrictions or costs on our operations or those of our customers, our business, financial condition and results of operations could be materially and adversely affected.

Some of our operating subsidiaries have a limited operating history, which makes it hard for us to evaluate their ability to generate revenue through operations, and to date, none of them has generated significant revenues.

Some of our operating subsidiaries were formed in recent years to explore the global markets for our products. Their limited operating history makes it difficult for us to evaluate their current business and future prospects. They have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate uses of their limited resources, gaining market acceptance, managing a complex and evolving regulatory landscape and developing new products. These subsidiaries’ current or future operating model may require changes in order for them to scale their operations efficiently and be successful. Investors in our ADSs should consider the business and prospects of our subsidiaries in these countries in light of the risks and difficulties they face as early-stage companies.

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

Advances in Bitcoin mining technology and the semiconductor industry have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. In 2023, 2024 and 2025, we incurred research and development expense of US$64.9 million, US$61.3 million and US$63.1 million, respectively. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective solutions to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We face intense competition and our competitors may employ aggressive pricing strategies, which can lead to a price reduction of our products and material adverse effect on our results of operations.

We operate in highly competitive industries for Bitcoin mining machines, and we may look to enter into markets with very competitive landscapes. Our competitors include many well-known domestic and international players, and we face competitors that are larger than us and have advantages over us in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense, as we compete not only with existing players that have been focusing on Bitcoin mining, but also new entrants that include well-established players in the semiconductor industry, or players who have not been predisposed to this industry in the past. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share. Aggressive pricing strategies by our competitors and an abundant supply of Bitcoin mining machines in the market may cause us to reduce the prices of our products and also negatively affect the demand for our products or harm our profitability. If we fail to compete effectively and efficiently or fail to adapt to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our Bitcoin mining machine business depends on supplies from limited numbers of third-party foundry partners, and any failure to obtain sufficient foundry capacity from these third-party foundry partners would significantly delay the shipment of our products.

As a fabless IC design company, we do not own any IC fabrication facilities and outsource the fabrication process of our ICs to third-party foundry partners. In 2023, the value of the wafers we purchased from one major third-party foundry partner accounted for 55.2% of our total procurement of the year ended December 31, 2023. In 2024, the value of the wafers we purchased from one major third-party foundry partner accounted for 64.0% of our total procurement of the year ended December 31, 2024. In 2025, the value of the wafers we purchased from two major third-party foundry partners accounted for 57.8% of our total procurement of the year ended December 31, 2025. It is important for us to have a reliable relationship with our current and future third-party foundry partners to ensure adequate product supply to respond to customer demand.

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

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. Furthermore, we are required to maintain an appropriate level of inventory of parts and components for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and write-down. We recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million, US$100.6 million and US$19.5 million in 2023, 2024 and 2025, respectively. The carrying value of our inventories was US$142.3 million, US$94.6 million and US$180.8 million as of December 31, 2023, 2024 and 2025, respectively.

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

As the markets for Bitcoin mining machines are relatively young and still developing, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business is subject to the varying order patterns of the Bitcoin mining machine markets. In addition, many of the regions in which our products are purchased have varying holiday seasons that differ from traditional patterns observed by other semiconductor suppliers and these seasonal buying patterns can impact our sales. We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. Though we have experienced significant revenue growth in the past, there is no guarantee that our revenue will continue to grow or at all. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged. Conversely, if we overestimate customer demand, we may reduce our orders or delay shipments of our products from units forecasted, and our total revenue in a particular period could be lower than expected.

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

In addition to IC fabrication, we rely on a limited number of production partners for the testing and packaging of our ASICs. Reliance on these third parties for the testing and packaging of our ASICs presents significant risks to us, including the following:

●	limited control over delivery schedules, quality assurance, final test yields and production costs;

●	potential failure to obtain, or delay in obtaining, key process technologies;
●	failure by us to find an alternative supplier in response to evolving international trade rules or export restrictions;
●	capacity shortages during periods of high demand;
●	shortages of materials;
●	unauthorized use of our IP; and
●	limited warranties on ICs or products supplied to us.

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

Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and Bitcoin transactions, to gain access to thousands of accounts and digital wallets where Bitcoins are stored. Bitcoin transactions and accounts are not insured by any type of government program, and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of Bitcoin and therefore affecting its demand and price. Also, the price and exchange of Bitcoin may be affected due to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoins. All of the above may adversely affect the operation of the Bitcoin network which would erode user confidence in Bitcoin, which would negatively affect demand for our products.

We have incurred negative cash flows from operating activities and net losses in the past and can provide no assurance of our future operating results.

In 2023, we incurred negative cash flow from operating activities of US$123.6 million and a net loss of US$414.2 million. In 2024, we incurred negative cash flow from operating activities of US$199.3 million and a net loss of US$249.8 million. In 2025, we incurred negative cash flow from operating activities of US$261.1 million and a net loss of US$210.3 million. We cannot assure you that we will be able to generate positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, up-front investment for our mining business, our ability to manage our product mix and our ability to secure favorable commercial terms from suppliers.

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

We may incur net cash outflows at an early stage of our production because we are required to prepay our third-party foundry partners before the service is provided in order to secure the third-party foundry partners’ production capacity. As of December 31, 2023, 2024 and 2025, the outstanding balance of prepayments we made to our third-party foundry partners amounted to US$37.7 million, US$10.3 million and US$27.8 million, respectively. The amount of our prepayments can significantly increase at the beginning of our launch of advanced products in the future. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to receive back the prepayments in a timely manner or in full, notwithstanding that our suppliers are obligated to return such prepayments upon meeting certain conditions. Furthermore, such prepayments also put cash pressure on us and if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity and cash position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2023, 2024 and 2025, our trade receivables amounted to US$3.0 million, US$1.5 million and US$19.3 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

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

We have adopted a strategy managing our Bitcoin mining operations in international markets through collaboration with cryptocurrency mining operators. However, there is a significant risk that we will be unable to achieve the anticipated benefits from such strategic collaborations, which would damage our business and could lead to the loss of our investment in Bitcoin mining, for a variety of reasons, including, among others:

●	Because of supply chain disruptions resulting from the geopolitical crises or other factors, we could in the future encounter delivery delays or other difficulties with the installing and operating our mining machines at the facility of our partners;
●	Due to the environmental-impact concerns related to the potential high demand for electricity to support bitcoin mining activity and political concerns, and for other reasons, our partners may be required to cease mining operations without any prior notice by a national or local government’s formal or informal requirement or because of the anticipation of an impending requirement;
●	Bans from governments, together with pending legislation and other regulatory initiatives, may threaten the ability to use Bitcoin or cryptocurrencies as a medium of exchange;
●	We may not be able to liquidate our holdings of Bitcoin at our desired prices if a precipitous decline in market prices occurs and this could negatively impact our future operations;
●	Our efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove more costly than expected, and we may be subject to the risks of adverse effects to our business, results of operations and liquidity if past and future undertakings and the associated changes to our business, do not prove to be cost effective or result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan and the timing of any related initiatives, are subject to the change at any time based on management’s subjective evaluation of our overall business needs; and
●	Our collaboration with mining farms may not be successful. In 2023, we were involved in several disputes with mining partners concerning the quality of service we received. If our joint mining partners are unable to provide services at the level we expect, this could negatively impact the results of our joint mining operations.

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

Our share capital is designated into Class A ordinary shares, Class B ordinary shares and Series A Preferred Shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 15 votes at general meetings of our shareholders. No voting rights are carried by the Series A Preferred Shares. Mr. Nangeng Zhang, our chairman and chief executive officer, beneficially own 100% of our Class B ordinary shares, representing approximately 31.9% of the aggregate voting power of our issued and outstanding share capital as of the date of this annual report. However, the interests of our chairman and chief executive officer may differ from the interests of other shareholders. This concentration of ownership and the protective provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. We may not be able to enter into other transactions that could be beneficial to us without the consent of our chairman and chief executive officer. As a result of the foregoing, the value of your investment could be materially reduced.

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

In recent years, the U.S. government has imposed various restrictions on both inbound and outbound trade and investments. On April 2, 2025, President Trump issued an Executive Order to pursuant to the International Emergency Economic Powers Act (IEEPA) imposing a reciprocal 10% tariffs on almost all goods imported into the United States, effective April 5, 2025. Effective April 9, 2025, individualized higher IEEPA tariffs apply to goods originating from countries with trade surpluses with the United States, including China, among other countries. The increased tariffs further impose additional challenges and constraints on any future international expansion to the United States we may undertake. In 2025, a certain portion of our revenue was generated in the U.S. market, primarily through exports from our Southeast Asia operations. As of the date of this annual report, certain products we sell from Malaysia to the United States are subject to a 12.6% tariff pursuant to the tariff policy announced by Trump administration. Furthermore, since February 2025, the Trump administration and China have introduced successive rounds of tariff increases on each other’s imports, and the final tariff rates between them remain subject to change and policy developments. As of the date of this annual report, certain products we sell from China to the United States are subject to a 37.6% tariff imposed by the Trump administration. Increased tariffs, import restrictions, or retaliatory trade actions could lead to higher input costs, supply delays, and reduced operational flexibility. We cannot predict how tariff policies in various countries may further evolve or anticipate any potential impacts of subsequent developments in such policies on our business. If we, our customers, or other business partners become subject to these measures, our business, financial condition, and results of operations could be materially and adversely affected.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the PRC National People’s Congress’ passage of Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the PRC government, the implementation of regulations in the United States restricting the export of semiconductor and advanced computing products and technology to China, prohibitions on U.S. persons investing in the publicly-traded securities of certain Chinese companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. For more details, please see “—Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans.” Further political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. There is uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. The measures taken by the United States and PRC government may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

We face risks related to natural disasters, health epidemics, and other catastrophes, which could significantly disrupt our operations.

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

We face significant challenges with respect to cyber-security and data privacy, including the receipt, processing, storage, and transmission of the data of our customers and others, much of which is confidential. While our principal business activities do not involve large amount of registered users and deal with vast amount of user data, we operate a small-scale online discussion forum for developers and therefore transmit and store limited amount of confidential and private information of our customers and others, such as personal information, including user accounts, phone numbers and E-mail accounts. As of December 31, 2025, our online discussion forum had far less than one million of registered users.

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

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate, or EIT rate, of 15% subject to certain qualification criteria. HNTEs status is subject to review and renewal every three years. Currently, we have two PRC subsidiaries that are recognized as HNTE and are thus eligible for the favorable 15% enterprise income tax rate from 2023 to 2025. However, if any of these subsidiaries fail to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, such company will no longer enjoy the corresponding preferential tax treatment described above.

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

Historically, a significant portion of our revenue was contributed by a limited number of clients. For example, for the year ended December 31, 2023, our top three customers account for 14%, 7% and 4% for total revenue from us, respectively. For the year ended December 31, 2024, our top three customers account for 11%, 11% and 6% of total revenue from us, respectively. For the year ended December 31, 2025, our top three customers account for 20%, 13% and 4% of total revenue from us, respectively. We may continue to generate a significant portion of our revenue from a limited number of clients in the future. In addition, although we plan to continue to expand our client base, launch more products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed or that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and the financial condition and results of operations of us may be materially and adversely affected.

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

Our operations may require additional capital or financing from time to time in order to achieve further growth. We have secured term loans of approximately US$52.2 million as of December 31, 2025. We may require additional cash resources due to the future growth and development of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

The PCAOB had historically been unable to inspect auditor located in China in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Consequently, we were conclusively identified as a “Commission-Identified Issuer” on May 26, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The effect of this discretionary proxy is that you cannot prevent the underlying Class A ordinary shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders to influence the management of the Company. Holders of ordinary shares are not subject to this discretionary proxy.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who subsequently withdraw the underlying Class A ordinary shares represented by the ADSs from the ADS facility.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We have been subject to such requirement starting from fiscal year 2020. As we are no longer an “emerging growth company” since December 31, 2024 as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe we were not a passive foreign investment company, or PFIC, for United Sates federal income tax purposes for our taxable year ended December 31, 2025, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although our company currently treats these items of income as active, such treatment is uncertain. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year, and our U.S. counsel expresses no opinion regarding our past, current or future PFIC status. Moreover, the U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

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

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. For example, in the United States, the One Big Beautiful Bill Act enacted in 2025, the Inflation Reduction Act enacted in 2022 (IRA), the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017 made many significant changes to the U.S. tax laws.

Outside the U.S., various governments and organizations are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue, including the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting Project (BEPS 2.0). These laws or any future tax reform legislation could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

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

On November 27, 2023, we entered into a securities purchase agreement with an institutional investor (the “Buyer”), pursuant to which we agreed to issue and sell to the Buyer up to 125,000 Series A Preferred Shares at the price of US$1,000.00 for each Series A Preferred Share (the “Series A Preferred Shares Financing”). The Series A Preferred Shares Financing was conducted in three tranches. The first tranche and second tranche of the Series A Preferred Shares Financing were closed on December 11, 2023 and January 22, 2024, raising total gross proceeds of US$25 million and US$50 million, respectively. On September 27, 2024, we closed the third and final tranche of the Series A Preferred Shares Financing, raising additional total gross proceeds of US$50 million. As of the date of this annual report, all aforementioned Series A Preferred Shares have been converted into Class A ordinary shares.

On November 19, 2024, the Company entered into a securities purchase agreement with the Buyer, pursuant to which the Company agreed to issue and sell to the Buyer 30,000 Series A-1 Convertible Preferred Shares (the “2024 Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. On November 25, 2024, we closed the 2024 Series A-1 preferred shares financing, raising total gross proceeds of US$30 million. All aforementioned 2024 Series A-1 Preferred Shares have been converted into Class A ordinary shares.

On December 23, 2024, we entered into a sales agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. as sales agents. We filed a new prospectus supplement dated December 23, 2024, setting up the new at-the-market equity offering program (the “ATM Program”), under which we may sell up to an aggregate of US$270.0 million of the ADSs, each representing fifteen Class A ordinary shares of the Company, through or to the sales agents. In 2024, no ADS was utilized under the 2024 ATM Agreement. From January 1, 2025 to February 20, 2025, we utilized the 2024 ATM Program for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS.

On March 6, 2025, we entered into a Securities Purchase Agreement with an institutional investor, relating to the purchase of up to 200,000 Series A-1 Preferred Shares (the “2025 Series A-1 Preferred Shares”) at US$1,000.00 for each Series A-1 Preferred Share, providing with total gross proceeds of up to US$200 million. The first tranche closing of 2025 Series A-1 Preferred Shares was completed on March 10, 2025, where an initial US$100 million had been received and 100,000 Series A-1 Preferred Shares were issued. We also delivered 7,000,000 ADSs as pre-delivery shares. Effective April 30, 2025, the Buyer and we have mutually agreed to terminate the agreement with respect to the second tranche. All aforementioned 2025 Series A-1 Preferred Shares have been converted into Class A ordinary shares. All pre-delivery shares have been returned to us.

On October 24, 2025, we entered into an At-the-market offering agreement (the “2025 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, B. Riley Securities Inc. (“B. Riley”) and CLSA Limited as sales agents (the “sales agents”), pursuant to which we may issue up to US$270.0 million of the ADSs. For the year ended December 31, 2025, we issued 4,841,000 ADSs with net proceeds of US$7.2 million.

On November 3, 2025, we entered into a securities purchase agreement with certain institutional investors for a registered direct placement of approximately US$72.0 million of our ADS, each ADS representing 15 Class A ordinary shares of us, par value US$0.00000005 per share, or US$1.13 per ADS.

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

We primarily focus on providing crypto mining solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and the expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to industrial Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, to further diversify our product offering and democratize access to bitcoin mining, we launched the Avalon Home series in 2024 and formally commercialized it in 2025, a new line of compact, energy-efficient mining devices crafted for individual users and home environments. The Avalon Home series represents our first step into the home-use mining machine market, blending reliable hash rate output with user-friendly interfaces, low noise operation, and streamlined connectivity. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and energy providers, aiming to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the years ended December 31, 2023, 2024 and 2025, we generated revenue of US$34.0 million, US$44.0 million and US$113.2 million from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our continued development of the penetration into the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales, as well as our relationship with global mining farms; and
●	Our ability to provide customized solutions to our customers, including tailored mining solutions, energy infrastructure stabilizer solutions, algorithm development and optimization, hardware module, end-product and software services.

Our Business Model

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in ASIC chip primarily design to both industrial and home-use Bitcoin mining machines. We, through our operating subsidiaries, independently design and develop our products in-house, including the design of proprietary ASIC chips for our Bitcoin mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. We then work closely with industry-leading third-party suppliers to fabricate, test and package the IC products we design.

Moreover, we have established in-house production capabilities to assemble Bitcoin mining machines. We primarily assemble our Bitcoin mining machines at our assembly plant in the PRC and through collaborations with selected assembly partners in Southeast Asia and the United States, by integrating our self-designed ICs with other sourced components. We believe our outstanding technical expertise and production experience in IC development enable us to continuously introduce ICs with higher performance and power efficiency for application in the fields.

In addition, we have continued to develop the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our Bitcoin mining machines sales. We also intend to engage in Bitcoin mining through self-owned facilities. As we endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business, we believe that such business will play an increasingly important role alongside our Bitcoin mining machines business, mitigating our inventory risks, strengthening our overall business model, enhancing operational flexibility, and contributing to our financial and operating results.

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

Set forth below are certain specifications of our selected AvalonMiner products.

		Computing	Power
		Power	Consumption
Bitcoin Mining Machine	Release Year	(TH/s)	(J/THs)
A8 Series	2018	13-15	109.0
A9 Series	2019	20	72.5
A10 Series	2019	50	65.0
A11 Series	2019	68-81	42.0-47.0
A12 Series	2020	90	38.0
A13 Series	2022	110-130	25.0-30.0
A14 Series	2023	150	21.5
A15 Series	2024	218-261	16.8-19
A16 Series	2025	286-300	12.8-13.8

Our immersion-cooled and hydro-cooled mining machines are specifically designed to be deployed in featuring relatively higher hash rate, better overclocking capability, more efficient heat dissipation, and reduced wear-and-tear compared to traditional air-cooled mining machines. Our most advanced hydro-cooled mining machine model is Avalon A1566HA with a designed hash rate of 480TH/s.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and aim to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. Along with the deployment of our Bitcoin mining machines into our Bitcoin mining business, as of December 31, 2025, the net carrying value of mining equipment located in North America and Ethiopia was US$26.7 million and US$4.5 million, respectively.

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

Avalon Home: Consumer-Level Bitcoin Mining Devices

To further democratize access to bitcoin mining, we launched the Avalon Home series in 2024 and formally commercialized it in 2025, a new line of compact, energy-efficient mining devices crafted for individual users and home environments. The Avalon Home series represents our first step into the home-use consumer mining market, blending reliable hash rate output with user-friendly interfaces, low noise operation, and streamlined connectivity. These products are ideal for individual enthusiasts and early adopters seeking to participate in the Bitcoin ecosystem without the complexity of industrial setups. With the Avalon Home series, we aim to empower a broader range of users to support network decentralization and engage with digital assets from the comfort of their homes. Our Avalon Home series currently encompasses the Avalon Nano 3/3S, a desktop mining heater; the Avalon Mini 3, a quiet home heater with integrated mining capabilities; and the Avalon Q, our first low-noise home mining device that supports 110V, and is compatible with major global voltage standards.

Sales and Marketing

We, through our operating subsidiaries, conduct the marketing of our Bitcoin mining machines mainly through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website, which is updated periodically. From time to time, we, through our operating subsidiaries, maintain a presence on social media in order to raise awareness of our brand. In the first half of 2022, we, through our operating subsidiaries, launched an online store mainly targeting retail customers from overseas markets. In 2025, our online stores and channels have reached nearly 100 countries and regions.

Our Customer Base

Historically, a substantial portion of our revenues were generated from the sales to customers located in the PRC. Because of the adverse changes in the PRC regulatory environment, we have expanded into global markets and began to generate considerable sales from customers outside the PRC. We generated 34.3%, 69.7% and 58.9% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories from sales to customers outside the PRC, in 2023, 2024 and 2025, respectively.

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

To align with the geographical evolvement of our clients’ locations, we have expanded into global markets and the revenue contribution from customers outside the PRC, such as customers in North America, Africa, Southeast Asia and Europe, accounted for 58.9% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories in 2025.

Research and Development

We became a global pioneer in offering ASIC solutions for blockchain computation purposes as a result of the work done by our research and development team led by Mr. Nangeng Zhang, our chairman and chief executive officer. Mr. Zhang and his team invented one of the first cryptocurrency mining machines incorporating ASIC technology.

To implement our research and development roadmap and our plan to diversify our product offering, members of our research and development team are primarily organized under two focus groups, including (i) a high power-efficiency computing group consisting of 111 team members, which is responsible for chip design and optimization and (ii) an advanced technology research group consisting of 78 team members, which are responsible for the research and development of advanced computing architecture, both as of December 31, 2025.

As of December 31, 2025, our research and development team is comprised of 189 members, representing approximately 47.4% of our total employees. Our research and development team includes 94 members with a master’s degree or above. In addition, Mr. Zhang, as our chairman and chief executive officer, leads our research and development efforts and has extensive experience in the industry. The members of our research and development team have relevant educational backgrounds, including undergraduate and advanced degrees in computational science and design and other relevant fields, and many are fluent in multiple coding languages. Many of our research and development personnel have gained relevant design and engineering experiences at other leading IC design houses.

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

Research and Development Achievements

Our research and development efforts have yielded significant results that enable us to establish our brand recognition and our competitive position. Some of our research and development results are protected by copyrights and patents, while the rest are part of our proprietary trade secrets. As of December 31, 2025, we, through our subsidiaries, have registered 372 patents in the PRC, 35 patents in Hong Kong, four patents in Taiwan, 17 patents in the Singapore, 30 patents in Australia, 25 patents in the United Kingdom, 35 patents in the United States, 13 patents in the Eurasian Patent Organization, 20 patents in the Canada, 60 patents in the European Union Intellectual Property Office, three patent in the European Patent Office, five patents in the Japan, and three patent in the Korea. The total of 622 patents include 185 inventions, 174 utility model patents and 263 exterior design patents. We have also, through our PRC subsidiaries, registered 127 software copyrights and 82 IC layout-design rights in the PRC, as of December 31, 2025.

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

We, through our operating subsidiaries, partner with leading global production partners. Considering the chip capacity shortage and supply chain restrictions that the semiconductor market had encountered, our operating subsidiaries maintain our cooperation with more than one production partners and suppliers in order to diversify our supply base and reduce supplier centralization risk. Our research and development team has been working to improve our chip designs to be compatible with chip node of different sizes and different manufacturing environments.

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

Assembly Plant

We have in-house capabilities to produce our products at our assembly plant located in the PRC with a total gross floor area of 7,378.0 square meters. Also, leveraging our Singapore headquarters, we have diversified our supply chain by adding production and logistic resources in Southeast Asia in the second quarter of 2022 and in the United States in the first quarter of 2025. Subject to the amount of ICs obtained from our production partners, we have the flexibility to adjust the production capacity of our Bitcoin mining machines. For example, we can adjust the assembly worker’s shifts in response to the purchase orders we receive.

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

We, through our operating subsidiaries, have devised a standard operating procedure for customer service. By the end of year 2025, we have expanded our service capabilities with over 27 aftersales service stations worldwide. We, through our operating subsidiaries, collect and record customer feedback and complaints from different channels and make timely responses in order to achieve customer satisfaction.

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

Intellectual Property

We consider our patents, IC layout and design rights, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property critical to our success, and we rely on a combination of protections provided by patents, IC layout design rights, copyrights, trademark and trade secret law and confidentiality agreements, non-compete agreements and nondisclosure agreement with our employees and others to protect our proprietary rights. As of December 31, 2025, we, through our operating subsidiaries, had registered had registered 734 trademarks, including 120 in the PRC, 60 in Hong Kong, 41 in Republic of Singapore, 33 in European Union, 36 in Kazakhstan, 30 in the United Kingdom, 42 in Malaysia, 28 in Russia, 27 in Commonwealth of Australia, 22 in Japan, 18 in Republic of Korea, 20 in the Kingdom of Norway, 18 in Indonesia, 24 in the United States, 17 in Iceland, 17 in the United Arab, Emirates, 16 in Taiwan, 16 in Kingdom of Thailand, 14 in Republic of Turkey, 15 in Argentina, 19 in Canada, eight in Uruguay, eight in Republic of the Philippines, 14 in United Mexican States, six in Republic of Peru, four in Grenada, three in India, eight in Albania, eight in Oman, seven in Egypt, six in Ethiopia, three in Paraguay, eight in Brazil, six in Serbia, five in Tajikistan, one in Zambia, and six in Chile.

As of December 31, 2025, we, through our subsidiaries, have registered 372 patents in the PRC, 35 patents in Hong Kong, four patents in Taiwan, 17 patents in Singapore, 30 patents in Australia, 25 patents in the United Kingdom, 35 patents in the United States, 13 patents in the Eurasian Patent Organization, 20 patents in Canada, 60 patents in the European Union Intellectual Property Office, three patent in the European Patent Office, five patents in Japan, and three patent in Korea. The total of 622 patents includes 185 invention patents, 174 utility model patents, and 263 exterior design patents. We have also, through our PRC subsidiaries, registered 127 software copyrights and 82 IC layout-design rights in the PRC, as of December 31, 2025.

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

Employees

As of December 31, 2025, we and our operating subsidiaries employed a total of 399 employees that are classified as follows:

		Percentage of
	Number of	Total Number
Function	Employees	of Employees
Management	34	8.5%
Sales and marketing	40	10.0%
Research and development	189	47.4%
Others	136	34.1%
Total	399	100.0%

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

Properties

Our operating subsidiaries lease all real estate properties in connection with our business operations. They mainly include premises for our assembly plants, warehouses and offices. As of December 31, 2025, we and our operating subsidiaries occupied a total of 11 properties with an aggregate gross floor area of approximately 18,540 square meters.

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

Pursuant to the Central Provident Fund (“CPF”) Act 1953, employers are required to make CPF contributions in respect of employees who are Singapore citizens and Singapore permanent residents. Employers must pay these contributions to the CPF Board each month. The CPF contributions vary depending on the employee’s age and wages. The most common employer CPF contribution rate is 17% of the employee’s wages (currently subject to a monthly wage ceiling of S$8,000) where the employee is 55 years old and below. The monthly wage ceiling is a cap on the employee’s wages that the employer will need to pay CPF contributions on.

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

The Singapore Network Information Centre Pte Ltd (“SGNIC”) is the appointed national registry responsible for authorising and regulating the registration, administration and management of domain name ending with the SG Country Code Top Level Domain. Registration of domain names can be done with any of the registrars accredited by SGNIC.

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

PRC Policies and Regulations relating to the IC Industries

Investments in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog of Industries for Encouraged Foreign Investment (2025 Edition) (《鼓励外商投资产业目录(2025修订)》), or the Foreign Investment Catalog, which was jointly promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the NDRC, on December 15, 2025 and became effective on February 1, 2026. The Foreign Investment Catalog contains specific provisions guiding market access of foreign capital, stipulating in detail different areas of entry, which include encouraged foreign-invested industries. Our business falls within the category of encouraged foreign-invested industries, according to catalogs 392, 393, 397, 398, 401 and 402 of encouraged foreign invested industries listed in the Foreign Investment Catalog.

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

On April 16, 2025, the National Development and Reform Commission of the PRC published the Market Access Negative List (2025 Edition) (《市场准入负面清单(2025年版)》), which lists the virtual currency mining activities as the “backward production processes and equipment” under the eliminated item in the Catalogue for Guiding Industrial Restructuring (《产业结构调整指导目录》). According to the List, market entities are prohibited from investing in eliminated items. The above regulations and policies may result in no customers in the PRC buying our products.

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

Value-added Tax

Pursuant to the Value-added Tax Law of the PRC (《中华人民共和国增值税法》) promulgated on December 25, 2024, and implemented on January 1, 2026, as well as the Implementation Regulations for the Value-Added Tax Law of the PRC (《中华人民共和国增值税法实施条例》) promulgated on December 25, 2025 and implemented on January 1, 2026, entities and individuals that sell goods, services, intangible assets, or immovables, or import goods in the PRC are taxpayers of value-added tax, and shall pay value-added tax according to law. Unless stated otherwise, the value-added tax rate is 13% for taxpayers selling goods, processing, repair or fitting services, tangible movables leasing services or importing goods; the value-added tax rate is 9% for taxpayers selling transportation, postal, basic telecommunications, construction, immovable property leasing services, selling immovable property, transferring land use rights, selling or importing specific goods; the value-added tax rate is 6% for taxpayers selling services or intangible assets. The levy rate of VAT to which the simple tax computation method applies is 3%. Pursuant to the Circular of Value-added Tax Policies of Software Products (《关于软件产品增值税政策的通知》), a general taxpayer who sells its self-develop software products and borne a VAT more than 3%, could enjoy a levy-refund policy on VAT after being taxed at the fixed rate of 17%.

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

To our knowledge, there is no comprehensive federal law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies with applicable law. Nonetheless, in the United States, both the federal government and individual states have laws and regulations in place that govern the offer, sale, and transmission of various types of cryptocurrencies, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies continues to evolve.

The United States Commodity Futures Trading Commission, or CFTC, has taken the position that crypto currencies, such as Bitcoin, are “commodities” covered by the Commodity Exchange Act and subject to regulation by the CFTC. In March 2018, a United States federal court affirmed the CFTC’s authority to regulate cryptocurrencies as commodities. Since that decision, the CFTC has continued to assert and exercise this authority through rulemakings, guidance and enforcement actions. Our Bitcoin mining machines are not designed to be used for any futures, options or derivatives trading or to enable fraud or manipulation. However, to the extent that any mining activity using our products were to be deemed a form of fraud or manipulation, or our products were otherwise used for fraud or manipulation, we could potentially be subject to governmental investigations, enforcement actions, or private litigation related to such uses.

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, the SEC may view other cryptocurrencies that can be mined — other than Bitcoin and Ether — as “securities on the basis that they constitute “investment contracts” within the meaning of the SEC’s “Framework for ‘Investment Contract’ Analysis of Digital Assets” and as determined under the test set forth in SEC v. W. J. Howey Co. (the “Howey Test”). It is similarly possible that such other cryptocurrencies would be treated as securities under the laws of the individual states, though state regulators are also reassessing their approaches in light of the evolving federal regulatory landscape.

The classification of additional cryptocurrencies as securities could impose significant restrictions on us or our customers with operations in the United States or involving United States residents. Offerings and distributions of securities in the United States are generally required to be registered with the SEC under the Securities Act and, in compliance with applicable state laws, with the relevant state regulators. If the offering of a cryptocurrency that can be mined using our Bitcoin mining machines were deemed a security, miners may be required to cease mining that cryptocurrency, which would negatively affect our business. In addition, if we were viewed as facilitating an unlawful distribution of a cryptocurrency, we could be subject to liability in connection with our product sales. Further, even if a cryptocurrency classified as a security were legally distributed under the U.S. federal securities laws, miners of such cryptocurrency could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act on the basis that they are effecting transactions in those securities for compensation (i.e., mining rewards). Such an outcome would potentially reduce the viability of our product sales and could also expose us to liability. Any of these developments could materially limit the future development of our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”

Further, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, regulates “money services businesses” (“MSBs”), which includes “money transmitters.” FinCEN has interpreted the definition of a money transmitter to include administrators and exchangers of virtual currencies, but not “users” of virtual currencies. A covered MSB is subject to anti-money laundering compliance program obligations under the Bank Secrecy Act and is also required to comply with sanctions laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. State money transmission and virtual currency licensing laws apply to certain virtual currency-related activities as well.. Historically, these laws and regulations have not been interpreted to be applicable to cryptocurrency mining activities, but regulator views may change and, if our activities expand beyond mining, we could be subject to these laws and regulations. Such an outcome would either requires us to obtain necessary licenses or other consents, and/or potentially reduce the viability of our product sales and could also expose us to liability.

In January 2023, the House of Representatives established its first Financial Services Subcommittee on Digital Assets and announced its intention to develop a regulatory framework for the digital asset industry. In February 2023, bipartisan leadership of the Senate Banking Committee announced a similar goal. In January 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. Additionally, on February 20, 2025, the SEC announced the creation of the Cyber and Emerging Technologies Unit, which consists of approximately 30 fraud specialists and attorneys, focusing on combating cyber-related misconduct and protecting retail investors from bad actors in the emerging technologies space.

Cryptocurrency mining is not currently subject to a comprehensive state or federal regulatory framework, but may be affected by a range of laws and regulatory initiatives, including those relating to energy usage, environmental impact, and financial regulation. In January 2024, the SEC approved a series of spot Bitcoin exchange-traded funds (ETFs), which have since attracted substantial investment. In February 2024, the U.S. Energy Information Administration (EIA) initiated a six-month survey to collect data on electricity usage within the cryptocurrency mining sector, with the stated aim of assessing geographic growth trends and energy sourcing. Following a legal challenge, the U.S. Department of Energy suspended the survey and ordered the destruction of previously collected data. Although the EIA indicated in July 2024 that it intended to restart the survey, no formal restart has occurred as of the date of this filing. In January 2025, President Donald Trump issued an executive order establishing a presidential working group focused on regulatory clarity for digital assets, and on March 6, 2025, he signed an executive order establishing a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile. Legislative bodies in both chambers of Congress have also announced a bipartisan working group with the stated objective of drafting comprehensive legislation to regulate digital assets, and multiple hearings have been held on the subject of fair access to financial services for digital asset companies.

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

We provide high-performance computing solutions through our proprietary ASICs. We have strong ASIC chip design capability underpinned by over ten years of industry experience and the expertise of our founders and management team. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC, established access to leading wafer foundry capacity and proven in-house capability to produce Bitcoin mining machines. We primarily dedicated technology and expertise in ASIC applications to industrial Bitcoin mining machines and are a leading producer of Bitcoin mining machines in the global market. In addition, to further diversify our product offering and democratize access to bitcoin mining, we launched the Avalon Home series in 2024 and formally commercialized it in 2025, a new line of compact, energy-efficient mining devices crafted for individual users and home environments. The Avalon Home series represents our first step into the home-use mining machine market, blending reliable hash rate output with user-friendly interfaces, low noise operation, and streamlined connectivity. We believe our extensive experience and expertise in ASIC applications position us well in our future endeavors.

Leveraging our deep understanding of the cryptocurrency industry and strong technology as applied to ASIC chip design, we intend to capture the growth opportunity along the value chain of the cryptocurrency industry to enhance our offerings and achieve more stable financial performance. We have started with the Bitcoin mining business through our strategic collaboration with certain cryptocurrency mining farms and energy providers, aiming to develop the Bitcoin mining business as the second engine to capitalize on the Bitcoin ecosystem and synergize with our bitcoin mining machines sales. We endeavor to grow our deployed computing power for mining and improve the energized hash rate to enhance our mining business. For the year ended December 31, 2023, 2024 and 2025, we generated revenue of US$34.0 million, US$44.0 million and US$113.2 million from the Bitcoin mining business, respectively.

We have developed competitive advantages in our business and technological capabilities, including the following:

●	Our expertise in the development, designing and production of Bitcoin mining machines;
●	Our mastery of the whole IC design process;
●	Our years of accumulated engineering experience in applying theoretical research to the mass production of new products;
●	Our ability to achieve a fast time-to-market with our products and our successful early monetization of the ASIC design in blockchain applications have provided us with an early advantage with respect to both technology and capital reserve to pursue our strategic initiatives;
●	Our breakthroughs in various technological fields to improve ASIC performance, such as low voltage and high power efficiency operations and high computing density, all of which are crucial features for ASICs for blockchain solutions;
●	Our ownership of most of the intellectual property we employ, and our accumulation of valuable know-how and multiple generations of proprietary silicon data through our long-term ASIC design experience;
●	Our long-term partnerships with leading global suppliers, which have enabled us to achieve high-quality, high yield rate and stable production;
●	Our continued development of the Bitcoin mining business by leveraging our experience in Bitcoin mining machines production and sales; and
●	Our ability to provide customized solutions to our customers, including tailored mining solutions, energy infrastructure stabilizer solutions, algorithm development and optimization, hardware module, end-product and software services.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

●	expected economic returns on Bitcoin mining activities, in particular, fluctuation of the Bitcoin price;
●	acceptance and development of blockchain technology applications, especially Bitcoin;
●	the performance and cost of our products;
●	production capacity;
●	investment in research and development; and
●	the regulatory environment.

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

Additionally, a complex effect of demand-supply dynamics, which is significantly impacted by the fluctuations in Bitcoin price, may affect the value of inventories as well as the provision we make to the inventory as we manage our inventories based on, among others, the sales and pricing forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand for Bitcoin mining machines with increasing average computing power price, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. For example, as the Bitcoin price fluctuated from 2023 to 2024, we experienced low demand and suppressed pricing in the Bitcoin mining machine market, leading to significant inventories write-down, prepayment write-down and provision for inventory purchase commitments. Although the continued Bitcoin price volatility throughout 2025 persisted in affecting market demand, the impact on our inventory gradually moderated as we optimized our inventory levels and sales strategies. As a result, we recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million, US$100.6 million and US$18.6 million in 2023, 2024 and 2025, respectively. If the Bitcoin price drops significantly in the future, we may make similar write-down again. To the extent we are able to sell such inventories above their carrying value, our gross profit may also be inflated by such write-down.

Acceptance and Development of Blockchain Technology Applications, Especially Bitcoin

Our current blockchain application is designed for Bitcoin mining. Our revenues derived from sales of Bitcoin mining machines and related parts and accessories were US$175.9 million in 2023, US$222.3 million in 2024, US$412.6 million in 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, we generated revenue of US$34.0 million, US$44.0 million and US$113.2 million, from the Bitcoin mining business, respectively. Any adverse development in blockchain technology and the cryptocurrency markets, and in the Bitcoin market in particular, can significantly impact our results of operations. The Bitcoin market can also be affected by the following factors, among others: (i) different views regarding the decentralized nature of cryptocurrencies, (ii) acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, (iii) competing cryptocurrencies to Bitcoin, and (iv) changes in the Bitcoin algorithm and the mechanism of mining.

Performance and Cost of Our Products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Production Capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. For example, in 2025, we mainly relied on two third-party foundry partners for our Bitcoin mining machine business, and we cannot guarantee that they will be able to meet our manufacturing requirements or capacity or that they will not raise their prices. In addition, our final test yield is a function of both product design, which is developed by us, and process technology of our third-party foundry partners. If any of our third-party foundry partners experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry- Failure at tape-out or failure to achieve the expected final test yields for our ASICs could negatively impact our operating results.” As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected.

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

Investment in Research and Development

We are a fabless IC design company. Our ability to design high quality ASICs largely depends on our continued investment in research and development, and our results of operations are affected by related expenses. Historically, we have invested substantially in research and development to build and enhance our competitive edge, and we need to continue to devote resources to research and development activities in order to (i) design and develop new or enhanced ASICs for Bitcoin mining applications, and (ii) expand our product offering and penetrate into new application markets, particularly into markets for ASIC applications that require high performance and strong computing power. We cannot assure you that we can continue to have a highly successful tape-out rate. Unsuccessful tape-outs will significantly increase our research and development expenses. Our ability to design and develop new or enhanced ASICs for Bitcoin mining and ASICs for other applications with market potential as well as maintain a high tape-out rate will have a material effect on our business, results of operations, financial condition and profitability.

Regulatory Environment

Historically, a significant portion of our Bitcoin mining machines were sold to customers located in China. Because of the adverse changes in the regulatory environment in the PRC, we have expanded into global markets and our revenues generated from sales to customers outside China, such as customers in North America, Africa, Southeast Asia and Europe, represented 58.9% of our total revenues generated from sales of Bitcoin mining machines and related parts and accessories in 2025. As such, we need to ensure that we are compliant with the existing and future laws and regulations relating to our business in the various jurisdictions that are material to our business and operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business and Industry-We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of Bitcoins, which could negatively affect our business, results of operations and financial position.”

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

Key Components of Results of Operations

Revenue

We derive our revenue primarily from sales of Bitcoin mining machines and mining business.

The following table sets forth a breakdown of our revenue by services, each expressed in the absolute amount and as a percentage of our total revenue, for the periods indicated:

	Year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

		(in millions, except for percentage)
Products revenue	176.9	83.6	223.2	82.9	413.8	78.1
Mining revenue	34.0	16.1	44.0	16.3	113.2	21.4
Other revenues	0.6	0.3	2.1	0.8	2.7	0.5
Total	211.5	100.0	269.3	100.0	529.7	100.0

Notes:

(1)	Our bitcoin mining machines products revenue is primarily attributable to sales of Bitcoin mining machines, with the remainder consisting of Bitcoin mining related parts and accessories.

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

	Year ended December 31,
	2023			2024			2025
		Total			Total			Total
		Computing			Computing			Computing
		Power	ASP per		Power	ASP per		Power	ASP per
	Revenue	Sold	Thash	Revenue	Sold	Thash	Revenue	Sold	Thash
	US$ in	Thash/s	US$	US$ in	Thash/s	US$	US$ in	Thash/s	US$
	millions			millions			millions
A12 series(1)	65.0	9,395,024	6.9	6.6	2,150,639	3.1	0.1	38,759	3.5
A13 series(2)	108.7	10,191,183	10.7	49.7	9,055,356	5.5	5.3	1,319,833	4.0
A14 series(3)	—	—	—	108.6	10,769,013	10.1	12.3	1,664,884	7.4
A15 series(4)	—	—	—	47.3	3,911,913	12.1	369.0	31,995,867	11.5
Total	173.7	19,586,207	8.9	212.2	25,886,921	8.2	386.7	35,019,343	11.0

Notes:

(1)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(2)	Mainly includes our A1326 and A1346 Bitcoin mining machines.
(3)	Mainly includes our A1446 and A1466 Bitcoin mining machines.

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

	Year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in millions, except for percentages)
Product cost	368.1	81.4	301.3	85.2	360.2	73.7
Product cost excluding the impact of write-down	305.1	67.4	369.8	104.6	365.7	74.9
Inventories write-down, prepayment write-down and provision for inventory purchase commitments	190.2	42.1	100.6	28.5	18.6	3.8
Transfer of inventories write-down and prepayment write-down	(127.2)	(28.1)	(169.1)	(47.8)	(24.1)	(4.9)
Mining cost	81.8	18.1	51.5	14.6	126.0	25.8
Direct cost of mining	28.4	6.3	29.0	8.2	85.4	17.5
Depreciation	53.4	11.8	22.5	6.4	40.6	8.3
Other cost	2.4	0.5	0.8	0.2	2.3	0.5
Total cost of revenues	452.3	100.0	353.6	100.0	488.5	100.0

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

We make inventories write-down, prepayment write-down and provision for inventory purchase commitments when we determine that we are unlikely to sell our inventory at or above their cost. The amount to be written down is the difference between the cost of our inventory and the estimated realizable value of our inventory, which is significantly affected by the Bitcoin price and changes of market demands. As the Bitcoin price fluctuated from 2023 to 2024, we experienced low demand and suppressed pricing in the Bitcoin mining machine market, leading to significant inventories write-down, prepayment write-down and provision for inventory purchase commitments. Although the continued Bitcoin price volatility throughout 2025 persisted in affecting market demand, the impact on our inventory gradually moderated as we optimized our inventory levels and sales strategies. As a result, we recorded inventories write-down, prepayment write-down and provisions for inventory purchase commitments of US$190.2 million, US$100.6 million and US$18.6 million in 2023, 2024 and 2025, respectively. Going forward, if we are able to sell such inventories above their cost, the cost of sales for those machines will be net of such write-down, which in turn will have the effect of increasing our gross profit for the period.

The following table sets out the average selling cost of our Bitcoin mining machines, excluding the transfer of inventories write-down, expressed in terms of computing power:

	Year ended December 31,
	2023		2024		2025
	Total	Selling	Total	Selling	Total	Selling
	Computing	Cost per	Computing	Cost per	Computing	Cost per
	Power Sold	Thash	Power Sold	Thash	Power Sold	Thash
	Thash/s	US$	Thash/s	US$	Thash/s	US$
A12 series(1)	9,395,024	18	2,150,639	18	38,759	20
A13 series(2)	10,191,183	15	9,055,356	14	1,319,833	14
A14 series(3)	—	—	10,769,013	11	1,664,884	10
A15 series(4)	—	—	3,911,913	12	31,995,867	10
Total	19,586,207	16	25,886,921	13	35,019,343	10

Notes:

(1)	Mainly includes our A1246 and A1266 Bitcoin mining machines.
(2)	Mainly includes our A1326 and A1346 Bitcoin mining machines.
(3)	Mainly includes our A1446 and A1466 Bitcoin mining machines.

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

Gross profit (loss) and gross profit (loss) margin

Our gross profit (loss) and gross profit (loss) margin are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines. In 2023 and 2024, our gross loss was US$240.8 million and US$84.3 million, respectively. In 2025, our gross profit was US$41.2 million. As the Bitcoin price dropped again in the second half of 2022, we experienced a decrease in demand and average selling price of our Bitcoin mining machines, thereby leading to lower Bitcoin mining machines revenue in 2023. As the Bitcoin price has fluctuated from 2023 to 2024, we continued to experience low demand and low prices in the Bitcoin mining machine market and therefore recorded gross loss. In 2025, we recorded a gross profit mainly because of the increase in average selling prices of our products driven by the rise in Bitcoin price and the improved market conditions. We recorded inventories write-down, prepayment write-down and provision for inventory purchase commitments of US$190.2 million in 2023, US$100.6 million in 2024 and US$18.6 million in 2025, respectively.

Operating expenses

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth components of our operating expenses, both in absolute amount and as a percentage of our total revenue, for the periods presented:

	Year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Research and development expenses	64.9	30.7	61.3	22.8	63.1	11.9
-Share-based compensation expense included in research and development expenses	9.1	4.3	7.3	2.7	4.7	0.9
Sales and marketing expenses	8.2	3.9	5.7	2.1	13.6	2.6
-Share-based compensation expense included in sales and marketing expenses	0.2	0.1	0.2	0.1	0.2	0.0
General and administrative expenses	71.2	33.6	71.7	26.6	68.1	12.9
-Share-based compensation expense included in general and administrative expenses	32.5	15.4	23.2	8.6	17.6	3.3
Impairment on property, equipment and software	21.1	10.0	11.3	4.2	10.2	1.9
Impairment on cryptocurrency	4.7	2.2	—	—	—	—
Gain on disposal of property, equipment and software	—	—	7.2	(2.7)	1.6	(0.3)
Total	170.1	80.4	142.8	53.0	153.4	29.0

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

Impairment on cryptocurrency. As a result of adopting ASU 2023-08 from January 1, 2024, we measure cryptocurrency at fair value as of each reporting period in accordance with ASC 820, Fair Value Measurement. Prior to the adoption of ASU 2023-08, impairment on cryptocurrency to be recognized is measured by the amount by which the carrying amount of cryptocurrencies exceeds the fair value of the cryptocurrencies. The recoverable amount of cryptocurrencies is based on the fair value less costs of disposal. The fair value of the cryptocurrencies is determined by using the quoted price on the cryptocurrencies platform website well recognized by the block chain users.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are nonresident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. As of December 31, 2025, the aggregated amount of accumulated deficits of our entities located in the PRC were US$156,037. We plan to indefinitely reinvested undistributed earnings earned from such subsidiaries in their operations in the PRC. Therefore, no withholding income tax for undistributed earnings of such subsidiaries were provided as of December 31, 2025.

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

Pursuant to the Value-added Tax Law of the PRC and the Implementation Regulations for the Value-Added Tax Law of the PRC, entities and individuals that sell goods, services, intangible assets, or immovables, or import goods in the PRC are taxpayers of value-added tax, and shall pay value-added tax according to law. Unless stated otherwise, the value-added tax rate is 13% for taxpayers selling goods, processing, repair or fitting services, tangible movables leasing services or importing goods; the value-added tax rate is 9% for taxpayers selling transportation, postal, basic telecommunications, construction, immovable property leasing services, selling immovable property, transferring land use rights, selling or importing specific goods; the value-added tax rate is 6% for taxpayers selling services or intangible assets. The levy rate of VAT to which the simple tax computation method applies is 3%. Pursuant to the Circular of Value-added Tax Policies of Software Products, a general taxpayer who sells its self-develop software products and borne a VAT more than 3%, could enjoy a levy-refund policy on VAT after being taxed at the fixed rate of 13%. However, in practice, such general taxpayer should present the registration certificate for software products or registration certificate for software copyrights to prove the software products were developed and produced by its own.

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

Useful life of long-lived assets

We assess the estimated useful lives of our long-lived assets on an ongoing basis. In the first quarter of 2026, we revised the useful life of mining equipment, from 1.5 years to 2 years, based on the historical and current use of the mining equipment as well as industry trends and practices. This change in estimated useful life will be accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2026. Based on the carrying amounts of relevant mining equipment as of December 31, 2025, we expected the effect of this change in estimate to be a reduction in depreciation expense of approximately US$5,788 for the year ending December 31, 2026.

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

	Year ended December 31
	2023	2024	2025
	US$	US$	US$
		(in millions)
Revenues
Products revenue	176.9	223.2	413.8
Mining revenue	34.0	44.0	113.2
Other revenues	0.6	2.1	2.7
Total revenues	211.5	269.3	529.7
Products cost	(368.1)	(301.3)	(360.2)
Mining cost	(81.8)	(51.5)	(126.0)
Other cost	(2.4)	(0.8)	(2.3)
Cost of revenues	(452.3)	(353.6)	(488.5)
Gross (loss) profit	(240.8)	(84.3)	41.2
Operating expenses
Research and development expenses	(64.9)	(61.3)	(63.1)
Sales and marketing expenses	(8.2)	(5.7)	(13.6)
General and administrative expenses	(71.2)	(71.7)	(68.1)
Impairment on property, equipment and software	(21.1)	(11.3)	(10.2)
Impairment on cryptocurrency	(4.7)	—	—
Gain on disposal of property, equipment and software	—	7.2	1.6
Total operating expenses	(170.1)	(142.8)	(153.4)
Loss from operations	(410.9)	(227.1)	(112.2)
Interest income	1.0	0.5	0.3
Interest expense	—	(0.5)	(2.0)
Change in fair value of cryptocurrency	—	42.4	(11.4)
Change in fair value of financial instruments other than derivatives	(10.9)	20.6	(46.6)
Change in fair value of financial derivatives	—	17.6	(9.5)
Excess of fair value of convertible preferred shares	(59.2)	(50.7)	(28.2)
Foreign exchange gains (losses), net	12.3	14.1	(3.5)
Other income, net	2.2	10.8	5.6
Loss before income tax expense	(465.5)	(172.3)	(207.5)
Income tax benefit (expense)	51.3	(77.5)	(2.8)
Net loss	(414.2)	(249.8)	(210.3)
Foreign currency translation adjustment, net of nil tax	(6.9)	(13.5)	0.8
Total comprehensive loss	(421.1)	(263.3)	(209.5)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. Our revenue increased by 96.7% to US$529.7 million in 2025 from US$269.3 million in 2024, primarily due to the increase in products revenue from US$223.2 million in 2024 to US$413.8 million in 2025, driven by the increase in the computing power sold and the increase of the average selling price of our products, as well as an increase in mining income from US$44.0 million in 2024 to US$113.2 million in 2025, driven by the increase in energized mining computing power and average Bitcoin price.

Cost of revenues. Our cost of revenues increased by 38.2% to US$488.5 million in 2025 from US$353.6 million in 2024, primarily due to the increase in product cost and mining cost, which were partially offset by a decrease in inventories write-down, prepayment write-down and provision for inventory purchase commitments from US$100.6 million in 2024 to US$18.6 million in 2025.

Gross profit (loss). As a result of the foregoing, we recorded a gross profit of US$41.2 million in 2025, compared to a gross loss of US$84.3 million in 2024.

Operating expenses. Our total operating expenses increased by 7.4% to US$153.4 million in 2025 from US$142.8 million in 2024.

Research and development expenses. Our research and development expenses increased by 2.9% to US$63.1 million in 2025 from US$61.3 million in 2024. The increase was primarily due to an increase of US$3.9 million in staff costs, partially offset by a decrease of US$2.6 million in share-based compensation. As a result of the foregoing, as well as the significant revenue growth, our research and development expenses as a percentage of our revenues decreased from 22.8% in 2024 to 11.9% in 2025.

Selling and marketing expenses. Our selling and marketing expenses increased by 138.6% to US$13.6 million in 2025 from US$5.7 million in 2024. The increase was mainly driven by an increase of US$7.8 million in staff costs. As a result of the foregoing, our selling and marketing expenses as a percentage of our revenues increased from 2.1% in 2024 to 2.6% in 2025.

General and administrative expenses. Our general and administrative expenses decreased by 5.0% to US$68.1 million in 2025 from US$71.7 million in 2024. The decrease was primarily due to a decrease of US$5.6 million in share-based compensation, a decrease of US$2.7 million in allowance for doubtful receivables and a decrease of US$1.4 million in professional service fees, which was partially offset by an increase of US$6.9 million in staff costs. As a result of the foregoing, as well as the increase of our revenue, our general and administrative expenses as a percentage of our revenues decreased from 26.6% in 2024 to 12.9% in 2025.

Impairment on property, equipment and software. Our impairment on property, equipment and software decreased to US$10.2 million in 2025 from US$11.3 million in 2024, mainly due to the decreased amount by which the carrying value exceeded the fair value of the mining equipment.

Gain on disposal of property, equipment and software. Our gain on disposal of property, equipment and software decreased to US$1.6 million in 2025 from US$7.2 million in 2024.

Interest income. Our interest income decreased by 40.0% to US$0.3 million in 2025 from US$0.5 million in 2024.

Interest expense. Our interest expense increased to US$2.0 million in 2025 from US$0.5 million in 2024, primarily due to an increase in secured term loans and the higher interest rates.

Change in fair value of cryptocurrency and change in fair value of financial derivatives. Our change in fair value of cryptocurrency and change in fair value of financial derivatives incurred a loss of US$11.4 million and US$9.5 million in 2025, respectively, compared to a gain of US$42.4 million and US$17.6 million in 2024, mainly due to the Bitcoin price fluctuation in 2025. As of December 31, 2025, we held cryptocurrency assets with a fair value of US$83.3 million and cryptocurrency receivables with an aggregate fair value of US$87.8 million. Cryptocurrency assets primarily consist of 749.9 bitcoins owned by us and 63.4 bitcoins received as customer deposits. Cryptocurrency receivables consist of 900.0 bitcoins pledged for secured term loans and 100.0 bitcoins transferred to a fixed term product.

Change in fair value of financial instruments other than derivatives. Our change in fair value of financial instruments other than derivatives incurred a loss of US$46.6 million in 2025, compared to a gain of US$20.6 million in 2024, mainly due to a fair value change in the preferred shares financing.

Excess of fair value of convertible preferred shares. Our excess of fair value of convertible preferred shares incurred US$28.2 million in 2025, compared to US$50.7 million in 2024, due to the fair value of the preferred shares financing exceeding the proceeds.

Foreign exchange gains (losses), net. Our foreign exchange loss was US$3.5 million in 2025, compared to a gain of US$14.1 million in 2024, as a result of the impact of currency fluctuation on our non-US$ denominated assets and liabilities.

Other income, net. Our other income, net was US$5.6 million in 2025, compared to US$10.8 million in 2024.

Loss before income tax expense. We recorded a loss before income tax expenses of US$207.5 million in 2025, compared to a loss before income tax expenses of US$172.3 million in 2024.

Income tax expense. Our income tax expense was US$2.8 million in 2025, compared to US$77.5 million in 2024. The income tax expense in 2025 was primarily due to taxes related to certain profitable subsidiaries.

Net loss. As a result of the foregoing, we recorded a net loss of US$210.3 million in 2025, compared to a net loss of US$249.8 million in 2024.

Foreign currency translation adjustment, net of nil tax. We recorded US$0.8 million of positive foreign currency translation adjustment, net of nil tax in 2025, compared to a negative adjustment of US$13.5 million in 2024, primarily due to the fluctuation of exchange rates.

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

General and administrative expenses. Our general and administrative expenses increased by 0.7% to US$71.7 million in 2024 from US$71.2 million in 2023. The increase was primarily due to a decrease of US$9.4 million in the gain from sale of cryptocurrency and an increase of US$3.0 million in professional service fees, partially offset by a decrease of US$9.4 million in share-based compensation due to the declined share incentive grants and fully vested restricted share units, as well as a decrease of US$3.5 million in staff costs. As a result of the foregoing, as well as an increase of our revenue, our general and administrative expenses as a percentage of our revenues decreased from 33.6% in 2023 to 26.6% in 2024.

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

Change in fair value of cryptocurrency and change in fair value of financial derivatives. Our change in fair value of cryptocurrency and change in fair value of financial derivatives increased to US$42.4 million and US$17.6 million in 2024 from nil in 2023, respectively. As a result of the adoption of ASU 2023-08, our cryptocurrency are measured initially and subsequently at fair value in accordance with ASC 820, Fair Value Measurement. Changes in fair value of our cryptocurrency are recorded in change in fair value of cryptocurrency, and changes in fair value of our cryptocurrency receivables are recorded in change in fair value of financial derivatives. As of December 31, 2024, we held cryptocurrency assets with a fair value of US$61.8 million and cryptocurrency receivables with an aggregate fair value of US$69.6 million. Cryptocurrency assets primarily consist of 562.3 bitcoins owned by us and 79.3 bitcoins received as customer deposits. Cryptocurrency receivables consist of 600 bitcoins pledged for secured term loans, 100.3 bitcoins transferred to a fixed term product, and 30 bitcoins prepaid for professional services.

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

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders, long term loans and fund raising from the capital market, which have historically been sufficient to meet our working capital and capital expenditure requirements. In 2024 and 2025, we entered into six secured loan agreements through our wholly-owned subsidiaries with unrelated third-party lenders, receiving total gross loan proceeds of approximately US$69.8 million. The loans bear interest rates ranging from 2.5% to 6.75% per annum, with terms of 18 months. Interest expense pertaining to the above loans amounted to US$0.5 million and US$2.0 million was recorded for the year ended December 31, 2024 and 2025, respectively. For our recent financing activities, please see “Information on the Company—A. History and Development of the Company” and “Item 10. Additional Information—C. Material Contracts.”

As of December 31, 2025, we had cash of US$80.8 million.

We believe that our existing cash and anticipated cash flows from operating activities, fund raising from the capital market and sales of cryptocurrency will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Summary of Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31
	2023	2024	2025
	US$	US$	US$

	(in millions)
Net cash used in operating activities	(123.6)	(199.3)	(261.1)
Net cash provided by investing activities	39.6	61.0	56.7
Net cash provided by financing activities	90.0	139.7	197.9
Net increase/(decrease) in cash	6.0	1.4	(6.5)
Effect of exchange rate changes on cash	(11.4)	(1.1)	(9.2)
Cash at the beginning of year	101.6	96.2	96.5
Cash at the end of year	96.2	96.5	80.8

Operating Activities

Net cash used in operating activities in 2025 was US$261.1 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of US$210.3 million were a US$46.6 million in change in fair value of financial instruments other than derivatives and a US$28.2 million in excess of fair value of convertible preferred shares.

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

Investing Activities

Net cash provided by investing activities was US$56.7 million in 2025, which was primarily attributable to proceeds from sale of cryptocurrency of US$93.1 million, offset by purchase of property, equipment and software of US$24.6 million and purchase of cryptocurrency of US$12.4 million.

Net cash provided by investing activities was US$61.0 million in 2024, which was primarily attributable to proceeds from sale of cryptocurrency of US$71.5 million and proceeds from disposal of property, equipment and software of US$8.8 million, offset by purchase of property, equipment and software of US$19.3 million.

Net cash provided by investing activities was US$39.6 million in 2023, which was primarily attributable to proceeds from sale of cryptocurrency of US$40.6 million, partially offset by purchase of property, equipment and software of US$3.3 million.

Financing Activities

Net cash provided by financing activities was US$197.9 million in 2025, which was attributable to the proceeds from issuance of convertible preferred shares, net of issuance costs of US$99.7 million, proceeds from issuance of ordinary shares pursuant to registered direct offering, net of issuance cost of US$70.7 million and proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements of US$49.5 million, offset by repayment of long-term loan of US$17.0 million.

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

Capital Expenditures

We made capital expenditures of US$3.3 million, US$19.3 million and US$24.6 million in 2023, 2024 and 2025, respectively. Our capital expenditures primarily comprise expenditures for the purchase of equipment and software. We will continue to make capital expenditures to meet the expected growth of our business.

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

For us to remit cash to our PRC subsidiaries, including the net proceeds from any offering of securities outside of China, we may do so through equity investments into our PRC subsidiaries or provision of shareholders’ loan to our PRC subsidiaries. We may also establish new operating subsidiaries in the PRC. The maximum amount of equity investment the Company can make into its PRC subsidiaries is not subject to any limitations, while the maximum amount of shareholder loans the Company’s PRC subsidiaries can incur is determined by the difference between its registered capital and total investment amount. We did not remit cash to our PRC subsidiaries through our Hong Kong subsidiary in 2023, 2024 and 2025.

Inflation

We incur some of our revenues and expenses in other currencies, mainly including Renminbi, Singaporean Dollars and Malaysian Ringgit, among other currencies. Our consolidated financial statements are presented in U.S. Dollar. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business will exceed the rate of devaluation of such countries’ currencies in relation to the U.S. Dollar or that the timing of any such devaluation will lag behind inflation in such countries. Although we have not been materially affected by inflation in the past, we may be adversely affected in the future by inflationary pressures.

C.	Research and Development, Patents and Licenses, etc.

Technology and Product Offering Development

See “Item 4. Information on the Company—B. Business Overview.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our products and sales by the end of 2025. In addition, please refer to discussions included in such Item  and “Item 3. Key Information—D. Risk Factors” for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Name	Age	Position/Title
Nangeng Zhang	44	Chairman of the Board and Chief Executive Officer
James Jin Cheng	48	Chief Financial Officer
Wenjun Zhang	61	Independent Director
Hongchao Du	59	Independent Director
Zhitang Shu	60	Independent Director
Yaping Zhang	52	Independent Director

Nangeng Zhang is a founding member of our Company and has served as our Chairman of the Board and chief executive officer since our inception. Mr. Zhang has approximately 16 years of experience in electronic device design, engineering, manufacturing, quality control and research and development and is responsible for formulating and overseeing our overall development strategies and operations. Before founding our company, Mr. Zhang was an assistant researcher at the Beijing Remote Sensing and Communication Technology Institution, a research institution which specializes in research and development and production and marketing of antenna, detector, photoelectric measuring equipment, mid-wave infrared camera, from August 2005 to July 2008. Mr. Zhang received a bachelor’s degree in electronic information engineering and a master’s degree in software engineering from Beihang University in the PRC in July 2005 and July 2010, respectively. From September 2010 to October 2013, Mr. Zhang was pursuing a Ph.D. degree at Beihang University.

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

Wenjun Zhang has served as our independent director since August 2020. Mr. Zhang has over 20 years of experience in corporate management, capable of managing various function units and coordinate cross department cooperation. Mr. Zhang has also served as a managing director at Beijing Zhijian Engineering Co. Ltd. since December 2012. Mr. Zhang served as a vice president at Mesnac Co. Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 002073) from March 1999 to August 2011. He served as a vice general manager at Dalian Rubber & Plastics Machinery Works from May 1995 to February 1999. Mr. Zhang served as a project manager at Dalian Int’l Economic & Technical Corporation from October 1993 to April 1995. Mr. Zhang served as an engineer at Dalian Rubber & Plastics Machinery Works from September 1986 to September 1993. Mr. Zhang received a bachelor’s degree in plastic and polymer engineering technology from Beijing University of Chemical Technology in the PRC in 1986 and a master’s degree in political economy from Beijing Normal University in the PRC in 1999.

Hongchao Du has served as our independent director since August 2020. Mr. Du has more than 30 years of experience in informational technology. From March 1993 to August 1997, Mr. Du developed a series of English-Chinese translation software such as “English-Chinese Communication,” “Instant Communication,” and other real-time screen English-Chinese translation systems. From July 1996 to October 1999, he developed the first internet-based Chinese-version Windows platform “Cross-Strait Communication.” In April 2000, he established the largest IT community in China, DoNews.com. All these software and platforms has been widely used by both domestic and overseas users. Mr. Du served as a consultant in charge of Internet and new media at the State-owned Assets Supervision and Administration Commission of the State Council from December 2014 to December 2016, and was the launch expert of the Internet+ of Internet Society of China from January 2016 to December 2020. In addition, Mr. Du developed an all-purpose game card and duplicating system, which won the gold medal of the National University Science and Technology Achievement Expo in October 1991.

Zhitang Shu has served as our independent director since August 2020. Mr. Shu has more than 10 years of experience in business management and legal services. Mr. Shu has also served as the founding partner, a member of the management committee and the initiator of the business development and facilitation committee at Merits & Tree Law Offices since March 2017. Mr. Shu served as an associate and a partner at Commerce & Finance Law Offices from February 2007 to March 2017. Mr. Shu served as a training manager at Ping An Insurance Company, sales manager at Taikang Life Insurance Company, manager assistant at Du Li Real Estate Development Co., Ltd., head of marketing at Beijing Aerospace Purin Technology Co., Ltd., from October 1992 to December 2006. Mr. Shu served as cadre at Hubei Xiangfan Science and Technology Committee from July 1988 to October 1992. Mr. Shu received a master’s degree in law from Renmin University of China in the PRC in 2013 and a master’s degree in EMBA from Cheung Kong Graduate School of Business in the PRC in 2019.

Yaping Zhang has served as our independent director since August 2020. Ms. Zhang has more than 20 years of experience in corporate financial management, including nine years of experience serving as a financial manager and a director of finance in a public company. Since July 2021, Ms. Zhang has served as the deputy general manager of Beijing Yade Jiaye Investment Co., Ltd. She served as a director of finance at Beijing Jingxi Cultural Tourism Co., Ltd., a public company listed on the Shenzhen Stock Exchange (SZSE: 000802) from April 2011 to June 2020. Ms. Zhang served as a deputy manager of finance department at China Huali Holdings Group Co., Ltd. from May 2004 to April 2011. Ms. Zhang served as an account at Beijing Zhuzong Zhuzhaiyi Company from August 1997 to May 2004. Ms. Zhang received a bachelor’s degree in enterprise finance from Capital University of Economics and Business in 1997. Ms. Zhang is qualified as a certified public accountant (CPA) and a senior international financial manager, and she also obtained mid-level and senior-level accountant certification.

B.	Compensation

For the year ended December 31, 2025, we paid an aggregate of US$5.3 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Amended 2018 Plan

In April 2021, our board of directors approved an amendment to the 2018 Equity Incentive Plan, or the Amended 2018 Plan. Pursuant to the Amended 2018 Plan, in April 2021 and on every January 1 thereafter during which the 2018 Equity Incentive Plan remains in effect, the maximum aggregate number of Class A Ordinary Shares which may be subject to awards under the 2018 Equity Incentive Plan will be automatically increased by 15.0% of the total number of ordinary Shares issued and outstanding on December 31 of the preceding calendar year, if and whenever the unallocated ordinary Shares which may be issuable under the 2018 Equity Incentive Plan account for less than 3% of the then total issued and outstanding ordinary Shares. In May and September 2021, our board of directors approved an increase by 94,927,065 ordinary shares and 63,774,885 ordinary shares, representing 4.0% and 2.7% of total issued and outstanding shares at the end of 2021 pursuant to the Amended 2018 Plan, respectively. As of December 31, 2025, 1,125,470,250 restricted share units and 144,000,000 share options have been granted under the Amended 2018 Plan, including to certain directors and officers, 158,701,950 restricted share units have vested, 138,567,780 restricted share units have been cancelled due to departing employees and 84,000,000 share options have been cancelled.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

The total number of 11,549,547,317 ordinary shares outstanding as of the date of this annual report comprises 11,237,922,873 Class A ordinary shares and 311,624,444 Class B ordinary shares.

	Ordinary Shares Beneficially Owned
			% of total
			ordinary
			shares on an
	Number of Class A	Number of Class B	as-converted	% of voting
	ordinary shares	ordinary shares	basis	power†
Directors and Executive Officers:*
Nangeng Zhang(1)	405,409,125	311,624,444	6.2	31.9
James Jin Cheng	**	—	**	**
Wenjun Zhang	—	—	—	—
Hongchao Du	—	—	—	—
Zhitang Shu	—	—	—	—
Yaping Zhang	—	—	—	—
Directors and Executive Officers as a Group	420,634,245	311,624,444	6.3	32.0
Principal Shareholders:
Flueqel Ltd.(2)	—	311,624,444	2.7	29.4
Cipher Black Pearl LLC(3)	210,049,718	—	1.8	1.3
Cipher Mining Technologies Inc.(4)	596,390,182	—	5.2	3.7

Notes:

*	The business address for our directors and executive officers is 28 Ayer Rajah Crescent #06-08, S139959, Singapore.
**	Beneficially owns less than 1% of our outstanding shares.
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

(1)	Represents (i) a number of Class A ordinary shares that Nangeng Zhang has the right to acquire upon exercise of the options within 60 days pursuant to the terms relating to the restricted share units granted to him under the Amended and Restated 2018 Share Incentive Plan, and (ii) 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Flueqel Ltd. is further described in footnote 2 below.
(2)	Represents 311,624,444 Class B ordinary shares held by Flueqel Ltd., a company incorporated under the laws of the British Virgin Islands, which is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. The registered address of Flueqel Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents 210,049,718 Class A ordinary shares held directly by Cipher Black Pearl LLC, which is indirectly owned by Cipher Mining Technologies Inc. Cipher Mining Technologies Inc. is a wholly owned subsidiary of Cipher Digital Inc.
(4)	Represents 596,390,182 Class A ordinary shares held directly by Cipher Mining Technologies Inc., a wholly owned subsidiary of Cipher Digital Inc.

To our knowledge and based on our review of our register of members as of the date of this annual report, 10,358,912,865 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our ADSs, each representing 15 of our Class A ordinary shares, have been listed on the Nasdaq Global Market since November 21, 2019 under the symbol “CAN.” See Exhibit 2.2 to this Form 20-F for a description of our ADSs.

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

On November 10, 2023, we entered into an at market issuance sales agreement with B. Riley Securities, Inc. as a sales agent. From November 10, 2023 to December 31, 2023, we utilized the agreement with B. Riley Securities, Inc. for fundraising and sold 31,347,044 ADSs with net proceeds of approximately US$61.2 million at an average price of US$1.99 per ADS. Effective December 20, 2024, we terminated the at-the-market offering agreement with B. Riley, dated as of November 10, 2023, related to the offer and sale of our ADSs in at-the-market equity offering program.

On November 27, 2023, we entered into a securities purchase agreement with an institutional investor (the “Buyer”), pursuant to which we agreed to issue and sell to the Buyer up to 125,000 Series A Preferred Shares at the price of US$1,000.00 for each Series A Preferred Share (the “Series A Preferred Shares Financing”). The Series A Preferred Shares Financing was conducted in three tranches. The first tranche and second tranche of the Series A Preferred Shares Financing were closed on December 11, 2023 and January 22, 2024, raising total gross proceeds of US$25 million and US$50 million, respectively. On September 27, 2024, we closed the third and final tranche of the Series A Preferred Shares Financing, raising additional total gross proceeds of US$50 million. All such shares have been converted into Class A ordinary shares.

On November 19, 2024, the Company entered into a securities purchase agreement with the Buyer, pursuant to which the Company agreed to issue and sell to the Buyer 30,000 Series A-1 Convertible Preferred Shares (the “2024 Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. On November 25, 2024, we closed the 2024 Series A-1 preferred shares financing, raising total gross proceeds of US$30 million. All such shares have been converted into Class A ordinary shares.

On December 23, 2024, we entered into a sales agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. as sales agents. We filed a new prospectus supplement dated December 23, 2024, setting up the new at-the-market equity offering program (the “ATM Program”), under which the Company may sell up to an aggregate of US$270 million of the ADSs, each representing fifteen Class A ordinary shares of the Company, through or to the sales agents. In 2024, no ADS was utilized under the 2024 ATM Agreement. From January 1, 2025 to February 20, 2025, we utilized the 2024 ATM Program for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS.

On March 6, 2025, we entered into a Securities Purchase Agreement with an institutional investor, relating to the purchase of up to 200,000 Series A-1 Preferred Shares (the “2025 Series A-1 Preferred Shares”) at US$1,000.00 for each Series A-1 Preferred Share, providing with total gross proceeds of up to US$200 million. The first tranche closing of 2025 Series A-1 Preferred Shares was completed on March 10, 2025, where an initial US$100 million has been received. Effective April 30, 2025, the Buyer and we have mutually agreed to terminate the agreement with respect to the second tranche. All aforementioned 2025 Series A-1 Preferred Shares have been converted into Class A ordinary shares. All pre-delivery shares have been returned to us.

On October 24, 2025, we entered into an At-the-market offering agreement (the “2025 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, B. Riley Securities Inc. (“B. Riley”) and CLSA Limited as sales agents (the “sales agents”), pursuant to which we may issue up to US$270.0 million of the ADSs. For the year ended December 31, 2025, we issued 4,841,000 ADSs with net proceeds of US$7.2 million.

On November 3, 2025, we entered into a securities purchase agreement with certain institutional investors for a registered direct placement of approximately US$72.0 million of our ADS, each ADS representing 15 Class A ordinary shares of us, par value US$0.00000005 per share, or US$1.13 per ADS.

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

ADSs

A United States Holder of our ADSs, for United States federal income tax purposes, should generally be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally are not expected to be subject to United States federal income tax. The remainder of this discussion assumes that a United States Holder of the ADSs will be treated in this manner. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our ordinary shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares.

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

Passive Foreign Investment Company

Based upon the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2025, although there can be no assurance in this regard. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

In general, we will be a PFIC for any taxable year if, after applying the applicable look-through rules, either:

●	at least 75% of our gross income is passive income; or
●	at least 50% of the value of our assets (generally determined based on an average of the quarterly asset values for such year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash and cash equivalents, securities held for investment purposes and certain other similar assets are generally, and cryptocurrency balances are likely, treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we generally will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill and other unbooked intangibles not reflected on our balance sheet based on the market value of the ADSs, a decrease in the price of the ADSs may also result in our becoming a PFIC. Furthermore, whether and to which extent our income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including our future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of our income, such as income from cryptocurrency self-mining, hash rate sharing, or hosting for purposes of the PFIC rules and, although our company currently treats these items of income as active, such treatment is uncertain. Accordingly, there can be no assurances that we will not be a PFIC for any current or future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are a PFIC for any taxable year during which a United States Holder holds the ADSs or ordinary shares, such United States Holder will be subject to special tax rules discussed below.

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

Subject to specified exceptions, under Singapore tax laws, there is presently a safe harbor rule where any gains derived by a divesting company from its disposal of:

(i)	ordinary shares in an investee company between 1 June 2012 and 31 December 2025 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months; or
(ii)	ordinary or preference shares[1] (or both) in an investee company after 1 January 2026 are generally exempt from tax if immediately prior to the date of the relevant disposal:
a.	the divesting company has held at least 20% of the ordinary shares and/or the qualifying preference shares in the investee company for a continuous period of at least 24 months, or
b.	the divesting company, together with one or more companies in the same group as the divesting company, has held at least 20% of the ordinary shares and/or the qualifying preference shares in the investee company for a continuous period of at least 24 months.

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

1 Qualifying preference shares refer to those that are accounted for as equity by the investee company under the applicable accounting principles adopted by the investee company.

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

Foreign Exchange Risk

A significant portion of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our subsidiaries in Singapore and our Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. We use U.S. dollar as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the applicable rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

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

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

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

Payments by Depositary

In 2025, we received total payments of approximately US$3.8 million from The Bank of New York Mellon, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program-related expenses, after deduction of applicable U.S. taxes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Huazhen LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025.

The chart below sets forth the amount billed and those expected to be billed for KPMG Huazhen LLP relating to the audit of the consolidated financial statements and other professional services in 2024 and 2025, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	For the Years Ended December 31,
	2024	2025

	(In thousands of US$)
Audit Fees(1)	1,899	1,831
Tax Fees(2)	32	54
Total	1,931	1,885
(1)	“Audit Fees” represents the aggregate fees billed and those expected to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Tax Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from January 1, 2025 to March 31, 2026:

Approximate
				Total Number of	Dollar Value of
				ADSs Purchased	ADSs that May
	Total Number			as Part of Publicly	Yet Be Purchased
	of ADSs	Average Price		Announced Plans	Under the
Period	Purchased	Paid per ADS(1)		or Programs(2)	Program(2)
January 1, 2025 through March 31, 2026	9,401,557	US$	0.7338	9,401,557	US$	23.1 million
(1)Each of our ADSs represents 15 Class A ordinary shares.
(2)	We announced a share repurchase program approved by our board of directors on May 27, 2025, under which we may repurchase up to US$30 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of six months. On December 17, 2025, we announced the renewal of share repurchase program approved by our board of directors, under which we may repurchase up to US$30 million worth of our outstanding ADSs and/or Class A ordinary shares over a period of twelve months. The repurchases have been through various means, including open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. The repurchases have been, and will be, effected in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act, and our insider trading policy. The number of ADSs repurchased and the timing of repurchases depends on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with our working capital requirements and general business conditions.

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

ITEM 16K.CYBERSECURITY

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
4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 4.2 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 18, 2025)

4.3

Form of Executive Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234356), as amended, initially filed with the Securities and Exchange Commission on October 28, 2019)

4.4

Form of Securities Purchase Agreement dated April 29, 2021 by and between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

4.5

Form of Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.5 to Canaan Inc.’s Current Report on Form 6-K (Reg. No. 001-39127) furnished on April 30, 2021)

4.6

Form of Sales Agreement dated December 23, 2024 by and between the Company and the sales agents identified on the signature pages thereto (incorporated by reference to Exhibit 1.1 to Canaan Inc.’s Current Report on Form 6 - K (Reg. No. 001-39127) furnished on December 23, 2024)

4.7

Form of Sales Agreement dated March 6, 2025 by and between the Company and an institutional investor (incorporated by reference to Exhibit 10.1 to Canaan Inc.’s Current Report on Form 6 - K (Reg. No. 001-39127) furnished on March 10, 2025)

*8.1	List of Principal Subsidiaries
11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to Canaan Inc.’s Registration Statement on Form F-1 (File No. 333-234356), initially filed with the Securities and Exchange Commission on October 28, 2019)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39127), filed with the Securities and Exchange Commission on April 18, 2025)
*12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Commerce & Finance Law Offices
*15.2	Consent of KPMG Huazhen LLP
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

Date: April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Canaan Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Canaan Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Sufficiency of audit evidence on evaluating the timing of revenue recognition for products sales

As discussed in Note 2(q) to the consolidated financial statements, the Company recognizes products revenue when the control of the products has been transferred to customers. For the year ended December 31, 2025, the Company recorded US$413,783 thousand of products revenue, which primarily related to the sale of mining equipment.

We identified the sufficiency of audit evidence on evaluating the timing of revenue recognition for products sales as a critical audit matter. Significant audit effort was required to determine the nature and extent of procedures to perform to evaluate the timing of transfer of control to customers that impact the timing of revenue recognition.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the evaluation of timing of revenue recognition for products sales. We evaluated the design and tested the operating effectiveness of certain internal controls related to timing of revenue recognition for products sales. This included controls over the Company’s review of underlying contracts, shipping and delivery documents, and the timing of revenue recognition. For a sample of products sales transactions, we evaluated the timing of revenue recognized by (1) inspecting the underlying contracts to evaluate the impact of the terms and conditions on the timing of revenue recognition; and (2) comparing the timing of revenue recognized by the Company with the timing of transfer of control from underlying contracts, shipping and delivery documents. For a sample of customers, we independently sent confirmations to confirm the customer acceptance terms as well as the accuracy and occurrence of products sales recorded during the last month of the year. We inspected underlying contracts, shipping and delivery documents for the unreturned confirmations. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China
April 15, 2026

CANAAN INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2024	2025
		US$	US$
ASSETS
Current assets:
Cash	2(f)	96,488	80,778
Accounts receivable, net	2(g), 4	1,514	19,290
Inventories	5	94,620	180,816
Prepayments and other current assets	6	90,874	99,707
Cryptocurrency receivable, current	8	50,525	52,699
Total current assets		334,021	433,290
Non-current assets:
Cryptocurrency	7	61,821	83,339
Cryptocurrency receivable, non-current	8	19,057	35,133
Property, equipment and software, net	9	40,163	44,028
Intangible assets		901	689
Operating lease right-of-use assets	10	3,495	2,880
Deferred tax assets	18	295	191
Other non-current assets		476	489
Non-current financial investment		2,782	2,845
Total non-current assets		128,990	169,594
Total assets		463,011	602,884
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loans	12	16,658	28,515
Accounts payable		13,975	25,600
Contract liabilities	2(n)	24,248	9,317
Income tax payable		10,932	11,403
Accrued liabilities and other current liabilities	11	43,406	54,548
Operating lease liabilities, current	10	1,237	1,706
Convertible preferred shares	15	68,113	—
Total current liabilities		178,569	131,089
Non-current liabilities:
Long-term loans	12	7,279	23,731
Operating lease liabilities, non-current	10	1,701	948
Deferred tax liabilities	18	153	117
Other non-current liabilities	11	9,055	9,631
Total liabilities		196,757	165,516
Contingencies (Note 20)		—	—

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,
	Note	2024	2025
		US$	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 5,281,820,043 and 10,431,482,973 shares issued, 4,302,538,578 and 9,703,445,043 shares outstanding as of December 31, 2024 and December 31, 2025, respectively)	14	—	1
Class B ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and outstanding as of December 31, 2024 and 2025)	14	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 229,281,465 shares and 366,981,615 shares as of December 31, 2024 and 2025, respectively)	16	(57,055)	(37,172)
Additional paid-in capital		816,363	1,177,057
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(57,456)	(56,653)
Accumulated deficit		(450,490)	(660,757)
Total shareholders’ equity		266,254	437,368
Total liabilities and shareholders’ equity		463,011	602,884

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2023, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the years ended December 31,
	Note	2023	2024	2025
		US$	US$	US$
Revenues
Products revenue		176,898	223,233	413,783
Mining revenue		33,957	44,022	113,236
Other revenues		622	2,069	2,716
Total revenues		211,477	269,324	529,735
Cost of revenues
Product cost		(368,116)	(301,258)	(360,251)
Mining cost		(81,833)	(51,569)	(126,019)
Other cost		(2,308)	(817)	(2,307)
Total cost of revenues		(452,257)	(353,644)	(488,577)
Gross (loss) profit		(240,780)	(84,320)	41,158
Operating expenses:
Research and development expenses		(64,845)	(61,323)	(63,145)
Sales and marketing expenses		(8,175)	(5,708)	(13,585)
General and administrative expenses		(71,249)	(71,691)	(68,066)
Impairment on property, equipment and software	9	(21,126)	(11,303)	(10,167)
Impairment on cryptocurrency	2(i)	(4,706)	—	—
Gain on disposal of property, equipment and software		—	7,215	1,576
Total operating expenses		(170,101)	(142,810)	(153,387)
Loss from operations		(410,881)	(227,130)	(112,229)
Interest income		956	536	266
Interest expense		—	(521)	(1,966)
Change in fair value of cryptocurrency		—	42,427	(11,428)
Change in fair value of financial instruments other than derivatives	15	(10,918)	20,571	(46,584)
Change in fair value of financial derivatives	13	—	17,606	(9,473)
Excess of fair value of convertible preferred shares	15	(59,199)	(50,725)	(28,179)
Foreign exchange gains (losses), net		12,309	14,135	(3,525)
Other income, net		2,240	10,832	5,629
Loss before income tax expense		(465,493)	(172,269)	(207,489)
Income tax benefit (expense)	18	51,340	(77,483)	(2,778)
Net loss		(414,153)	(249,752)	(210,267)
Foreign currency translation adjustment, net of nil tax		(6,966)	(13,577)	803
Total comprehensive loss		(421,119)	(263,329)	(209,464)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	19	2,579,202,596	4,072,386,826	7,042,820,966
— Diluted	19	2,579,202,596	4,072,386,826	7,042,820,966
Net loss per Class A and Class B ordinary share (cent per share)
— Basic	19	(16.06)	(6.13)	(2.99)
— Diluted	19	(16.06)	(6.13)	(2.99)
Share-based compensation expenses were included in:
Cost of revenues		207	312	339
Research and development expenses		9,098	7,289	4,643
Sales and marketing expenses		234	156	246
General and administrative expenses		32,535	23,159	17,571

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2023, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Class A Ordinary		Class B Ordinary							Accumulated	Retained
		shares		shares		Subscription	Treasury stocks		Additional		other	earnings	Total
		Number of		Number of		receivables from	Number of		paid-in	Statutory	comprehensive	(accumulated	shareholders’
	Note	Shares	Amount	Shares	Amount	shareholders	Shares	Amount	capital	reserves	loss	deficit)	equity
Balance as of January 1, 2023		2,184,377,313	—	311,624,444	—	—	308,136,735	(57,055)	492,220	14,892	(36,913)	194,522	607,666
Repurchase of vested employee restricted share units for tax withholding	17	(13,904,625)	—	—	—	—	13,904,625	(2,420)	—	—	—	—	(2,420)
Resale of vested employee restricted share units for tax withholding	17	13,904,625	—	—	—	—	(13,904,625)	2,420	—	—	—	—	2,420
Issuance of ordinary shares in at-the-market offering, net of offering cost	14	493,188,945	—	—	—	—	—	—	65,430	—	—	—	65,430
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	15	354,751,230	—	—	—	—	—	—	53,625	—	—	—	53,625
Issuance of ordinary shares pursuant to share lending arrangement	15	120,000,000	—	—	—	—	—	—	511	—	—	—	511
Share-based compensation expense	17	—	—	—	—	—	—	—	42,074	—	—	—	42,074
Vesting of restricted share units	17	51,031,395	—	—	—	—	(51,031,395)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	—	—	(6,966)	—	(6,966)
Net loss		—	—	—	—	—	—	—	—	—	—	(414,153)	(414,153)
Balance as of December 31, 2023		3,203,348,883	—	311,624,444	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(219,631)	348,187
Cumulative effect of the adoption of ASU 2023-08		—	—	—	—	—	—	—	—	—	—	18,893	18,893
Balance as of January 1, 2024		3,203,348,883	—	311,624,444	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(200,738)	367,080
Repurchase of vested employee restricted share units for tax withholding	17	(8,532,915)	—	—	—	—	8,532,915	(768)	—	—	—	—	(768)
Resale of vested employee restricted share units for tax withholding	17	8,532,915	—	—	—	—	(8,532,915)	768	—	—	—	—	768
Issuance of ordinary shares as a reserve for the at-the-market offering	14	750,000,000	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	15	1,049,543,865	—	—	—	—	—	—	131,351	—	—	—	131,351
Issuance of ordinary shares pursuant to share lending arrangements	15	42,000,000	—	—	—	—	—	—	236	—	—	—	236
Return of ordinary shares under share lending arrangements	15	(42,000,000)	—	—	—	—	42,000,000	—	—	—	—	—	—
Cancel of ordinary shares under share lending arrangements	15	—	—	—	—	—	(20,178,045)	—	—	—	—	—	—
Share-based compensation expense	17	—	—	—	—	—	—	—	30,916	—	—	—	30,916
Vesting of restricted share units	17	49,645,830	—	—	—	—	(49,645,830)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	—	—	(13,577)	—	(13,577)
Net loss		—	—	—	—	—	—	—	—	—	—	(249,752)	(249,752)
Balance as of December 31, 2024		5,052,538,578	—	311,624,444	—	—	229,281,465	(57,055)	816,363	14,892	(57,456)	(450,490)	266,254
Share Repurchase	16	(98,796,195)	—	—	—	—	98,796,195	(4,948)	—	—	—	—	(4,948)
Repurchase of vested employee restricted share units for tax withholding	17	(25,633,335)	—	—	—	—	25,633,335	(1,609)	—	—	—	—	(1,609)
Resale of vested employee restricted share units for tax withholding	17	25,633,335	—	—	—	—	(25,633,335)	1,609	—	—	—	—	1,609
Issuance of ordinary shares for the at-the-market offering, net of offering cost	14	—	—	—	—	—	—	—	49,470	—	—	—	49,470
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	15	4,089,755,775	1	—	—	—	—	—	241,582	—	—	—	241,583
Issuance of ordinary shares pursuant to share lending arrangement	15	105,000,000	—	—	—	—	—	—	944	—	—	—	944
Return of ordinary shares under share lending arrangements	15	(225,000,000)	—	—	—	—	225,000,000	—	—	—	—	—	—
Issuance of ordinary shares pursuant to registered direct offering	14	954,907,155	—	—	—	—	—	—	70,730	—	—	—	70,730
Vesting of restricted share units	17	186,096,045	—	—	—	—	(186,096,045)	24,831	(24,831)	—	—	—	—
Share-based compensation expense	17	—	—	—	—	—	—	—	22,799	—	—	—	22,799
Foreign currency translation		—	—	—	—	—	—	—	—	—	803	—	803
Net loss		—	—	—	—	—	—	—	—	—	—	(210,267)	(210,267)
Balance as of December 31, 2025		10,064,501,358	1	311,624,444	—	—	366,981,615	(37,172)	1,177,057	14,892	(56,653)	(660,757)	437,368

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities
Net loss	(414,153)	(249,752)	(210,267)
Adjustments for:
Revenue recognized on acceptance of cryptocurrency	(58,959)	(90,273)	(152,934)
Cost recognized on payment of cryptocurrency	8,854	9,821	55,941
(Receipt) return of cryptocurrency as customer deposits	(4,922)	5,080	1,720
Change in fair value of cryptocurrency	—	(42,427)	11,428
Change in fair value of financial derivatives	—	(17,606)	9,473
Other income, net	—	5,025	337
Realized loss on sale of cryptocurrency	(6,135)	—	—
Depreciation and amortization of property, equipment and software	59,641	28,257	47,347
Amortization of intangible assets	—	159	212
Foreign exchange (loss) gain	(9,302)	12,020	477
Provision of allowance for doubtful receivables	14	2,982	85
Deferred income tax (benefit) expense	(45,686)	66,150	72
Loss (gain) on disposal of property, equipment and software	18	(7,215)	(1,576)
Share-based compensation expense	42,074	30,916	22,799
Change in fair value of financial instruments other than derivatives	10,918	(20,571)	46,584
Excess of fair value of convertible preferred shares	59,199	50,725	28,179
Reduction in the carrying amount of the operating lease right-of-use assets	2,481	1,910	1,721
Interest of operating lease liabilities	115	90	101
Interest of long-term loan	—	521	628
Impairment loss of cryptocurrency	4,706	—	—
Impairment loss of property, equipment and software	21,126	11,303	10,167
Write-down of inventories	174,838	90,807	14,055
Write-down of prepayments	5,627	9,745	694
Provision for reserve for inventory purchase commitments	9,816	—	3,904
Unrecognized tax benefit	—	6,933	924
Changes in assets and liabilities:
Accounts receivable	(3,011)	97	(17,661)
Inventories	(123,679)	(129,272)	(138,321)
Cryptocurrency	—	(1,761)	—
Prepayments and other current assets	122,471	43,321	(8,082)
Other non-current assets	2,008	3	(3)
Accounts payable	(10,237)	7,222	10,841
Contract liabilities	19,026	4,802	(15,112)
Income tax payable	(3,596)	588	(701)
Accrued liabilities and other current liabilities	6,332	(26,238)	6,775
Other non-current liabilities	9,161	(517)	370
Operating lease liabilities	(2,365)	(2,107)	(1,395)
Net cash used in operating activities	(123,620)	(199,262)	(271,218)
Cash flows from investing activities:
Purchase of property, equipment and software	(3,312)	(19,304)	(24,612)
Proceeds from disposal of property, equipment and software	2,295	8,783	686
Proceeds from sale of cryptocurrency	40,645	71,494	93,077
Purchase of cryptocurrency	—	—	(12,419)
Net cash provided by investing activities	39,628	60,973	56,732

CANAAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2023, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from financing activities:
Payment for repurchase of ordinary shares	—	—	(5,000)
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	65,430	—	49,470
Proceeds from issuance of convertible preferred shares, net of issuance costs	24,575	129,810	99,650
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	—	—	1
Proceeds from borrowings from long-term loan	—	9,937	—
Repayment of long-term loan	—	—	(16,972)
Proceeds from resale of treasury stock	2,420	768	1,609
Repurchase for tax withholdings on vesting of restricted share units	(2,420)	(768)	(1,609)
Proceeds from issuance of ordinary shares pursuant to registered direct offering, net of issuance cost	—	—	70,730
Net cash provided by financing activities	90,005	139,747	197,879
Net increase (decrease) in cash	6,013	1,458	(16,607)
Effect of exchange rate changes on cash	(11,410)	(1,124)	897
Cash at the beginning of year	101,551	96,154	96,488
Cash at the end of year	96,154	96,488	80,778

Supplemental disclosure of cash flow information:
Cash paid for interest	—	370	1,338
Cash paid for income tax	2,876	52	1,437
Supplemental disclosure of non-cash investing and financing activities:
Mining equipment transferred from inventory to property, equipment and software	24,052	38,405	38,038
Issuance of ordinary shares pursuant to share lending arrangement	511	236	944

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale of Bitcoin mining equipment and related components, with sales primarily conducted in the People’s Republic of China (the “PRC”), the United States and Singapore, as well as mining activity mainly in the United States and Ethiopia.

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

The Company believes that accounting estimation of valuation of convertible preferred shares, preferred shares forward contract liability, pre-delivery shares and deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation, and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

The Company assesses the estimated useful lives of its long-lived assets on an ongoing basis. In the first quarter of 2026, the Company revised the useful life of mining equipment, which are included in “Property, equipment and software”, from 1.5 years to 2 years, based on the historical and current use of the mining equipment as well as industry trends and practices. This change in estimated useful life will be accounted for as a change in accounting estimate, prospectively beginning in fiscal year 2026. Based on the carrying amounts of relevant mining equipment as of December 31, 2025, the Company expected the effect of this change in estimate to be a reduction in depreciation expense of approximately US$5,788 for the year ending December 31, 2026.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(d)	Foreign currency

The Company’s reporting currency is United States Dollars (“US$”).The functional currency of Canaan Inc. and its subsidiaries incorporated outside of the PRC is US$, while the functional currency of the PRC entities of the Company is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity by using the exchange rates prevailing at the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured by using the exchange rate at the balance sheet date. The resulting exchange differences are reported in foreign exchange gains (losses) of the consolidated statements of comprehensive loss on a net basis.

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

(e)	Fair value measurements

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

The Company’s financial instruments consist principally of cash, accounts receivable, cryptocurrency deposits and other receivables included in prepayments and other current assets, cryptocurrency receivable, cryptocurrency, non-current financial investments, accounts payable, cryptocurrency deposits and other payables included in accrued liabilities and other current liabilities, convertible preferred shares and long-term loans.

As of December 31, 2024 and 2025, the carrying values of cash, accounts receivable, other receivables, accounts payable and other payables approximated to their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

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

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

				Fair value at
				December
As of December 31, 2024	Level 1	Level 2	Level 3	31, 2024
Prepayments and other current assets (Note 13)	—	253	—	253
Cryptocurrency receivable (Note 13)	—	69,582	—	69,582
Cryptocurrency (Note 7)	61,821	—	—	61,821

Accounts payable (Note 13)	—	(2,595)	—	(2,595)
Accrued liabilities and other current liabilities (Note 13)	—	(7,563)	—	(7,563)
Convertible preferred shares (Note 15)	—	—	(68,113)	(68,113)
Long-term loans (Note 13)	—	(13,999)	—	(13,999)

				Fair value at
				December
As of December 31, 2025	Level 1	Level 2	Level 3	31, 2025
Prepayments and other current assets (Note 13)	—	181	—	181
Cryptocurrency receivable (Note 13)	—	87,832	—	87,832
Cryptocurrency (Note 7)	83,339	—	—	83,339

Accounts payable (Note 13)	—	(2,927)	—	(2,927)
Accrued liabilities and other current liabilities (Note 13)	—	(5,566)	—	(5,566)
Long-term loans (Note 13)	—	(49,711)	—	(49,711)

(f)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,
	2024	2025
US dollar denominated bank deposits with financial institutions in the U.S.	21,932	17,743
Financial institutions in the PRC
RMB denominated bank deposits	13,946	3,689
US dollar denominated bank deposits	2,144	3,186
Others denominated bank deposits	55	77
Subtotal	16,145	6,952
Financial institutions in Singapore
US dollar denominated bank deposits	51,027	52,624
Singapore dollar (SGD) denominated bank deposits	2,970	1,207
RMB denominated bank deposits	6	7
Subtotal	54,003	53,838
Bank deposits with other overseas financial institutions	4,408	2,245
Total	96,488	80,778

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The bank deposits with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore, Malaysia and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD100, Malaysian Ringgit (MYR) 250 and Kahzakhstan Tenge (KZT) 15,000 per bank, respectively. The bank deposits are insured by the government authorities with amounts up to US$3,218 and US$2,831 as of December 31, 2024 and 2025, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, United States and Singapore with acceptable credit rating.

(g)	Accounts receivable

Accounts receivable are presented net of allowance for credit loss. The allowance for credit loss is based upon the amount of losses expected to be incurred in the collection of these accounts. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, including specific accounts, related aging, and on historical collection experience. These allowances reflect management’s estimate of the amounts of receivables that the Company will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Such estimate could require a change based on changing circumstances, including changes in the economy or in the circumstances of individual customers. The Company takes a write-off of the account balances when the Company can demonstrate all means of collection on the outstanding balances have been exhausted. Provision for credit losses, net of recoveries for the period are included in general and administrative expenses in the accompanying consolidation statements of comprehensive loss.

(h)	Inventories

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

(i)	Cryptocurrency

Cryptocurrency is comprised of cryptocurrencies earned as noncash consideration in exchange for providing hash computation services to a mining pool as well as in exchange for the sale of mining equipment which are accounted for in connection with the Company’s revenue recognition policy disclosed in Note 2(q). Cryptocurrency is classified in non-current assets in the consolidated balance sheets, because at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. The Company sells its digital currency on a first-in-first-out basis.

On December 13, 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Effective January 1, 2024, the Company adopted ASU 2023-08, resulting in US$18,893 increase to cryptocurrency and US$18,893 decrease to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2024.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As a result of adopting ASU 2023-08, the Company measures cryptocurrency at fair value as of each reporting period in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active trading platform that the Company normally transacts and has determined is its principal market for Bitcoin (Level 1 inputs), based on all information that is reasonably available. Since bitcoin is traded on a 24-hour period, the Company utilizes the price at the start of day Coordinated Universal Time (00:00:00 UTC), which aligns with the Company’s revenue recognition policy. Gains and losses from the remeasurement of cryptocurrency are included within change in fair value of cryptocurrency in the consolidated statements of comprehensive loss. Gains and losses from the disposition of cryptocurrency are measured as the difference between the sale proceeds and the cost basis of cryptocurrency which is determined on a first-in-first-out basis, and are also included within change in fair value of cryptocurrency in the consolidated statements of comprehensive loss. The Company recorded change in fair value of cryptocurrency of US$42,427 and US$11,428 for the years ended December 31, 2024 and 2025, respectively.

Before adopting ASU 2023-08, the Company accounted for cryptocurrency as intangible asset with indefinite useful lives. Under this model, cryptocurrency was not amortized but assessed for impairment annually, or more frequently if events or changes in circumstances indicate it was more likely than not that the asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company had the option to first perform a qualitative assessment to determine whether it was more likely than not that an impairment exists. If it was determined that it was not more likely than not that an impairment exists, a quantitative impairment test was not necessary. If the Company concluded otherwise, it was required to perform a quantitative impairment test. The Company had elected to bypass the optional qualitative impairment assessment and to track its cryptocurrency activity daily for impairment assessment purposes. The Company performed an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of cryptocurrency on the active trading platform, indicated that it was more likely than not that its cryptocurrencies are impaired. For impairment testing purposes, the lowest intraday trading price of cryptocurrency was identified at the single cryptocurrency level. The excess, if any, of the carrying amount of cryptocurrency and the lowest daily trading price of cryptocurrency represented a recognized impairment loss. To the extent an impairment loss was recognized, the loss established the new cost basis of the asset. Subsequent reversal of previously recorded impairment losses was prohibited. During the year ended December 31, 2023, the Company recorded impairment on cryptocurrency of US$4,706.

The Company accounts for cryptocurrency received as customer deposits and liability to be settled in cryptocurrency at fair value of the underlying cryptocurrency with changes recorded in change in fair value of financial derivatives. As of December 31, 2024 and 2025, cryptocurrency received as customer deposits of US$7,563 and US$5,566 are recorded in accrued liabilities and other current liabilities, respectively. As of December 31, 2024 and 2025, liabilities to be settled for electricity and hosting services in cryptocurrency of US$2,595 and US$2,927 are recorded in accounts payable, respectively.

Cryptocurrency awarded to the Company through its mining activities as well as in exchange for the sale of mining equipment are included as an adjustment to reconcile net loss to cash used in operating activities on the consolidated statements of cash flows. Proceeds from sale of cryptocurrency are included within cash flows from investing activities on the consolidated statements of cash flows. Any realized gains or losses from such sales are recorded in change in fair value of cryptocurrency on the consolidated statements of comprehensive loss. Prior to the adoption of ASU 2023-08, any realized gains or losses from such sales were included in general and administrative expenses on the consolidated statements of comprehensive loss.

(j)	Cryptocurrency receivable

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. For the years ended December 31, 2023, 2024 and 2025, the Company recognized nil, a gain of US$7,215 and US$1,576 from the disposal of the self-used mining equipment, respectively.

Construction in progress represents assets under construction. Construction in progress is transferred to property, equipment and software and depreciation or amortization commences when an asset is ready for its intended use.

(l)	Non-current financial investment

The Company’s non-current financial investment include an equity investment without readily determinable fair value, and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, and is measured and recorded using a measurement alternative that measures the non-current financial investment at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. The carrying values of the Company’s non-current financial investment without readily determinable fair values were US$2,782 and US$2,845 as of December 31, 2024 and 2025. No impairment loss was recognized for the three years ended December 31, 2025.

(m)	Impairment of long-lived assets

For other long-lived assets including property, equipment and software, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from the use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. Key assumptions used to estimate the undiscounted cash flows include the forecast of the Bitcoin prices. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company determined that the carrying value of its mining equipment was not recoverable. As of each relevant measurement date, the fair value of mining equipment is primarily represented by the price market participant would pay to acquire the mining equipment according to the comparable market information that could be reasonably obtained for the same or similar assets, which reflects the highest and best use of mining equipment. During the years ended December 31, 2023, 2024 and 2025, the Company recognized impairment charge of US$21,126, US$11,303 and US$10,167, respectively, which was mainly due to the declined Bitcoin price and increased Bitcoin mining difficulty.

(n)	Contract liabilities

Cash proceeds received from customers before product delivery is recognized as contract liabilities and is recognized as revenues when revenue recognition criteria are met.

The balance of prepayments received from customers as of December 31, 2024 and 2025 was US$24,248 and US$9,317, respectively. The revenue recognized during the years ended December 31, 2023, 2024 and 2025 from the beginning balance of contract liabilities was US$380, US$17,510 and US$22,595, respectively.

(o)	Long-term loans

Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the long-term loans. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs. Long-term loans which will be mature within one year is classified as current portion of long-term loans.

Cryptocurrency borrowings are accounted for as hybrid instruments, with a dollar-denominated debt host contract that contains an embedded derivative. The initial fair value of the embedded derivative is zero and subsequently measured at the fair value, with changes in fair value recognized in change in fair value of financial derivatives.

(p)	Derivatives

The Company may enter into arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of cryptocurrency in the future. Such arrangements are accounted as hybrid instruments, consisting of a receivable or debt host contract that is initially measured at fair value of the underlying cryptocurrency and is subsequently carried at amortized cost, and an embedded forward feature based on the changes in the fair value of the underlying cryptocurrency. The embedded forward feature is bifurcated from the host contract, and is subsequently measured at fair value. The Company presents the embedded derivative instrument together with the host contract.

(q)	Revenue from contracts with customers (ASC 606)

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

The Company recognizes products revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by, shipped to or delivered to the customers.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company offers a standard product warranty of 360 days that the product will operate under normal use. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was US$3,596, US$2,598 and US$6,889 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company earns Bitcoin from mining operation, which is considered noncash and all variable. The fair value of the Bitcoin award earned would generally be determined using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24 hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the related noncash consideration. Revenue is recognized when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, which is the same day that control of the contracted service transfers to the mining pool and is the same day as the contract inception. After every 24-hour contract term, the mining pool transfers the Bitcoin consideration to the Company’s designated Bitcoin currency wallets.

Consideration payable to the customer in the form of mining pool fees, which is incurred only to the extent that the Company has generated consideration, is deducted from the Bitcoin the Company receives and is recorded as contra - revenue, as it does not represent a payment for a distinct good or service.

Other revenues

The Company also generates a small portion of revenue from the leases of mining equipment and maintenance or development services under separate contracts. Revenue is recognized over the period when the related services were rendered to the customers.

(r)	Value-added-tax (“VAT”) recoverable and surcharges

Value added tax recoverable represents amounts paid by the Company for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax), vary from 6% to 12% of the value-added-tax paid depending on the taxpayer’s location.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(s)	Cost of revenues

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

Advertising expense is expensed as incurred and included in sales and marketing expenses. The advertising expenses were US$1,643, US$535 and US$780 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Government grants are recognized when there are reasonable assurances that the Company will comply with the conditions attach to them and the grants are received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in the Company’s consolidated statements of comprehensive loss when the grants are received. Government grants with conditions attached to them are recognized as liabilities when received, and will be released to the consolidated statements of comprehensive loss when the Company is not subject to further obligation or future refunds. The Company received government grants that required the Company to operate in a particular area for a certain period.

US$3,559, US$2,038 and US$603 were recognized in other income, net for the years ended December 31, 2023, 2024, and 2025, respectively. US$9,055 and US$9,261 were recognized in deferred government grant of other non-current liabilities as of December 31, 2024 and 2025, respectively (Note 11).

(x)	Lease arrangement as lessee

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

(y)	Employee social security and welfare benefits

The Company’s subsidiaries participate in government mandated, multiemployer, defined contribution plans, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees in PRC, Singapore, United States and other operation locations. The Company has no further commitments beyond its monthly contribution based on plan-specific criteria.

Most employees of the Company are in the PRC and they are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

Employee social security and welfare benefits included as expenses in the consolidated statements of comprehensive loss amounted to US$9,561, US$8,151 and US$9,075 for the years ended December 31, 2023, 2024 and 2025, respectively.

(z)	Income taxes

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

The Company evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. As of December 31, 2025, the tax years ended December 31, 2021 through 2025 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense. For the years ended December 31, 2024 and 2025, US$1,854 and US$924 of accrued interest was recorded related to the unrecognized tax benefits described in note 18.

(aa)	Share-based compensation

The Company grants restricted shares and share options to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for share-based awards granted with only service conditions, on a straight-line basis, over the vesting period.

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

(ab)	Statutory reserves

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

The Company has made nil appropriations to statutory reserve for the three years ended December 31, 2025.

(ac)	Repurchase of share

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

Comprehensive income (loss) is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive loss of the Company include the foreign currency translation adjustments.

(af)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of comprehensive loss. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment.

Long-lived assets consist of property, equipment and operating lease right-of-use assets. As of December 31, 2025, the long-lived assets of US$28,644, US$6,849, US$5,476 US$865 and US$173 were located or belong to subsidiaries located in the United States, Ethiopia, Malaysia, Singapore and South America, respectively. The remaining long-lived assets were mainly located in PRC. The Company’s revenue segregated by geographic region is disclosed below.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The geographical region of revenue generated is based on the location where the customers based or the services were provided:

	For the Years Ended December 31,
Geographic region	2023	2024	2025
United States of America	28,101	70,986	220,605
Mainland China	115,526	68,165	169,422
Ethiopia	1,337	32,578	71,594
Hong Kong Special Administrative Region	—	—	20,173
Canada	259	6,548	18,117
Singapore	43	5,249	12,220
Malaysia	15,326	10,099	3,355
Ireland	1	2	2,824
Netherland	2	6,083	2,508
Georgia	—	2,094	2,096
The United Arab Emirates	343	41,450	1,981
Kazakhstan	24,571	7,747	1,639
Brazil	7	34	1,093
Other countries or regions	25,961	18,289	2,108
Total	211,477	269,324	529,735

(ag)	Recently issued accounting pronouncements
i.	New and amended standards adopted by the Company:

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by jurisdictions when quantitative thresholds are met. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025, prospectively. See Note 18 for further information.

ii.	New and amended standards not yet adopted by the Company:

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the financial statements, disclosures of disaggregation of certain costs and expenses specified in the updated guidance. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those annual reporting years. If the practical expedient is elected, the amendments should be applied prospectively. Early adoption is permitted. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The amendments in this update establish authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. This update is effective for annual periods beginning after December 15, 2028, including interim periods within those annual reporting years, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

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

As of December 31, 2024 and 2025, accounts receivable were US$1,514, and US$19,290, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2024	2025
Customer A	—	44%
Customer B	—	23%
Customer C	—	20%
Customer D	—	13%
Customer G	100%	—

Customers which contributed more than 10% of total revenues are as below:

	For the Years Ended December 31,
	2023	2024	2025
Customer A	*	*	20%
Customer E	14%	11%	13%
Customer F	*	11%	* %
*	Less than 10%
(b)	Supplier concentration

For the year ended December 31, 2023, the Company’s purchases substantially all its integrated circuits from two suppliers.

For the year ended December 31, 2024, the Company’s purchases substantially all its integrated circuits from one supplier.

For the year ended December 31, 2025, the Company’s purchases substantially all its integrated circuits from two suppliers.

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

4.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2024	2025
Accounts receivable	2,607	19,382
Less: allowance for doubtful accounts	(1,093)	(92)
Total	1,514	19,290

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2023	2024	2025
Balance at the beginning of the year	—	14	1,093
Additions charged to bad debt expense	14	1,386	85
Write-off of bad debt allowance	—	(307)	(1,086)
Balance at the end of the year	14	1,093	92

5.	Inventories

Inventories consist of the following:

	As of December 31,
	2024	2025
Raw materials	56,524	99,769
Work in process	5,566	23,543
Finished goods	32,530	57,504
Total	94,620	180,816

During the years ended December 31, 2023, 2024 and 2025, the Company recognized inventories write-down of US$174,838, US$90,807 and US$14,055 in cost of revenues, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

6.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
VAT recoverable and refund	62,620	57,828
Prepayments to vendors (Note a)	18,848	33,997
Deferred charges	3,808	2,724
Deposits	2,150	2,145
Others (Note b, c)	3,448	3,013
Total	90,874	99,707

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) of finished goods is less than its carrying amount. For the years ended December 31, 2023, 2024 and 2025, the Company recorded write-downs of US$5,627, US$9,745 and US$694 for the prepayment to third-party suppliers in cost of revenues, respectively.

Note b: During the years ended December 31, 2023, 2024 and 2025, the Company recorded provision of allowance for other receivables of US$0.3, US$1,596 and nil, respectively.

Note c: In 2025, the Company determined to dispose property and equipment related to edge computing application. As of December 31, 2025, US$464 of relevant property and equipment that were not handed over to the buyer met the criteria to be classified as held for sale, which are recorded in other current assets of the Company’s consolidated balance sheets.

7.	Cryptocurrency

Cryptocurrency consists of the following:

	As of December 31, 2024			As of December 31, 2025
(in thousands, except for quantity)	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value
Bitcoin	642	42,003	61,138	813	74,143	71,431
ETH	3	5	10	3,951	16,249	11,780
USDT	672,677	674	673	127,138	127	128
Total Cryptocurrency		42,682	61,821	—	90,519	83,339

Note: The cost basis of cryptocurrency represents the fair value of cryptocurrency at the time when the cryptocurrency is earned. The Company has adopted an accounting policy to aggregate individual contracts with individual terms less than 24 hours within each intraday period and apply a consistent valuation point, the start of day Coordinated Universal Time (00:00:00 UTC), to value the Bitcoin earned.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Additional information about cryptocurrency consists of the following:

	For the years ended December 31,
	2024	2025
Beginning balance	28,342	61,821
Cumulative effect of the adoption of ASU 2023-08	18,893	—
Revenue recognized on acceptance of cryptocurrency*	90,273	152,934
Cryptocurrency received under long-term loans agreements*	14,015	44,494
Purchase of cryptocurrencies	1,761	12,419
Cryptocurrency received as customer deposits*	5,481	6,893
Return of cryptocurrency as prepayment*	—	3,309
Cryptocurrency received from disposal of property, equipment and software*	—	1,453
Pledged and derecognized cryptocurrency under long-term loans agreements*	(38,561)	(65,283)
Return of pledged cryptocurrency under long-term loans agreements*	—	34,514
Cryptocurrency prepaid for professional services	(1,761)	—
Cryptocurrency transferred (to) from fixed term financial product*	(6,534)	26
Return of cryptocurrency as customer deposits*	(10,561)	(8,613)
Cost of revenues recognized on payment of cryptocurrency*	(9,821)	(55,941)
Proceeds from sale of cryptocurrency**	(71,494)	(93,077)
Cryptocurrency prepaid as deposits*	(639)	(182)
Change in fair value of cryptocurrency	42,427	(11,428)
Ending balance	61,821	83,339

*represents non-cash investing or financing activities.

**The cumulative realized gain on the sale of cryptocurrency were US$42,206 and US$9,825 for the years ended December 31, 2024 and 2025, respectively.

8.	Cryptocurrency receivable

Cryptocurrency receivable consist of the following:

	As of December 31, 2024		As of December 31, 2025
(in thousands, except for quantity)	Quantity	Fair Value	Quantity	Fair Value
Bitcoins transferred to fixed term financial product (Note a)	100	9,553	100	8,783
Bitcoins prepaid for professional services	30	2,859	—	—
Bitcoin pledged for current portion of long-term loans (Note 12)	400	38,113	500	43,916
Cryptocurrency receivable, current		50,525		52,699

Bitcoin pledged for loan-term loans (Note 12)	200	19,057	400	35,133
Cryptocurrency receivable, non-current		19,057		35,133

Note a: On September 27, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with an annual percentage rate of return (the “APR”) of 1.5% for 30 calendar days. On December 23, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with a minimum annual return of 1% for one year and the Company extended for another one year in December 2025.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

9.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,
	2024	2025
Cost:
Mining equipment	80,965	126,691
Computers and electronic equipment	11,948	14,218
Leasehold improvements	5,051	5,217
Mechanical equipment	112	115
Software	3,688	3,871
Construction in progress	9,980	4,369
Motor vehicles	242	244
Land	120	120
Total cost	112,106	154,845
Less: Accumulated depreciation and amortization	(71,943)	(110,817)
Property, equipment and software, net	40,163	44,028

Depreciation and amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 are summarized as follows:

	For the Years Ended December 31,
	2023	2024	2025
Cost of revenues	54,478	22,941	43,000
Research and development expenses	400	1,906	1,917
Sales and marketing expenses	36	5	4
General and administrative expenses	4,727	3,405	2,426
Total	59,641	28,257	47,347

10.	Leases

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

(a)	The components of lease expenses were as follows:

	For the Years Ended December 31,
	2023	2024	2025
Lease cost:
Reduction in the carrying amount of ROU assets	2,481	1,910	1,721
Interest of operating lease liabilities	115	90	101
Expenses for short-term lease within 12 months	417	563	573
Total lease cost	3,013	2,563	2,395

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Supplemental cash flow information related to leases was as follows:

	For the Years Ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	2,356	2,289	1,463
Operating lease right-of-use assets obtained in exchange for lease obligations:
Operating leases	2,358	3,889	1,725
Operating lease liability settled through termination of lease:
Operating leases	2,301	144	705

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2024	2025
Weighted-average remaining lease term
Operating leases	1.2 year	2.2 year	1.9 year
Weighted-average discount rate
Operating leases	4.55% per annum	3.94% per annum	3.69% per annum

(d)	Maturities of operating lease liabilities were as follows:

Years Ending December 31,	As of December 31, 2025
2026	1,768
2027	828
2028	141
Total undiscounted lease payments	2,737
Less: imputed interest	(83)
Present value of lease liabilities	2,654

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

11.	Accrued liabilities and other liabilities

	As of December 31,
	2024	2025
Accrued liabilities and other current liabilities
Salary and welfare payable	16,717	22,999
Other tax payables	600	6,240
Customer deposits	12,865	5,566
Warranty reserve (Note b)	582	4,146
Provision for reserve for inventory purchase commitments (Note a)	—	3,904
Professional services payable	5,978	3,740
Customer refund	3,682	3,738
VAT received from customers related to contract liabilities	1,251	490
Others	1,731	3,725
Total	43,406	54,548
Other non-current liabilities
Deferred government grant	9,055	9,261
Others	—	370
Total	9,055	9,631

Note a: The Company entered into several contracts to purchase foundry service. These contracts represent firm purchase commitments which are evaluated for potential losses. As of December 31, 2024 and 2025, the Company’s purchase obligation to third-party suppliers for foundry service was US$97,709 and US$136,134, respectively.

In connection with the preparation of the Company’s consolidated financial statements, the Company assessed the loss contingency under the foundry service contracts taking into account the estimated selling price of mining equipment. The provision was determined by applying a methodology similar to that used in the lower of cost or net realizable value with respect to inventory, using estimates of the costs to convert raw materials into final products in order to determine net realizable value. For the years ended December 31, 2023, 2024 and 2025, a provision of US$9,816, nil and US$3,904 has been recognized in cost of revenues for the Company’s inventory purchase commitments under foundry service contracts as a result of the decline in the estimated selling price of mining equipment based on the most recent subsequent selling price.

Note b: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of provision for warranty is as follows:

	For the year ended December 31,
	2024	2025
Accrued warranty—beginning of year	878	582
Accrual for warranties issued during the year	2,598	6,889
Warranty claims paid	(2,512)	(3,172)
Warranty expired	(878)	(224)
Foreign currency translation adjustment	496	71
Accrued warranty—end of year	582	4,146

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

12.	Long term loans

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

Pursuant to the Agreements 1, in June 2024, the Company pledged 330 Bitcoins as collateral to the Lender 1 with a fair value of US$21,041 at closing and obtained a loan with principal amount of 14,308,156 USDT. The net proceeds received in June 2024, after deducting issuance cost of 178,615 USDT, were 11,252,124 USDT (with a fair value of US$11,248). The issuance costs are reported as a direct deduction from the principal of the associated loan. The remaining net proceeds of 2,769,869 USDT (with a fair value of US$2,767), after deducting issuance cost of 107,548 USDT, were subsequently received in July 2024. For the years ended December 31, 2024 and 2025, the Company was not required to add additional Bitcoins as collateral. In December 2025, the Company repaid the loan principal of US$8,931 and received 200 Bitcoins pledged as collateral. In January 2026, the Company repaid the remaining loan principle and received the remaining 130 Bitcoins pledged as collateral.

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

Pursuant to the Agreement 2, in June 2024, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$12,370 at closing and obtained a loan in amount of US$8,041. The net proceeds received in June 2024, after deducting issuance costs of US$121, were US$7,920. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the years ended December 31, 2024 and 2025, the Company was not required to add additional Bitcoins as collateral. In December 2025, the Company repay the loan principal of US$8,041 and received 200 Bitcoins pledged as collateral.

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

Pursuant to the Agreement 3, in August 2024, the Company pledged 70 Bitcoins as collateral to the Lender 3 with a fair value of US$4,117 at closing and obtained a loan in amount of US$2,058. The net proceeds received in August 2024, after deducting issuance costs of US$41, were US$2,017. The issuance costs are reported as a direct deduction from the principal of the associated loan. For the years ended December 31, 2024 and 2025, the Company was not required to add additional Bitcoins as collateral.

On January 22, 2025, the Company, through a wholly - owned subsidiary, entered into additional loan agreement pursuant to the Agreement 1 (the “Agreements 1.1”) with the Lender 1 under the Agreement 1. Pursuant to the Agreements 1.1, the Lender 1 will provide loans in tranches in USDT with a term of 18 - month and an interest rate of 2.5% per annum. The Agreements 1.1 also require the Company to transfer 300 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Pursuant to the Agreements 1.1, in January 2025, the Company pledged 300 Bitcoins as collateral to the Lender 1 with a fair value of US$31,099 at closing and obtained a loan with principal amount of 21,165,052 USDT. The net proceeds received in January 2025, after deducting issuance cost of 423,301 USDT, were 20,741,751 USDT (with a fair value of US$20,742). The issuance costs are reported as a direct deduction from the principal of the associated loan. For the year ended December 31, 2025, the Company was not required to add additional Bitcoins as collateral.

On December 19, 2025, the Company, entered into an additional loan agreement pursuant to the Agreement 1 (the “Agreements 1.2”) through a wholly-owned subsidiary and a Master Loan Agreement (the “Agreement 4”) through another wholly-owned subsidiary with the Lender 1. Pursuant to the Agreement 1.2 and Agreement 4, the Lender 1 will provide loans in tranches in USDT with a term of 18 - month and an interest rate of 2.5% per annum. The Agreement 1.2 and Agreements 4 each require the Company to transfer 200 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 1.2 and Agreements 4, in December 2025, the Company pledged 400 Bitcoins as collateral to the Lender 1 with a fair value of US$34,184 at closing and obtained a loan with principal amount of 24,244,102 USDT. The net proceeds received in December 2025, after deducting issuance cost of 484,882 USDT, were 23,759,220 USDT (with a fair value of US$23,752). The issuance costs are reported as a direct deduction from the principal of the associated loan. For the year ended December 31, 2025, the Company was not required to add additional Bitcoins as collateral.

As of December 31, 2025, US$28,515 from Agreement 1.1 and Agreement 3 were classified as current portion of the long-term loans. Interest expense pertaining to the above loans amounted to US$521 and US$1,966 was recorded for the years ended December 31, 2024 and 2025, respectively.

13.	Derivatives

During the years presented, the Company’s derivatives were all embedded forward contracts to receive or deliver a fixed amount of cryptocurrency in the future.

Impact of derivatives on the Consolidated Balance Sheets

The following table summarizes the balance sheet impact of derivative instruments outstanding as of December 31, 2025 and December 31, 2024 as measured in U.S. dollar equivalents, none of which were designated as hedging instruments at December 31, 2024 and 2025:

		Derivative
Consolidated Balance Sheets Location	Notional	Fair Value	Total
December 31, 2025
Prepayments and other current assets (1)	182	(1)	181
Cryptocurrency receivable	83,743	4,089	87,832
Accounts payable (1)	2,926	1	2,927
Accrued liabilities and other current liabilities (1)	6,893	(1,327)	5,566
Long-term loans (1)	49,760	(49)	49,711
December 31, 2024
Prepayments and other current assets (1)	92	161	253
Cryptocurrency receivable	46,856	22,726	69,582
Accounts payable (1)	2,528	67	2,595
Accrued liabilities and other current liabilities (1)	5,995	1,568	7,563
Long-term loans (1)	14,015	(16)	13,999
(1)	Represents the portion of the Consolidated Balance Sheet line item that is denominated in cryptocurrency.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Impact of derivatives on the Consolidated Statements of Comprehensive Loss

Change in fair value of derivative instruments recorded in the Consolidated Statements of Comprehensive Loss were as follows:

	For the year ended
	December 31,
	2024	2025
Prepayments and other current assets	140	(161)
Cryptocurrency receivable	22,726	(9,184)
Accounts Payable	(629)	(442)
Accrued liabilities and other current liabilities	(4,647)	277
Long-term loans	16	37
Total	17,606	(9,473)

The Company’s derivative assets and liabilities measured and recorded at fair value on a recurring basis are classified within Level 2 of the fair value hierarchy. The Company has valued all Level 2 assets and liabilities based on quoted market prices for the underlying cryptocurrency.

14.	Ordinary shares

The Company’s authorized share capital is designated into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to fifteen votes. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A ordinary shares voting as a separate class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares under certain circumstances, including any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder. The issued and outstanding Class B ordinary shares were held by the Chairman and CEO of the Company. As of December 31, 2025, all of the 366,981,615 treasury stocks are Class A ordinary shares.

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

On December 23, 2024, the Company entered into an At-the-market offering agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”). The Company issued 50,000,000 ADSs (750,000,000 Class A Ordinary Shares) to its share depositary bank as a reserve in relation to the 2024 ATM Agreement. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purpose, and therefore, have been excluded from the computation of net earnings (loss) per ordinary share for accounting purposes. For the year ended December 31, 2024, no ADS was utilized under the 2024 ATM Agreement. For the year ended December 31, 2025, the Company issued 21,088,579 ADSs (316,328,685 Class A Ordinary shares) with net proceeds of US$42,222. The Company terminated the 2024 ATM Agreement in October 2025.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On October 24, 2025, the Company entered into an At-the-market offering agreement (the “2025 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, B. Riley Securities Inc. (“B. Riley”) and CLSA Limited as sales agents (the “sales agents”), pursuant to which the Company may issue up to US$270,000 of the ADSs. The remaining ADSs as the reserve in relation to the 2024 ATM Agreement could be used as a reserve in relation to the 2025 ATM Agreement. For the year ended December 31, 2025, the Company issued 4,841,000 ADSs (72,615,000 Class A Ordinary shares) with net proceeds of US$7,248.

Registered Direct Offering

On November 3, 2025, the Company issued 63,660,477 ADSs (954,907,155 Class A ordinary shares) at price of US$1.13 per ADS to certain institutional investors, with net proceeds of US$70,730 after deducting issuance costs.

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

For the year ended December 31, 2025, all of 50,000 Preferred Shares issued pursuant to the Third Tranche were converted to 85,328,477 outstanding ADSs (1,279,927,155 Class A ordinary shares) at the conversion prices from $0.56 to $0.69, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion. The fair value of the Third Tranche upon the conversion dates was US$93,162 and the change in fair value of the Third Tranche was US$25,049, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2025.

In connection with all of the Third Tranche conversion, 8,000,000 ADSs (representing 120,000,000 Class A ordinary shares) of the Pre-Delivery Shares were returned to the Company in December 2025.

The movement of Preferred Shares and Forward Contract Liability for the years ended December 31, 2024 and 2025 consist of the following:

	Forward
	Contract	Second	Third
	Liabilities	Tranche	Tranche
Beginning balance as of January 1, 2024	40,344	—	—
Fair value upon issuance	—	50,000	78,272
Converted from forward contract liabilities	—	18,496	—
Change in fair value	(21,848)	19,658	(10,159)
Conversion to second tranche	(18,496)	—	—
Conversion to outstanding ADSs	—	(88,154)	—
Ending balance as of December 31, 2024	—	—	68,113
Change in fair value	—	—	25,049
Conversion to outstanding ADSs	—	—	(93,162)
Ending balance as of December 31, 2025	—	—	—

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
	December 11, 2023	December 21, 2023
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.98%	4.69%-4.81%
Volatility	100.55%	96.00%-103.81%
Expected bond yield	7.83%	7.37%-7.48%

	Fair Value of Second Tranche
		January 26, 2024 to
	January 22, 2024	September 13, 2024
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.77%	4.09%-5.00%
Volatility	96.44%	83.26%-110.00%
Expected bond yield	9.35%	7.68%-11.06%

	Fair Value of Third Tranche
		December 31, 2024 to
	September 27, 2024	October 3, 2025
	(issuance date)	(remeasurement dates)
Risk Free Rate	3.93%	4.03%-4.37%
Volatility	100.65%	76.00%-146.35%
Expected bond yield	11.70%	8.62%-12.01%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of First Tranche, Second Tranche, Third Tranche and Forward Contract Liability.

2024 Series A-1 Convertible Preferred Shares

On November 19, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 30,000 Series A-1 Convertible Preferred Shares (the “2024 Series A-1 Preferred Shares”) at the price of US$1,000 for each Preferred Share.

The rights, preferences and privileges of the 2024 Series A-1 Convertible Preferred Shares are as follows:

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

On November 25, 2024, the Company closed the 2024 Series A-1 Preferred Shares financing and issued 30,000 Series A-1 Preferred Shares to the Buyer with total net proceeds of US$29,975. The fair value of the Series A-1 Preferred Shares (US$52,027) upon issuance date exceeded the net proceeds from the financing (US$29,975) by US$22,052, which was recognized as the excess of fair value of Convertible Preferred Shares financing for the year ended December 31, 2024.

For the year ended December 31, 2024, all of 30,000 2024 Series A-1 Preferred Shares were converted to 20,541,486 outstanding ADSs (308,122,290 Class A ordinary shares), at the conversion price from US$1.40 to US$1.65, which are the lower of US$4.00 and 92.5% of the lowest daily average market price over 5 days before conversion. The fair value of the Series A-1 Preferred Shares upon the conversion dates was US$43,804 and the change in fair value of the Series A-1 Preferred Shares was US$8,222, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2024.

2025 Series A-1 Convertible Preferred Shares

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (“Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the “2025 Series A-1 Preferred Shares”) at the price of US$1,000 for each Preferred Share in two tranches. On the closing date of the first tranche, in connection with the issuance of the Preferred Shares, the Company also should deliver 7,000,000 ADSs (105,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer, and the Buyer shall pay the Company US$0.00000075 for each of the ADSs (the “Pre-Delivery Shares”).

The rights, preferences and privileges of the 2025 Series A-1 Convertible Preferred Shares are as follows:

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

On March 10, 2025, the Company closed the first tranche of the 2025 Series A-1 Preferred Shares financing and issued 100,000 Preferred Shares and 105,000,000 Pre-Delivery Shares to the Buyer, raising a total net proceeds of US$99,650. Effective April 30, 2025, the Company and the Buyer have mutually agreed to terminate the agreement with respect to the second tranche.

The fair value of the first tranche of the 2025 Series A-1 Preferred Shares (US$126,885) and Pre-Delivery Shares (US$944) upon issuance date exceeded the net proceeds from the financing (US$99,650) by US$28,179, which was recognized as the excess of fair value of convertible preferred shares for the year ended December 31, 2025.

For the year ended December 31, 2025, all of 100,000 2025 Series A-1 Preferred Shares were converted to 187,321,908 outstanding ADSs (2,809,828,620 Class A ordinary shares) at the conversion prices from $0.50 to $0.93, which are the lower of US$4.00 and 92.5% of the lowest daily average market price over 5 days before conversion. The fair value of the first tranche of the 2025 Series A-1 Preferred Shares upon the conversion dates was US$148,420 and the change in fair value of the first tranche of the 2025 Series A-1 Preferred Shares was US$21,535, which was recognized as the changes in fair value of financial instruments other than derivatives for the year ended December 31, 2025.

In connection with all of the 2025 Series A-1 Preferred Shares conversion, 7,000,000 ADSs (representing 105,000,000 Class A ordinary shares) of the Pre-Delivery Shares were returned to the Company in December 2025.

The movement of 2024 and 2025 Series A-1 Preferred Shares for the year ended December 31, 2024 and 2025 consist of the following:

2024 Series A-1 Preferred Shares
Beginning balance as of January 1, 2024	—
Fair value upon issuance	52,027
Change in fair value	(8,222)
Conversion to outstanding ADSs	(43,805)
Ending balance as of December 31, 2024	—

The first tranche of
the 2025 Series A-1 Preferred Shares
Beginning balance as of January 1, 2025	—
Fair value upon issuance	126,885
Change in fair value	21,535
Conversion to outstanding ADSs	(148,420)
Ending balance as of December 31, 2025	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company estimates the fair value of 2024 Series A-1 Preferred Shares and the first tranche of the 2025 Series A-1 Preferred Shares using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of 2024 Series A-1 Preferred Shares
		November 26, 2024
	November 25, 2024	to December 5, 2024
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.44%	4.33%-4.46%
Volatility	105.37%	105.21%-105.69%
Expected bond yield	12.39%	12.28%-12.36%

	Fair Value of the first tranche of
	the 2025 Series A-1 Preferred Shares
		March 13, 2025
	March 10, 2025	to July 16, 2025
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.06%	3.81%-4.19%
Volatility	92.09%	85.96%-96.33%
Expected bond yield	11.76%	10.63%-11.74%

The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair value of 2024 and 2025 Series A-1 Preferred Shares.

16.	Repurchase of shares

On May 27, 2025, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$30 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next six months starting from May 27, 2025 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. On December 17, 2025, the Board of Directors approved the renewal of the share repurchase program over a 12 months period beginning December 12, 2025. During the year ended December 31, 2025, 6,586,413 outstanding ADSs (representing 98,796,195 Class A ordinary shares) were repurchased.

17.	Share-based compensation

In April 2018, the Company established a trust to hold 51,624,000 of the Company’s issued Class A ordinary shares. These ordinary shares were contributed by the Co-Founders and employees and held in a trust (the “Trust”) for the benefit of the employees who are under the 2018 Equity Incentive Plan.

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

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(a)	Restricted share units

The following table summarizes the RSUs activity for the years ended December 31, 2023, 2024 and 2025:

	Number of	Weighted average
	shares	grant date fair value
		US$
Outstanding as of December 31, 2022	123,791,055	0.60
Granted	102,323,925	0.15
Forfeited	(28,129,155)	0.29
Vested	(51,031,395)	0.60
Outstanding as of December 31, 2023	146,954,430	0.35
Granted	494,060,175	0.10
Forfeited	(21,423,390)	0.22
Vested	(49,645,830)	0.61
Outstanding as of December 31, 2024	569,945,385	0.12
Granted	229,907,010	0.07
Forfeited	(62,462,055)	0.07
Vested	(186,096,045)	0.16
Outstanding as of December 31, 2025	551,294,295	0.09

In 2025, the Company granted 229,907,010 RSUs to the Company’s employees under the Amended 2018 Plan. The Company used closing price of ordinary share to determine the fair value of the RSUs. Compensation expense related to RSUs with service conditions is recognized over the requisite service period, which is generally the vesting term of up to five years. The vesting shares came from those treasury stocks already held by the Company. The total fair value of RSUs vested during the years ended December 31, 2023, 2024 and 2025 was US$30,812, US$16,415 and US$28,977, respectively. The aggregate fair value of the unvested RSUs as of December 31, 2025 was US$53,561.

As of December 31, 2025, there was US$48,664 unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted-average period of 38 months.

(b)	Share options

The following table summarizes the share options for the years ended December 31, 2023, 2024 and 2025:

		Weighted-Average	Weighted
		per Share	Average
	Number of	Exercise	Remaining	Aggregate
	shares	Price	Contractual Term	Intrinsic Value
		US$	Years	US$
Outstanding as of December 31, 2022	114,000,000	0.76	8.12	—
Granted	30,000,000	0.40	—	—
Outstanding as of December 31, 2023	144,000,000	0.69	7.53	—
Cancelled	(84,000,000)	0.81	—	—
Outstanding as of December 31, 2024	60,000,000	0.50	7.02	—
Outstanding at of December 31, 2025	60,000,000	0.50	6.04	—
Vested as of December 31, 2025	60,000,000	0.50	6.04	—
Exercisable as of December 31, 2025	60,000,000	0.50	6.04	—

The aggregate intrinsic value as of December 31, 2025 in the table above is zero as the fair value of the Company’s ordinary share on December 31, 2025 is lower than the exercise price.

As of December 31, 2025, there was no unrecognized compensation expense related to share options.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The assumptions used to estimate the fair value of the share options granted were as follows:

For the Year Ended December 31,
2023
Risk-free rate of return (1)	3.85% to 3.92%
Dividend yield (2)	0%
Expected volatility (3)	124.86%
Expected term (4)	10 years
Exercise multiple (5)	2.80
Fair value of ordinary share	US$0.12 per ordinary share
1)	The risk-free rate of return was estimated based on the yield of US Strip Bond with a maturity life equal to the remaining maturity life of the Company’s options as of the valuation date.
2)	Dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.
3)	The expected volatility was estimated based on the historical volatility of comparable peer public companies and the Company with a time horizon close to the contract life of the Company’s options.
4)	Expected term is the contract life of the option.
5)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics by making reference to a widely-accepted academic research publication.
18.	Income Taxes
(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Singapore

The Company’s subsidiaries incorporated in Singapore are subject to profits or income tax rate of 17.0%, on their estimated assessable profits for the years ended December 31, 2023, 2024 and 2025. Dividends income received from subsidiaries in mainland China are not subject to Singapore profits or income tax.

(c)	Hong Kong

The Company’s subsidiary incorporated in Hong Kong is subject to profits or income tax at a rate of 8.25% on the first HKD 2 million of assessable profits and 16.5% on the remainder, on its estimated assessable profits for the years ended December 31, 2023, 2024 and 2025. Dividends income received from subsidiaries in mainland China are not subject to Hong Kong profits or income tax.

(d)	United States

The Company’s subsidiaries incorporated in United States are subject to U.S. federal income tax rate of 21.0% and state income tax rates ranging from 3.5% to 8.84% for the years ended December 31, 2023, 2024 and 2025. Dividends income received from subsidiaries in mainland China are not subject to United States profits or income tax.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(e)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

Canaan Creative Co., Ltd. (“Canaan Creative”) obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2019. Therefore, Canaan Creative is eligible to enjoy a preferential tax rate of 15% from 2019 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In October 2022 and 2025, Canaan Creative received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from 2022 to 2024, and from 2025 to 2028, respectively.

Canaan Creative (SH) Co., Ltd. (“Canaan Creative (SH)”) obtained its HNTE certificate with a valid period of three years in 2022 and 2025. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024, and from 2025 to 2028, respectively, to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. In addition, in accordance with Caishui (2016) No. 49 issued by the Stated Tax Bureau on May 4, 2016, Canaan Creative (SH) is qualified as an as an integrated circuit enterprise and enjoying a 5-year tax holiday (two-year full exemption followed by three-year half reduction) beginning from 2022 after utilizing all prior years tax losses. Therefore, Canaan Creative (SH) is eligible to enjoy a preferential tax rate of 0% from 2022 to 2023 and 12.5% from 2024 to 2026.

The Company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

(f)	PRC Withholding Income Tax on Dividends

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

Loss before income tax expense consisted of:

	For the Years Ended December 31,
	2023	2024	2025
Mainland China	(251,871)	(55,016)	(5,557)
United States of America	(79,753)	(22,303)	(51,981)
Cayman	(69,376)	(48,026)	(77,880)
Singapore	(8,970)	(60,646)	(63,800)
Others	(55,523)	13,722	(8,271)
Total	(465,493)	(172,269)	(207,489)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The Company’s subsidiaries incorporated in Mainland China act as the Company’s primary business operation center. Therefore, the Company uses the income tax rate of Mainland China as applicable statutory income tax rate. For the years ended December 31, 2023 and 2024, a reconciliation between the effective income tax and the PRC statutory income tax is as follows:

	For the Years Ended December 31,
	2023	2024
PRC statutory income tax rates	(25.0)%	(25.0)%
Permanent book-tax difference	(1.9)%	(4.0)%
Share-based compensation	1.0%	3.5%
Super deduction of R&D expense	(2.9)%	(7.8)%
Others	0.0%	0.3%
Different tax rates in other jurisdictions	7.8%	5.6%
Effect of tax holiday	4.7%	8.8%
Change in valuation allowance	3.4%	55.6%
Unrecognized tax benefit	—	4.0%
Total	(11.0)%	45.0%
Effects of tax holidays entitled by the PRC subsidiaries	21,998	15,126
Effects of tax holidays entitled by the PRC subsidiaries on basic loss per Class A and Class B ordinary share (US$ cent per share)	0.85	0.37

For the year ended December 31, 2025, a reconciliation between the actual income tax expense and the PRC statutory income tax expense per the requirements of ASU 2023-09 is as follows:

	For the Years Ended December 31,
	2025
	Amount	Percent
PRC statutory income tax rates	(51,872)	(25.0)%
Permanent book-tax difference	(13,581)	(6.5)%
Share-based compensation	2,999	1.5%
Super deduction of R&D expense	(11,169)	(5.4)%
Change in fair value of cryptocurrency and cryptocurrency receivable	(4,560)	(2.2)%
Others	(851)	(0.4)%
Foreign tax effects:	21,537	10.4%
Cayman
Tax rate differential	19,470	9.4%
United States of America
Tax rate differential	2,070	1.0%
Singapore
Non-taxable income	(1,636)	(0.8)%
Tax rate differential	1,453	0.7%
Others	180	0.1%
Effect of tax holiday	4,023	1.9%
Change in valuation allowance	41,747	20.1%
Unrecognized tax benefit	924	0.4%
Total	2,778	1.3%
Effects of tax holidays entitled by the PRC subsidiaries	4,023	—
Effects of tax holidays entitled by the PRC subsidiaries on basic loss per Class A and Class B ordinary share (US$ cent per share)	0.06	—

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Composition of income tax expense (benefit)

The current and deferred portions of income tax expense (benefit) included in the consolidated statements of comprehensive loss are as follows:

	For the Years Ended December 31,
	2023	2024	2025
Current
Mainland China	(4,341)	7,853	1,375
Singapore	(3,953)	1,056	1,235
Hong Kong	2,138	883	56
United States of America	468	1,530	53
Others	34	11	(13)
Total Current income tax (benefit) expense	(5,654)	11,333	2,706
Deferred
Mainland China	(26,637)	39,623	72
United States of America	—	—	—
Singapore	(13,365)	16,108	—
Hong Kong	(5,684)	10,419	—
Others	—	—	—
Total deferred income tax (benefit) expense	(45,686)	66,150	72
Income tax (benefit) expense	(51,340)	77,483	2,778

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
Deferred tax assets
Tax losses carried forward	107,412	147,523
Write-down of inventories	13,134	13,530
Property, equipment and software	5,078	4,142
Share-based compensation	4,149	3,959
Allowance for doubtful accounts	769	789
Warranty reserve	(14)	701
Cryptocurrency and cryptocurrency receivables	—	532
Operating lease right-of-use assets	335	356
Total gross deferred tax assets	130,863	171,532
Less: Valuation allowance	(125,678)	(170,985)
Deferred tax assets, net of valuation allowance	5,185	547

Deferred tax liabilities
Operating lease liabilities	(335)	(356)
Intangible assets	(153)	(117)
Cryptocurrency and cryptocurrency receivables	(4,555)	—
Total gross deferred tax liabilities	(5,043)	(473)

Net deferred tax assets	295	191
Net deferred tax liabilities	(153)	(117)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

As of December 31, 2024 and 2025, the Company had tax loss carry-forwards of approximately US$645,876 and US$1,064,971 which arose from its PRC and offshore subsidiaries. Most of the PRC subsidiaries are qualified as HNTE or technology small and medium enterprise (“SMEs”), the carryforwards period for net operating losses under the EIT Law is changed from five years to ten years. The net operating loss carryforwards by the PRC mainland companies will expire in varying amounts between 2027 and 2036 as follows.

Expiration year	US$
2027	13
2028	38
2029	1,589
2030	1,978
2031	2,098
2032	—
2033	—
2034	194,172
2035	149,979
2036	57,492

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

As of December 31, 2024 and 2025, valuation allowances of US$125,678 and US$170,985 were provided because it was more likely than not that the Company will not be able to utilize certain tax loss carry-forwards and other deferred tax assets generated by its subsidiaries. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Movement of valuation allowance is as follows:

	For the Years Ended December 31,
	2023	2024	2025
Beginning balance	13,871	30,042	125,678
Additions during the year	16,171	95,636	45,307
Ending balance	30,042	125,678	170,985

Unrecognized tax benefits

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of December 31, 2024 and 2025, the unrecognized tax benefit of US$5,011 and US$5,182 was recorded in the income tax payable, respectively, which were related to the uncertainty with regard to deductibility of certain expenses incurred between intra-entity transactions for the previous years, which were under examination by Chinese tax authorities. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of possible changes cannot be made at this moment. The Company will continue to review its tax positions and adjust for unrecognized tax benefits as they arise. As of December 31, 2025, unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The amount of income tax paid, net of amounts refunded, for the year ended December 31, 2025 is as follows:

For the Year Ended December 31,
2025
Mainland China	1,435
United States	2
Total	1,437

19.	Basic and diluted loss per share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Years Ended December 31,
	2023	2024	2025
Basic and diluted loss per share calculation
Numerator:
Net loss	(414,153)	(249,752)	(210,267)
Denominator:
Weighted-average number of ordinary shares outstanding used in calculating basic and diluted loss per Class A and Class B ordinary share	2,579,202,596	4,072,386,826	7,042,820,966
Basic and diluted loss per Class A and Class B ordinary share (US$ cent per share)	(16.06)	(6.13)	(2.99)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive as of December 31, 2023, 2024 and 2025 are as follows:

	As of December 31,
	2023	2024	2025
RSUs	146,954,430	569,945,385	551,294,295
Share options	144,000,000	60,000,000	60,000,000
Convertible preferred shares	—	417,588,975	—

20.	Contingencies

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

On February 19, 2026, the Company, through a wholly-owned subsidiary, acquired 49% equity interest of Alborz LLC, Bear LLC, and Chief Mountain LLC (collectively, the “ABC Projects”) from Cipher Mining Technologies Inc.’s (“Cipher”). As part of the transaction, the Company also purchased an additional 6,840 mining rigs from Cipher. The Company issued 53,762,660 ADSs (806,439,900 Class A ordinary shares) to Cipher as consideration for the acquired equity interest and mining rigs, with the fair value of US$24,785 on the settlement date. The issued ADSs are subject to a lock-up period of six months.

22.	Condensed financial information of the parent company

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of the parent company as of and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2025, restricted net assets of consolidated subsidiaries amounted to US$115,937, which exceed 25 percent of consolidated net assets.

The following condensed financial statements of the parent company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for its investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the parent company as “Investments in and receivables from subsidiaries”. The parent company, its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The parent company’s share of losses from its subsidiaries is reported as “share of losses from subsidiaries” in the condensed financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

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

As of December 31, 2024 and 2025, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(a)CONDENSED BALANCE SHEETS

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash	13,784	2,227
Prepayments and other current assets	464	394
Total current assets	14,248	2,621
Non-current assets:
Investments in and receivables from subsidiaries	326,177	435,449
Total assets	340,425	438,070
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued liabilities and other current liabilities	6,058	702
Convertible preferred shares	68,113	—
Total liabilities	74,171	702
Shareholders’ equity:
Class A ordinary shares	—	1
Class B ordinary shares	—	—
Subscriptions receivable from shareholders	—	—
Treasury stocks	(57,055)	(37,172)
Additional paid-in capital	816,363	1,177,057
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(57,456)	(56,653)
Accumulated deficit	(450,490)	(660,757)
Total shareholders’ equity	266,254	437,368
Total liabilities and shareholders’ equity	340,425	438,070

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating expenses:
General and administrative expenses	(4,538)	(8,115)	(5,131)
Loss from operations	(4,538)	(8,115)	(5,131)
Interest income	323	—	1
Other income, net	337	581	4,105
Change in fair value of financial instruments other than derivatives	(10,918)	20,571	(46,584)
Excess of fair value of convertible preferred shares	(59,199)	(50,725)	(28,179)
Share of losses from subsidiaries	(340,158)	(212,064)	(134,479)
Net loss	(414,153)	(249,752)	(210,267)
Foreign currency translation adjustment, net of nil tax	(6,966)	(13,577)	803
Total comprehensive loss	(421,119)	(263,329)	(209,464)

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities
Receipt of refund from depository bank	520	—	3,802
Other cash used in operating activities	(4,459)	(4,044)	(9,729)
Net cash used in operating activities	(3,939)	(4,044)	(5,927)
Cash flows from investing activities
Payment to subsidiaries	(84,760)	(118,884)	(220,481)
Net cash used in investing activities	(84,760)	(118,884)	(220,481)
Cash flows from financing activities
Payment for repurchase of ordinary shares	—	—	(5,000)
Proceeds from issuance of ordinary shares, net of issuance costs	65,430	—	49,470
Proceeds from issuance of convertible preferred shares, net of issuance costs	24,575	129,810	99,650
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	—	—	1
Proceeds from resale of treasury stock	2,420	768	1,609
Repurchase for tax withholdings on vesting of restricted share units	(2,420)	(768)	(1,609)
Proceeds from issuance of ordinary shares pursuant to registered direct offering, net of issuance cost	—	—	70,730
Net cash provided by financing activities	90,005	129,810	214,851
Net increase (decrease) in cash	1,306	6,882	(11,557)
Effect of exchange rate changes on cash	(86)	—	—
Cash, at the beginning of year	5,682	6,902	13,784
Cash, at the end of year	6,902	13,784	2,227